As filed with the Securities and Exchange Commission on August 2, 2018.

Registration No. 333-226299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RBB BANCORP

(Exact Name of Registrant as Specified in its Charter)

California	6022
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	27-2776416 Identification Number)

660 S. Figueroa Street, Suite 1888

Los Angeles, CA 90017

213-627-9888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yee Phong (Alan) Thian

Chairman, President and Chief Executive Officer

RBB Bancorp

660 S. Figueroa Street, Suite 1888

Los Angeles, CA 90017

213-627-9888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Loren P. Hansen Loren P. Hansen, APC 1301 Dove Street, Suite 370 Newport Beach, CA 92660 949-851-6125	Robert C. Azarow Marianna A. Shelenkova Arnold & Porter 250 W. 55th Street New York, New York 10019 212-836-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the transaction described in the proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer:	☐
Non-accelerated Filer:	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company:	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per unit	Proposed maximum aggregate offering price [2]	Amount of registration fee [3]
Common Stock, no par value	3,042,713	N/A	$130,543,959	$16,252.72(4)

1

Represents the estimated maximum number of shares of RBB Bancorp common stock to be issued pursuant to the Agreement and Plan of Merger dated April 23, 2018 (the “merger agreement”), between RBB Bancorp and First American International Corp. described in the accompanying proxy statement/prospectus, based on (i)(a) 2,204,046 shares of First American International Corp. common stock outstanding plus outstanding stock options that may be exercised into shares of First American International Corp, for a total of 2,258,546 shares; and (b) an assumed exchange ratio of 1.3472 shares of RBB Bancorp common stock for each share of First American International Corp. common stock being exchanged in the merger, minus (ii) $15.30, the estimated aggregate amount of cash that is to be payable in respect of such shares in connection with the merger.

2

Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on $57.80, the average of the bid and ask prices per share of First American International Corp. common stock as reported on the OTCQB as of July 20, 2018, which is within five (5) business days prior to the date of filing of this Registration Statement, in accordance with Rule 457(f)(1).

3	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act.
4.	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. RBB Bancorp may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED August 2, 2018

PROXY STATEMENT/PROSPECTUS MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The board of directors of First American International Corp., which we sometimes refer to as FAIC, has agreed to a merger of FAIC with and into RBB Bancorp, which we sometimes refer to as RBB. The details of the merger are set forth in the Agreement and Plan of Merger, dated as of April 23, 2018, between RBB, a California corporation and registered financial holding company, and FAIC, a New York corporation and registered financial holding company, which we refer to as the merger agreement. Immediately after the merger, FAIC’s wholly owned bank subsidiary, First American International Bank, a New York state-chartered bank, which we sometimes refer to as FAIB, will be merged with and into RBB’s wholly owned bank subsidiary, Royal Business Bank, a California state-chartered bank, which we sometimes refer to as the bank merger.

Upon the completion of the merger, shareholders of FAIC will be entitled to receive an aggregate of $33,771,903 in cash and 2,969,291 shares of RBB common stock. Based upon 2,204,046 shares of FAIC common stock outstanding as of July 31, 2018, the latest practicable date before the date of this proxy statement/prospectus, each share of FAIC common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 1.3472 shares of RBB common stock and $15.30 in cash, which we refer to as the per share merger consideration, with cash paid in lieu of fractional shares. Holders of in-the-money FAIC stock options will receive cash in an amount equal to (i) $51.00 minus (ii) the exercise price per share with respect to the corresponding FAIC stock option in accordance with the terms and conditions of the merger agreement. Upon closing of the merger, the former shareholders of FAIC are expected to own approximately 15.2% of RBB’s outstanding common stock, based on the number of shares of RBB common stock and FAIC common stock outstanding as of June 15, 2018.

The market value of the merger consideration will fluctuate with the market price of RBB common stock and will not be known at the time of the special meeting. Based on the closing price of RBB common stock as reported on the Nasdaq Global Select Market, which we refer to as the NASDAQ, of $27.48 as of April 20, 2018, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that a FAIC shareholder would be entitled to receive for each share of FAIC common stock owned would be $52.32 with an aggregate transaction value of approximately $117.0 million. Based on the closing price of RBB common stock as reported on the NASDAQ of $30.17 as of July 31, 2018, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration that a FAIC shareholder would be entitled to receive for each share of FAIC common stock owned would be $55.95 with an aggregate transaction value of approximately $123.3 million.

RBB’s common stock currently trades on the NASDAQ under the symbol “RBB.” FAIC common stock currently trades on the OTCQB under the symbol “FAIT”. The shares of RBB common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will trade on the NASDAQ. We encourage you to obtain current market quotations of RBB’s and FAIC’s common stock.

Completion of the merger and the bank merger is subject to certain conditions, including, among others, (i) approval of the merger agreement by the shareholders of FAIC; (ii) receipt of all government consents and approvals required to consummate the merger and the bank merger; (iii) effectiveness of the registration statement on Form S-4 for RBB common stock to be issued in the merger; (iv) absence of any injunction, order or legal restraint prohibiting the consummation of the merger and the bank merger; (v) redemption by FAIC of its currently outstanding $17 million of preferred stock held by the United States Treasury and issued under the Troubled Asset Relief Program prior to completion of the merger, which we sometimes refer to as the TARP Redemption, and that RBB will assist in financing such repurchase, if necessary; and (vi) absence of a material adverse effect, as defined in the merger agreement, with respect to FAIC or RBB. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (i) accuracy of the representations and warranties of the other party, subject to certain exceptions, (ii) performance in all material respects by the other party of its obligations under the merger agreement and (iii) receipt by such party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The merger agreement contains certain termination rights for both RBB and FAIC including, if the merger is not consummated on or before April 30, 2019, unless further extended in accordance with the merger agreement, if there is a material adverse effect with respect to FAIC or RBB, or if the requisite approval of the shareholders of FAIC is not obtained, among others. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

FAIC will hold a special meeting of its shareholders at which FAIC shareholders will be asked to vote to approve the merger agreement and the merger. RBB is not required to seek approval of its shareholders to complete the merger. We cannot complete the merger unless we obtain the required approval of FAIC’s shareholders. The merger agreement must be approved by the affirmative vote of at least a majority of the shares of FAIC common stock outstanding as of the record date for the FAIC special meeting.

We encourage you to read this entire document carefully, including the considerations discussed under “RISK FACTORS” beginning on page 31, and the appendices to this proxy statement/prospectus, which includes the merger agreement.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated                         , 2018 and is first being mailed to the shareholders of FAIC on or about                     , 2018.

ADDITIONAL INFORMATION

RBB has filed with the Securities and Exchange Commission, which we refer to as SEC, a registration statement on Form S-4 under the Securities Act with respect to its common stock offered hereby. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about RBB and its common stock that we propose to exchange for the common stock of FAIC as described in this proxy statement/prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this proxy statement/prospectus as to the contents of any contract or other document referred to in this proxy statement/prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. RBB’s filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

RBB is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act and, in accordance with those requirements, files periodic reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above.

RBB also maintains an internet site at www.royalbusinessbankusa.com. Information on, or accessible through, RBB’s website is not part of this proxy statement/prospectus.

In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may also contact Mr. Mark Ricca, President and Chief Executive Officer, First American International Corp., 79 Bayard Street, New York, New York, 10013; (631) 881-5441 or (646) 553-1899—Direct Line; or RBB Bancorp, 660 S. Figueroa Street, Suite 1888, Los Angeles, California 90013; (213) 627-9888 or (714) 670-2425—Direct Line.

FAIC does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and, accordingly, does not file documents or reports with the SEC.

FIRST AMERICAN INTERNATIONAL CORP.

79 Bayard Street

New York, New York 10013

(718) 871-8338

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To: The Shareholders of FIRST AMERICAN INTERNATIONAL CORP.:

At the direction of the Board of Directors of FAIC (which we sometimes refer to as the FAIC Board or the Board of Directors of FAIC), PLEASE TAKE NOTICE that we will hold a special meeting of shareholders of First American International Corp., which we refer to as FAIC, at our office at 79 Bayard Street, New York, New York on September 20, 2018, at 9:00 a.m. (local time), to consider and vote upon the following matters:

1.

Approval of the Merger Agreement and the Merger. To approve the Agreement and Plan of Merger, dated as of April 23, 2018 (the “merger agreement”) between RBB Bancorp (“RBB”) and FAIC pursuant to which FAIC will merge with and into RBB, and FAIC’s bank subsidiary, First American International Bank (“FAIB”), will be merged with and into RBB’s bank subsidiary, Royal Business Bank (the “merger”), as more fully described in the accompanying proxy statement/prospectus.

2.

Adjournment. To approve any adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement and the merger or for any other legally permissible purpose.

The FAIC Board has fixed the close of business on July 27, 2018 as the record date for the special meeting and only shareholders of record on that date will be entitled to receive notice of and to vote at the special meeting. Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of common stock of FAIC. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the votes cast at the special meeting or by proxy.

Shareholders of FAIC are entitled to assert dissenters’ rights with respect to the proposal to approve the merger agreement and the merger. Your dissenters’ rights are conditioned on your strict compliance with the requirements of Section 623 of the New York Business Corporation Law, which we refer to as the NYBCL. A copy of the applicable sections of the NYBCL is attached as Appendix B to this proxy statement/prospectus.

The FAIC Board has determined that the merger is advisable and in the best interests of FAIC shareholders and unanimously recommends that shareholders of FAIC vote “FOR” approval of the merger agreement and the merger and “FOR” the adjournment proposal.

Your vote is very important. Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card in the postage-paid envelope provided, or vote your shares electronically or by telephone, so that as many shares as possible may be represented. Each proxy is revocable and will not affect your right to vote in person if you attend the special meeting. If you hold your shares in certificate or registered book-entry form and attend the special meeting, you may simply revoke your previously submitted proxy and vote your shares at that time. If your shares are held by a broker or otherwise not registered in your name, you will need additional documentation from your record holder to vote your shares personally at the special meeting. If you hold your shares in certificate or registered book-entry form, please indicate on the proxy card whether or not you expect to attend the special meeting.

We appreciate your continuing support and look forward to seeing you at the special meeting.

DATED: , 2018	By Order of the Board of Directors

Mark Ricca	Raymond Yu
President and Chief Executive Officer	Chairman of the Board

Please do not send in your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE MERGER	1
Questions and Answers about the FAIC Special Meeting	1
Questions and Answers about the Merger Agreement and the Merger	3
SUMMARY	6
Parties to the Merger Agreement (See pages 72 to 102)	6
The Merger Agreement (See pages 72 to 102)	6
The Merger (See pages 72 to 102)	6
Consideration to be Paid to the Holders of FAIC’s common stock (See page 103)	7
Recommendation of First American International Corp.’s Board of Directors (See pages 68 to 69)	7
Directors of First American International Corp. Have Entered into Voting Agreements (See page 116).	7
FAIC Special Meeting of Shareholders (See pages 68 to 71)	7
Approval of a Majority of All Shares of First American International Corp. Stock Outstanding as of the Record Date is Required for the Merger to be Consummated (See page 69)	8
Opinion of First American International Corp’s Financial Advisor (See pages 81 to 94)	8
Material U.S. Federal Income Tax Consequences of the Merger (Pages 119 to 123)	8
Conditions that Must Be Satisfied Prior to Closing the Merger (See page 112 for RBB Bancorp and page 113 for First American International Corp.)	9
Regulatory Approvals Must Be Obtained Before the Merger Will Be Completed (See pages 101 to 102)	9
First American International Corp.’s Directors and Executive Officers May Have Interests In The Merger That Differ From Interests Of First American International Corp’s Shareholders (See page 101 to 102)	9
Closing of the Merger (See page 104)	10
Termination of the Merger Agreement (See pages 113 to 115)	10
Accounting Treatment of the Merger (See page 118)	11
RBB Bancorp’s and Royal Business Bank’s Management and Operations After the Merger (See page 94)	11
Differences in the Rights as a Shareholder of First American International Corp. (See pages 276 to 282)	11
First American International Corp. Dissenters’ Rights (See pages 98 to 101)	11
SELECTED HISTORICAL FINANCIAL DATA	14
Selected Consolidated Historical Financial Data of RBB Bancorp	14
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION AND DATA	19
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of March 31, 2018	20
Unaudited Pro Forma Combined Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2018 and Year Ended December 31, 2017	21
UNAUDITED COMPARABLE PER SHARE DATA	27
COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION	28
Markets; Holders	28
Comparative Per Share Market Value Prices	28
Dividends	29
RISK FACTORS	31
Risks Related to the Merger	31
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	66
THE FAIC SPECIAL MEETING	68
General	68
Date, Time and Place of the Special Meeting	68
Record Date for the Special Meeting; Stock Entitled to Vote	68

i

ii

Appendix A	Agreement and Plan of Merger, dated April 23, 2018 by and between RBB Bancorp and First American International Corp.; with the forms of Bank Merger Agreement attached as Exhibit A, Option Holder Agreement attached as Exhibit B; and Shareholder Agreement applicable to First American International Corp. directors attached as Exhibit C thereto.

Appendix B	Sections 623 and 910 of the New York Business Corporations Law (Dissenters’ Rights).

Appendix C	Fairness Opinion of First American International Corp.’s Financial Advisor, by Sandler O’Neill & Partners, L.P.

iii

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE MERGER

This question and answer summary highlights selected information contained in other sections of this proxy statement/prospectus and is intended to answer questions that you, as a shareholder of FAIC, may have regarding the special meeting, and the merger. FAIC urges you to carefully read this entire proxy statement/prospectus, including all appendices.

Questions and Answers about the FAIC Special Meeting

Q: Why am I receiving this document?

A: This document is being delivered to you because it is serving as both a proxy statement of FAIC and a prospectus of RBB. In order to approve the merger and related matters, FAIC has called a special meeting of its shareholders. This document serves as a proxy statement for the special meeting and describes the proposals to be voted on at the special meeting and is being used by the FAIC Board to solicit votes from the FAIC shareholders in connection with such proposals. This document is also a prospectus of RBB because RBB is offering shares of its common stock, as well as cash, in exchange for shares of FAIC in the merger as described below.

This proxy statement/prospectus contains important information regarding the proposed merger, as well as information about RBB and FAIC. It also contains important information about what the FAIC Board and management considered when evaluating this proposed merger. We urge you to read this proxy statement/prospectus carefully, including the merger agreement which is attached to this proxy statement/prospectus as Appendix A and is incorporated herein by reference, and the other appendices.

Q: When and where will FAIC’s special meeting be held?

A: FAIC’s special meeting will be held at 79 Bayard Street, New York, New York, 10013, on September 20, 2018, at 9:00 a.m. (local time).

Q: Who is entitled to vote at the FAIC special meeting?

A: FAIC shareholders of record as of the close of business on July 27, 2018 will be entitled to vote at the special meeting.

Q: What am I being asked to vote on at the FAIC special meeting?

A: FAIC is holding the special meeting to ask its shareholders to consider and vote to:

•

approve the merger agreement and the merger of FAIC with and into RBB, with RBB surviving the merger, as more fully described in this proxy statement/prospectus, which we sometimes refer to as the “merger proposal”; and

•

approve any adjournment or postponement of the FAIC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement and the merger or for any other legally permissible purpose, which we sometimes refer to as the “adjournment proposal.”

Q: How does the FAIC Board recommend that I vote with respect to each proposal?

A: The FAIC Board unanimously recommends that you vote “FOR” the approval of:

•	the merger proposal; and

•	the adjournment proposal.

Q: How many votes do I have and how do I vote at the special meeting?

A: You are entitled to one vote for each share that you owned as of the record date for the FAIC special meeting. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to any of the proposals presented at the FAIC special meeting. Whether or not you plan to attend the FAIC special meeting, we urge you to vote by proxy to ensure your vote is counted. If you hold your shares in certificate or registered book-entry form, you may still attend the special meeting and vote in person even if you have already voted by proxy.

•

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the special meeting, your shares will be voted as you direct.

•	You may also vote electronically or by telephone as set forth on the enclosed proxy card.

•

If you hold your shares in certificate or registered book-entry form and wish to vote in person, simply attend the special meeting and you will be given a ballot when you arrive. If you hold your shares in street name, you will need to obtain a legal proxy from your broker to enable you to vote in person at the meeting.

Q: What is the vote required to approve the proposals?

A: Proposal One (the merger proposal)

Standard: The affirmative vote of the holders of a majority of the outstanding shares of FAIC common stock entitled to vote is required to approve Proposal One.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

Proposal Two (the adjournment proposal)

Standard: The affirmative vote of the holders of at least a majority of the votes cast for or against the proposal is required to approve Proposal Two.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker non-votes will be counted towards quorum but will not affect the outcome of the vote on this proposal.

Q: What if my shares are held in street name by my broker or other nominee?

A: If you hold your shares in “street name” through a broker or other nominee, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from FAIC. Your broker or nominee cannot vote your shares unless you provide instructions on how to vote them. To vote your shares, follow the voting instructions your broker or nominee provides when forwarding these proxy materials to you and complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote electronically or by telephone as instructed by your broker or nominee. To vote in person at the special meeting, you must obtain a valid proxy from your broker or nominee. If you do not provide voting instructions to your broker, bank or agent, this will have the same effect as a vote “AGAINST” the merger agreement and the merger. Abstention or broker non-vote will have no effect on the outcome of the proposal to adjourn and reconvene the special meeting. See “THE FAIC SPECIAL MEETING—Shares Held in Street Name; Abstentions and Broker Non-Votes” beginning on page 70.

Q: What are broker non-votes?

A: The term “broker non-votes” generally refers to shares that are held by a broker or other nominee in its name for the benefit of its clients but that cannot be voted because the broker or nominee is precluded from voting on certain matters and has not received voting instructions from the beneficial owner on those matters.

Q: May I revoke or change my vote after I have provided proxy instructions?

A: Yes. If you hold shares in certificate or registered book-entry form, you may revoke or change your proxy at any time before the time your proxy is voted at the special meetings by: (i) filing with FAIC’s Corporate Secretary an instrument revoking it or a duly executed proxy bearing a later date; (ii) appearing and voting in person at the special meeting; or (iii) if you have voted your shares electronically or by telephone, recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last electronic or telephonic vote. Your attendance alone at the special meeting will not revoke your proxy. If you have instructed a broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those instructions.

Q: What happens if I don’t vote?

A: If you do not vote by either returning your proxy card, voting electronically or by telephone, or attending the special meeting and voting in person, it will have the same effect as voting your shares “AGAINST” the merger proposal.

Q: What happens if I sign and return my proxy card without indicating how I wish to vote?

A: If you sign and return your proxy card without indicating how to vote on any particular proposal, your proxy will be voted “FOR” the merger and the adjournment proposals, as recommended by the FAIC Board.

Q: What happens if I sell my FAIC shares after the record date for the special meeting, but before the special meeting?

A: If you transfer your FAIC shares after the record date for the special meeting, but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive any shares of RBB common stock in exchange for your former shares of FAIC common stock if and when the merger is completed. In order to receive shares of RBB common stock and cash in the merger, you must hold your FAIC common stock through the completion of the merger.

Questions and Answers about the Merger Agreement and the Merger

Q: What will FAIC shareholders receive in the merger?

A: Under the terms of the merger agreement, for each share of FAIC common stock, FAIC shareholders will be entitled to receive (i) 1.3472 shares of RBB common stock, and (ii) $15.30 in cash, which we refer to as the per share merger consideration.

Details concerning the merger consideration, are described in detail in “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Merger Consideration” on page 103.

Q: Will the value of the merger consideration change between the special meeting and the time the merger is completed?

A: Possibly. The value of the merger is dependent in part on the value of RBB common stock, which shares trade on the NASDAQ and the price per share of RBB common stock is subject to fluctuations.

Q: Will the shares of RBB common stock received by FAIC shareholders in the merger be listed on NASDAQ upon the completion of the merger?

A: Yes. The shares of RBB common stock to be issued in connection with the merger have been registered under the Securities Act and will be listed on the NASDAQ under the symbol “RBB.”

Q: What will holders of outstanding stock options receive in the merger?

A: Directors who hold outstanding stock options under the FAIB 2000 Directors Stock Option Plan will receive a cash payment equal to the difference between (A) $51.00 and (B) the exercise price per share with respect to the corresponding FAIC stock option in question, multiplied by (C) the number of shares of outstanding FAIC common stock underlying such stock options held by the director. In order to receive such cash payment, a holder of outstanding stock options must first execute the Option Holder Agreement (a form of which is attached as Exhibit B to the merger agreement attached as Appendix A hereto).

Q: Will I receive any fractional shares of RBB common stock as part of the merger consideration?

A: No. RBB will not issue fractional shares in the merger. As a result, the total number of shares of RBB common stock that you will receive in the merger will be rounded down to the nearest whole number. You will receive a cash payment for the value of any remaining fraction of a share of RBB common stock that you would otherwise have been entitled to receive.

Q: Do FAIC shareholders have dissenters’ rights with respect to approval of the merger agreement?

A: Yes. Under the NYBCL, holders of record of FAIC who do not vote in favor of the adoption of the merger agreement have the right to dissent from the merger and obtain payment of the fair value of their shares if the merger is completed, but only if they follow the procedures and satisfy the conditions prescribed by the NYBCL. However, it is a condition to completing the transaction that FAIC shareholders exercise dissenters’ rights for not more than 15% of the outstanding shares of FAIC common stock. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to this proxy statement/prospectus. For an explanation of your dissenters’ rights and how to exercise them, please see the discussion under the heading “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Dissenters’ Rights of First American International Corp. Shareholders” beginning on page 98.

Q: Why has the FAIC Board approved the merger?

A: The FAIC Board has determined that the merger agreement and the transactions contemplated therein are in the best interest of the FAIC shareholders. Please read the sections entitled “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—First American International Corp.’s Reasons for the Merger; Recommendation of the Board of Directors of FAIC” beginning on page 79.

Q: When do you expect the merger to be completed?

A: RBB and FAIC are working to complete the merger in the fourth quarter of 2018. However, the merger is subject to various federal and state regulatory approvals and other closing conditions, including approval by the shareholders of FAIC. Due to possible factors outside our control, it is possible that the merger will be completed at a later time, or not at all. There may be a substantial amount of time between the special meeting and the completion of the merger.

Q: What happens if the merger is not completed?

A: If the merger is not completed, FAIC shareholders will not receive any consideration for their shares of FAIC common stock in connection with the merger. Instead, FAIC will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by FAIC to RBB.

Q: Are the shares of RBB common stock publicly traded?

A: Shares of RBB common stock are currently quoted and traded on the NASDAQ, under the symbol “RBB.” The merger agreement contains a condition that the shares of RBB will be registered with the NASDAQ at close.

Q: What will happen to shares of RBB common stock in the merger?

A: Nothing. Each share of RBB common stock outstanding will remain outstanding as a share of common stock.

Q: What are the material U.S. federal income tax consequences of the merger to FAIC shareholders?

A: The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we will refer to as the Internal Revenue Code, and it is a condition to the respective obligations of RBB and FAIC to complete the merger that each of RBB and FAIC receives a legal opinion to that effect. Assuming the merger qualifies as a reorganization, a FAIC shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of: (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of RBB common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of FAIC common stock surrendered); and (ii) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). Further, a FAIC shareholder generally will recognize gain or loss with respect to cash received in lieu of a fractional share of RBB common stock that the FAIC shareholder would otherwise be entitled to receive. For further information, see “THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” on page 119.

The U.S. federal income tax consequences described above may not apply to all holders of FAIC common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q: Are there any risks I should consider in deciding whether to vote to approve the merger proposal?

A: Yes. You should read and carefully consider the risks described in the section of this proxy statement/prospectus entitled “RISK FACTORS” beginning on page 31. You are urged to read that section, as well as the rest of this proxy statement/prospectus, before deciding how to vote.

Q: Should I send in my FAIC certificates now?

A: No. Please do not send in your FAIC stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

Q: What should I do now?

A: After reading this proxy statement/prospectus, you should vote on the proposals. Simply indicate on your proxy card how you want to vote, then sign and mail your proxy card in the enclosed return envelope in time to be represented at the FAIC special meeting. You may also vote electronically or by telephone by following the instructions on your proxy card.

As soon as reasonably practicable after the close of the merger, the exchange agent for the merger will mail to each holder of record of a FAIC stock certificate a letter of transmittal and instructions for use in surrendering your stock certificates, or making alternative exchange arrangements in the case of registered book-entry shares, in exchange for RBB common stock and cash.

Q: Will I be able to trade the shares of RBB common stock that I receive in the merger?

A: You may sell the shares of RBB common stock you receive in the merger without restriction unless you are considered an “affiliate” of RBB Bancorp. See “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Resale of RBB Bancorp common stock” on page 102.

Q: Who can help answer my other questions?

A: If you have more questions about the merger or the special meeting, or if you need additional copies of this document or the enclosed proxy card, you may direct your questions to Mark Ricca, President and Chief Executive Officer, First American International Corp., 79 Bayard Street, New York, New York 10013; (631) 881-5441 or (646) 553-1899—Direct Line.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents we refer to in this proxy statement/prospectus before you decide how to vote. These materials will give you a more complete description of the merger agreement and the merger and the other matters to be considered at the special meeting. We have included page references in this summary to direct you to more complete descriptions of the topics provided elsewhere in this proxy statement/prospectus.

The Merger Agreement (See pages 72 to 102)

FAIC and RBB are proposing a strategic merger. On April 23, 2018, FAIC and RBB entered into the merger agreement, which is the legal document that contains the terms that govern the merger, including the issuance of the merger consideration in the merger. Please read the entire merger agreement which is attached to this proxy statement/prospectus as Appendix A.

Parties to the Merger Agreement

RBB is a California corporation headquartered in Los Angeles, California, and is a registered financial holding company under federal banking laws. RBB is the holding company for Royal Business Bank, a California state-chartered bank also headquartered in Los Angeles, which we sometimes refer to as the Bank. Founded in 2008, Royal Business Bank currently has thirteen (13) full service branch offices across three separate regions: Los Angeles County, California; Ventura County, California; and Clark County, Nevada. Royal Business Bank currently has ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silver Lake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles. Royal Business Bank has two branches in Ventura County, located in Oxnard and Westlake Village, and one branch in Las Vegas, Nevada. At March 31, 2018, RBB had total assets of $1.7 billion, total deposits of $1.4 billion and total shareholders’ equity of $275.8 million.

RBB’s principal executive offices are located at 660 S. Figueroa Street, Suite 1888, Los Angeles, California 90017, telephone: (213) 627-9888. Its website address is www.royalbusinessbankusa.com.

FAIC is a New York corporation headquartered in New York, New York, and is a registered financial holding company under federal banking laws. FAIC is the holding company for FAIB, a New York state-chartered bank also headquartered in New York. FAIB operates eight (8) branches (including its main office and corporate headquarters) in New York, including Brooklyn, Queens and Manhattan. At March 31, 2018, FAIB had total assets of $889.6 million, total deposits of $649.5 million and total shareholders’ equity of $82.1 million.

FAIC’s principal executive offices are located at 79 Bayard Street, New York, New York 10013, telephone: (646)  553-1899. Its website address is www.faib.com.

The Merger (See pages 72 to 102)

Under the terms of the merger agreement: (a) FAIC will merge with and into RBB, with RBB surviving the merger; and (b) immediately thereafter, FAIB will be merged with and into Royal Business Bank, and Royal Business Bank will continue the commercial bank operations of the combined banks under its California charter and as the wholly-owned bank subsidiary of RBB. A copy of the merger agreement between RBB and FAIC is attached to this proxy statement/prospectus as Appendix A.

Consideration to be Paid to the Holders of FAIC common stock (See page 103)

Under the terms of the merger agreement, each share of FAIC common stock will be converted into the right to receive (i) 1.3472 shares of RBB common stock, and (ii) $15.30 in cash, which we refer to as the per share merger consideration, as specified in the merger agreement. Details concerning the merger consideration are described in detail in “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Merger Consideration” on page 103.

The precise value of the per share merger consideration will not be known until shortly before the closing of the merger. Based on the closing price of RBB common stock as reported on the NASDAQ of $27.48 as of April 20, 2018, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that a FAIC shareholder would be entitled to receive for each share of FAIC common stock owned would be $52.32 with an aggregate transaction value of approximately $117.0 million. Based on the closing price of RBB common stock as reported on the NASDAQ of $30.17 as of July 31, 2018, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration that a FAIC shareholder would be entitled to receive for each share of FAIC common stock owned would be $55.95 with an aggregate transaction value of approximately $123.3 million.

Treatment of FAIC TARP Preferred Stock (See page 101)

The merger agreement provides that each outstanding share of FAIC’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (which we refer to as the “TARP Preferred Stock”) must be redeemed from the United States Department of the Treasury (which we refer to as the “Treasury”) at least five (5) business days prior to the close of the merger (which we refer to as the “TARP Redemption”). Pursuant to the terms of the merger agreement, if necessary, RBB has agreed to provide financing for the entire amount of the TARP Redemption for an interim period of up to one month.

Recommendation of First American International Corp.’s Board of Directors (See pages 79 to 81)

On April 22, 2018, the FAIC Board unanimously approved the merger agreement and the merger. Moreover, the FAIC Board has determined that the merger is in the best interest of FAIC shareholders. Accordingly, the FAIC Board unanimously recommends a vote “FOR” the merger proposal. The conclusions of the FAIC Board regarding the merger are based upon a number of factors which are discussed more fully under the section entitled “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—First American International Corp.’s Reasons for the Merger; Recommendation of FAIC’s Board of Directors” beginning on page 79.

Directors of First American International Corp. Have Entered into Voting Agreements (See page 116).

As of the record date, collectively, the members of the FAIC Board owned approximately 683,969 voting shares (not including vested option shares), or approximately 31.03%, of FAIC outstanding shares of common stock. FAIC directors have entered into separate written agreements in which they have agreed, among other things, to vote their shares “FOR” the approval of the merger agreement and the transactions contemplated therein. A copy of the form of voting agreement separately executed by each of the FAIC directors is attached as Exhibit C to the merger agreement which is attached to this proxy statement/prospectus as Appendix A and is incorporated herein by reference.

FAIC Special Meeting of Shareholders (See pages 68 to 71)

FAIC will hold a special meeting of shareholders at First American International Corp., 79 Bayard Street, New York, New York 10013, on September 20, 2018, at 9:00 a.m. (local time). The FAIC Board has set the close of business on July 27, 2018, as the record date for determining shareholders entitled to notice of, and to vote at, the special meeting. On that date, there were 2,204,046 shares of FAIC common stock outstanding.

At the special meeting, holders of FAIC common stock will be asked to consider and vote on the following proposals:

•	a proposal to approve the merger agreement and the merger of FAIC with and into RBB with RBB surviving the merger, as more fully described in this proxy statement/prospectus; and

•

a proposal to approve any adjournment or postponement of the FAIC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement and the merger or for any other legally permissible purpose.

Approval of a Majority of All Shares of First American International Corp. Stock Outstanding as of the Record Date is Required for the Merger to be Consummated (See page 69)

The affirmative vote of at least a majority of the shares of FAIC common stock outstanding as of the record date for the FAIC special meeting is required to approve the merger proposal.

Each share of FAIC common stock outstanding on the record date for the FAIC special meeting will be entitled to one vote for each share held. As of July 27, 2018, which is the record date for the FAIC special meeting, there were 2,204,046 shares of FAIC common stock outstanding. Therefore, at least 1,102,024 shares of FAIC common stock must be affirmatively voted in favor of the merger agreement in order for FAIC shareholders to approve the merger proposal. Abstentions, failures to vote and broker non-votes will have the same effect as votes “AGAINST” approval of the merger agreement. As of the record date, FAIC’s directors owned approximately 683,969 voting shares (not including vested option shares), or approximately 31.03%, of FAIC outstanding shares of common stock and have committed to vote these shares “FOR” the approval of the merger agreement and the merger.

Opinion of First American International Corp’s Financial Advisor (See pages 81 to 94)

In deciding to approve the merger, the FAIC Board considered, among other things, the opinion of Sandler O’Neill & Partners, L.P., FAIC’s financial advisor, regarding the fairness, from a financial point of view, of the merger consideration to be received by FAIC’s common shareholders as set forth in the merger agreement. The written opinion of Sandler O’Neill & Partners, L.P., which we sometimes refer to as Sandler O’Neill, is attached as Appendix C to this proxy statement/prospectus. You should read it carefully in its entirety to understand the assumptions made, matters considered and qualifications and limitations of the review undertaken by Sandler in providing its opinion. Sandler’s written opinion was addressed to the FAIC Board and does not constitute a recommendation as to how any holder of FAIC common stock should vote with respect to the merger agreement and the transactions contemplated therein.

Material U.S. Federal Income Tax Consequences of the Merger (See pages 119 to 123)

RBB and FAIC intend that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a “reorganization” under the Internal Revenue Code, then, in general, U.S. holders (as defined in the section entitled “MATERIAL U. S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” beginning on page 119) of FAIC common stock generally will recognize gain, but not loss, for U.S. federal income tax purposes upon receipt of the merger consideration in exchange for their shares of FAIC common stock in an amount equal to the lesser of (1) the amount of gain “realized” (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the RBB common stock received pursuant to the merger over the adjusted tax basis in the FAIC common stock surrendered), and (2) the amount of cash received by such holder (excluding any cash received in lieu of a fractional share). U.S. holders also will recognize gain or loss attributable to cash received in lieu of a fractional share of RBB common stock, as will U.S. holders who dissent and receive cash for their FAIC shares. For a description of the material U.S. federal income tax consequences of the merger, see “MATERIAL U. S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” beginning at page 119. FAIC shareholders are strongly urged to consult with their tax advisors concerning the U.S. federal income tax consequences of the merger to them, as well as the effects of state and local, foreign and other tax laws.

Conditions that Must Be Satisfied Prior to Closing of the Merger (See page 112 for RBB Bancorp and page 113 for First American International Corp.)

In addition to obtaining the necessary approval of the shareholders of FAIC, the parties’ obligations to close the merger depend on other conditions being met prior to the completion of the merger, including but not limited to:

•

All required regulatory approvals and consents must be obtained, including approvals from the Federal Reserve Board, which we refer to as the Federal Reserve; the Federal Deposit Insurance Corporation, which we refer to as the FDIC; the California Department of Business Oversight, which we refer to as the CDBO, and the New York Department of Financial Services, which we refer to as the NYDFS;

•	There must not be any law or order by a court or regulatory authority that would prohibit or make illegal the merger;

•

The number of shares of FAIC common stock for which dissenters’ rights under the NYBCL have been properly asserted shall not be more than 15% of FAIC’s total issued and outstanding shares (See “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Dissenters’ Rights of First American International Corp. Shareholders” beginning on page 98;

•

RBB and FAIC must have received separate opinions dated as of the date of the closing of the merger to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	The TARP Redemption shall have occurred at least five (5) business days prior to closing; and

•	The shares issued to holders of FAIC common stock shall have been approved for listing on the NASDAQ.

Regulatory Approvals Must Be Obtained Before the Merger Will Be Completed (See pages 101 to 102)

RBB has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the approvals from the Federal Reserve, the FDIC, the CDBO, and the NYDFS. RBB and Royal Business Bank have filed the requisite applications to obtain the required regulatory approvals.

On July 26, 2018, the Federal Reserve granted RBB’s request to waive the filing of an application under Section 3 of the Bank Holding Company Act. The other requisite regulatory applications are currently pending.

First American International Corp.’s Directors and Executive Officers May Have Interests In The Merger That Differ From Interests Of First American International Corp’s Shareholders (See page 101 to 102)

FAIC directors and executive officers may have economic interests in the merger that are different from, or in addition to, their interests as FAIC shareholders. The FAIC Board considered these interests in its decision to adopt and approve the merger agreement and to recommend approval of the merger agreement and the merger to FAIC shareholders. Some of the interests of FAIC directors and executive officers include:

•

Change in control severance payments and benefits totaling $1,118,931 to Mr. Ricca, FAIC’s President and Chief Executive Officer if his employment is terminated by RBB without “cause” or if he resigns because of “good reason,” which includes not being retained by RBB or Royal Business Bank in his same positions.

•

Severance payments and benefits to the other named executive officers (FAIC’s three most highly paid executive officers, not including Mr. Ricca, as of the end of the most recently completed fiscal year), totaling $366,367 if their employment is terminated by RBB without “cause” or if they resign in a “constructive termination” as defined in the plan.

•

Retention bonus agreements to other named executive officers, totaling $300,000, conditioned on the executive remaining at FAIB until the closing date and at RBB through the six month anniversary of the closing date or if their employment is terminated by RBB without cause before the six month anniversary.

•

Outstanding stock options covering 54,500 shares, held by members of the FAIC Board, which will be paid in cash in an amount equal to (i) $51.00 minus (ii) the exercise price per share of the corresponding FAIC options.

•

Mr. Yu and one other director being appointed to the board of directors of RBB and Royal Business Bank, with Mr. Yu being appointed as Vice Chairman of the boards of directors of RBB and Royal Business Bank.

•	Continued indemnification and insurance coverage for FAIC’s current and past officers and directors.

You should consider these interests in conjunction with the recommendation of the FAIC Board with respect to approval of the merger. (See PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Interests of Directors and Officers in the Merger” beginning on page 94.

Closing of the Merger

If shareholder approval is received as planned, and if the conditions to the merger have either been satisfied or waived, we anticipate that the merger will close in the fourth quarter of 2018. However, we cannot assure you whether or when the merger will actually close.

Termination of the Merger Agreement (See pages 113 to 115)

The merger agreement may be terminated at any time by FAIC or RBB prior to the effective time of the merger under the following circumstances:

•	by mutual written consent;

•

if the approval of the governmental entity whose approval is required to consummate the merger or the other transactions contemplated by the merger agreement is denied by such governmental entity by a final, non-appealable action;

•

by either party, if the merger is not consummated by April 30, 2019 or such other later date as agreed to by FAIC and RBB in writing, unless the failure of the merger to be consummated by that date is due to the material breach of any representation, warranty, covenant or agreement of the terminating party; and

•

subject to cure rights, if there shall have been a breach of any of the covenants or agreements, or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied.

In addition, in the following circumstances, the merger agreement may be terminated by FAIC and/or RBB and FAIC has agreed to pay RBB a termination fee of $5,000,000:

•

if, prior to obtaining the approval by FAIC shareholders of the merger proposal, the FAIC Board receives a superior proposal and fails to recommend the merger or withdraws or modifies or qualifies its recommendation in a manner adverse to RBB; or approves, adopts or endorses a superior proposal, or has breached its obligations under the merger agreement with respect to an acquisition proposal or a superior proposal in any material respect; or if, after the date of the merger agreement, FAIC receives a superior proposal and within 12 months of termination of the merger agreement enters into a merger agreement or consummates a transaction with respect to an acquisition proposal.

For more information, please see “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Termination—Termination Fee” beginning on page  114.

Accounting Treatment of the Merger (See page 118)

RBB will account for the merger using the acquisition method of accounting. Under this method of accounting, the assets and liabilities of FAIC acquired are recorded at fair value as of the completion of the merger, and are added to those of RBB.

RBB Bancorp’s and Royal Business Bank’s Management and Operations After the Merger (See page 94)

The directors and executive officers of RBB and Royal Business Bank immediately prior to the merger will continue to be the directors and executive officers of RBB and Royal Business Bank, respectively, after the merger. In addition, Mr. Raymond Yu, Chairman of the Board of FAIC, and one additional director from FAIC and FAIB will become directors of RBB and Royal Business Bank, with Mr. Yu being appointed as vice chairman of the boards of directors of RBB and Royal Business Bank. RBB will also appoint Jacqueline Kay, current chief operating officer of FAIB, as regional manager for the New  York area operations.

Differences in the Rights as a Shareholder of First American International Corp. (See pages 276 to 282)

As a FAIC shareholder, your rights are currently governed by FAIC’s Certificate of Incorporation and Bylaws and by the NYBCL. If you do not exercise your dissenters’ rights, each share of FAIC common stock you hold at the closing of the merger will be converted into 1.3472 shares of RBB common stock and the right to receive $15.30 in cash. As a RBB shareholder, your rights will be thereafter governed by RBB’s Articles of Incorporation and Bylaws and by the CGCL. The rights of RBB shareholders differ from those of FAIC shareholders in certain respects. See “COMPARISON OF THE RIGHTS OF COMMON STOCK SHAREHOLDERS OF RBB BANCORP AND FIRST AMERICAN INTERNATIONAL CORP.” beginning on page  276 of this proxy statement/prospectus.

First American International Corp. Dissenters’ Rights (See pages 98 and 101)

FAIC shareholders have dissenters’ rights under the NYBCL in connection with the merger. FAIC shareholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of the NYBCL will be entitled to dissent from the merger and obtain payment of the fair value of their shares if the merger is completed. Any shares of FAIC common stock held by a shareholder who has not voted in favor of the adoption of the merger agreement and who has exercised dissenters’ rights for such shares in accordance with the NYBCL, will not be converted into a right to receive the merger consideration, unless such shareholder fails to perfect, withdraws or otherwise loses such shareholder’s right to dissent under the NYBCL. If, after the consummation of the merger, such holder of FAIC common stock fails to perfect, withdraws or otherwise loses his or her or its rights to dissent, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration as shares that made no election. However, it is a condition to completing the transaction that FAIC shareholders exercise dissenters’ rights for not more than 15% of the outstanding shares of FAIC common stock.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising dissenters’ rights, FAIC shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of dissenters’ rights. See “PROPOSAL NO. 1 — THE MERGER AGREEMENT AND THE MERGER — THE MERGER — Dissenters’ Rights of First American International Corp. Shareholders” beginning on page 98 of this proxy statement/prospectus for additional information and the text of Sections 623 and 910 of the NYBCL reproduced in their entirety as Appendix B to this proxy statement/prospectus.

FAIC’s Recent Developments-Preliminary Unaudited Second Quarter Financial Information

FAIC’s unaudited consolidated financial statements as of and for the three and six month periods ended June 30, 2018, are not yet available. The following preliminary financial information for the three and six month periods ended June 30, 2018, is based solely on management’s estimates, reflecting currently available preliminary information and remains subject to FAIC’s consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates for the three and six month periods ended June 30, 2018. FAIC’s independent auditor, BDO USA, LLP, has not audited or performed review procedures, and does not express an opinion with respect to, the preliminary financial information set forth below.

The preliminary information set forth below is not a complete presentation of FAIC’s financial results for the three and six month periods ended June 30, 2018. FAIC’s unaudited consolidated financial statements as of and for the three and six month periods ended June 30, 2018 may differ materially from our estimates and interim balances indicated below. In addition, the estimates set forth in the following preliminary financial information constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors” in this proxy statement/prospectus. See “Risk Factors—Risks Related to Our Business” and “Cautionary Note Regarding Forward-Looking Statements.” The following preliminary financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FAIC’s consolidated financial statements and the related notes to those financial statements that are included elsewhere in this proxy statement/prospectus.

Earnings. FAIC expects to report net income available to common shareholders for the three months ended June 30, 2018, in the range of $0.3 million to $0.5 million, compared to net income of $2.8 million and $1.7 million for the three months ended March 31, 2018, and June 30, 2017, respectively. The expected decrease in net income is primarily attributable to higher gains on the sale of one-to-four family residential loans recognized in the prior quarters that are not expected to be recognized in the second quarter of 2018, and additional merger and merger-related expenses in the second quarter of 2018. FAIC also expects to report net income available to common shareholders in the range of $3.1 million to $3.3 million for the six months ended June 30, 2018, compared to $3.1 million for the six months ended June 30, 2017.

FAIC expects to report basic earnings per share available to common shareholders for the three months ended June 30, 2018, in the range of $0.17 to $0.19, compared to basic earnings per share available to common shareholders of $1.27 for the three months ended March 31, 2018 and $0.79 for the three months ended June 30, 2017. FAIC also expects to report basic earnings per share available to common shareholders in the range of $1.44 to $1.46 for the six months ended June 30, 2018, compared to $1.42 for the six months ended June 30, 2017.

For the three months ended June 30, 2018, FAIC expects to report return on average assets in the range of 0.17% to 0.19%, compared to return on average assets of 1.26% for the three months ended March 31, 2018, and 0.80% for the three months ended June 30, 2017. FAIC also expects to report return on average assets in the range of 0.71% to 0.74% for the six months ended June 30, 2018, compared to 0.73% for the six months ended June 30, 2017.

Credit Quality. FAIC expects to report a ratio of nonperforming assets to total assets in the range of 0.24% to 0.26% as of June 30, 2018, compared to 0.30% and 0.31% as of March 31, 2018 and December 31, 2017, respectively. Additionally, FAIC expects to report net recoveries of $60,000 for the three months ended June 30, 2018, compared with net recoveries of $5,000 for the three months ended March 31, 2018.

Balance Sheet. FAIC expects to report that total assets at June 30, 2018 were $879.5 million, representing a $10.1 million decrease from March 31, 2018 and a $6.6 million increase from December 31, 2017.

FAIC expects to report that total loans receivable, net, at June 30, 2018 were $700.3 million, representing a $16.7 million increase from March 31, 2018, and a $4.4 million decrease from December 31, 2017.

FAIC expects to report that total deposits were $638.7 million as of June 30, 2018, representing a decrease of $10.8 million from March 31, 2018, and an $8.9 million increase from December 31, 2017.

FAIC also expects to report total shareholders’ equity in the range of $82.5 million to $82.7 million as of June 30, 2018, compared to $82.1 million and $79.3 million as of March 31, 2018 and December 31, 2017, respectively. Additionally, FAIC expects to report book value per common share in the range of $29.78 to $29.80 as of June 30, 2018, compared to $29.61 and $28.39 as of March 31, 2018 and December 31, 2017, respectively. FAIC calculates book value per common share as total shareholders’ equity at the end of the relevant period less the net book value of preferred stock, divided by the outstanding number of FAIC’s common shares at the end of each period. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount as of June 30, 2018, March 31, 2018 and December 31, 2017 was $0, $125,926 and $250,297, respectively.

FAIC expects its capital ratios at June 30, 2018 to continue to exceed all regulatory minimums and FAIB to remain categorized as “well-capitalized.”

Risk Factors (See pages 31 to 65)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 31.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected consolidated historical financial data of RBB and selected consolidated historical financial data of FAIC.

Selected Consolidated Historical Financial Data of RBB Bancorp

The following table sets forth RBB’s summary historical consolidated financial data as of the dates and for the periods shown. The summary consolidated balance sheet data as of March 31, 2018 and 2017, December 31, 2017 and 2016 and the summary consolidated income statement data for the years ended December 31, 2017 and 2016 have been derived from RBB’s audited consolidated financial statements included elsewhere in this document.

	Quarter ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except share data)		(in thousands, except share data)
Statements of Income:
Interest income	$20,177	$16,759	$74,104	$68,189	$42,513
Interest expense	3,732	3,245	13,938	11,707	6,936

Net interest income	16,445	13,514	60,166	56,482	35,577
Provision for loan losses	184	—	(1,053)	4,974	1,386
Net interest income after provision for loan losses	16,261	13,514	61,219	51,508	34,191
Noninterest income	2,455	2,432	13,201	8,966	7,862
Noninterest expense	8,289	6,578	27,623	27,906	20,084

Net income before provision income taxes	10,427	9,368	46,797	32,568	21,969
Income taxes	1,580	3,875	21,269	13,489	8,996

Net income	$8,847	$5,493	$25,528	$19,079	$12,973

Per Share and Other Data:
Basic earnings per common share	$0.55	$0.43	$1.81	$1.49	$1.02
Diluted earnings per common share	0.52	0.40	1.68	1.39	0.96
Cash dividends declared per common share	0.08	0.30	0.38	0.20	0.25
Stock dividends declared per common share	—	—	—	—	2.5%
Book value per common share outstanding	16.93	14.30	16.67	14.16	12.81
Weighted average shares outstanding —Basic	16,082,895	12,827,803	14,078,281	12,800,990	12,761,832
Weighted average shares outstanding—Diluted	17,162,320	13,725,721	15,238,365	13,695,900	13,552,682
Shares outstanding at period end	16,288,928	12,827,803	15,908,893	12,827,803	12,770,571
Performance Metrics:
Return on average assets	2.15%	1.55%	1.66%	1.41%	1.29%
Return on average equity	13.27	12.13	11.67	11.08	8.23
Yield on average earning assets	5.23	5.04	5.13	5.35	4.44
Cost of interest-bearing liabilities	1.36	1.24	1.28	1.15	0.96
Net interest margin	4.26	4.06	4.16	4.43	3.72
Dividend payout ratio	15.52	74.96	20.95	19.61	30.49
Equity to assets ratio, average or ending	16.21	12.78	15.68	13.01	16.00
Loans to deposits ratio (1)	91.88	91.29	93.40	96.33	92.85
Efficiency ratio (2)	43.85	44.24	37.65	42.64	48.73

	Quarter ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except share data)		(in thousands, except share data)
Balance Sheet Data:
Investment securities, available-for-sale	$82,848	$39,155	$64,957	$39,277	$20,416
Investment securities, held-to-maturity	9,998	6,206	10,009	6,214	6,678
Loans held for sale	183,391	66,555	125,847	44,345	41,496
Loans held for investment, gross	1,261,928	1,139,563	1,249,074	1,110,446	792,362
Loans held for investment, net	1,247,971	1,125,377	1,235,301	1,096,284	782,339
Total assets	1,715,104	1,505,748	1,691,059	1,395,551	1,023,084
Noninterest-bearing deposits	316,047	215,652	285,690	174,272	114,647
Total deposits	1,373,504	1,248,257	1,337,281	1,152,763	853,417
Federal Home Loan Bank borrowings	—	10,000	—	—	—
Total shareholders’ equity	$275,822	$183,496	$265,176	$181,585	$163,645
Credit Quality:
Loans 30-89 days past due	$3,637	$2,525	$3,636	$343	$271
Loans 30-89 days past due to gross loans	0.29%	0.22%	0.29%	0.03%	0.03%
Non-performing loans	4,465	6,109	2,575	6,133	6,112
Non-performing loans to gross loans	0.35	0.54	0.21	0.55	0.77
Non-performing assets	4,758	6,942	2,868	6,966	6,405
Non-performing assets to total assets	0.28	0.46	0.16	0.50	0.63
Allowance for loan losses	13,957	14,186	13,773	14,162	10,023
Allowance for loan losses to gross loans	1.11	1.24	1.10	1.28	1.26
Allowance for loan losses to non-performing loans	312.60	232.21	534.87	230.91	163.99
Net charge-offs (recoveries)	—	(24)	(830)	835	211
Net charge-offs/(recoveries) to average loans	—	—	(0.07)%	0.08%	0.03%
Regulatory and other capital ratios—Company
Tangible common equity to tangible assets	14.58%	10.30%	14.09%	10.99%	15.63%
Tier 1 leverage ratio	15.24	11.07	14.35	10.99	15.28
Tier 1 common capital to risk-weighted assets	17.95	12.88	17.54	13.30	20.23
Tier 1 capital to risk-weighted assets	18.21	13.15	17.80	13.55	20.23
Total capital to risk-weighted assets	22.89	18.58	22.55	19.16	21.48
Regulatory capital ratios—bank only
Tier 1 leverage ratio	14.84	13.21	14.50	12.81	13.94
Tier 1 common capital to risk-weighted assets	17.72	15.69	17.42	15.81	18.48
Tier 1 capital to risk-weighted assets	17.72	15.69	17.42	15.81	18.48
Total capital to risk-weighted assets	18.78	16.94	18.47	17.06	19.73

(1)	Loans to deposits ratio represents gross loans held for investment divided by total deposits.
(2)	Efficiency ratio is a non-GAAP financial measure. Refer to “Information About RBB Bancorp—Non-GAAP Financial Measures” for more information.

Selected Consolidated Historical Financial Data of First American International Corp.

The following tables set forth selected historical financial and other data of FAIC for the periods and at the dates indicated. The financial data as of and for the years ended December 31, 2017 and 2016 has been derived from the audited consolidated financial statements and notes thereto of FAIC included elsewhere in this proxy statement/prospectus. The information as of and for the year ended December 31, 2015 has been derived from FAIC’s audited consolidated financial statements which are not included in this proxy statement/prospectus. The financial data as of and for the three months ended March 31, 2018 and 2017 has been derived from FAIC’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods, have been made. The selected operating data presented below for the three months ended March 31, 2018 and 2017 does not necessarily indicate the results that may be expected for future periods.

	Quarter ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except share data)		(in thousands, except share data)
Statements of Income:
Interest income	$9,393	$8,545	$34,810	$30,234	$24,975
Interest expense	2,107	1,839	7,837	5,884	4,024

Net interest income	7,286	6,706	26,973	24,350	20,951
Provision for loan losses	—	79	149	367	628
Net interest income after provision for loan losses	7,286	6,627	26,824	23,983	20,323
Noninterest income	3,934	1,840	12,601	8,284	8,104
Noninterest expense	7,394	6,049	28,102	24,039	26,383

Net income before provision for income taxes	3,826	2,418	11,323	8,228	2,044
Income tax expense	823	827	4,462	2,836	1,095

Net income	$3,003	$1,591	$6,861	$5,392	$949

Net income available to common shareholders (1)	$2,794	$1,388	$6,031	$4,586	$166

Per Share and Other Data:
Basic earnings per common share available to common shareholders	$1.27	$0.63	$2.74	$2.08	$0.08
Diluted earnings per common share available to common shareholders	$1.26	$0.63	$2.73	$2.08	$0.08
Cash dividends declared per common share	—	—	—	—	—
Stock dividends declared per common share	—	—	—	—	—
Book value per common share outstanding (2)	$29.61	$26.26	$28.39	$25.66	$23.55
Weighted average shares outstanding—Basic	2,204,046	2,204,046	2,204,046	2,200,881	2,198,946
Weighted average shares outstanding—Diluted (3)	2,216,801	2,204,046	2,207,803	2,200,881	2,198,946
Shares outstanding at period end	2,204,046	2,204,046	2,204,046	2,204,046	2,198,946
Performance Metrics:
Return on average assets (5)	1.26%	0.66%	0.70%	0.63%	0.03%
Return on average equity (5)	17.48	9.63	10.03	8.47	0.32
Yield on average earning assets (5)	4.32	4.15	4.14	4.20	4.46
Cost of interest-bearing liabilities (5)	1.31	1.18	1.24	1.12	1.00

	Quarter ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except share data)		(in thousands, except share data)
Net interest margin (5), (6)	3.35	3.26	3.21	3.38	3.74
Dividend payout ratio	—	—	—	—	—
Equity to assets ratio	9.23	8.73	9.09	8.91	10.52
Loan to deposit ratio (7)	107.10	118.61	113.82	118.53	115.81
Efficiency ratio (8)	65.90	70.78	71.01	73.66	90.80
Balance Sheet Data:
Investment securities, available-for-sale	$16,205	$26,387	$16,902	$28,068	$50,546
Investment securities, held-to-maturity	26,565	28,352	26,932	28,578	22,278
Loans held for sale	1,707	1,939	440	2,528	4,723
Loans, held for investment, gross	695,613	718,578	716,792	678,840	515,889
Loans, held for investment, net	683,648	706,108	704,657	667,109	506,561
Total assets	889,618	850,272	872,931	816,287	642,669
Noninterest-bearing deposits	155,256	131,224	144,419	133,200	119,326
Total deposits	649,505	605,838	629,768	572,692	445,471
Federal Home Loan Bank borrowings	142,500	155,000	150,000	156,000	117,000
Total shareholders’ equity	82,144	74,269	79,328	72,736	67,595
Credit Quality: (4)
Loans 30-89 days past due	$1	$1,234	$556	$11,243	$853
Loans 30-89 days past due to total loans	0.00%	0.17%	0.08%	1.66%	0.17%
Non-performing loans	2,663	3,119	2,734	3,234	3,816
Non-performing loans to gross loans	0.38	0.44	0.38	0.48	0.74
Non-performing assets	2,663	3,119	2,734	3,234	3,816
Non-performing assets to total assets	0.30	0.37	0.31	0.40	0.59
Allowance for loan losses	9,518	9,329	9,513	9,244	8,730
Allowance for loan losses to gross loans	1.37	1.30	1.33	1.36	1.69
Allowance for loan losses to non-performing loans	357.43	299.10	347.95	285.84	177.58
Net charge-offs (recoveries)	(5)	(6)	(120)	(147)	(120)
Net charge-offs/(recoveries) to average loans	—	—	(-0.02)	(-0.02)	(-0.03)
Regulatory and other capital ratios—Company: (9)
Common equity to total assets	7.34%	6.81%	7.17%	6.92%	8.06%
Tier 1 leverage ratio	9.99	9.65	9.98	9.96	12.19
Tier 1 common capital to risk-weighted assets	12.86	11.70	12.38	11.68	13.04
Tier 1 capital to risk-weighted assets	15.94	14.81	15.43	14.87	16.94
Total capital to risk-weighted assets	17.19	16.07	16.69	16.12	18.21
Regulatory capital ratios—Bank only: (9)
Tier 1 leverage ratio	9.95	9.55	9.88	9.88	12.07
Tier 1 common capital to risk-weighted assets	12.81	11.43	12.23	11.56	12.86
Tier 1 capital to risk-weighted assets	15.88	14.51	15.28	14.74	16.77
Total capital to risk-weighted assets	17.14	15.76	16.54	16.00	18.03

(1)	Net income available to common shareholders includes payment of preferred dividend and related discount accretion on preferred stock.
(2)

Book value per common share outstanding reflects total shareholders’ equity less the net book value of preferred stock. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount as of March 31, 2018 and 2017, and at December 31, 2017, 2016 and 2015 was $125,926, $614,274, $250,297, $732,616 and $1,191,555, respectively.

(3)

Weighted average outstanding shares—diluted is calculated using the treasury stock method under which the dilutive shares due to (in-the-money) stock options equals the difference between the number of shares of common stock that would be issued upon exercise of the options and the number of shares of common stock that can be purchased with the proceeds from option exercise.

(4)	Asset quality ratios are at end of period. All other ratios are based on daily balances.
(5)	Ratios for the three-month periods have been annualized.
(6)	The net interest margin, also known as the net yield on average interest-earning assets, represents net interest income as a percentage of average interest-earning assets.
(7)	The loan to deposit ratio represents gross loans held for investment divided by total deposits.
(8)	The efficiency ratio represents non-interest expense divided by net interest income before provision for loan losses plus non-interest income.
(9)	Regulatory capital ratios are presented on a consolidated basis and for FAIB alone at March 31, 2018 and 2017, and at December 31, 2017, 2016 and 2015.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION AND DATA

The following unaudited preliminary pro forma combined condensed consolidated balance sheets as of March 31, 2018 combines the historical consolidated balance sheets of FAIC and RBB (i) on an actual historical basis and (ii) assuming the completion of the merger at March 31, 2018, using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements. The following Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations for both the three months ended March 31, 2018 and the year ended December 31, 2017 combine the historical Consolidated Statements of Operations of RBB and the historical Consolidated Statements of Income of FAIC for such respective periods, giving effect to the merger as if the merger had become effective on January 1, 2017 using the acquisition method of accounting and giving effect to the pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Although pro forma financial information is not a measurement of performance calculated in accordance with GAAP, RBB and FAIC believe that pro forma financial information is important because it gives effect to the merger. The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger had been completed at the beginning of the periods indicated or which may be obtained in the future.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of RBB and FAIC. The historical consolidated financial statements of RBB are filed with the SEC and attached as Appendix D and Appendix E to this prospectus/consent solicitation statement. The historical consolidated financial statements of FAIC are included elsewhere in this proxy statement/prospectus. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the opportunities to earn additional revenue and does not include assumptions as to cost savings and, accordingly, does not attempt to predict or suggest future results.

THIS PRO FORMA DATA IS PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY, DOES NOT INDICATE THE FINANCIAL AND OPERATING RESULTS THAT RBB WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS OR THE FUTURE FINANCIAL POSITION OF THE COMBINED ENTITIES. THE ADJUSTMENTS MADE IN THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE DESCRIBED IN THESE NOTES, ARE PRELIMINARY AND MAY BE REVISED.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of March 31, 2018

	March 31, 2018
	RBB Bancorp	First American International Corp.	Combined	Pro Forma Merger Adjustments (1)			Pro Forma Combined
	(in thousands, except share data)
Assets
Cash and due from banks	$53,535	$127,152	$180,687	$(57,321)	(a)		$123,366
Federal funds sold and other cash equivalents	25,000	556	25,556	—			25,556

Cash and cash equivalents	78,535	127,708	206,243	(57,321)			148,922
Interest-earning deposits in other financial institutions	600	3,800	4,400	—			4,400
Securities, available-for-sale	82,848	16,205	99,053	—			99,053
Securities, held-to-maturity	9,998	26,565	36,563	(403)	(b)		36,160
Mortgage loans held for sale	183,391	1,707	185,098	—			185,098
Gross loans	1,261,928	693,166	1,955,094	(7,868)			1,947,266
Allowance for loan losses	(13,957)	(9,518)	(23,475)	9,518			(13,957)
Net loans	1,247,971	683,648	1,931,619	1,650	(c)		1,933,269
Premises and equipment	6,687	6,251	12,938	3,592	(d)		16,530
Federal Home Loan Bank (FHLB) stock	6,770	7,276	14,046	—			14,046
Net deferred tax assets	6,460	626	7,086	(3,372)	(e)		3,714
Other real estate owned (REO)	293	—	293	—			293
Cash surrender value of life insurance	32,980	—	32,980	—			32,980
Goodwill	29,940	—	29,940	51,627	(f)		81,567
Servicing assets	5,979	10,504	16,483	—			16,483
Core deposit intangibles	1,357	—	1,357	5,953	(g)		7,310
Accrued interest and other assets	21,295	5,328	26,623	—			26,623

Total assets	$1,715,104	$889,618	$2,604,722	$1,726			$2,606,448

Liabilities
Deposits	$1,373,504	$649,505	$2,023,009	$2,531	(h)		$2,025,540
Reserve for unfunded commitments	575	—	575	—			575
Income tax payable	1,563	—	1,563	—			1,563
FHLB advances	—	142,500	142,500	(1,264)	(i)		141,236
Long-term debt	49,564	7,217	56,781	(1,881)	(j)		54,900
Subordinated debentures	3,447	—	3,447	—			3,447
Accrued interest and other liabilities	10,629	8,252	18,881	—			18,881

Total liabilities	1,439,282	807,474	2,246,756	(614)			2,246,142

Commitments and contingencies	—	—	—	—			—
Shareholders’ equity
Preferred stock	—	—	—	—	(k)		—
Common stock	210,595	—	210,595	89,584	(l)		300,179
Additional paid-in capital	7,429	55,360	62,789	(55,360)	(m)		7,429
Treasury stock	—	(68)	(68)	68	(m)		—
Retained earnings	58,838	26,923	85,761	(32,023)	(n)		53,738
Minority interest	—	72	72	(72)	(m	)	—
Accumulated other comprehensive loss	(1,040)	(143)	(1,183)	143	(m	)	(1,040)

Total shareholders’ equity	275,822	82,144	357,966	2,340			360,306

Total liabilities and shareholders’ equity	$1,715,104	$889,618	$2,604,722	$1,726			$2,606,448

Per share data:
Shares outstanding	16,288,928	2,204,046	18,492,974				19,258,219
Book value per common share (2)	$16.93	$29.61	$19.36				$18.71

(1)	See related note references in Note 5—Proforma Adjustments
(2)

FAIC’s book value per common share reflects total shareholders’ equity less the net book value of preferred stock. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount as of March 31, 2018 was $125,926.

The accompanying Notes are an integral part of the

Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Income

for the Three Months Ended March 31, 2018 and Year Ended December 31, 2017

	Three Months Ended March 31, 2018
	RBB Bancorp	First American International Corp.	Combined	Pro Forma Merger Adjustments (1)		Pro Forma Combined
	(in thousands, except share data)
INTEREST INCOME
Interest and fees on loans	$19,074	$8,649	$27,723	$599	(o)	$28,322
Interest on investment securities	560	260	820	23	(p)	843
Dividends on FHLB Stock	119	125	244	—		244
Other interest income	424	359	783	—		783

Total interest income	20,177	9,393	29,570	622		30,192
INTEREST EXPENSE
Interest on deposits	2,748	1,375	4,123	(78)	(q)	4,045
Interest on borrowings	984	732	1,716	91	(r)	1,807

Total interest expense	3,732	2,107	5,839	13		5,852
Net interest income	16,445	7,286	23,731	609		24,340
Provision for loan losses	184	—	184	—		184
Net interest income after provision for loan losses	16,261	7,286	23,547	609		24,156
NONINTEREST INCOME
Service charges, fees and other income	466	1,297	1,763	—		1,763
Gain on sale of loans	1,815	2,637	4,452	—		4,452
Other income	174	—	174	—		174

Total noninterest income	2,455	3,934	6,389	—		6,389
NONINTEREST EXPENSE
Salaries and employee benefits	4,951	3,746	8,697	—		8,697
Data processing	473	506	979	—		979
Merger-related	—	885	885	(530)	(w)	355
Amortization of intangibles	81	—	81	261	(s)	342
Other expenses	2,784	2,257	5,041	36	(t)	5,077

Total noninterest expense	8,289	7,394	15,683	(233)		15,450
Income before taxes	10,427	3,826	14,253	842		15,095
Income taxes	1,580	823	2,403	249	(u)	2,652

Net income	$8,847	$3,003	$11,850	$593		$12,443

Net income per share (2):
Basic	$0.55	$1.36	$1.91			$0.65	(v	)
Diluted	$0.52	$1.35	$1.87			$0.62	(v)

(1)	See related note references in Note 5—Proforma Adjustments
(2)

Calculated based on net income without regard to dividends paid on FAIC’s Series B Preferred Stock and related discount accretion as such preferred stock is required to be repurchased prior to the closing of the merger pursuant to the merger agreement.

The accompanying Notes are an integral part of the

Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

	Year Ended December 31, 2017
	RBB Bancorp	First American International Corp.	Combined	Pro Forma Merger Adjustments (1)		Pro Forma Combined
	(in thousands, except share data)
INTEREST INCOME
Interest and fees on loans	$70,289	$32,444	$102,733	$2,773	(o)	$105,506
Interest on investment securities	1,406	1,186	2,592	162	(p)	2,754
Dividends on FHLB Stock	472	435	907	—		907
Other interest income	1,937	745	2,682	—		2,682

Total interest income	74,104	34,810	108,914	2,935		111,849
INTEREST EXPENSE
Interest on deposits	10,273	4,855	15,128	(2,427)	(q)	12,701
Interest on borrowings	3,665	2,982	6,647	1,002	(r)	7,649

Total interest expense	13,938	7,837	21,775	(1,425)		20,350
Net interest income	60,166	26,973	87,139	4,360		91,499
(Recapture of) Provision for loan losses	(1,053)	149	(904)	—		(904)
Net interest income after provision for loan losses	61,219	26,824	88,043	4,360		92,403
NONINTEREST INCOME
Service charges, fees and other income	2,111	4,540	6,651	—		6,651
Gain on sale of loans	9,318	7,920	17,238	—		17,238
Other income	1,772	141	1,913	—		1,913

Total noninterest income	13,201	12,601	25,802	—		25,802
NONINTEREST EXPENSE
Salaries and employee benefits	16,821	14,690	31,511	—		31,511
Data processing	1,622	1,770	3,392	—		3,392
Amortization of intangibles	355	—	355	1,118	(s)	1,473
Other expenses	8,825	11,642	20,467	144	(t)	20,611

Total noninterest expense	27,623	28,102	55,725	1,262		56,987
Income before taxes	46,797	11,323	58,120	3,098		61,218
Income taxes	21,269	4,462	25,731	1,270	(u)	27,001

Net income	$25,528	$6,861	$32,389	$1,828		$34,217

Net income per share (2):
Basic	$1.81	$3.11	$4.92			$2.01	(v)
Diluted	$1.68	$3.11	$4.79			$1.88	(v)

(1)	See related note references in Note 5—Proforma Adjustments
(2)

Calculated based on net income without regard to dividends paid on FAIC’s Series B Preferred Stock and related discount accretion as such preferred stock is required to be repurchased prior to the closing of the merger pursuant to the merger agreement.

The accompanying Notes are an integral part of the

Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 1. Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information is based upon the assumption that the total number of shares of FAIC common stock immediately outstanding prior to the completion of the merger will be 2,204,046 and each outstanding share of FAIC common stock will be exchanged for 1.3472 shares of RBB common stock and $15.30 in cash, and 54,500 of stock options will be converted into cash equal to the difference between $51.00 and a weighted average exercise price of $23.50 per stock option. Additionally, RBB will provide financing to FAIC for the redemption of its $17.0 million in TARP Community Development Capital Initiative Shares (the “Series B Preferred Stock”).

This will result in the issuance of 2,969,291 shares of RBB common stock with an estimated fair value of $89.6 million based upon the closing price of RBB’s common stock on July 31, 2018 of $30.17 per share, and total cash consideration of $52.2 million comprised of (i) $33.7 million ($15.30 per share) in cash consideration for the outstanding shares of FAIC common stock, (ii) $1.5 million ($27.50 per stock option) in stock option consideration, and (iii) $17.0 million provided by RBB in the form of financing to FAIC to fund the redemption of the Series B Preferred Stock. Total purchase consideration is estimated to be $141.8 million. While the final exchange ratio has been established, the total purchase price consideration is based upon the market value of RBB’s per share market value established in accordance with the merger agreement.

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of FAIC’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma combined condensed consolidated financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of FAIC at their respective fair values and represents management’s best estimate based upon the information available at this time. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocation to goodwill.

Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired or a bargain purchase gain results when the current fair value of the net assets acquired exceeds the purchase price consideration. For purposes of this analysis, goodwill of $51.6 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and these amounts are subject to change as additional information becomes available and as additional analyses are performed. Note 6—Preliminary Purchase Accounting Allocation below presents a table that provides the preliminary calculation and allocation of the purchase consideration used in the pro forma consolidated combined condensed financial statements and a reconciliation of pro forma shares to be outstanding.

Notes 2. Accounting Policies and Financial Statement Classification

The accounting policies of FAIC are in the process of being reviewed in detail by RBB. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note 3. Merger and Acquisition Integration Costs

The branch operations, lending activities, along with all other operations of FAIC will be integrated into RBB Bancorp. The integration of these operations and conversion of systems are expected to be completed in the fourth quarter of 2018.

The specific details of the plan to integrate the operations of FAIC will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where RBB may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. RBB and FAIC expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and in the period incurred.

Note 4. Estimated Annual Cost Savings

RBB expects to realize cost savings following the merger. These cost savings are not reflected in the pro forma combined condensed consolidated financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note 5. Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments, including fair value adjustments are based on current assumptions and valuations, which are subject to change.

a.

Adjustment of $57.3 million is comprised of (i) cash consideration of $33.7 million based on 2,204,046 outstanding FAIC common shares and a per share price of $15.30, (ii) additional stock option consideration of $1.5 million based on 54,500 outstanding stock options and net stock option price of $27.50, (iii) an additional $17.0 million to fund FAIC’s redemption of its Series B Preferred Stock (Refer to Note 1—Basis of Presentation for further information), and (iv) $5.1 million in transaction costs.

b.

Purchase accounting adjustment of $(403) thousand to reflect the fair value of securities held-to-maturity, which is determined by matrix pricing, utilizing an independent pricing service for significantly similar securities and relying on the securities’ relationship to other benchmark quoted securities. The adjustment will amortized based upon the estimated remaining life of the securities.

c.

Purchase accounting reversal of FAIC’s $9.5 million allowance for loan losses, which is not carried over, offset by net fair value adjustments of $7.9 million, to reflect the preliminary market value of loans, which includes credit losses, as well as an interest and liquidity component. The adjustment will be substantially amortized based upon the expected five-year life of the loans.

d.

Purchase accounting adjustment of $3.6 million to reflect the fair value of FAIC’s 19,200 square foot commercial real estate building based on a recent appraisal. This adjustment includes a discount of 10% for estimated selling costs. The amortizable portion of the adjustment attributable to the building will be amortized over a twenty-year expected life on a straight-line basis.

e.	Purchase accounting adjustment of $(3.4) million to reflect reduction in the estimated amount of deferred taxes resulting from fair value adjustments using an effective tax rate of 29.6%.

f.

Represents the recognition of goodwill totaling $51.6 million resulting from the difference between the aggregate purchase consideration to FAIC shareholders less the net fair value of the assets acquired and assumed liabilities. See Note 6—Preliminary Purchase Accounting Allocation.

g.

Purchase accounting adjustment amount represents $6.0 million in core deposit asset fair value, which is estimated to be 1% of core deposits. Core deposits are defined as non-maturity deposits (such as non-interest bearing demand, savings, NOW and money market accounts) plus time deposits under $250,000. The fair value adjustment will be amortized on an accelerated basis over an estimated life of 10 years.

h.

Purchase accounting adjustment of $2.5 million to reflect the fair values of certain time deposits based on current interest rates for similar instruments. The adjustment will be recognized using an accelerated amortization method based upon the estimated weighted average maturities of the deposit liabilities of approximately 13 months.

i.

Purchase accounting adjustment of $(1.3) million to reflect the fair values of FHLB advances based on current interest rates for similar instruments. The adjustment will be recognized using a level yield amortization method based upon the weighted average contractual maturities of the advances of approximately 16 months.

j.

Purchase accounting adjustment of $(1.9) million to reflect the fair value of FAIC’s junior subordinated debentures and is based on current rates for similar debt. The adjustment will be recognized using a level yield amortization method based upon the contractual maturity of the debentures of approximately 17 years.

k.

Purchase accounting adjustment reflects elimination of the par value of Preferred Stock as a result of the redemption of FAIC’s $17.0 million Series B Preferred Stock prior to closing. Refer to Note 1—Basis of Presentation for additional information.

l.	Purchase accounting adjustments to eliminate FAIC common stock and record the $89.6 million in purchase consideration assigned to common shares of FAIC exchanged for RBB common shares.

m.

Purchase accounting adjustments reflecting the elimination of (i) $55.4 million in additional paid-in capital, which includes $17.0 million in additional paid-in capital related to the Series B Preferred Stock expected to be redeemed by FAIC prior to closing (Refer to Note 1—Basis of Presentation for additional information), (ii) $(68) thousand in treasury stock, (iii) $72 thousand in minority interest, and (iv) $(143) thousand related to accumulated other comprehensive loss.

n.	Purchase accounting adjustment of $32.0 million reflecting the elimination of $26.9 million in retained earnings plus $5.1 million in estimated transaction costs.

o.

Adjustment to reflect accretion of the purchase price accounting adjustment on loans, which is expected to increase pro forma pre-tax interest income by $599 thousand and $2.8 million for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

p.

Adjustment to reflect accretion of the purchase price accounting adjustment on securities held-to-maturity loans, which is expected to increase pro forma pre-tax interest income by $23 thousand and $162 thousand for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

q.

Adjustment to reflect amortization of the purchase price accounting adjustment related to time certificates of deposit, which are expected to reduce pro forma pre-tax interest expense by $78 thousand and $2.4 million for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

r.

Adjustment to reflect amortization of the purchase price accounting adjustments related to junior subordinated debentures and FHLB advances, which are expected to increase pro forma pre-tax interest expense by $91 thousand and $1.0 million for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

s.

Adjustment to reflect amortization of the purchase price accounting adjustment related to core deposit intangible, which are expected to increase pro forma pre-tax noninterest expense by $261 thousand and $1.1 million for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

t.

Adjustment to reflect amortization of the purchase price accounting adjustment related to the commercial real estate building, which is expected to increase pro forma pre-tax noninterest expense by $36 thousand and $144 thousand for the three months ended March 31, 2018 and year ended December 31, 2017, respectively.

u.	Income taxes are estimated at an effective tax rate of 29.6% for the three months ended March 31, 2018 and 41.0% for the year ended December 31, 2017.

v.

Basic and diluted net income per share for the three months ended March 31, 2018 are each computed using RBB’s weighted average basic and diluted shares outstanding of 16,082,895 and 17,162,320, respectively, plus the 2,969,291 shares expected to be issued to FAIC common shareholders. Basic and diluted net income per share for the year ended December 31, 2017 are each computed using RBB’s weighted average basic and diluted shares outstanding of 14,078,281 and 15,238,365, respectively, plus the 2,969,291 shares expected to be issued to FAIC common shareholders.

w.	Adjustment to reflect the elimination of $0.5 million in nonrecurring costs incurred by FAIC and directly attributable to the merger transaction.

Note 6. Preliminary Purchase Accounting Allocation

The following table represents a preliminary allocation of purchase price consideration to the assets and liabilities of FAIC as of March 31, 2018 and the preliminary fair value adjustments and amounts that may be recorded by RBB upon closing of the merger transaction:

Purchase price consideration (preliminary)
FAIC common shares outstanding exchanged for stock	2,204,046
Exchange ratio	1.3472

RBB common shares to be issued to FAIC shareholders	2,969,291
Purchase price per share of FAIC common stock as of July 31, 2018	$30.17
Purchase price assigned to common shares exchanged for stock	89,584
Cash consideration	33,722
Stock option consideration	1,499
Cash provided for redemption of Series B Preferred Stock	17,000

Total cash consideration	52,221
Total purchase consideration		$141,805
Less: FAIC shareholders’ equity		82,144
Estimated fair value adjustments:
Securities held to-maturity	(403)
Loan fair value	(7,868)
Allowance for loan losses	9,518

Loans, net	1,650
Premises and equipment	3,592
Core deposit intangible	5,953
Time deposits	(2,531)
FHLB advances	1,264
Trust preferred securities	1,881
Related taxes of items above	(3,372)

Less: Total fair value adjustments		8,034

Net assets acquired		90,178

Goodwill		$51,627

Reconciliation of pro forma shares outstanding:
FAIC common shares exchanged for RBB common shares		2,204,046
Exchange ratio		1.3472

RBB common shares issued to FAIC common shareholders		2,969,291
RBB common shares outstanding		16,288,928

Pro forma RBB common shares		19,258,219

Pro forma ownership percentage of FAIC shareholders		15.42%
Pro forma ownership percentage of legacy RBB shareholders		84.58%

UNAUDITED COMPARABLE PER SHARE DATA

The following table presents basic and diluted per common share data, cash dividends and book value for RBB and FAIC on a historical basis, pro forma combined consolidated basis, and the combined entity on a pro forma equivalent basis. The pro forma basic and diluted earnings per share information was computed as if the merger had been completed on January 1, 2017. The pro forma book value per share information was computed as if the merger had been completed on March 31, 2018 and December 31, 2017.

The following pro forma information has been derived from and should be read in conjunction with RBB’s and FAIC’s unaudited consolidated financial statements for the three months ended March 31, 2018 and audited consolidated financial statements for the year ended December 31, 2017 included in this proxy statement/prospectus. This information is presented for illustrative purposes only and you should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the consolidated operating results or consolidated financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future consolidated operating results or consolidated financial position of the combined company.

	Unaudited Comparative Per Common Share Data
	RBB Bancorp	First American International Corp. (1)	Pro Forma Combined	Pro Forma Equivalent Per Share (2)
Three months ended March 31, 2018:
Basic Earnings	$0.55	$1.36	$0.65	$0.88
Diluted Earnings	$0.52	$1.35	$0.62	$0.83
Cash dividends declared (2)	$0.08	$—	$0.08	$0.11
March 31, 2018:
Book value per common share (4),(5)	$16.93	$29.61	$18.71	$25.21
Year ended December 31, 2017:
Basic Earnings	$1.81	$3.11	$2.01	$2.70
Diluted Earnings	$1.68	$3.11	$1.88	$2.53
Cash dividends declared (3)	$0.38	$—	$0.38	$0.51
December 31, 2017:
Book value per common share (4),(5)	$16.67	$28.39	$18.52	$24.95

(1)

Calculated based on net income without regard to dividends paid on FAIC’s Series B Preferred Stock and related discount accretion as such preferred stock is required to be repurchased prior to the closing of the merger pursuant to the merger agreement.

(2)

Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 1.3472 as outlined in Note 1—Basis of Presentation to the unaudited pro forma combined condensed financial information.

(3)

Under the documents governing the Series B Preferred Stock between the Treasury and FAIC, FAIC may not declare or pay any dividends or make any distribution on its common stock without the consent of the Treasury.

(4)

FAIC’s book value per common share reflects total shareholders’ equity less the net book value of preferred stock. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount as of March 31, 2018 and at December 31, 2017 was $125,926 and $250,297, respectively.

(5)

Pro forma combined book value per share excludes the impact of FAIC’s Series B Preferred Stock and related discount accretion as such preferred stock is required to be repurchased prior to the closing of the merger pursuant to the merger agreement.

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

Markets; Holders

Shares of RBB common stock are quoted on the NASDAQ under the symbol “RBB.” As of July 31, 2018, there were 16,544,627 shares of RBB common stock outstanding, which were held by 357 holders of record, and approximately 18 beneficial owners with shares held in street name. There were also options outstanding exercisable within 60 days of that date to purchase an additional 1,537,206 shares of RBB common stock.

FAIC common stock trades on the OTCQB under the symbol “FAIT.” The over-the-counter or OTC market is a decentralized market where securities not listed on major exchanges are traded directly by a network of dealers. Instead of providing an order matchmaking service like the NYSE, these dealers carry inventories of securities in order to facilitate any buy and sell orders. The OTCQB marketplace is run through OTC Link, an inter-dealer quotation and trading system developed by OTC Markets Group. OTC Link is registered with the SEC as a broker-dealer and also as an alternative trading system (ATS). OTC Link enables broker-dealers to not only post and disseminate their quotes, but also negotiate trades through the system’s electronic messaging capability.

Trading in FAIC common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. As of July 27, 2018, there were 2,204,046 shares of common stock outstanding, held by 200 shareholders of record, and approximately 180 beneficial owners with shares held in street name. There were also exercisable options outstanding as of that date to purchase an additional 54,500 shares of FAIC common stock.

Comparative Per Share Market Value Prices

The share price of RBB common stock as reported on the NASDAQ and FAIC common stock as reported on the OTCQX, respectively, on April 20, 2018, the trading day immediately preceding the first public announcement of the merger, and on July 31 2018, the latest practical trading date before the printing of this proxy statement/prospectus. The equivalent value per share is calculated by applying a formula set for in the merger agreement which is described elsewhere in this proxy statement/prospectus. Pursuant to this formula, the equivalent FAIC price per share will be $55.95.

Date	RBB Bancorp Common Stock	First American International Corp. Common Stock	Equivalent First American International Corp. Price Per Share
April 20, 2018	$27.48	$31.00	$52.32
July 31, 2018	$30.17	$55.38	$55.95

The following table shows the high and low prices of RBB common stock and of FAIC common stock for each quarterly period since January 1, 2016 and is based on information provided by the NASDAQ for RBB and the OTCQB for FAIC. The quotations and the data in the following table do not reflect retail mark-up, mark-down or commissions and do not necessarily represent actual transactions. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

	RBB Bancorp					First American International Corp.
	Sales Prices				Approximate Number of Shares Traded	Sales Prices		Approximate Number of Shares Traded
Quarter Ended	High		Low			High	Low
March 31, 2016	$	N/A	$	N/A	—	$16.50	$14.65	4,427
June 30, 2016	$	N/A	$	N/A	—	$15.00	$14.80	138,371
September 30, 2016	$	N/A	$	N/A	—	$17.00	$16.30	23,085
December 31, 2016	$	N/A	$	N/A	—	$18.14	$16.30	46,318
March 31, 2017	$	N/A	$	N/A	—	$21.78	$19.00	20,982
June 30, 2017	$	N/A	$	N/A	—	$26.60	$21.60	31,223
September 30, 2017		$24.19		$21.26	3,799,276	$28.80	$24.73	34,868
December 31, 2017		$27.55		$22.50	1,916,348	$30.89	$28.80	91,234
March 31, 2018		$27.50		$24.93	3,328,692	$30.98	$30.25	2,400
June 30, 2018		$33.15		$27.00	4,504,651	$58.80	$30.90	451,400
Period from July 1, 2018 to July 31, 2018		$33.09		$30.05	805,500	$57.80	$55.38	12,300

The above table shows only historical comparisons. These comparisons may not provide meaningful information to FAIC shareholders in determining whether to approve the merger proposal. FAIC shareholders are urged to obtain current market quotations for RBB common stock and FAIC common stock and to carefully review the other information contained in this proxy statement/prospectus. Historical stock prices are not indicative of future stock prices.

Dividends

RBB Bancorp

It had been RBB’s practice to pay annual dividends to holders of its common stock. RBB paid annual dividends to its shareholders through the first quarter of 2017 of between $0.20 and $0.30 per share, with RBB’s last annual dividend of $0.30 per share paid in the first quarter of 2017 based upon RBB’s 2016 earnings. RBB changed its dividend policy in 2017, and RBB has commenced the payment of quarterly dividends, starting in the fourth quarter of 2017 and quarterly thereafter. RBB expects that the amount to be paid annually will be equal to 20% (or 5% per quarter) of its basic earnings per share for the four quarters immediately preceding the proposed payment. Based on this formula for paying dividends, RBB commenced the payment of quarterly dividends of $0.08 per share. Starting in the second quarter of 2018 RBB increased its dividend to $0.09 per share. RBB has no obligation to pay dividends and RBB may change its dividend policy at any time without notice to its shareholders. Any future determination to pay dividends to holders of RBB’s common stock will depend on RBB’s results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that RBB board of directors may deem relevant.

The following table shows recent annual cash dividends on RBB common stock during the periods indicated.

Quarter Ended	Cash Dividend		Payment Date
31-Mar-16	$—
30-Jun-16	$0.20	(1)	April 30, 2017
30-Sep-16	$—
31-Dec-16	$—
31-Mar-17	$0.30	(2)	February 28, 2017
30-Jun-17
30-Sep-17
31-Dec-17	$0.08		November 30, 2017
31-Mar-18	$0.08		February 15, 2018
30-Jun-18	$0.09		May 15, 2018

(1)	The amount shown reflects dividends declared and paid during the second fiscal quarter of 2016 as a result of our earnings for the year ended December 31, 2015.
(2)	The amount shown reflects dividends declared and paid during the first quarter of 2017 as a result of our earnings for the year ended December 31, 2016.

In addition, we paid a 5% stock dividend on April 30, 2014 and a 2.5% stock dividend on April 30, 2015.

On July 20, 2018, RBB declared a quarterly dividend of $0.09 per share that will be paid on August 15, 2018 to shareholders of record as of July 31, 2018.

RBB’s ability to pay cash dividends depends upon the dividends it receives from Royal Business Bank. In addition, under the terms of RBB’s subordinated notes issued in March 2016 and the related subordinated note purchase agreements, RBB is not permitted to declare or pay any dividends on its capital stock if an event of default occurs under the terms of the subordinated notes.

The dividend practice of Royal Business Bank, like RBB’s dividend practice, will depend upon its earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends.

As a financial holding company that currently has no significant assets other than its equity interest in Royal Business Bank. Royal Business Bank’s dividend practices in turn depend upon its earnings, financial position, regulatory standing, the ability to meet current and anticipated regulatory capital requirements, and other factors deemed relevant by its board of directors. The authority of Royal Business Bank’s board of directors to declare cash dividends is also subject to statutory restrictions. Under California banking law, a California state-chartered bank may declare dividends in an amount not exceeding the lesser of its retained earnings or its net income for the last three years (reduced by dividends paid during such period) or, with the prior approval of the California Commissioner of Business Oversight, in an amount not exceeding the greatest of (i) the retained earnings of the bank, (ii) the net income of the bank for its last fiscal year, or (iii) the net income of the bank for its current fiscal year.

RBB’s ability to pay dividends is also limited by state law. California law allows a California corporation to pay dividends if the company’s retained earnings equal at least the amount of the proposed dividend. If a California corporation does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if immediately after the dividend the value of the company’s assets would equal or exceed the sum of its total liabilities. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RBB BANCORP – Liquidity and Capital Resources” in this proxy statement/prospectus.

RISK FACTORS

Investing in RBB common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this proxy statement/prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be impaired. In that event, the market price for RBB common stock could decline and you may lose your investment. Certain statements below are forward-looking statements. See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.” References such as “our,” “we,” “us,” in this proxy statement/prospectus are references to the combined company and not to RBB or FAIC individually, unless the context otherwise dictates.

In addition to the other information included in this proxy statement/prospectus and the matters addressed in “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 66, you should carefully consider the matters described below in determining whether to approve the merger proposal. If the merger is consummated, Royal Business Bank and FAIB will operate as a combined bank and as a wholly-owned subsidiary of RBB in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. Our future success is based in large part on the accuracy of our assumptions about and inherent in our business, marketing and growth strategies for RBB, as well as our ability to identify and implement strategies to address the risks identified herein.

Risks Related to the Merger

Because the exchange ratio is fixed, the value of RBB common stock issued to FAIC shareholders will depend on the market price of RBB common stock when the merger is completed.

Upon completion of the merger, each outstanding share of FAIC common stock will be converted into 1.3472 shares of RBB common stock and $15.30 in cash. The market price of RBB common stock at the time the merger is completed may vary from the price of RBB common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the FAIC annual meeting. On April 20, 2018, the last trading day before public announcement of the merger, RBB common stock closed at $27.48 per share, as reported on the NASDAQ. From April 23, 2018, the day of the announcement of the proposed merger, through July 31, 2018, the trading price of RBB common stock ranged from a high of $33.62 per share to a low of $26.74 per share. There will be no adjustment to the number of shares of RBB common stock that will be issued to FAIC shareholders based upon changes in the market price of RBB common stock or FAIC common stock prior to the effective time of the merger.

The market price of RBB common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding RBB’s operations or business prospects, including market sentiment regarding RBB’s entry into the merger agreement. These risks may be affected by:

•	operating results that vary from the expectations of RBB’s management or of securities analysts and investors;

•	developments in RBB’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting RBB’s industry generally or its business and operations;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by RBB or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Therefore, at the time of the FAIC special meeting, you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of RBB common stock and for shares of FAIC common stock. Although we are working to complete the transaction promptly and expect to complete the merger in the fourth quarter of 2018, there can be no assurance that we will be able to complete the merger within the expected timeframe or at all.

The market price of RBB common stock after the merger may be affected by factors different from those affecting the shares of FAIC or RBB currently.

Upon the effective time of the merger, holders of FAIC common stock will become holders of RBB common stock. RBB’s business differs from that of FAIC, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of RBB and FAIC. For a discussion of the business of FAIC, see “INFORMATION ABOUT FIRST AMERICAN INTERNATIONAL CORP.” beginning on page 234. For a discussion of the business of RBB and of certain factors to consider in connection with that business, see “INFORMATION ABOUT RBB BANCORP” beginning on page 124.

The fairness opinion delivered to the FAIC Board by FAIC’s financial advisor, prior to the signing of the merger agreement does not reflect any changes in circumstances that occur after the date of the opinion.

The opinion of FAIC’s financial advisor, Sandler O’Neill, was delivered to the FAIC Board on April 22, 2018. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of the opinion. Because FAIC does not currently anticipate asking its financial advisor to update the opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. Accordingly, the opinion does not reflect any changes in circumstances that may occur after the date of the opinion. Changes in the operations and prospects of FAIC or RBB, general market and economic conditions, and other factors that may be beyond the control of FAIC and RBB, may alter the value of FAIC or RBB or the price of shares of RBB common stock by the time the merger is completed. For a description of the opinion of FAIC’s financial advisor, please refer to “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Opinion of FAIC’s Financial Advisor” beginning on page 81. For a description of the other factors considered by the FAIC Board in determining to approve the merger, please refer to “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—FAIC’s Reasons for the Merger” beginning on page 79.

Some of the conditions to the merger may be waived by FAIC without resoliciting shareholder approval of the merger agreement and the merger.

Some of the conditions set forth in the merger agreement may be waived by FAIC or RBB, subject to the agreement of the other party in specific cases. See “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Conditions to the Parties’ Obligations Under the Merger Agreement” beginning on page 112. If any conditions are waived, FAIC (in consultation with RBB) will evaluate whether an amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In the event that the FAIC Board determines that resolicitation of shareholders is not warranted, FAIC will have the discretion to complete the transaction without seeking further shareholder approval.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may negatively impact FAIC and/or RBB.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals, the TARP Redemption at least five (5) business days prior to the closing date, and approval of the FAIC shareholders. If any condition to the merger is not satisfied or, where permitted, waived, the merger will not be completed. If the merger agreement is terminated, there may be various consequences. For example, FAIC and/or RBB’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger and the restrictions on FAIC’s and/or RBB’s ability to do so under the merger agreement, without realizing any of the anticipated benefits of completing the merger, or the price of RBB common stock could decline to the extent that the current price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and the FAIC Board seeks another merger or business combination, FAIC shareholders cannot be certain that FAIC will be able to find a party willing to pay the equivalent or greater consideration than that which RBB has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, FAIC may be required to pay RBB a termination fee. For a complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Conditions to the Parties’ Obligations Under the Merger Agreement” beginning on page 112.

Failure to complete the merger could negatively impact RBB’s and/or FAIC’s business, financial condition, results of operations and/or stock price.

If the merger agreement is terminated and the merger is not completed, RBB’s and FAIC’s ongoing businesses may be adversely affected. For example:

•

RBB’s and FAIC’s expenses incurred in connection with the merger, such as legal and accounting fees, must be paid even if the merger is not completed, and such expenses may not be recovered from the other party;

•	FAIC may be required to pay a termination fee of $5,000,000 if the merger agreement is terminated under certain circumstances;

•	While RBB’s and FAIC’s management is focused on completing the merger, RBB and FAIC could fail to pursue other beneficial opportunities;

•

Pursuant to the merger agreement, RBB and FAIC are subject to certain restrictions on the conduct of their business prior to completing the merger, which restrictions could adversely affect their ability to realize certain of their respective business strategies;

•	RBB and/or FAIC may experience negative reactions to the termination of the merger from customers, depositors, investors, vendors and others; and

•	The market price of RBB’s and/or FAIC’s common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

In addition, any delay in the consummation of the merger, or any uncertainty about the consummation of the merger, may adversely affect RBB’s and FAIC’s future business, growth, revenue and results of operations.

Provisions of the merger agreement may deter alternative business combinations

The merger agreement generally prohibits FAIC from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to FAIC shareholders when compared to the terms and conditions of the merger described in this proxy statement/prospectus. The members of the FAIC Board have agreed to vote their shares of FAIC common stock in favor of the merger proposal and the adjournment proposal and against any alternative transaction. In addition, FAIC may be required to pay RBB a termination fee of $5,000,000 if the merger agreement is terminated in specified circumstances. These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to holders of FAIC common stock than the merger. Furthermore, even if a third-party elects to propose an acquisition, the termination fee could result in that third party’s offer being of lower value to FAIC shareholders than such third party might have otherwise offered. See the sections entitled “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Termination” beginning on page 113 for a more complete discussion of these restrictions and consequences.

Regulatory consents, non-objections and approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the merger may be completed, FAIC and RBB must obtain various approvals, consents, non-objections and waivers from, among others, the FDIC, the Federal Reserve Bank, the CDBO, the NYDFS and the Treasury (in connection with the TARP Redemption). On July 26, 2018, the Federal Reserve granted RBB’s request to waive the filing of an application under Section 3 of the Bank Holding Company Act. The other requisite regulatory applications are currently pending. These regulators may impose conditions on consummation of the merger or require changes to the terms of the merger. Although we do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying the effective time of the merger or imposing additional costs on or limiting the revenues of RBB following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Regulatory Approvals Required for the Merger” beginning on page 101.

FAIC and RBB will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FAIC and/or RBB. These uncertainties may impair FAIC’s and/or RBB’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers and others who deal with FAIC or RBB to seek to change existing business relationships with FAIC or RBB. FAIC employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If key employees depart, RBB’s business following the merger could be harmed and/or FAIC’s business would be harmed if the merger is not completed and FAIC then continues as an independent financial holding company. In addition, the merger agreement restricts FAIC from making certain acquisitions and loans and taking other specified actions until the merger occurs without RBB’s consent. These restrictions may prevent FAIC from pursuing attractive business opportunities that may arise prior to the completion of the merger. The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect FAIC’s and/or RBB’s financial results. In addition, the merger agreement requires that, subject to certain exceptions, each of FAIC and RBB operate in the ordinary course of business consistent with past practice prior to the effective time of the merger or termination of the merger agreement.

Certain officers and directors of FAIC may have interests that are different from, or in addition to, interests of FAIC shareholders generally.

FAIC shareholders should be aware that some of FAIC’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of FAIC shareholders generally. The FAIC Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that FAIC shareholders vote in favor of adopting the merger agreement.

For a more complete description of these interests, please see “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Interests of Directors and Officers in the Merger” beginning on page 94. You should consider these interests in conjunction with the recommendation of the FAIC Board with respect to the approval of the merger.

If the holders of more than fifteen percent (15%) of the outstanding shares of FAIC common stock exercise their dissenters’ rights in the merger, the merger may not be completed or may be restructured in a manner adverse to the FAIC shareholders.

The completion of the merger is subject to not more than fifteen percent (15%) of FAIC shareholders exercising their dissenters’ rights in connection with the merger under Sections 623 and 910 of the NYBCL. Neither FAIC nor RBB can predict the number of FAIC shareholders who will seek appraisal of their shares, which may result in a failure of a condition for the completion of the merger or a restructuring of the merger in a manner adverse to FAIC shareholders. For more information, please see “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Dissenters’ Rights of First American International Corp. Shareholders.”

If the merger does not constitute a “reorganization” under Section 368(a) of the Internal Revenue Code, then each holder of FAIC common stock may be responsible for payment of U.S. federal income taxes related to the merger.

If total cash consideration paid to holders of shares of FAIC common stock in connection with the merger, including payments of the cash consideration, cash payments in lieu of fractional shares of FAIC common stock, cash paid to holders to redeem preferred shares and cash payments to holders that exercise dissenters’ rights, exceeds 60% of the value of the total consideration paid to holders of FAIC common stock in connection with the merger, then the merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In such a case, FAIC and the holders of FAIC common stock would recognize gain or loss as follows: FAIC would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of the RBB common stock and cash paid, and FAIC liabilities assumed, by RBB in the merger, and (ii) FAIC’s adjusted tax basis in its assets. Each holder of shares of FAIC common stock would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of the RBB common stock and cash received by the holder in the merger, and (ii) the holder’s adjusted tax basis in the shares of FAIC common stock exchanged therefor. The likely U.S. federal income tax liability in such event will not be known until the effective time of the merger, as the aggregate value of the RBB common stock to be received by each holder of FAIC common stock will fluctuate with the market price of RBB common stock.

Risks Relating to RBB’s Business Following the Merger

Combining the two companies may be more difficult, costly or time-consuming than expected.

RBB and FAIC have historically operated and, until the effective time of the merger, will continue to operate, independently. The success of the merger will depend, in part, on our ability to successfully combine the businesses of RBB and FAIC. In order to realize these anticipated benefits of the merger, RBB expects to integrate FAIC’s business into its own upon completion of the merger. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect RBB’s ability to successfully conduct its business in the markets in which FAIC now operates, which could have an adverse effect on RBB’s consolidated financial results and the value of its common stock. If RBB experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or such benefits may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause FAIC or RBB to lose current customers or cause current customers to remove their accounts from FAIC or RBB and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of FAIC and RBB during this transition period and for an undetermined period after consummation of the merger.

RBB may fail to realize the cost savings estimated for the merger.

RBB anticipates that it will achieve cost savings from the merger once the two companies have been fully integrated. While RBB continues to be comfortable with these expectations as of the date of this proxy statement/prospectus, it is possible that the estimates of the potential cost savings could turn out to be incorrect. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what RBB expects and may take longer to achieve than anticipated. If RBB is not able to adequately address integration challenges, RBB may be unable to successfully integrate RBB’s and FAIC’s operations or to realize the anticipated benefits of the integration of the two companies.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations of RBB after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what RBB’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimate and the purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of FAIC as of the date of the completion of the merger. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 19.

The shares of RBB common stock to be received by FAIC shareholders who receive the merger consideration in the merger will have different rights from the shares of FAIC stock they currently hold.

Following the effective time of the merger, holders of FAIC capital stock who receive the merger consideration will no longer be shareholders of FAIC, but will instead be shareholders of RBB. The rights associated with FAIC common stock are different from the rights associated with RBB common stock. For a more complete description of these rights, see the section entitled “COMPARISON OF THE RIGHTS OF COMMON STOCK SHAREHOLDERS OF RBB BANCORP AND FIRST AMERICAN INTERNATIONAL CORP.” beginning on page 276.

FAIC shareholders who receive merger consideration will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

FAIC shareholders currently have the right to vote in the election of the FAIC Board and on other matters affecting FAIC. When the merger occurs, each FAIC shareholder that receives merger consideration will become a RBB shareholder with a percentage ownership of the combined organization that is much smaller than such shareholder’s current percentage ownership of FAIC. As a result of the merger, FAIC shareholders will become entitled to receive, in the aggregate, shares of RBB common stock equal to approximately 15.2% of the fully diluted common stock of RBB. Because of this, FAIC shareholders will have less influence on the management and policies of RBB than they currently may have on the management and policies of FAIC.

RBB and FAIC will incur significant transaction and merger-related costs in connection with the merger.

RBB and FAIC have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, retention, severance and other potential employment-related costs, including payments that may be made to certain FAIC executives, filing fees, printing expenses and other related charges. Some of these costs are payable by RBB and FAIC regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both RBB and FAIC have assumed that a certain level of expenses would be incurred in connection with the merger, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that RBB may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income RBB expects to achieve from the merger. Although RBB expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Risks Related to RBB’s Acquisition Strategy

RBB’s new strategy of pursuing growth via acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

RBB is pursuing a strategy of leveraging its human and financial capital by acquiring other financial institutions in its target markets.

RBB’s acquisition activities could require RBB to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

There are risks associated with an acquisition strategy, including the following:

•

RBB may incur time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of RBB’s existing business.

•	RBB may encounter insufficient revenue and/or greater than anticipated costs in integrating acquired businesses.

•	RBB may encounter difficulties in retaining business relationships with vendors and customers of the acquired companies.

•

RBB is exposed to potential asset and credit quality risks and unknown or contingent liabilities of the banks or businesses RBB acquires. If these issues or liabilities exceed RBB’s estimates, earnings, capital and financial condition may be materially and adversely affected.

•

The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity. This integration process is complicated and time consuming and can also be disruptive to the customers and employees of the acquired business and RBB’s business. If the integration process is not conducted successfully, we may not realize the anticipated economic benefits of acquisitions within the expected time frame, or ever, and RBB may lose customers or employees of the acquired business. RBB may also experience greater than anticipated customer losses even if the integration process is successful.

•

To finance an acquisition, RBB may borrow funds or pursue other forms of financing, such as issuing voting and/or non-voting common stock or convertible preferred stock, which may have high dividend rights or may be highly dilutive to holders of RBB common stock, thereby increasing our leverage and diminishing our liquidity, or issuing capital stock, which could dilute the interests of RBB’s existing shareholders.

•	RBB may be unsuccessful in realizing the anticipated benefits from acquisitions. For example, RBB may not be successful in realizing anticipated cost savings. RBB also may not be successful in preventing disruptions in service to existing customer relationships of the acquired institution, which could lead to a loss in revenues.

In addition to the foregoing, RBB may face additional risks in acquisitions to the extent RBB acquires new lines of business or new products, or enters new geographic areas, in which it has little or no current experience, especially if RBB loses key employees of the acquired operations. Future acquisitions or business combinations also could cause RBB to incur debt or contingent liabilities or cause RBB to issue equity securities. These actions could negatively impact the ownership percentages of RBB’s existing shareholders, its financial condition and results of operations. In addition, we may not find candidates which meet our criteria for such transactions, and if we do find ourselves in such a situation, our shareholders may not agree with the terms of such acquisition or business relationship.

In addition, RBB’s ability to grow may be limited if it cannot make acquisitions. RBB competes with other financial institutions with respect to proposed acquisitions. RBB cannot predict if or when it will be able to identify and attract acquisition candidates or make acquisitions on favorable terms.

RBB cannot assure you that it will be successful in overcoming these risks or any other problems encountered in connection with its acquisitions. RBB’s inability to overcome risks associated with its acquisitions could have an adverse effect on its ability to successfully implement its acquisition growth strategy and grow its business and profitability.

If the goodwill that RBB recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on its consolidated financial condition and consolidated results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets RBB acquired in connection with the purchase. RBB will review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

RBB will determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in RBB’s results of operations in the periods in which they become known. There can be no assurance that RBB’s future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on RBB’s financial condition and results of operations.

RBB may not be able to continue growing its business, particularly if it cannot make acquisitions or increase loans and deposits through organic growth, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

RBB has grown its consolidated assets from $300.5 million as of December 31, 2010 to $1.7 billion as of March 31, 2018, and its deposits from $236.4 million as of December 31, 2010 to $1.4 billion as of March 31, 2018. A significant part of RBB’s growth has resulted from acquisitions. While RBB intends to continue to grow its business through strategic acquisitions coupled with organic loan and deposit growth, RBB anticipates that some of its future growth will be dependent on its ability to successfully implement its acquisition growth strategy. A risk exists, however, that RBB will not be able to identify suitable additional candidates for acquisitions.

In addition, even if suitable targets are identified, RBB expects to compete for such businesses with other potential bidders, many of which may have greater financial resources than RBB, which may adversely affect RBB’s ability to make acquisitions at attractive prices. There can be no assurance that the higher multiples being paid in bank acquisitions will not adversely impact RBB’s ability to execute acquisitions in the future or adversely affect the return RBB earns from such acquisitions.

Furthermore, many acquisitions RBB may wish to pursue would be subject to approvals by bank regulatory authorities, and RBB cannot predict whether any targeted acquisitions will receive the required regulatory approvals. Moreover, its ability to continue to grow successfully will depend to a significant extent on its capital resources. It also will depend, in part, upon its ability to attract deposits and lessen its dependence on larger deposit accounts, identify favorable loan and investment opportunities and on whether it can continue to fund growth while maintaining cost controls and asset quality, as well as on other factors beyond RBB’s control, such as national, regional and local economic conditions and interest rate trends.

Paydowns on RBB’s acquired loan portfolio will result in reduced total loan yield, net interest income and net income if not replaced with other high-yielding loans.

RBB anticipates that its total loan yield and net interest margin will be positively affected by the accretion of purchased loan discounts relating to loans acquired in this acquisition. As RBB’s acquired loan portfolio is paid down, RBB expects downward pressure on its total loan yield and net interest income to the extent that the run-off is not replaced with other high-yielding loans. The accretable yield represents the excess of expected future cash flows over the acquisition date fair value and includes both the expected coupon of the loan and the discount accretion. Notwithstanding, if RBB is unable to replace loans in its purchased portfolio with comparable high-yielding loans or a larger volume of loans, its total loan yield, net interest income and net income could be adversely affected.

The accounting for loans acquired in connection with an acquisition is based on numerous subjective determinations that may prove to be inaccurate and have a negative impact on RBB’s results of operations.

Loans acquired in connection with an acquisition will be recorded at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. In general, the determination of estimated fair value of acquired loans requires management to make subjective determinations regarding discount rate, estimates of losses on defaults, market conditions and other factors that are highly subjective in nature. A risk exists that RBB’s estimate of the fair value of acquired loans will prove to be inaccurate and that RBB ultimately will not recover the amount at which it recorded such loans on its balance sheet, which would require RBB to recognize losses.

Loans acquired in connection with acquisitions that have evidence of credit deterioration since origination and for which it is probable at the date of acquisition that RBB will not collect all contractually required principal and interest payments are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These credit-impaired loans, like non-credit-impaired loans acquired in connection with RBB’s acquisitions, have been recorded at estimated fair value on their acquisition date, based on subjective determinations regarding risk ratings, expected future cash flows and fair value of the underlying collateral, without a carryover of the related allowance for loan losses. RBB will evaluate these loans quarterly to assess expected cash flows. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income. Because the accounting for these loans is based on subjective measures that can change frequently, RBB may experience fluctuations in its net interest income and provisions for loan losses attributable to these loans. These fluctuations could negatively impact our results of operations.

Risks Relating to an Investment in RBB Common Stock

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on RBB’s business, financial position, results of operations and growth prospects.

RBB’s business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of California and the Los Angeles and Las Vegas, Nevada

metropolitan areas. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to repayment ability and collateral protection as well as reduced demand for the products and services it offers. In recent years there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher equities markets; however, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements, as the current U.S. administration has (i) withdrawn the United States from the Trans-Pacific trade agreement, although the administration has indicated it would negotiate with individual members of the agreement if it was in the interest of the United States, (ii) withdrawn the United States from the Paris climate accord, and (iii) imposed a 30% tariff on imported solar panels, imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports, and imposed tariffs on additional imports, which are some of the first unilateral trade restrictions made by the administration as part of a broader protectionist agenda. The administration has also withdrawn the United States from the United Nations Immigration Agreement, and the United States Supreme Court has now upheld the administration’s bill to restrict travel from six mostly Muslim countries. Congress has now passed and the president has signed comprehensive tax reform that includes a substantial reduction of the U.S. corporate income tax rate to 21%, elimination of the alternative minimum tax, increased the standard deduction, increased the deduction for pass through income, and reduced the amount of the mortgage interest and state and local tax deductions. The impact such actions and other policies of the new administration may have on economic and market conditions is uncertain. In addition, concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, particularly the economies of China and Taiwan, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, lower home sales and commercial activity, and fluctuations in the commercial Federal Housing Administration, or FHA, financing sector. All of these factors are generally detrimental to RBB’s business. RBB’s business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond its control, are difficult to predict and could have a material adverse effect on its business, financial position, results of operations and growth prospects.

RBB’s business depends on its ability to attract and retain Asian-American immigrants as clients.

RBB’s business is based on successfully attracting and retaining Asian-American immigrants as clients for both its non-qualified residential mortgage loans and deposits. RBB may be limited in its ability to attract Asian-American clients to the extent the U.S. adopts restrictive domestic immigration laws. Changes to U.S. immigration policies as proposed by the Administration that restrain the flow of immigrants may inhibit our ability to meet its goals and budgets for non-qualified SFR mortgage loans and deposits, which may adversely affect its net interest income and net income.

Liquidity risks could affect operations and jeopardize RBB’s business, financial condition, and results of operations.

Liquidity is essential to RBB’s business. An inability to raise funds through deposits, borrowings, and the sale of loans and/or investment securities and from other sources could have a substantial negative effect on its liquidity. RBB’s most important source of funds consists of its customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff, or, in connection with its commercial mortgage servicing business, third parties for whom it provides servicing choose to terminate that relationship with it. If customers move money out of bank deposits and into other investments, RBB could lose a relatively low cost source of funds, which would require it to seek wholesale funding alternatives in order to continue to grow, thereby increasing its funding costs and reducing its net interest income and net income.

Other primary sources of funds consist of cash from operations, investment maturities and sales, and proceeds from the issuance and sale of RBB’s equity and debt securities to investors. Additional liquidity is provided by repurchase agreements and the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank of San Francisco. RBB also may borrow from third-party lenders from time to time. Its access to funding sources in amounts adequate to finance or capitalize its activities or on terms that are acceptable to it could be impaired by factors that affect it directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact our ability to continue to implement RBB’s strategic plan, including originate loans, invest in securities, meet its expenses, pay dividends to its shareholders or to fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Risks Related to RBB’s Loans

Because a significant portion of RBB’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing its real estate loans and result in loan and other losses.

At March 31, 2018 and December 31, 2017, approximately 83.3% and 79.8%, respectively, of RBB’s loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in its market areas could increase the credit risk associated with its real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of its markets could increase the credit risk associated with its loan portfolio, significantly impair the value of property pledged as collateral on loans and affect its ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on its business, results of operations and growth prospects. In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If RBB forecloses on and take title to such properties, it may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require it to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit its ability to use or sell the affected property.

Many of RBB’s loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

At March 31, 2018, RBB had $879.7 million of commercial loans, consisting of $500.4 million of commercial real estate loans and $278.4 million of commercial and industrial loans for which real estate is not the primary source of collateral, including $101.2 million of construction and land development loans. Commercial loans represented 69.7% of its total loan portfolio at March 31, 2018. At December 31, 2017, RBB had $868.7 million of commercial loans, consisting of $496.0 million of commercial real estate loans and $280.8 million of commercial and industrial loans for which real estate is not the primary source of collateral, including $91.9 million of construction and land development loans. Commercial loans represented 69.5% of its total loan portfolio at December 31, 2017. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase its risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers’ ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers’ ability to make repayment from the cash flow of the commercial venture. Our C&I loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on its financial condition and results of operations.

RBB has a concentration in commercial real estate which could cause its regulators to restrict its ability to grow.

As a part of their regulatory oversight, the federal regulators have issued the CRE Concentration Guidance on sound risk management practices with respect to a financial institution’s concentrations in commercial real estate lending activities. These guidelines were issued in response to the agencies’ concerns that rising CRE concentrations might expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in the commercial real estate market. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total risk-based capital; or (2) total CRE loans as defined in the regulatory guidelines represent 300% or more of total risk-based capital, and the institution’s CRE loan portfolio has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidelines, loans secured by owner occupied commercial real estate are not included for purposes of CRE Concentration calculation. RBB believes that the CRE Concentration Guidance is applicable to it. As of March 31, 2018 and December 31, 2017, RBB’s CRE loans represented 165.4% and 168.9%, respectively, of its total risk-based capital, as compared to 256.4%, 218.8% and 196.7% as of December 31, 2016, 2015 and 2014, respectively. RBB is actively working to manage its CRE concentration and it has discussed the CRE Concentration Guidance with the FDIC and believes that its underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. Nevertheless, the FDIC could become concerned about its CRE loan concentrations, and they could limit its ability to grow by restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities.

RBB’s SFR loan product consists primarily of non-qualified SFR mortgage loans which may be considered less liquid and more risky.

As of March 31, 2018 and December 31, 2017, RBB’s SFR mortgage loan portfolio amounted to $267.6 million or 21.2%, and $248.9 million or 19.9%, respectively, of its total loan portfolio. As of such date, 100% of its SFR mortgage loans consisted of non-qualified mortgage loans, which are considered to have a higher degree of risk and are less liquid than qualified mortgage loans. RBB offers two SFR mortgage products, a low loan-to-value, alternative document hybrid non-qualified SFR mortgage loan, or non-qualified SFR mortgage loan, and a qualified SFR mortgage loan. RBB originated $119.9 million for the three months ended March 31, 2018, $407.3 million for the year ended December 31, 2017 and $280.4 million for the year ended December 31, 2016 of non-qualified SFR mortgage loans. RBB originated $600,000 for year ended December 31, 2016 of qualified SFR mortgage loans, RBB originated none for the three months ended March 31, 2018, and it originated $893,000 for the year ended December 31, 2017. As of March 31, 2018 and December 31, 2017, its non-qualified SFR mortgage loans had an average loan-to-value of 59.5% and 59.7%, respectively, and an average FICO score of 751. As of March 31, 2018 and December 31, 2017, 11.0% and 4.8%, respectively, of its total SFR mortgage loan portfolio was originated to foreign nationals. The non-qualified single-family residential mortgage loans that it originates are designed to assist Asian-Americans who have recently immigrated to the United States and as such are willing to provide higher down payment amounts and pay higher interest rates and fees in return for reduced documentation requirements. Non-qualified SFR mortgage loans are considered less liquid than qualified SFR mortgage loans because such loans are not able to be securitized and can only be sold directly to other financial institutions. Such non-qualified loans may be considered more risky than qualified mortgage loans although RBB attempts to address this enhanced risk through its underwriting process, including requiring larger down payments and, in some cases, interest reserves.

RBB sold in the secondary market $38.9 million and $171.4 million, respectively, of its non-qualified mortgage loans for the three months ended March 31, 2018 and the year ended December 31, 2017, and it realized $982,000 and $3.7 million gains on the sale of non-qualified SFR mortgage loans for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. RBB also has a concentration in its SFR secondary sale market, as a substantial portion of its non-qualified mortgage loans over the past two years have been sold to one bank. Although, it is taking steps to reduce its dependence on this one bank, and it is attempting to expand the number of banks that it sells its non-qualified SFR mortgages, RBB may not be successful expanding its sales market for its non-qualified mortgage loans. These loans also present pricing risk as rates change, and its sale premiums cannot be guaranteed. Further, the criteria for its loans to be purchased by other banks may change from time to time, which could result in a lower volume of corresponding loan originations.

Mortgage production historically, including refinancing activity, declines in rising interest rate environments. While RBB has been experiencing historically low interest rates over the last few years, this low interest rate environment likely will not continue indefinitely. Consequently, when interest rates increase further, there can be no assurance that its mortgage production will continue at current levels. Nonetheless, its SFR mortgage loan production is primarily originated to Asian Americans and Asian-American immigrants, who it believes are not as sensitive to changes in interest rates.

The non-guaranteed portion of SBA loans that RBB retains on its balance sheet as well as the guaranteed portion of SBA loans that it sells could expose it to various credit and default risks.

RBB originated $8.4 million and $75.9 million for the three months ended March 31, 2018 and year ended December 31, 2017 of SBA loans, respectively. RBB sold $17.3 million and $85.6 million, respectively, for the three months ended March 31, 2018 and the year ended December 31, 2017, of the guaranteed portion of our SBA loans. Consequently, as of March 31, 2018 and December 31, 2017, it held $114.7 million and $131.4 million of SBA loans, respectively, on its balance sheet, $73.3 million and $77.5 million, respectively, of which consisted of the non-guaranteed portion of SBA loans, and $41.4 million or 36.1% and $53.9 million or 41.1%, respectively, consisted of the 75% guaranteed portion of SBA loans which are intended to be sold later in 2018. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans. RBB attempts to limit this risk by generally requiring such loans be collateralized and limiting the overall amount that can be held on its balance sheet to 75% of our total capital.

When RBB sells the guaranteed portion of SBA loans in the ordinary course of business, RBB is required to make certain representations and warranties to the purchaser about the SBA loan and the manner in which they were originated. Under these agreements, RBB may be required to repurchase the guaranteed portion of the SBA loan if it has breached any of these representations or warranties, in which case it may record a loss. In addition, if repurchase and indemnity demands increase on loans that it sells from its portfolios, RBB’s liquidity, results of operations and financial condition could be adversely affected. Further, RBB generally retains the non-guaranteed portions of the SBA loans that it originates and sells, and to the extent the borrowers of such loans experience financial difficulties, its financial condition and results of operations could be adversely impacted.

Curtailment of government guaranteed loan programs could affect a segment of RBB’s business.

A significant segment of RBB’s business consists of originating and periodically selling U.S. government guaranteed loans, in particular those guaranteed by the SBA. Presently, the SBA guarantees 75% of the principal amount of each qualifying SBA loan originated under the SBA’s 7(a) loan program. There is no assurance that the U.S. government will maintain the SBA 7(a) loan program or if it does, that such guaranteed portion will remain at its current level. In addition, from time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee future loans. In addition, these agencies may change their rules for qualifying loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan guarantee programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small business, industrial and agricultural borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability associated with the sale of the guaranteed portion of these loans could decline as a result of market displacements due to increases in interest rates, and could cause the premiums realized on the sale of the guaranteed portions to decline from current levels. As the funding and sale of the guaranteed portion of SBA 7(a) loans is a major portion of our business and a significant portion of our noninterest income, any significant changes to the funding for the SBA 7(a) loan program may have an unfavorable impact on our prospects, future performance and results of operations.

The small and medium-sized businesses that RBB lends to may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect its results of operations and financial condition.

RBB targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which RBB operates and small to medium-sized businesses are adversely affected or its borrowers are otherwise affected by adverse business developments, RBB’s business, financial condition and results of operations may be adversely affected.

Real estate construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and RBB may be exposed to significant losses on loans for these projects.

Real estate construction loans, including land development loans, comprised approximately 8.0% and 7.4%, respectively, of RBB’s total loan portfolio as of March 31, 2018 and December 31, 2017, and such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If its appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, RBB may have inadequate security for the repayment of the loan upon completion of construction of the project. If RBB is forced to foreclose on a project prior to or at completion due to a default, it may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, RBB may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while it attempts to dispose of it.

The risks inherent in construction lending may affect adversely RBB’s results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower. A general decline in real estate sales and prices across the United States or locally in the relevant real estate market, a decline in demand for residential real estate, economic weakness, high rates of unemployment, and reduced availability of mortgage credit, are some of the factors that can adversely affect the borrowers’ ability to repay their obligations to RBB and the value of its security interest in collateral, and thereby adversely affect its results of operations and financial results.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

As of March 31, 2018 and December 31, 2017, RBB’s nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings) totaled $4.5 million or 0.35%, and $2.6 million, or 0.21%, respectively, of our loan portfolio, and its nonperforming assets (which include nonperforming loans plus other real estate owned) totaled $4.8 million or 0.28%, and $2.9 million or 0.16%, respectively, of total assets. In addition, RBB had $3.6 million and $3.6 million, respectively, in accruing loans that were 30-89 days delinquent as of March 31, 2018 and December 31, 2017. Of these totals, RBB’s nonperforming loans that it originated totaled $2.2 million or 0.17%, and $445,000 or 0.04% of its loan portfolio, respectively, and it had $2.2 million and $3.4 million in accruing loans, respectively, that it originated that were 30-89 days delinquent as of March 31, 2018 and December 31, 2017.

RBB’s nonperforming assets adversely affect its net income in various ways. RBB does not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting its net income and returns on assets and equity, increasing its loan administration costs and adversely affecting its efficiency ratio. When it takes collateral in foreclosure and similar proceedings, RBB is required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and other real estate owned also increase its risk profile and the level of capital its regulators believe is appropriate for it to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If RBB experience increases in nonperforming loans and nonperforming assets, its net interest income may be negatively impacted and its loan administration costs could increase, each of which could have an adverse effect on its net income and related ratios, such as return on assets and equity.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from RBB’s other real estate owned fair value appraisals.

As of both March 31, 2018 and December 31, 2017, RBB had $293,000 of other real estate owned (OREO). Its OREO portfolio consisted of one property that it obtained through foreclosure or through an in-substance foreclosure in satisfaction of loans. The property in its OREO portfolio is recorded at the lower of the recorded investment in the loans for which the property previously served as collateral or the “fair value,” which represents the estimated sales price of the property on the date acquired less estimated selling costs. Generally, in determining “fair value,” an orderly disposition of the property is assumed, except where a different disposition strategy is expected. Significant judgment is required in estimating the fair value of other real estate owned property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

In response to market conditions and other economic factors, RBB may utilize alternative sale strategies other than orderly disposition as part of its OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of its OREO properties.

RBB’s use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, RBB requires an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, RBB may not realize an amount equal to the indebtedness secured by the property.

Adverse conditions in Asia and elsewhere could adversely affect our business.

Although we believe less than 1% of RBB’s loans and less than 2% of our deposits are with customers that have economic and cultural ties to Asia, RBB is still likely to feel the effects of adverse economic and political conditions in Asia, including the effects of rising inflation or slowing growth and volatility in the real estate and stock markets in China and other regions. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. In addition, pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. A significant deterioration of economic conditions in Asia could expose it to, among other things, economic and transfer risk, and it could experience an outflow of deposits by those of its customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with, or loans made to, such entities. Adverse economic conditions in Asia, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of its customers who operate in this region.

Risks Related to RBB’s Deposits

RBB’s deposit portfolio includes significant concentrations and a large percentage of its deposits are attributable to a relatively small number of clients.

RBB provides services to a number of clients whose deposit levels vary considerably and have a significant amount of seasonality. At March 31, 2018 and December 31, 2017, 82 and 84, respectively, RBB clients maintained balances (aggregating all related accounts, including multiple business entities and personal funds of business owners) in excess of $2.0 million. This amounted to $747.9 million or approximately 54.4%, and $656.2 million or approximately 49.1%, respectively, of RBB’s total deposits as of March 31, 2018 and December 31, 2017. In addition, RBB’s ten largest depositor relationships accounted for approximately 24.6% and 24.5%, respectively, of its deposits at March 31, 2018 and December 31, 2017. RBB’s largest depositor relationship accounted for approximately 7.7% and 8.3%, respectively, of RBB’s deposits at March 31, 2018 and December 31, 2017. These deposits can and do fluctuate substantially. The depositors are not concentrated in any industry or business. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. While these events could have a material impact on RBB’s results, RBB expects, in the ordinary course of business, that these deposits will fluctuate and believes it is capable of mitigating this risk, as well as the risk of losing one of these depositors, through additional liquidity, and business generation in the future. However, should a significant number of these customers leave RBB, it could have a material adverse impact on RBB.

Risks Related to our Management

RBB is highly dependent on its management team, and the loss of its senior executive officers or other key employees could harm its ability to implement its strategic plan, impair its relationships with customers and adversely affect its business, results of operations and growth prospects.

RBB’s success is dependent, to a large degree, upon the continued service and skills of its executive management team, particularly Mr. Alan Thian, its chairman, president and chief executive officer, and Mr. David Morris, its executive vice president and chief financial officer.

RBB’s business and growth strategies are built primarily upon its ability to retain employees with experience and business relationships within their respective market areas. RBB seeks to manage the continuity of its executive management team through regular succession planning. In addition, RBB has employment agreements with Mr. Thian, Mr. Morris, Mr. Liu and Mr. Pang. For a summary of Messrs. Thian’s, Morris’ and Pang’s employment agreements, see RBB Executive Compensation. The loss of Mr. Thian, Mr. Morris or any of our other key personnel could have an adverse impact on RBB’s business and growth because of their skills, years of industry experience, knowledge of its market areas, the difficulty of finding qualified replacement personnel, and any difficulties associated with transitioning of responsibilities to any new members of the executive management team. In addition, although RBB has non-solicitation agreements, which limits the ability of executives to solicit its customers and employees, with each of its executive officers, RBB does not have any such agreements with other employees who are important to its business, and in any event the enforceability of non-competition agreements varies across the states in which it does business. While RBB’s mortgage originators and loan officers are generally subject to non-solicitation provisions as part of their employment, its ability to enforce such agreements may not fully mitigate the injury to its business from the breach of such agreements, as such employees could leave it and immediately begin soliciting its customers. The departure of any of its personnel who are not subject to enforceable non-competition agreements could have a material adverse impact on its business, results of operations and growth prospects.

Risk Related to RBB’s Allowance for Loan Losses, or ALLL

If RBB does not effectively manage its credit risk, it may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in its provision for loan losses.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. RBB cannot guarantee that its credit underwriting and monitoring procedures will reduce these credit risks, and they cannot be expected to completely eliminate its credit risks. If the overall economic climate in the United States, generally, or its market areas, specifically, declines, its borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause its net income, return on equity and capital to decrease.

RBB’s allowance for loan losses may prove to be insufficient to absorb potential losses in its loan portfolio.

RBB establishes its allowance for loan losses and maintains it at a level that management considers adequate to absorb probable loan losses based on an analysis of its portfolio and market environment. The allowance for loan losses represents its estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to it. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in its market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within its markets, which may be beyond its control, and such losses may exceed current estimates.

As of March 31, 2018 and December 31, 2017, RBB’s allowance for loan losses as a percentage of total loans was 1.11% and 1.10%, respectively, and as a percentage of total nonperforming loans was 312.60% and 534.87%, respectively. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, RBB may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or because our banking regulators require it to do so. RBB’s bank regulatory agencies will periodically review its allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require it to adjust its determination of the value for these items. These adjustments may adversely affect its business, financial condition and results of operations.

The current expected credit loss standard established by the Financial Accounting Standards Board will require significant data requirements and changes to methodologies.

In the aftermath of the 2007-2008 financial crisis, the Financial Accounting Standards Board, or FASB, decided to review how banks estimate losses in the ALLL calculation, and it issued the final Current Expected Credit Loss, or CECL, standard on June 16, 2016. Currently, the impairment model used by financial institutions is based on incurred losses, and loans are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. This model will be replaced by the CECL model that will become effective for RBB for the fiscal year beginning after December 15, 2019 in which financial institutions will be required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. RBB has run CECL models on its loan portfolio, and although the new CECL standard is currently not expected to have a significant impact on the ALLL, the transition to the CECL model will require significantly greater data requirements and changes to methodologies to accurately account for expected losses. There can be no assurance that RBB will not be required to increase its reserves and ALLL as a result of the implementation of CECL.

Risks Related to RBB’s Capital

RBB may need to raise additional capital in the future, and if it fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, its financial condition, liquidity and results of operations, as well as its ability to maintain regulatory compliance, would be adversely affected.

RBB faces significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in the July 2017 initial public offering will be sufficient to fund operations and growth initiatives for at least the next eighteen to twenty-four months based on its estimated future operations, RBB may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, which could include the possibility of financing acquisitions. In addition, the RBB must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require it to raise additional capital or contract its operations. Its ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on its financial condition and performance. Accordingly, RBB cannot assure you that it will be able to raise additional capital if needed or on terms acceptable to it. If RBB fails to maintain capital to meet regulatory requirements, its financial condition, liquidity and results of operations would be materially and adversely affected.

RBB may not be able to efficiently deploy all of its capital, which would decrease its return on equity.

Following its July 2017 initial public offering, RBB has equity capital that is well in excess of its required regulatory amounts. As a result, unless RBB is able to grow through organic growth in the near term, or through acquisitions or other strategic transactions, it is likely that its return on equity will decline in the near future.

Risks Related to Interest Rates

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact RBB’s financial condition and results of operations.

Shifts in short-term interest rates may reduce net interest income, which is the principal component of RBB’s earnings. Net interest income is the difference between the amounts received by it on its interest-earning assets and the interest paid by it on its interest-bearing liabilities. When interest rates rise, the rate of interest RBB pays on its assets, such as loans, rises more quickly than the rate of interest that it receives on its interest-bearing liabilities, such as deposits, which may cause our profits to increase. When interest rates decrease, the rate of interest RBB pays on its assets, such as loans, declines more quickly than the rate of interest that it receives on its interest-bearing liabilities, such as deposits, which may cause its profits to decrease. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

Interest rate increases often result in larger payment requirements for RBB’s borrowers, which increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their mortgages and other indebtedness at lower rates. At March 31, 2018 and December 31, 2017, total loans were 78.46% and 84.07%, respectively, of RBB’s average earning assets and exhibited a positive 11% and 11%, respectively, sensitivity to rising interest rates in a 100 basis point parallel shock.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on RBB’s results of operations and cash flows. Further, when it places a loan on nonaccrual status, RBB reverses any accrued but unpaid interest receivable, which decreases interest income. Subsequently, RBB continues to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Rising interest rates will result in a decline in value of the fixed-rate debt securities RBB holds in its investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in accumulated other comprehensive income (loss) and reduce total shareholders’ equity. Unrealized losses do not negatively impact its regulatory capital ratios; however, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce its regulatory capital ratios.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall, RBB could experience net interest margin compression as its interest earning assets would continue to reprice downward while its interest-bearing liability rates could fail to decline in tandem. This would have a material adverse effect on RBB’s net interest income and its results of operations.

RBB could recognize losses on securities held in its securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of March 31, 2018 and December 31, 2017, the fair value of our securities portfolio was approximately $92.9 million and $75.0 million, respectively. Factors beyond its control can significantly influence the fair value of securities in its portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by it are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or RBB’s own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, RBB may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on its financial condition and results of operations.

Other Risks Related to RBB’s Business

RBB’s ability to maintain its reputation is critical to the success of its business, and the failure to do so may materially adversely affect its business and the value of its common stock.

RBB’s bank subsidiary, Royal Business Bank, is a community bank, and its reputation is one of the most valuable components of its business. As such, RBB strives to conduct its business in a manner that enhances its reputation. This is done, in part, by recruiting, hiring and retaining employees who share its core values of being an integral part of the communities it serves, delivering superior service to its customers and caring about its customers and associates. If RBB’s reputation is negatively affected, by the actions of its employees or otherwise, its business and, therefore, its operating results and the value of its common stock may be materially adversely affected.

RBB’s risk management framework may not be effective in mitigating risks and/or losses to it.

RBB’s risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which it is subject, including, among others, credit, market, liquidity, interest rate and compliance. RBB’s framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Its risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to it. If RBB’s framework is not effective, RBB could suffer unexpected losses and its business, financial condition, results of operations or growth prospects could be materially and adversely affected. RBB may also be subject to potentially adverse regulatory consequences.

System failure or breaches of RBB’s network security could subject it to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure RBB uses could be vulnerable to hardware and cyber security issues. RBB’s operations are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. RBB could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, RBB’s operations are dependent upon its ability to protect the computer systems and network infrastructure utilized by it, including its internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through RBB’s computer systems and network infrastructure, which may result in significant liability, damage its reputation and inhibit the use of its internet banking services by current and potential customers.

RBB relies heavily on communications, information systems (both internal and provided by third parties) and the internet to conduct its business. Its business is dependent on its ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory and internal standards and specifications. In addition, a significant portion of its operations relies heavily on the secure processing, storage and transmission of personal and confidential information, such as the personal information of its customers and clients. These risks may increase in the future as RBB continues to increase mobile payments and other internet-based product offerings and expand its internal usage of web-based products and applications.

In addition, several U.S. financial institutions have recently experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other potential attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyber-attacks and other means. To date, none of these type of attacks have had a material effect on RBB’s business or operations. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of RBB’s systems to disclose sensitive information in order to gain access to its data or that of its customers or clients. RBB is also subject to the risk that its employees may intercept and transmit unauthorized confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm.

RBB regularly adds additional security measures to its computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by its information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to its data could expose RBB to a disruption or challenges relating to its daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on its business, financial condition and results of operations.

RBB’s operations could be interrupted if its third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

RBB depends to a significant extent on a number of relationships with third-party service providers. Specifically, RBB receives core systems processing, essential web hosting and other internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and RBB is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, RBB’s business, financial condition and results of operations could be adversely affected, perhaps materially. Even if RBB is able to replace them, it may be at a higher cost to it, which could adversely affect its business, financial condition and results of operations.

RBB is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject RBB to financial losses or regulatory sanctions and seriously harm its reputation. Misconduct by RBB’s employees could include hiding unauthorized activities from it, improper or unauthorized activities on behalf of its customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions RBB takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject it to financial claims for negligence.

RBB maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If RBB’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on its business, financial condition and results of operations.

Changes in accounting standards could materially impact RBB’s financial statements.

From time to time, the FASB or the Securities and Exchange Commission, or SEC, may change the financial accounting and reporting standards that govern the preparation of RBB’s financial statements. Such changes may result in RBB being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond RBB’s control, can be hard to predict and can materially impact how RBB records and reports its financial condition and results of operations. In some cases, RBB could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in it needing to revise or restate prior period financial statements.

Liabilities from environmental regulations could materially and adversely affect RBB’s business and financial condition.

In the course of RBB’s business, it may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. RBB may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clear up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of any contaminated site, RBB may be subject to common law claims by third parties based on damages, and costs resulting from environmental contamination emanating from the property. If RBB ever becomes subject to significant environmental liabilities, its business, financial condition, liquidity, and results of operations could be materially and adversely affected.

The obligations associated with being a public company will require significant resources and management attention, which may divert from RBB’s business operations.

As a result of its July 2017 initial public offering, RBB became subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that RBB file annual, quarterly and current reports with respect to its business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that RBB establish and maintain effective internal controls and procedures for financial reporting. As a result, RBB will incur significant legal, accounting and other expenses that it did not previously incur. RBB anticipates that these costs will materially increase its general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing its strategic plan, which could prevent it from successfully implementing its growth initiatives and improving its business, results of operations and financial condition.

As an “emerging growth company” as defined in the JOBS Act, RBB intends to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management’s assessment of its internal control over financial reporting. When these exemptions cease to apply, RBB expects to incur additional expenses and devote increased management effort toward ensuring compliance with them. RBB cannot predict or estimate the amount of additional costs RBB may incur as a result of becoming a public company or the timing of such costs.

RBB has a continuing need for technological change, and it may not have the resources to effectively implement new technology or it may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. RBB’s future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as it continues to grow and expand its market area. RBB may experience operational challenges as it implements these new technology enhancements, or seeks to implement them across all of its offices and business units, which could result in RBB not fully realizing the anticipated benefits from such new technology or require it to incur significant costs to remedy any such challenges in a timely manner.

Many of RBB’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that RBB will be able to offer, which would put RBB at a competitive disadvantage. Accordingly, a risk exists that RBB will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

Confidential customer information transmitted through RBB’s online banking service is vulnerable to security breaches and computer viruses, which could expose it to litigation and adversely affect its reputation and ability to generate deposits.

RBB provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. RBB’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. RBB may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that RBB’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose it to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in RBB’s systems and could adversely affect RBB’s reputation and its ability to generate deposits.

RBB depends on the accuracy and completeness of information provided by customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, RBB may rely on information furnished to it by or on behalf of customers and counterparties, including financial statements and other financial information. RBB also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, RBB may rely upon its customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. RBB also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. RBB’s financial condition, results of operations, financial reporting and reputation could be negatively affected if RBB relies on materially misleading, false, inaccurate or fraudulent information.

RBB faces strong competition from financial services companies and other companies that offer banking and mortgage banking services, which could harm its business.

RBB’s operations consist of offering banking and mortgage banking services to generate both interest and noninterest income. Many of RBB’s competitors offer the same, or a wider variety of, banking and related financial services within its market areas. These competitors include national banks, regional banks and other community banks. RBB also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in RBB’s market areas. Additionally, RBB faces growing competition from so-called “online businesses” with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. Increased competition in RBB’s markets may result in reduced loans, deposits and commissions and brokers’ fees, as well as reduced net interest margin and profitability. Ultimately, RBB may not be able to compete successfully against current and future competitors. If RBB is unable to attract and retain banking and mortgage loan customers and expand its sales market for such loans, RBB may be unable to continue to grow its business, and its financial condition and results of operations may be adversely affected.

Risks Related to Legislative and Regulatory Developments

The Impact of the Tax Cuts and Jobs Act of 2017 on RBB’s business is uncertain.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), which significantly changes the U.S. federal income tax system. The Tax Act includes a number of provisions that impact RBB’s business and clients in various ways, certain of which are discussed below. Given the complexity of this law, there is some uncertainty as to how the new tax rules will be implemented.

Tax Rate. Because the Tax Act permanently reduces the corporate income tax rate from a maximum tax rate of 35% (the top U.S. federal corporate income tax rate under prior law) to a 21% flat rate and was enacted in the fourth quarter of 2017, RBB’s results for the fourth quarter and the full year of 2017 were negatively impacted. Although the reduced tax rate generally should be favorable prospectively to RBB by resulting in increased earnings and capital, it has decreased the value of its existing deferred tax assets (“DTA”). GAAP requires that the impact of the provisions of the Tax Act be accounted for in the period of enactment. RBB therefore re-measured our DTA and determined that the value of the DTA had declined by $2.6 million. As a result, RBB recorded additional tax expense of $2.6 million during the fourth quarter of 2017. The lower U.S. federal corporate income tax rate introduced by the Tax Act is also expected to have positive effect on RBB’s corporate customers, as it is expected to improve after-tax earnings and cash positions, which may lead to more borrowing from its loan customers and more savings from its depositors.

Business Asset Expensing. The Tax Act generally allows taxpayers to expense in the year of acquisition the entire cost (instead of only 50%, as under prior law) of certain depreciable tangible property and real property improvements acquired and placed in service after September 27, 2017 and before January 1, 2023 (with an additional year for certain property). This 100% “bonus” depreciation is phased out proportionately for property placed in service on or after January 1, 2023 and before January 1, 2027 (with an additional year for certain property). This provision may result in increased borrowing by RBB’s corporate clients to acquire and/or upgrade tangible property and/or real estate assets.

Interest Expense. The Tax Act generally limits a certain taxpayers’ annual deduction of business interest expense for a taxable year to the sum of such a taxpayer’s (i) business interest income and (ii) 30% of “adjusted taxable income,” generally defined as a business’s U.S. federal taxable income without taking into account business interest income or expense, net operating losses, and, for 2018 through 2021, depreciation, amortization and depletion. This provision may result in decreased borrowing from loan customers of RBB due to the new limitation on the annual business interest deduction.

Legislative and regulatory actions taken now or in the future may increase RBB’s costs and impact its business, governance structure, financial condition or results of operations.

The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC’s authority to raise insurance premiums. The Dodd-Frank Act established the CFPB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as RBB.

The Economic Growth, Regulatory Relief and Consumer Protection Act (S. 2155) was signed into law by President Trump on May 24, 2018 and repealed or modified provisions of the Dodd-Frank Act and eased regulations on all but the largest banks; however, compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operation and growth prospects. In addition, S. 2155 requires the enactment of a number of implementing regulations, the details of which may have a material effect on the ultimate impact of the law.

S. 2155 includes provisions which are designed to improve consumer access to mortgage credit. For example, S. 2155, among other things, (i) designates loans originated and held in portfolio by banks with less than $10 billion in total assets as “qualified mortgages” for purposes of the CFPB’s ability-to-repay rule; (ii) provides that appraisals are not required for certain transactions valued at less than $400,000 in rural areas; (iii) exempts banks and credit unions that originate fewer than 500 open-end lines of credit and 500 closed-end mortgages from HMDA’s expanded data disclosures (the provision would not apply to nonbanks and would not exempt institutions from HMDA reporting altogether); (iv) amends the SAFE Mortgage Licensing Act by providing registered mortgage loan originators in good standing with 120 days of transitional authority to originate loans when moving from a federal depository institution to a non-depository institution or across state lines; (v) encourages the CFPB to clarify how TRID applies to mortgage assumption transactions and construction-to-permanent home loans as well as outline certain liabilities related to model disclosure use, and (vi) provides that federal banking regulators may not impose higher capital standards on High Volatility Commercial Real Estate exposures unless they are for acquisition, development or construction (ADC), and clarifies ADC status.

In addition, S. 2155 also includes regulatory relief for certain institutions, whereby among other things, the law simplifies capital calculations by requiring regulators to adopt a threshold for community bank leverage ratio of between 8% and 10%, institutions under $10 billion in assets that meet such community bank leverage ratio will automatically be deemed to be well-capitalized, although regulators retain the flexibility to determine that a depository institution may not qualify for the community bank leverage ratio test based on the institution’s risk profile; exempts community banks from Section 13 of the Bank Holding Company Act if they have less than $10 billion in total consolidated assets; and exempts banks with less than $10 billion in assets; total trading assets and liabilities not exceeding more than five percent of their total assets, from the Volcker Rule restrictions on trading with their own capital; and requires the federal banking regulators, within 180 days of passage, to raise the asset threshold under the Small Bank Holding Company Policy Statement from $1 billion to $3 billion. S. 2155 also adds certain protections for consumers, including veterans and active duty military personnel and student borrowers, expanded credit freezes and creation of an identity theft protection database.

In addition, other new proposals for legislation continue to be introduced in the Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of RBB’s business activities, require more oversight or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose it to additional costs, including increased compliance costs. These changes also may require RBB to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on its business, financial condition and results of operations.

RBB’s deposit insurance premiums could increase in the future, which could have a material adverse impact on future earnings and financial condition.

The FDIC insures deposits at FDIC-insured financial institutions, including Royal Business Bank. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund (“DIF”) at a specific level. Unfavorable economic conditions, increased bank failures and additional failures decreased the DIF. In order to restore the DIF to its statutorily mandated minimum of 1.35% of total deposits by September 30, 2020, the FDIC may need to increase deposit insurance premium rates. Insured institutions with assets of $10 billion or more will be responsible for funding this increase. The FDIC has issued regulations to implement these provisions of the Dodd-Frank Act. It has, in addition, established a higher reserve ratio of 2% as a long term goal which goes beyond what is required by statute. There is no implementation deadline for the 2% ratio. The FDIC may increase the assessment rates or impose additional special assessments in the future to keep the DIF at the statutory target level. Any increase in Royal Business Bank’s FDIC premiums could have an adverse effect on its financial condition and results of operations.

RBB’s use of third party vendors and its other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

RBB regularly uses third party vendors as part of its business. RBB also has substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by RBB’s federal bank regulators. Recent regulation requires RBB to enhance its due diligence, ongoing monitoring and control over its third party vendors and other ongoing third party business relationships. In certain cases RBB may be required to renegotiate its agreements with these vendors to meet these enhanced requirements, which could increase its costs. RBB expects that its regulators will hold it responsible for deficiencies in its oversight and control of its third party relationships and in the performance of the parties with which RBB has these relationships. As a result, if RBB’s regulators conclude that it has not exercised adequate oversight and control over its third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, RBB could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect RBB’s business, financial condition or results of operations.

RBB may experience goodwill impairment.

Goodwill is initially recorded at fair value and is not amortized, but is reviewed at least annually or more frequently if events or changes in circumstances indicate that the carrying value may not be fully recoverable. If RBB’s estimates of goodwill fair value change, RR may determine that impairment charges are necessary. Estimates of fair value are determined based on a complex model using cash flows and company comparisons. If management’s estimates of future cash flows are inaccurate, the fair value determined could be inaccurate and impairment may not be recognized in a timely manner.

As a result of the Dodd-Frank Act and recent rulemaking, RBB is subject to more stringent capital requirements.

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1.0 billion). Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a Tier 1 leverage ratio of 5% or more. The Basel III capital rules became effective as applied to RBB and the Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for many of the changes.

The failure to meet applicable regulatory capital requirements could result in one or more of RBB’s regulators placing limitations or conditions on its activities, including its growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, its costs of funds and FDIC insurance costs, its ability to pay dividends on its common stock, its ability to make acquisitions, and its business, results of operations and financial conditions, generally. However, the capital simplification provisions of S. 2155 described above may limit the impact of the regulatory capital requirements on RBB due to its size.

Monetary policies and regulations of the Federal Reserve could adversely affect its business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon RBB’s business, financial condition and results of operations cannot be predicted.

RBB’s business is subject to interest rate risk, and fluctuations in interest rates could reduce its net interest income and adversely affect its business.

A substantial portion of RBB’s income is derived from the differential, or “spread,” between the interest earned on loans, investment securities, and other interest-earning assets, and the interest paid on deposits, borrowings, and other interest-bearing liabilities. The interest rate risk inherent in RBB’s lending, investing, and deposit taking activities is a significant market risk to it and its business. Income associated with interest earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates, events over which RBB has no control, may have an adverse effect on net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. Increases in interest rates may adversely affect the ability of its floating rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent, or on the same basis. Even assets and liabilities with similar maturities or periods of re-pricing may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Therefore, as interest rates begin to increase, if RBB’s floating rate interest-earning assets do not reprice faster than its interest-bearing liabilities in a rising rate environment, RBB’s net interest income and, in turn, its profitability, could be adversely affected.

RBB seeks to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition to obtain the maximum spread. RBB uses interest rate sensitivity analysis and a simulation model to assist it in estimating the optimal asset-liability composition. However, such management tools have inherent limitations that impair their effectiveness. Moreover, the long-term effects of the Federal Reserve’s unprecedented quantitative easing and tapering off are unknown, and while interest rates have begun to increase, they remain at historically low levels. There can be no assurance that RBB will be successful in minimizing the adverse effects of changes in interest rates.

Federal and state regulators periodically examine RBB’s business, and it may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC, and the DBO periodically examine RBB’s business, including its compliance with laws and regulations. As a result of the enactment of S. 2155, the frequency of such examinations may be reduced. If, as a result of an examination, a banking agency were to determine that its financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of its operations had become unsatisfactory, or that RBB were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in RBB’s capital, to restrict its growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate its deposit insurance and place it into receivership or conservatorship. Any regulatory action against RBB could have an adverse effect on our business, financial condition and results of operations.

RBB is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

RBB faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. RBB is required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. RBB is also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If RBB’s policies, procedures and systems are deemed deficient, it would be subject to liability, including fines and regulatory actions, which may include restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for RBB. Any of these results could have a material adverse effect on RBB’s business, financial condition, results of operations and growth prospects.

The Federal Reserve may require RBB to commit capital resources to support Royal Business Bank.

As a matter of policy, the Federal Reserve expects a financial holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a financial holding company to make capital injections into a troubled subsidiary bank and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a financial holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by RBB to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

RBB may be adversely affected by the soundness of other financial institutions.

RBB’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. RBB’s exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by RBB or by other institutions. These losses or defaults could have a material adverse effect on RBB’s business, financial condition, results of operations and growth prospects. Additionally, if its competitors were extending credit on terms RBB found to pose excessive risks, or at interest rates which RBB believed did not warrant the credit exposure, RBB may not be able to maintain its business volume and could experience deteriorating financial performance.

Risks Related to an Investment in RBB’s Common Stock

An active, liquid trading market for RBB’s common stock may not develop for several reasons, including that the directors and their affiliates will retain a substantial ownership interest in it, and you may not be able to sell your common stock at or above the initial public offering price, or at all.

Prior to our July 2017 offering, there had been no public market for RBB’s common stock. RBB’s directors collectively owned 31.5% of its issued and outstanding shares of common stock before the offering, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively owned 66.8% of its issued and outstanding shares of common stock. As of June 30, 2018, our directors collectively have approximately a 24.5% ownership interest in RBB, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively have a 42.4% ownership interest in RBB. See “Principal Family Shareholders” information on page 214. As a result, RBB’s directors, when aggregated with the holdings of their extended families and their affiliated entities, initially are able to elect its entire board of directors, control the management and policies of RBB and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of RBB, and will be able to prevent or cause a change in control of RBB.

The price of RBB’s common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of RBB’s control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of RBB’s common stock. Among the factors that could affect its stock price are:

•	actual or anticipated quarterly fluctuations in its operating results and financial condition and prospects;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by RBB or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions;

•	actions by institutional stockholders;

•	fluctuations in the stock price and operating results of RBB’s competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect RBB;

•	successful management of reputational risk; and

•	domestic and international economic factors, such as interest or foreign exchange rates, stock, commodity, credit, or asset valuations or volatility, unrelated to RBB’s performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of RBB’s common stock may be volatile. In addition, the trading volume in RBB’s common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of RBB’s common stock and the value of its other securities will depend on many factors, which may change from time to time, including, without limitation, its financial condition, performance, creditworthiness and prospects, future sales of its equity or equity related securities, and other factors identified above in “Forward-Looking Statements” below. The capital and credit markets can experience volatility and disruption. Such volatility and disruption can reach unprecedented levels, resulting in downward pressure on stock prices and credit availability for certain issuers without regard to their underlying financial strength. A significant decline in RBB’s stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

An investment in RBB’s common stock is not an insured deposit.

An investment in RBB’s common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in RBB’s common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire RBB’s common stock, you could lose some or all of your investment.

If equity research analysts do not publish research or reports about RBB’s business, or if they do publish such reports but issue unfavorable commentary or downgrade its common stock, the price and trading volume of its common stock could decline.

The trading market for RBB’s common stock could be affected by whether equity research analysts publish research or reports about RBB and its business. RBB cannot predict at this time whether any research analysts will publish research and reports on it and its common stock. If one or more equity analysts do cover RBB and its common stock and publish research reports about it, the price of RBB’s stock could decline if one or more securities analysts downgrade its stock or if those analysts issue other unfavorable commentary or cease publishing reports about RBB or its business.

If any of the analysts who elect to cover RBB downgrades its stock, our stock price could decline rapidly. If any of these analysts ceases coverage of RBB, it could lose visibility in the market, which in turn could cause its common stock price or trading volume to decline and its common stock to be less liquid.

RBB’s dividend policy may change.

RBB has paid annual dividends to our shareholders for the past three years of between $0.20 and $0.38 per share. RBB’s second quarter dividend of $0.09 per share was paid on May 15, 2018 to shareholders of record as of April 30, 2018. On July 20, 2018, RBB declared a quarterly dividend of $0.09 per share that will be paid on August 15, 2018 to shareholders of record as of July 31, 2018. In the fourth quarter of 2017, RBB changed its dividend policy and practice to pay quarterly dividends, starting in that quarter and quarterly thereafter. RBB expects that the amount to be paid annually will be equal to 20% (or 5% per quarter) of its basic earnings per share for the four quarters immediately preceding the proposed payment. RBB has no obligation to pay dividends and RBB may change its dividend policy at any time without notice to its shareholders. Holders of RBB’s common stock are only entitled to receive such cash dividends as its board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with its strategic plans, growth initiatives, capital availability and requirements, projected liquidity needs, financial condition, and other factors, RBB has made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to its common shareholders.

RBB is a separate and distinct legal entity from its subsidiaries, including Royal Business Bank. RBB receives substantially all of its revenue from dividends from Royal Business Bank and RAM, which RBB uses as the principal source of funds to pay its expenses. Various federal and/or state laws and regulations limit the amount of dividends that Royal Business Bank and certain of RBB’s non-bank subsidiaries may pay RBB. Such limits are also tied to the earnings of its subsidiaries. If Royal Business Bank does not receive regulatory approval or if its subsidiaries’ earnings are not sufficient to make dividend payments to RBB while maintaining adequate capital levels, RBB’s ability to pay its expenses and its business, financial condition or results of operations could be materially and adversely impacted.

RBB management had broad discretion as to the use of proceeds from our July 2017 initial public offering, and it may not have used the proceeds effectively.

RBB was not required to apply any portion of the net proceeds of its July 2017 initial public offering for any particular purpose. Accordingly, RBB’s management had broad discretion as to the application of the net proceeds of the offering and could have used them for purposes other than those contemplated at the time of the offering. A portion of the proceeds ($25 million) was used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce its return on equity as opposed to if such proceeds were used for further growth. RBB may not have been successful in using the net proceeds from the 2017 offering to increase its profitability or market value and it cannot predict whether the proceeds will be invested to yield a favorable return.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on RBB’s business and stock price.

Upon becoming a public company after completion of the 2017 offering, RBB is required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in its quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, RBB is required to certify its compliance with Section 404 of the Sarbanes-Oxley Act beginning with its second annual report on Form 10-K, which will require it to furnish annually a report by management on the effectiveness of its internal control over financial reporting. Although RBB is currently an emerging growth company and has elected additional transitional relief available to emerging growth companies, if RBB is unable to continue to qualify as an emerging growth company in the future or RBB is unable to qualify as a smaller reporting company under applicable SEC rules, then its independent registered public accounting firm will be required to report on the effectiveness of its internal control over financial reporting, beginning as of that second annual report.

If RBB identifies any material weaknesses in its internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting once it is no longer an emerging growth company, investors, counterparties and customers may lose confidence in the accuracy and completeness of RBB’s financial statements and reports; its liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of RBB’s common stock could decline. In addition, RBB could become subject to investigations by the stock exchange on which its securities are listed, the SEC, the Board of Governors of the Federal Reserve System, the FDIC, the DBO or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on its business, financial condition and results of operations.

RBB may incur significant losses as a result of ineffective risk management processes and strategies.

RBB is exposed to many types of operational risks, including liquidity risk, credit risk, market risk, interest rate risk, legal and compliance risk, strategic risk, information security risk, and reputational risk. RBB is also reliant upon its employees, and its operations are subject to the risk of fraud, theft or malfeasance by its employees. RBB seeks to monitor and control its risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational and compliance systems, and internal control and management review processes. However, these systems and review processes and the judgments that accompany their application may not be effective and, as a result, RBB may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced during the recession, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, RBB’s business, financial condition, results of operations and the value of its common stock could be materially and adversely affected. RBB may also suffer severe reputational damage.

RBB’s business and financial results could be impacted materially by adverse results in legal proceedings.

Various aspects of our operations involve the risk of legal liability. RBB has been, and expect to continue to be, named or threatened to be named as defendants in legal proceedings arising from its business activities. RBB establishes accruals for legal proceedings when information related to the loss contingencies represented by those proceedings indicates both that a loss is probable and that the amount of the loss can be reasonably estimated, but RBB does not have accruals for all legal proceedings where it faces a risk of loss. In addition, amounts accrued may not represent the ultimate loss to RBB from those legal proceedings. Thus, RBB’s ultimate losses may be higher or lower, and possibly significantly so, than the amounts accrued for loss contingencies arising from legal proceedings, and these losses could have a material and adverse effect on its business, financial condition, results of operations and the value of its common stock.

Future equity issuances could result in dilution, which could cause RBB’s common stock price to decline.

RBB is generally not restricted from issuing additional shares of its common stock, up to the 100 million shares of voting common stock and 100 million shares of preferred stock authorized in its articles of incorporation, which in each case could be increased by a vote of a majority of our shares. RBB may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If RBB chooses to raise capital by selling shares of its common stock for any reason, the issuance would have a dilutive effect on the holders of its common stock and could have a material negative effect on the market price of its common stock.

RBB may issue shares of preferred stock in the future, which could make it difficult for another company to acquire it or could otherwise adversely affect holders of its common stock, which could depress the price of its common stock.

Although there are currently no shares of RBB’s preferred stock issued and outstanding, RBB’s articles of incorporation authorize it to issue up to 100 million shares of one or more series of preferred stock. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over its common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that RBB issues preferred stock in the future that has preference over its common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if RBB issues preferred stock with voting rights that dilute the voting power of its common stock, the rights of the holders of RBB’s common stock or the market price of its common stock could be adversely affected. In addition, the ability of RBB’s board of directors to issue shares of preferred stock without any action on the part of its shareholders may impede a takeover of it and prevent a transaction perceived to be favorable to its shareholders.

The holders of RBB’s debt obligations and preferred stock, if any, will have priority over its common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of RBB, its common stock would rank below all claims of debt holders against us. As of March 31, 2018, we had outstanding $49.5 million of subordinated notes and

$3.4 million of subordinated debt (which reflects a discount of $1.8 million to the aggregate principal balance of $5.2 million as a result of purchase accounting adjustments).

As a result, holders of RBB’s common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of RBB until after all of its obligations to its debt holders have been satisfied and holders of subordinated debt and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, RBB is required to pay interest on its subordinated notes and dividends on our trust preferred securities and preferred stock before it pays any dividends on its common stock.

RBB’s outstanding debt securities restrict its ability to pay dividends on its capital stock.

RBB has issued an aggregate of $3.4 million in trust preferred securities (collectively, the “Trust Preferred Securities”). Payments to investors in respect of the Trust Preferred Securities are funded by distributions on certain series of securities issued by RBB, with similar terms to the relevant series of Trust Preferred Securities, which RBB refers to as the “Junior Subordinated Notes.” If RBB is unable to pay interest in respect of the Junior Subordinated Notes (which will be used to make distributions on the Trust Preferred Securities), or if any other event of default occurs, then RBB will generally be prohibited from declaring or paying any dividends or other distributions, or redeeming, purchasing or acquiring, any of our capital securities, including the common stock, during the next succeeding interest payment period applicable to any of the Junior Subordinated Notes.

Moreover, any other financing agreements that RBB enters into in the future may limit its ability to pay cash dividends on its capital stock, including the common stock. In the event that any other financing agreements in the future restrict RBB’s ability to pay such dividends, RBB may be unable to pay dividends in cash on the common stock unless it can refinance amounts outstanding under those agreements.

Provisions in RBB’s charter documents and California law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of financial holding companies.

Provisions of RBB’s charter documents and the California General Corporation Law, or the CGCL, could make it more difficult for a third party to acquire it, even if doing so would be perceived to be beneficial by its shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a financial holding company) of any class of RBB’s voting stock or obtaining the ability to control in any manner the election of a majority of RBB’s directors or otherwise direct the management or policies of RBB’s company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of RBB’s common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of its common stock.

RBB is an “emerging growth company”, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

RBB is an “emerging growth company”, as described in the JOBS Act. For as long as RBB continues to be an emerging growth company, it may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as RBB to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

However, RBB has irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

RBB may take advantage of these provisions for up to five years (which should be through July 2022), unless RBB earlier ceases to be an emerging growth company, which would occur if its annual gross revenues exceed $1.0 billion, if RBB issues more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case RBB would no longer be an emerging growth company as of the following December 31. Investors may find RBB’s common stock less attractive if it relies on the exemptions, which may result in a less active trading market and increased volatility in its stock price.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act. Words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements including those factors identified in “Questions and Answers About The Meetings and The Merger,” “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or “Proposal No. 1—The Merger Agreement and The Merger” involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In addition to factors identified elsewhere in this proxy statement/prospectus (including the section entitled “Risk Factors” beginning on page 31), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	The ability of Royal Business Bank to successfully integrate FAIB, or achieve expected beneficial synergies and/or operating efficiencies;

•	Customer acceptance of Royal Business Bank’s and FAIB’s products and services and efforts by competitor institutions to lure away such customers;

•	Increased competitive pressures generally;

•	Possible business disruption following the merger or difficulty retaining key managers and employees;

•	Changes in customer borrowing, repayment, investment and deposit practices;

•	Changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios;

•	Potential volatility and deterioration in the credit and financial markets or adverse changes in general economic conditions leading to increased loan losses;

•	The potential impact on our net interest margin and funding sources from interest rate fluctuations;

•	Greater than expected noninterest expenses including potential increases in deposit insurance premiums;

•	Fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	Secondary market conditions for loans and our ability to sell loans in the secondary market;

•	The use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	Possible acquisitions of other financial institutions and/or expansion into new market areas;

•	The availability of capital;

•	The failure or security breach of computer systems on which we depend;

•	Unanticipated regulatory or legal proceedings;

•	The failure of FAIC to complete the TARP Redemption five business days prior to the closing date;

•	Local, regional, national and international economic conditions and events and the impact they may have on us and our customers;

•	Ability to attract deposits and other sources of liquidity;

•	Oversupply of inventory and deterioration in values of California real estate, both residential and commercial;

•	A prolonged slowdown in construction activity;

•	Changes in the financial performance and/or condition of our borrowers;

•	Changes in the level of non-performing assets and charge-offs;

•	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, executive compensation and insurance) with which we must comply;

•	Changes in estimates of future allowance for loan loss requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	Inflation, interest rate, securities market and monetary fluctuations;

•	Political instability;

•	Acts of war or terrorism, or natural disasters, such as earthquakes, or the effects of pandemic flu;

•	The timely development and acceptance of new banking products and services and perceived overall value of these products and services by users;

•	Changes in consumer spending, borrowing and savings habits;

•

Operational risks or risk management failures by us or third parties which we rely on, including, but not limited to, data processing, information systems, cyber-security, technological changes, vendor problems, business interruption and fraud risks;

•	The ability to increase market share and control expenses;

•	Volatility in the credit and equity markets and its effect on the general economy;

•

The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•	Changes in our organization, management, compensation and benefit plans;

•

The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; and

•	Our success at managing the risks involved in the foregoing items.

The forward-looking statements are based upon our beliefs and assumptions and are made as of the date of this proxy statement/prospectus. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. RBB and FAIC disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this proxy statement/prospectus to reflect future events or developments, except as required by law.

THE FAIC SPECIAL MEETING

General

This proxy statement/prospectus is being provided to FAIC shareholders as part of a solicitation of proxies by the FAIC Board for use at its special meeting of shareholders and at any adjournments or postponements of such meeting. This proxy statement/prospectus provides FAIC shareholders with important information about the special meeting and should be read carefully in its entirety.

Date, Time and Place of the Special Meeting

The special meeting will be held at First American International Corp., 79 Bayard Street, New York, New York 10013 on September 20, 2018, at 9:00 a.m. (local time).

Record Date for the Special Meeting; Stock Entitled to Vote

Only holders of record of FAIC common stock at the close of business on July 27, 2018, which is the record date for the special meeting, are entitled to receive notice of and to vote at the meeting. On the record date, FAIC had 2,204,046 shares of its common stock issued, outstanding and eligible to vote at the special meeting.

Quorum

One-third of the shares of FAIC common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the special meeting in order for a quorum to be present for purposes of transacting business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining quorum. If there is no quorum at the special meeting, the affirmative vote of at least a majority of the votes present in person or represented by proxy and entitled to vote at the meeting may adjourn the special meeting to another date.

Purposes of the Special Meeting

The special meeting is being held to consider and vote on the following proposals:

(i) Approval of the merger agreement and the merger. To approve the merger agreement, dated April 23, 2018, pursuant to which FAIC will be merged with and into RBB, and FAIC’s bank subsidiary, FAIB, will be merged with and into RBB’s bank subsidiary, Royal Business Bank, as more fully described in this proxy statement/prospectus.

(ii) Adjournment. To approve any adjournment or postponement of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement or for any other legally permissible purpose.

Recommendation of the First American International Corp. Board of Directors

The FAIC Board unanimously recommends that FAIC shareholders vote:

•	“FOR” the approval of the merger proposal; and

•	“FOR” the approval of the adjournment proposal.

The FAIC Board unanimously approved the merger agreement and the transactions contemplated thereby. See “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—First American International Corp.’s Reasons for the Merger; Recommendation of the Board of Directors of FAIC” beginning on page 79.

In considering the recommendation of the FAIC Board with respect to the merger, FAIC shareholders should be aware that some of the FAIC directors and executive officers may have interests that are different from, or in addition to, the interests of FAIC shareholders generally. See “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Interests of Directors and Officers in the Merger” beginning on page 94.

Number of Votes

Each FAIC shareholder is entitled to cast one vote, in person or by proxy, for each share held in that shareholder’s name on FAIC’s books as of the record date on the matter to be submitted to the vote of the shareholders.

Votes Required; Voting Agreements

The votes required for each proposal are as follows:

•	Approval of the merger agreement and the merger. The affirmative vote of the holders of a majority of the outstanding shares of FAIC common stock is required to approve the merger proposal.

•	Adjournment. The affirmative vote of the holders of at least a majority of the votes cast for or against the proposal is required to approve the adjournment proposal.

As of the record date, the FAIC directors owned 683,969 voting shares (not including vested option shares), representing approximately 31.03% of FAIC’s issued and outstanding shares of common stock. Pursuant to the voting agreements more fully described under the section “THE MERGER AGREEMENT AND THE MERGER—THE MERGER AGREEMENT—Director Voting Agreements” beginning on page 116, each of the FAIC directors have agreed to vote his shares of FAIC common stock “FOR” approval of the merger agreement and the transactions contemplated therein, including the merger. A copy of the form of the voting agreement separately executed by each of the FAIC directors is attached as Exhibit C to Appendix A, which is attached to this proxy statement/prospectus and is incorporated herein by reference.

Voting of Proxies

Submitting Proxies

Whether or not you plan to attend the special meeting, we urge you to complete, sign and date the enclosed proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the special meeting and vote. Instructions for all voting can be found on the proxy card included with this proxy statement/prospectus.

If you properly fill in your proxy card and send it to us in time to vote electronically or by telephone, your “proxy” (the individual named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the FAIC Board as follows:

•	“FOR” the approval of the merger proposal.

•	“FOR” the approval of the adjournment proposal.

If any other matter is presented, your proxy will vote in accordance with the recommendation of the FAIC Board. At the time this proxy statement/prospectus went to press, we knew of no matters which needed to be acted on at the special meeting, other than those discussed in this proxy statement/prospectus.

Voting Electronically or by Telephone

In addition to voting in person or by proxy at the special meeting, FAIC shareholders also have the option to vote electronically or by telephone. Instructions to vote electronically or by telephone can be found on the proxy card included with this proxy statement/prospectus. The electronic and telephonic voting procedures are designed to authenticate a shareholder’s identity and to allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded.

Revoking Proxies

FAIC shareholders who hold their shares in certificate or registered book-entry form may revoke their proxies at any time before the time their proxies are voted at the special meeting by: (i) filing with the Corporate Secretary of FAIC an instrument revoking it or a duly executed proxy bearing a later date; (ii) appearing and voting in person at the special meeting or (iii) if a FAIC shareholder has voted such FAIC shareholder’s shares electronically or by telephone, recording a different vote, or by signing and returning a proxy card dated as of a date that is later than such FAIC shareholder’s last Internet or telephone vote. Subject to such revocation, shares represented by a properly executed proxy received in time for the special meeting will be voted by the proxy holder thereof in accordance with the instructions on the proxy. If no instruction is specified with respect to a matter to be acted upon, the shares represented by the proxy will be voted in favor of the proposals listed on the proxy. If any other business is properly presented at the meeting, the proxy will be voted in accordance with the recommendations of the FAIC Board.

Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at the special meeting as follows:

First American International Corp.

79 Bayard Street

New York, New York 10013

Attention: Corporate Secretary

If you have instructed a broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those instructions.

Shares Held in Street Name; Abstentions and Broker Non-Votes

If you hold your shares of FAIC common stock in “street name” (that is, through a broker or other nominee), you must vote your shares through your broker. You should receive a form from your broker asking how you want to vote your shares. Follow the instructions on that form to give voting instructions to your broker. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine, but not on non-routine matters. At the special meeting, none of the matters is a routine matter. Therefore, if you fail to instruct your broker or nominee as to how to vote your shares of FAIC common stock, your broker or nominee may not vote your shares “for” any of the proposals set forth in this proxy statement/prospectus, including the approval of the merger agreement and the merger, without your specific direction. A “broker non-vote” occurs when your broker does not vote on a particular proposal because the broker does not receive instructions from the beneficial owner and does not have discretionary authority. It is VERY IMPORTANT that you return the instructions to your broker or nominee. Therefore, if you wish to be represented, you must vote by completing and sending in or otherwise transmitting the information which is sent to you by your broker or nominee.

A broker non-vote with respect to the merger proposal will have the same effect as a vote “AGAINST” this proposal. A broker non-vote with respect to the adjournment proposal will have no effect on the vote with respect to such proposal.

An abstention occurs when a FAIC shareholder attends the special meeting either in person or by proxy but abstains from voting. For the merger proposal, an abstention or failure to vote will have the same effect as a vote cast “AGAINST” this proposal. For the adjournment proposal, abstentions will have no effect on this proposal.

Dissenters’ Rights

Holders of FAIC common stock are entitled to assert dissenters’ rights with respect to the merger proposal. These dissenters’ rights are conditioned on strict compliance with the requirements of Sections 623 and 910 of the NYBCL. Please read the section entitled “PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER—THE MERGER—Dissenters’ Rights of First American International Corp. Shareholders” beginning on page 98 of this proxy statement/prospectus, and Appendix B for additional information.

Other Matters

FAIC management is not aware of any other business that will be conducted at the special meeting.

Solicitation of Proxies

The FAIC Board is soliciting the proxies for the special meeting. FAIC will pay for the cost of solicitation of proxies. In addition to solicitation by mail, FAIC’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, or in person. FAIC will not pay any additional compensation to these directors, officers or employees for these activities, but may reimburse them for reasonable out-of-pocket expenses.

If FAIC’s management deems it advisable, the services of individuals or companies that are not regularly employed by FAIC may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. FAIC will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing. FAIC does not presently intend to utilize the services of a proxy solicitation firm to assist in the solicitation of proxies for the special meeting but may decide to do so in the interests of time if circumstances so warrant.

PROPOSAL NO. 1—THE MERGER AGREEMENT AND THE MERGER

THE MERGER

This section describes certain information about the merger. This discussion is subject and qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement for a more complete understanding of the merger.

Terms of the Merger

The merger agreement provides for the merger of FAIC with and into RBB, with RBB as the surviving entity after the merger. As a result of the merger, FAIC will cease to exist as a separate entity. Immediately after the merger, FAIC’s wholly owned bank subsidiary, FAIB, will merge with and into RBB’s wholly owned bank subsidiary, Royal Business Bank, with Royal Business Bank as the surviving entity after the bank merger. As a result of the bank merger, FAIB will cease to exist as a separate entity.

In the merger, each share of FAIC common stock will be converted into the right to receive (i) 1.3472 shares of the common stock, no par value per share, of RBB, and (ii) $15.30 in cash, which we refer to, collectively, as the per share merger consideration. For more information see “THE MERGER AGREEMENT—Structure of the Merger—Merger Consideration” beginning on page 103 of this proxy statement/prospectus.

FAIC shareholders are being asked to adopt the merger agreement. See “THE MERGER AGREEMENT” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to completion of the merger and provisions for terminating or amending the merger agreement. The merger agreement is also attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Background of the Merger

The FAIC Board, in conjunction with its management and professional advisors, periodically reviews FAIC’s business plan and strategies and considers its strategic alternatives and opportunities to continue to grow its business and enhance value for its shareholders in the face of an increasingly competitive environment, changing customer preferences and continued upward pressure on FAIC’s operating costs. From time to time, FAIC has had general discussions with other financial institutions and has considered, among its strategic alternatives, the possibility of a potential future strategic transaction.

At least annually, the FAIC Board receives presentations from representatives of Sandler O’Neill and/or various other investment banking firms regarding its strategic alternatives, including FAIC’s ability to build shareholder value through organic growth, potential acquisition targets and potential merger partners. These discussions include a review of FAIC’s historical and projected performance, the ability to retain and attract key personnel, the ability to address regulatory requirements and cyber security threats, the banking market in general, as well as industry trends and developments in mergers and acquisitions. In the first quarter of 2017, FAIC engaged in preliminary discussions with Company A regarding a potential business combination transaction, and Company A engaged in a preliminary due diligence document review of FAIC pursuant to the terms of a confidentiality agreement entered into between Company A and FAIC. FAIC engaged Arnold & Porter as legal counsel and Sandler O’Neill as financial advisor to assist with the due diligence process and to advise the FAIC Board regarding these discussions. The FAIC Board decided to retain Sandler O’Neill to act as its financial advisor in connection with a possible transaction with Company A based on, among other factors, Sandler O’Neill’s reputation and its extensive experience in financial institutions mergers and acquisitions, valuations, financing and capital markets, as well as its familiarity with FAIC and its strategic goals.

In early April 2017, after a limited due diligence process, FAIC and Company A terminated their preliminary discussions with respect to a potential strategic transaction and FAIC had no further contact with Company A regarding a potential combination until November 2017.

On November 8, 2017, at a regularly scheduled meeting of the FAIC Board, members of the FAIC Board engaged in their annual discussion of the future strategic plans of FAIC, including a presentation of the preliminary 2018 budget to the FAIC Board by management. Representatives of Arnold & Porter and Sandler O’Neill attended the meeting. Representatives of Sandler O’Neill reviewed with the FAIC Board its various strategic alternatives, including independent growth through pursuit of FAIC’s business plan, alternatives regarding FAIC’s capital planning, including the TARP Redemption funded by issuance of subordinated debt, a strategic acquisition by FAIC of another banking institution or a strategic combination of FAIC with a larger institution. Representatives of Sandler O’Neill provided to the FAIC Board an overview of the general state of the economy and the bank and thrift industry in particular, and of the current trends in the mergers and acquisitions market with respect to financial institutions, including recent bank valuations. Representatives of Sandler O’Neill also discussed FAIC’s overall strengths and weaknesses, and reviewed with the FAIC Board a comparable analysis of financial metrics of other domestic Chinese American and Korean American focused banks and the mergers and acquisitions activities of such banks. Representatives of Sandler O’Neill also discussed with the FAIC Board key considerations for buyers and sellers when considering a potential transaction. Finally, representatives of Sandler O’Neill preliminarily identified eight potential partners (including Company A and RBB), which in Sandler O’Neill’s view could be viable candidates for a strategic combination out of a pool of seventeen financial institutions, which Sandler O’Neill indicated would be reviewed in greater detail with the Board at the next meeting. Representatives of Arnold & Porter also reviewed with the FAIC Board its director fiduciary duty obligations and applicable legal standards in connection with a possible business combination.

On November 22, 2017, the Chief Executive Officer of Company A reached out to Mr. Ricca to communicate Company A’s renewed interest to pursue a one on one negotiated transaction with FAIC.

At a meeting of the FAIC Board held on November 15, 2017, attended by representatives of Arnold & Porter and Sandler O’Neill, representatives of Sandler O’Neill continued their presentation of the eight potential partners for a business combination with FAIC, including Company A and RBB, presenting to the Board certain publicly available information regarding each candidate’s institutional history, recent transaction history, trading volume of stock, financial ability to engage in a transaction and strategic plans for future growth. The FAIC Board engaged in a lengthy discussion of the potential partners and the other institutions reviewed by Sandler O’Neill and the reasons Sandler O’Neill did not include them on the list of eight viable candidates.

As a result of these discussions, at a meeting of the FAIC Board held telephonically on November 16, 2017, in which representatives of Sandler O’Neill and Arnold & Porter participated, the FAIC Board identified four of the eight potential candidates that the FAIC Board considered to be a strong strategic fit for a business combination based on such factors as financial performance, financial capacity to engage in a transaction, geographic footprint, desire to provide financial services to the Chinese American community and perceived favorable standing to receive regulatory approval of a transaction. Company A was among the four institutions identified but RBB, though among the initial eight institutions evaluated by the FAIC Board, was not among the resulting group of four institutions. The FAIC Board requested that representatives of Sandler O’Neill contact each of the four institutions at a future time to be determined to establish whether such institutions would be interested in exploring a strategic combination with FAIC. The FAIC Board then instructed FAIC management, with the assistance of Sandler O’Neill and Arnold & Porter, to establish an electronic data room to facilitate preliminary due diligence by any of such four institutions.

Shortly following the November 16, 2017 FAIC Board meeting, representatives of Sandler O’Neill reached out to Company A’s financial advisor and confirmed that FAIC would be interested in re-engaging in discussions with Company A, but at a future date to be determined, and that FAIC would likely contact other institutions at the same time to gauge their interest in a strategic business combination. Company A then executed an extension of the confidentiality agreement entered into in the first quarter of 2017.

In late November 2017, through representatives of Sandler O’Neill, the Chief Executive Officer of RBB expressed an interest to meet with the FAIC management team while senior officers of RBB were visiting the East Coast of the United States in furtherance of their strategic acquisition plans. The Chief Executive Officer and Chief Financial Officer of RBB met with Mr. Yu and Mr. Ricca in New York on December 4, 2017, at which meeting the CEO of RBB described RBB’s history, including its record of previous acquisitions and strategic ambitions to engage in further business combinations in targeted areas of the United States, including New York City. RBB did not express a direct interest in a business combination with FAIC at this meeting and FAIC did not disclose to RBB that the FAIC Board had authorized the process of having Sandler O’Neill contact four institutions to explore a potential strategic combination with FAIC.

On December 21, 2017, at a meeting of the FAIC Board attended by representatives of Arnold & Porter and Sandler O’Neill, Sandler O’Neill reported to the FAIC Board on the progress of populating the data room and discussed the due diligence process that would commence in early January 2018. The FAIC Board also discussed the timing of Sandler O’Neill’s first contact with the four potential partners, as well as the deadline for receipt of initial indications of interest. Mr. Ricca and Mr. Yu informed the FAIC Board of the informational meeting with RBB. Representatives of Sandler O’Neill reminded the FAIC Board that RBB was not one of the four recommended potential partners to participate in the first round of due diligence due to its relatively small size compared to the four banks being considered, low trading volume liquidity and, correspondingly, the FAIC Board’s perceived lesser capacity for a transaction compared to the institutions selected.

In early January 2018, representatives of Sandler O’Neill reached out on a confidential basis to the four potential partners, including Company A. Of the four potential partners, one indicated it was not interested in evaluating a potential transaction, two executed a confidentiality agreement with FAIC and Company A reiterated its interest in evaluating a potential transaction. Upon receiving the report from representatives of Sandler O’Neill that one of the potential partners expressed no interest to evaluate a possible transaction with FAIC, Mr. Yu and Mr. Ricca, upon the advice of representatives of Arnold & Porter and representatives of Sandler O’Neill, instructed representatives of Sandler O’Neill to contact two additional potential partners from the original eight presented by Sandler O’Neill to the FAIC Board, one of which was RBB. Representatives of Sandler O’Neill promptly contacted both parties, and RBB executed a confidentiality agreement and commenced preliminary diligence of the materials in the data room. The other institution indicated that it was not interested in conducting an evaluation. After an initial review of materials in the data room, two of the remaining four potential partners decided not to further pursue a potential transaction with FAIC.

On January 25, 2018, at a meeting of the FAIC Board, representatives of Sandler O’Neill informed the FAIC Board of the results of Sandler O’Neill’s outreach, discussing the reasons for the three of the initial four institutions contacted declining to proceed, the decision to contact two additional institutions, as well as the reasons Mr. Yu and Mr. Ricca selected such institutions. Representatives of Sandler O’Neill reported to the FAIC Board that the end result of their outreach and of the preliminary due diligence process was two institutions, Company A and RBB, confirming that they would be submitting initial indications of interest by the proposal deadline, set for 5 p.m. EST on January 30, 2018. Each institution submitted written indications of interest on January 30, 2018.

On February 2, 2018, the FAIC Board held a special meeting at the offices of Arnold & Porter. Representatives of Sandler O’Neill and Arnold & Porter attended the meeting and presented the initial indications of interest received from Company A and RBB. Arnold & Porter reminded the FAIC Board of the various strategic alternatives the FAIC Board may consider, including remaining independent, and explained to the members of the FAIC Board their fiduciary duties in connection with a review and consideration of the proposed indications of interest.

Representatives of Sandler O’Neill presented to the FAIC Board the financial and business terms outlined in the two indications of interest (referred to as “IOIs”). The terms were as follows:

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Company A proposed to acquire all of the common stock of FAIC in a merger transaction at a price of $50.00 per FAIC share, or approximately $111.7 million in aggregate value, inclusive of $1.4 million payable to holders of FAIC stock options. Company A proposed a consideration mix of 70% stock and 30% cash and anticipated a stock/cash election feature for FAIC shareholders. The IOI included one proposed board seat on Company A’s board of directors for a member of the FAIC Board and advisory board seats for the remainder of the FAIC directors. The IOI did not contain any financing contingencies, pricing adjustments or financial conditions to closing.

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RBB proposed merger consideration valued at approximately $101 million in aggregate, based on 1.65x FAIC’s tangible book value as of September 30, 2017. Sandler O’Neill advised that the implied per share value would be approximately $45.77 based on the foregoing proposed pricing multiple and no pricing adjustments. RBB proposed a consideration mix of 70% stock and 30% cash. The IOI contained a variety of pricing adjustments and financial contingencies that would allow RBB to lower the price or to terminate a deal upon the occurrence of certain events, including an adjustment if RBB’s trading price changed by more than 10% prior to the signing of the definitive agreement. The IOI stated that RBB would not offer any board seats to the members of the FAIC Board. In a follow-up discussion between representatives of Sandler O’Neill and the CFO of RBB, it was further clarified that the intention of RBB was to pay 1.65x FAIC’s tangible book value per share as of June 30, 2018. All other terms and conditions remained the same as described above.

The FAIC Board engaged in a lengthy discussion regarding the IOI’s received from Company A and RBB and the risk profiles of the two institutions. During the course of the discussion, the FAIC Board discussed whether there were any other potential strategic partners that FAIC could approach at this time that would be interested in a possible business combination, as well as the risks involved from a confidentiality and employee retention perspective in approaching additional parties. The FAIC Board further discussed whether to continue to engage with both RBB and Company A for a second round of evaluations and proposals, to choose the potential partner with the best overall proposal and further negotiate with just that party, as well as its other strategic alternatives, including remaining independent. The FAIC Board unanimously approved continuing to engage with both RBB and Company A in an effort to have each party improve their proposals and decided not to seek contact with any other potential candidates at that time. In making its determination, the FAIC Board considered various factors, including those discussed under “—FAIC’s Reasons for the Merger.”

Over the course of the following several weeks, Company A and RBB continued their respective due diligence reviews of FAIC. On February 26, 2018, representatives of RBB attended an in-person due diligence meeting at the offices of Arnold & Porter, where several representatives of FAIC management were interviewed by senior officers of RBB, followed by a dinner among the senior officers of RBB and Mr. Yu and Mr. Ricca. On February 28, 2018, representatives of Company A attended an in-person due diligence meeting at the offices of Arnold & Porter, where several representatives of FAIC management were interviewed by Company A senior officers, also followed by a dinner among the CEO and another senior officer of Company A and Mr. Yu and Mr. Ricca.

Between March 1, 2018 and March 9, 2018, both RBB and Company A conducted their respective loan review diligence of the loan files provided by FAIC at the offices of Arnold & Porter.

On March 9, 2018, the CEO of Company A and Mr. Ricca engaged in a telephone conference during which Company A’s CEO expressed certain reservations regarding a transaction with FAIC. On March 10, 2018, members of Company A management team, its financial advisor and its counsel, Mr. Ricca, representatives of Arnold & Porter and representatives of Sandler O’Neill held a telephonic meeting, during which the parties discussed at length Company A’s concerns and the various alternatives of how to address these concerns in the most effective and time sensitive manner, including additional diligence and possibly adding certain provisions to a definitive agreement.

On March 12, 2018, Mr. Yu and Mr. Ricca as well as a representative of Sandler O’Neill, attended meetings with the senior officers of RBB in California in order to better get to know RBB, its personnel, operations and culture. During the meetings, Mr. Yu and Mr. Ricca toured RBB’s facilities and branches and learned about its operations, as well as continued to engage in discussions with RBB about the synergies of a potential combination and its benefits to both institutions. Mr. Yu and Mr. Ricca determined that a similar meeting with Company A would not be required as a result of the discussions with Company A that took place in the first quarter of 2017 and their general knowledge of Company A.

On March 16, 2018, at the FAIC Board meeting, attended by representatives of Arnold & Porter and Sandler O’Neill, representatives of Sandler O’Neill provided an update to the FAIC Board with respect to the ongoing due diligence process and the visit to RBB headquarters in California. A discussion of the FAIC Board ensued regarding certain concerns expressed by Company A and the possible alternatives to address those concerns.

On March 21, 2018, both Company A and RBB submitted written second round indications of interest. On March 22, 2018, representatives of Sandler O’Neill and representatives of Arnold & Porter discussed the proposals with Mr. Yu and Mr. Ricca, who authorized Sandler O’Neill to engage in discussions with each potential partner to obtain additional information about the reasons behind the changes made by such potential partner to its initial IOI.

The FAIC Board met on March 23, 2018 at the offices of Arnold & Porter to discuss the two revised indications of interest, with representatives of Sandler O’Neill and Arnold and Porter present at the meeting. Sandler O’Neill presented to the FAIC Board the revised financial and business terms of each respective indication of interest.

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Company A submitted a proposal consisting of 70 percent stock and 30 percent cash, with a value of $46.00 per share of FAIC common stock, an eight percent decline from its initial IOI valued at $50.00 per share. Representatives of Sandler O’Neill reported on their discussion with Company A’s financial advisor about the factors that caused Company A to lower its proposed merger consideration by $4.00 a share. During these discussions, Sandler O’Neill learned that as a result of its due diligence process, Company A concluded that the economics of a strategic partnership with FAIC had changed, from Company A’s perspective, due to the assumption of less potential expense synergies in the transaction than originally anticipated, significant additional costs Company A expected to incur on an ongoing basis with respect to staffing needs for the combined institution and uncertainty surrounding Company A’s ability to realize the benefits of FAIC’s residential lending secondary market program as a combined institution.

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RBB submitted a proposal with merger consideration consisting of 70 percent stock and 30 percent cash, with the stock portion based on a fixed exchange ratio of 1.3472 shares of RBB common shares for each common share of FAIC and with the cash portion fixed at $15.30 per common share of FAIC. The offer resulted in an implied value of $51.00 per share of FAIC common stock as of the date of the IOI submission, representing a substantial increase from the value of its first round IOI. However, the revised indication of interest remained subject to most of the same financial and other conditions and pricing contingencies reflected in the first round IOI. The indication of interest provided for two board seats on RBB’s board of directors and RBB also indicated its willingness to consider creating an advisory board for the remaining FAIC directors.

The FAIC Board compared and contrasted the two competing proposals of Company A and RBB, with input from the representatives of Arnold & Porter and Sandler O’Neill. Representatives of Sandler O’Neill briefly presented a comparison of the pricing multiples of each respective indication of interest as well as of the balance sheets, capital position, profitability ratios and trading liquidity of each institution. Representatives of Arnold & Porter presented to the FAIC Board a comparison of the social issues and other legal issues of each proposal. The management of FAIC shared with the FAIC Board their observations and views of the two competing parties. The FAIC Board also discussed with management, Sandler O’Neill and Arnold & Porter the execution risks of each proposed transaction and the likely timeframes for completion of a transaction with each of the parties.

After extensive deliberations, the FAIC Board concluded that neither indication of interest was acceptable to the FAIC Board as submitted and authorized management to continue negotiations with both parties in a more targeted manner. In the case of Company A, the main concern that the FAIC Board asked Sandler O’Neill to address was the $4.00 decrease in the value of the proposed merger consideration in the revised indication of interest submitted by Company A. In the FAIC Board’s view, unless the merger consideration increased to a level more competitive with that of RBB, the FAIC Board would not accept Company A’s proposal. In the case of RBB, the pricing adjustment provisions and financial contingencies were not acceptable from the FAIC Board’s perspective and would need to be removed. Following the FAIC Board meeting, representatives of Sandler O’Neill contacted each of RBB and Company A to inform them that they would need to substantially revise certain aspects of their indications of interest in order for FAIC to select a partner and proceed to the negotiation of a definitive agreement.

On March 24, 2018, to address and gain a better understanding of Company A’s position and its decrease in the value of proposed merger consideration, a telephone conference took place between Mr. Ricca, representatives of the Sandler O’Neill team, several members of the senior management of Company A and its financial advisor. In addition, on the same day, Mr. Yu had a follow-up telephone conversation with the CEO of Company A, during which they discussed Company A’s reduction in the value of the proposed merger consideration and Mr. Yu communicated the FAIC Board’s disappointment in the decrease and that Company A would need to increase the value of its proposal in order for the FAIC Board to evaluate it as a competitive indication of interest.

Also on March 24, 2018, representatives of Sandler O’Neill participated in a telephone conference with representatives of FIG Partners, LLC (referred to as “FIG Partners”), which had been retained as RBB’s financial advisor, and the Chief Financial Officer of RBB, during which representatives of Sandler O’Neill indicated to the CFO of RBB the aspects of RBB’s second indication of interest that the FAIC Board requested be removed or revised.

On March 26, 2018, Mr. Yu had a follow-up telephone conversation with the CEO of Company A, during which they further discussed Company A’s proposed merger consideration and whether Company A would be able to increase the value of their proposal. During the course of their conversation, the CEO of Company A informed Mr. Yu that Company A would be willing to raise the value of the merger consideration being offered by 25 cents per share and that FAIC should view the annual cash dividends that Company A has historically paid to its common shareholders to be additional value to FAIC shareholders on top of the per share merger consideration. After consultation by Mr. Yu with Mr. Ricca, representatives of Sandler O’Neill and representatives of Arnold & Porter, Mr. Yu and the CEO of Company A had another telephone conversation on March 27, 2018, during which Mr. Yu further encouraged the Company A CEO to increase Company A’s proposal, noting that at a value of $46.25 a share, Company A’s proposal would not be competitive.

Late in the day on March 27, 2018, Company A submitted a further revised indication of interest reflecting a value of $48.00 per share of FAIC common stock as its best and final proposal.

On March 28, 2018, RBB submitted a further revised indication of interest, in which the per share merger consideration remained unchanged, at an implied value of $51.00 per share, but RBB reversed its position with respect to many of the contingencies previously contained in their indication of interest, however, retaining a closing condition that FAIC’s tangible common equity not fall below a specified value (referred to as the “TCE Closing Condition”).

On March 28, 2018, the FAIC Board held a meeting to discuss the terms of the revised proposals. Representatives of Sandler O’Neill and Arnold & Porter attended the meeting. During the meeting, the FAIC Board engaged in a thorough discussion of the revised indications of interest before them. In particular, a lengthy discussion ensued regarding the significant gap in value presented by the competing proposals, as well as the significant and practical application of the TCE Closing Condition remaining in the RBB indication of interest.

Arnold & Porter informed the FAIC Board that no mark-up of the form of definitive agreement that Arnold & Porter provided had yet been submitted by RBB’s counsel. Upon the conclusion of the FAIC Board’s discussion of the two revised proposals, the FAIC Board unanimously voted to proceed with direct negotiations of a definitive agreement with RBB, subject to certain conditions: (1) that the TCE Closing Condition would be removed; (2) that RBB would offer three board seats to the current members of the FAIC Board and (3) that a mark-up of the definitive agreement would be circulated by RBB’s counsel by April 6, 2018.

On March 29, 2018, representatives of Sandler O’Neill engaged in a telephone conference with the Chief Financial Officer of RBB and representatives of FIG Partners, during which RBB confirmed that the TCE Closing Condition would be removed from its proposal and that, in lieu of three board seats, RBB would be willing to offer two board seats to FAIC directors, one of which would be offered to Mr. Yu, along with the position of Vice Chairman of the board of directors of RBB.

On April 6, 2018, Arnold & Porter received a mark-up of the definitive agreement from Loren P. Hansen, RBB’s counsel, which was negotiated between the parties over the course of the following two weeks.

From April 14 to April 16, 2018, representatives of Sandler O’Neill, Arnold & Porter and some members of the FAIC senior management team conducted reverse due diligence with respect to RBB at RBB’s offices in California, including conducting management interviews with certain members of the RBB management team. On April 17, 2018, the principals of RBB and FAIC met with the applicable state and federal regulators in California to discuss the possible transaction between the two institutions.

On April 22, 2018, representatives of Arnold & Porter and Mr. Hansen finalized the terms of the definitive agreement and other transaction documentation.

On the night of April 22, 2018, the FAIC Board met with the members of its executive management team as well as representatives of Arnold & Porter and Sandler O’Neill to review the details of the proposed transaction, including the terms of the draft definitive agreement. FAIC’s management reported favorably on the outcome of the reverse due diligence process and on the complementary nature of the two institutions. Representatives of Sandler O’Neill presented to the FAIC Board on the financial aspects of the proposed transaction and delivered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of April 22, 2018 and subject to procedures followed, assumptions made, matters considered and qualifications and limitations as described in Sandler O’Neill’s written opinion, the proposed merger consideration was fair, from a financial point of view, to the holders of FAIC common stock. Representatives of Arnold & Porter presented to the FAIC Board an overview of the material terms of the definitive agreement and other transaction documentation, including treatment of FAIC’s employees and other social issues, and reviewed with the FAIC Board its fiduciary duties in considering whether to approve the proposed transaction with RBB.

Following these discussions, as well as review and discussion among the FAIC Board of the factors described under “—FAIC’s Reasons for the Merger; Recommendation of the Board of Directors of FAIC” and the consideration of the presentations of its financial and legal advisors as discussed above, and having determined that the terms of the definitive agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of FAIC and its shareholders, the FAIC Board unanimously approved and declared advisable the definitive agreement and the transactions contemplated thereby. The FAIC Board directed that the definitive agreement be submitted for approval to the vote of FAIC shareholders, and recommended that the shareholders vote in favor of the approval of the definitive agreement and the transactions contemplated thereby.

On April 19, 2018, RBB’s board of directors held a meeting at which representatives of management, FIG Partners, LLC and Loren P. Hansen were present. A representative of FIG Partners reviewed financial analyses relating to FAIC, RBB and the proposed transaction and delivered to RBB’s board of directors an oral opinion, subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the limitations, qualifications and assumptions set forth in such opinion, the per share merger consideration to be paid was fair, from a financial point of view.

The parties executed the definitive agreement and related documents on April 23, 2018, and RBB and FAIC issued a joint press release before market open on the same day announcing the transaction.

FAIC’s Reasons for the Merger; Recommendation of the Board of Directors of FAIC

After careful consideration, the FAIC Board, at a meeting held on April 22, 2018, determined that the merger with RBB is in the best interests of FAIC and its shareholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that FAIC shareholders vote “FOR” the adoption of the merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement, the FAIC Board consulted with FAIC’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	its knowledge of FAIC’s business, markets, financial condition, results of operations and prospects;

•	the strategic alternatives believed to be reasonably available to FAIC;

•	a review of RBB’s business, operations, financial condition, earnings and prospects and asset quality, taking into account the results of FAIC’s due diligence review of Royal Business Bank;

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the complementary nature of FAIC’s and RBB’s business and operations, including FAIC’s desire to expand the products and services it offers to the Asian-American community that it serves, and RBB’s strategic plan to grow its geographic footprint by entering the New York market and continuing its focus on serving the Asian-American community;

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results that could be expected to be obtained by FAIC if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by RBB;

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the enhanced future prospects of the combined bank compared to those that FAIC was likely to achieve on a stand-alone basis, including the projected market position and the increased lending limit of the combined bank, increased capital available for strategic growth, and the compatibility of Royal Business Bank’s and FAIC’s business activities and strong credit structures;

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the anticipated continued participation of certain of FAIC’s directors, officers and employees in the combined company, which enhances the likelihood that the strategic benefits that FAIC expects to achieve as a result of the merger will be realized and that the benefits and talents that FAIC brings to the combined institution will be appropriately valued and effectively utilized;

•	the possible effects of the proposed merger on FAIC’s employees and customers, as well as on the communities in which FAIC operates;

•	the structure of the merger and the financial and other terms of the merger agreement, including the value of the consideration;

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the presentations of management regarding the strategic advantages and disadvantages of combining with Royal Business Bank, including Royal Business Bank’s expertise in construction, SBA, residential mortgage and multi-family lending, the opportunities for cost savings in the transaction, and Royal Business Bank’s commitment to the communities in which FAIB operates;

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its consideration that the transaction with RBB was more favorable to the FAIC shareholders than the potential value that might result from other alternatives reasonably available to FAIC, including, but not limited to:

•	the FAIC Board’s exploration of a possible combination with six potential partners and its negotiations with Company A;

•	the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known;

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the attractiveness and strategic fit of RBB as a potential merger partner given RBB’s management structure, knowledge of the Asian-American banking market, status as a Chinese-American minority depository institution and a community development financial institution and its history of successfully integrating previous acquisitions; and

•	the likelihood of an alternative transaction emerging;

•	the merger consideration offered and the belief of the FAIC Board that RBB stock represents an investment in a well-capitalized institution;

•	the trading history of RBB stock since its initial public offering in July 2017 and the long-term value and increased liquidity for FAIC shareholders;

•

the terms of the merger agreement and related transactions, including the representations and warranties of the parties, the covenants, the consideration, the benefits to FAIB’s employees, and the termination fee and/or cost reimbursement to be paid by FAIC under certain circumstances;

•	the tax-free nature of the shares of RBB common stock being offered in exchange for FAIC common stock;

•

the opinion of Sandler O’Neill, financial advisor to the FAIC Board, to the effect that, as of April 22, 2018, and based upon and subject to the assumptions made, qualifications and limitations set forth in the written opinion, the merger consideration to be received by the FAIC common shareholders, as set forth in the merger agreement was fair to the FAIC common shareholders from a financial point of view, as more fully described under “—Opinion of First American International Corp.’s Financial Advisor,” below;

•	the ability of RBB to pay the merger consideration without needing to condition the merger on obtaining additional sources of financing;

•	the merger agreement not including closing conditions based on the financial performance of FAIC between signing and closing of the transaction; and

•	the fact that the exchange ratio is fixed, which the FAIC Board believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction.

The FAIC Board also considered the potential adverse consequences of the proposed merger, including:

•

the interests of FAIC’s and FAIB’s officers and directors with respect to the merger apart from their interests as holders of FAIC common stock, and the risk that these interests might influence their decision with respect to the merger (See “Interests of Directors and Officers in the merger,” below);

•

the challenges of combining the two banks generally, including the likelihood of a successful integration of the companies and differences in cultures and business management philosophies, and FAIC’s past experience in this regard;

•

the possibility that the merger and the related integration process could disrupt FAIC’s on-going business and result in the loss of customers and the fact that FAIB’s officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from FAIC’s business, and that FAIC will incur substantial transaction costs even if the merger is not consummated;

•

the merger agreement’s restrictions on FAIC’s ability to solicit or engage in discussions or negotiations with third parties, and the effect of a termination fee in favor of RBB, including the risk that the termination fee might discourage third parties from proposing an alternative transaction that may be more advantageous to FAIC shareholders;

•	the possible effects on FAIC should the parties fail to complete the merger;

•	the costs already incurred by FAIC in connection with the merger process;

•	the potential reaction of FAIB’s customers to RBB and Royal Business Bank;

•	employee attrition and the potential effect on business and customer relationships;

•

the fact that, while the merger is pending, FAIC will be subject to certain limited restrictions on how it conducts business which could delay or prevent FAIC from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent;

•	the possible effects on FAIC should the parties fail to complete the merger, including the possible effects on the price of FAIC’s common stock, and the associated business and opportunity costs;

•	the risk that FAIC cannot meet one or more of the closing conditions that operate in favor of RBB, and that therefore the merger may not close;

•

the possible downside risk of RBB’s stock performance and the risk of price volatility given that FAIC does not have the right to terminate the merger if the price of the RBB common stock falls below a stated price; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the FAIC Board is not intended to be exhaustive, but does set forth the principal material factors considered by the FAIC Board. Based on the factors described above, the FAIC Board determined that the merger with RBB would be advisable and in the best interests of FAIC and its shareholders and approved the merger agreement and related transactions contemplated by the merger agreement. In view of the wide variety and complexity of factors considered by the FAIC Board in connection with its evaluation of the merger, the FAIC Board did not consider it practical, and therefore did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any factor, was favorable or unfavorable to the ultimate determination of the FAIC Board. Rather, the FAIC Board made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

The FAIC Board has approved the merger agreement and recommends that its shareholders vote “FOR” approval of the principal terms of the merger agreement and merger.

Opinion of First American International Corp.’s Financial Advisor in Connection with the Merger

FAIC retained Sandler O’Neill to act as financial advisor to the FAIC Board in connection with FAIC’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the April 22, 2018 meeting at which the FAIC Board considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to the FAIC Board its oral opinion, which was subsequently confirmed in writing on April 22, 2018, to the effect that, as of such date, the merger consideration to be received by holders of FAIC common shares in the merger was fair to the holders of FAIC common shares, from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of FAIC common shares are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion is directed to the FAIC Board in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of FAIC as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of FAIC common shares and does not address the underlying business decision of FAIC to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for FAIC or the effect of any other transaction in which FAIC might engage. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of FAIC or RBB, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated April 18, 2018;

•	certain publicly available financial statements and other historical financial information of FAIC that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of RBB that Sandler O’Neill deemed relevant;

•

internal financial projections for FAIC for the year ending December 31, 2018, including the redemption of all of FAIC outstanding preferred stock, as well as an estimated long-term annual earnings growth rate for the years thereafter, as provided by the senior management of FAIC;

•

publicly available consensus mean analyst earnings per share and dividends per share estimates for RBB for the years ending December 31, 2018 and December 31, 2019, as well as an estimated long-term earnings per share growth rate and estimated dividends per share for the years thereafter, as provided by the senior management of RBB;

•

the pro forma financial impact of the merger on RBB based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of RBB and confirmed with FAIC, as well as net income projections for FAIC for the year ending December 31, 2018, as provided by the senior management of FAIC and confirmed with RBB, and net income projections for FAIC for the years ending December 31, 2019 through December 31, 2022 with an estimated long-term earnings growth rate for the years thereafter, as provided by the senior management of RBB (or, for the purposes of this section, the “Pro Forma Assumptions”);

•

the publicly reported historical price and trading activity for FAIC common stock and RBB common stock, including a comparison of certain stock market information for FAIC common stock and RBB common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for FAIC and RBB with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of FAIC the business, financial condition, results of operations and prospects of FAIC and held similar discussions with certain members of the senior management of RBB and its representatives regarding the business, financial condition, results of operations and prospects of RBB.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by FAIC or RBB or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of FAIC and RBB that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FAIC or RBB or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of FAIC or RBB. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of FAIC or RBB, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to FAIC or RBB. Sandler O’Neill assumed, with FAIC’s consent, that the respective allowances for loan losses for both FAIC and RBB were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for FAIC for the year ending December 31, 2018, including the redemption of all of FAIC’s outstanding preferred stock, as well as an estimated long-term annual earnings growth rate for the years thereafter, as provided by the senior management of FAIC. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share and dividends per share estimates for RBB for the years ending December 31, 2018 and December 31, 2019, as well as an estimated long-term earnings per share growth rate and estimated dividends per share for the years thereafter, as provided by the senior management of RBB. Sandler O’Neill also received and used in its pro forma analyses the Pro Forma Assumptions. With respect to the foregoing information, the respective senior managements of FAIC and RBB confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of FAIC and RBB, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of FAIC or RBB since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that FAIC and RBB would remain as going concerns for all periods relevant to its analysis.

Sandler O’Neill also assumed, with FAIC’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on FAIC, RBB or the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with FAIC’s consent, Sandler O’Neill relied upon the advice that FAIC received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date of Sandler O’Neill’s opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the trading value of FAIC common stock or RBB common stock at any time or what the value of RBB common stock would be once it is actually received by the holders of FAIC common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the FAIC Board, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to FAIC or RBB and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of FAIC and RBB and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of FAIC, RBB and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the FAIC Board at its April 22, 2018 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly,

Sandler O’Neill’s analyses do not necessarily reflect the value of FAIC common shares or the prices at which FAIC common shares or RBB shares may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the FAIC Board in making its determination to approve the merger agreement and should not be viewed as determinative of the merger consideration or the decision of the FAIC Board or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between FAIC and RBB.

Summary of Aggregate Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, each common share of FAIC outstanding immediately before the effective time, except for certain shares of FAIC common stock as specified in the merger agreement, will be converted into the right to receive (i) an amount of cash equal to $15.30, and (ii) 1.3472 shares of RBB common stock. Based on the closing price of RBB common stock on April 20, 2018 of $27.48 per share and based upon 2,204,046 FAIC common shares outstanding and 54,500 options outstanding with a weighted average exercise price of $23.50, Sandler O’Neill calculated an aggregate implied transaction value of $116.8 million, exclusive of the planned repurchase of FAIC’s preferred stock prior to closing. Based upon historical financial information for FAIC as of or for the last twelve months (“LTM”) ended December 31, 2017, historical market information for FAIC as of April 20, 2018 and internal earnings per share estimates for the year ending December 31, 2018, as provided by the senior management of FAIC, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Value / FAIC December 31, 2017 Book Value Per Share:	185%
Transaction Value / FAIC December 31, 2017 Tangible Book Value Per Share:	185%
Transaction Value / FAIC Last Twelve Months Earnings Per Share:	19.2x
Transaction Value / FAIC 2018E Earnings Per Share:	10.9x
Tangible Book Premium (1) / Core Deposits (2) :	12.1%
Premium to FAIC’s Closing Stock Price as of April 20, 2018:	68.8%

1)	Defined as aggregate merger consideration less FAIC reported tangible common equity at December 31, 2017
2)	Core deposits defined as total deposits less time deposits greater than $100,000

Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of FAIC common stock for the one-year period ended and the three-year period ended April 20, 2018. Sandler O’Neill then compared the relationship between the stock price performance of FAIC’s shares to movements in the FAIC Peer Group (as described below) as well as certain stock indices.

FAIC One-Year Stock Price Performance

	April 20, 2017	April 20, 2018
FAIC	100%	124.2%
FAIC Peer Group	100%	123.1%
SNL U.S. Bank and Thrift Index	100%	116.7%
S&P 500 Index	100%	113.3%

FAIC Three-Year Stock Price Performance

	April 20, 2015	April 20, 2018
FAIC	100%	187.9%
FAIC Peer Group	100%	180.1%
SNL U.S. Bank and Thrift Index	100%	144.2%
S&P 500 Index	100%	127.1%

Sandler O’Neill reviewed the historical stock price performance of RBB common stock for the period started July 25, 2017¹ and ended April 20, 2018. Sandler O’Neill then compared the relationship between the stock price performance of RBB’s shares to movements in the RBB California Peer Group (as described below), the RBB Nationwide Peer Group (as described below), as well as certain stock indices.

RBB Stock Price Performance Since July 25, 2017¹

	July 25, 2017	April 20, 2018
RBB	100%	119.5%
RBB California Peer Group	100%	109.6%
RBB Nationwide Peer Group	100%	110.7%
SNL U.S. Bank and Thrift Index	100%	109.6%
S&P 500 Index	100%	107.8%

1)	Represents the date on which RBB began trading on the NASDAQ following its IPO

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for FAIC with a group of financial institutions selected by Sandler O’Neill (the “FAIC Peer Group”). The FAIC Peer Group consisted of publicly traded banks and thrifts with an Asian-American ethnicity focus and total assets between $300 million and $1.5 billion as of December 31, 2017, excluding announced merger targets and First General Bank and NMB Financial Corporation due to their lack of historical trading data. The FAIC Peer Group consisted of the following companies:

Pacific City Financial Corporation	MetroCity Bankshares, Inc.
CBB Bancorp, Inc.	OP Bancorp
First IC Corporation	US Metro Bank
Uniti Financial Corporation.

The analysis compared financial information for FAIC as of or for the twelve months ended December 31, 2017 with the corresponding publicly available data for the FAIC Peer Group as of or for the twelve months ended December 31, 2017, with pricing data as of April 20, 2018. The table below sets forth the data for FAIC and the high, low, median and mean data for the FAIC Peer Group.

FAIC Comparable Company Analysis

	FAIC	FAIC Peer Group Median	FAIC Peer Group Mean	FAIC Peer Group High	FAIC Peer Group Low
Market Capitalization ($mm)	68	162	145	266	55
Price / Tangible Book Value (%)	110	143	152	212	107
Price / LTM Earnings per Share (x)	11.4	12.5	12.9	19.7	8.3
Dividend Yield (%)	0.0	0.0	0.1	0.8	0.0
LTM Dividend Payout Ratio (%)	0.0	0.0	2.5	9.9	0.0
Total Assets ($mm)	873	901	823	1,442	320
Loans / Deposits (%)	113.3	94.5	92.1	103.9	78.8
Tangible Common Equity / Tangible Assets (%)	9.09	10.68	12.09	15.49	9.79
CRE / Total Risk-based Capital (%) (1)	261.6	254.6	258.7	352.8	88.1
Tier 1 Leverage Ratio (%) (2)	9.88	11.06	12.36	16.10	10.01
Total Risk-based Capital Ratio (%) (3)	16.54	16.63	16.58	21.69	13.20
LTM Return on Average Assets (%)	0.70	1.23	1.75	2.77	1.01
LTM Return on Average Equity (%)	7.94	12.00	13.85	27.05	7.36
LTM Net Interest Margin (%)	3.24	4.25	4.30	4.63	3.92
LTM Efficiency Ratio (%)	70.9	53.1	54.5	68.8	36.9
Non-performing Assets / Total Assets (%) (4)	0.31	0.28	0.42	1.14	0.06

•	Bank-level financial data as of December 31, 2017 used for FAIC, MetroCity Bankshares, Inc., OP Bancorp, First IC Corporation and Uniti Financial Corporation

•	Bank-level financial data as of December 31, 2017 used for FAIC, MetroCity Bankshares, Inc. and Uniti Financial Corporation

•	Bank-level financial data as of December 31, 2017 used for FAIC, MetroCity Bankshares, Inc. and Uniti Financial Corporation

•	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned

Sandler O’Neill used publicly available information to perform a similar analysis for RBB and a group of financial institutions selected by Sandler O’Neill (the “RBB California Peer Group”). The RBB California Peer Group consisted of major exchange traded banks and thrifts headquartered in California with assets between $1 billion and $3 billion as of December 31, 2017, excluding announced merger targets. The RBB California Peer Group consisted of the following companies.

Heritage Commerce Corp	Bank of Marin Bancorp
Sierra Bancorp	Central Valley Community Bancorp
Pacific Mercantile Bancorp	Bank of Commerce Holdings
Provident Financial Holdings, Inc.	Oak Valley Bancorp

The analysis compared financial data for RBB as of or for the twelve months ended December 31, 2017 with the corresponding publicly available data for the RBB California Peer Group as of or for the twelve months ended December 31, 2017, with pricing data as of April 20, 2018. The table below sets forth the data for RBB and the high, low, median and mean data for the RBB California Peer Group.

RBB California Comparable Company Analysis

	RBB	RBB Peer Group Median	RBB Peer Group Mean	RBB Peer Group High	RBB Peer Group Low
Market Capitalization ($mm)	448	257	323	662	137
Price / Tangible Book Value (%)	187	190	188	286	114
Price / LTM Earnings per Share (x)	16.4	22.6	23.2	28.7	18.5
Price / 2018E Earnings per Share (x)	14.8	15.1	16.7	23.5	14.4
Price / 2019E Earnings per Share (x)	12.2	14.4	14.9	18.4	13.1
Dividend Yield (%)	1.3	1.5	1.7	3.1	0.0
LTM Dividend Payout Ratio (%) (1)	19.5	25.0	31.2	64.5	0.0
Total Assets ($mm)	1,691	1,492	1,763	2,843	1,035
Loans / Deposits (%)	93.4	78.3	78.3	98.5	63.2
Tangible Common Equity / Tangible Assets (%)	14.09	9.58	9.37	10.71	7.88
CRE / Total Risk-based Capital (%) (2)	169.9	251.0	281.3	445.2	206.5
Tier 1 Leverage Ratio (%)	14.32	10.39	10.15	12.13	8.00
Total Risk-based Capital Ratio (%)	22.52	14.66	14.56	18.83	11.30
LTM Return on Average Assets (%)	1.66	0.87	0.79	0.94	0.43
LTM Return on Average Equity (%)	11.67	8.25	7.79	10.41	3.94
LTM Net Interest Margin (%)	4.16	3.82	3.83	4.41	3.04
LTM Efficiency Ratio (%)	37.1	62.5	66.1	85.7	52.2
Non-performing Assets / Total Assets (%) (3)	0.16	0.58	0.57	1.04	0.09

1)	RBB LTM Dividend Payout Ratio represents the annualized Q1 2018 dividend per share of $0.36 divided by LTM earnings per share as of March 31, 2018
2)	Bank-level financial data as of December 31, 2017 used for Oak Valley Bancorp
3)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned

Sandler O’Neill used publicly available information to perform a similar analysis for RBB and a group of financial institutions selected by Sandler O’Neill (the “RBB Nationwide Peer Group”). The RBB Nationwide Peer Group consisted of major exchange traded banks and thrifts nationwide with total assets between $1.5 billion and $2.0 billion as of December 31, 2017, excluding announced merger targets and CASS Information Systems, Inc. based on its business model. The RBB Nationwide Peer Group consisted of the following companies.

Guaranty Bancshares, Inc.	Cambridge Bancorp
BCB Bancorp, Inc.	Macatawa Bank Corporation
MidSouth Bancorp, Inc.	First Bancorp, Inc.
ESSA Bancorp, Inc.	American National Bankshares Inc.
First Bancshares, Inc.	Waterstone Financial, Inc.
Bankwell Financial Group, Inc.	First Business Financial Services, Inc.
Southern Missouri Bancorp, Inc.	Metropolitan Bank Holding Corp.
First Guaranty Bancshares, Inc.	SmartFinancial, Inc.
Codorus Valley Bancorp, Inc.	Chemung Financial Corporation
Charter Financial Corporation	Orrstown Financial Services, Inc.
BankFinancial Corporation	Southern First Bancshares, Inc.
Central Valley Community Bancorp	Investar Holding Corporation
Bridgewater Bancshares, Inc.	SI Financial Group, Inc.
ACNB Corporation	MutualFirst Financial, Inc.
Entegra Financial Corp.	MVB Financial Corp.
C&F Financial Corporation	Civista Bancshares, Inc.
Northrim BanCorp, Inc.

The analysis compared financial data for RBB as of or for the twelve months ended December 31, 2017 with the corresponding publicly available data for the RBB Nationwide Peer Group as of or for the twelve months ended December 31, 2017, with pricing data as of April 20, 2018. The table below sets forth the data for RBB and the high, low, median and mean data for the RBB Nationwide Peer Group.

RBB Nationwide Comparable Company Analysis

	RBB	RBB Peer Group Median	RBB Peer Group Mean	RBB Peer Group High	RBB Peer Group Low
Market Capitalization ($mm)	448	257	282	484	154
Price / Tangible Book Value (%)	187	166	172	245	106
Price / LTM Earnings per Share (x)	16.4	21.8	23.1	34.7	15.8
Price / 2018E Earnings per Share (x)	14.8	15.3	15.2	19.7	12.5
Price / 2019E Earnings per Share (x)	12.2	13.2	13.6	17.7	11.2
Dividend Yield (%)	1.3	1.9	1.6	3.6	0.0
LTM Dividend Payout Ratio (%) (1)	19.5	38.5	35.7	105.4	0.0
Total Assets ($mm)	1,691	1,709	1,713	1,963	1,509
Loans / Deposits (%)	93.4	95.4	92.8	133.5	63.2
Tangible Common Equity / Tangible Assets (%)	14.09	9.22	9.70	22.79	7.48
CRE / Total Risk-based Capital (%)	169.9	253.4	256.8	531.6	101.5
Tier 1 Leverage Ratio (%)	14.32	10.26	10.56	22.43	8.02
Total Risk-based Capital Ratio (%)	22.52	14.07	14.80	30.75	10.98
LTM Return on Average Assets (%)	1.66	0.72	0.70	1.43	(0.61)
LTM Return on Average Equity (%)	11.67	7.12	6.85	13.18	(4.78)
LTM Net Interest Margin (%)	4.16	3.51	3.61	5.99	2.77
LTM Efficiency Ratio (%)	37.1	66.0	64.9	83.3	43.0
Non-performing Assets / Total Assets (%) (2)	0.16	0.77	0.88	2.81	0.07

1)	RBB LTM Dividend Payout Ratio represents the annualized Q1 2018 dividend per share of $0.36 divided by LTM earnings per share as of March 31, 2018
2)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of recent merger and acquisition transactions consisting of bank and thrift transactions where targets were headquartered in the Mid-Atlantic and announced between January 1, 2016 and April 20, 2018 with announced deal values and target assets between $500 million and $2.0 billion (the “Regional Precedent Transactions”). Sandler O’Neill also reviewed an Asian-American group of recent merger and acquisition transactions consisting of bank and thrift transactions announced between January 1, 2013 and April 20, 2018 where the seller had an Asian-American ethnicity focus and positive LTM ROAA (the “Asian-American Ethnicity Focus Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Buyer	Target
Mid Penn Bancorp, Inc.	First Priority Financial Corp.
Kearny Financial Corp.	Clifton Bancorp Inc.
Old Line Bancshares, Inc.	Bay Bancorp, Inc.
Howard Bancorp, Inc.	1st Mariner Bank
Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
OceanFirst Financial Corp.	Ocean Shore Holding Co.
Berkshire Hills Bancorp, Inc.	First Choice Bank
Revere Bank	Monument Bank
OceanFirst Financial Corp.	Cape Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last twelve months earnings, transaction price to tangible book value and core deposit premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Regional Precedent Transactions group.

	FAIC/ RBB	Regional Precedent Transactions Median	Regional Precedent Transactions Mean	Regional Precedent Transactions High	Regional Precedent Transactions Low
Transaction Price / LTM Earnings:	19.2x	20.3x	28.0x	54.9x	13.5x
Transaction Price / Tangible Book Value:	185%	140%	158%	241%	110%
Core Deposit Premium (1) (2) :	12.1%	11.1%	10.1%	19.0%	1.5%

1)	Core deposits defined as total deposits less Jumbo CDs with balances greater than $100,000 unless otherwise noted
2)

Core deposits defined as total deposits less Jumbo CDs with balances greater than $100,000 and Brokered Deposits less than $250,000 for Berkshire hills Bancorp Inc./First Choice Bank and Revere Bank/Monument Bank transactions

The Asian-American Ethnicity Focus Precedent Transactions group was composed of the following transactions:

Buyer	Target
Cathay General Bancorp	SinoPac Bancorp
BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.
RBB Bancorp	TFC Holding Company
Preferred Bank	United International Bank
Cathay General Bancorp	Asia Bancshares Inc.
Level One Bancorp, Inc.	Lotus Bancorp, Inc.
East West Bancorp, Inc.	MetroCorp Bancshares, Inc.
Wilshire Bancorp, Inc.	Saehan Bancorp
Wilshire Bancorp, Inc.	BankAsiana
RBB Bancorp	Los Angeles National Bank

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last twelve months earnings, transaction price to tangible book value and core deposit premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Asian-American Ethnicity Focus Precedent Transactions group.

	FAIC/ RBB	Asian- American Ethnicity Focus Precedent Transactions Median	Asian- American Ethnicity Focus Precedent Transactions Mean	Asian- American Ethnicity Focus Precedent Transactions High	Asian- American Ethnicity Focus Precedent Transactions Low
Transaction Price / LTM Earnings:	19.2x	23.7x	28.3x	66.3x	14.2x
Transaction Price / Tangible Book Value:	185%	134%	147%	224%	108%
Core Deposit Premium (1) (2):	12.1%	10.6%	10.3%	23.0%	1.9%

1)	Core deposits defined as total deposits less Jumbo CDs with balances greater than $100,000 unless otherwise noted
2)

Core deposits defined as total deposits less Jumbo CDs with balances greater than $100,000 and Brokered Deposits less than $250,000 for Cathay General Bancorp/SinoPac Bancorp and Wilshire Bancorp Inc./BankAsiana transactions

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of FAIC common stock assuming FAIC performed in accordance with internal financial projections for FAIC for the year ending December 31, 2018, including the redemption of all of FAIC’s outstanding preferred stock, as well as an estimated long-term annual earnings growth rate for the years thereafter, as provided by the senior management of FAIC. To approximate the terminal value per FAIC common share at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 10.0x to 15.0x and price to December 31, 2022 tangible book value per share multiples ranging from 105% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FAIC common shares. As illustrated in the following tables, the analysis indicated an imputed range of per share values of FAIC common shares of $32.43 to $55.51 when applying multiples of earnings and $29.45 to $57.62 when applying multiples of tangible book value.

Per Share Earnings Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
12.0%	$37.01	$40.71	$44.41	$48.11	$51.81	$55.51
13.0%	$35.40	$38.94	$42.48	$46.02	$49.56	$53.10
14.0%	$33.87	$37.26	$40.65	$44.04	$47.42	$50.81
15.0%	$32.43	$35.67	$38.91	$42.15	$45.40	$48.64

Per Share Tangible Book Value Multiples

Discount Rate	105%	120%	135%	150%	165%	180%
12.0%	$33.61	$38.42	$43.22	$48.02	$52.82	$57.62
13.0%	$32.15	$36.75	$41.34	$45.93	$50.53	$55.12
14.0%	$30.77	$35.16	$39.56	$43.95	$48.35	$52.74
15.0%	$29.45	$33.66	$37.87	$42.07	$46.28	$50.49

Sandler O’Neill also considered and discussed with the FAIC Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming FAIC’s net income varied from 10% above projections to 10% below projections. This analysis resulted in the following range of values per FAIC common share, applying the price to 2022 earnings per share multiples range of 10.0x to 15.0x referred to above and a discount rate of 13.58%.

Aggregate Earnings Multiples

Annual Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(10.0%)	$31.05	$34.16	$37.26	$40.37	$43.48	$46.58
(5.0%)	$32.78	$36.06	$39.34	$42.61	$45.89	$49.17
0.0%	$34.50	$37.96	$41.41	$44.86	$48.31	$51.76
5.0%	$36.23	$39.85	$43.48	$47.10	$50.72	$54.34
10.0%	$37.96	$41.75	$45.55	$49.34	$53.14	$56.93

Sandler O’Neill also performed an analysis that estimated the net present value per share of RBB stock assuming that RBB performed in accordance with publicly available consensus mean analyst earnings per share estimates for RBB for the years ending December 31, 2018 and December 31, 2019 as well as an estimated long-term earnings per share growth rate and estimated dividend per share for RBB for the years thereafter, as provided by the senior management of RBB. To approximate the per share terminal value of RBB stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 14.0x to 21.5x and price to December 31, 2022 tangible book value per share multiples ranging from 160% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of RBB stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of RBB stock of $20.06 to $34.34 when applying multiples of earnings per share and $20.72 to $30.50 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	14.0x	15.5x	17.0x	18.5x	20.0x	21.5x
12.0%	$22.82	$25.12	$27.43	$29.73	$32.04	$34.34
13.0%	$21.85	$24.06	$26.26	$28.47	$30.67	$32.88
14.0%	$20.93	$23.04	$25.15	$27.26	$29.37	$31.48
15.0%	$20.06	$22.08	$24.10	$26.12	$28.14	$30.16

Tangible Book Value Per Share Multiples

Discount Rate	160%	170%	180%	190%	200%	210%
12.0%	$23.56	$24.95	$26.34	$27.73	$29.12	$30.50
13.0%	$22.57	$23.89	$25.22	$26.55	$27.88	$29.20
14.0%	$21.62	$22.89	$24.16	$25.43	$26.70	$27.97
15.0%	$20.72	$21.93	$23.15	$24.37	$25.58	$26.80

Sandler O’Neill also considered and discussed with the FAIC Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming RBB’s net income varied from 10% above estimates to 10% below estimates. This analysis resulted in the following range of per share values for RBB shares, applying the price to 2022 earnings per share multiples range of 14.0x to 21.5x referred to above and a discount rate of 13.58%.

Earnings Per Share Multiples

Annual Budget Variance	14.0x	15.5x	17.0x	18.5x	20.0x	21.5x
(10.0%)	$19.31	$21.24	$23.18	$25.11	$27.04	$28.98
(5.0%)	$20.31	$22.35	$24.39	$26.44	$28.48	$30.52
0.0%	$21.31	$23.46	$25.61	$27.76	$29.91	$32.06
5.0%	$22.32	$24.57	$26.83	$29.09	$31.34	$33.60
10.0%	$23.32	$25.68	$28.05	$30.41	$32.78	$35.14

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the third calendar quarter of 2018. In performing this analysis, Sandler O’Neill utilized the Pro Forma Assumptions, as provided by the senior management of RBB. The analysis indicated that the merger could be accretive to RBB’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2019 through December 31, 2022; dilutive to RBB’s estimated tangible book value per share at closing and at December 31, 2019 and accretive to RBB’s estimated tangible book value per share for the years ending December 31, 2020 through December 31, 2022.

In connection with this analysis, Sandler O’Neill considered and discussed with the FAIC Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as financial advisor to FAIC in connection with the merger. FAIC has agreed to pay Sandler O’Neill a transaction fee in an amount equal to 1.20% of the aggregate merger consideration, which transaction fee is contingent upon the closing of the merger. At the time of announcement, based on RBB’s closing stock price of $27.48 as of April 20, 2018, Sandler O’Neill’s transaction fee was approximately $1.4 million. Sandler O’Neill also received a $250,000 fee upon rendering its fairness opinion to the FAIC Board, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the merger. FAIC has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement.

Sandler O’Neill did not provide any other investment banking services to FAIC in the two years preceding the date of its opinion. As Sandler O’Neill previously advised the FAIC Board, Sandler O’Neill and certain of its partners beneficially own an aggregate of approximately 17,500 shares of FAIC common stock. In addition, as the FAIC Board was aware, in the two years preceding the date of its opinion, Sandler O’Neill did provide certain investment banking services to RBB and received fees for such services. Most recently, Sandler O’Neill acted as a bookrunning manager in connection with RBB’s initial public offering of common stock, which transaction closed in July 2017. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to FAIC, RBB and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of RBB and its affiliates for its own account and for the accounts of its customers.

Board of Directors, Management and Operations After the Merger

At the effective time of the merger, FAIC will merge with and into RBB. As a result, FAIC will cease to exist as a separate entity, and all of its assets, liabilities and operations will be held and managed by RBB as the surviving entity in the merger. At the effective time of the bank merger, FAIB will merge with and into Royal Business Bank. As a result, FAIB will cease to exist as a separate bank, and all of its assets, liabilities and operations will be held and managed by Royal Business Bank as the surviving bank. Pursuant to Section 4888 of the California Financial Code, at the close of the bank merger, all banking offices of FAIB will become branch banking offices of Royal Business Bank, and all safe deposit, deposit and loan customers of FAIB will, by operation of law, become customers of Royal Business Bank.

Except for two (2) FAIC directors who will join the RBB board, FAIC’s directors will cease to hold board positions at the effective time of the merger, and RBB’s board of directors and principal executive officers will not otherwise change as result of the merger. Except for two (2) directors who will join the board of directors of Royal Business Bank, FAIB’s directors will cease to hold board positions at the effective time of the bank merger. Royal Business Bank’s principal executive officers will not change as result of the bank merger. Mr. Raymond Yu, the Chairman of the FAIC Board, will be appointed Vice Chairman of the boards of directors of RBB and Royal Business Bank at the effective time of the merger and the additional board member will be selected by the FAIC Board and must be reasonably acceptable to the RBB board of directors.

Interests of Directors and Officers in the Merger

In considering the recommendation of the FAIC Board that you vote to adopt the merger agreement and approve the merger, you should be aware that FAIC’s directors and executive officers may have financial interests in the merger that are different from, or in addition to, the interests of the FAIC shareholders generally. The FAIC Board was aware of and considered these interests, among other matters, in approving and adopting the merger agreement. For purposes of all of the FAIC agreements and plans described below, the consummation of the transactions contemplated by the merger agreement generally will constitute a change in control of FAIC and FAIB.

Share Ownership

FAIC’s directors who collectively owned approximately 31.03% of FAIC’s outstanding shares as of the record date (not including vested option shares), have entered into voting agreements pursuant to which, among other things, they have agreed to vote their shares in favor of the merger. All of FAIC’s directors and executive officers, whether or not they vote their shares in favor of the merger, will receive the same merger consideration as all other FAIC shareholders. No directors of FAIC own shares of RBB stock.

For information on stock options held by FAIC’s executive officers and directors, see “—Stock Options” below in this section.

Potential Payments upon Termination or Change in Control

Existing Employment Agreements

Mark Ricca, President and Chief Executive Officer of FAIC, is considered a named executive officer of FAIC. FAIC has entered into an employment agreement with Mr. Ricca, amended as of January 26, 2018, which provides for certain payments if his employment is terminated in connection with a change of control. The term of the agreement is one year, and it is automatically extended by one day each day after January 26, 2018 unless either party gives notice that it elects not to continue the extensions, in which case it will end on the first anniversary of such notice. Mr. Ricca’s current base salary is $533,766 and the agreement provides for an annual payment of $10,000 per year to defer costs of maintaining an automobile used in connection with his duties. The agreement provides for payments to Mr. Ricca in the event that his employment is terminated by FAIC without cause (as defined in the agreement) or by him for “good reason,” which means (i) a failure of FAIC to pay any amount due under the agreement promptly on demand, (ii) a diminution in his status, position and responsibilities, or (iii) FAIC requiring him to be based at any office or location further than 35 miles from the current main office of FAIC, unless such new location is closer to his personal residence. The amounts differ depending on whether a termination occurs before or after a “change in control.” If Mr. Ricca’s termination of employment occurs before a “change in control,” FAIC will pay Mr. Ricca a lump sum equal to (i) one year of base salary, plus (ii) $10,000, plus (iii) an amount equal to one year of continuation of medical coverage for him and his family.

If FAIC or its successor terminates Mr. Ricca’s employment without cause or Mr. Ricca terminates his employment for “good reason” after a “change in control,” Mr. Ricca will receive a lump sum equal to (i) two years of base salary, plus (ii) $20,000, plus (iii) an amount equal to one year of continuation of medical coverage for him and his family. In order to receive any severance payment, Mr. Ricca must sign a release of claims against FAIC and successors. The agreement also provides that Mr. Ricca will not solicit or recruit FAIC’s employees for two years after termination. The merger will constitute a change in control under the employment agreement. RBB has also authorized and approved the provision of outplacement services to Mr. Ricca, with an estimated cost of $15,000.

Additional information on the amount of the payments to Mr. Ricca is provided under “—Payments to Named Executive Officers.”

Severance Plan

FAIC has adopted a severance plan which provides for severance payments to employees whose employment terminates within one year following a change of control. The severance payments are payable in a lump sum if FAIC or its successor terminates the employee’s employment without cause (as defined in the plan), or if the employee terminates his or her employment in a “constructive termination” or on death or disability. A constructive termination means (i) a reduction in base salary from that in effect prior to the change in control, (ii) a requirement that an employee be required to be based at an office or location that increases his or her commute as of immediately prior to the change in control by more than 15 miles, or (iii) FAIC materially changes his or her responsibilities. In order for an employee to resign in a “constructive termination,” they must give the FAIC written notice of the condition within 30 days, FAIC must fail to cure it within 30 days of receipt of notice and the employee must terminate employment within 30 days after the cure period expires. The plan generally provides for payments of 2 weeks’ base pay for each full year of service, with a minimum of 4 weeks’ base pay for non-senior officers, 13 weeks’ base pay for First Vice Presidents and 26 weeks’ base pay for Senior Vice Presidents and above. The maximum is 26 weeks’ base pay. In addition, FAIC or its successor will pay the monthly cost of medical coverage multiplied by one month for each full year of service, up to 12 months, and will pay accrued and unused vacation time. FAIC will also provide officers with the title of First Vice President and higher with outplacement services through a third party provider selected by FAIC prior to the closing date. Each of Michael Lowengrub, Deborah Arndell and Jacqueline Kay would receive payments of 26 weeks’ base pay under the severance plan on a termination of employment under qualifying circumstances within one year after the closing date of the merger. The severance payments would be $130,000 to Mr. Lowengrub, $125,000 to

Ms. Arndell, and $110,000 to Ms. Kay plus, in each case, payment for outplacement services and, in the case of Mr. Lowengrub, a payment equal to one month of medical coverage. Mr. Ricca is not eligible to participate in the severance plan. Payments will be made under the severance plan within 60 days of termination of employment, in a lump sum, subject to the employee signing a release. The merger will constitute a change in control under this plan.

Retention Agreements

Each of Michael Lowengrub, Deborah Arndell and Jacqueline Kay are parties to a retention agreement with FAIC. This agreement provides that a retention bonus will be paid to the executive in two parts: (i) 25% will be paid on the closing date and (ii) the remaining 75% will be paid 60 days after the earliest of (A) the “data processing conversion date”, (B) the 6 month anniversary of the closing date, if, in the case of (A) or (B), the executive remains an employee of FAIC or, after the closing date, RBB on such date, or (C) the executive’s date of termination, if FAIC or RBB terminates the executive’s employment without “cause” after the closing date. For this purpose, “conversion date” means the de-conversion date from FAIC’s core processing system to RBB’s core processing system. The second 75% of the retention bonus will only be made if the executive signs, and does not revoke, a waiver and release of claims against FAIC and RBB.

Payments to Named Executive Officers

The following table illustrates these payments as described above, assuming the merger was consummated on September 30, 2018 and that the named executive officers were terminated without cause immediately following the merger:

(a)	(b)		(e)		(g)		(h)
Executive (1)	Cash Severance Payments ($)		Perquisites/ Benefits		Other		Total
Mark Ricca	$1,067,532	(2)	$51,399	(4)	$—		$1,118,931
President & CEO

Michael Lowengrub	$130,000	(3)	$1,367	(5)	$100,000	(8)	$231,367
Chief Financial Officer

Deborah Arndell	$125,000	(3)	$—	(6)	$100,000	(8)	$225,000
Chief Risk Officer

Jacqueline Kay	$110,000	(3)	$—	(7)	$100,000	(8)	$210,000
Chief Operating Officer

(1)	David Christiansen was Chief Credit Officer and named executive officer. His employment with FAIC terminated on May 4, 2018 and he will not be entitled to any payments.
(2)

Represents severance pay if within 12 months after the change of control, Mr. Ricca’s employment is terminated by FAIC or RBB or he resigns for good reason (as defined in his employment agreement). This is a double-trigger payment.

(3)

Represents severance pay if the named executive officer’s employment is terminated by FAIC or RBB without cause within one year of a change of control or, within one year of a change of control, the executive officer resigns in a constructive termination. This is a double-trigger payment.

(4)

Represents the cost of 12 months of medical coverage for Mr. Ricca as well as $20,000 representing two times the annual payment for automobile if his employment is terminated as described in (2) above. This is a double-trigger payment. Also represents estimated value of the cost of outplacement services to be provided to Mr. Ricca as authorized by RBB. This is a double-trigger payment.

(5)	Represents the cost of one month of medical coverage; excludes the cost of outplacement services, which will not be calculable until after the closing. This is a double-trigger payment.
(6)	Excludes the cost of outplacement services, which will not be calculable until after the closing. This is a double-trigger payment.

(7)	Excludes the cost of outplacement services, which will not be calculable until after the closing. This is a double-trigger payment.
(8)

Represents the amount of the retention bonus payable under the retention bonus agreement with the named executive officer. This is payable in two parts (a) 25% on the closing date and (b) 75% payable 60 days after the earliest of the data processing conversion date, the six month anniversary of the closing date or termination by FAIC or RBB without cause. This is a single-trigger payment, although may be payable on earlier termination of employment.

Each of Mr. Ricca’s employment agreement, the severance plan and the retention bonus agreements provides that, in the event that any payment under the executive’s employment agreement would trigger a reduction in tax deductions under Internal Revenue Code Section 280G, the amount of such payment shall be reduced to the maximum amount that can be paid without triggering the reduction in tax deductions. In addition, each of Mr. Ricca’s employment agreement, the severance plan and the retention bonus agreements provides that payment of amounts will be delayed for a period of six months if necessary to comply with tax laws and in the case of Mr. Ricca’s employment agreement any such amount would be deposited in a trust for such period and payments to Mr. Ricca would include any earnings on investments of the trust. Each of Mr. Ricca’s employment agreement, the severance plan and the retention bonus agreements are subject to and limited by the statutes and regulations applicable to FDIC insured depository institutions and their holding companies.

Protection of Directors, Officers and Employees Against Claims

Pursuant to the terms of the merger agreement, RBB has agreed to indemnify and hold harmless, each present and former director, officer and employee of FAIC and each subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of FAIC or any of its subsidiaries or is or was serving at the request of the FAIC or any of its subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement; and RBB and the surviving corporation shall also advance expenses as incurred by such FAIC indemnified party to the fullest extent permitted by applicable law.

RBB has also agreed to allow FAIC to purchase “tail coverage” of up to $10 million for a period of six years in order to continue providing liability insurance, including directors’ and officers’ liability insurance, to the officers and directors of FAIC and FAIB equivalent to the coverage in effect just before the close of the merger. In the event that such tail policy cannot be obtained in accordance with the preceding sentence, the surviving corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by FAIC provided, that the surviving corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date of the merger agreement by FAIC for such insurance.

Stock Options

FAIC has previously granted stock options to certain directors under its FAIB 2000 Directors Stock Option Plan, which is referred to as the FAIC Stock Option Plan. Under the terms of the merger agreement and the FAIC Stock Option Plan, each stock option granted by FAIC, whether vested or unvested, that is outstanding and unexercised immediately prior to the closing date of the merger shall become fully vested and be cancelled and converted automatically into the right to receive an amount in cash, in lieu of each share of FAIC common stock that would otherwise have been issuable upon exercise thereof, equal to (a) $51.00 less (b) the exercise price per shares with respect to the corresponding FAIC stock option.

All of the FAIC stock options are fully vested, therefore none will become vested as a result of the merger. The following table sets forth the amount that will be paid to each director for FAIC stock options held by such director, assuming that such options are outstanding on the closing date:

Name	Title	All Options Held	Total Value of Accelerated Option Awards (1)
David Chew	Director	7,300	$200,750.00
Robert Chiu	Director	6,000	$165,000.00
Edward Lau	Director	6,000	$165,000.00
Chester Lee	Director	6,800	$187,000.00
James Lee	Director	6,800	$187,000.00
Carson So	Director	8,800	$242,000.00
Danny Yee	Director	6,000	$165,000.00
Raymond Yu	Chairman of the Board of Directors	6,800	$187,000.00

(1)	Based on an exercise price per share of $23.50 for each option.

First American International Corp. Shareholder Approval

The affirmative vote of at least a majority of the shares of FAIC common stock outstanding as of the record date for the FAIC special meeting is required to approve the merger proposal. As of July 27, 2018, the record date for the special meeting, there were 2,204,046 shares of FAIC common stock outstanding. Therefore, at least 1,102,024 shares of FAIC common stock must be affirmatively voted in favor of the merger agreement in order for FAIC’s shareholders to approve the merger proposal.

Dissenters’ Rights of First American International Corp. Shareholders

Holders of FAIC common stock entitled to vote on the adoption of the merger agreement are entitled to dissent from the merger and obtain the fair value of their FAIC common stock in cash in accordance with the procedures established by New York law.

Sections 623 and 910 of the NYBCL provide that, if the merger is consummated, holders of FAIC common stock entitled to vote at the special meeting on the adoption of the merger agreement who object to the merger in writing prior to the vote by the holders of FAIC common stock on the adoption of the merger agreement and who follow the procedures specified in Section 623 (summarized below), will have the right to receive cash payment of the fair value of their FAIC common stock. A copy of Section 623 and Section 910 of the NYBCL is attached as Appendix B to this proxy statement/prospectus. The express procedures of Section 623 must be followed precisely; if they are not, a holder of FAIC common stock will lose his or her right to dissent. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. We cannot assure you that holders of FAIC common stock exercising dissenters’ rights will receive consideration equal to or greater than the value of RBB common stock to be owned by them and/or cash paid to them following completion of the merger.

The statutory procedures outlined below are complex. What follows is a summary, which is qualified in its entirety by reference to the full text of Section 623 and Section 910 of the NYBCL. Holders of FAIC common stock wishing to exercise their dissenters’ rights should consult with their own legal advisors to ensure that they fully and properly comply with the requirements of New York law.

Any holder of FAIC common stock who is entitled to vote on the adoption of the merger agreement will have the right to receive a cash payment of the fair value of his or her FAIC common stock and the other rights and benefits provided in Section 623, if such shareholder:

•	does not vote in favor of the adoption of the merger agreement; and

•	files with FAIC a written objection to the merger prior to the vote by the holders of FAIC common stock on the adoption of the merger agreement. The written objection must include:

•	notice of the holder of FAIC common stock’s election to dissent;

•	the name and residence address of the dissenting holder of FAIC common stock;

•	the number of shares of FAIC common stock as to which the holder of such common stock dissents; and

•	a demand for payment of the fair value of such FAIC common stock if the merger agreement is consummated.

A vote against adoption of the merger agreement will not satisfy the requirement of filing a written objection. Failure to vote against adoption of the merger agreement will not waive a FAIC shareholder’s right to receive payment if the shareholder has filed a written objection in accordance with Section 623 and has not voted in favor of adoption of the merger agreement. If a shareholder abstains from voting on adoption of the merger agreement, this will not waive his or her dissenter’s rights so long as the appropriate written objection to the merger is properly and timely filed. Since a signed proxy left blank will be voted for adoption of the merger agreement, any FAIC shareholder who wishes to exercise his or her dissenter’s rights must either vote against adoption of the merger agreement or abstain. Written objection at this time may not be required from any shareholder to whom FAIC did not give proper notice of the special meeting of FAIC shareholders contemplated by this proxy statement/prospectus.

A holder of FAIC common stock may not dissent as to less than all FAIC common stock held of record that he or she owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of FAIC common stock as to less than all FAIC common stock of such owner held of record by the nominee or fiduciary.

All written objections to the merger and notices of election to dissent should be addressed to:

First American International Corp.

79 Bayard Street

New York, New York 10013

Attention: Corporate Secretary

If the merger agreement is adopted by holders of FAIC common stock, within ten days after such approval, FAIC will give written notice of the approval by registered mail to each holder of FAIC common stock who filed a timely written objection or from whom objection was not required, except for any shareholder who voted in favor of adoption of the merger agreement. Any holder of FAIC common stock from whom objection was not required and who elects to dissent must file with FAIC, within 20 days after the giving of notice to him or her, a written notice of election to dissent, stating his or her name and residence address, the amount of FAIC common stock as to which he or she dissents and a demand for payment of the fair value for his or her FAIC common stock.

Either at the time of filing of the notice of election to dissent or within one month thereafter, a dissenting FAIC shareholder must submit the certificates representing his or her dissenting FAIC shares to FAIC. FAIC shall note conspicuously on the certificates that a notice of election has been filed and will then return the certificates to the shareholder. Any FAIC shareholder who fails to submit his or her certificates for notation within the required time shall, at the option of FAIC upon written notice to such FAIC shareholder within 45 days from the date of filing such notice of election to dissent, lose his or her dissenter’s rights unless a court, for good cause shown, otherwise directs.

Within 15 days after the expiration of the period within which FAIC shareholders may file their notices of election to dissent, or within 15 days after the completion of the merger, whichever is later (but in no case later than 90 days after FAIC shareholders adopt the merger agreement), FAIC will make a written offer by registered mail to each FAIC shareholder, who has filed a notice of election, to pay for his or her dissenting shares at a specified price, which FAIC considers to be their fair value. If the merger has occurred, FAIC must accompany the offer by an advance payment to each shareholder who has submitted his or her stock certificates of an amount equal to 80% of the amount of the offer. Acceptance of such payment does not constitute a waiver of any dissenters’ rights. The offer must be made at the same price per share to all the dissenting FAIC shareholders. If, within 30 days after the making of an offer, FAIC and any dissenting FAIC shareholders agree on the price to be paid for dissenting shares, the balance of payment for the shares must be made within 60 days after the making of the offer or the completion of the merger, whichever is later, and upon surrender of the certificates representing such FAIC shares.

If FAIC fails to make an offer to dissenting FAIC shareholders within the 15-day period described above, or if it makes the offer and any dissenting FAIC shareholder fails to agree with FAIC within 30 days thereafter upon the price to be paid for his or her shares, FAIC is required, within 20 days after the expiration of whichever is the applicable of the two periods, to institute a special proceeding in the Supreme Court of the State of New York for Kings County to determine the rights of dissenting FAIC shareholders and to fix the fair value of their shares. If FAIC fails to institute a proceeding within the 20-day period, any dissenting shareholder may institute a proceeding for the same purpose not later than 30 days after the expiration of the 20-day period. If a dissenting shareholder does not institute a proceeding within the 30-day period, all dissenters’ rights are lost unless the court, for good cause shown, otherwise directs.

During each proceeding, the court will determine whether each dissenting shareholder is entitled to receive payment for his or her shares and, if so, will fix the value of such shares as of the close of business on the day prior to the date FAIC shareholders voted to adopt the merger agreement, taking into consideration the nature of the transaction giving rise to the shareholder’s right to receive payment for his or her dissenting shares and its effects on FAIC and its shareholders, the concepts and methods then customary in relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. The court will also award interest on such amount to be paid from the completion of the merger to the date of payment unless the court finds that a FAIC shareholder’s refusal to accept FAIC’s offer of payment was arbitrary, vexatious or otherwise not in good faith. Each party to such proceeding will bear its own costs and expenses unless the court finds that the FAIC shareholder’s refusal to accept FAIC’s offer was arbitrary, vexatious or otherwise not in good faith, in which case FAIC’s costs will be assessed against any or all dissenting FAIC shareholders who are parties to such proceeding. The court, in its discretion, may also apportion or assess any part of the dissenting FAIC shareholder’s costs against FAIC if it finds that the fair value of the shares as determined materially exceeds the amount which FAIC offered to pay, or that no offer or advance payment was made by FAIC, or that FAIC failed to institute such special proceeding within the specified period, or that the action of FAIC in complying with its obligations under Section 623 was arbitrary, vexatious or otherwise not in good faith. Within 60 days following the final determination of the proceeding, FAIC shall pay to each dissenting FAIC shareholder the amount found to be due him or her, upon the shareholder’s surrender of all certificates representing dissenting shares.

The enforcement by a FAIC shareholder of his or her right to receive payment for shares in accordance with Section 623 excludes the enforcement by such shareholder of any other right to which he or she might otherwise be entitled by virtue of his or her ownership of shares (unless the shareholder withdraws his or her notice of election or the merger is abandoned), except that the shareholder will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the merger will be or is unlawful or fraudulent as to him or her. A FAIC shareholder’s notice of election may be withdrawn at any time prior to his or her acceptance in writing of an offer to purchase his or her dissenting shares by FAIC, but no withdrawal may be made later than 60 days from the completion of the merger (unless FAIC failed to make a timely offer) without the written consent of FAIC. In order for a withdrawal of an FAIC shareholder’s notice of election to be effective, it must be accompanied by a return to FAIC of any advance payment made to such shareholder.

If the merger proposal is approved by the requisite vote of the shareholders of FAIC at the special meeting, then following the closing of merger, RBB will assume the obligations of FAIC under Section 623. The completion of the merger is subject to certain closing conditions (for additional information, please see “THE MERGER AGREEMENT—Conditions to Closing” beginning on page 112 of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger

RBB and FAIC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve, the CDBO, the FDIC, the NYDFS and the Treasury (in connection with the TARP Redemption). All necessary applications to obtain the required regulatory approvals have been filed as of June 1, 2018. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals.

In reviewing the applications, the applicable regulatory agencies take into consideration, among other things, the anticipated competitive effects of the merger in relevant product and geographic markets, the financial and managerial resources and future prospects of the companies, the public interest and convenience and needs of the communities to be served, and the effectiveness of the companies in combatting money-laundering activities. Federal law prohibits these federal regulatory agencies from approving a merger if the merger would result in a monopoly, an undue concentration of resources or decreased or unfair competition, unless the anti-competitive effects of the merger are clearly outweighed by the benefits to the public. The approval of the merger and the merger agreement by the applicable regulatory agencies will reflect only their respective views that the transactions do not contravene the applicable competitive standards imposed by law and are consistent with applicable laws, regulations and agency policies relating to safety and soundness. These regulatory agencies express no opinion as to the financial consideration paid to FAIC’s shareholders, nor do these regulatory agencies express any opinion as to the adequacy of the terms of the merger agreement and the merger.

The federal banking agencies have the authority to deny the application for approval of the merger if they conclude that the combined organization would have an inadequate capital structure, taking into account, among other factors, the levels of indebtedness and problem assets, the nature of the business and operations and plans for expansion. Furthermore, these agencies must also evaluate the records of Royal Business Bank and FAIB in meeting the credit needs of their respective communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation under the Community Reinvestment Act of 1977 (“CRA”). Royal Business Bank and FAIB both received a “satisfactory” performance rating in their most recent CRA evaluations.

Similarly, the CDBO has the authority to deny the application for approval of a merger if it finds any of the following: (i) the merger will result in a monopoly or is in furtherance of a conspiracy to monopolize the banking business in California; (ii) the merger will substantially lessen competition or otherwise restrain trade or the anticompetitive effects of the merger outweigh the benefits of the merger in meeting the convenience and needs of the communities to be served by the surviving bank; (iii) the shareholders’ equity of the surviving bank will not be adequate or the financial condition of the surviving bank will be unsatisfactory; (iv) the directors and management of the surviving bank will be unsatisfactory; (v) the surviving bank cannot provide the CDBO with a reasonable promise of successful operation or that the surviving bank will be operated in a safe and sound manner in compliance with all applicable laws; or (vi) the merger is not fair, just or equitable to the respective parties. In general, any transaction approved by the FDIC under the Bank Merger Act may not be completed until 30 days after the FDIC’s approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the FDIC and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

On July 26, 2018, the Federal Reserve granted RBB’s request to waive the filing of an application under Section 3 of the Bank Holding Company Act. The other requisite regulatory applications are currently pending.

Neither RBB nor FAIC is aware of any other regulatory approvals that would be required for completion of the merger except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained. See “Risk Factors—Regulatory consents, non-objections and approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated” beginning on page 31.

NASDAQ Listing

RBB has agreed in the merger agreement to use its commercially reasonable efforts to list the shares to be issued in the merger on the NASDAQ prior to the effective time of the merger.

Resale of RBB Bancorp Common Stock

RBB has registered its common stock to be issued in the merger with the SEC under the Securities Act. No restrictions on the sale or other transfer of RBB common stock issued in the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of RBB common stock issued to any FAIC shareholder who may become an “affiliate” of RBB for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and shareholders beneficially owning 10% or more of RBB outstanding common stock.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement and the related agreements attached as exhibits thereto govern the structure of the merger, pursuant to which FAIC will merge with and into RBB, with RBB continuing as the surviving corporation, followed by the merger of FAIB with and into Royal Business Bank, which will survive the bank merger and continue commercial bank operations under its California state charter and as the wholly-owned subsidiary of RBB. Before the completion of the merger, RBB may change the method or structure of effecting the combination of FAIC and RBB, to the extent both of the parties deem such change to be necessary, appropriate or desirable, provided, that no such change shall (i) alter or change the exchange ratio or the number of shares of RBB Bancorp’s common stock received by the FAIC shareholders in exchange for each share of FAIC common stock or the cash consideration, (ii) adversely affect the tax treatment of the FAIC shareholders or RBB shareholders, (iii) adversely affect the tax treatment of FAIC or RBB, or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

The merger agreement provides that each share of FAIC common stock will be converted into the right to receive (i) 1.3472 shares of the common stock, no par value per share of RBB, and (i) $15.30 in cash, which we refer to, collectively, as the per share merger consideration. By way of example only, each share of FAIC common stock would have been converted into 1.3472 shares of RBB common stock with a market value of $30.17 per share on July 31, 2017 and $15.30 in cash.

Directors who are holders of in-the-money FAIC stock options who do not exercise their options and instead execute option cancellation agreements will receive a cash payment equal to the difference between (A) $51.00 and (B) the exercise price per share with respect to the corresponding FAIC stock option, multiplied by (C) the number of shares of outstanding FAIC common stock underlying such stock options held by the director. None of these events will impact the per share merger consideration payable to other shareholders.

Fractional Shares

RBB will not issue any fractional shares of RBB common stock in the merger. Instead, a FAIC common shareholder who otherwise would have received a fraction of a share of RBB common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the average of the closing sale prices of RBB common stock for five full trading days ending on the day preceding the closing date of the merger by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of RBB common stock which such holder would otherwise be entitled to receive.

TARP Redemption

FAIC will redeem its currently outstanding $17 million of TARP Preferred Stock held by the Treasury and issued under the Troubled Asset Relief Program prior to completion of the merger. RBB has agreed to assist with the financing of such redemption, if necessary.

Closing; Effective Time of the Merger

The closing of the merger will occur not later than the 10th calendar day following the latest to occur of: (i) the receipt of all regulatory approvals required to complete the merger; (ii) the receipt of FAIC shareholder approval; (iii) the satisfaction or waiver of all closing conditions; or (iv) the passing of any applicable waiting periods; or at such other date or time upon which the parties hereto will mutually agree. The merger will be effected by the filing of a certificate of merger with the California Secretary of State in accordance with Section 1200 of the CGCL and the New York State Secretary of State in accordance with the NYBCL. The “effective time” of the merger will be the date and time upon which the certificate of merger is filed with the California Secretary of State and the New York State Secretary of State. At the effective time, the RBB charter and bylaws in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the surviving corporation after the completion of the merger.

The parties are working to complete the merger in the fourth quarter of 2018. However, no assurances can be provided as to whether or when the merger will actually close.

Exchange of Certificates

Surrender of Shares

No later than five business days after the effective time of the merger, Direct Transfer will mail each FAIC shareholder of record at the effective time, a customary transmittal letter and instructions with respect to the delivery by FAIC shareholders to the exchange agent of their FAIC share certificates in exchange for the merger consideration the holder is entitled to receive under the merger agreement or making alternative exchange arrangements in the case of registered book-entry shares. As of the effective time, there will be no further transfers on the stock transfer books of FAIC of any shares of FAIC common stock. If certificates representing shares of FAIC common stock are presented to RBB for any reason after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of FAIC common stock represented by those certificates shall have been converted.

The Exchange Agent

The parties have agreed that RBB shall designate Direct Transfer, or another person reasonably acceptable to FAIC, to act as exchange agent in the merger with respect to the payment of the merger consideration to FAIC shareholders.

At any time following the twelve-month anniversary of the effective time, RBB will be entitled to require the exchange agent to deliver to it any portion of the merger consideration not disbursed to shareholders of FAIC common stock, and thereafter such holders shall be entitled to look only to RBB (subject to abandoned property, escheat or other similar laws) as general creditors with respect to the merger consideration and any unpaid dividends and distributions thereon, payable upon due surrender of their FAIC common stock, without interest. Notwithstanding the foregoing, neither RBB nor the exchange agent will be liable to any FAIC shareholder for merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Certificates

If your certificate for shares of FAIC common stock has been lost, stolen or destroyed, please contact FAIC’s transfer agent, Direct Transfer at (919) 744-2722 for a replacement certificate.

After the merger, if any certificate for FAIC common stock has been lost, stolen or destroyed, the exchange agent or RBB, as applicable, will issue the merger consideration to the holder of such certificate upon the making of an affidavit of such fact by such holder, provided that the exchange agent, in its reasonable discretion and as a condition to such payment, may require the owner of such lost, stolen or destroyed certificate to deliver a customary indemnity agreement or provide a bond in a customary amount.

Rights of Holders of FAIC Stock Certificates Until Surrender

If a dividend or other distribution on RBB common stock is declared by RBB with a record date after the effective time of the merger, you will not receive that dividend or distribution until you surrender your FAIC stock certificate(s) or make alternative exchange arrangements in the case of registered book-entry shares. If your stock certificates are lost or destroyed, you must submit documentation to the exchange agent that is acceptable to RBB and to the exchange agent of your ownership of FAIC stock. Any dividends or distributions withheld from you ultimately will be remitted to you when you deliver your FAIC common stock certificate(s) (or substitute documentation if your certificates are lost or destroyed), but they will be remitted to you without interest and less any taxes that may have been imposed.

Otherwise, notwithstanding the time of surrender of their certificates representing FAIC common stock, or of making alternative exchange arrangements as applicable, FAIC shareholders who receive stock consideration in the merger will be deemed shareholders of RBB for all purposes from the effective time of the merger.

Representations and Warranties of the Parties

The representations, warranties, and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications, or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FAIC and RBB rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of FAIC, RBB, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by RBB. The representations and warranties in the merger agreement do not survive the effective time of the merger. The representations and warranties and other provisions of the merger agreement should not be read alone but, instead, should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

The merger agreement contains customary representations and warranties of each of FAIC and RBB relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries

•	capitalization

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger

•	required governmental and other regulatory filings and consents and approvals in connection with the merger

•	reports to regulatory authorities

•	financial statements

•	broker’s fees payable in connection with the merger

•	absence of certain changes or events

•	legal proceedings

•	tax matters

•	employees and employee benefit plans matters

•	compliance with applicable law

•	certain material contracts

•	absence of agreements with regulatory agencies

•	risk management instruments

•	environmental matters

•	related party transactions

•	anti-takeover provisions

•	reorganization

•	opinion

•	no other representations or warranties

In addition, certain representations and warranties relating to a number of matters are made only by FAIC, including:

•	investment securities and commodities

•	real property

•	intellectual property

•	company information

•	loan portfolio

•	insurance

•	trust business

The foregoing is an outline of the representations and warranties made respectively by FAIC and RBB contained in the merger agreement attached as Appendix A to this proxy statement/prospectus and incorporated by reference herein. You should carefully review the entire merger agreement, and in particular Articles III and IV, containing the detailed representations and warranties of the parties.

Covenants and Agreements

Conduct of FAIC’s and RBB’s Business Until Completion of the Merger

Until the effective time of the merger, FAIC and RBB shall, and shall cause their respective subsidiaries to, conduct their business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve their business organization, employees and advantageous business relationships. In addition, each of RBB and FAIC shall, and shall cause their respective subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the merger or to perform their respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis. FAIC and FAIB also shall maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by them.

Conduct of FAIC’s Business Until Completion of the Merger

Prior to the effective time of the merger, FAIC has agreed to take or refrain from taking certain actions, including causing its significant subsidiary, FAIB, to take or refrain from taking certain actions, without the prior written consent of RBB (such consent not to be unreasonably withheld), including:

•

other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends payable on the Series B preferred stock, (B) dividends paid by any of the significant subsidiaries of FAIC to FAIC or any of its wholly-owned significant subsidiaries, (C) the acceptance of shares of FAIC common stock as payment for the exercise price of FAIC stock options or for withholding taxes incurred in connection with the exercise of FAIC stock options and (D) dividends payable by a certain FAIC subsidiary, in each case, in accordance with past practice and the terms of the applicable agreements);

•

grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•

issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of FAIC stock options in accordance with their terms;

•

sell or dispose of any of assets with a market value greater than $100,000, other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of the merger agreement and set forth in the FAIC disclosure schedule;

•

except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned significant subsidiary of FAIC;

•

in each case, other than normal renewals or replacements of contracts and leases without material adverse changes of terms with respect to FAIC, (i) terminate, materially amend, or waive any material provision of, any FAIC contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, or (ii) enter into any contract that would constitute a FAIC contract if it were in effect on the date of the merger agreement;

•

except as required under applicable law or the terms of any FAIC benefit plan, (i) enter into, adopt or terminate any FAIC benefit plan, (ii) amend any FAIC benefit plan other than amendments in the ordinary course of business consistent with past practice, that do not materially increase the cost to FAIC of maintaining such FAIC benefit plan and which are necessary to continue benefits under such plan similar to current benefits, (iii) increase the compensation or benefits payable to any current or former employee, officer or director, except for annual base salary or wage rate increases for employees and officers in the ordinary course of business consistent with past practice in accordance with an annual review of such employee, officer or director, that do not exceed, in the aggregate, three percent (3%) of the aggregate cost of all employee annual base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, subject to certain exceptions, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, except as provided under the FAIC benefit plans, or (viii) hire or terminate the employment of any officer or employee having a title that is above senior vice president, other than for cause;

•

settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $75,000 individually or $150,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by FAIC or any of its subsidiaries in respect thereof) and that would not impose any material restriction on the business of it or its significant subsidiaries or RBB as the surviving corporation and its subsidiaries;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	amend the FAIC organization certificate or the FAIC bylaws or comparable governing documents of its significant subsidiaries;

•

merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•

materially restructure or materially change its investment securities or derivatives portfolio through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

•	take any action that is intended or expected to result in any of the conditions to the merger not being satisfied, except as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable law, regulation or policies imposed by any governmental entity;

•

enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•

except pursuant to existing commitments, make any loans, extensions of credit except in the ordinary course of business consistent with past practices, and in any event in excess of $2.0 million, to any person without first submitting complete loan package information to the chief credit officer of Royal Business Bank for review and comment, which comments shall be given within three (3) business days of receipt of the loan package;

•

make any new loans to, or modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any affiliate of FAIB without first submitting complete loan package information to the chief credit officer of Royal Business Bank for review and comment, which comments shall be given within three (3) business days of receipt of the loan package;

•	file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office servicing center or other facility;

•

make, or commit to make, any capital expenditures in excess of $50,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to RBB;

•

other than in the ordinary course of business (including to comply with changes to tax laws), make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of the FAIC Board or similar governing body in support of, any of the actions prohibited by the forbearances described above.

Notwithstanding anything to the contrary contained in the merger agreement, FAIC will use its reasonable good faith efforts to consult with (but shall not have to obtain the approval of) RBB before engaging in any activities involving any material changes, not contemplated by FAIC’s annual budget or FAIC’s strategic plan (a true and correct copy of which has been provided to RBB), to FAIC’s (i) interest rate risk strategies; (ii) asset liability management; (iii) investment strategy; or (iv) funding strategy, including any changes in investments or funding that would constitute a deviation from current approved policies and internal limitations on investment and funding and any material increases or decreases in total investments or total borrowings. FAIC and RBB have agreed to meet at least monthly to discuss the status of the forgoing matters.

Conduct of RBB Bancorp’s Business Until Completion of the Merger

Until the effective time of the merger, RBB has agreed to take or refrain from taking certain actions, including causing its subsidiary, Royal Business Bank, to take or refrain from taking certain actions without the prior written consent of FAIC (such consent not to be unreasonably withheld), including:

•	amend RBB’s articles of incorporation or bylaws in a manner that would adversely affect the economic benefits of the merger to the holders of FAIC common stock;

•

(i) adjust, split, combine or reclassify any capital stock of RBB, or (ii) make any distribution on, any shares of RBB common stock (except regular quarterly cash dividends by RBB at a rate not in excess of 20% of quarterly diluted adjusted EPS of RBB common stock);

•

incur any indebtedness for borrowed money (other than indebtedness of RBB or any of its wholly-owned subsidiaries to RBB or any of its subsidiaries) that would reasonably be expected to prevent RBB or its subsidiaries from assuming FAIC’s outstanding indebtedness;

•

(i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, impede or materially delay the consummation of the merger, or (iii) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of RBB;

•

take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time, (ii) any of the conditions to the transactions contemplated hereby set forth in the merger agreement not being satisfied, (iii) a material violation of any provision of the merger agreement except as may be required by applicable law or regulation, or (iv) a material and adverse delay in or impair consummation of the transactions contemplated hereby;

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•

other than in the ordinary course of business (including to comply with changes to tax laws), make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of the FAIC Board or similar governing body in support of, any of the actions prohibited by the above forbearances.

Agreements of First American International Corp. Relating to Alternative Acquisition Proposals

Confidentiality and Non-Solicitation

FAIC has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives not to, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any discussions or negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any acquisition proposal, except to notify a person that has made or, to the knowledge of FAIC, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of the provisions of the merger agreement.

However, prior to the adoption of the merger agreement by the shareholders of FAIC by the requisite vote, in the event FAIC receives an unsolicited bona fide written acquisition proposal after the execution of the merger agreement, it may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its board of directors concludes in good faith that (A) such acquisition proposal constitutes a superior proposal or would reasonably be likely to result in a superior proposal and (B) that, after considering the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to FAIC’s shareholders under applicable law. Provided, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing, FAIC shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between RBB and FAIC, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with FAIC. In addition, FAIC has agreed to promptly (within two (2) business days, and in any event at least five (5) business days prior to the first meeting of the FAIC Board at which such acquisition proposal would be presented for consideration) notify RBB of the receipt of any acquisition proposal and the substance thereof (including a copy of such acquisition proposal and the identity of the person making such acquisition proposal), and to keep RBB reasonably apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such acquisition proposal. FAIC shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Superior Proposal and Recommendation of FAIC Board of Directors

FAIC has agreed to hold a meeting of its shareholders for the purpose of voting upon adoption of the merger agreement and the FAIC Board has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to adopt the merger agreement, including communicating to the FAIC shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. However, if and subject to other provisions of the merger agreement, the FAIC Board, prior to obtaining approval of the FAIC shareholders, determines in good faith that it would be reasonably likely to be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement, then in submitting the merger agreement for approval to its shareholders, the FAIC Board may (but shall not be required to) submit the merger agreement without a recommendation or may change, qualify or modify its recommendation, in which event the FAIC Board may communicate the basis for such change to the FAIC shareholders in the proxy statement to the extent required by law. However, the FAIC Board may only do so, provided that (i) it gives RBB at least five (5) business days’ prior written notice of any intended meeting of the FAIC Board at which the FAIC Board intends to consider and determine whether to submit the merger agreement without a recommendation or otherwise change, qualify or modify the FAIC recommendation and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the FAIC Board in response to a superior proposal, a copy of such superior proposal, including the latest material terms and conditions of, and the identity of the third party making, such superior proposal); and (ii) at the end of such notice period, the FAIC Board takes into account any amendment or modification to the merger agreement proposed by RBB (which RBB has agreed to furnish to FAIC no later than two (2) business days prior to the meeting of the FAIC Board) and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, nevertheless determines in good faith that it would be reasonably likely to be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement. Notwithstanding the foregoing, the changing, qualifying or modifying of the recommendation by the FAIC Board shall not change the approval of the FAIC Board for purposes of causing any takeover laws to be inapplicable to the merger agreement and the transactions contemplated thereby, including the merger.

For purposes of the merger agreement, acquisition proposal means, other than the transactions contemplated by the merger agreement, a tender or exchange offer to acquire 25% or more of the voting power in the FAIC or FAIB, a proposal for a merger, consolidation, or other business combination involving FAIC or FAIB or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, FAIC or FAIB. In addition, superior proposal means an unsolicited bona fide written acquisition proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the FAIC Board concludes in good faith, and in accordance with the terms and conditions of the merger agreement, to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by RBB in response to such proposal).

Additional Agreements of the Parties

•

RBB has agreed to as promptly as practicable (and in any event no later than 60 days from the date of the merger agreement) prepare and file with the SEC (and FAIC has agreed to cooperate in connection therewith), a registration statement on Form S-4, including the proxy statement, satisfying all applicable requirements of federal law, including the Securities Act and the Exchange Act. RBB has agreed to use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by the merger agreement, and FAIC shall thereafter as promptly as practicable mail or deliver the proxy statement to its shareholders. RBB has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the merger agreement.

•	RBB and FAIC have agreed to timely make all regulatory filings and any other filings required to be made with any applicable bank or holding company regulator or governmental entity.

•

FAIC has agreed to call, give notice of, convene and hold a meeting of its shareholders as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining FAIC shareholder approval required in connection with the merger agreement and the merger and, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement.

•

RBB has agreed to indemnify the officers, directors and employees of FAIC against losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FAIC.

•

RBB has agreed to use reasonable best efforts to cause the shares of RBB’s common stock issuable in connection with the merger to be authorized for listing on the NASDAQ prior to the effective time of the merger. In addition, for a period of six (6) years after the effective time, FAIC has agreed to use its reasonable best efforts to obtain at or prior to the effective time a six-year “tail” policy under FAIC’s existing directors and officers insurance policy providing equivalent coverage to that described in the succeeding sentence (including maximum coverage of up to $10 million). In the event that such tail policy cannot be obtained in accordance with the preceding sentence, RBB has agreed to cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the FAIC provided, that RBB has agreed to not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by FAIC for such insurance.

•

RBB and FAIC intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each party will both before and after the effective time (i) use reasonable efforts to cause the merger to so qualify; and (ii) refrain from taking any action that would reasonably be expected to cause the merger to fail to so qualify.

•

RBB has also agreed to appoint Mr. Raymond Yu and one additional then current director of FAIC designated by FAIC that is reasonably acceptable to RBB at the effective time, as directors of RBB and Royal Business Bank and ensure that such persons are nominated by RBB as directors for the following three years in a manner consistent with its consideration of other incumbent directors, provided such persons continue to meet the qualifications for election as a director of RBB. RBB and FAIC further agreed that Mr. Yu will serve as the Vice Chairman of the board of directors of RBB and Royal Business Bank.

•

RBB has agreed to assume FAIC’s obligations in respect of its outstanding indebtedness, guarantees and securities, including FAIC’s outstanding trust preferred securities and the related subordinated debt of FAIC.

Conditions to Closing

Conditions to the Parties’ Obligations Under the Merger Agreement

The respective obligations of each party under the merger agreement are subject to the fulfillment at or prior to the closing date of the following conditions, none of which may be waived:

•

all regulatory approvals and other necessary approvals, authorizations and consents of any governmental entities required to consummate the merger and the bank merger will have been obtained and are in full force and effect, and all waiting periods relating to such approvals, authorizations or consents shall have expired.

•

none of the parties to the merger agreement will have been subject to any order, decree or injunction of a court or agency of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the merger, the bank merger or the transactions contemplated by the merger agreement.

•	the merger agreement and merger will have been approved by the requisite vote of FAIC’s shareholders.

•

the Registration Statement on Form S-4 filed with the SEC pursuant to the terms of the merger agreement is effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been initiated or threatened by the SEC and unresolved.

•	The shares of RBB common stock that are issuable pursuant to the merger agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

•	FAIC shall have furnished RBB with evidence reasonably satisfactory to RBB of the director and officer insurance obtained in accordance with the applicable provisions of the merger agreement.

•	FAIC shall have completed the TARP Redemption at least five (5) business days prior to the closing date.

Conditions to RBB Bancorp’s Obligations Under the Merger Agreement

RBB Bancorp’s obligations under the merger agreement are also subject to the satisfaction of the following conditions at or prior to the closing date:

•

each of the representations and warranties of FAIC set forth in the merger agreement shall be true and correct as of April 23, 2018, and as of the closing date of the merger agreement with the same effect as though all such representations and warranties had been made on the closing date (except to the extent such representations and warranties speak as of an earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a material adverse effect; provided, however, that FAIC’s representations, warranties and covenants shall not be deemed to be untrue or breached for any purpose under the merger agreement as a result of effects arising solely from actions taken in compliance with a written request of RBB.

•

FAIC shall have delivered to RBB a certificate signed by FAIC’s Chief Executive Officer and its Chief Financial Officer dated as of the closing date that FAIC shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the closing date.

•

FAIC shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the closing date, and RBB shall have received a certificate signed on behalf of FAIC by its Chief Executive Officer to such effect dated as of the closing date.

•	RSM US, LLP shall have issued an opinion to RBB to the effect that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

•	holders of not more than fifteen percent (15%) of the outstanding shares of FAIC common stock shall have duly exercised their dissenter’s rights under Section 623 of the NYBCL.

Conditions to FAIC’s Obligations Under the Merger Agreement

FAIC’s obligations under the merger agreement are subject to the satisfaction of the following conditions at or prior to the closing date:

•

Each of RBB’s representations and warranties set forth in the merger agreement shall be true and correct as of April 23, 2018, and as of the closing date of the merger with the same effect as though all such representations and warranties had been made on the closing date (except to the extent such representations and warranties speak as of an earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a material adverse effect.

•

RBB shall have performed in all material respects all of its obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the closing date, and FAIC shall have received a certificate to such effect signed on behalf of RBB by its Chief Executive Officer dated as of the closing date.

•	Arnold & Porter Kaye Scholer LLP shall have issued an opinion to RBB to the effect that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Termination

The merger agreement permits the parties to terminate the merger agreement and abandon the merger by mutual agreement in writing. The merger agreement also permits either RBB or FAIC to terminate the merger (i) if a governmental entity has denied approval of the merger or the bank merger and such denial has become final and nonappealable; (ii) if the merger is not consummated by April 30, 2019, or such later date as shall have been agreed to in writing by the parties, provided that no party may terminate the merger agreement if the failure of the closing to have occurred on or before the closing date was due to such party’s material breach of any representation, warranty, covenant or agreement contained in the merger agreement; or (iii) if the vote of the FAIC shareholders required to approve the consummation of the merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

In addition, either RBB or FAIC may terminate the merger agreement (if the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement)

if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of FAIC, in the case of a termination by RBB, or RBB, in the case of a termination by FAIC, which breach, either individually or in the aggregate with all other breaches by such party, would constitute, if occurring or continuing on the closing date and not cured within forty-five (45) days following written notice of the non-breaching party, the failure of a closing condition.

RBB may terminate the merger agreement prior to such time FAIC shareholder approval is obtained, if (i) the FAIC Board shall have (A) failed to recommend in the proxy statement that the shareholders of FAIC adopt the merger agreement, or withdrawn, modified or qualified the FAIC recommendation in a manner adverse to RBB, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a superior proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (B) approved, adopted or endorsed a superior proposal, or (ii) FAIC or the FAIC Board has breached its obligations under the merger agreement with respect to an acquisition proposal or a superior proposal in any material respect.

FAIC may terminate the merger agreement if it enters into a definitive agreement providing for a superior proposal provided FAIC is not in breach of certain obligations under the merger agreement related to the shareholder meetings and the procedures set forth in the merger agreement with respect to any acquisition proposal.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both FAIC and RBB will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement (which, for FAIC, includes loss of economic benefits of the merger, including the loss of the premium for FAIC shareholders) and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of a termination fee, if applicable, and the confidential treatment of information.

Termination Fee

FAIC has agreed to pay a termination fee of $5,000,000 to RBB under the following circumstances:

(1)

If after the date of the merger agreement, a bona fide acquisition proposal shall have been made known to senior management of FAIC or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an acquisition proposal with respect to FAIC and (A) thereafter the merger agreement is terminated by either RBB or FAIC pursuant to the terms of the merger agreement without FAIC shareholder approval of the merger agreement having been obtained (and all other conditions set forth in the merger agreement had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by RBB pursuant to the terms of the merger agreement as a result of a willful breach, and (C) prior to the date that is twelve (12) months after the date of such termination, FAIC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then FAIC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay RBB a fee equal to $5 million, which is referred to as the termination fee; provided that all references in the definition of acquisition proposal to “50%” shall instead refer to “75%”.

(2)

(a) (i) if the FAIC Board shall have (A) failed to recommend in the proxy statement that the shareholders of FAIC adopt the merger agreement, or withdrawn, modified or qualified the FAIC recommendation in a manner adverse to RBB, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a superior proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) approved, adopted or endorsed a superior proposal, or (ii) FAIC or the FAIC Board has breached its obligations under the merger agreement with respect to an acquisition proposal or a superior proposal in any material respect, or

(b) if FAIC enters into a definitive agreement providing for a superior proposal, provided it is not in breach of the merger agreement.

Without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of the merger agreement, in the event that the merger agreement is terminated as provided in the merger agreement, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under the merger agreement shall be equal to the termination fee.

Amendment, Extension and Waiver

At any time prior to the effective time of the merger (whether before or after approval thereof by FAIC’s shareholders), the boards of directors of the parties may: (i) amend the merger agreement, (ii) extend the time for the performance of any of the obligations or other acts of any other party thereto, (iii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto, or (iv) waive compliance with any of the agreements or conditions contained in the merger agreement; provided, however, that no amendment shall be made without the approval of the shareholders of the parties, if such approval is required by law.

Employees; Employee Benefits

During the period commencing at the effective time of the merger and ending on the first anniversary of the closing date of the merger, RBB shall provide each employee of FAIC and its subsidiaries who continues to be employed by RBB or its subsidiaries after the effective time for so long as such employee is employed following the effective time with (i) a base salary or base wage rate, as applicable (including commission rate, if applicable), that is no less favorable than such base salary or base wage rate, as applicable, provided by FAIC or any such subsidiary to such continuing employee immediately prior to the effective time, (ii) an annual short-term cash incentive opportunity that is substantially comparable to the annual short-term cash incentive opportunity provided by RBB to its similarly situated employees, and (iii) other compensation, including long-term incentive opportunities, and employee benefits that are substantially comparable in the aggregate to either (A) the other compensation, including long-term incentive opportunities, and employee benefits provided by FAIC or any such subsidiary to such continuing employee immediately prior to the Effective Time or (B) the other compensation, including long-term incentive opportunities, and employee benefits provided by RBB to similarly situated employees of RBB.

RBB shall provide to each continuing employee whose employment terminates during the 12-month period following the closing date of the merger with severance benefits equal to the greater of (A) the severance benefits for which such continuing employee was eligible immediately prior to the closing under the applicable FAIC benefit plan and (B) the severance benefits for which such continuing employee would be eligible under the severance plans or policies of RBB, in each case, determined (1) without taking into account any reduction after the closing date in compensation paid to such continuing employee and (2) taking into account each continuing employee’s service with FAIC and its subsidiaries (and any predecessor entities) and, after the closing, RBB and its subsidiaries.

With respect to any employee benefit plans of RBB or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time of the merger, RBB shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any RBB benefit plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous FAIC benefit plan, (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the effective time of the merger under a FAIC benefit plan (to the same extent that such credit was given under the analogous FAIC benefit plan prior to the effective time of the merger) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any RBB benefit plans, and (iii) recognize all service of such employees of FAIC and its subsidiaries for all purposes in any RBB benefit plan to the same extent that such service was taken into account under the analogous FAIC benefit plan prior to the effective time of the merger; provided that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan, or (z) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

Prior to the effective time of the merger, FAIC and FAIB shall pay on the last day prior to the effective time any and all obligations arising out of or the employment agreements and in the amounts set forth next to each such agreement and employee to FAIC or FAIB employees whose employment will terminate at the effective time of the merger, to the extent payments are due at such time; provided, however, that if amounts cannot be paid at such time under Section 409A of the Internal Revenue Code, such amounts shall be transferred to a rabbi trust as provided in such agreement and plan.

All FAIC employees will be paid their accrued vacation on FAIC’s last payroll. All retained FAIB employees will be incorporated into RBB’s vacation and benefits structure at the effective time of the merger and will be immediately eligible to participate in RBB’s plans other than equity plans.

RBB and FAIC have agreed that the FAIC 401(k) plan will continue in place after the effective time of the merger for some period of time. When the FAIC 401(k) plan is terminated or frozen, the FAIC continuing employees shall be eligible to participate in a 401(k) plan sponsored or maintained by RBB or one of its subsidiaries, and commence elective deferrals thereunder (and be eligible to receive matching contributions).

Expenses

Except as specifically set forth in the merger agreement, all expenses incurred by RBB and FAIC in connection with or related to the authorization, preparation and execution of the merger agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated therein, will be borne solely and entirely by the party which incurred such expense. Provided, however, that all costs and expenses of printing and mailing of the proxy statement and all filing and other fees paid to the SEC in connection with the merger shall be borne equally by RBB and FAIC.

Director Voting Agreements

In connection with entering into the merger agreement, RBB entered into a voting agreement with each of the current directors of FAIC, collectively, the director voting agreements. The following summary of the director voting agreements is subject to, and qualified in its entirety by reference to, the form of director voting agreements attached as Exhibit C, respectively, to the merger agreement which is appended to this proxy statement/prospectus as Appendix A.

Pursuant to the director voting agreements, each shareholder party to a director voting agreement agreed to vote his or her shares of FAIC common stock:

•	in favor of approval of the merger agreement and the terms thereof; and

•	in favor of each of the other actions contemplated by the merger agreement;

The voting agreements provide that each shareholder party to a director voting agreement will not, unless certain exceptions are met, other than pursuant to the merger:

•

sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “transfer”), or enter into any contract, agreement, option or other arrangement (including any profit sharing arrangement) with respect to the transfer of any shares to any person (other than pursuant to the merger) regarding such shareholder’s shares of FAIC common stock; or

•

enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or commit or agree to take any of the foregoing actions regarding any of such shareholder’s shares of FAIC common stock.

The director voting agreements do not require any director to divest any passive interest in a covered financial institution, refrain from becoming a shareholder of no more than 4.9% of any covered financial institution or resign from any board position held as of the date of the merger agreement.

ACCOUNTING TREATMENT OF THE MERGER

RBB will account for the merger using the acquisition method of accounting for financial reporting purposes, which follows accounting principles generally accepted in the United States of America. Under this method, RBB will recognize FAIC’s assets acquired and liabilities assumed based upon their estimated fair values as of the date RBB obtains control of FAIC, which is expected to be upon completion of the merger. Deferred tax assets and liabilities will be established for the difference between the tax basis of the assets and liabilities and their basis under the acquisition method. The excess, if any, of the total purchase consideration over the net assets acquired will be recognized as goodwill and periodically evaluated for impairment. RBB’s consolidated financial statements issued after completion of the merger will reflect these values, but historical data are not restated retroactively to reflect the combined historical financial position or results of operations of RBB and FAIC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following general discussion describes the material U.S. federal income tax consequences of the merger to U.S. holders of FAIC common stock who exchange shares of FAIC common stock for shares of RBB common stock pursuant to the merger. For purposes of this discussion, a “U.S. holder” is a beneficial owner of FAIC common stock that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable regulations promulgated by the Treasury under the Internal Revenue Code (“Treasury Regulations”) to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds FAIC common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A FAIC shareholder which is a partnership should consult its tax advisor concerning the tax consequences of the merger. FAIC shareholders that are not U.S. holders may have different tax consequences than those described below, and are urged to consult their tax advisors about the tax treatment of the merger to them under U.S. and non-U.S. laws.

This discussion addresses only those FAIC shareholders that hold their FAIC common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular FAIC shareholders in light of their individual circumstances or to FAIC shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	Mutual funds;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to- market method of accounting;

•	persons owning 5% or more of FAIC common stock or that are affiliates of FAIC;

•	persons that hold FAIC common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person that is not a U.S. holder;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar; and

•	shareholders who acquired their shares of FAIC common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

This discussion is based on the Internal Revenue Code, its legislative history, existing and proposed Treasury Regulations, and court and administrative rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

The following is a discussion of the material U.S. federal income tax consequences of the merger applicable to a U.S. holder of FAIC common stock that exchanges FAIC common stock in the merger. The discussion does not address any state, local or foreign tax consequences of the merger. It is based on certain assumptions and representations as to factual matters by RBB and FAIC and the U.S. federal income tax consequences described herein could be adversely affected if any of the assumptions or representations are inaccurate as of the date hereof or the effective time of the merger. In addition, the discussion is based on current law and cannot be relied upon if current law changes with retroactive effect. FAIC shareholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the merger to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other U.S. federal tax laws.

RBB’s obligation to complete the merger is conditioned upon the receipt of an opinion from RBB’s tax accountants, RSM US, LLP, dated the closing date of the merger, that for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. FAIC’s obligation to complete the merger is conditioned upon the receipt of an opinion from FAIC’s legal counsel, Arnold & Porter Kaye Scholer LLP, dated the closing date of the merger, that for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. RBB and FAIC do not currently intend to waive these opinion conditions on their obligations to complete the merger. These opinions will be based on representation letters provided by RBB and FAIC and on customary factual assumptions. If any of the representations or assumptions on which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected.

In particular, if total cash consideration paid to holders of shares of FAIC common stock in connection with the merger, including payments of the cash consideration, cash payments in lieu of fractional shares of FAIC common stock, cash paid to holders to redeem preferred shares and cash payments to holders that exercise dissenters’ rights, exceeds 60% of the value of the total consideration paid to holders of FAIC common stock in connection with the merger, then the merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the merger is completed but fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, FAIC and the holders of FAIC common stock would recognize gain or loss as follows: FAIC would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of the RBB common stock and cash paid, and FAIC liabilities assumed, by RBB in the merger, and (ii) FAIC’s adjusted tax basis in its assets. Each holder of shares of FAIC common stock would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of the RBB common stock and cash received by the holder in the merger, and (ii) the holder’s adjusted tax basis in the shares of FAIC common stock exchanged therefor. Furthermore, the opinion of RSM US, LLP and the opinion of Arnold & Porter Kaye Scholer LLP are not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. Neither RBB nor FAIC has requested, and neither RBB nor FAIC intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the merger.

Accordingly, and on the basis of the foregoing opinions, as a result of the qualification of the merger as a “reorganization” under the Internal Revenue Code, the following material U.S. federal income tax consequences will result to a U.S. holder upon the exchange of its FAIC common stock in the merger:

•

A U.S. holder receiving shares of RBB common stock in the merger and cash (other than cash in lieu of a fractional share of FAIC common stock) generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain “realized” (i.e., the excess of the sum of the amount of cash (excluding cash received in lieu of a fractional share) and the fair market value of the RBB common stock received pursuant to the merger over the holder’s adjusted tax basis in the shares of FAIC common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share).

•

Such U.S. holder generally will have an aggregate tax basis in the shares of RBB common stock received in the merger (including any fractional share of RBB common stock deemed received and redeemed for cash, as discussed below) equal to the U.S. holder’s aggregate tax basis in the shares of FAIC common stock surrendered, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange.

•

The holding period of the shares of RBB common stock received by such a U.S. holder (including any fractional share of RBB common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of FAIC common stock surrendered.

•

Any gain or loss recognized generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the shares of FAIC common stock exchanged in the merger were held for more than one year. The deductibility of capital losses is subject to limitations. If, however, the exchange has the effect of a distribution of a dividend (see “—Possible Treatment of Cash as a Dividend” below), part or all of the cash received may be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes.

•

In the case of any U.S. holder who acquired different blocks of FAIC common stock at different times or at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by other recognized capital losses in determining its U.S. federal income tax liability. U.S. holders should consult their tax advisors prior to the exchange with regard to identifying the basis or holding periods of the particular shares of FAIC common stock surrendered in the merger.

•

Cash received by a U.S. holder in lieu of a fractional share of RBB common stock will be treated as if such fractional share of RBB common stock had been issued pursuant to the merger and then redeemed by RBB in exchange for cash. As a result, subject to the discussion below regarding possible dividend treatment, a U.S. holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above).

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of RBB. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of FAIC common stock solely for RBB common stock and then RBB immediately redeemed, which we refer to in this document as the Deemed Redemption, a portion of the RBB common stock in exchange for the cash the holder actually received. The gain recognized in the Deemed Redemption will be treated as capital gain if the Deemed Redemption is (i) “substantially disproportionate” with respect to the holder, or (ii) “not essentially equivalent to a dividend.”

The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in clause (ii) below is less than 80% of the percentage described in clause (i) below. Whether the Deemed Redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of RBB. In general, that determination requires a comparison of (i) the percentage of the outstanding stock of RBB that the holder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (ii) the percentage of the outstanding stock of RBB that is actually and constructively owned by the holder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The IRS has ruled that a stockholder in a publicly-held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Additional Medicare Tax

Certain non-corporate U.S. holders of FAIC common stock whose income exceeds certain thresholds may also be subject to an additional 3.8% tax on their “net investment income” up to the amount of such excess. Gain or loss recognized in the merger will be includable in the holder’s net investment income for purposes of this tax. Non-corporate U.S. holders of shares of FAIC common stock should consult their own tax advisors regarding the possible effect of this tax.

Backup Withholding and Information Reporting

U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. Payments will not be subject to backup withholding if the U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides RBB or the exchange agent, as appropriate, with a properly completed IRS Form W-9 (or its successor form) certifying that the U.S. holder is a U.S. person, the taxpayer identification number provided is correct and the U.S. holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished by the U.S. holder to the IRS.

Reporting Requirements

If a U.S. holder of FAIC common stock who receives RBB common stock in the merger is considered a “significant holder,” such holder will be required (1) to file a statement with the holder’s U.S. federal income tax return providing certain facts pertinent to the merger, including the tax basis in the FAIC common stock surrendered and the fair market value of the RBB common stock received in the merger, and (2) to retain permanent records of these facts relating to the merger. A “significant holder” for this purpose generally is any U.S. holder of FAIC common stock who, immediately before the merger, (i) owns at least 5% (by vote or value) of the total outstanding FAIC stock or (ii) owns FAIC securities with a tax basis of $1 million or more. Each holder of FAIC common stock should consult its tax advisor as to whether such holder may be treated as a “significant holder.”

The discussion of the material U.S. federal income tax consequences set forth above is intended to provide only a general summary, and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

INFORMATION ABOUT RBB BANCORP

Royal Business Bank (sometimes referred to in this section as the “Bank”) began operations in 2008 as a California state-chartered commercial bank. Royal Business Bank was organized by a group of very experienced bankers, some of whom began their banking careers in Asia and have worked together for a total of 82 years at various banks in California in the 1980s and 1990s. After working for many years in positions of increasing responsibility at such banks, these individuals identified an opportunity resulting from the 2007 credit crisis to capitalize on the general dissatisfaction that many customers had with the nature and level of services that were being provided by existing Asian-American and Chinese-American banks. These bankers observed that first generation Chinese immigrants were not well-served by existing banks.

Our strategic plan focuses on providing commercial banking services to first generation immigrants, concentrating on Chinese immigrants, as well as Koreans and other Asian ethnicities. Royal Business Bank’s management team has utilized their strong local community ties along with their credibility and relationships with both federal and California bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base, with the ability to raise additional capital.

Although Royal Business Bank serves all ethnicities, our board and management team are comprised of mostly Chinese-Americans. Using the experience and expertise of our officers and employees, we have tailored our loan and deposit products to serve the Chinese-American, Korean-American, and other Asian-American market niches. We focus both on existing businesses and individuals already established in our local market area, as well Asian immigrants who desire to establish their own businesses, purchase a home, or educate their children in the United States. Our size and infrastructure allow us to serve customers that require higher lending limits than normally associated with other smaller, local banking institutions that serve the Asian-American communities in which we operate. Our strategic plan is centered on delivering high-touch, superior customer service, customized solutions, and quick and local decision-making with respect to loan originations and servicing.

Royal Business Bank initially offered lending products that included traditional CRE loans, secured C&I loans, and trade finance services for companies doing business in China, Taiwan and other Asian countries. In 2014, we began originating a significant amount of non-conforming SFR mortgage loans, a portion of which we accumulate and sell to other banks. Since 2010, we have also originated SBA loans, with the intent to accumulate and periodically sell the 75% guaranteed portion of such loans.

After forming the Bank and retaining a strong executive management team, we established RBB as our holding company in January 2011. We began to review potential acquisition candidates and, in July 2011, we acquired Las Vegas, Nevada-based First Asian Bank, in an all cash transaction. In September 2011, we acquired Oxnard, California-based Ventura County Business Bank, in an all cash transaction. After closing both transactions, our total assets and total deposits increased by an aggregate of $94.2 million and $91.6 million, respectively. In order to further improve our capital and liquidity to further enhance our ability to consummate acquisitions, we conducted a private placement offering of our common stock in 2012, raising over $54 million from investors, many of whom were original shareholders of the Bank.

In May 2013, we acquired Los Angeles National Bank, in an all cash transaction, which added $190.7 million in total assets and $162.0 million in total deposits. In February 2016, we acquired TFC Financial and its wholly-owned subsidiary, TomatoBank, which added $469.9 million in total assets and $405.3 million in total deposits. In March 2016, we further supplemented our capital by issuing $50.0 million of subordinated notes, which we refer to as long-term debt in our consolidated financial statements, and $86 million (gross) in a July 2017 initial public offering. We are traded on the NASDAQ under the symbol “RBB”.

We intend to continue to pursue growth opportunities, both organically as well as through acquisitions that meet our criteria. We will target acquisitions that we believe will be beneficial to our long-term growth strategy for loans and deposits and immediately accretive to earnings.

We operate as a minority depository institution, which is defined by the FDIC, as a federally insured depository institution where 51 percent or more of the voting stock is owned by minority individuals. A minority depository institution is eligible to receive from the FDIC and other federal regulatory agencies training, technical assistance and review, and assistance regarding the implementation of proposed new deposit taking and lending programs, as well as with respect to the adoption of applicable policies and procedures governing such programs. We intend to maintain our minority depository institution designation following completion of this offering, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals. The minority depository institution designation has been historically beneficial to us, as the FDIC has reviewed and assisted with the implementation of our deposit and lending programs, and we continue to use the program for technical assistance. Due to our growth and size, and what we believe is a historically strong relationship with the FDIC, we anticipate that the FDIC will continue to provide technical assistance reviewing our existing and proposed lending and deposit programs. Accordingly, we believe any loss of our minority depository institution designation will not adversely affect our financial condition, results of operation or business because we have already benefited greatly from the designation and anticipate leveraging those historic benefits into any new deposit and lending programs we may develop.

In addition, in 2016, we became a CDFI, which is a financial institution that has a primary mission of community development, serves a target market, is a financing entity, provides development services, remains accountable to its community, and is a non-governmental entity. CDFIs are certified by the CDFI Fund at the Treasury, which provide funds to CDFIs through a variety of programs. The Bank has received grants totaling $415,000 from the CDFI Fund and was awarded $233,387 in June 2018. We primarily reinvest the proceeds from these awards back into the communities that we serve, primarily in the form of loans to small businesses and SBA loans. We have established a CDFI advisory board to assist the Bank in finding organizations that provide services to low- to-moderate income people. In our commitment to this designation, Royal Business Bank has a policy that requires all directors and management above the level of vice president to contribute at least 24 hours of community service annually to a qualified organization.

Although the members of our board of directors and most of our employees are members of a minority community, they are committed to serving all communities in our market area of southern California. Our mission is to increase economic opportunity and promote community development investments, job creation, business development, affordable housing, financial literacy and philanthropic support for the underserved populations and in economically distressed communities in the areas in which we operate.

We have agreed to acquire FAIC and FAIB in significant part because they share our values, goals, culture and mission with respect to service to local minority communities. FAIC is also a CDFI, and it was originally organized by members of the Chinese-American community of New York. We expect our acquisition of FAIC will increase our commitment to minority and underserved communities, especially in New York City.

Royal Business Bank currently operates 13 branches across three separate regions: Los Angeles County, California; Ventura County, California; and Clark County, Nevada. We currently have ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silver Lake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles. We have two branches in Ventura County, located in Oxnard and Westlake Village; and one branch in Las Vegas, Nevada. We are scheduled to open a branch in Irvine, Orange County, in September 2018.

As of March 31, 2018, RBB had total consolidated assets of $1.7 billion, total consolidated net loans of $1.2 billion, total consolidated deposits of $1.4 billion and total consolidated shareholders’ equity of $275.8 million.

Our Strategic Plan

In connection with the organization of Royal Business Bank, we adopted a strategic plan that we update periodically to reflect the Bank’s growth and recent developments. The Bank’s current strategic plan contains the following key elements:

•	Maintain regulatory capital levels well in excess of fully phased-in Basel III requirements;

•	Provide commercial banking services and products primarily to businesses and their owners operating within Chinese-American communities;

•	Maintain a board of directors comprised of local business leaders who work closely with community leaders;

•	Attract and retain an experienced management team with demonstrated industry knowledge and lending expertise;

•	Focus on a target market consisting of businesses that:

•	are located in southern California, the San Francisco Bay area, or Nevada, with future geographic expansion currently focused on New York City and Houston;

•	provide or receive goods or services to or from Asian countries, primarily China (including Hong Kong and Macau) and Taiwan;

•	have annual sales between $5 million and $50 million and between approximately 50 to 500 employees;

•	have loan needs of $1 million to $7 million; and

•	prioritize using bankers with strong market knowledge who are dedicated to serving the local markets in which we operate.

•	Provide four main lending products:

•	CRE lending consisting of commercial real estate loans and C&D loans;

•	C&I lending that emphasizes trade finance, operating lines of credit, and working capital loans secured by inventory, accounts receivables, fixed assets and real estate;

•

Since 2014, SFR lending primarily to Asian Americans willing to provide higher down payment amounts and pay higher fees and interest rates in return for reduced documentation requirements. Royal Business Bank originates these loans through its correspondent banking relationships, primarily for sale, and through its branch network, primarily to be retained for the Bank’s balance sheet. In all cases, the Bank retains the loan servicing rights and obligations; and

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Since 2010, through our SBA Preferred Lender status, SBA loans consisting primarily of 7(a) loans to Asian Americans that are accumulated on the Bank’s balance sheet with the SBA guaranteed portion sold in the secondary market generally on a quarterly basis.

Our Competitive Strengths

We believe that our competitive strengths set us apart from many similarly-sized community banks, and that the following attributes are key to our success:

Experienced Board with Significant Investment in RBB. Our directors are all successful business owners or senior executives with long-standing ties to the communities or businesses within the communities in which we operate. The collective professional background of our directors contributes to our organization-wide entrepreneurial culture and provides us with valuable insights into the business and banking needs of our customer base.

As of December 31, 2017, our directors collectively have approximately a 27.5% ownership interest in RBB and when aggregated with the holdings of their extended families and their affiliated entities, they collectively are expected to have a 49.2% ownership interest in RBB.

Proven and Cohesive Management Team. We are led by a seven-person executive management team, consisting of executive vice presidents, or EVPs, with an average of 32 years of bank management experience covering the relevant disciplines of finance, lending, credit, risk, strategy, and branch operations. These EVPs have been in their roles with RBB and the Bank for an average of seven years and, substantially, all have known and worked with our CEO prior to joining the Bank. Collectively, they have been responsible for executing our strategic plan and driving our growth. Our executive management team includes:

•	Alan Thian, our president and CEO who has 36 years of banking experience;

•	David Morris, our EVP and chief financial officer who has 32 years of banking experience and 8 years of working with our CEO;

•	Jeffrey Yeh, our EVP and chief credit officer, who has 29 years of banking experience and 16 years of working with our CEO;

•	Vincent Liu, our EVP and chief risk officer, who has 31 years of banking experience and 23 years of working with our CEO;

•	Simon Pang, our EVP and chief strategy officer/regions coordinator, who has 36 years of banking experience and 19 years of working with our CEO;

•	Larsen Lee, our EVP and director of residential mortgage lending, who has 31 years of banking experience and 4 years of working with our CEO; and

•	Tsu Te Huang, our EVP and branch administrator, who has 34 years of banking experience and 18 years of working with our CEO.

A summary of each executive team member’s background is set forth under “Management.”

The Bank is also fortunate to have a depth of senior vice presidents (SVP), vice presidents (VP) and managers at all levels of the organization, each of whom has substantial experience. We have six SVPs who cumulatively have 135 years of experience, with an average of about 20 years each, in the key positions of SBA lending, BSA, compliance, financial reporting, controller, and senior credit officer. These SVPs average about 6 years of experience at the Bank. In addition, we have six first vice presidents (FVP), who cumulatively have 148 years of experience, with an average of about 25 years of experience per employee.

Growth Strategy in Attractive Markets. We have developed a community banking strategy that focuses on providing responsive and personalized service to commercial businesses and their owners in markets with attractive growth potential. We intend to continue to grow our business, increase profitability and maximize shareholder value through a combination of organic growth, acquisitions and de novo branch openings as summarized below:

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Organic Growth. Since formation, our growth has primarily resulted from organic growth by originating loans and securing deposits within the communities of our local markets. While we originally focused on trade finance, CRE and C&I loans, we added SFR lending in 2014 and retooled our SBA lending in 2014, which have significantly contributed to our growth. The table below shows that during the period from January 1, 2013 through March 31, 2018, we cumulatively originated $3.1 billion of loans while we acquired $502.4 million in loans through acquisition activity. This equates to organic (or originated) loans accounting for 86% of the total loan growth during the period, with acquired loans accounting for the remaining 14%.

(Dollars in thousands)	Cumulative	For the three months ended March 31, 2018	Year ended December 31,
			2017	2016	2015	2014	2013
Total loans originated	$3,115,910	$260,250	$1,002,162	$478,964	$503,802	$450,027	$420,705
Total loans acquired	502,382	—	—	387,676	—	—	114,706

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Growth through Acquisitions. Having successfully completed four whole-bank acquisitions since 2010, we believe we have developed an experienced acquisition team capable of identifying and executing transactions that build shareholder value through a disciplined approach. Each of our bank acquisitions was immediately accretive to earnings. We believe we have demonstrated that we can structure acquisitions on favorable terms while limiting our risk from acquired loans. We also believe we have demonstrated an ability to close acquisitions quickly and to successfully integrate acquired banks into our existing operating platform, enabling us to deliver anticipated benefits from synergies and promptly leverage an acquired bank’s market presence. We strive to integrate the cultures of acquired institutions to create a cohesive and consistent message both internally and externally. As a result, we believe that we have developed a reputation as an acquirer of choice in our target markets and surrounding areas. Accordingly, we believe we are well-prepared to capitalize on favorable acquisition opportunities that may arise in the future, and will consider acquisition opportunities in our current market if the acquisition is accretive and adds to our branch network footprint.

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Future Geographic Expansion. We currently intend to enter the San Francisco, New York and Houston markets through acquisition opportunities of other full-service banking organizations. Our management has reviewed the San Francisco, New York City and Houston areas for potential acquisition candidates. We anticipate we will have opportunities in the future to acquire an appropriate institution, and hope to be able to retain most of such target’s management in an effort to continue our model of community focused relationship banking.

•	Secondary markets that we may consider include San Diego and Riverside Counties in southern California, as well as Chicago, Phoenix and Seattle.

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De Novo Branch Expansion. While our acquisition strategy is mainly focused on entering new markets, our de novo branching is focused on expansion into other Chinese-American populated areas in the general markets we currently serve. Many of our customers, particularly our retail branch clients, have one or more locations in other Asian-American communities. We believe that these customers will generate additional deposits if we had branches in those areas. We will open a branch Irvine, California in the third quarter of 2018. Our current target areas for de novo expansion are Cupertino, California, San Diego, California, Henderson, Nevada and Summerlin, Nevada. However, if the opportunity should arise, we may seek to establish a de novo institution in the San Francisco area with bankers who are well known in their community.

Conservative Risk Profile. We maintain a conservative credit culture with strict underwriting standards. At March 31, 2018, we had $4.8 million of nonperforming assets, or 0.28% of total assets, $2.1 million of which related to two SBA guaranteed loans. At March 31, 2018, we maintained an allowance for loan losses of $14.0 million, reflecting 1.11% of total loans, and had $1.4 million of total credit discounts on acquired loans, reflecting 1.22% of the remaining balance of such loans as of March 31, 2018. In addition, we maintain a conservative amount of capital and liquidity: our regulatory capital ratios as of March 31, 2018 were 15.24% of Tier 1 leverage capital to average assets, 17.98% of common equity Tier 1 capital, 18.24% of Tier 1 risk-based capital and 22.93% of total risk-based capital are all well above required fully phased-in regulatory thresholds of 4.0%, 4.5%, 6.0% and 8.0%, respectively.

At December 31, 2017, we had $2.9 million of nonperforming assets, or 0.16% of total assets, $155,000 of which related to two SBA guaranteed loans. At December 31, 2017, we maintained an allowance for loan losses of $13.8 million, reflecting 1.10% of total loans, and had $1.7 million of total credit discounts on acquired loans, reflecting 0.75% of the remaining balance of such loans as of December 31, 2017. In addition, we maintain a conservative amount of capital and liquidity: our regulatory capital ratios as of December 31, 2017 were 14.35% of Tier 1 leverage capital to average assets, 17.54% of common equity Tier 1 capital, 17.80% of Tier 1 risk-based capital and 22.55% of total risk-based capital are all well above required fully phased-in regulatory thresholds of 4.0%, 7.0%, 8.5% and 10.5%, respectively.

Asset Sensitive Balance Sheet. We have positioned our balance sheet to benefit significantly from a rising interest rate environment. A majority of our CRE and C&I loans are tied to floating interest rates and have floors below which the interest rate will not fall for the life of the loan. With the recent rise in interest rates since the November 2016 election, approximately all of our variable-rate loans are in excess of the relevant floors and which will reprice upwards as interest rates increase. This means that a continuing upward movement in interest rates will more immediately be reflected in increased yields for our loan portfolio. Our net interest income at risk reported at March 31, 2018 and December 31, 2017 projects that our earnings are expected to be materially sensitive to changes in interest rates over the next year. Our economic value of equity reported at March 31, 2018 and December 31, 2017 projects that as interest rates increase immediately, the economic value of equity position will be expected to increase. While a rise in rates could negatively impact our SFR mortgage loan originations, we believe our target market of Asian Americans are more focused on our non-qualified mortgages product and are less price sensitive to rising rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in Item 7 for more discussion about our interest rate exposure.

Strong Regulatory Relations and Sophisticated Risk Management Functions. We have made it a priority to maintain excellent relations with the DBO, the FDIC, the Federal Reserve and the Federal Reserve Bank. We have consistently exceeded our applicable regulatory capital requirements and, through our long-term relationships with our core group of investors, we believe we have the ability to raise additional capital as such needs may develop. In addition, we are a minority-owned bank and, as such, we use the FDIC minority depository technical assistance program with each new product we implement. We believe one of our major competitive advantages is our utilization, through this program, of FDIC experts to review policies and procedures, and provide training when developing new products or implementing new regulations. We intend to maintain our minority depository institution designation, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals for the foreseeable future. Risk management is a vital part of our strategic plan, and we have implemented a variety of tools and policies to help us navigate the challenges of rapid growth. In anticipation of continued balance sheet and franchise growth, we have sought to maintain a risk management program suitable for an organization larger than ours, including in the areas of regulatory compliance, cybersecurity and internal audit, and to hire talented risk management professionals with experience building risk management programs at much larger financial institutions.

Management Participation in Industry Leadership Positions. Our management team has strong ties and relationships within the Asian-American communities where we operate, as well as at high levels of government in China and Taiwan. In addition, our management team maintains a variety of industry leadership positions, which have enhanced the Bank’s reputation and name recognition, and facilitated strong loan and deposit growth. These opportunities provide our management team with knowledge of key regulatory and market developments that may impact the evolving business environment in which we operate. The Bank has also received numerous awards that include receiving the Outstanding Overseas Taiwanese SME Award in 2013, and our president, Mr. Thian, having been appointed twice to the FDIC’s Community Banking Commission and currently serving on the CFPB’s, Community Banking Commission.

Proven Financial Performance. We achieved our first year of profitability in 2011. Our profitability since then is detailed in the table below.

(Dollars in thousands)	As of and for the Three Months Ended March 31, 2018	As of and for the Year Ended
		2017	2016	2015	2014	2013
Net income	$8,847	$25,528	19,079	$12,973	$10,428	$7,004
Return on average assets	2.15%	1.66%	1.41%	1.29%	1.29%	1.06%
Return on average shareholders’ equity	13.27%	11.67%	11.08%	8.23%	7.15%	5.64%

While maintaining a focus on earnings growth, we have diversified our revenue stream by adding SFR and SBA loans to our product offerings. Our net income growth is attributable to our increasing interest income, as well as our increasing noninterest income that has resulted from selling and servicing SFR and SBA loans. We believe our diversified loan mix and significant noninterest income establishes additional platforms for growth, and can help provide earnings stability through various economic and interest rate cycles. In particular, since 2014, we have significantly grown SFR and SBA loan originations and sales. This has contributed to our growth in noninterest income from $3.4 million, or 27.4% of pre-tax income for the year 2013, to $13.2 million, or 28.2% of pre-tax income for the year 2017. Noninterest income was $2.5 million in the 1st quarter of 2018, or 23.5% of pre-tax income for that quarter.

Diversified Loan Portfolio. Our loan portfolio currently consists of four loan types: CRE, C&I, SFR and SBA, with diversified product offerings within each type. The charts below shows our loan portfolio composition as of March 31, 2018, separately by type of collateral support and relevant business line. As described below under “—Our Principal Business”, the type of collateral supporting a loan is not necessarily indicative of the business line from which the loan was generated.

By Collateral Type	By Business Line

Because of our business strategy and the breadth of the economy within our current origination markets, which are primarily Los Angeles, Orange, Ventura Counties in California, and Clark County in Nevada, our loan portfolio is widely diversified across industry lines and not concentrated in any one particular business sector. We expect this diversification to continue as a result of our current practices and strategies. With the exception of SFR mortgage loans, a significant portion of which are sold in the secondary market, our demand for consumer credit is minimal. As of March 31, 2018, our CRE concentration ratio (as defined by the federal bank regulators) was 165.4%. As of December 31, 2017, our CRE concentration ratio was 168.9% and as of December 31, 2016 was 256.4%. This is below the CRE Concentration Guidance, which suggests that concentrations in excess of 300% may warrant additional regulatory scrutiny. We believe that our diversified loan portfolio has proven our ability to mitigate CRE concentration risk, and will help us stay within the indicated guidelines for CRE concentration.

High-Touch Customer Service Focus with Relationship Banking. We strive to differentiate ourselves from our competition by providing the best “relationship-based” services to small- and medium-sized businesses and their owners in our target markets. We believe we accomplish this by providing our customers with a superior level of high-touch and responsive service delivered by experienced bankers in a manner that maximizes our clients’ efficiency. We consistently emphasize to our employees the importance of delivering outstanding customer service and seeking opportunities to strengthen relationships with both customers and the communities we serve. A primary mission of the Bank is to meet the financial services needs of underserved customers in our markets, and we strive to make a difference by giving back to these communities.

Scalable Operating Platform. We have made substantial investments in our infrastructure and technology in order to create a scalable platform for future organic and inorganic growth. We have integrated the systems of the four banks that we have acquired since 2010, which includes nine total branch offices, while maintaining a relatively low efficiency ratio of 37.7% and 42.64% for the years 2017 and 2016, respectively, and 43.85% for the quarter ended March 31, 2018, and while growing our balance sheet and footprint. Management believes that our efficiency ratio is low compared to our non-Asian-American peer group because of the nature of our customer base, specifically the number of our customers that maintain large deposit balances with the Bank. However, management believes that our efficiency ratio is higher than some of our Asian-American peers because of our SFR loan and servicing department and our SBA loans and servicing department, which require comparatively more personnel and infrastructure to operate effectively. Notwithstanding, we believe that as a result of our prior investments in our infrastructure, technology and personnel, we have the operating leverage to support our future growth without causing our noninterest expenses to incrementally increase by a corresponding amount.

Market Area

We are headquartered in Los Angeles County, California. We currently have ten branches in Los Angeles County located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silver Lake, Arcadia, Cerritos, Diamond Bar, west Los Angeles, and one loan production office in the city of Industry. We operate primarily in the Los Angeles-Long Beach-Anaheim, California MSA. With over 13 million residents, it is the largest MSA in California, the second largest MSA in the United States, and one of the most significant business markets in the world. It is estimated that the greater Los Angeles area has a gross domestic product of approximately $1 trillion, which would rank it as the 16th largest economy in the world. The economic base of the area is heavily dependent on small- and medium-sized businesses, providing us with a market rich in potential customers. According to the U.S. Census Bureau, Asian Americans account for 15.1% of the over 10.1 million residents in Los Angeles County as of July 1, 2016.

We operate two branches in Ventura County, California, in Westlake Village and Oxnard. Westlake Village is considered part of the Los Angeles-Long Beach-Anaheim, California MSA and has similar market characteristics. Oxnard has similar market characteristics of Ventura County, which is home to a broad array of industries, including agriculture, professional business services, technology and tourism. Its proximity to one of the world’s leading wine-growing regions and its 43 miles of coastline attracts a large number of visitors. Ventura County is not only a port of call for travelers, but also a shipping hub for automobiles and agricultural goods. Port Hueneme serves as a distribution hub for automobile manufacturers and is a collection point for many agricultural goods that are shipped throughout the United States. According to the U.S. Census Bureau, Asian Americans account for 6.7% of the 850,536 residents in Ventura County as of July 1, 2016.

We also operate one branch in the Las Vegas-Paradise, Nevada MSA. This MSA is located in the southern part of the state of Nevada, and includes the cities of Las Vegas, Henderson, North Las Vegas, and Boulder City. A central part of the MSA is the Las Vegas Valley, a 600 square mile basin that includes the ’MSA’s largest city, Las Vegas. With a 2016 gross domestic product of approximately $118 billion, this MSA contains the largest concentration of people in the state (approximately 2.2 million), and is a significant tourist destination, drawing over 43 million international and domestic visitors in 2016. According to the U.S. Census Bureau, Asian Americans account for 10.1% of the over 2.1 million residents in Clark County as of July 1, 2016.

Our Competition

We view the Chinese-American banking market, including RBB, as comprised of 37 banks divided into three segments: publicly-traded banks (4 banks), locally-owned banks (29 banks), and banks that are subsidiaries of Taiwanese or Chinese banks (4 banks). Fifteen of the locally-owned banks are based in California. We are currently the sixth-largest bank among this group of 37 banks.

In addition to these Chinese-American banks, we also compete with other banks in the region, particularly with Korean-American banks in our SFR and SBA lending areas. Although we were founded by and market primarily to Chinese Americans, we are broadening our marketing efforts to include all categories of Asian Americans. In certain geographic markets where we currently operate, there is overlap between Chinese-American, Korean-American and other Asian-American banks for loan and deposit business. We aim to grow both organically and potentially through acquisitions in these markets.

Lending Activities

Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., businesses versus individuals), type of loan product (e.g., owner occupied commercial real estate, commercial loans, etc.), geographic location and industries in which our business customers are engaged (e.g., manufacturing, retail, hospitality, etc.). We principally focus our lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high-quality business and individual borrowers in the communities that we serve.

We have an extensive loan approval process in which we require not only financial and other information from our borrowers, but our loan and executive officers have an extensive knowledge of the local market area and of the borrower’s past transactions. After receiving an extensive application and loan documentation and conducting an extensive review, our loan officers meet on a very frequent basis concerning the loan request. After reaching a consensus decision to approve, the loan officer will then submit the loan to the chief executive officer for approval, and if the loan request is above the chief executive officer’s lending limit, it will be referred to the board of directors for decision.

We have four principal lending areas:

Commercial and Industrial Loans. We have significant expertise in small to middle market commercial and industrial lending. Our success is the result of our product and market expertise, and our focus on delivering high-quality, customized and quick turnaround service for our clients due to our focus on maintaining an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision making and responsiveness to our clients, on the other hand, which has allowed us to grow our commercial and industrial loan portfolio since December 31, 2010, while maintaining strong asset quality. As of March 31, 2018, we had outstanding commercial and industrial loans of $278.4 million, or 22.1% of our total loan portfolio. As of December 31, 2017, we had outstanding commercial and industrial loans of $280.8 million, or 22.5% of our total loan portfolio. We did not have any non-performing commercial and industrial loans as of March 31, 2018, December 31, 2017 or December 31, 2016.

We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and for international trade financing. Commercial and industrial loans include lines of credit with a maturity of one year or less, commercial and industrial term loans with maturities of five years or less, shared national credits with maturities of five years or less, mortgage warehouse lines with a maturity of one year or less, bank subordinated debentures with a maturity of 10 years, callable in five years, purchased receivables with a maturity of two months or less, and international trade discounts a maturity of three months or less.

We originate commercial and industrial lines of credit, term loans, mortgage warehouse lines and international trade discounts which totaled $186.7 million as of March 31, 2018, $189.2 million as of December 31, 2017 and $150.8 million at December 31, 2016. The interest rate on these loans are generally Wall Street Journal Prime or Prime rate based.

We purchase shared national credits for the purpose of using our excess capital. These loans consist of large syndicated loans to companies with stable credit ratings. We limit these type of loans to 10% of our total loans. These loans are floating rate loans based on LIBOR. The shared national credit portfolio totaled $82.0 million as of March 31, 2018, $77.7 million as of December 31, 2017 and $28.6 million as of December 31, 2016.

We originate purchased receivables as a cash management tool. These loans are to large companies with investment grade bond and commercial paper ratings and the purchased receivables are managed through our investment policy. We limit purchased receivables to 45% of our security portfolio and 45% of our Tier 1 capital. The purchased receivable portfolio totaled $9.7 million as of March 31, 2018, $10.4 million at December 31, 2017 and $22.4 million at December 31, 2016.

We purchase subordinated debentures of other community banks in limited amounts not to exceed $1.0 million by individual issuer and not more than $10.0 million in total. Most of these loans have a fixed rate for five years then float to LIBOR. The subordinated debentures portfolio totaled $3.5 million as of March 31, 2018, $3.5 million at December 31, 2017 and $2.0 million at December 31, 2016. We also purchase subordinated debentures in our securities portfolio. We decide whether to treat the debenture as a loan or a security based on the liquidity of the asset. We determine liquidity by the size of the offering and by whether the security can be held in electronic form. The total community bank subordinated debenture portfolio amounted to $10 million at March 31, 2018, $10 million at December 31, 2017 and $5.0 million at December 31, 2016, with $3.5 million, $3.5 million and $2.0 million classified as loans as of such respective dates. We started this program after we issued our long-term debt in March 2016 to offset a portion of the interest rate risk on the $50.0 million of long-term debt that we issued.

Our trade finance unit supplies financial needs to many of our core customers including trade financing needs for many of our commercial and industrial loan customers. The unit provides, international letters of credit, SWIFT, export advice, trade finance discounts and foreign exchange. Our trade finance area has a correspondent relationship with many of the largest banks in China, Taiwan, Vietnam, Hong Kong and Singapore. All of our international letters of credit, SWIFT, export advice and trade finance discounts are denominated in U.S. currency, and all foreign exchange is issued through a major bank that is also denominated in U.S. currency. As a result, we and our clients are not subject to foreign currency fluctuations, and, therefore, we do not have a need to engage in transactions designed to hedge against foreign currency fluctuations and risk.

The majority of our commercial and industrial loans are secured by business assets or by real estate; however, the underwriting is often dependent on the operating cash flows of the business involved. Repayment of these loans is often more sensitive than other types of loans to adverse conditions in the general economy, which in turn increases repayment risk.

Commercial Real Estate Loans. We offer real estate loans for owner occupied and non-owner occupied commercial property, including loans secured by single-family residences for a business purposes, multi-family residential property and construction and land development loans. Our management team has an extensive knowledge of the markets where we operate and our borrowers and takes a conservative approach to commercial real estate lending, focusing on what we believe to be high quality credits with low loan-to-value ratios income-producing properties with strong cash flow characteristics, and strong collateral profiles. The interest rate for the majority of these loans are Prime based and have a maturity of five years or less except for the single-family residential loans originated for a business purpose which may have a maturity of one year. At March 31, 2018 and December 31, 2017, approximately 6.8% and 8.5% of the commercial real estate loan portfolio consisted of fixed rate loans, respectively. Our loan-to-value policy limits are 75% for commercial real estate loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner occupied offices, warehouses and production facilities, office buildings, hotels, mixed-use residential and commercial, retail centers, multi-family properties and assisted living facilities.

The total commercial real estate portfolio was $358.5 million at March 31, 2018, $354.8 million at December 31, 2017 and $379.6 million at December 31, 2016, respectively, of which $199.3 million $204.6 million and $159.5 million, respectively, were secured by owner occupied properties. The multi-family residential loan portfolio totaled $107.6 million as of March 31, 2018, $102.7 million as of December 31, 2017 and $70.6 million as of December 31, 2016. The single-family residential loan portfolio originated for a business purpose totaled $33.9 million as of March 31, 2018, $38.5 million as of December 31, 2017 and $51.6 million as of December 31, 2016. Our non-performing commercial real estate loans as of March 31, 2018 were $2.1 million, at December 31, 2017 were $2.1 million and at December 31, 2016 were $2.3 million.

Like commercial and industrial loans, one primary repayment risk for commercial real estate loans is the interruption or discontinuance of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations or other events not under the control of the borrower. Additionally, adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Construction and land development loans. Our construction and land development loans are comprised of residential construction, commercial construction and land acquisition and development construction. Interest reserves are generally established on real estate construction loans. These loans are typically Prime based and have maturities of less than 18 months. Our loan-to-value policy limits are 75% for construction and land development loans. As of March 31, 2018, our real estate construction loan portfolio was divided among the foregoing categories as follows: $60.5 million, or 59.7%, for residential construction; $31.6 million, or 31.2%, commercial construction; and $9.2 million, or 9.1%, land acquisition and development. As of December 31, 2017, our real estate construction loan portfolio was divided among the foregoing categories as follows: $51.4 million, or 55.1%, residential construction; $31.8 million, or 30.1%, commercial construction; and $8.8 million, or 14.8%, land acquisition and development.

The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower.

SBA Loans. We are designated a Preferred Lender under the SBA Preferred Lender Program. We offer mostly SBA 7(a) variable-rate loans. We originate all loans to hold for investment and move loans to available for sale as management decides which loans to sell. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs or business expansions. SBA loans can have any maturity up to 25 years. Typically, non-real estate secure loans mature in less than 10 years. Collateral may also include inventory, accounts receivable and equipment, and includes personal guarantees. Our unguaranteed loans collateralized by real estate are monitored by collateral type and included in our CRE Concentration Guidance as previously discussed. From time to time, we will also originate SBA 504 loans.

We originate SBA loans through our branch staff, loan officers and through SBA brokers. For the first quarter of 2018, $8.4 million or 100% of SBA loan originations were produced by branch staff and loan officers. We did not have any loans referred by SBA brokers in the first quarter of 2018. For 2017, $17.1 million or 19.6% of SBA loan originations were produced by branch staff and loan officers. The remaining $66.3 million was referred to us through SBA brokers.

As of March 31, 2018 our SBA portfolio totaled $114.7 million of which $41.4 million is guaranteed by the SBA and $73.3 million is unguaranteed, of which $69.5 million is secured by real estate and $3.8 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of March 31, 2018, $37.4 million or 51.0% is secured by hotel/motels; $12.1 million or 16.5% by gas stations; and $23.9 million or 32.5% in other real estate types. We further analyze the unguaranteed portfolio by location. As of March 31, 2018, $58.9 million or 41.1% is located in California; $3.1 million or 3.6% is located in Nevada; $23.4 million or 19.1% is located in Texas; $18.7 million or 14.1% is located in Washington; and $27.7 million or 22.0% is located in other states.

As of December 31, 2017 our SBA portfolio totaled $131.4 million of which $53.9 million is guaranteed by the SBA and $77.4 million is unguaranteed, of which $74.3 million is secured by real estate and $3.2 million is unsecured or secured by business assets. As of December 31, 2017, $44.3 million or 57.2% is secured by hotel/motels; $11.5 million or 14.9% by gas stations; and $21.6 million or 27.9% in other real estate types. We further analyze the unguaranteed portfolio by location. As of December 31, 2017, $58.9 million or 41.1% is located in California; $3.1 million or 3.6% is located in Nevada; $23.4 million or 19.1% is located in Texas; $18.7 million or 14.1% is located in Washington; and $27.7 million or 22.0% is located in other states.

SFR Loans. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through correspondent relationships or through our branch network or retail channel to accommodate the needs of the Asian-American market. Our loan product is a seven-year hybrid adjustable mortgage with a current start rate of 4.75% which re-prices after seven years to the one-year LIBOR plus 2.75%. We take a comprehensive and conservative approach to mortgage underwriting, as the average loan-to-value of the portfolio was 59.5% and 59.6%, the average FICO score was 752 and 751 and the average duration of the portfolio was 4.0 and 4.7 years as of March 31, 2018 and December 31, 2017, respectively. We also offer qualified mortgage program as a correspondent to major banking financial institutions. As of March 31, 2018 and December 31, 2017, we had $267.6 million and $248.9 million of single-family residential real estate loans, representing 21.1% and 19.9% of our total loan portfolio, and we didn’t have any non-performing single-family residential real estate loans as of March 31, 2018 and December 31, 2017, respectively.

We originate these non-qualified single-family residential mortgage loans both to sell and hold for investment. The loans held for investment are generally originated through our retail branch network to our customers, many of whom establish a deposit relationship with us. During the first quarter of 2018, we originated $28.1 million of such loans through our retail channel and $91.8 million through our correspondent channel.

During 2017, we originated $149.0 million of such loans through our retail channel and $256.7 million through our correspondent channel.

We sell many of these non-qualified single-family residential mortgage loans to other Asian-American banks. While our loan sales to date have been primarily to two banks, we expect to be expanding our network of banks who will acquire our single-family loan product. The loans are sold with no representation or warranties and with a replacement feature for the first 90-days if the loan pays off early. As a condition of the sale, the buyer must have the loans audited for underwriting and compliance standards. During the first quarter of 2018, we originated $126.5 million of residential mortgage loans and sold $38.9 million to other banks in our market. During 2017, we originated $407.3 million of single-family residential mortgage loans and sold $171.4 million to other banks in our market. Single-family residential real estate loans, also includes balloon and home equity loans acquired in the LANB merger. We no longer originate these types of loans. However, we do offer our single-family residential mortgage loan product to our customers with reduced fees when the balloon loan matures. As of March 31, 2018, we had a total of $160,000 of balloon notes and $2.0 million of home equity loans. As of December 31, 2017, we had a total of $1.9 million of balloon notes and $2.0 million of home equity loans. Total single-family residential mortgages increased $92.5 million, or 59.1%, to $248.9 million as of December 31, 2017 as compared to $156.4 million at December 31, 2016, and increased $18.7 million, or 7.5%, to March 31, 2018.

In addition, our SFR mortgage lending unit originates mortgage warehouse lines to our correspondents. These loans are managed in our commercial and industrial lending unit and totaled $26.5 million and $15.3 million as of March 31, 2018 and December 31, 2017, respectively.

Our single-family residential real estate portfolio is secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties located in California. Single-family residential mortgage loans held for sale are generally sold with the servicing rights retained.

Asset Quality

The Bank’s lending and credit policies require management to regularly review the Bank’s loan portfolio so that the Bank can monitor the quality of its assets. If during the ordinary course of business, management becomes aware that a borrower may not be able to meet the contractual payment obligations under a loan, then that loan is supervised more closely with consideration given to placing the loan on non-accrual status, the need for an additional allowance for loan losses, and (if appropriate) partial or full charge-off.

Under the Bank’s current policy, a loan will generally be placed on a non-accrual status if interest or principal is past due 90 days or more, or in cases where management deems the full collection of principal and interest unlikely. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed and charged against current income, and subsequent payments received are generally first applied towards the outstanding principal balance of the loan. Depending on the circumstances, management may elect to continue the accrual of interest on certain past due loans if partial payment is received or the loan is well-collateralized, and in the process of collection. The loan is generally returned to accrual status when the borrower has brought the past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled. A non-accrual loan may also be returned to accrual status if all principal and interest contractually due are reasonably assured of repayment within a reasonable period and there has been a sustained period of payment performance, generally six months.

Information concerning non-performing loans, restructured loans, allowance for credit losses, loans charged-off, loan recoveries, and other real estate owned is included in Part II — Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in Note 5 to the Consolidated Financial Statements.

Securities

We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:

•

provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

•	serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes; and

•	serve as a tool for modifying our interest rate risk profile pursuant to our established policies.

Our investment portfolio is comprised primarily of U.S. government agency securities, corporate note securities, mortgage-backed securities backed by government-sponsored entities and taxable and tax exempt municipal securities.

Our investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board, CEO, CFO and members of our ALCO. Our board of directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO and CFO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.

Deposits

The quality of our deposit franchise and access to stable funding are key components to our success. We offer traditional depository products, including checking, savings, money market and certificates of deposits, to individuals, businesses, municipalities and other entities through our branch network throughout our market areas. Deposits at the Bank are insured by the FDIC up to statutory limits.

As a Chinese-American business bank that focuses on successful businesses and their owners, many of our depositors choose to leave large deposits with us. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. As of March 31, 2018, 80.3% or $1.1 billion of our relationships are considered core relationships. As of December 31, 2017, 75.2% or $1.0 billion of our relationships are considered core relationships.

As of March 31, 2018, our top ten relationships totaled $338.6 million of which five are to directors and shareholders of RBB for a total of $115.4 million, or 34.1%, of our top ten deposit relationships. As of March 31,

2018, our directors and shareholders with deposits over $250,000 totaled $255.6 million or 35.0% of all relationships over $250,000. Many of our management team members, including in many cases branch managers, have worked together for up to 30 years, and our deposits relationships have been cultivated over that time period. Many of our depositors have relationships with executive officers and our board of directors. Our ability to gather deposits, particularly core deposits, is an important aspect of our business franchise and we believe core deposits are a significant driver of franchise value as a cost efficient and stable source of funding to support our growth. As of March 31, 2018, we had $1.4 billion of total deposits, with a total interest-bearing deposit cost of 1.07% (76.7% core deposits as defined above) for the quarter ended March 31, 2018.

As of December 31, 2017, our top ten relationships totaled $327.4 million of which three are to directors and shareholders of RBB for a total of $92.7 million, or 28.3%, of our top ten deposit relationships. As of December 31, 2017, our directors and shareholders with deposits over $250,000 totaled $246.1 million or 34.1% of all relationships over $250,000. As of December 31, 2017, we had $1.3 billion of total deposits, with a total interest-bearing deposit cost of 0.99% (75.2% core deposits as defined above) for the year 2017.

Liquidity

Our deposit base consists primarily of business accounts and deposits from the principals of such businesses. As a result, we have many depositors with balances over $250,000. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets such as fed funds and account receivables, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Other Subsidiaries

TFC Statutory Trust. In connection with our 2016 acquisition of TomatoBank and its holding company, TFC, RBB acquired the Trust, a statutory business trust that was established by TFC in 2006 as a wholly-owned subsidiary. The Trust issued trust preferred securities representing undivided preferred beneficial interests in the assets of the Trust. The proceeds of these trust preferred securities were invested in certain securities issued by us, with similar terms to the relevant series of securities issued by the Trust, which we refer to as subordinated debentures. RBB guarantees on a limited basis the payments of distributions on the capital securities of the Trust and payments on redemption of the capital securities of the Trust. RBB is the owner of all the beneficial interests represented by the common securities of the Trust.

RBB Asset Management Company. In 2012, as a result of our acquisitions of FAB and VCBB, we established RBB Asset Management Company, or RAM, as a wholly-owned subsidiary of RBB. In March 2013, RAM purchased approximately $6.5 million in loans and $1.7 million in OREO from the Bank that had been acquired in the FAB and VCBB acquisitions. The Bank received a one-time gain on sale on those assets of approximately $1.3 million, which was partially offset by a loss of approximately $782,000. As of March 31, 2018, there was approximately a $353,000 gain still to be recognized on the loans that were sold to RAM in 2013. We may continue to utilize RAM to purchase certain assets from the Bank acquired in acquisitions that we may make in the future.

Employees

As of March 31, 2018, we had approximately 229 employees. As part of the customer-centric culture initiative of our strategic plan, we provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our headquarters office is located at 660 South Figueroa Street, Suite 1888, Los Angeles, California 90017. The headquarters is in downtown Los Angeles at “Metro Center” and houses our risk management unit, including compliance and BSA groups, and our multi-family residential mortgage group. The lease expires in May 2018, and we extended it to December 31, 2018 until our new headquarters located at 1055 Wilshire Blvd., Los Angeles, California 90017, is completed. Our administrative center is located in at 123 East Valley Blvd., San Gabriel, California and houses our commercial real estate and commercial and industrial lending groups, trade finance, credit administration and administrative groups. The lease expires at the end of 2018. Our operation center is located at 7025 Orangethorpe Avenue, Buena Park, California 90621 and was acquired in the acquisition of LANB. It has approximately 7,000 square feet and houses operations, IT and finance groups. At the end of our leases at our headquarters and administrative center we plan to consolidate those functions in one location in the San Gabriel Valley.

We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. None of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing.

Legal Proceedings

In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. In addition, we have been named as a defendant in a lawsuit brought by a former shareholder of TFC related to a tender offer conducted by TFC several months prior to our contact with TFC and its representatives regarding a potential transaction with TFC and its wholly-owned subsidiary, TomatoBank. The amount claimed by the plaintiff is considered to be immaterial to RBB’s consolidated financial statements. We believe the plaintiff’s claims against us are without merit and we intend to vigorously defend against them. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Corporate Information

Our principal executive offices are located at 660 S. Figueroa St., Suite 1888, Los Angeles, California 90017, and our telephone number at that address is (213) 627-9888. Our website address is www.royalbusinessbankusa.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

Available Information

We invite you to visit our website at www.royalbusinessbankusa.com, to access free of charge the Bancorp’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, all of which are made available as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The content of our website is not incorporated into and is not part of this Annual Report on Form 10-K. In addition, you can write to us to obtain a free copy of any of those reports at RBB Bancorp, 660 Figueroa Street, Suite 1888, Los Angeles, California 90017, Attn: Investor Relations. These reports are also available through the SEC’s Public Reference Room, located at 100 F Street NE, Washington, DC 20549 and online at the SEC’s website, located at www.sec.gov. Investors can obtain information about the operation of the SEC’s Public Reference Room by calling 800-SEC-0330.

SUPERVISION AND REGULATION

General

Financial institutions, their holding companies and their affiliates are extensively regulated under U.S. federal and state law. As a result, the growth and earnings performance of RBB and its subsidiaries may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the California Department of Business Oversight (DBO), the Federal Reserve, the FDIC, and the Consumer Finance Protection Bureau (CFPB). Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, anti-money laundering laws enforced by the U.S. Department of the Treasury, or Treasury, and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development (HUD), and agencies such as Fannie Mae and Freddie Mac, have an impact on RBB’s business. The effect of these statutes, regulations, regulatory policies and rules are significant to the financial condition and results of operations of RBB and its subsidiaries, including the Bank, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Additional initiatives may be proposed or introduced before Congress, the California Legislature, and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation, and competitive relationship among financial institutions and may subject us to increased supervision and disclosure and reporting requirements. In addition, the various bank regulatory agencies often adopt new rules and regulations and policies to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulatory changes in policy may be enacted or the extent to which the business of the Bank would be affected thereby. The outcome of examinations, any litigation, or any investigations initiated by state or federal authorities also may result in necessary changes in our operations and increased compliance costs.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subject banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to RBB and its subsidiaries, including the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Financial Holding Company and Bank Regulation

RBB is a financial holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve. RBB is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, RBB and any of its subsidiaries are subject to examination by, and may be required to file reports with, the DBO. DBO approvals are also required for bank holding companies to acquire control of banks. As a California commercial bank, the deposits of which are insured by the FDIC, the Bank is subject to regulation, supervision, and regular examination by the DBO and by the FDIC, as the Bank’s primary federal regulator, and must additionally comply with certain applicable regulations of the Federal Reserve.

The wide range of requirements and restrictions contained in both federal and state banking laws include:

•	Requirements that bank holding companies and banks file periodic reports.

•	Requirements that bank holding companies and banks meet or exceed minimum capital requirements (see “Capital Adequacy Requirements” below).

•

Requirements that bank holding companies serve as a source of financial and managerial strength for their banking subsidiaries. In addition, the regulatory agencies have “prompt corrective action” authority to limit activities and require a limited guaranty of a required bank capital restoration plan by a financial holding company if the capital of a bank subsidiary falls below capital levels required by the regulators. (See “Source of Strength” and “Prompt Corrective Action Provisions” below.)

•

Limitations on dividends payable to stockholders. RBB’s ability to pay dividends is subject to legal and regulatory restrictions. A substantial portion of RBB’s funds to pay dividends or to pay principal and interest on our debt obligations is derived from dividends paid by the Bank. (See “Dividends” below)

•

Limitations on dividends payable by bank subsidiaries. These dividends are subject to various legal and regulatory restrictions. The federal banking agencies have indicated that paying dividends that deplete a depositary institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. (See “Dividends” below)

•

Safety and soundness requirements. Banks must be operated in a safe and sound manner and meet standards applicable to internal controls, information systems, internal audit, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, as well as other operational and management standards. These safety and soundness requirements give bank regulatory agencies significant latitude in exercising their supervisory authority and the authority to initiate informal or formal enforcement actions.

•	Requirements for notice, application and approval, or non-objection of acquisitions and certain other activities conducted directly or in subsidiaries of RBB or the Bank.

•

Compliance with the Community Reinvestment Act (“CRA”). The CRA requires that banks help meet the credit needs in their communities, including the availability of credit to low and moderate income individuals. If the Bank fails to adequately serve its communities, restrictions may be imposed, including denials of applications for branches, for adding subsidiaries or affiliate companies, for engaging in new activities or for the merger with or purchase of other financial institutions. In its last reported examination by the FDIC in March 2016, the Bank received a CRA rating of “Satisfactory.”

•

Compliance with the Bank Secrecy Act, the USA Patriot Act, and other anti-money laundering laws (“AML”), and the regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). (See “Anti-Money Laundering and OFAC Regulations” below.)

•	Limitations on the amount of loans to one borrower and its affiliates and to executive officers and directors.

•	Limitations on transactions with affiliates.

•	Restrictions on the nature and amount of any investments in, and the ability to underwrite, certain securities.

•	Requirements for opening of intra- and interstate branches.

•

Compliance with truth in lending and other consumer protection and disclosure laws to ensure equal access to credit and to protect consumers in credit transactions. (See “Operations and Consumer Compliance Laws” below.)

•

Compliance with provisions of the Gramm-Leach-Bliley Act of 1999 (“GLB Act”) and other federal and state laws dealing with privacy for nonpublic personal information of customers. The federal bank regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, the nature and amount of and collateral for certain loans, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions. California banks are also subject to statutes and regulations including Federal Reserve Regulation O and Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to “insiders,” including officers, directors, and principal shareholders, and affiliates, and purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and only on terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. The Dodd-Frank Act expanded definitions and restrictions on transactions with affiliates and insiders under Sections 23A and 23B, and also lending limits for derivative transactions, repurchase agreements and securities lending, and borrowing transactions.

The Bank operates branches and/or loan production offices in California and Nevada. While the DBO remains the Bank’s primary state regulator, the Bank’s operations in these jurisdictions are subject to examination and supervision by local bank regulators, and transactions with customers in those jurisdictions are subject to local laws, including consumer protection laws.

CFPB Actions

The Dodd-Frank Act provided for the creation of the CFPB as an independent entity within the Federal Reserve with broad rulemaking, supervisory, and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB’s functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining bank consumer transactions, and enforcing rules related to consumer financial products and services. CFPB regulations and guidance apply to all financial institutions and banks with $10 billion or more in assets, which are also subject to examination by the CFPB. As the Bank has less than $10 billion in assets, it is not examined for compliance with CFPB regulation by the CFPB, although it is examined by the FDIC and the DBO.

The CFPB has enforcement authority over unfair, deceptive or abusive act and practices (“UDAAP”). UDAAP is considered one of the most far reaching new enforcement tools at the disposal of the CFPB and covers all consumer and small business financial products or services such as deposit and lending products or services such as overdraft programs and third-party payroll card vendors. It is a wide-ranging regulatory net that potentially picks up the gaps not included in other consumer laws, rules and regulations. Violations of UDAAP can be found in many areas and can include advertising and marketing materials, the order of processing and paying items in a checking account or the design of client overdraft programs. The scope of coverage includes not only direct interactions with clients and prospects but also actions by third-party service providers. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Additionally, in 2014, the CFPB adopted revisions to Regulation Z, which implement the Truth in Lending Act, pursuant to the Dodd-Frank Act, and apply to all consumer mortgages (except home equity lines of credit, timeshare plans, reverse mortgages, or temporary loans). The revisions mandate specific underwriting criteria for home loans in order for creditors to make a reasonable, good faith determination of a consumer’s ability to repay and establish certain protections from liability under this requirement for “qualified mortgages” meeting certain standards. In particular, it will prevent banks from making “no doc” and “low doc” home loans, as the rules require that banks determine a consumer’s ability to pay based in part on verified and documented information. We do originate certain “low doc” loans that meet specific underwriting criteria. Given the small volume of such loans, we do not believe that this regulation will have a significant impact on our operations.

Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are “reasonable and proportional” to the costs incurred by issuers for processing such transactions.

Interchange fees, or “swipe” fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

Financial Regulatory Reform

The Dodd-Frank Act, which was signed into law in July 2010, implemented sweeping reform across the U.S. financial regulatory framework, including, among other changes:

(i)	creating a Financial Stability Oversight Council tasked with identifying and monitoring systemic risks in the financial system;

(ii)	creating the Consumer Finance Protection Bureau (CFPB), which is responsible for implementing, examining and enforcing compliance with federal consumer financial protection laws;

(iii)

requiring the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;

(iv)	imposing more stringent capital requirements on bank holding companies and subjecting certain activities, including interstate mergers and acquisitions, to heightened capital conditions;

(v)	with respect to mortgage lending:

(a)	significantly expanding requirements applicable to loans secured by 1-4 family residential real property;

(b)	imposing strict rules on mortgage servicing, and

(c)

required the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards;

(vi)

changing the assessment base for federal deposit insurance from the amount of the insured deposits held by the depository institution to the depository institution’s average total consolidated assets less tangible equity, eliminating the ceiling on the size of the FDIC’s Deposit Insurance Fund and increasing the floor of the size of the FDIC’s Deposit Insurance Fund;

(vii)

eliminating all remaining restrictions on interstate banking by authorizing state banks to establish de novo banking offices in any state that would permit a bank chartered in that state to open an banking office at that location;

(viii)	repealing the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts; and

(ix)

in the so-called “Volcker Rule”, subject to numerous exceptions, prohibiting depository institutions and affiliates from certain investments in, and sponsorship of, hedge funds and private equity funds and from engaging in proprietary trading.

On February 3, 2017, the President signed an executive order calling for his administration to review existing U.S. financial laws and regulations, including the Dodd-Frank Act, in order to determine their consistency with a set of “core principles” of financial policy. The core financial principles identified in the executive order include the following: empowering Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; preventing taxpayer-funded bailouts; fostering economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; enabling American companies to be competitive with foreign firms in domestic and foreign markets; advancing American interests in international financial regulatory negotiations and meetings; and restoring public accountability within Federal financial regulatory agencies and “rationalizing” the Federal financial regulatory framework.

Although the order does not specifically identify any existing laws or regulations that the administration considers to be inconsistent with the core principles, areas that the mandated agency report may ultimately identify for reform include the Volcker Rule; any “fiduciary” standard applicable to investment advisers and broker-dealers; and the powers, structure and funding arrangements of the Financial Stability Oversight Council, the Office of Financial Research, the prudential bank regulators, the SEC, U.S. Commodity Futures Trading Commission, and CFPB. While some changes can be implemented by the regulatory agencies themselves, implementing much of the anticipated agenda of changes would require legislation from Congress.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. Although the reforms primarily target systemically important financial service providers, the Dodd-Frank Act’s influence has and is expected to continue to filter down in varying degrees to smaller institutions over time. We will continue to evaluate the effect of the Dodd-Frank Act; however, in many respects, the ultimate impact of the Dodd-Frank Act will not be fully known for years, and no current assurance may be given that the Dodd-Frank Act, or any other new legislative changes, will not have a negative impact on the results of operations and financial condition of the Company and the Bank.

On May 24, 2018, President Trump signed a regulatory relief bill that made significant changes to the Dodd-Frank Act. The more significant items impacting the Bank and other community banks are as follows:

•	Made it easier for banks under $10 billion in assets to meet the qualified mortgage status for mortgage loans originated and retained in its portfolio;

•

Under the new law, regulators will create a community bank (assets less than $10 billion) leverage ratio of tangible equity/average assets between 8% and 10%. Banks that maintain a higher capital ratio would automatically be deemed to be in compliance with the capital and leverage requirements. This will allow community banks to escape parts of the more complex Basel III capital requirements;

•	Exempts institutions with less than $10 billion assets and total trading assets and trading liabilities of less than 5% of total assets from the Volker Rule;

•

Extends the regulatory examination cycle to 18 months (from current one year level) for banks with less than $3 billion assets. Previously, only banks with less than $1 billion in assets could have an extended examination cycle;

•

Raises the eligibility for shorter call report forms for institutions to $5 billion of assets from the previous $1 billion threshold. The revised call report can be used in the first and third quarters by well rated community banks below that $5 billion level;

•	Banks that originate less than 500 mortgage loans a year would be exempt from added Home Mortgage Disclosure Act requirements mandated by Dodd-Frank Act;

•

The law provides an exemption from escrow requirements under the truth-in-lending act for certain loans made by institutions with less than $10 billion assets that have originated 1,000 or fewer loans secured by a first lien. It also eases the appraisal requirements in rural areas where appraisers are hard to find;

•

The law has regulatory relief for reciprocal deposits with other banks. A well capitalized bank with a CAMEL rating of 1 or 2 will be able to hold the lesser of $5 billion or 20% of its total liabilities in reciprocal deposits without them being treated as brokered deposits;

•

The law eases capital rules for certain high-volatility commercial real estate (HVCRE) loans. Under the law, a loan does not qualify as a HVCRE if development or construction is complete and cash flow is sufficient to support the debt service and operating expenses to the satisfaction of the lender;

•	Raises the eligibility requirement for using the Board of Governors of the Federal Reserve System’s Small Bank Holding Company Policy Statement from $1 billion in assets to $3 billion in assets;

•	Repeals the Department of Labor’s fiduciary rule, which aimed to minimize supposedly conflicted investment advice given to retirement savers; and

•	Exempts from stress test requirements entirely banks with under $100 billion in assets.

Regulatory Capital Requirements

The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations, both for transactions reported on the balance sheet as assets and for transactions, such as letters of credit and recourse arrangements, that are recorded as off-balance sheet items. In 2013, the Federal Reserve, FDIC, and Office of the Comptroller of the Currency issued final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee’s December 2010 framework, commonly referred to as Basel III, for strengthening international capital standards, as well as implementing certain provisions of the Dodd-Frank Act.

The minimum capital standards effective and applicable to us prior to us becoming subject to the Basel III Capital Rules on January 1, 2015 were:

•	a leverage requirement, consisting of a minimum ratio of Tier 1 Capital to total adjusted book assets of at least 4%, and

•	risk-based capital requirements consisting of a minimum ratio of Total Capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 Capital to total risk-weighted assets of 4%.

For the periods prior to January 1, 2015, Tier 1 Capital consisted primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total Capital consisted primarily of Tier 1 Capital plus Tier 2 Capital, which included other non-permanent capital items, such as certain other debt and equity instruments that did not qualify as Tier 1 Capital, and a portion of the Bank’s allowance for loan losses. Further, risk-weighted assets for the purpose of the risk-weighted ratio calculations were balance sheet assets and off-balance sheet exposures to which required risk weightings of 0% to 100% were applied.

Prior to us becoming subject to the Basel III Capital Rules on January 1, 2015, in order to be “well-capitalized” a banking organization must have maintained:

•	a leverage ratio of Tier 1 Capital to total assets of 5% or greater,

•	a ratio of Tier 1 Capital to total risk-weighted assets of 6% or greater, and

•	a ratio of Total Capital to total risk-weighted assets of 10% or greater.

The Basel III Capital Rules became effective for RBB and the Bank on January 1, 2015 (subject to phase-in periods for some of their components). The Basel III Capital Rules: (i) introduce a new capital measure called Common Equity Tier I, or CET1, and a related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier I capital consists of CET1 and “Additional Tier I capital” instruments, which are instruments treated as Tier I instruments under the prior capital rules that meet certain revised requirements; (iii) mandate that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions from and adjustments to capital, as compared to existing regulations. Under the Basel III Capital Rules, for most banking organizations, the most common form of Additional Tier I capital is noncumulative perpetual preferred stock and the most common form of Tier II capital is subordinated notes and a portion of the allowance for loan and lease losses, in each case, subject to the Basel III Capital Rules’ specific requirements.

Under the Basel III Capital Rules, the following are the initial minimum capital ratios applicable to RBB and the Bank as of January 1, 2015:

•	4.0% Tier I leverage ratio;

•	4.5% CET1 to risk-weighted assets;

•	6.0% Tier I capital (that is, CET1 plus Additional Tier I capital) to risk-weighted assets; and

•	8.0% total capital (that is, Tier I capital plus Tier II capital) to risk-weighted assets.

The Basel III Capital Rules also introduced “capital conservation buffer,” composed entirely of CET1, on top of these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). In 2016, banking organizations including RBB and the Bank were required to maintain a CET1 capital ratio of at least 5.125%, a Tier I capital ratio of at least 6.625%, and a total capital ratio of at least 8.625% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When fully phased-in on January 1, 2019, RBB and the Bank must maintain the following minimum capital ratios:

•	4.0% Tier I leverage ratio;

•	4.5% CET1 to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%;

•	6.0% Tier I capital to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum Tier I capital ratio of at least 8.5%; and

•	8.0% total capital to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum total capital ratio of at least 10.5%.

The Basel III Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that (i) mortgage servicing rights, (ii) deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks, and (iii) significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such items, in the aggregate, exceed 15% of CET1. Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and would be phased-in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). Under the Basel III Capital Rules, the effects of certain accumulated other comprehensive income or loss items are not excluded for the purposes of determining regulatory capital ratios; however, non-advanced approaches banking organizations (i.e., banking organizations with less than $250 billion in total consolidated assets or with less than $10 billion of on-balance sheet foreign exposures), including RBB and the Bank, may make a one-time permanent election to exclude these items. RBB and the Bank made this election in the first quarter of 2015’s call reports in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of its available-for-sale investment securities portfolio.

The Basel III Capital Rules prescribe a new standardized approach for risk weightings that expands the risk weighting categories from the previous four Basel I-derived categories (0%, 20%, 50% and 100%) to a larger and more risk-sensitive number of categories, generally ranging from 0% for U.S. Government and agency securities, to 600% for certain equity exposures, depending on the nature of the assets. The new capital rules generally result in higher risk weights for a variety of asset classes, including certain CRE mortgages. Additional aspects of the Basel III Capital Rules that are relevant to RBB and the Bank include:

•

consistent with the Basel I risk-based capital rules, assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;

•

providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (set at 0% under the Basel I risk-based capital rules);

•

assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (set at 100% under the Basel I risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the Basel I risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain high volatility CRE acquisition, development and construction loans; and

•

applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (set at 100% under the Basel I risk-based capital rules).

As of December 31, 2017, RBB’s and the Bank’s capital ratios exceeded the minimum capital adequacy guideline percentage requirements of the federal banking agencies for “well capitalized” institutions under the Basel III capital rules on a fully phased-in basis.

With respect to the Bank, the Basel III Capital Rules also revise the PCA regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as discussed below under “PCA”.

Prompt Corrective Action (PCA)

The Federal Deposit Insurance Act, as amended, or FDIA, requires federal banking agencies to take PCA in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized”, and “critically undercapitalized”. A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The Basel III Capital Rules, revised the PCA requirements effective January 1, 2015. Under the revised PCA provisions of the FDIA, an insured depository institution generally will be classified in the following categories based on the capital measures indicated:

PCA Category	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	CET1 Risk-Based Ratio	Tier I Leverage Ratio
Well capitalized	10%	8%	6.5%	5%
Adequately capitalized	8%	6%	4.5%	4%
Undercapitalized	< 8%	< 6%	< 4.5%	< 4%
Significantly undercapitalized	< 6%	< 4%	< 3.0%	< 3%
Critically undercapitalized	Tangible Equity/Total Assets =< 2%

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios, if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying PCA regulations and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company, if the depository institution would thereafter be “undercapitalized”. “Undercapitalized” institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized”. “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized”, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

The capital classification of a bank holding company and a bank affects the frequency of regulatory examinations, the bank holding company’s and the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. As of December 31, 2017 and March 31, 2018, we met the requirements to be “well-capitalized” based upon the aforementioned ratios for purposes of the prompt corrective action regulations, as currently in effect.

RBB

General. RBB Bancorp, as the sole shareholder of Royal Business Bank, is a financial holding company. As a financial holding company, RBB is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. In accordance with Federal Reserve policy, and as now codified by the Dodd-Frank Act, RBB is legally obligated to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where RBB might not otherwise do so. Under the BHCA, RBB is subject to periodic examination by the Federal Reserve. RBB is required to file with the Federal Reserve periodic reports of RBB’s operations and such additional information regarding RBB and its subsidiaries as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or any acquisition of control by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see “Regulatory Capital Requirements” above.

The BHCA generally prohibits RBB from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking ... as to be a proper incident thereto”. This authority would permit RBB to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. On July 13, 2018, RBB filed a declaration with the Federal Reserve to become a financial holding company, and on July 19, 2018, the Federal Reserve approved RBB’s application.

In order to maintain the RBB’s status as a financial holding company, RBB and the Bank must be well-capitalized, well-managed, and have a least a satisfactory Community Reinvestment Act, or CRA, rating. If the Federal Reserve subsequently determines that RBB, a financial holding company, is not well-capitalized or well-managed, RBB would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on RBB it believes to be appropriate. Furthermore, if the Federal Reserve subsequently determines that the Bank, as a financial holding company subsidiary, has not received a satisfactory CRA rating, RBB would not be able to commence any new financial activities or acquire a company that engages in such activities.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

Under the California Financial Code, any proposed acquisition of “control” of the Bank by any person (including a company) must be approved by the Commissioner of the DBO. The California Financial Code

defines “control” as the power, directly or indirectly, to direct the Bank’s management or policies or to vote 25% or more of any class of the Bank’s outstanding voting securities. Additionally, a rebuttable presumption of control arises when any person (including a company) seeks to acquire, directly or indirectly, 10% or more of any class of the Bank’s outstanding voting securities.

Capital Requirements. Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements, as affected by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see “Regulatory Capital Requirements” above.

Dividend Payments. RBB’s ability to pay dividends to its shareholders may be affected by both general corporate law considerations and the policies of the Federal Reserve applicable to bank holding companies. As a California corporation, RBB is subject to the limitations of California law, which allows a corporation to distribute cash or property to shareholders, including a dividend or repurchase or redemption of shares, if the corporation meets either a retained earnings test or a “balance sheet” test. Under the retained earnings test, RBB may make a distribution from retained earnings to the extent that its retained earnings exceed the sum of (a) the amount of the distribution plus (b) the amount, if any, of dividends in arrears on shares with preferential dividend rights. RBB may also make a distribution if, immediately after the distribution, the value of its assets equals or exceeds the sum of (a) its total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. A California corporation may specify in its articles of incorporation that distributions under the retained earnings test or balance sheet test can be made without regard to the preferential rights amount. RBB’s articles of incorporation do not address distributions under either the retained earnings test or the balance sheet test.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) RBB’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with RBB’s capital needs and overall current and prospective financial condition; or (iii) RBB will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three year period that began on January 1, 2016. See “Regulatory Capital Requirements” above.

The terms of our Junior Subordinated Notes also limit our ability to pay dividends on our common stock. If we are not current on our payment of interest on our Junior Subordinated Notes, we may not pay dividends on our common stock. The amount of future dividends by RBB will depend on our earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors in accordance with the capital management and dividend policy.

The Bank is a legal entity that is separate and distinct from its holding company. RBB is dependent on the performance of the Bank for funds which may be received as dividends from the Bank for use in the operation of RBB and the ability of RBB to pay dividends to stockholders. Future cash dividends by the Bank will also depend upon management’s assessment of future capital requirements, contractual restrictions, and other factors. When phased in, the new capital rules will restrict dividends by the Bank if the capital conservation buffer is not achieved.

Regal Business Bank

General. The Bank is a California-chartered bank, but is not a member of the Federal Reserve System (a “non-member bank”). The deposit accounts of the Bank are insured by the FDIC’s Deposit Insurance Fund (DIF) to the maximum extent provided under federal law and FDIC regulations. As a California-chartered FDIC-insured non-member bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the DBO, the chartering authority for California banks, and as a non-member bank, the FDIC.

Supervisory Assessments. California-chartered banks are required to pay supervisory assessments to the DBO to fund its operations. The amount of the assessment paid by a California bank to the DBO is calculated on the basis of the institution’s total assets, including consolidated subsidiaries, as reported to the DBO. During the year ended December 31, 2017, the Bank paid supervisory assessments to the DBO totaling $126,000.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see “Regulatory Capital Requirements” above.

Dividend Payments. The primary source of funds for RBB is dividends from the Bank. Under the California Financial Code, the Bank is permitted to pay a dividend in the following circumstances: (i) without the consent of either the DBO or the Bank’s shareholders, in an amount not exceeding the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less the amount of any distributions made during the prior period; (ii) with the prior approval of the DBO, in an amount not exceeding the greatest of: (a) the retained earnings of the Bank; (b) the net income of the Bank for its last fiscal year; or (c) the net income for the Bank for its current fiscal year; and (iii) with the prior approval of the DBO and the Bank’s shareholders in connection with a reduction of its contributed capital. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three-year period that began on January 1, 2016. See “Regulatory Capital Requirements” above.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2017 and March 31, 2018.

Transactions with Affiliates and Insiders. The Bank is subject to certain restrictions imposed by federal law on “covered transactions” between the Bank and its “affiliates.” RBB is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to RBB, investments in the stock or other securities of RBB and the acceptance of the stock or other securities of RBB as collateral for loans made by the Bank. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of RBB and its subsidiaries, to principal shareholders of RBB and to “related interests” of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of RBB or the Bank, or a principal shareholder of RBB, may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. California banks, such as the Bank, may, under California law, establish a banking office so long as the bank’s board of directors approves the banking office and the DBO is notified of the establishment of the banking office. Deposit-taking banking offices must be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Community Reinvestment Act Requirements. The CRA requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank’s record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of the Bank’s effectiveness in meeting its CRA requirements. The Bank received a “satisfactory” rating on its most recent CRA examination, which was conducted in February 2017.

Anti-Money Laundering and Office of Foreign Assets Control Regulation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between financial institutions and law enforcement authorities. Banking regulators also examine banks for compliance with the economic sanctions regulations administered by the Office of Foreign Assets Control, or OFAC. Failure of a financial institution to maintain and implement adequate anti-money laundering and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. Concentration risk exists when financial institutions deploy too many assets to any one industry or segment. Concentration stemming from commercial real estate is one area of regulatory concern. The CRE Concentration Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Concentration Guidance does not limit banks’ levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Based on the Bank’s loan portfolio, the Bank does not exceed these guidelines.

Consumer Financial Services

Banks and other financial institutions are subject to numerous laws and regulations intended to protect consumers in their transactions with banks. These laws include, among others, laws regarding unfair and deceptive acts and practices and usury laws, as well as the following consumer protection statutes: Truth in Lending Act, Truth in Savings Act, Electronic Fund Transfer Act, Expedited Funds Availability Act, Equal Credit Opportunity Act, Fair and Accurate Credit Transactions Act, Fair Housing Act, Fair Credit Reporting Act, Fair Debt Collection Act, GLB Act, Home Mortgage Disclosure Act, Right to Financial Privacy Act and Real Estate Settlement Procedures Act.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

The structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Mortgage and Mortgage-Related Products, Generally. Because abuses in connection with residential mortgages were a significant factor contributing to the financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower’s ability to repay, while also establishing a presumption of compliance for certain “qualified mortgages”. The Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The risk retention requirement generally is 5%, but could be increased or decreased by regulation. The Bank does not currently expect the CFPB’s rules to have a significant impact on its operations, except for higher compliance costs.

Ability-to-Repay Requirement and Qualified Mortgage Rule. On January 10, 2013, the CFPB issued a final rule implementing the Dodd-Frank Act’s ability-to-repay requirements. Under the final rule, lenders, in assessing a borrower’s ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. The final rule also includes guidance regarding the application of, and methodology for evaluating, these factors.

Further, the final rule clarified that qualified mortgages do not include “no-doc” loans and loans with negative amortization, interest-only payments, balloon payments, terms in excess of 30 years, or points and fees paid by the borrower that exceed 3% of the loan amount, subject to certain exceptions. In addition, for qualified mortgages, the rule mandated that the monthly payment be calculated on the highest payment that will occur in the first five years of the loan, and required that the borrower’s total debt-to-income ratio generally may not be more than 43%. The final rule also provided that certain mortgages that satisfy the general product feature requirements for qualified mortgages and that also satisfy the underwriting requirements of Fannie Mae and Freddie Mac (while they operate under federal conservatorship or receivership), HUD, the Department of Veterans Affairs, the Department of Agriculture or the Rural Housing Service are also considered to be qualified mortgages. This second category of qualified mortgages will phase out as the aforementioned federal agencies issue their own rules regarding qualified mortgages, the conservatorship of Fannie Mae and Freddie Mac ends, and, in any event, after seven years.

As set forth in the Dodd-Frank Act, subprime (or higher-priced) mortgage loans are subject to the ability-to-repay requirement, and the final rule provided for a rebuttable presumption of lender compliance for those loans. The final rule also applied the ability-to-repay requirement to prime loans, while also providing a conclusive presumption of compliance (i.e., a safe harbor) for prime loans that are also qualified mortgages. Additionally, the final rule generally prohibits prepayment penalties (subject to certain exceptions) and sets forth a 3-year record retention period with respect to documenting and demonstrating the ability-to-repay requirement and other provisions.

Mortgage Loan Originator Compensation. As a part of the overhaul of mortgage origination practices, mortgage loan originators’ compensation has been limited such that they may no longer receive compensation based on a mortgage transaction’s terms or conditions other than the amount of credit extended under the mortgage loan. Further, the total points and fees that a bank and/or a broker may charge on conforming and jumbo loans has been limited to 3.0% of the total loan amount. Mortgage loan originators may receive compensation from a consumer or from a lender, but not both. These rules contain requirements designed to prohibit mortgage loan originators from “steering” consumers to loans that provide mortgage loan originators with greater compensation. In addition, the rules contain other requirements concerning recordkeeping.

Residential Mortgage Servicing. Pursuant to the Dodd-Frank Act, the CFPB has implemented certain provisions of the Dodd-Frank Act relating to mortgage servicing through rulemaking. The servicing rules require servicers to meet certain benchmarks for loan servicing and customer service in general. Servicers must provide periodic billing statements and certain required notices and acknowledgments, promptly credit borrowers’ accounts for payments received and promptly investigate complaints by borrowers. Servicers also are required to take additional steps before purchasing insurance to protect the lender’s interest in the property. The servicing rules call for additional notice, review and timing requirements with respect to delinquent borrowers, including early intervention, ongoing access to servicer personnel and specific loss mitigation and foreclosure procedures. The rules provide for an exemption from most of these requirements for “small servicers”, which are defined as loan servicers that service 5,000 or fewer mortgage loans and service only mortgage loans that they or an affiliate originated or own.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, Basel III limits discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds starting January 1, 2016. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Sarbanes-Oxley Act

RBB is subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, requirements for board audit committees and their members, and disclosure of controls and procedures and internal control over financial reporting.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “Prompt Corrective Actions”, the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The DBO also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Additional Constraints on RBB and the Bank

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Volcker Rule. In addition to other implications of the Dodd-Frank Act discussed above, the Dodd-Frank Act amended the BHCA to require the federal regulatory agencies to adopt rules that prohibit banking entities and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This statutory provision is commonly called the “Volcker Rule”. On December 10, 2013, the federal regulatory agencies issued final rules to implement the prohibitions required by the Volcker Rule. Thereafter, in reaction to industry concern over the adverse impact to community banks of the treatment of certain collateralized debt instruments in the final rule, the federal regulatory agencies approved an interim final rule to permit financial institutions to retain interests in collateralized debt obligations backed primarily by trust preferred securities, or TruPS CDOs, from the investment prohibitions contained in the final rule. Under the interim final rule, the regulatory agencies permitted the retention of an interest in or sponsorship of covered funds by banking entities if the following qualifications were met: (i) the TruPS CDO was established, and the interest was issued, before May 19, 2010; (ii) the banking entity reasonably believes that the offering proceeds received by the TruPS CDO were invested primarily in qualifying TruPS collateral; and (iii) the banking entity’s interest in the TruPS CDO was acquired on or before December 10, 2013.

Although the Volcker Rule has significant implications for many large financial institutions, RBB does not currently anticipate that it will have a material effect on the operations of RBB or the Bank. RBB may incur costs if it is required to adopt additional policies and systems to ensure compliance with certain provisions of the Volcker Rule, but any such costs are not expected to be material.

Additional Restrictions on RBB and Bank Activities

Subject to prior notice or Federal Reserve approval, bank holding companies may generally engage in, or acquire shares of companies engaged in, activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies which elect and retain “financial holding company” status pursuant to the GLB Act may engage in these nonbanking activities and broader securities, insurance, merchant banking and other activities that are determined to be “financial in nature” or are incidental or complementary to activities that are financial in nature without prior Federal Reserve approval. Pursuant to the GLB Act and the Dodd-Frank Act, in order to elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be well capitalized and well managed, and, except in limited circumstances, depository subsidiaries must be in satisfactory compliance with the CRA. Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company. RBB has elected financial holding company status and believes it will engage in activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Pursuant to the Federal Deposit Insurance Act (“FDI Act”) and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called “closely related to banking” or “nonbanking” activities commonly conducted by national banks in operating subsidiaries or subsidiaries of bank holding companies. Further, pursuant to the GLB Act, California banks may conduct certain “financial” activities in a subsidiary to the same extent as a national bank, provided the bank is and remains “well-capitalized,” “well-managed” and in satisfactory compliance with the CRA. The Bank currently has no financial subsidiaries.

Source of Strength

Federal Reserve policy and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, RBB is expected to commit resources to support the Bank, including at times when RBB may not be in a financial position to provide such resources, and it may not be in RBB’s, or RBB’s stockholders’ or creditors’, best interests to do so. In addition, any capital loans RBB makes to the Bank are subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of RBB’s bankruptcy, any commitment by RBB to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Enforcement Authority

The federal and California regulatory structure gives the bank regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution’s capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (i) internal controls, information systems, and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest-rate exposure; (v) asset growth and asset quality; (vi) loan concentration; and (vii) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If, as a result of an examination, the DBO or the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DBO and the FDIC have residual authority to:

•	Require affirmative action to correct any conditions resulting from any violation or practice;

•

Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which may preclude the Bank from being deemed “well-capitalized” and restrict its ability to accept certain brokered deposits, among other things;

•	Restrict the Bank’s growth geographically, by products and services, or by mergers and acquisitions;

•

Issue, or require the Bank to enter into, informal or formal enforcement actions, including required board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

•	Require prior approval of senior executive officer or director changes, remove officers and directors, and assess civil monetary penalties; and

•	Terminate FDIC insurance, revoke the Bank’s charter, take possession of, close and liquidate the Bank, or appoint the FDIC as receiver.

The Federal Reserve has similar enforcement authority over bank holding companies and commonly takes parallel action in conjunction with actions taken by a subsidiary bank’s regulators.

In the exercise of their supervisory and examination authority, the regulatory agencies have recently emphasized corporate governance, stress testing, enterprise risk management and other board responsibilities; anti-money laundering compliance and enhanced high risk customer due diligence; vendor management; cyber security and fair lending and other consumer compliance obligations.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the Deposit Insurance Fund (the “DIF”) up to prescribed limits of $250,000 for each depositor pursuant to the Dodd-Frank Act. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. As an institution with $10 billion or more in assets, the FDIC uses a performance score and a loss-severity score to calculate an initial assessment rate for the Bank. In calculating these scores, the FDIC uses the Bank’s capital level and regulatory supervisory ratings and certain financial measures to assess the Bank’s ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

All FDIC-insured institutions are also required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the federal government established to recapitalize the predecessor to the DIF. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio (DRR), that is, the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% (formerly 1.15%) by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect of the increase in the statutory minimum DRR to 1.35% on institutions with assets less than $10 billion. Beginning with the third quarter of the 2016 assessment period, large banks will pay quarterly surcharges in addition to their lower regular risk-based assessments. The final rule imposes a surcharge of 4.5 basis points on the assessment base of large banks. The surcharges are to begin the quarter after the reserve ratio first reaches or surpasses 1.15%. The FDIC expects that surcharges will last eight quarters or through the quarter in which the reserve ratio first meets or exceeds 1.35%. The surcharge is applied to the Bank’s total liabilities in excess of $10 billion. To determine an institution’s quarterly assessment surcharge, the FDIC will take a bank’s standard assessment base, calculated as average consolidated total assets less average tangible equity, minus $10 billion multiplied by 1.125 basis points.

We are generally unable to control the amount of assessments that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or if the FDIC otherwise determines, we may be required to pay even higher FDIC assessments than the recently increased levels. These increases in FDIC insurance assessments may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Under the FDI Act, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

FICO Assessments. In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO’s authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2017 was 0.115 basis points (11.5 cents per $100 of assessable deposits). During the year ended December 31, 2017, the Bank paid $67,000 in aggregate FICO assessments.

Operations, Consumer and Privacy Compliance Laws

The Bank must comply with numerous federal and state anti-money laundering and consumer protection statutes and implementing regulations, including the USA Patriot Act, the Bank Secrecy Act, the Foreign Account Tax Compliance Act, the CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights and various federal and state privacy protection laws. The Bank and the Company are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising, and unfair competition. Some of these laws are further discussed below:

The Equal Credit Opportunity Act (ECOA) generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age, receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

The Truth in Lending Act (TILA) is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

The Fair Housing Act (FH Act) regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.

The Home Mortgage Disclosure Act (HMDA) grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

Finally, the Real Estate Settlement Procedures Act (RESPA) requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Penalties under the above laws may include fines, reimbursements and other civil money penalties.

Due to heightened regulatory concern related to compliance with the CRA, TILA, FH Act, ECOA, HMDA and RESPA generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in its local community.

The Federal Reserve and other bank regulatory agencies also have adopted guidelines for safeguarding confidential, personal customer information. These guidelines require financial institutions to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Financial institutions are also required to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, financial institutions must provide explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information and, except as otherwise required by law, prohibits disclosing such information. The Bank has adopted a customer information security and privacy program to comply with such requirements.

Operations, consumer and privacy compliance laws and regulations also mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to lawsuits and penalties, including enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

Federal Home Loan Bank System

The Bank is a member of the FHLB of San Francisco. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the board of directors of the individual FHLB. Each member of the FHLB of San Francisco is required to own stock in an amount equal to the greater of (i) a membership stock requirement with an initial cap of $15 million (100% of “membership asset value” as defined), or (ii) an activity based stock requirement (based on a percentage of outstanding advances). There can be no assurance that the FHLB will pay dividends at the same rate it has paid in the past, or that it will pay any dividends in the future.

Impact of Monetary Policies

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or spread between the yield on its interest-earning assets and the rates paid on its deposits and other interest-bearing liabilities. As a result, the Bank’s performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (with objectives such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Securities and Corporate Governance

RBB is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC. As a company listed on the NASDAQ Global Select Market, RBB is subject to NASDAQ listing standards for listed companies. RBB is also subject to the Sarbanes-Oxley Act of 2002, provisions of the Dodd-Frank Act, and other federal and state laws and regulations which address, among other issues, required executive certification of financial presentations, corporate governance requirements for board audit and compensation committees and their members, and disclosure of controls and procedures and internal control over financial reporting, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. NASDAQ has also adopted corporate governance rules, which are intended to allow stockholders and investors to more easily and efficiently monitor the performance of companies and their directors. Under the Sarbanes-Oxley Act, management and RBB’s independent registered public accounting firm are required to assess the effectiveness of the RBB’s internal control over financial reporting as of December 31, 2017.

Federal Banking Agency Compensation Guidelines

Guidelines adopted by the federal banking agencies pursuant to the FDI Act prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In June 2010, the federal banking agencies issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking.

In addition, the Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting certain incentive-based payment arrangements. These regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011, but the regulations have not been finalized. In April 2016, the agencies published a notice of proposed rulemaking further revising the incentive-based compensation standards originally proposed in 2011. Similar to the 2011 proposed rule, the 2016 proposed rule would prohibit financial institutions with at least $1 billion in consolidated assets from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk by providing any executive officer, employee, director or principal shareholder who is a covered person with excessive compensation, fees or benefits or that could lead to material financial loss to the covered institution. It cannot be predicted whether, or in what form, any such proposed compensation rules may be enacted, particularly in light of the stated intention of the administration to curtail the Dodd-Frank Act.

The scope, content and application of the U.S. banking regulators’ policies on incentive compensation continue to evolve. It cannot be determined at this time whether compliance with such policies will adversely affect the ability of the RBB and the Bank to hire, retain and motivate key employees.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as us, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Audit Requirements

The Bank is required to have an annual independent audit, alone or as a part of its financial holding company’s audit, and to prepare all financial statements in accordance with U.S. generally accepted accounting principles. The Bank and RBB are also each required to have an audit committee comprised entirely of independent directors. As required by NASDAQ, RBB has certified that its audit committee has adopted formal written charters and meets the requisite number of directors, independence, and other qualification standards. As such, among other requirements, RBB must maintain an audit committee that includes members with banking or related financial management expertise, has access to its own outside counsel, and does not include members who are large customers of the Bank.

Regulation of Non-Bank Subsidiaries

Non-bank subsidiaries are subject to additional or separate regulation and supervision by other state, federal and self-regulatory bodies. Additionally, any foreign-based subsidiaries would also be subject to foreign laws and regulations.

Future Legislation and Regulation

Congress may enact, modify or repeal legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact, modify or repeal legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of proposed legislation (or modification or repeal of existing legislation) could impact the regulatory structure under which RBB and Bank operate and may significantly increase its costs, impede the efficiency of its internal business processes, require the Bank to increase its regulatory capital and modify its business strategy, and limit its ability to pursue business opportunities in an efficient manner. RBB’s business, financial condition, results of operations or prospects may be adversely affected, perhaps materially.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward looking statements. We assume no obligation to update any of these forward-looking statements.

General

RBB Bancorp is a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as the holding company for the Bank and RAM. At March 31, 2018, RBB had total assets of $1.7 billion, gross loans of $1.2 billion, total deposits of $1.3 billion and total stockholders’ equity of $260.3 million. On July 31, 2017, RBB completed its initial public offering of 3,750,000 shares at a price to the public of $23.00 per share. RBB’s stock trades on the Nasdaq Global Select Market under the symbol “RBB”.

The Bank provides business banking services to the Chinese-American communities in Los Angeles County, Orange County, Ventura County (California) and in Las Vegas (Clark County, Nevada), including remote deposit, E-banking, mobile banking, commercial and investor real estate loans, business loans and lines of credit, SBA 7A and 504 loans, mortgage loans, trade finance and a full range of depository accounts. RAM was formed to hold and manage problem assets acquired in business combinations.

RBB operates full-service banking offices in Arcadia, Cerritos, Diamond Bar, Los Angeles, Monterey Park, Oxnard, Rowland Heights, San Gabriel, Silver Lake, Torrance, West Los Angeles, and Westlake Village, California and Las Vegas, Nevada and a loan production office in the City of Industry, California.

We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities. We also generate income from noninterest sources, such as fees received in connection with various lending and deposit services, residential mortgage loan originations, loan servicing and gain on sales of loans. Our principle expenses include interest expense on deposits, long-term debt and subordinated debentures, and operating expenses, such as salaries and employee benefits, occupancy and equipment, data processing, and income tax expense.

Critical accounting policies

Management has established various accounting policies that govern the application of GAAP in the preparation of our financial statements. Our significant accounting policies are described in the notes to the consolidated financial statements in our March 31, 2018 and 2017 consolidated financial statements. There have been no significant changes to our critical accounting policies as described in our March 31, 2018 and 2017 consolidated financial statements.

Certain accounting policies require management to make estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities; management considers these to be critical accounting policies. The estimates and assumptions management uses are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at balance sheet dates and our results of operations for future reporting periods. These policies relate to allowance for loan and lease losses (ALLL), income taxes and stock-based compensation. For further information, refer to our March 31, 2018 and our 2017 consolidated financial statements.

Primary factors affecting comparability

Each factor listed below materially affects the comparability of our results of operations and financial condition at and for the three months ended March 31, 2018 and March 31, 2017, and twelve months ended December 31, 2018 and December 31, 2017, and may affect the comparability of financial information we report in future fiscal periods.

Capital Transactions. We consummated our initial public offering in July 2017, and in connection with that capital transaction we issued 2,857,756 shares of our common stock for gross proceeds of $61.8 million.

Accretion of Loan Discounts. In every bank acquisition acquired loans are valued at fair market value creating either a net discount or premium. Each loan has two types of adjustments, a credit discount and a market discount or premium. We have booked a net discount on all loans acquired in our previous acquisitions and the discount is accreted over the life of the loans. We also compare the credit discount to the allowance for loan losses calculated on the purchased loans and if the allowance for loan losses on purchased loans is greater than the discount, we will provide additional provisions for loan losses. The accretion of the discounts will cause fluctuations to our net interest margin and may affect the comparability of financial information we report in future fiscal periods. In addition, our allowance for loan losses to loans ratio may not be comparable to other banks without credit discounts. We accreted into income $353,000 and $1.1 million of loan discounts as of the three months ended March 31, 2018 and March 31, 2017, respectively. We accreted into income $5.3 million, $7.5 million and $1.1 million of loan discounts for the years 2017, 2016 and 2015, respectively. As of March 31, 2018, we had $2.4 million in unaccreted discounts recorded and as of March 31, 2017 we had $7.0 million in unaccreted discounts recorded.

Our net interest margin benefits from accretion income associated with purchase accounting discounts established on purchased loans included in our acquisitions. For the three months ended March 31, 2018 and 2017, our reported net interest margin was 4.26% and 4.06%, respectively. The impact of accretion income on our net interest margin for the three months ended March 31, 2018 and 2017 was to increase our reported net interest margin by 0.09% and 0.32%, respectively. For the years 2017, 2016 and 2015, our reported net interest margin was 4.16%, 4.43% and 3.72%, respectively. The impact of accretion income on our net interest margin for the years 2017, 2016 and 2015 was to increase our reported net interest margin by 0.37%, 0.59% and 0.11%, respectively.

Primary factors used to evaluate our business

Results of operations. In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income, noninterest income and noninterest expense.

Net interest income. Net interest income represents interest income less interest expense. We generate interest income from interest, dividends and fees received on interest-earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to our revenues and net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; (iv) our net interest margin; and (v) our provisions for loan losses. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses we maintain.

Noninterest Income. Noninterest income consists of, among other things: (i) service charges, fees and other, including trade finance fees; (ii) gains on sale of loans; (iii) loan servicing income; (iv) recoveries on loans acquired in business combinations; (v) Increase in cash surrender of life insurance; (vi) gains on sales of securities; and (vii) gains on sales of OREO.

Our income from service charges on deposit accounts is largely impacted by the volume, growth and type of deposits we hold, which are impacted by prevailing market conditions for our deposit products, our marketing efforts and other factors.

Our gains on sale of loans are primarily from sales of single-family residential mortgage loans and SBA loans. Our gains on sale of loans may be effected by changes in interest rates and general market conditions. Our servicing income, net of amortization is also, primarily from our single-family residential mortgages and SBA loan servicing portfolio. Our servicing income, net of amortization, may be effected by interest rate changes. Typically, when interest rates decrease, single-family residential mortgages pay off faster, resulting in a decrease in servicing income. The opposite is true with SBA loans, as increases in interest rates result in faster SBA loans payoffs, and decrease in servicing income from the existing SBA loan servicing portfolio.

Recoveries on loans acquired in business combinations are loan payments on loans that were fully charged-off prior to our acquisition of the acquired bank. Recoveries on loans acquired in a business combination tend to decrease over time as fully charged-off loans are recovered in full.

Our income from increases in cash surrender of life insurance is generated on bank owned life insurance. Our gains on sales of securities is income from the sale of securities within our securities portfolio and is dependent on U.S. Treasury interest rates. As Treasury rates increase, our security portfolio decreases in market value and as Treasury rates decrease, our securities portfolio increases in value. Our gain on sale on OREO reflects the selling price of repossessed real estate collateral, reduced by the book value of the asset and selling cost. Gains on OREO are dependent on the current real estate market and the number of repossessed properties.

Noninterest expense. Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy and equipment expenses; (iii) data processing expense; (iv) legal and professional expenses; (v) office expenses; (vi) marketing and business promotion expense; (vii) insurance and regulatory assessments; (viii) amortization of intangibles; (ix) OREO expenses, net of income; and (x) other expenses.

Salaries and employee benefits includes compensation, employee benefits and tax expenses for our personnel. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses. Data processing expenses include expenses paid to our third-party data processing system provider and other data service providers. Legal and professional fees include legal, accounting, consulting and other outsourcing arrangements. Office expenses include telephone, office supplies and postage and delivery expenses. Marketing and business promotion expense includes costs for advertising, promotions and sponsorships. Insurance and regulatory assessments includes FDIC insurance premiums, DBO fees and corporate insurance premiums. Amortization of intangible assets primarily represents the amortization of core deposit intangibles, which we recognized in connection with our acquisitions. OREO expenses are expenses to maintain OREO properties or prepare such properties for sale, net of any income generated from such properties. Other expenses include expenses associated with travel, meals, training, directors fees, and merger expenses. Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased significantly over the past few years as we have grown organically and completed four acquisitions, and as we have built out and modernized our operational infrastructure and implemented our plan to build an efficient banking operation with significant capacity for growth.

Primary factors used to evaluate our financial condition

The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

Asset Quality. We manage the diversification and quality of our assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, or the allowance, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

Capital. Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. During the first quarter of 2015, we adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which are subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, common equity Tier 1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. Our capital ratios at March 31, 2018 exceeded all of the current well capitalized regulatory requirements.

We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of discounts and reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 capital ratio, the total capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; and (viii) other factors.

Liquidity. Our deposit base consists primarily of business accounts and deposits from the principals of such businesses. As a result, we have many depositors with balances over $250,000. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Recent Developments – Preliminary Second Quarter Highlights (Unaudited)

Our consolidated financial statements for the three and six months ended June 30, 2018 are not yet available. The following preliminary unaudited consolidated financial information for the three and six months ended June 30, 2018 is based solely on management’s estimates reflecting currently available preliminary information, and remains subject to our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates for the three and six months ended June 30, 2018. Our independent registered public accounting firm, Vavrinek, Trine, Day & Co., LLP, has not audited or reviewed, and does not express an opinion with respect to, this financial information.

This summary is not a complete presentation of our consolidated financial results for the three and six months ended June 30, 2018. Our final consolidated financial results as of and for the three and six months ended June 30, 2018 may materially differ from our estimates and the interim balances set forth below. In addition, the following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors—Risks Related to Our Business” and “Cautionary Note Regarding Forward-Looking Statements.” The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

We estimate that net income for the three months ended June 30, 2018 will be $9.4 million, as compared to net income of $8.8 million and $8.5 million for the three months ended March 31, 2018 and June 30, 2017, respectively. The estimated increase in net income for the three months ended June 30, 2018 compared to the prior quarter is attributable primarily to an increase in net interest income, noninterest income and a reduction in noninterest expense. The estimated increase in net income for the three months ended June 30, 2018 as compared to the second quarter of 2017 is the result of increased net interest income, reduced tax expense offset by reduced non-interest income, higher noninterest increased provision for loan losses. The increase in noninterest expense is due to additional staff to support growth and merger expenses associated with the RBB-FAIC merger. In the three months ended June 30, 2017, there was a recapture of a provision for loan losses of approximately $4.2 million, reflecting both the receipt of a guaranteed payment on a SBA 7A guaranteed loan of $629,000 in May 2017 that was previously charged-off and the receipt of $3.6 million in July 2017 pursuant to a SBA loan guaranty that we previously fully provided for in the allowance for loan losses. We sold approximately $52.9 million in single-family residential mortgage loans and $18.2 million in SBA loans in the second quarter of 2018 compared to approximately $37.7 million in single-family residential mortgage loans and $23.1 million in SBA loans in the second quarter of 2017.

We estimate that net income for the six months ended June 30, 2018 is $18.3 million, as compared to net income of $14.0 million for the six months ended June 30, 2017. The increase in our net income for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 is attributable to organic growth, increased net interest income, offset by lower noninterest income, higher noninterest expense, and reduced income tax expense. The decrease in noninterest income is due to reduced service charges, loan servicing fees, partially offset by increased mortgage loan sales. We sold approximately $91.8 million in single-family residential mortgage loans and $35.6 million in SBA loans in the six month period ended June 30, 2018, compared to approximately $37.7 million in single-family mortgage loans and $46.3 million in SBA loans sold during the same period of 2017. The increase in noninterest expense is due to higher expenses associated with our growth and merger-related expense.

We estimate total assets as of June 30, 2018 to be $1.8 billion as compared to $1.7 billion at December 31, 2017 and $1.5 billion at June 30, 2017.

Additionally, we estimate certain other balance sheet information as of June 30, 2018, as compared to actual results for December 31, 2017 and June 30, 2017, as follows:

Earning assets:

•

Loans net of unearned income as of June 30, 2018 was approximately $1.3 billion, as compared to $1.2 billion as of December 31, 2017 and $1.1 billion as of June 30, 2017. The estimated increase in loans net of unearned income as of June 30, 2018 was due to normal loan growth during the first half of 2018.

•

Mortgage loans held for sale increased to approximately $281.8 million as of June 30, 2018 compared to $125.8 million and $83.3 million as of December 31, 2017 and June 30, 2017, respectively. The estimated increase is due to higher originations of single-family residential mortgage loans held for sale.

•

Securities decreased to approximately $71.3 million as of June 30, 2018 compared to $75.0 million and $46.4 million as of December 31, 2017 and June 30, 2017, respectively. The estimated decrease is due to normal investment activity.

Deposits and borrowings:

•

Total deposits increased to approximately $1.4 billion as of June 30, 2018 as compared to $1.3 billion and $1.3 billion as of December 31, 2017 and June 30, 2017, respectively. The estimated second quarter 2018 deposit balances reflect increases in non-maturity deposit types, and a decrease in certificates of deposit, from December 31, 2017.

•

Noninterest-bearing deposits increased to approximately $306.4 million as of June 30, 2018 as compared to $285.7 million and $215.7 million as of December 31, 2017 and June 30, 2017, respectively. The growth in noninterest-bearing deposits is mainly due to marketing efforts by our branches and by branch management.

•

Borrowings, consisting of long-term debt, has remained constant at approximately $53.1 million as of June 30, 2018 compared to $53.0 million and $52.8 million as of December 31, 2017 and June 30, 2017, respectively. We borrowed from the FHLB during the June 30, 2018 quarter, and we had $40.0 million outstanding at June 30, 2018, $25.0 million outstanding at December 31, 2017 and zero at June 30, 2017.

Shareholders’ equity

Shareholders’ equity increased to approximately $286.2 million as of June 30, 2018 compared to $265.2 million and $192.3 million as of December 31, 2017 and June 30, 2017, respectively, due to RBB’s initial public offering in July 2017 which increased equity by $60.3 million, plus earnings during the period. The estimated basic quarterly earnings per share was $0.58 for the quarter ended June 30, 2018 compared to $0.55 and $0.67 for the quarters ended March 31, 2018 and June 30, 2017, respectively. The estimated fully diluted earnings per share was $0.54 for the quarter ended June 30, 2018 compared to $0.52 and $0.62 for the quarters ended March 31, 2018 and June 30, 2017, respectively.

Results of Operations

The following discussion of our results of operations compares the three months ended March 31, 2018 to the three months ended March 31, 2017, compares the twelve months ended December 31, 2017 to the twelve months ended December 31, 2016, and the twelve months ended December 31, 2016 to the and the twelve months ended December 31, 2015. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2018.

Analysis of the Results of Operations

Summary of Financial Performance

	Three Months Ended March 31		Increase (Decrease)		Years Ended December 31,		Increase (Decrease)
	2018	2017	$	%	2017	2016	$	%
	(Dollars in thousands, except per share amounts)
Interest income	$20,177	$16,759	$3,418	20.4%	$74,104	$68,189	$5,915	8.7%
Interest expense	3,732	3,245	(487)	(15.0)	13,938	11,707	(2,231)	(19.1)

Net interest income	16,445	13,514	2,931	21.7	60,166	56,482	3,684	6.5
Provision (recapture) for loan losses	184	—	(184)	—	(1,053)	4,974	6,027	121.2

Net interest income after provision (recapture) for credit losses	16,261	13,514	2,747	20.3	61,219	51,508	9,711	18.9
Noninterest income	2,455	2,432	23	0.9	13,201	8,966	4,235	47.2
Noninterest expense	(8,289)	(6,578)	1,711	(26.0)	(27,623)	(27,906)	(283)	1.0

Income before income taxes	10,427	9,368	1,059	11.3	46,797	32,568	14,229	43.7
Income tax expense	(1,580)	(3,875)	(2,295)	59.2	(21,269)	(13,489)	7,780	(57.7)

Net income	$8,847	$5,493	$3,354	61.1%	$25,528	$19,079	$6,449	33.8%

Earnings per common share:
Basic	$0.55	$0.43	$0.12		$1.81	$1.49	$0.32
Diluted (1)	0.52	0.40	0.12		1.68	1.39	0.29
Return on average assets	2.15%	1.55%	0.60%		1.66%	1.41%	0.25%
Return on average shareholders’ equity	13.27	12.13	1.14		11.67	11.08	0.59
Efficiency ratio (2)	43.86	44.24	(0.38)		37.65	42.64	(4.99)

(1)

Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing earnings to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing earnings by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options using the treasury stock method.

(2)

Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude integration and acquisition related expenses. Noninterest income adjustments exclude bargain purchase gains, realized gains or losses from the sale of investment securities, gains or losses on sale of other assets and CDFI Fund grant.

Average Balance Sheet and Yield Analysis. The principal component of our earnings is net interest income, which is the difference between the interest and fees earned on loans and investments (interest-earning assets) and the interest paid on deposits and borrowed funds (interest-bearing liabilities). Net interest margin is net interest income as a percentage of average interest-earning assets for the period. The level of interest rates and the volume and mix of interest-earning assets and interest-bearing liabilities impact net interest income and net interest margin. The net interest spread is the yield on average interest earning assets minus the cost of average interest-bearing liabilities. Net interest margin and net interest spread are included on a tax equivalent (TE) basis by adjusting interest income utilizing the federal statutory tax rate of 21% for 2018 and 35% for years 2015-2017. Our net interest income, interest spread, and net interest margin are sensitive to general business and economic conditions. These conditions include short-term and long-term interest rates, inflation, monetary supply, and the strength of the international, national and state economies, in general, and more specifically, the local economies in which we conduct business. Our ability to manage net interest income during changing interest rate environments will have a significant impact on our overall performance. We manage net interest income through affecting changes in the mix of interest-earning assets as well as the mix of interest-bearing liabilities, changes in the level of interest-bearing liabilities in proportion to interest-earning assets, and in the growth and maturity of earning assets. See the sections on Capital Resources and Liquidity Management and Quantitative and Qualitative Disclosures about Market Risk included herein.

The following table summarizes the distribution of average assets, liabilities and shareholders’ equity, as well as interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities, presented on a tax equivalent basis, for the quarters indicated:

	For the three months ended March 31,
	2018			2017
	Average	Interest	Yield /	Average	Interest	Yield /
(tax-equivalent basis, dollars in thousands)	Balance	& Fees	Rate	Balance	& Fees	Rate
Earning assets:
Federal funds sold, cash equivalents and other (1)	$97,741	$543	2.25%	$118,250	$448	1.54%
Securities (2)
Available for sale	70,742	477	2.74	38,846	217	2.27
Held to maturity	10,005	92	3.75	6,211	64	4.15
Mortgage loans held for sale	158,820	1,838	4.69	51,748	621	4.87
Loans held for investment: (3)
Real estate	829,971	11,097	5.42	765,675	10,810	5.73
Commercial (4)	398,811	6,139	6.24	368,907	4,602	5.06

Total loans	1,228,782	17,236	5.69	1,134,582	15,412	5.51

Total earning assets	1,566,091	$20,187	5.23	1,349,637	$16,762	5.04

Noninterest-earning assets	102,692			87,764

Total assets	$1,668,783			$1,437,401

Interest-bearing liabilities
NOW and money market deposits	$360,151	$667	0.75%	$267,079	$435	0.66%
Savings deposits	32,648	35	0.44	34,145	39	0.46
Time deposits	645,654	2,046	1.29	692,910	1,850	1.08

Total interest-bearing deposits	1,038,453	2,748	1.07	994,134	2,324	0.95
FHLB short-term advances	17,771	71	1.62	10,278	17	0.67
Long-term debt	49,542	849	6.95	49,395	848	6.96
Subordinated debentures	3,433	64	7.58	3,343	56	6.79

Total interest-bearing liabilities	1,109,199	$3,732	1.36	1,057,150	$3,245	1.24

Noninterest-bearing liabilities
Noninterest-bearing deposits	277,146			185,757
Other noninterest-bearing liabilities	12,007			10,828

Total noninterest-bearing liabilities	289,153			196,585

Shareholders’ equity	270,430			183,666

Total liabilities and shareholders’ equity	$1,668,783			$1,437,401

Net interest income / interest rate spreads		$16,455	3.87%		$13,517	3.79%

Net interest margin			4.26%			4.06%

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-bearing time deposits and other miscellaneous interest-earning assets.
(2)

We have a minor amount of tax-exempt loans and securities, less than $6 million at March 31, 2018 and less than $1 million at March 31, 2017. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of March 31, 2018 and 2017.

(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes— amortization of deferred loan fees, net of deferred loan costs.

(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash—management purposes by RBB.

The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years 2017, 2016 and 2015. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

	Years Ended December 31,
	2017			2016			2015
(tax-equivalent basis, dollars in thousands)	Average Balance	Interest & Fees	Yield / Rate	Average Balance	Interest & Fees	Yield / Rate	Average Balance	Interest & Fees	Yield / Rate
Earning assets:
Federal funds sold, cash equivalents and other (1)	$152,674	$2,409	1.58%	$91,979	$1,429	1.55%	$127,422	$934	0.73%
Securities (2)
Available for sale	46,035	1,170	2.54	30,464	624	2.05	18,859	290	1.54
Held to maturity	6,104	264	4.33	6,338	271	4.27	6,695	286	4.27
Mortgage loans held for sale	88,834	4,149	4.67	64,638	3,120	4.84	49,035	2,182	4.45
Loans held for investment: (3)
Real estate	775,809	45,268	5.82	739,679	45,655	6.17	519,862	28,479	5.48
Commercial (4)	376,156	20,872	5.55	340,769	17,113	5.02	235,774	10,365	4.40

Total loans held for investment	1,151,965	66,140	5.74	1,080,448	62,769	5.81	755,636	38,844	5.14

Total earning assets	1,445,612	$74,132	5.13	1,273,867	$68,212	5.35	957,647	$42,536	4.44

Noninterest-earning assets	95,906			83,367			44,775

Total assets	$1,541,518			$1,357,234			$1,002,422

Interest-bearing liabilities
NOW and money market deposits	$315,550	$2,220	0.70%	$271,320	$1,813	0.67%	$192,885	$1,168	0.61%
Savings deposits	34,939	162	0.46	34,149	162	0.47	31,882	175	0.55
Time deposits	682,457	7,891	1.16	665,804	6,968	1.05	498,384	5,592	1.12

Total interest-bearing deposits	1,032,946	10,273	0.99	971,273	8,943	0.92	723,151	6,935	0.96
FHLB short-term advances	4,603	36	0.78	6,494	35	0.54	430	1	0.23
Long-term debt	49,451	3,395	6.87	37,113	2,547	6.86	—	—	—
Subordinated debentures	3,377	234	6.93	2,820	182	6.45	—	—	—

Total interest-bearing liabilities	1,090,377	$13,938	1.28	1,017,700	$11,707	1.15	723,581	$6,936	0.96

Noninterest-bearing liabilities
Noninterest-bearing deposits	221,425			151,441			114,180
Other noninterest-bearing liabilities	10,998			15,953			7,046

Total noninterest-bearing liabilities	232,424			167,394			121,226

Shareholders’ equity	218,717			172,140			157,615

Total liabilities and shareholders equity	$1,541,518			$1,357,234			$1,002,422

Net interest income / interest rate spreads		$60,194	3.85%		$56,505	4.20%		$35,600	3.48%

Net interest margin			4.16%			4.44%			3.72%

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-bearing time deposits and other miscellaneous interest-bearing assets.
(2)

We have a minor amount of tax-exempt securities, less than $6 million at December 31, 2017 and less than $1 million at December 31, 2016. Interest income and average rates for tax-exempt securities are presented on a tax-equivalent basis as of December 31, 2017 and 2016.

(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes - amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash - management purposes by RBB.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables show the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period’s volume. Changes which are not due solely to volume or rate have been allocated to these categories based on the respective percent changes in average volume and average rate as they compare to each other.

	Three Months Ended March 31, 2018 Compared with Three Months Ended March 31, 2017
	Change due to:
(tax-equivalent basis, dollars in thousands)	Volume	Rate	Interest Variance
Earning assets:
Federal funds sold, cash equivalents & other (1)	$(116)	$211	$95
Securities (2)
Available for sale	21,849	(21,589)	260
Held to maturity	3,557	(3,528)	29
Mortgage loans held for sale	125,542	(124,325)	1,217
Loans held for investment: (3)
Real estate	87,121	(86,834)	287
Commercial (4)	46,650	(45,113)	1,537

Total loans	133,771	(131,947)	1,824

Total earning assets	$284,603	$(281,178)	$3,425

Interest-bearing liabilities
NOW and money market deposits	$175	$57	$232
Savings deposits	(165)	161	(4)
Time deposits	(15,240)	15,436	196

Total interest-bearing deposits	(15,230)	15,654	424
FHLB short-term advances	3,035	(2,981)	54
Long-term debt	256	(255)	1
Subordinated debentures	171	(163)	8

Total interest-bearing liabilities	(11,768)	12,255	487

Net interest	$296,371	$(293,433)	$2,938

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-bearing time deposits and other miscellaneous interest-earning assets.
(2)

We have a minor amount of tax-exempt loans and securities, less than $6 million at March 31, 2018 and less than $1 million at March 31, 2017. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of March 31, 2018 and 2017.

(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes— amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash—management purposes by RBB.

	Year Ended December 31, 2017 Compared with Year Ended December 31, 2016			Year Ended December 31, 2016 Compared with Year Ended December 31, 2015
	Change due to:		Interest Variance	Change due to:		Interest Variance
(tax-equivalent basis, dollars in thousands)	Volume	Rate		Volume	Rate
Earning assets:
Federal funds sold, cash equivalents & other (1)	$958	$22	$980	$(260)	$755.00	$495
Securities (2)
Available for sale	396	150	546	178	156	334
Held to maturity	(9)	(3)	(12)	(14)	(1)	(15)
Mortgage loans held for sale	1,130	(101)	1,029	694	244	938
Loans held for investment: (3)
Real estate	2,108	(2,496)	(388)	12,042	5,134	17,176
Commercial (4)	1,963	1,795	3,758	4,616	2,132	6,748

Total loans	4,071	(701)	3,370	16,658	7,266	23,924

Total earning assets	$6,546	$(633)	$5,913	$17,256	$8,420	$25,676

Interest-bearing liabilities
NOW and money market deposits	$311	$96	$407	$475	$170.00	$645
Savings deposits	4	(4)	—	12	(25)	(13)
Time deposits	181	741	922	1,878	(502)	1,376

Total interest-bearing deposits	496	833	1,329	2,365	(357)	2,008
FHLB short-term advances	(15)	17	2	14	20	34
Long-term debt	847	1	848	2,547	—	2,547
Subordinated debentures	39	13	52	182	—	182

Total interest-bearing liabilities	1,367	865	2,231	5,108	(337)	4,771

Net interest	$5,179	$(1,497)	$3,682	$12,148	$8,757	$20,905

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-bearing time deposits and other miscellaneous interest-earning assets.
(2)

We have a minor amount of tax-exempt loans and securities, less than $6 million at March 31, 2018 and less than $1 million at March 31, 2017. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of March 31, 2018 and 2017.

(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes— amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash—management purposes by RBB.

Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2018 and 2017

In the first quarter of 2018, we generated $16.4 million of net interest income, which was an increase of $2.9 million, or 21.7%, from the $13.5 million of net interest income we produced in the first quarter of 2017. The increase in net interest income was primarily due to a 19 basis point increase in the average yield on interest-earning assets and a 16.0% increase in the average balance of interest-earning assets, partially offset by a 12 basis point increase in the average rate paid on interest-bearing deposits reflecting an increase in deposit rates. The increase in the average balance of interest-earning assets reflected increases in securities, loans held for sale and total loans average balances, partially offset by decreases in federal funds sold, cash and other equivalents. Our deposit average balances increased by $135.7 million primarily due to the increase in NOW, money-market and demand deposit average balances partially offset by decreased time deposit balances. The increase in interest expense was primarily due to increased FHLB short-term advances during the quarter and increased time deposit rates.

For the three months ended March 31, 2018 and 2017, our reported net interest margin was 4.26% and 4.06%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. Our net interest margin for the three months ended March 31, 2018 and 2017, excluding accretion income would have been 4.17% and 3.74%, respectively.

For the three months ended March 31, 2018 and 2017, our reported net interest margin was 4.26% and 4.06%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. Our net interest margin for the three months ended March 31, 2018 and 2017, excluding accretion income would have been 4.17% and 3.74%, respectively.

Interest Income. Total interest income was $20.2 million for the first quarter of 2018 compared to $16.8 million for the first quarter of 2017. The $3.4 million, or 20.4%, increase in interest income was primarily due to increases in earning asset average balances (partially offset by decreases in average federal funds sold and other cash equivalents) and increases in earning asset yields (partially offset by yield decreases in held to maturity securities, mortgage loans held for sale and real estate loans held for investment).

Interest and fees on loans for the first quarter of 2018 was $19.1 million compared to $16.0 million for the first quarter of 2017. The $3.0 million, or 19.0%, increase was primarily due to an 18 basis point increase in the average yield on loans plus a 8.3% increase in the average balance of loans outstanding, partially offset by lower accretion associated with purchase accounting discounts established on TomatoBank loans. Accretion income totaled $353,000 in the first quarter of 2018 compared to $1.1 million in the first quarter of 2017. The average yield on loans benefits from discount accretion on our purchased loan portfolio. For the three months ended March 31, 2018 and 2017, the yield on total loans was 5.69% and 5.51%, respectively, while the yield on total loans excluding accretion income would have been 5.46% and 4.74%, respectively. The table below illustrates by loan type the accretion income for March 31, 2018 and March 31, 2017. There were no additions due to acquisitions during the first quarters of 2018 and 2017.

	As of and for the three months ended March 31,
(Dollars are in thousands)	2018	2017
Beginning balance of discount on purchased loans	$2,763	$8,085

Accretion:
Commercial and industrial	40	73
SBA	4	6
Construction and land development	—	23
Commercial real estate	306	945
Single-family residential mortgages	3	31

Total accretion	$353	$1,078

Ending balance of discount on purchased loans	$2,410	$7,007

Interest income on our securities portfolio increased $282,000, or 101.5%, to $560,000 in the first quarter of 2018 compared to $278,000 in the first quarter of 2017. This increase is mainly attributable to an increase in average balances of $35.7 million or 79.2%, as corporate bonds increased by $19.8 million during the first quarter of 2018.

Interest income on federal funds sold, cash equivalents and other investments increased to $543,000 for the three months ended March 31, 2018 compared to $448,000 for the three months ended March 31, 2017. This increase was primarily due to an increase short-term interest rates partially offset by a decline in the level of short-term cash investments. The decrease in short-term cash investments is primarily due to deployment of the capital raised through our public offering in July 2017 into loans (held for investment and held for sale) since the third quarter of 2017.

Interest Expense. Interest expense on interest-bearing liabilities increased $487,000, or 15.0%, to $3.7 million for the first quarter of 2018 as compared to $3.2 million in the first quarter of 2017 due to increases in interest expense on both deposits and borrowings.

Interest expense on deposits increased to $2.7 million for the first quarter of 2018 as compared to $2.3 million for the first quarter of 2017. The $425,000, or 18.3%, increase in interest expense on deposits was primarily due to a 12 basis point increase in the average rate paid on interest-bearing deposits plus a 4.5% increase in the average balance of interest-bearing deposits. The increase in the average balance of interest-bearing deposits resulted from increases in NOW and money market balances partially offset by decreases in savings and time deposits. The increase in the average rate paid was primarily due to the impact of higher market interest rates on deposits.

Interest expense on subordinated notes and subordinated debentures increased $8,000 to $913,000 in the first quarter of 2018 as compared to $905,000 in the first quarter of 2017. Interest expense on FHLB short-term advances was $71,000 in the first quarter of 2018 as compared to $17,000 in the first quarter of 2017.

Provision for Loan Losses. The provision for loan losses was $184,000 in the first quarter of 2018 from zero in the first quarter of 2017, primarily due to organic loan growth.

Noninterest Income. Noninterest income increased $23,000, or 0.94%, to $2.5 million for the first quarter of 2018, compared to $2.4 million in the first quarter of 2017. The following table sets forth the major components of our noninterest income for the first quarter of 2018 compared to the first quarter of 2017:

	For the three months ended March 31,		Increase (Decrease)
(dollars in thousands)	2018	2017	$	%
Noninterest income:
Service charges, fees and other	$466	$460	$6	1.3%
Gain on sale of loans	1,815	1,497	318	21.2
Loan servicing fee, net of amortization	(31)	262	(293)	(111.8)
Recoveries on loans acquired in business combinations	6	28	(22)	(78.6)
Increase in cash surrender of life insurance	199	185	14	7.6

Total noninterest income	$2,455	$2,432	$23	0.9

Service charges, fees and other income. Service charges, fees and other income totaled $466,000 in the first quarter of 2018 compared to $460,000 in the first quarter of 2017. The increase in services charges, fees and other income is attributable to increased fee income on deposit accounts primarily due to increased demand deposits and restructuring of our fee schedule.

Gain on sale of loans. Gain on sale of loans is comprised of gains on sale of single-family residential mortgage loans and gains on sale of SBA loans. Gain on sale of loans totaled $1.8 million in the first quarter of 2018 compared to $1.5 million in the first quarter of 2017. In 2017, we began selling SBA loans on a quarterly basis. We intend to sell such loans through the remaining quarters of 2018 in the amount of approximately $22 million per quarter. For the remainder of 2018, we plan to sell approximately $65 million of single-family mortgage loans in the second quarter and $40 million in the third and fourth quarters.

The following table shows the loans sold and gain on sales for the quarters ended March 31, 2018 and 2017:

	For the three months ended
(dollars in thousands)	March 31, 2018	March 31, 2017
Loans sold:
SBA	$17,312	$23,168
Mortgage	38,905	—

	$56,217	$23,168

Gain on loans sold:
SBA	$833	$1,498
Mortgage	982	—

	$1,815	$1,498

Loan servicing income, net of amortization. Loan servicing income, net of amortization was $(31,000) for the three months ended March 31, 2018 compared to $262,000 for the three months ended March 31, 2017. In the first quarter of 2018, $425,000 in deferred loan costs were expensed when $22.3 million in SBA serviced loans were paid off in the first quarter. The single-family residential mortgage loan servicing portfolio was $406.6 million as of March 31, 2018 compared to $249.6 million as of March 31, 2017. The SBA loan servicing portfolio was $174.3 million as of March 31, 2018 compared to $131.9 million as of March 31, 2017. The increase in the respective servicing portfolios reflect the growth in our originations and sales of single-family residential and SBA loans from the first quarter of 2017 to the first quarter of 2018.

Recoveries on loans acquired in business combinations. Recoveries on loans acquired in business combinations decreased $22,000 to $6,000 in the quarter ended March 31, 2018 compared to $28,000 in the comparable quarter of 2017. This decrease is primarily due to our having completed collections on former VCBB and FAB loans, offset slightly by new recoveries resulting from the TomatoBank acquisition.

Increase in cash surrender of life insurance. Cash surrender value increased $14,000 to $199,000 in the quarter ended March 31, 2018 compared to $185,000 in the first quarter in 2017 primarily due to our purchase of an additional $10.0 million in bank owned life insurance (BOLI) in January 2017.

Gain on sale of OREO. There were no OREO sales in the first quarters of 2018 or 2017.

Noninterest expense increased $1.7 million, or 26.0%, to $8.3 million in the first quarter of 2018 compared to $6.6 million in the first quarter of 2017. The following table sets forth the major components of our noninterest expense for the first quarter of 2018 compared to the first quarter of 2017:

	For the three months ended March 31,		Increase (Decrease)
(dollars in thousands)	2018	2017	$	%
Noninterest expense:
Salaries and employee benefits	$4,951	$4,183	$768	18.4%
Occupancy and equipment expenses	791	744	47	6.3
Data processing	473	352	121	34.4
Legal and professional	258	(387)	645	(166.7)
Office expenses	171	154	17	11.0
Marketing and business promotion	203	182	21	11.5
Insurance and regulatory assessments	210	205	5	2.4
Amortization of intangibles	81	94	(13)	(13.8)
OREO expenses (income)	7	14	(7)	(50.0)
Other expenses	1,144	1,037	107	10.3

Total noninterest expense	$8,289	$6,578	$1,711	26.0

Salaries and employee benefits. The increase in salaries and employee benefits is due to additional employees in mortgage, BSA, compliance and finance/accounting (related to RBB going public), as well as normal salary increases. Full-time equivalent staff was 219 at March 31, 2018 compared to 177 at March 31, 2017.

Legal and professional. Legal and professional expense was $(387,000) in the first quarter of 2017 because of $628,000 in accrual reversals. The first quarter of 2018 expense was $258,000. Prior to 2017, we would accrue the entire amount of our estimate of the legal expense for a particular matter. Beginning in 2017, we began accruing for legal expenses as such expenses are incurred.

Other expenses. Other expenses increased $107,000, or 10.3%, to $1.1 million for the first quarter of 2018, compared to $1.0 million in the first quarter of 2017. This increase is primarily due an accumulation of small increases in various other accounts partially offset by a reduction in the provision for off-balance sheet commitments of $88,000 (which primarily consist of commercial real estate and commercial & industrial commitments).

Income Tax Expense

Income tax expense was $1.6 million in the first quarter of 2018 compared to $3.9 million in the first quarter of 2017. Effective tax rates were 15.2% in the first quarter of 2018, which includes the impact of a deduction for stock options exercised in the amount of $1.2 million, and 41.4% and the first quarter of 2017.

On December 22, 2017, the “Tax Cuts and Jobs Act”, was signed into law, among other items, reducing the federal corporate tax rate to 21% effective January 1, 2018, which contributed to the reduction of our effective tax rate in the first quarter on 2018.

Net Income

Net income amounted to $8.8 million for the first quarter 2018, a $3.4 million or 61.1% increase from the first quarter of 2017, primarily due to improved net interest income and a decrease in tax expense, which was partially offset by increased non-interest expense.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2017 to December 31, 2016

Net Interest Income/Average Balance Sheet

In 2017, we generated net interest income of $60.2 million, an increase of $3.7 million, or 6.5%, from the net interest income produced in 2016. This increase was largely due to a 13.5% increase in the average balance of interest-earning assets, partially offset by a 22 basis point decline in the average yield on interest-earning assets. The increase in the average balance of interest-earning assets was primarily due to growth in loans (both held for investment and held for sale) and securities during 2017. The decrease in the average yield on interest-earning assets was primarily due to the decrease in accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. For the years ended December 31, 2017 and 2016, our reported net interest margin was 4.16% and 4.44%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. The impact of accretion income on our net interest margin for the years ended December 31, 2017 and 2016 was to increase our reported net interest margin by 0.37%, and 0.59%, respectively.

Interest Income. Total interest income was $74.1 million in 2017 compared to $68.2 million in 2016. The $5.9 million, or 8.7%, increase in total interest income was due to increases in interest earned on our loan portfolio, securities portfolio, and Federal Funds sold.

Interest and fees on loans was $70.3 million in 2017 compared to $65.9 million in 2016. The $4.4 million, or 6.7%, increase in interest income on loans was primarily due to a 6.6% increase in the average balance of loans outstanding partially offset by a 7 basis point decrease in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to organic growth in commercial and industrial, and single-family residential mortgage loans during 2017. The yield on the loan portfolio benefited from accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. For the years ended December 31, 2017 and 2016, the reported yield on total loans was 5.74% and 5.81%, respectively. The impact of accretion income on our yield on total loans for the years ended December 31, 2017 and 2016 was to increase our reported yield on total loans by 0.37% and 0.59%, respectively. A substantial portion of our acquired loan portfolio that is subject to discount accretion consists of commercial real estate loans. The table below illustrates by loan type the accretion income for December 31, 2017, and 2016:

	Years Ended December 31,
(dollars in thousands)	2017	2016
Beginning balance of discount on purchased loans	$8,085	$1,712
Additions due to acquisitions:
Commercial and industrial	—	737
SBA	—	177
Construction and land development	—	736
Commercial real estate	—	12,224

Total additions	$—	$13,874

Accretion:
Commercial and industrial	234	848
SBA	23	(106)
Construction and land development	43	692
Commercial real estate	4,983	6,019
Single-family residential mortgages	40	48

Total accretion	$5,323	$7,501

Ending balance of discount on purchased loans	$2,762	$8,085

Interest income from our securities portfolio increased $534,000, or 61.2%, to $1.4 million in 2017. The increase in interest income on securities was primarily due to an increased average balance of $15.3 million, or 41.7%, and by a 33 basis point increase in the average yield on securities. We purchased $2.5 million of subordinated debt issued by other community banks with an average yield of 5.23%, $4.0 million in corporate bonds, $20.0 million in mortgage-backed securities, $3.0 million in SBA sponsored securities; and $4.8 million tax-exempt municipal bonds in 2017. These purchases increased our average yield by changing the mix of asset classes in our securities portfolio.

Interest income on our federal funds sold, cash equivalents and other investments increased $980,000, or 68.6%, to $2.4 million in 2017. The increase in interest income on these earning assets was primarily due to an increase in the average balance of $60.7 million and a 3 basis point increase in average yield of cash equivalents.

Interest Expense. Interest expense on interest-bearing liabilities increased $2.2 million, or 19.1%, to $13.9 million in 2017 due to increases in interest expense on both deposits and borrowings.

Interest expense on deposits increased to $10.3 million in 2017. The $1.3 million, or 14.9%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 11.6% in addition to a 2 basis point increase in the average rate paid. The increase in the average balance of deposits resulted primarily from organic deposit growth

Interest expense on borrowings increased from $2.8 million in 2016 to $3.7 million or 32.6% in 2017. This increase reflected increased interest expense on subordinated notes, subordinated debentures, and other borrowed funds consisting of FHLB short-term advances of less than 90-days. The increase in interest expense on subordinated notes of $848,000 was due to the issuance of $50.0 million of subordinated notes on March 31, 2016. The increase in interest expense on subordinated debentures of $52,000 was due to acquiring $5.2 million of subordinated debentures assumed in the TomatoBank acquisition at a fair value of $3.3 million. The $1.9 million decrease in average FHLB borrowings (other borrowed funds) was offset by a 24 basis point increase in the average rate. These funds were utilized to fund single-family residential mortgage loans that were originated and held for sale during the year.

Provision for Loan Losses

The recapture of loan loss expense was $1.1 million in 2017 compared to a $5.0 million provision expense in 2016. As described above, the recapture reflects both the receipt of a guaranteed payment on a SBA 7A guaranteed loan of $629,000 in May 2017 that was previously charged-off and the receipt of $3.6 million in July 2017 pursuant to a SBA loan guaranty that we previously fully reserved for in the allowance for loan losses.

Noninterest Income

Noninterest income increased $4.2 million, or 47.2%, to $13.2 million in 2017. The following table sets forth the major components of noninterest income for the years ended December 31, 2017 and 2016:

	Years Ended December 31,		Increase (decrease)
(dollars in thousands)	2017	2016	$	%
Noninterest income:
Service charges, fees and other	$2,111	$1,758	$353	20.1%
Gain on sale of loans	9,318	5,847	3,471	59.4
Loan servicing fee, net of amortization	722	615	107	17.4
Recoveries on loans acquired in business combinations	84	170	(86)	(50.8)
Increase in cash surrender of life insurance	824	560	264	47.1
Gain on sale of securities	—	19	(19)	(100.0)
Gain on sale of OREO	142	—	142	—
(Loss) on sale of fixed assets	—	(3)	3	(100.0)

Total noninterest income	$13,201	$8,966	$4,232	47.2

Service charges, fees and others. The increase in noninterest income from service charges, fees and other income was primarily from service charges on the additional transactional deposit accounts acquired in the TomatoBank acquisition.

Gain on sale of loans. The gain on sale of loans increased $3.5 million due primarily to an increased amount of SBA loans sold.

	Years Ended December 31,		Increase (Decrease)
(dollars in thousands)	2017	2016	$	%
Loans sold:
SBA	$85,574	$37,935	$47,639	125.6%
Mortgage	171,378	180,250	(8,872)	-4.9%

	$256,952	$218,185	$38,767	17.8%

Gain on loans sold:
SBA	$5,569	$2,406	$3,163	131.5%
Mortgage	3,749	3,441	308	8.9%

	$9,318	$5,847	$3,471	59.4%

In 2017, compared to 2016, a lower volume of single-family residential loans were sold as a result of management’s decision not to sell additional loans and grow the portfolio. The increase in SBA loan sales was due to management electing loan sales in accordance with their budget and strategic plan.

Loan servicing income, net of amortization. Servicing income increased due to an increase in the volume of loans we are servicing. The increase in the respective servicing portfolios reflects the growth in our originations and sales of single-family residential and SBA loans in 2017.

			Increase (Decrease)
For the year, dollars in thousands	2017	2016	$	%
Loan servicing income, net of amortization	$722	$615	$107	17.4%
As of year-end, dollars in thousands
Single family residential loans serviced	$384,537	$259,207	125,330	48.4
SBA loans serviced	$175,919	$110,263	65,656	59.5

Recoveries on loans acquired in business combination. Recoveries on loans acquired in business combinations decreased $86,000 to $84,000 in 2017 compared to $170,000 in 2016. This decrease primarily resulted from the continuing wind-down of recoveries on loans acquired in the TomatoBank acquisition.

Increase in bank owned life insurance. Cash surrender value income increased $264,000, due to the purchase of $10.8 million in additional bank owned life insurance (BOLI) in 2017 plus lower interest rates in 2016 on the BOLI policies.

Gain on sales of securities, net. During 2017, we sold no securities. During 2016, we sold one security, a taxable municipal security, for $452,000 that resulted in net gains of $19,000 and we sold $4.6 million of mortgage-backed securities acquired in the Tomato Bank merger for no gain or loss.

Gain on Sale of OREO. In 2017, we sold $540,000 in OREO property for a gain of $142,000. In 2016, we did not sell any OREO property.

Noninterest Expense

Noninterest expense decreased $283,000, or 1.0%, to $27.6 million in 2017. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2017 and 2016:

	Years Ended December 31,		Increase (decrease)
(dollars in thousands)	2017	2016	$	%
Noninterest expense:
Salaries and employee benefits	$16,821	$13,784	$3,037	22.0%
Occupancy and equipment expenses	2,940	3,098	(158)	(5.1)
Data processing	1,622	2,018	(396)	(19.6)
Legal and professional	331	1,565	(1,234)	(78.8)
Office expenses	679	598	81	13.6
Marketing and business promotion	837	542	295	54.5
Insurance and regulatory assessments	799	883	(84)	(9.5)
Amortization of intangibles	355	372	(17)	(4.6)
OREO expenses (income)	28	28	(0)	(0.6)
Other expenses	3,211	5,018	(1,807)	(36.0)

Total noninterest expense	$27,623	$27,906	$(283)	(1.0)

Salaries and employee benefits. Salaries and employee benefits expense increased $3.0 million. The number of full-time equivalent employees averaged 186 during 2017 compared to 166 in 2016. This increase was also impacted by annual salary increases that took effect in 2017 and increased benefit costs.

Occupancy and equipment. Occupancy and equipment expense decreased $158,000. These expenses were higher in 2016 following the TomatoBank acquisition, including the depreciation, real estate taxes, utilities, ongoing maintenance and lease obligations associated with the branch and office facilities we added as a result. The acquisition of TomatoBank included six branch locations, two of which we closed in June 2016.

The Data processing. Data processing expense decreased $396,000 in 2017. This decrease followed the impact of increased processing costs incurred subsequent to the 2016 TomatoBank acquisition. Conversion expense associated with the TomatoBank acquisition is in the “other expenses” line item.

Legal and professional. Legal and professional expense decreased $1.2 million in 2017. This decrease followed the increased legal fees associated with the 2016 acquisition of TomatoBank, audit and consulting fees associated with upgrading our internal control testing, which were required once a bank exceeds $1 billion in assets, and implementing Public Company Accounting Oversight Board standards.

Office expenses. Office expenses are comprised of communications, postage, armored car, and office supplies and increased $81,000 in 2017. This increase primarily resulted from normal business activity.

Marketing and business promotion. Marketing and business promotion expense increased $295,000. This increase was primarily due to our increase in CRA activities, including increased donations to qualifying non-profit organizations.

Insurance and regulatory assessments. Insurance and regulatory assessment expense decreased $84,000 in 2017 compared to 2016. The decrease followed the 2016 TomatoBank acquisition. Our FDIC insurance assessment was $461,000 for 2017 and $552,000 in 2016, a decrease of $91,000. Our DBO regulatory assessment was $126,000 for 2017 and $113,000 for 2016, an increase of $13,000. Our corporate insurance expenses (including directors and officers insurance and fidelity bond), was $210,000 for 2017 and largely unchanged compared to $215,000 for 2016.

Amortization of intangibles. Amortization of intangibles totaled $355,000 in 2017 as compared to $372,000 for 2016. The decrease was due to continued amortization of the core deposit intangible asset associated with the acquisition of TomatoBank.

OREO expenses. OREO expense was $28,000 in 2017 and the same in 2016, which was mainly due to a $540,000 OREO property added in 2016 that was sold in 2017.

Other noninterest expense. Other noninterest expense decreased $1.8 million in 2017 compared to 2016. This decrease was primarily attributable to a $461,000 recapture in off-balance sheet liability provision expense and $1.0 reduction in merger expenses.

Income Tax Expense

Income tax expense was $21.3 million in 2017 compared to $13.5 million in 2016, an increase of $7.8 million or 57.7%. The effective tax rate for the twelve months ended December 31, 2017 was 45.4% and 41.4% for the twelve months ended December 31, 2016.

On December 22, 2017, “H.R.1”, formerly known as the “Tax Cuts and Jobs Act”, was signed into law. Among other items, H.R.1 reduces the federal corporate tax rate to 21% effective January 1, 2018. As a result, RBB concluded that the reduction in the federal corporate tax rate required the revaluation of RBB’s net deferred tax assets. RBB’s net deferred tax assets represents net operating loss carryforwards that will be used to reduce corporate taxes expected to be paid in the future as well as differences between the carrying amounts and tax bases of assets and liabilities carried on RBB’s balance sheet. RBB performed an analysis and determined that the value of the deferred tax assets had declined by $2.6 million. To reflect the decline in the value of the deferred tax assets, RBB recorded additional tax expense of $2.6 million during the fourth quarter of 2017.

As a result of the newly enacted tax legislation, RBB estimates that its effective tax rate for 2018 will be in the range of 28% and 31%. The estimated annual effective tax rate will vary depending upon tax-advantaged income, stock option exercises, and available tax credits.

Net Income

Net income increased $6.4 million to $25.5 million in 2017, compared to $19.1 million in 2016. The increase is primarily due to an increase in net interest income due to the growth in earning assets as a result of the TomatoBank acquisition, organic loan growth, and an increase in noninterest income due to increased gain on sales of loans, primarily SBA loans.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2016 to December 31, 2015

Net Interest Income/Average Balance Sheet

In 2016, we generated net interest income of $56.5 million, an increase of $20.9 million, or 58.8%, from the net interest income we produced in 2015. This increase was largely due to a 33.0% increase in the average balance of interest-earning assets, coupled with a 91 basis point improvement in the average yield on interest-earning assets. The increase in the average balance of interest-earning assets was primarily due to loans added from the TomatoBank acquisition coupled with organic growth in SBA, commercial real estate loans and single-family residential mortgage loans during 2016. The increase in the average yield on interest-earning assets was primarily due to an increase in accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. For the years ended December 31, 2016 and 2015, our reported net interest margin was 4.4% and 3.7%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. The impact of accretion income on our net interest margin for the years ended December 31, 2016 and 2015 was to increase our reported net interest margin by 0.6%, and 0.1%, respectively.

Interest Income. Total interest income was $68.2 million in 2016 compared to $42.5 million in 2015. The $25.7 million, or 60.5%, increase in total interest income was due to increases in interest earned on our loan portfolio, securities portfolio and Federal Funds sold.

Interest and fees on loans was $65.9 million in 2016 compared to $41.0 million in 2015. The $24.9 million, or 60.7%, increase in interest income on loans was primarily due to a 42.3% increase in the average balance of loans outstanding coupled with a 66 basis point increase in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to commercial real estate loans added as a result of the TomatoBank acquisition coupled with organic loan growth in single-family residential mortgage loans and SBA loans during 2016. The higher yield on the loan portfolio resulted primarily from accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. The average yield on loans benefits from discount accretion on our acquired loan portfolios. For the years ended December 31, 2016 and 2015, the reported yield on total loans was 5.8% and 5.1%, respectively. The impact of accretion income on our yield on total loans for the years ended December 31, 2016 and 2015 was to increase our reported yield on total loans by 0.7% and 0.1%, respectively. A substantial portion of our acquired loan portfolio that is subject to discount accretion consists of commercial real estate loans. The table below illustrates by loan type the accretion income for, December 31, 2016, and 2015:

	Years Ended December 31,
(dollars in thousands)	2016	2015
Beginning balance of discount on purchased loans	$1,712	$2,922
Additions due to acquisitions:
Commercial and industrial	737	—
SBA	177	—
Construction and land development	736	—
Commercial real estate	12,224	(129)

Total additions	$13,874	$(129)

Accretion:
Commercial and industrial	848	8
SBA	(106)	2
Construction and land development	692	4
Commercial real estate	6,019	806
Single-family residential mortgages	48	261

Total accretion	$7,501	$1,081

Ending balance of discount on purchased loans	$8,085	$1,712

Interest income on our securities portfolio increased $319,000, or 57.7%, to $872,000 in 2016. The increase in interest income on securities was primarily due to an increased average balance of $11.3 million, or 44.0%, and by a 21 basis point increase in the average yield on securities. We purchased $3.0 million of subordinated debt issued by other community banks with an average yield of 5.4%, $2.0 million in corporate bonds and $5.5 million in SBA sponsored securities in 2016. These purchases increased our average yield by changing the mix of asset classes in our securities portfolio. We have temporarily invested a portion of the proceeds received from our issuance of $50 million of subordinated notes into subordinated debt issued by other community banks and expect to deploy such funds into new loan originations over the next two years.

Interest income on our federal funds sold, cash equivalents and other investments increased $495,000, or 53.0%, to $1.4 million in 2016. The increase in interest income on cash equivalents was primarily due to an 82 basis point increase in average yield of cash equivalents offset by a decrease in average balance of $35.4 million. The main reasons for the increased yield were the increase in the federal funds rate and placing higher balances into term federal funds for liquidity management purposes.

Interest Expense. Interest expense on interest-bearing liabilities increased $4.8 million, or 68.8%, to $11.7 million in 2016 due to increases in interest expense on both deposits and borrowings.

Interest expense on deposits increased to $8.9 million in 2016. The $2.0 million, or 29.0%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 34.3%, offset in part by a 4 basis point decrease in the average rate paid. The increase in the average balance of deposits resulted primarily from the impact of deposit accounts acquired in the TomatoBank acquisition. The decline in the average rate paid was due to the TomatoBank deposits having a slightly lower cost of deposits as compared to the Bank’s cost of deposits.

Interest expense on borrowings increased from zero in 2015 to $2.8 million or 100% in 2016. This increase reflected increased interest expense on subordinated notes, subordinated debentures and other borrowed funds, consisting of FHLB short-term advances of less than 90-days. The increase in interest expense on subordinated notes of $2.5 million was due to the issuance of $50.0 million of subordinated notes on March 31, 2016. The increase in interest expense on subordinated debentures of $182,000 was due to acquiring $5.2 million of subordinated debentures assumed in the TomatoBank acquisition at a fair value of $3.3 million. The increase in interest expense on other borrowed funds of $34,000 was due to the Bank incurring average borrowings of $6.5 million of FHLB short-term advances during 2016, which were utilized to fund single-family residential mortgage loans that were originated and held for sale during the year.

Provision for Loan Losses

The provision for loan losses totaled $5.0 million in 2016 compared to $1.4 million in 2015. The $3.6 million increase in the provision for loan losses was due primarily to an increase in specific reserves on two SBA guaranteed nonperforming loans, coupled with the impact of loan growth during 2016.

Noninterest Income

Noninterest income increased $1.1 million, or 14%, to $9.0 million in 2016. The following table sets forth the major components of our noninterest income for the years ended December 31, 2016 and 2015:

	Years Ended December 31,		Increase (decrease)
(dollars in thousands)	2016	2015	$	%
Noninterest income:
Service charges, fees and other	$1,755	$1,296	$459	35.4%
Gain on sale of loans	5,847	4,316	1,531	35.5
Loan servicing fee, net of amortization	615	272	343	126.1
Recoveries on loans acquired in business combinations	170	103	67	65.0
Increase in cash surrender of life insurance	560	579	(19)	(3.3)
Gain on sale of securities	19	78	(59)	(75.6)
Gain on sale of OREO	—	1,218	(1,218)	(100.0)

Total noninterest income	$8,966	$7,862	$1,104	14.0

Service charges, fees and others. Noninterest income from service charges, fees and other income increased $500,000 to $1.8 million in 2016 compared to $1.3 million in 2015. This increase primarily resulted from services charges on the additional transactional deposit accounts acquired in the TomatoBank acquisition.

Gain on sale of loans. Our gain on sale of loans increased $1.5 million to $5.8 million in 2016 compared to $4.3 million in 2015 due to an increased amount of single-family residential mortgage loans sold. The gain on sale of single-family residential mortgage loans was partially offset by a decrease in the gain on SBA loans sold of $277,000 in 2016 compared to 2015 due to a lower volume of loans being sold as a result of management’s decision not to sell additional loans. The increase in single-family residential loans reflects our efforts to increase our originations and sales of such loans to generate additional noninterest income.

	Years Ended December 31,		Increase (Decrease)
(dollars in thousands)	2016	2015	$	%
Loans sold:
SBA	$37,935	$42,697	$(4,762)	-11.2%
Mortgage	180,250	128,052	52,198	40.8

	$218,185	$170,749	$47,436	27.8

Gain on loans sold:
SBA	$2,406	$2,683	$(277)	(10.3)
Mortgage	3,441	1,633	1,808	110.7

	$5,847	$4,316	$1,531	35.5

Loan servicing income, net of amortization. Our loan servicing income, net of amortization increased by $343,000 to $615,000 for the year ended December 31, 2016 compared to $272,000 for the year ended December 31, 2015. Serving income increased due to an increase in the volume of loans we are servicing. We were servicing $259.2 million on single-family residential mortgage loans as of December 31, 2016 compared to $106.9 million as of December 31, 2015. We were also servicing $110.3 million of SBA loans as of December 31, 2016 compared to and $74.4 million as of December 31, 2015. The increase in the respective servicing portfolios reflects the growth in our originations and sales of single-family residential and SBA loans in 2016.

			Increase (Decrease)
For the year, dollars in thousands	2016	2015	$	%
Loan servicing income, net of amortization	$615	$272	$343	126.1%
As of year-end, dollars in thousands
Single family residential loans serviced	$259,207	$106,866	152,341	142.6
SBA loans serviced	$110,263	$74,371	35,892	48.3

Recoveries on loans acquired in business combination. Recoveries on loans acquired in business combinations increased $67,000 to $170,000 in 2016 compared to $103,000 in 2015. This increase primarily resulted from increased recoveries on loans acquired in the TomatoBank acquisition.

Increase in bank owned life insurance. Cash surrender value decreased $19,000 to $560,000 in 2016 compared to $579,000 in 2015, mainly due to lower interest rates in 2016 on the BOLI policies.

Gain on sales of securities, net. During 2016, we sold one security, a taxable municipal security, for $452,000 that resulted in net gains of $19,000 and we sold $4.6 million of mortgage-backed securities acquired in the Tomato Bank merger for no gain or loss. During 2015, we sold $5.5 million of mortgage-backed securities that resulted in net gains of $78,000.

Gain on Sale of OREO. In 2016, we did not sell any OREO. In 2015, we sold $2.1 million in OREO property for a gain of $1.2 million.

Noninterest Expense

Noninterest expense increased $7.8 million, or 38.95%, to $27.9 million in 2016. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2016 and 2015:

	Years Ended December 31,		Increase (decrease)
(dollars in thousands)	2016	2015	$	%
Noninterest expense:
Salaries and employee benefits	$13,784	$11,122	$2,662	23.9%
Occupancy and equipment expenses	3,098	2,359	739	31.3
Data processing	2,018	1,532	486	31.7
Legal and professional	1,565	954	611	64.0
Office expenses	598	353	245	69.4
Marketing and business promotion	542	475	67	14.1
Insurance and regulatory assessments	883	761	122	16.0
Amortization of intangibles	372	117	255	217.9
OREO expenses (income)	28	(18)	46	(255.6)
Other expenses	5,018	2,429	2,589	106.6

Total noninterest expense	$27,906	$20,084	$7,822	38.9

Salaries and employee benefits. Salaries and employee benefits expense increased $2.7 million, or 23.9%, to $13.8 million in 2016 compared to $11.1 million in 2015. This increase was primarily attributable to the TomatoBank acquisition that closed in February 2016. The number of full-time equivalent employees averaged 166 during 2016 compared to 135 in 2015. This increase was also impacted by severance accruals related to TomatoBank employees who were terminated during 2016, annual salary increases that took effect in 2016 and increased benefit costs.

Occupancy and equipment. Occupancy and equipment expense increased $739,000, or 31.3%, to $3.1 million in 2016 compared to $2.4 million in 2015. This increase was mainly due to the TomatoBank acquisition and depreciation, real estate taxes, utilities, ongoing maintenance and lease obligations associated with the branch and office facilities we added as a result of the acquisition. The acquisition of TomatoBank included six branch locations, two of which we closed in June 2016.

Data processing. Data processing expense increased $486,000, or 31.7%, to $2.0 million in 2016 compared to $1.5 million in 2015. This increase resulted primarily from the impact of increased processing costs incurred subsequent to the TomatoBank acquisition. Conversion expense associated with the TomatoBank acquisition is in the “other expenses” line item.

Legal and professional. Legal and professional expense increased $611,000, or 64.0%, to $1.6 million in 2016. This increase was primarily due to increased legal fees associated with the acquisition of TomatoBank, audit and consulting fees associated with upgrading our internal control testing, which is required once a bank exceeds $1 billion in assets, and implementing Public Company Accounting Oversight Board standards.

Office expenses. Office expenses are comprised of communications, postage, armored car, and office supplies and totaled $598,000 in 2016 compared to $353,000 in 2015. This 69.4% increase primarily resulted from the increase in branches associated acquired in the TomatoBank acquisition.

Marketing and business promotion. Marketing and business promotion expense increased $67,000, or 14.1%, to $542,000 in 2016 compared to $475,000 in 2015. This increase was primarily due to our increase in CRA activities, including increased donations to qualifying non-profit organizations.

Insurance and regulatory assessments. Insurance and regulatory assessment expense totaled $883,000 in 2016 compared to $761,000 in 2015. The $122,000 or 16.0% increase was primarily due to the TomatoBank acquisition, which included the acquisition of $405.3 million of deposits and six branches. Our FDIC insurance assessment was $552,000 for 2016 and $475,000 in 2015, an increase of $77,000. Our DBO regulatory assessment was $113,000 for 2016 and $92,000 for 2015, an increase of $21,000. Our corporate insurance expenses, including our directors and officers insurance and our fidelity bond, was $215,000 for 2016 as compared to $193,000 for 2015. This increase was primarily due an increase in insurance-related expenses relating to the TomatoBank acquisition.

Amortization of intangibles. Amortization of intangibles totaled $372,000 in 2016 as compared to $117,000 for 2015. The $255,000 increase was due to the increase in the core deposit intangible asset associated with the acquisition of TomatoBank.

OREO expenses (income). Net OREO expense was $28,000 in 2016 compared to income of $18,000 in 2015, an increase of $46,000, which was mainly due to the addition of a $540,000 OREO property in 2016 that is currently being marketed for sale.

Other noninterest expense. Other noninterest expense totaled $5.0 million in 2016 compared to $2.4 million in 2015. This increase of $2.6 million was primarily attributable to the TomatoBank acquisition. We paid $854,000 in systems termination and conversion fees and $1.1 million in change in control payments pursuant to agreements assumed by us in such acquisition.

Income Tax Expense

Income tax expense was $13.5 million in 2016 compared to $9.0 million in 2015. The increase in income tax expense was consistent with the related growth in pre-tax income. Effective tax rates were 41.4% and 41.0% in 2016 and 2015, respectively. The higher effective tax rate in 2016 was primarily due to income before taxes growing in 2016 without corresponding increases in tax exempt items.

Net Income

Net income increased $6.1 million to $19.1 million in 2016, compared to $13.0 million in 2015. The increase is primarily due to an increase in net interest income due to the growth in earning assets as a result of the TomatoBank acquisition, an increase in noninterest income due to increased gain on sales of loans, primarily single-family residential mortgage loans, and an increase in loan servicing income. The increases in net interest income and noninterest income were partially offset by an increase in noninterest expense due to the additional expenses incurred as a result of the TomatoBank acquisition, including operating four additional branches and conversion and termination fees.

Analysis of Financial Condition

Assets. Total assets increased by $21.8 million, or 1.29%, to $1.7 billion as of March 31, 2018. This increase in total assets primarily was attributable to increasing securities available for sale by $17.9 million, increasing loans held for investment by $12.9 million, mortgage loans held for sale increased by $57.5 million in the first three-months of 2018, partially offset by a reduction in cash and cash equivalents of $71.5 million.

Total assets were $1.7 billion as of December 31, 2017 and $1.4 billion as of December 31, 2016. We increased our loans held for investment by $138.6 million, primarily in commercial and industrial loans, single-family residential mortgages, and construction and land development, partially offset by decreases in SBA and commercial real estate loans. The decrease in SBA loans is primarily due to RBB selling more SBA loans than originating and the decrease in commercial real estate loans is due to payoffs from the acquired TomatoBank loans. Our mortgage loans held for sale increased by $81.5 million in 2017. We also purchased $10.0 million in bank owned life insurance (BOLI) in the first quarter of 2017 to partially offset the increase in benefit expenses. The increase in assets was funded by an increase in deposits of $184.5 million, an FHLB advance of $25.0 million, and an $83.6 million increase in equity (primarily $60.2 million resulting from RBB’s initial public offering).

Investment Securities

Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on our current and projected liquidity and interest rate sensitivity positions.

The following table sets forth the book value and percentage of each category of securities at March 31, 2018, December 31, 2017 and December 31, 2016. The book value for securities classified as available for sale is equal to fair market value and the book value for securities classified as held to maturity is equal to amortized cost.

	March 31, 2018		December 31, 2017		December 31, 2016
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
(dollars in thousands)
Securities, available for sale, at fair value
U.S. government agency securities	$7,482	8.1%	$7,816	10.4%	$5,317	11.7%
Mortgage-backed securities
Government sponsored agencies	37,672	40.6	39,215	52.3	23,640	52.0
Corporate debt securities (1)	37,694	40.6	17,926	23.9	10,320	22.7

Total securities, available for sale, at fair value	$82,848	89.2	$64,957	86.6	$39,277	86.3
Securities, held to maturity, at amortized cost				—
Taxable municipal securities	$4,294	4.6	$4,295	5.7	$5,301	11.7
Tax-exempt municipal securities	5,704	6.1	5,714	7.6	913	2.0

Total securities, held to maturity, at amortized cost	9,998	10.8	10,009	13.4	6,214	13.7

Total securities	$92,846	100.0	$74,966	100.0	$45,491	100.0

(1)	Comprised of corporate debt securities and financial institution subordinated debentures

The tables below set forth investment securities available for sale and held to maturity for the periods presented.

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
Available for sale
U.S government agency securities	$7,746	$—	$(264)	$7,482
Mortgage-backed securities
Government sponsored agencies	38,843	—	(1,171)	37,672
Corporate debt securities	37,736	145	(187)	37,694

	$84,325	$145	$(1,622)	$82,848

Held to maturity
Municipal taxable securities	$4,294	$165	$—	$4,459
Municipal securities	5,704	4	(147)	5,561

	$9,998	$169	$(147)	$10,020

December 31, 2017
Available for sale
U.S government agency securities	$7,968	$—	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	39,806	17	(608)	39,215
Corporate debt securities	17,813	161	(48)	17,926

	$65,587	$178	$(808)	$64,957

Held to maturity
Municipal taxable securities	$4,295	$228	$—	$4,523
Municipal securities	5,714	32	(19)	5,727

	$10,009	$260	$(19)	$10,250

December 31, 2016
Available for sale
U.S. government agency securities	$5,453	$—	$(136)	$5,317
Mortgage-backed securities
Government sponsored agencies	23,913	38	(311)	23,640
Corporate debt securities	10,364	21	(65)	10,320

	$39,730	$59	$(512)	$39,277

Held to maturity
Municipal taxable securities	$5,301	$328	$—	$5,629
Municipal securities	913	11	—	924

	$6,214	$339	$—	$6,553

The weighted-average yield on the total investment portfolio at March 31, 2018 was 2.80% with a weighted-average life of 5.47 years, compared to the weighted-average yield on the total investment portfolio at December 31, 2017 was 2.70% with a weighted-average life of 6.6 years, and compared to a weighted-average yield of 2.51% at December 31, 2016 with a weighted-average life of 4.8 years. The weighted average life is the average number of years that each dollar of unpaid principal due remains outstanding. Average life is computed as the weighted-average time to the receipt of all future cash flows, using as the weights the dollar amounts of the principal pay-downs.

Approximately 49% and 63% of the securities in the total investment portfolio, at March 31, 2018 and December 31, 2017, respectively, are issued by the U.S. government or U.S. government-sponsored agencies and enterprises, which have the implied guarantee of payment of principal and interest. As of March 31, 2018, no U.S. government agency bonds are callable.

The following table sets forth the book value, scheduled maturities and weighted average yields for our securities portfolio at March 31, 2018. The book value for securities classified as available for sale is equal to fair market value and the book value for securities classified as held to maturity is equal to amortized cost.

	As of March 31, 2018
(dollars in thousands)	Book Value	% of Total Securities	Weighted Average Yield
Securities, available for sale
U.S. government agency securities
Maturing within one year
Maturing in one to five years	$1,013	1.1%	2.6%
Maturing in five to ten years	6,732	7.1	2.3
Maturing after ten years	—	—	—

Total U.S. government agency securities	7,745	8.2	2.3
Corporate note securities: (1)
Maturing within one year	19,953	21.2	2.1
Maturing in one to five years	7,243	7.7	2.5
Maturing in five to ten years	6,500	6.9	5.4
Maturing after ten years	4,041	4.3	5.1

Total corporate note securities	37,737	40.0	3.1
Mortgage-backed securities—government sponsored agencies:
Maturing within one year	1,703	1.8	1.6
Maturing in one to five years	22,415	23.8	2.2
Maturing in five to ten years	14,726	15.6	2.5
Maturing after ten years	—	—	—

Total mortgage-backed securities	38,844	41.2	2.3

Total securities, available for sale	$84,326	89.4	2.6

			—
Securities, held to maturity			—
Taxable municipal securities			—
Maturing within one year	$499	0.5%	4.0
Maturing in one to five years	2,281	2.4	4.3
Maturing in five to ten years	1,514	1.6	4.6
Maturing after ten years	—	—	—

Total taxable municipal securities	4,294	4.6	4.4

			—
Tax-exempt municipal securities			—
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	883	0.9	2.6
Maturing after ten years	4,820	5.1	3.3

Total-tax exempt municipal securities	5,703	6.0	3.2

Total securities, held to maturity	9,997	10.6	3.7

Total securities	$94,323	100%	2.8%

(1)	Comprised of corporate note securities financial institution subordinated debentures and commercial paper.

The tables below show RBB’s investment securities’ gross unrealized losses and fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2018, December 31, 2017 and December 31, 2016. The unrealized losses on these securities were primarily attributed to changes in interest rates. The issuers of these securities have not, to our knowledge, evidenced any cause for default on these securities. These securities have fluctuated in value since their purchase dates as market interest rates have fluctuated. However, we have the ability and the intention to hold these securities until their fair values recover to cost or maturity. As such, management does not deem these securities to be other-than-temporarily-impaired A summary of our analysis of these securities and the unrealized losses is described more fully in Note 4—Investment Securities in the notes to the March 31, 2018 and 2017 consolidated financial statements. Economic trends may adversely affect the value of the portfolio of investment securities that we hold.

	Less than Twelve Months		Twelve Months or More		Total
(dollars in thousands)	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
March 31, 2018
Government agency securities	$(112)	$3,873	$(152)	$3,609	$(264)	$7,482
Mortgage-backed securities
Government sponsored agencies	(786)	25,484	(385)	11,852	(1,171)	37,336
Corporate debt securities	(119)	9,660	(68)	1,937	(187)	11,597

Total available for sale	$(1,017)	$39,017	$(605)	$17,398	$(1,622)	$56,415

Municipal securities	$(147)	$4,674	$—	$—	$(147)	$4,674

Total held to maturity	$(147)	$4,674	$—	$—	$(147)	$4,674

December 31, 2017
Government agency securities	$(32)	$4,039	$(120)	$3,777	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	(359)	23,609	(249)	11,887	(608)	35,496
Corporate debt securities	(15)	5,035	(33)	1,972	(48)	7,007

Total available for sale	$(406)	$32,683	$(402)	$17,636	$(808)	$50,319

Municipal securities	$(19)	$2,232	$—	$—	$(19)	$2,232

Total held to maturity	$(19)	$2,232	$—	$—	$(19)	$2,232

December 31, 2016
Government agency securities	$(136)	$5,317	$—	$—	$(136)	$5,317
Mortgage-backed securities
Government sponsored agencies	(221)	16,231	(90)	2,504	(311)	18,735
Corporate debt securities	(65)	5,147	—	—	(65)	5,147

Total available for sale	$(422)	$26,695	$(90)	$2,504	$(512)	$29,199

RBB did not record any charges for other-than-temporary impairment losses for the three months ended March 31, 2018, and for the twelve months ended December 31, 2017 and 2016.

Loans

The loan portfolio is the largest category of our earning assets. At March 31, 2018 and December 31, 2017, total loans, net of allowance for loan losses, totaled $1.2 billion. Prior to 2014, we mainly had two lending products, commercial and industrial loans and commercial real estate (CRE) loans. In 2014, we made the strategic move to diversify our lending into single-family residential mortgage and SBA loans.

The following table presents the balance and associated percentage of each major category in our loan portfolio at March 31, 2018, December 31, 2017 and December 31, 2016:

	As of March 31, 2018		As of December 31, 2017		As of December 31, 2016
(dollars in thousands)	$	%	$	%	$	%
Loans:
Commercial and industrial	$278,394	22.1	$280,766	22.5	$203,843	18.4
SBA	114,652	9.1	131,421	10.5	158,968	14.3
Construction and land development	101,240	8.0	91,908	7.4	89,409	8.1
Commercial real estate (1)	500,051	39.6	496,039	39.7	501,798	45.2
Single-family residential mortgages	267,591	21.2	248,940	19.9	156,428	14.1

Total loans (2)	$1,261,928	100.0	$1,249,074	100.0	$1,110,446	100.0
Allowance for loan losses	(13,957)		(13,773)		(14,162)

Total loans, net	$1,247,971		$1,235,301		$1,096,284

(1)	Includes non-farm & non-residential real estate loans, multifamily resident and 1-4 family single family residential loan for a business purpose
(2)	Net of discounts and deferred fees and costs

Net loans increased $12.7 million, or 1.0%, to $1.2 billion at March 31, 2018 as compared to December 31, 2017. The increase in net loans primarily resulted from organic growth in construction, commercial real estate and single-family residential mortgage loans, which was partially offset by the sale of SBA loans and reduction in commercial and industrial loans.

Net loans increased $139.0 million, or 12.7%, to $1.2 billion at December 31, 2017 as compared to December 31, 2016. The increase in net loans primarily resulted from organic growth in single-family residential mortgage, and commercial and industrial loans, which was partially offset by the sale of SBA loans and continued run-off of TomatoBank commercial real estate loans (the runoff of TomatoBank loans decreased substantially).

Outstanding loan balances increased due to new loan originations, advances on outstanding commitments and loans acquired as a result of acquisitions of other financial institutions, net of amounts received for loan payments and payoffs, charge-offs of loans and transfers of loans to OREO.

The following table shows the contractual maturities of our loan portfolio and the distribution between fixed and adjustable interest rate loans at March 31, 2018:

	As of March 31, 2018
	Within one year		One year to five years		After five years
	Fixed	Adjustable Rate	Fixed	Adjustable Rate	Fixed	Adjustable Rate	Total
(dollars in thousands)
Commercial and industrial	$9,746	$115,693	$—	$45,800	$—	$107,155	278,394
SBA	—	—	—	—	—	114,652	114,652
Construction and land development	—	96,791	—	4,449	—	—	101,240
Commercial real estate	—	78,600	55,258	262,456	13,212	90,525	500,051
Single-family residential mortgages	—	5,189	—	26,755	235,647	—	267,591

Total loans	$9,746	$296,273	$55,258	$339,460	$248,859	$312,332	$1,261,928

Commercial and industrial loans. We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and for international trade financing. Commercial and industrial loans include lines of credit with a maturity of one year or less, commercial and industrial term loans with maturities of five years or less, shared national credits with maturities of five years or less, mortgage warehouse lines with a maturity of one year or less, bank subordinated debentures with a maturity of 10 years, purchased receivables with a maturity of two months or less and international trade discounts with a maturity of three months or less. Substantially all of our commercial and industrial loans are collateralized by business assets or by real estate.

Commercial and industrial loans decreased $2.4 million, or 0.8%, to $278.4 million as of March 31, 2018 compared to $280.8 million at December 31, 2017. This decrease resulted primarily from a decrease in commercial and industrial lines of credit of $20.2 million partially offset by an increase in warehouse lines of credit of $11.2 million and shared national credits of $3.8 million. Commercial and industrial loans increased $76.9 million, or 37.7%, to $280.8 million as of December 31, 2017 compared to $203.8 million at December 31, 2016. This increase resulted primarily from an increase in shared national credits of $77.7 million, an increase in mortgage warehouse lines of $12.3 million and a decrease in purchased receivables of $12.0 million.

Commercial real estate loans. Commercial real estate loans include owner-occupied and non-occupied commercial real estate, multi-family residential and single-family residential loans originated for a business purpose. The interest rate for the majority of these loans are Prime based and have a maturity of five years or less except for the single-family residential loans originated for a business purpose which may have a maturity of one year.

The total commercial real estate portfolio totaled $358.5 million as of March 31, 2018 and $354.8 million as of December 31, 2017, of which $199.3 million and $204.6 million, respectively, are secured by owner occupied properties. The multi-family residential loan portfolio totaled $107.6 million as of March 31, 2018 and $102.7 million as of December 31, 2017. The single-family residential loan portfolio originated for a business purpose totaled $33.9 million as of March 31, 2018 and $38.5 million as of December 31, 2017.

At March 31, 2018 and December 31, 2017, approximately 6.8% and 8.5%, respectively of the commercial real estate portfolio consisted of fixed-rate loans. Our policy maximum loan-to-value, or LTV is 75% for commercial real estate loans. The total commercial real estate portfolio totaled $354.8 million at December 31, 2017 and $379.6 million as of December 31, 2016, of which $204.6 million and $159.5 million, respectively, are secured by owner occupied properties. The multi-family residential loan portfolio totaled $102.7 million as of December 31, 2017 and $70.6 million as of December 31, 2016. The single-family residential loan portfolio originated for a business purpose totaled $38.5 million as of December 31, 2017 and $51.6 million as of December 31, 2016.

Commercial real estate loans increased $4.0 million, or 0.8%, to $500.1 million as of March 31, 2018 as compared to $496.0 million at December 31, 2017. This increase resulted primarily from normal business development. These loans decreased $5.8 million, or 1.1%, to $496.0 million at December 31, 2017 as compared to $501.8 million at December 31, 2016.

Construction and land development loans. Construction and land development loans increased $9.3 million, or 10.2%, to $101.2 million at March 31, 2018 as compared to $91.9 million as of December 31, 2017. This increase in construction and land development loans was primarily due to construction loan originations exceeding loan repayments. Construction and land development loans increased $2.5 million or 2.8%, to $91.9 million at December 31, 2017 as compared to $89.4 million at December 31, 2016. This increase in construction and land development loans was primarily due to construction loan originations exceeding loan repayments.

The following table shows the categories of our construction and land development portfolio as of March 31, 2018, December 31, 2017 and December 31, 2016:

	As of March 31, 2018		As of December 31, 2017		As of December 31, 2016
(dollars in thousands)	$	%	$	%	$	%
Residential construction	$60,524	59.7	$51,394	55.9	$47,986	53.7
Commercial construction	31,551	31.2	31,758	34.6	35,404	39.6
Land development	9,165	9.1	8,756	9.5	6,019	6.7

Total Construction and land development loans	$101,240	100.0	$91,908	100.0	$89,409	100.0

Small Business Administration guaranteed loans. We are designated a Preferred Lender under the SBA Preferred Lender Program. We offer mostly SBA 7(a) variable-rate loans. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs or business expansions. SBA loans can have any maturity up to 25 years. Typically, non-real estate secured loans mature in less than 10 years. Collateral may also include inventory, accounts receivable and equipment, and includes personal guarantees. Our unguaranteed SBA loans collateralized by real estate are monitored by collateral type and are included in our CRE Concentration Guidance.

We originate SBA loans through our branch staff, loan officers and through SBA brokers. For the three months ended March 31, 2018, $8.4 million or 100% of SBA loan originations were produced by branch staff and loan officers.

As of March 31, 2018 our SBA portfolio totaled $114.7 million of which $41.4 million is guaranteed by the SBA and $73.3 million is unguaranteed, of which $69.5 million is secured by real estate and $3.8 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of March 31, 2018, $37.4 million or 51.0% is secured by hotel/motels; $12.1 million or 16.5% by gas stations; and $23.9 million or 32.5% in other real estate types. We further analyze the unguaranteed portfolio by location. As of March 31, 2018, $30.0 million or 41.0% is located in California; $3.0 million or 4.1% is located in Nevada; $14.2 million or 19.3% is located in Texas; $10.6 million or 14.5% is located in Washington; and $15.5 million or 21.1% is located in other states.

SBA loans decreased $16.8 million, or 12.8%, to $114.7 million at March 31, 2018 compared to $131.4 million at December 31, 2017. This decrease was primarily due to loan sales of $17.3 million, partially offset by $8.4 million in originations in the first three-months of 2018. In 2017, we began selling SBA loans quarterly, whereas previously, we primarily sold SBA loans annually in November of each year. SBA loans decreased $27.5 million, or 17.3%, to $131.4 million at December 31, 2017 compared to $159.0 million at December 31, 2016. This decrease was primarily due to loan sales of $85.6 million, offset by $86.9 million in originations in 2017.

Single-family residential real estate loans. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through correspondent relationships or through our branch network or retail channel. The loan product is a seven-year hybrid adjustable mortgage with a current start rate of 4.50% which re-prices after seven years to the one-year LIBOR plus 2.75%. As of March 31, 2018, the average loan-to-value of the portfolio was 59.5%, the average FICO score was 752 and the average duration of the portfolio was 4.7 years. We also offer qualified single-family residential mortgage loans as a correspondent to a national financial institution.

We originate these non-qualified single-family residential mortgage loans both to sell and hold for investment. The loans held for investment are generally originated through our retail branch network to our customers, many of whom establish a deposit relationships with us. During the first three-months of 2018, we originated $28.1 million of such loans through our retail channel and $91.8 million through our correspondent channel. During 2017, we originated $149.0 million of such loans through our retail channel and $256.7 million through our correspondent channel. We sell many of these non-qualified single-family residential mortgage loans to other Asian-American banks. While our loan sales to date have been primarily to two banks, we expect to be expanding our network of banks who will purchase our single-family loan product.

Single-family residential real estate loans, which include $1.9 million of home equity loans, increased $18.7 million, or 7.5%, to $267.6 million as of March 31, 2018 as compared to $248.9 million as of December 31, 2017. In addition, loans held for sale increased $57.5 million or 45.7% to $183.4 million as of March 31, 2018 compared to $125.8 million December 31, 2017. The increase in loans held for sale is mainly due to a decrease in selling single-family residential mortgage loans in the first quarter of 2018 compared to the same period in 2017. Single-family residential real estate loans, which include $2.0 million of home equity loans, increased $92.5 million, or 59.1%, to $248.9 million as of December 31, 2017 as compared to $156.4 million as of December 31, 2016. In addition, loans held for sale increased $81.5 million or 183.8% to $125.8 million as of December 31, 2017 compared to $44.3 million December 31, 2016. Management plans to maintain a portfolio of mortgage loans held for sale in a range of $100-120 million. The portfolio of loans held for sale will fluctuate month-to-month as the portfolio increases and is sold.

Loan Quality

We use what we believe is a comprehensive methodology to monitor credit quality and prudently manage credit concentration within our loan portfolio. Our underwriting policies and practices govern the risk profile and credit and geographic concentration for our loan portfolio. We also have what we believe to be a comprehensive methodology to monitor these credit quality standards, including a risk classification system that identifies potential problem loans based on risk characteristics by loan type as well as the early identification of deterioration at the individual loan level. In addition to our allowance for loan losses, our purchase discounts on acquired loans provide additional protections against credit losses.

Discounts on Purchased Loans. At acquisition we hire a third-party to determine the fair value of loans acquired. In many of the cases fair values were determined by estimating the cash flows expected to result from those loans and discounting them at appropriate market rates. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with FASB Accounting Standards Codification (ASC) 310-20.

None of the loans we acquired after 2011 had evidence of deterioration of credit quality since origination for which it was probable, at acquisition, that RBB would be unable to collect all contractually required payments receivable. Loans acquired that had evidence of deterioration of credit quality since origination are referred to as PCI (purchase credit impaired) loans.

With our acquisitions of FAB and VCBB, we acquired $16.7 million contractual amount due with a fair value of $9.7 million of PCI loans. The outstanding balance and carrying amount of PCI loans as of March 31, 2018, December 31, 2017 and December 31, 2016 were $319,000 and $313,000, $322,000 and $315,000, and $878,000 and $730,000, respectively. For these PCI loans, RBB did not record an allowance for loan losses for 2017 or 2016 as there were no significant reductions in the expected cash flows.

Analysis of the Allowance for Loan Losses. The following table allocates the allowance for loan losses, or the allowance, by category:

	As of March 31, 2018		As of December 31, 2017		As of December 31, 2016
(dollars in thousands)	$	% (1)	$	% (1)	$	% (1)
Loans:
Commercial and industrial	$2,958	1.06	$3,014	1.07	$2,581	1.27
SBA	968	0.84	1,030	0.78	3,345	2.10
Construction and land development	1,337	1.32	1,214	1.32	1,206	1.35
Commercial real estate (2)	5,182	1.04	4,925	0.99	5,952	1.19
Single-family residential mortgages	3,443	1.29	3,170	1.27	1,078	0.69
Unallocated	69	—	420	—	—	—

Allowance for loan losses	$13,957	1.11	$13,773	1.10	$14,162	1.28

(1)	Represents the percentage of the allowance to total loans in the respective category.
(2)	The decrease in the allowance on SBA loans from December 31, 2016 is attributable to the receipt of $3.6 million from the SBA as previously discussed.
(3)	Includes non-farm and non-residential real estate loans, multi-family residential and single-family residential loans originated for a business purpose.

The allowance and the balance of accretable credit discounts represent our estimate of probable and reasonably estimable credit losses inherent in loans held for investment as of the respective balance sheet date. The accretable credit discount was $2.4 million at March 31, 2018. Including the non-accretable credit discount as a percentage of the allowance and credit discounts to loans was 1.2%.

Allowance for loan losses. Our methodology for assessing the appropriateness of the allowance for loan losses includes a general allowance for performing loans, which are grouped based on similar characteristics, and a specific allowance for individual impaired loans or loans considered by management to be in a high-risk category. General allowances are established based on a number of factors, including historical loss rates, an assessment of portfolio trends and conditions, accrual status and economic conditions.

For commercial and industrial, SBA, commercial real estate, construction and land development and single family residential mortgage loans held for investment, a specific allowance may be assigned to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value of the underlying collateral. Interest income on impaired loans is accrued as earned, unless the loan is placed on nonaccrual status.

Credit-discount on loans purchased through acquisition. Purchased loans are recorded at market value in two categories, credit discount and liquidity discount and premiums. The remaining credit discount at the end of a period is compared to the analysis for loan losses for each acquisition. If the credit discount is greater than the expected loss no additional provision is needed. The following table shows our credit discounts by loan portfolio for purchased loans only as of March 31, 2018, December 31, 2017 and December 31, 2016. We have recorded additional reserves of $148,000 due to the credit discounts on the LANB acquisitions being less than the analysis for loan losses on those acquisitions as of December 31, 2017.

(dollars in thousands)	As of March 31 2018	As of December 31, 2017	As of December 31, 2016
Commercial and industrial	$104	$139	$346
SBA	65	67	91
Construction and land development	—	—	61
Commercial real estate	1,171	1,416	4,516
Single-family residential mortgages	62	67	110

Total credit discount on purchased loans	$1,402	$1,689	$5,124

Total remaining balance of purchased loans through acquisition	$197,063	$226,253	$336,310
Credit-discount to remaining balance of purchased loans	0.71%	0.75%	1.52%

Individual loans considered to be uncollectible are charged off against the allowance. Factors used in determining the amount and timing of charge-offs on loans include consideration of the loan type, length of delinquency, sufficiency of collateral value, lien priority and the overall financial condition of the borrower. Collateral value is determined using updated appraisals and/or other market comparable information. Charge-offs are generally taken on loans once the impairment is determined to be other-than-temporary. Recoveries on loans previously charged off are added to the allowance. There were no net charge-offs to average loans for the three months ended March 31, 2018. Net charge-offs to average loans were (0.07)% and (0.08)% for the twelve months ended December 31, 2017 and 2016, respectively.

The allowance for loan losses was $14.0 million at March 31, 2018 compared to $13.8 million at December 31, 2017. The $184,000 increase at March 31, 2018 compared to December 31, 2017 was due to the increase in loan volume. There were no net loan charge-offs in the first quarter. The allowance for loan losses was $13.8 million at December 31, 2017 compared to $14.2 million at December 31, 2016. The $389,000 decrease at December 31, 2017 compared to December 31, 2016 was due to receipt of a guaranteed payment on a SBA 7A guaranteed loan of $629,000 in May 2017 that was previously charged-off and the receipt of $3.6 million in July 2017 pursuant to a SBA loan guaranty that we previously fully reserved for in the allowance for loan losses plus the $1.1 million loan loss provision recapture for 2017.

We analyze the loan portfolio, including delinquencies, concentrations, and risk characteristics, at least quarterly in order to assess the overall level of the allowance and nonaccretable discounts. We also rely on internal and external loan review procedures to further assess individual loans and loan pools, and economic data for overall industry and geographic trends.

In determining the allowance and the related provision for loan losses, we consider three principal elements: (i) valuation allowances based upon probable losses identified during the review of impaired commercial and industrial, commercial real estate, construction and land development loans, (ii) allocations, by loan classes, on loan portfolios based on historical loan loss experience and qualitative factors and (iii) review of the credit discounts in relationship to the valuation allowance calculated for purchased loans. Provisions for loan losses are charged to operations to record changes to the total allowance to a level deemed appropriate by us.

The following table provides an analysis of the allowance for loan losses, provision for loan losses and net charge-offs for the three months ended March 31, 2018 and 2017, and the twelve months ended December 31, 2017 and 2016:

	Three Months Ended March 31,		Years Ended December 31,
(dollars in thousands)	2018	2017	2017	2016
Balance, beginning of period	$13,773	$14,162	$14,162	$10,023
Charge-offs:
SBA	—	24	(83)	(835)

Total charge-offs	—	24	(83)	(835)

Recoveries:
SBA	—	—	747	—

Total recoveries	—	—	747	—

Net charge-offs	—	24	(830)	(835)
Provision for (recapture of) loan losses	184	—	(1,053)	4,974

Balance, end of period	$13,957	$14,186	$13,773	$14,162

Total loans at end of period (1)	1,261,928	1,139,563	1,249,074	1,110,446
Average loans(2)	1,668,783	1,134,582	1,151,965	1,080,448
Net charge-offs to average loans	0.00%	0.00%	-0.07%	-0.08%
Allowance for loan losses to total loans	1.11%	1.24%	1.10%	1.28%
Credit-discount on loans purchased through acquisition	$1,402	$4,304	1,689	5,124
Allowance for loan losses plus credit-discount to total loans	1.22%	1.62%	1.24%	1.74%

(1)	Total loans are net of discounts and deferred fees and cost
(2)	Excludes loans held for sale

Problem Loans. Loans are considered delinquent when principal or interest payments are past due 30 days or more; delinquent loans may remain on accrual status between 30 days and 89 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring (TDR). These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as OREO until sold, and is carried at the balance of the loan at the time of foreclosure or at estimated fair value less estimated costs to sell, whichever is less.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings. Nonperforming loans exclude PCI loans. The balances of nonperforming loans reflect the net investment in these assets.

	As of March 31, 2018	As of December 31,
(dollars in thousands)		2017	2016
Nonperforming loans:
SBA	$71	$—	$—
Construction and land development	286	289	303
Commercial real estate	2,107	2,131	2,253

Total troubled debt restructures	2,464	2,420	2,556
Non-accrual loans:
SBA	2,001	155	3,577

Total non-accrual loans	2,001	155	3,577

Total non-performing loans	4,465	2,575	6,133
Other real estate owned	293	293	833

Nonperforming assets	$4,758	$2,868	$6,966

Nonperforming loans to total loans	0.35%	0.21%	0.55%
Nonperforming assets to total assets	0.28%	0.17%	0.50%

The increase in nonperforming loans as of March 31, 2018 was primarily due to a $1.4 million SBA loan that was placed on nonaccrual status as of March 31, 2018 because it did not meet RBB’s cash flow requirements, but has become current subsequent to quarter end. RBB believes that no impairment exists, as there is more than sufficient collateral value supporting the loan. The decrease in nonperforming loans from December 31, 2016 to December 31, 2017 was primarily due to receiving of a $3.6 million payment on a guaranteed non-accrual SBA loan in July 2017, two loans of $539,000 were paid off in the fourth quarter of 2017, and $1.7 million was returned to accrual status. We had one addition to the nonperforming loans of $84,000 during 2017.

Our 30-89 day delinquent loans decreased to $2.2 million as of March 31, 2018. Of this amount, all have been brought current or been paid-off except for $994,000.

We did not recognize any interest income on nonaccrual loans during the periods ended March 31, 2018, December 31, 2017 and December 31, 2016 while the loans were in nonaccrual status. We recognized interest income on commercial and commercial real estate loans modified under troubled debt restructurings of $348,000, $328,000 and $301,000 during the periods ended March 31, 2018, December 31, 2017 and December 31, 2016, respectively.

We utilize an asset risk classification system in compliance with guidelines established by the FDIC as part of our efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard”, “doubtful”, and “loss”. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted.

We use a risk grading system to categorize and determine the credit risk of our loans. Potential problem loans include loans with a risk grade of 6, which are “special mention”, loans with a risk grade of 7, which are “substandard” loans that are generally not considered to be impaired and loans with a risk grade of 8, which are “doubtful” loans generally considered to be impaired. These loans generally require more frequent loan officer contact and receipt of financial data to closely monitor borrower performance. Potential problem loans are managed and monitored regularly through a number of processes, procedures and committees, including oversight by a loan administration committee comprised of executive officers and other members of the Bank’s senior management.

Cash and Cash Equivalents. Cash and cash equivalents increased $71.5 million, or 47.7%, to $78.5 million as of March 31, 2018 as compared to $150.0 million at December 31, 2017. This decrease was primarily due to $23.9 million used in operating activities, $61. 2 million used in investing activities partially offset by $13.6 million from financing activities.

Cash and cash equivalents increased $31.3 million, or 26.4%, to $150.0 million as of December 31, 2017 as compared to $118.7 million at December 31, 2016. This increase was primarily due to $267.0 million of cash from financing activities (including $60.2 million from the issuance of common stock, net of expenses), net cash from operating activities of $20.9 million, partially offset by funds used in investment activities of $256.6 million.

Goodwill and Other Intangible Assets. Goodwill was $29.9 million at March 31, 2018, December 31, 2017 and December 31, 2016, respectively. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. Our other intangible assets, which consist of core deposit intangibles, were $1.4 million, $1.4 million and $1.8 million at March 31, 2018, December 31, 2017 and December 31, 2016, respectively. These assets are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 3 to 10 years.

On February 19, 2016, we completed the TFC acquisition. At closing, the acquired entity primarily consisted of TomatoBank, and $5.2 million of subordinated debentures. TomatoBank provided commercial and retail banking services primarily to Asian-Americans through six branches in the metro Los Angeles area.

We acquired TFC for $86.7 million in cash. The identifiable assets acquired of $469.9 million and liabilities assumed of $409.1 million were recorded at fair value. The identifiable assets acquired included the establishment of a $1.7 million core deposit intangible, which is being amortized on an accelerated basis over 8 to 10 years. Based upon the acquisition date fair values of the net assets acquired, we recorded $25.9 million of goodwill in our consolidated balance sheet.

Liabilities. Total liabilities increased $11.1 million to $1.4 billion, or 0.8%, at March 31, 2018 from December 31, 2017, primarily due to deposit growth. Total liabilities increased $211.9 million to $1.43 billion, or 17.5%, at December 31, 2017 from December 31, 2016, primarily due to deposit growth.

Deposits. As a Chinese-American business bank that focuses on successful businesses and their owners, many of our depositors choose to leave large deposits with us. The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. As of March 31, 2018, our top ten deposit relationships totaled $338.6 million, of which five are related to directors and shareholders of RBB for a total of $115.4 million or 34.1% of our top ten deposit relationships. As of March 31, 2018, our directors and shareholders with deposits over $250,000 totaled $255.6 million or 35.0% of all relationships over $250,000.The following table summarizes our average deposit balances and weighted average rates at March 31, 2018, December 31, 2017 and December 31, 2016:

	Quarter Ended		Year Ended		Year Ended
	March 31, 2018		December 31, 2017		December 31, 2016
(dollars in thousands)	Average Balance	Weighted Average Rate (%)	Average Balance	Weighted Average Rate (%)	Average Balance	Weighted Average Rate (%)
Noninterest-bearing demand	$277,145	—	$221,425	—	$151,441	—
Interest-bearing:
NOW	23,107	0.23	19,619	0.23	18,848	0.25
Savings	32,648	0.44	34,939	0.46	34,149	0.49
Money market	337,044	0.79	295,932	0.73	252,472	0.66
Time, less than $250,000	287,582	1.29	312,975	1.16	311,071	0.91
Time, $250,000 and over	258,072	1.29	369,482	1.16	354,733	1.17

Total interest-bearing	938,453		1,032,947		971,273

Total deposits	$1,215,598		$1,254,372		$1,122,714

The following table sets forth the maturity of time deposits of $250,000 or more as of March 31, 2018:

	As of March 31, 2018 Maturity Within:
(dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time, $250,000 and over	$82,173	$119,824	$160,341	$2,340	$364,678
Wholesale deposits (1)	25,315	1,568	—	—	26,883

Total	$107,488	$121,392	$160,341	$2,340	$391,561

(1)	Wholesale deposits are defined as time deposits under $250,000 originated through via internet rate line and/or through other deposit originators and are considered non-core deposits.

We acquired time deposits from the internet and outside deposits originators as needed to supplement liquidity. These time deposits are primarily under $250,000 and we do not consider them core deposits. The total amount of such deposits as of March 31, 2018 was $26.9 million or 2.0% of total deposits. The balances of such deposits as of December 31, 2017 were $29.5 million. The total amount of such deposits as of December 31, 2017 was $29.5 million or 2.2% of total deposits. The balances of such deposits as of December 31, 2016 were $31.0 million. The Bank did not have any brokered deposits during any of the time periods presented.

Total deposits increased $165.5 million to $1.4 billion at March 31, 2018 as compared to $1.3 billion at December 31, 2017, as we grew non-maturity deposit categories. As of March 31, 2018, total deposits were comprised of 23% noninterest-bearing demand accounts, 29% interest-bearing transaction accounts and 48% of time deposits. Total deposits increased $184.5 million to $1.3 billion at December 31, 2017 as compared to $1.2 billion at December 31, 2016, as we grew non-maturity deposit categories. As of December 31, 2017, total deposits were comprised of 21% noninterest-bearing demand accounts, 31% interest-bearing transaction accounts and 48% of time deposits.

Short-Term Borrowings. In addition to deposits, we use short-term borrowings, such as federal funds purchased and FHLB advances, as a source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. We did not have any short-term borrowings as of March 31, 2018 and December 31, 2016 but did have $25.0 million outstanding at December 31, 2017. The weighted average interest rate on our short-term borrowings was 0.77%, 0.78% and 0.54% for the quarter ended March 31, 2018 and for the years ended December 31, 2017 and December 31, 2016, respectively. The following table sets forth information on our short-term FHLB advances during the periods presented:

	As of and for the three months ended March 31, 2018	As of and for the years ended December 31,
(dollars in thousands)		2017	2016
Outstanding at period-end	$—	$25,000	$—
Average amount outstanding	$17,767	$4,603	$6,494
Maximum amount outstanding at any month-end	$45,000	$25,000	$20,000
Weighted average interest rate:
During period	1.61%	0.78%	0.54%
End of period	—	0.51%	0.60%

Long-Term Debt. Long-term debt consists of subordinated notes. As of March 31, 2018 the aggregate outstanding principal amount of our subordinated notes was $49.6 million as compared to $49.5 million at December 31, 2017 and $49.4 million at December 31, 2016,and $49.4 million at December 31, 2016. On March 31 and April 15, 2016, we issued $50 million of subordinated notes for aggregate proceeds of $49.4 million. The subordinated notes have a maturity date of April 1, 2026 at a fixed rate of 6.5% for the first five years and a floating rate based on the three-month London Interbank Offered Rate (LIBOR) plus 516 basis points thereafter. Under the terms of our subordinated notes and the related subordinated notes purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the long term debt.

Subordinated Debentures. We acquired $5.2 million subordinated debentures as part of the TFC acquisition (TFC Statutory Trust I) and recorded it at fair value of $3.3 million. The fair value adjustment is being accreted over the remaining life of the securities. As of March 31, 2018, December 31, 2017 and December 31, 2016, we had $3.4 million, $3.4 million, and $3.3 million, respectively, of subordinated debentures. These debentures mature on March 15, 2037 and have a variable rate of interest equal to the three-month LIBOR plus 1.65%.

In July 2017, British banking regulators announced plans to eliminate the LIBOR rate by the end of 2021, before these subordinated notes and debentures mature. For these subordinated notes and debentures, there are provisions for amendments to establish a new interest rate benchmark.

Capital Resources and Liquidity Management

Capital Resources. Shareholders’ equity is influenced primarily by earnings, dividends, sales and redemptions of common stock and preferred stock and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities.

Shareholders’ equity increased $10.6 million, or 4.0%, to $275.8 million during the first three months of 2018, reflecting $8.8 million of net income and $3.5 million from the exercise of stock options partially offset by a $597,000 decrease in accumulated other comprehensive income exceeded $1.3 million of common dividends declared. The decrease in accumulated other comprehensive income primarily resulted from increases in unrealized gains on available for sale securities.

Shareholders’ equity increased $83.6 million, or 46.0%, to $265.2 million during 2017 as $60.2 million from the July public offering, $25.5 million of net income, $9,000 of additional paid in capital and $176,000 decrease in accumulated other comprehensive income exceeded $5.1 million of common dividends declared. The increase in accumulated other comprehensive income primarily resulted from increases in unrealized gains on available for sale securities.

On July 27, 2017, we completed our initial public offering of 3,750,000 shares at a price to the public of $23.00 per share and a total offering size of $86,250,000. The offering was originally 3,000,000 shares but due to demand, we increased it to 3,750,000 shares. RBB Bancorp sold 2,857,756 shares and the selling shareholders sold 892,244 shares of RBB Bancorp’s common stock. The offering resulted in gross proceeds to RBB Bancorp of approximately $65.7 million. RBB Bancorp contributed $25.0 million of the net proceeds received from this offering to the Bank. Our stock now trades on the Nasdaq Global Select Market under the symbol “RBB”. The increase to capital net of expenses is approximately $60.2 million.

Liquidity Management. Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-earning deposits in banks, federal funds sold, available for sale securities, term federal funds, purchased receivables and maturing or prepaying balances in our securities and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, additional borrowings through the Federal Reserve’s discount window and the issuance of preferred or common securities. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. For additional information regarding our operating, investing and financing cash flows, see the consolidated statements of cash flows provided in our consolidated financial statements.

Integral to our liquidity management is the administration of short-term borrowings. To the extent we are unable to obtain sufficient liquidity through core deposits, we seek to meet our liquidity needs through wholesale funding or other borrowings on either a short- or long-term basis.

As of March 31, 2018, December 31, 2017 and December 31, 2016, we had $49.0 million of unsecured federal funds lines, with no amounts advanced against the lines as of such dates, as of March 31, 2018, December 31, 2017 and 2016. In addition, lines of credit from the Federal Reserve Discount Window at

March 31, 2018, December 31, 2017 and December 31, 2016 were $15.2 million, $14.0 million and $15.0 million, respectively. Federal Reserve Discount Window lines were collateralized by a pool of commercial real estate loans totaling $25.3 million, $25.8 million and $25.6 million as of March 31, 2018, December 31, 2017 and December 31, 2016, respectively. We did not have any borrowings outstanding with the Federal Reserve at March 31, 2018, December 31, 2017 and December 31, 2016, respectively, and our borrowing capacity is limited only by eligible collateral.

As of March 31, 2018 we did not have any FHLB advances outstanding. At December 31, 2017 we had $25.0 million in FHLB advances outstanding and none at December 31, 2016. Based on the values of loans pledged as collateral, we had $326.9 million, $323.3 million and $387.3 million of additional borrowing capacity with the FHLB as of March 31, 2018, December 31, 2017 and December 31, 2016, respectively. We also maintain relationships in the capital markets with brokers and dealers to issue certificates of deposit.

RBB is a corporation separate and apart from the Bank and, therefore, must provide for its own liquidity. RBB’s main source of funding is dividends declared and paid to us by the Bank and RAM. There are statutory, regulatory and debt covenant limitations that affect the ability of the Bank to pay dividends to RBB. Management believes that these limitations will not impact our ability to meet our ongoing short-term cash obligations.

Regulatory Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies.

In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and new banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. These provisions, which generally became applicable to RBB and the Bank on January 1, 2015, impose meaningfully more stringent regulatory capital requirements than those applicable to RBB and the Bank prior to that date. In addition, the Basel III regulations will implement a concept known as the “capital conservation buffer.” In general, banks and bank holding companies will be required to hold a buffer of common equity Tier 1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers. For community banks, the capital conservation buffer requirement commenced on January 1, 2016, with a gradual phase-in. Full compliance with the capital conservation buffer will be required by January 1, 2019.

The table below summarizes the minimum capital requirements applicable to us and the Bank pursuant to Basel III regulations as of the dates reflected and assuming the capital conservation buffer has been fully-phased in. The minimum capital requirements are only regulatory minimums and banking regulators can impose higher requirements on individual institutions. For example, banks and bank holding companies experiencing internal growth or making acquisitions generally will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Higher capital levels may also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. The table below also summarizes the capital requirements applicable to us and the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as our and the Bank’s capital ratios as of March 31, 2018, December 31, 2017 and

December 31, 2016. We and the Bank exceeded all regulatory capital requirements under Basel III and were considered to be “well-capitalized” as of the dates reflected in the table below:

	Ratio at March 31, 2018	Ratio at December 31, 2017	Ratio at December 31, 2016	Regulatory Capital Ratio Requirements	Regulatory Capital Ratio Requirements, including fully phased-in Capital Conservation Buffer	Minimum Requirement for “Well Capitalized” Depository Institution
Tier 1 Leverage Ratio
Consolidated	15.24%	14.35%	10.99%	4.00%	4.00%	N/A
Bank	14.83%	14.50%	12.81%	4.00%	4.00%	5.00%
Common Equity Tier 1 Risk-Based Capital Ratio (1)
Consolidated	17.98%	17.54%	13.30%	4.50%	7.00%	N/A
Bank	17.75%	17.42%	15.81%	4.50%	7.00%	6.50%
Tier 1 Risk-Based Capital Ratio
Consolidated	18.24%	17.80%	13.55%	6.00%	8.50%	N/A
Bank	17.75%	17.42%	15.81%	6.00%	8.50%	8.00%
Total Risk-Based Capital Ratio
Consolidated	22.93%	22.55%	19.16%	8.00%	10.50%	N/A
Bank	18.82%	18.47%	17.06%	8.00%	10.50%	10.00%

(1)	The common equity tier 1 risk-based ratio, or CET1, is a new ratio created by the Basel III regulations beginning January 1, 2015.

The Basel III regulations also revise the definition of capital and describe the capital components and eligibility criteria for common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. The most significant changes to the capital criteria are that: (i) the prior concept of unrestricted Tier 1 capital and restricted Tier 1 capital has been replaced with additional Tier 1 capital and a regulatory capital ratio that is based on common equity Tier 1 capital; and (ii) trust preferred securities and cumulative perpetual preferred stock issued after May 19, 2010 no longer qualify as Tier 1 capital. This change is already effective due to the Dodd-Frank Act, although such instruments issued prior to May 19, 2010 continue to qualify as Tier 1 capital (assuming they qualified as such under the prior regulatory capital standards), subject to the 25% of Tier 1 capital limit.

Contractual Obligations

The following table contains supplemental information regarding our total contractual obligations at March 31, 2018:

(dollars in thousands)	Payments Due As of March 31, 2018
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$715,939	$—	$—	$—	$715,939
Time deposits	651,067	6,498	—	—	657,565
Long-term debt	—	—	—	50,000	50,000
Subordinated debentures	—	—	—	5,155	5,155
Leases	1,338	4,333	2,595	2,611	10,877

Total contractual obligations	$1,368,344	$10,831	$2,595	$57,766	$1,439,536

Off-Balance Sheet Arrangements

We have limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

In the ordinary course of business, RBB enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in RBB’s financial statements.

RBB’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. RBB uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. RBB evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by RBB is based on management’s credit evaluation of the customer.

Cybersecurity

As a financial institution, various information technology and cybersecurity risk factors can adversely affect RBB Bancorp including but not limited to security, customer data privacy, reputation, continued operations, and its financial condition. Risk factors come in many forms and may include the following:

Physical and Environmental. Our operations are dependent on our ability to service and protect critical hardware, computer systems, and network infrastructure from damage caused by environmental factors such as power loss, fire, and natural disasters, or physical factors such as physical intrusion and break-ins. The loss of these equipment or the physical breach of the equipment can disrupt our ability to provide services to our customers and function normally. Sustained disruption may lead to our customers losing confidence in our ability to maintain a stable environment. Disruptions in Communication and Information Systems.

Disruptions in Communication and Information Systems. When performing banking functions, we rely heavily on various communication methods and information systems. These are integral to our business and our ability to service our customers and process transactions in compliance with internal, legal, and regulatory standards. Major disruptions to these systems can expose the bank to undue liability that result in fees, fines, or loss of business. Additionally, misuse or compromise of our communication methods may result in the intentional or unintentional mishandling or exposure of personal, confidential, or proprietary information being sent to unauthorized third parties resulting in legal liability, remediation costs, reputation damage, and regulatory issues.

Banking Services. The banking services, including internet based, and transaction methods that we offer may inherently subject us to potential fraud, theft, and targeting by bad actors (criminals, hackers, nation states). Bad actors want to exploit banking services to gain access to data or systems that can be used to conduct fraud or to directly steal money. Protection of banking services and transactions is one of the highest priorities for us and failure to do so can result in breach and exposure of customer data, monetary loss, fines, reputation damage, and harm to our financial condition.

Third-Party Service Providers. We count on several third parties to provide services for our daily and long-term operations. We select these third-party providers carefully and periodically review them, but we do not control their actions. Problems caused by third-party providers, including disruption to services and communication, breach of contracts or service level agreements, cyber attacks and security breaches, have direct adverse effects to our institution and our ability to deliver services and conduct bank business. Third-Party providers are often seen as an extension of us and their actions or lack thereof may result in litigation, monetary loss, remediation costs, fines and penalties, increases in compliance demands, and reputation damage.

Cyber Attacks and Vulnerabilities. Many U.S. financial institutions and companies are the target of or have experienced cyber attacks including but not limited to distributed denial-of-service attacks, phishing, social engineering, malware, viruses, and ransomware. These attacks can originate from both internally by employees, and externally by bad actors. We are targeted by various cyber attacks but to date, none of these attacks are known to have material effect on our business or operations. In some cases, vulnerabilities in information technology systems can be a precursor to cyber attacks. Vulnerability management and patching is necessary part of protecting against cyber attacks, and failure to do so can result in increased exposure to losses due to breach.

Cybersecurity Landscape. The cybersecurity landscape is constantly evolving and advancing. New types of cyber attacks and vulnerabilities are created every day and we make constant improvement by upgrading systems, installing new software and hardware, and training our employees to be vigilant. We regularly add additional security measures to our computers and network infrastructure to mitigate the possibility of cyber breaches. However, it is nearly impossible to defend against every risk or threat. Sophisticated bad actors, intent on breaching our security, may result in the unauthorized access to our data and or disruption to our operations. Furthermore, we may experience litigation, monetary loss, remediation costs, fines and penalties, increases in compliance demands, and reputation damage because of a security breach.

Quantitative And Qualitative Disclosures About Market Risk

Market Risk. Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified two primary sources of market risk: interest rate risk and price risk.

Interest Rate Risk

Overview. Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay residential mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

Our asset liability committee, or ALCO establishes broad policy limits with respect to interest rate risk. ALCO establishes specific operating guidelines within the parameters of the board of directors’ policies. In general, we seek to minimize the impact of changing interest rates on net interest income and the economic values of assets and liabilities. Our ALCO meets monthly to monitor the level of interest rate risk sensitivity to ensure compliance with the board of directors’ approved risk limits.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

Income Simulation and Economic Value Analysis. Interest rate risk measurement is calculated and reported to the board and ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

We use two approaches to model interest rate risk: Net Interest Income at Risk, or NII at Risk, and Economic Value of Equity, or EVE. Under NII at Risk, net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

	Net Interest Income Sensitivity Immediate Change in Rates
(dollars in thousands)	-100	+100	+200
March 31, 2018:
Dollar change	$(714)	$4,802	$9,516
Percent change	-1.14%	7.65%	15.15%
December 31, 2017:
Dollar change	(1,664)	4,805	9,659
Percent change	-2.60%	7.52%	15.11%

We report NII at Risk to isolate the change in income related solely to interest earning assets and interest- bearing liabilities. The NII at Risk results included in the table above reflect the analysis used quarterly by management. It models gradual -100, +100 and +200 basis point parallel shifts in market interest rates, implied by the forward yield curve over the next one-year period. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 100 basis points, the point at which many assets and liabilities reach zero percent.

We are within board policy limits for the +/-100 and +200 basis point scenarios. The NII at Risk reported at March 31, 2018, projects that our earnings are expected to be materially sensitive to changes in interest rates over the next year. In recent periods, the amount of fixed rate assets increased resulting in a position shift from slightly asset sensitive to asset sensitive.

	Economic Value of Equity Sensitivity (Shock) Immediate Change in Rates
(dollars in thousands)	-100	+100	+200
March 31, 2018:
Dollar change	$(36,044)	$8,682	$14,488
Percent change	-10.99%	2.65%	4.42%
December 31, 2017:
Dollar change	(30,319)	12,966	22,307
Percent change	-9.45%	4.04%	6.96%

The EVE results included in the table above reflect the analysis used quarterly by management. It models immediate -100, +100 and +200 basis point parallel shifts in market interest rates. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 100 basis points, the point at which many assets and liabilities reach zero percent.

We are within board policy limits for the +/-100 and +200 basis point scenarios. The EVE reported at March 31, 2018 projects that as interest rates increase immediately, the economic value of equity position will be expected to increase. When interest rates rise, fixed rate assets generally lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall.

Price Risk. Price risk represents the risk of loss arising from adverse movements in the prices of financial instruments that are carried at fair value and subject to fair value accounting. We have price risk from our available for sale single-family residential mortgage loans and our fixed-rate available for sale securities.

Basis Risk. Basis risk represents the risk of loss arising from asset and liability pricing movements not changing in the same direction. We have basis risk in our single-family residential mortgage loan portfolio and our securities portfolio.

RBB BANCORP BOARD OF DIRECTORS

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of RBB (or the Bank prior to RBB’s formation in 2011).

Name	Age	Position	Director Since
Yee Phong (Alan) Thian	65	Chairman of the Board	2008
Peter M. Chang	46	Director	2008
Wendell Chen	41	Director	2010
Pei-Chin Huang	62	Director	2008
James W. Kao	72	Director	2015
Ruey Chyr Kao	77	Director	2008
Chie-Min Christopher Koo	60	Director	2008
Christopher Lin	77	Director	2010
Feng Lin	36	Director	2011
Ko-Yen Lin	74	Director	2008
Paul Lin	38	Director	2012
Fui Ming Thian	67	Director	2010

Pursuant to our current articles and bylaws, our board of directors is authorized to have not less than seven members nor more than 13 members, and is currently comprised of 12 members. Each of our directors serves for a one year term. The number of directors may be changed only by resolution of our board within the range set forth in our articles. As discussed in greater detail below, our board of directors has affirmatively determined that nine of our 12 current directors qualify as independent directors based upon the rules of the NASDAQ Stock Market and the SEC. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

The business experience of each of the current directors is set forth below. Other than as described below, no current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Yee Phong (Alan) Thian. Mr. Thian has served as the chairman, president and chief executive officer of RBB and the Bank since the Bank began operations in 2008. Mr. Thian was appointed twice to the FDIC community bank advisory committee and is presently on the CFPB community bank advisory committee. Mr. Thian previously served as the president and chief executive officer of First Continental Bank from July 2000 until its acquisition by United Commercial Bank in July 2003. Following the acquisition, Mr. Thian served as the executive vice president and regional director of United Commercial Bank until April 2007. From June 1997 to October 1997, Mr. Thian served as the president and chief executive officer of American International Bank and continued to serve as a director of the bank until January 2000. Mr. Thian began his banking career at General Bank where he served as a director from June 1982 to June 1997 and in various officer positions. He is the brother of Fui Ming Thian, who is also a director of RBB and the Bank. Mr. Thian holds a B.A. from Nan Yang University. Our board considered Mr. Thian’s experience as the chief executive of successful Chinese-American banks, his knowledge of and experience with real estate investment and development, his experience advising other companies in conducting business in small to midsized communities that are similar to those in our primary market areas, his experience as an advisory board member for the FDIC and the CFPB and his knowledge of the business community in the Chinese-American market area in determining that he should be a member of our board.

Peter M. Chang. Mr. Chang has served as a board member since the founding of the Bank in 2008. Mr. Chang is the president of Yao Yang Enterprises LLC, which purchases and exports waste paper. As such he works with recycling, shipping and exporting companies in the United States and provides raw materials to paper manufacturing companies in Southeast Asia China and Taiwan. Mr. Chang holds a B.S. in Economics from the

University of California at Los Angeles. Our board considered Mr. Chang’s experience in international trade financing and his long-standing relationships within the Chinese-American business community in determining that he should be a member of our board.

Wendell Chen. Mr. Chen has served as a member of the board since November 2010. Mr. Chen has been the chief executive officer of US Development LLC, a real estate development firm, since 2015. From 2006 to 2015, Mr. Chen served as the chief executive officer and managing partner of Vanetti, Inc., a start-up firm that successfully designed, manufactured, and delivered branded and private labeled men’s suits to specialty shops and major chain stores in the United States. Mr. Chen holds a B.A. from California State University Pomona. Our board considered Mr. Chen’s experience as an executive of a small business that does international trade and his relationships within the Chinese American business community in determining that he should be a member of our board.

Pei-Chin (Peggy) Huang. Ms. Huang has served as a board member since the founding of the Bank in 2008. Ms. Huang is the co-founder and president of Trendware International Inc., a Torrance-based manufacturer of computer networking equipment, where she is responsible for financial management and strategic planning. Ms. Huang holds a M.A. degree from Arizona State University. Our board considered Ms. Huang’s experience as an executive of an international business and her ability to understand complicated financial statements and contracts in determining that she should be a member of our board.

James W. Kao, Ph.D. Dr. Kao has served as a board member since 2015. Dr. Kao had a long and distinguished career at Philip Morris, USA in the research and development department. Since his retirement, Dr. Kao has been a successful investor in many companies. Dr. Kao holds a B.A. from National Taiwan University, an M.B.A. from Virginia Commonwealth University and his Ph.D. from Miami University. He is the brother of Dr. Ruey-Chyr Kao, MD, who is also a member of our board. Our board considered Dr. Kao’s experiences as an investor and his educational background in determining that he should be a member of our board.

Ruey-Chyr Kao, MD. Dr. Kao has served as a board member since the founding of the Bank in 2008. Dr. Kao retired in 2002 after 30 years as an obstetrician-gynecologist with a private practice in Monterey Park, Alhambra and San Gabriel. For the past fifteen years, he has been a real estate developer and investor with ownership of six hotels. He received his medical degree from Kaohsiung Medical College and is a Fellow of the American College of Obstetricians and Gynecologists. Dr. Kao is the brother of James Kao, Ph.D., who is also a member of our board. Our board considered Dr. Kao’s real estate background and his relationships in the Chinese-American community in determining that he should be a member of our board.

Chie Min (Christopher) Koo, CPA. Mr. Koo has served as a board member since the founding of the Bank in 2008. Mr. Koo is the president and founder of Christopher Koo Accountancy, an accounting and tax service in the city of Diamond Bar. Mr. Koo holds a Master’s in Business Administration and a B.S. in Hotel and Restaurant Management from U.S. International University in San Diego, California. Our board considered Mr. Koo’s experience as a CPA and his relationships in the Chinese-American community in determining that he should be a board member.

Chuang-I (Christopher) Lin, Ph.D. Dr. Lin has served as a board member since 2010. Dr. Lin is president and chairman of three separate specialty real estate firms: Forte Resources, Inc., which specializes in senior and affordable housing management and development, Sonnycal Development Company, which specializes in real estate development in market-rate residential houses and industrial warehouses, and Linkage Financial Group Inc., which specializes in real estate development in China. Dr. Lin previously served as a director of General Bank from 1981 to 2003. Dr. Lin holds a B.S. from Cheng Kung University, a M.S. from National Tsing Hua University and a Ph.D. from Duquesne University. Our board considered Dr. Lin’s real estate background, specifically in affordable housing, and his prior experience as a bank director in determining that he should be a board member.

Feng Lin. Mr. Lin has served as a board member since 2011. Mr. Lin is president and chief financial officer of Arche Investments, LLC, a real estate development firm specializing in developing condominiums and work-live detached condominium projects in Southern California. In addition, he is regional director of Harmony Bioscience Inc., a personal healthcare product company. Mr. Lin holds a B.S. in Economics from the University of California, Irvine. Our board considered Mr. Lin’s real estate background in determining that he should be a board member.

Ko-Yen Lin. Mr. Lin has served as a board member since the founding of the Bank in 2008. Mr. Lin is a real estate investor and manager of motels, office buildings, shopping centers and mobile home parks. Mr. Lin previously served as a Commissioner of Overseas Affairs for the Government of Taiwan. Mr. Lin also previously served as a director of General Bank from 1986 to 2003 and United National Bank from 1982 to 1985. From 2003 to 2007, Mr. Lin served as a senior advisory board member of Cathay Bank. Our board considered Mr. Lin’s real estate background and his prior experience as a bank director in determining that he should be a board member.

Paul Lin. Mr. Lin has served as a board member since 2012. Mr. Lin is the founder and chief executive officer of Drill Spot, LLC, an ecommerce company specializing in industrial and hardware supplies for contractors. Drill Spot has generated over $100 million since its inception in 2005. Due to the success of his startup, in 2010 Mr. Lin was named one of Inc. Magazine’s Top 10 Asian Entrepreneurs. Mr. Lin attended the University of Colorado in Boulder and studied Information Systems. In his spare time, Mr. Lin designs technology products and currently has three issued design patents. Our board considered Mr. Lin’s experience as the founder of a small business and his strong technology and security background in determining that he should be a member of our board.

Fui Ming (Catherine) Thian. Ms. Thian has served as a board member since 2010. Ms. Thian has been in the real estate management business for over 30 years and is responsible for operating and accounting for multiple apartment complexes and mobile home parks. Ms. Thian holds a B.S. in Commerce from Nanyang University. She is the sister of our chairman, Mr. Thian. Our board considered Ms. Thian’s experience in real estate management and preparing financial statements in determining that she should be a board member.

RBB BANCORP SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 30, 2018 pertaining to beneficial ownership of RBB’s Common Stock by persons known to RBB to own five percent (5%) or more of such stock, current directors and nominees for election as directors, Executive Officers1 of RBB, and all current directors and Executive Officers of RBB as a group. The information contained herein has been obtained from RBB’s records and from information furnished directly by the individual or entity to RBB.

The table should be read with the understanding that more than one (1) person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same securities.

Name and Address of Beneficial Owner 2 3	Title	Amount and Nature of Beneficial Ownership		Percent of Class [19]
Peter M. Chang	Director	410,717	[4]	2.47%
Wendell Chen	Director	119,221	[5]	*
Pei-Chin (Peggy) Huang	Director	354,204	[4]	2.13%
Tsu Te Huang	Branch Administrator	215,251		1.30%
James W. Kao	Director	526,939	[6]	3.18%
Ruey Chyr Kao	Director	649,120	4 7	3.90%
Chie-Min Christopher Koo	Director	85,141	[8]	*
Larsen Lee	Director of Mortgage Lending	24,686	[9]	*
Christopher Lin	Director	62,539	[5]	*
Feng (Richard) Lin	Director	534,901	[10]	3.22%
Ko-Yen Lin	Director	157,354	[4]	*
Paul Lin	Director	51,776	[10]	*
Vincent Liu	Chief Risk Officer	161,735	[11]	*
David Morris	Chief Financial Officer	96,864	[12]	*
Simon Pang	Chief Strategy Officer	110,832	[13]	*
Catherine Thian	Director	128,190	[5]	*
Yee Phong (Alan) Thian	Director, President and CEO	1,017,388	[14]	5.95%
Jeffrey Yeh	Chief Credit Officer	34,597	[15]	*
Officers as a Group (18 in number)		4,741,455	[16]	26.22%

5% Shareholders	Address of 5% Shareholders
Wellington Management Group LLP	280 Congress Street, Boston, MA 02210	878,906	[17]	5.31%
FJ Capital Management LLC as a group	1313 Dolley Madison Blvd., Suite 306, McLean, VA 22101.	1,088,600	[18]	6.58%

*	Indicates one percent or less.
1

As used throughout this document, the term “executive officer” means the President and Chief Executive Officer; the Executive Vice President and Chief Financial Officer; the Executive Vice President and Chief Credit Officer; the Executive Vice President and Chief Risk Officer; the Executive Vice President and Chief Strategy Officer, the Executive Vice President and Branch Administrator, and the Executive Vice President and Director of Mortgage Lending.

2

Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security. Beneficial owner includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the Record Date.

3	The address for all persons who are either directors or officers of RBB is c/o RBB Bancorp, 660 South Figueroa Street, Suite 1888, Los Angeles, California 90017.

4	Includes 84,065 vested options of 84,065 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
5	Includes 59,206 vested options of 62,539 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
6

Includes 20,000 vested options of 20,000 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date. The Kao Family, which includes James Kao as well as other family members, beneficially owns a total of 1,837,953 shares or 11.3%.

7	The Kao family, which includes Ruey Chyr Kao as well as other family members, beneficially owns a total of 1,408,529 shares or 8.51%.
8	Includes 73,302 vested options of 73,302 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
9	Includes 24,686 vested options of 24,686 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
10	Includes 51,776 vested options of 51,776 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
11	Includes 127,277 vested options of 127,277 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
12	Includes 88,288 vested options of 88,288 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
13	Includes 94,173 vested options of 94,173 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
14

Includes 708,231 vested options of 708,231 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date. Includes investments of 222,875 shares by United Overseas Investment and 127,581 shares by Eastern Union, Inc., corporations that are partially owned by Yee Phong (Alan) Thian with his brother, brother-in-law and sister. Yee Phong (Alan) Thian, his brother, his brother-in-law and sister, United Overseas Investment, Eastern Union, Inc. and other family members beneficially own on an aggregate basis 1,646,658 shares, or 9.9%, of the issued and outstanding shares of RBB.

15	Includes 8,072 vested options of 8,072 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
16	Includes 2,248,942 vested options of 2,248,942 total stock options granted under RBB’s stock option plan, which are or will be exercisable within 60 days of the Record Date.
17

Derived from a Schedule 13G/A filed with the SEC on February 8, 2018. Wellington Management Group LLP, or “Wellington,” has indicated that it holds our Common Shares together with certain of its subsidiaries. Wellington has shared voting power over 590,069 Common Shares and dispositive power over 878,906 Common Shares.

18

Derived from a Schedule 13G/A filed with the SEC on February 16, 2018 on behalf of each of FJ Capital Management LLC, Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC and Martin S. Friedman, as a group referred to as “FJ Capital Management.” FJ Capital Management has shared voting power and dispositive power over 1,088,600 Common Shares.

19

For each person in this table, percentage ownership is calculated by dividing the number of shares of our common stock beneficially owned by such person by the sum of 16,544,627 shares of our common stock outstanding as of June 30, 2018, and the number of shares of our common stock issuable under options exercisable within 60 days of June 30, 2018.

Principal Family Shareholders

We also determined beneficial ownership in accordance with Federal Reserve guidance which considers extended family members to be acting in concert even though the holdings of such families would not be reported as a “group” under SEC guidelines. The Thian (including Ko-Yen Lin), Chang and Kao families are considered controlling entities by the Federal Reserve. There are no formal written shareholder or voting agreements nor any informal arrangement or understanding among any of the family members with respect to their holdings of our common stock. The following table indicates the beneficial ownership of each controlling family, as well as the beneficial ownership of certain other directors’ families, and each footnote indicates the family or business relationship included.

	Related Director(s)/ Executive Officer	Related Director(s)/ Executive Officer	Family Holdings (1)	Total Holdings
Name		Number	Number	Number	%
Chang family (2)	Peter M. Chang	980,717	449,301	1,430,018	8.6%
Chen family (3)	Wendell Chen	119,221	530,042	649,263	3.9%
Huang family (4)	Pei-Chin Huang	354,204	131,060	485,264	2.9%
Kao family (5)	James W. Kao, Ruey Chyr Kao	611,004	796,449	1,407,453	8.5%
Koo family (6)	Chie-Min Christopher Koo	85,141	—	85,141	0.5%
C. Lin family (7)	Christopher Lin	62,539	59,126	121,665	0.7%
F. Lin family (8)	Feng (Richard) Lin	534,901	605,500	1,140,401	6.9%
P. Lin family (9)	Paul Lin	51,776	875,924	927,700	5.6%
Thian family (10)	Yee Phong (Alan) Thian, Catherine Thian, Ko-Yen Lin	855,614	784,546	1,640,160	9.8%

Total		3,655,117	4,231,948	7,887,065	47.5%

*	Indicates one percent or less.
(1)	Family member holdings exclude those shares held by the related director(s) and/or executive officer of RBB.
(2)

The number of shares reported consists of (i) 326,652 shares held by Peter M. Chang individually, (ii) 84,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 205,094 shares held by Ellen Y. Chang, Peter Chang’s sister, (iv) 238,067 shares held by Yu-Li Chang, Peter Chang’s aunt, (v) 6,140 shares held by Li Hua Chou, Peter Chang’s niece, and (vi) 570,000 shares held jointly by Louis C. Chang and Su Cheng C. Chang, Mr. Chang’s mother and father.

(3)

The number of shares reported consists of (i) 56,682 shares held jointly by Wendell Chen and his wife, Josephine Chen, (ii) 62,539 shares that are subject to options awarded to Mr. Chen that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 483,888 shares that are held by the Chen Family Trust, and (iv) 46,154 shares held by Gordon Chen, Mr. Chen’s brother.

(4)

The number of shares reported consists of (i) 290,589 shares held by Ms. Huang and Pei-Cheng Huang, Ms. Huang’s husband, as co-trustees of the Huang Family Trust, (ii) 62,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 1,076 shares held individually by Pei Chin Huang, (iv) 66,253 shares held by Patrick Huang, Ms. Huang’s son, and (v) 64,807 shares held by Jerry Huang, Ms. Huang’s son.

(5)

The number of shares reported consists of (i) 565,055 shares held jointly by Ruey Chyr Kao and his wife, Je Tsu Kao, (ii) 84,065 shares that are subject to options awarded to Ruey Chyr Kao that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 184,063 shares held jointly by James Kao and his daughter, Christina Kao, (iv) 161,438 held jointly by James Kao and Patricia Kao, Mr. Kao’s daughter, (v) 16,144 shares held by Patricia Kao individually (vi) 161,438 shares held jointly by James Kao and Timothy Kao, Mr. Kao’s son, (vii) 20,000 shares that are subject to options awarded to James Kao that are currently exercisable or are exercisable within 60 days of June 30, 2018, and (viii) 215,250 shares held jointly by Daniel Jay Kao and Linda Lee Kao, the son and daughter in-law of Ruey Chyr and James Kao.

(6)

The number of shares reported consists of (i) 21,565 shares held jointly by Mr. Koo and his wife, Paulina Wang-Koo, (ii) 1,076 shares held by Mr. Koo individually, and (iii) 62,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of June 30, 2018.

(7)

The number of shares reported consists of (i) 44,126 shares held by Christopher Yale Lin, Mr. Lin’s son, (ii) 15,000 shares jointly held by Mr. Lin and his son, Timothy Lin Irrevocable Trust, and (iii) 62,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of June 30, 2018

(8)

The number of shares reported consists of (i) 483,125 shares held jointly by Mr. Feng Lin and his wife, Joyce Lin, (ii) 51,776 shares that are subject to options awarded to Mr. Lin that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 292,875 shares held jointly by Mr. Lin’s sister, Linda Lin, and her husband, Jian Li, (iv) 205,000 shares held by Mr. Lin’s brother, and (v) 107,625 shares held by Mr. Lin’s sister.

(9)

The number of shares reported consists of (i) 300,230 shares held in the Tsu Te Huang Irrevocable Trust, (ii) 38,746 shares that are subject to options awarded to Tsu Te Huang that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iii) 136,253 shares held in the Paul Pao-Yen Lin Irrevocable Trust, (iv) 55,195 shares held in the Lin Family Trust, (v) 345,500 shares held by Mr. Lin’s Aunt, and (vi) 51,776 shares that are subject to options awarded to Paul Lin that are currently exercisable or are exercisable within 60 days of June 30, 2018.

(10)

The number of shares reported consists of (i) 1,076 shares held by Alan Thian individually, (ii) 107,625 shares held by Mr. Thian’s wife, Fen Fen Thian, (iii) 558,231 shares that are subject to options awarded to Mr. Thian that are currently exercisable or are exercisable within 60 days of June 30, 2018, (iv) 65,651 shares held jointly by Lawrence S K Law and Catherine Thian, (v) 62,539 shares that are subject to options awarded to Ms. Thian that are currently exercisable or are exercisable within 60 days of June 30, 2018, (vi) 94,815 shares held by Ko-Yen Lin, (vii) 73,302 shares that are subject to options awarded to Mr. Lin that are currently exercisable or are exercisable within 60 days of June 30, 2018, (viii) 193,726 shares held by Min Yang Thian, the nephew of Alan Thian and Catherine Thian, (ix) 19,405 shares held by Kheng Family Trust, the brother-in-law of Alan Thian, (x) 113,334 shares held by Gim Tie Kheng 2005 Family Trust, (xi) 222,875 shares held by United Overseas Investment Inc., and (xii) 127,581 shares held by Eastern Union Inc.

RBB Director Compensation

The following table sets forth compensation paid or awarded to, or earned by, each of our directors (except for Alan Thian, whose compensation is disclosed under “—Summary Compensation Table”) during 2017.

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation (2)	Total
Peter Chang	$98,100	$—	$—	$98,100
Wendell Chen	101,100	—	147	101,247
Pei-Chin (Peggy) Huang	95,300	—	508	95,808
James W. Kao	97,200	—	—	97,200
Ruey Chyr Kao	92,800	—	—	92,800
Chie-Min Christopher Koo	95,500	—	567	96,067
Christopher Lin	97,600	—	—	97,600
Feng (Richard) Lin	94,050	—	126	94,176
Ko-Yen Lin	96,600	—	3,094	99,694
Paul Lin	96,500	—	129	96,629
Fui Ming (Catherine) Thian	97,000	—	1,511	98,511

(1)

The amounts set forth in the “Option Awards” column reflect the aggregate grant date fair value of option awards calculated in accordance with FASB ASC Topic 718. The fair market value of shares was determined by the board of directors. There were no options awarded in 2017. The assumptions used in calculating the option award amounts are set forth in Note 14 to our consolidated financial statements as of December 31, 2017 and 2016.

(2)	All Other Compensation reflects BOLI insurance benefits.

During 2017, each of our directors received an annual cash retainer of $70,000. No stock options were issued in 2017. This retainer will remain the same in 2018.

As compensation for attending the Bank’s board meetings, each director received $1,500 per meeting attended in person and $750 per meeting attended by telephone. Each non-employee director also received $300 per board committee meeting attended. In addition, the chairs of the Audit Committee, ALCO, Information Technology Committee, CRA Committee, Compensation, Nominating and Corporate Governance Committee and Directors Loan Committee received an additional fee of $200 per meeting attended.

RBB Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Yee Phong (Alan) Thian	65	President and chief executive officer of RBB and bank
David R. Morris	57	Executive vice president and chief financial officer of RBB and bank
Simon Pang	62	Executive vice president and chief strategy officer for RBB and the bank
I-Ming (Vincent) Liu	62	Executive vice president and chief risk officer for RBB and the bank
Jeffrey Yeh	56	Executive vice president and chief credit officer of RBB and bank
Tsu Te Huang	67	Executive vice president and branch administrator for the bank
Larsen Lee	57	Executive vice president and director of mortgage lending

The business experience of each of our executive officers, other than Mr. Thian, is set forth below. Except for Mr. Thian, no executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

David R. Morris. Mr. Morris was appointed executive vice president and chief financial officer of the Bank in February 2010 and of RBB in June 2010. Mr. Morris is responsible for the Bank’s finance, treasury, information technology and operations functions. He serves on our board’s asset/liability committee, information technology and security committee and community reinvestment act committee. Prior to joining RBB, Mr. Morris was with MetroPacific Bank serving as its president and chief executive officer from August 2007 to June 2009, and as executive vice president and chief financial officer/chief operations officer from October 2006 to July 2007. From June 2003 to September 2006, Mr. Morris was executive vice president and chief financial officer/chief operations officer for San Diego Community Bank. Mr. Morris was vice president and controller of Community National Bank from 1999 to 2003. At City National Bank (formerly North American Trust Company), Mr. Morris served as vice president and manager of participant accounting in 1999; executive vice president, chief financial officer, risk management officer and director from 1997 to 1998, and executive vice president, chief operations officer and chief financial officer from 1991 to 1996. Mr. Morris started his career with First Interstate Bank, Ltd. in 1986 followed with being controller for Banker’s Trust Company of California, a subsidiary of Banker’s Trust Company. Mr. Morris holds a B.S. from University of Maryland and an M.B.A. from University of Southern California.

Simon Pang. Mr. Pang has served as an executive officer since the founding of the Bank in 2008. Mr. Pang joined our Bank as an executive vice president and head of commercial lending and was promoted to chief strategy officer in May 2012. Prior to joining the Bank in 2008, Mr. Pang spent eight years with United Commercial Bank as senior vice president and commercial and international banking manager. From 1997 to 2000, Mr. Pang was first vice president and team leader for Imperial Bank and from 1994 to 1997 he was vice president and trade finance manager at Tokai Bank of California. Prior to 1994, Mr. Pang was employed by Lippo Bank and Guaranty Bank as a senior loan officer. From 1981 through 1989, Mr. Pang worked in Asia as an international loan officer at Bank of America’s Singapore branch; as a corporate banking loan officer with

Standard Chartered Bank; and as a manager at Singapore United Overseas Bank’s Xiamen branch. Mr. Pang holds a B.S. from California State University, Fresno.

I-Ming (Vincent) Liu. Mr. Liu has been an executive officer of the Bank since it began operations in 2008. He started at the Bank as executive vice president and branch administrator and was promoted to chief operations officer of RBB and the Bank in February 2011, and to chief risk officer of RBB and the Bank in January 2013. Prior to joining the Bank, Mr. Liu spent over four years with United Commercial Bank as senior vice president and head of Southern California branch network. Prior to joining United Commercial Bank, Mr. Liu spent over 18 years with General Bank as a regional manager. Mr. Liu holds a B.A. from Feng-Chia University.

Jeffrey Yeh. Mr. Yeh has been an executive officer of the Bank since it began operations in 2008. He started at the Bank as a vice president and portfolio administration manager and was promoted to senior vice president and acting chief credit officer in January 2013, and to executive vice president and chief credit officer of RBB and the Bank in January 2014. Prior to joining the Bank, Mr. Yeh was a finance director and business control manager for Universal Science Industrial Co., Ltd. from 2001 through 2003, director and general manager of Overseas Chinese Finance, Ltd. from 1999 through 2001, and lending and investment manager for Bank of Overseas Chinese from 1995 through 1999. Mr. Yeh began his banking career at General Bank where he held various positions from 1989 through 1995. Mr. Yeh holds a B.A. from Soochow University and an M.B.A. from University of Missouri.

Tsu Te Huang. Mr. Huang joined our Bank in 2009 as a senior vice president and branch regional manager and was promoted to branch administrator in 2012 and to executive vice president in 2016. Mr. Huang previously served as a senior vice president and branch assistant regional manager for United Commercial Bank, Southern California from 2003 to 2009, and as senior vice president and branch regional manager for First Continental Bank from 2000 to 2003. Mr. Huang served as vice president and branch manager for First Continental Bank from 1994 to 2000. Mr. Huang holds a B.A. from Chinese Culture University.

Larsen Lee. Mr. Lee joined the Bank in April 2014 to start our residential mortgage unit. He started as a senior vice president and director of mortgage lending and in January 2016 he was promoted to executive vice president. Mr. Lee has accumulated 28 years of mortgage experience from retail operations to correspondent lending. He has expertise in all phases of the mortgage industry and has worked for large national banks such as Washington Mutual from 1995 to 2007 (account executive) and Bank of America from 2007 to 2010 (account executive). Mr. Lee created a wholesale department for Pacific City Bank from 2010 to 2014. Mr. Lee holds a B.S. from the University of Hawaii.

RBB EXECUTIVE COMPENSATION

Our named executive officers for 2017, which consist of our principal executive officer and RBB’s two other most highly compensated executive officers, are:

•	Yee Phong (Alan) Thian, president and chief executive officer;

•	Larsen Lee, executive vice president and director of residential mortgage lending;

•	Simon Pang, executive vice president and chief strategy officer; and

•	David R. Morris, executive vice president and chief financial officer.

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2017 and 2016 for each of our named executive officers.

Name	Year	Salary	Bonus	Option Awards (1)	All Other Compensation (3)	Total
Alan Thian	2017	$687,850	$856,700	$—	$128,167	$1,672,717
Chief executive officer and president	2016	498,300	510,000	182,500	109,806	1,300,606

David Morris	2017	238,464	135,000	—	16,472	389,936
Executive vice president and chief financial officer	2016	202,839	40,000	—	17,153	259,992

Larsen Lee	2017	287,000	95,000	—	9,000	391,000
Executive vice president and director of mortgage lending	2016	263,000	40,000	—	8,804	311,804

Simon Pang	2017	238,500	75,000	—	29,634	343,134
Executive vice president and chief strategy officer	2016	203,000	35,000	—	26,727	264,727

(1)

The amounts set forth in the “Option Awards” column reflect the aggregate grant date fair value of option awards for the year ended December 31, 2016 calculated in accordance with FASB ASC Topic 718. The fair market value of shares was determined by the board of directors. The assumptions used in calculating the option award amounts are set forth in Note 15 to our consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the two-year period ended December 31, 2017.

(2)	Includes $89,000 and $69,000 for Mr. Thian’s service as a director during 2017 and 2016, respectively.
(3)	“All Other Compensation” for the named executive officers during fiscal 2017 is summarized below:

All Other Compensation 2017
Name	Perquisites (i)	Company 401(k) Match (ii)	Board Director Fee (iii)	BOLI Income (iv)	Total “All Other Compensation”
Alan Thian	$18,646	$11,876	$89,000	$8,746	$128,267
David Morris	5,100	9,451	—	1,921	16,472
Larsen Lee	—	9,000	—	—	9,000
Simon Pang	19,365	7,500	—	2,769	29,634

All Other Compensation 2016
Name	Perquisites (i)	Company 401(k) Match (ii)	Board Director Fee (iii)	BOLI Income (iv)	Total “All Other Compensation”
Alan Thian	$24,720	$9,000	$69,000	$7,087	$109,807
David Morris	8,750	6,809		1,594	17,153
Larsen Lee	—	8,804		—	8,804
Simon Pang	19,066	5,410		2,251	26,727

(i)	Amount reflects use of a RBB-owned vehicle.
(ii)	Amount reflects RBB matching contribution under the 401(k) Plan.
(iii)	Amount reflects Mr. Alan Thian board director fees.
(iv)	Amount reflects BOLI reportable income.

General

We compensate our named executive officers through a combination of base salary, annual bonuses, equity awards, and other benefits including perquisites. Our Compensation, Nominating and Corporate Governance Committee believes the executive compensation packages that we provide to our executives, including the named executive officers, should include both cash and equity compensation that reward performance as measured against established corporate goals. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

The Compensation, Nominating and Corporate Governance Committee reviews and approves base salaries of our named executive officers and sets the compensation of our chief executive officer. In setting the base salary of each named executive officer, the committee relied on market data provided by our internal human resources department and survey data from industry resources. The Compensation, Nominating and Corporate Governance Committee also retains independent consultants as it deems appropriate. Salary levels are typically considered annually as part of our performance review process and upon a promotion or other change in job responsibility.

Bonus

All staff are eligible for a bonus and the named executive officers who have employment agreements may receive bonuses subject to the board’s sole discretion. The Bank pays bonuses of 6% of its pre-tax income; approximately 2.5% of pre-tax earnings are typically paid to the president and chief executive officer, approximately 1.25% of pre-tax earnings are distributed amongst the executive vice presidents and the remaining 2.25% of pre-tax earnings are distributed to the remaining staff. Annual bonuses are approved by the Compensation, Nominating and Corporate Governance Committee subject to the terms of RBB’s executive bonus policy.

Equity Awards

The equity awards reflected in the table above all relate to stock option awards issued pursuant to our 2010 Stock Option Plan, or 2010 Plan, which, as described more fully below, allows the Compensation, Nominating and Corporate Governance Committee to establish the terms and conditions of the awards, subject to the plan terms.

Benefits and Other Perquisites

The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with various retirement benefits. Our retirement plans are designed to assist our employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of our retirement plans is to attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

Royal Business Bank 401(k) Profit Sharing Plan. The Royal Business Bank 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank and its subsidiaries. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers, all of whom were eligible during 2016, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We currently match employee contributions on the first 6% of employee compensation (50 cents for each $1). RBB match is contributed in the form of cash and is invested according to the employee’s current investment allocation. No discretionary profit sharing contribution was made to the 401(k) Plan for 2016 or 2015.

Bank Owned Life Insurance or BOLI Policies. In 2012, the Bank purchased single premium BOLI Policies for certain officers and directors of the Bank to provide additional life insurance benefits to the directors and officers and to use the income from the BOLI Policies to offset benefit expenses. Further, the Bank benefits from any future death benefits paid out under these BOLI Policies. The Bank entered into split dollar arrangements with all executive and senior officers and directors that were under the age of 70 to pay their beneficiaries a death benefit. The amount of the split dollar arrangement for executive officers was equal to five times the executive’s annual salary in 2012, three times the senior officer’s annual salary and $250,000 per director. In January 2017, the Bank purchased additional BOLI Policies to increase the benefit to the executive and senior officers to December 31, 2016 salary levels and to add new officers that have joined the Bank since 2012. The directors also received an additional $150,000 in benefit. If the officer or director retires or is terminated, the split dollar arrangement terminates except in the case of change in control of RBB. The quantitative elements of the split dollar arrangement for our named executive officers are provided in the “Summary Compensation Table” on page 219.

Health and Welfare Benefits. Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees, except for Mr. Thian and Mr. Morris who are entitled to an annual medical examination.

Perquisites. We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation, Nominating and Corporate Governance Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2016 included the use of a Bank-owned or leased automobile.

Employment Agreements

We have entered into employment agreements with Messrs. Thian, Morris and Pang, which generally describe the position and duties of each of the named executive officers, provide for a specified term of employment, describe base salary, bonus opportunity and other benefits and perquisites to which each executive officer is entitled, if any, set forth the duties and obligations of each party in the event of a termination of employment prior to expiration of the employment term and provide us with a measure of protection by obligating the named executive officers to abide by the terms of restrictive covenants during the terms of their employment and thereafter for a specified period of time.

Mr. Thian. Our employment agreement with Mr. Thian, dated as of April 12, 2017, provides for a term of five years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement provides for an annual salary of $696,000, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Thian is terminated without cause or if he terminates his employment for good reason, as defined in the agreement, Mr. Thian would receive a severance payment in the amount of twelve (12) months of his then current salary plus the continuation of his medical, dental and other insurance coverage and an auto allowance for the lesser of twelve months or until he has found new employment. Following a change in control, if Mr. Thian’s employment is terminated, by us or our successor, without cause, or if Mr. Thian’s employment is materially adversely altered, then Mr. Thian will be entitled to receive from us or our successor severance in an amount equal to twelve (12) months of Mr. Thian’s then annual salary, plus the continuation of his medical, dental and other insurance coverage and an auto allowance for the lesser of twelve months or until he has found new employment. In connection with the consummation of RBB’s July 2017 initial public offering, Mr. Thian’s employment agreement also provides for an annual award of restricted stock for each year of the employment agreement’s five year term. The number of shares of common stock to be awarded will be pursuant to a formula based upon the number of shares sold by RBB in its July 2017 initial public offering and RBB’s resulting stock price. The first restricted stock grant will be made at the first anniversary of the initial public offering.

Mr. Morris. Our employment agreement with Mr. Morris, dated as of April 12, 2017, provides for a term of three years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement provides for an annual salary of $240,000, stock options, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Morris is terminated without cause, Mr. Morris would receive a severance payment in the amount of twelve (12) months of his then current salary. Following a change of control, if Mr. Morris’ employment is terminated by us or our successor, without cause, or Mr. Morris’ employment is materially adversely altered, Mr. Morris would receive a severance payment in the amount of six months of his then current salary.

Mr. Pang. Our employment agreement with Mr. Pang, dated as of April 12, 2017, provides for a term of three years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement currently provides for an annual salary of $240,000, stock options, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Pang is terminated without cause, Mr. Pang would receive a severance payment in the amount of twelve months of his then current salary. Following a change of control, if Mr. Pang’s employment is terminated, by us or our successor, without cause, or Mr. Pang’s employment is materially adversely altered, Mr. Pang would receive a severance payment in the amount of six months of his then current salary.

RBB Bancorp 2017 Omnibus Stock Incentive Plan

General. The 2017 Omnibus Stock Incentive Plan, or OSIP, was adopted by our board of directors on January 18, 2017 and will be submitted for approval by our shareholders at our annual meeting on May 23, 2017. The OSIP was designed to ensure continued availability of equity awards that will assist RBB in attracting and retaining competent managerial personnel and rewarding key employees, directors and other service providers for high levels of performance. Pursuant to the OSIP, the board of directors is allowed to grant awards to eligible persons in the form of qualified and non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other incentive awards. Up to 3,848,341 shares of common stock are available for issuance under the OSIP. As of March 31, 2017, there were 1,353,207 shares available for issuance under the OSIP. Awards vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The OSIP enables the board of directors to set specific performance criteria that must be met before an award vests. The OSIP allows for acceleration of vesting and exercise privileges of grants if a participant’s termination of employment is due to a change in control, death or total disability. If a participant’s job is terminated for cause, then all unvested awards expire at the date of termination.

Eligibility. All employees and directors of, and consultants of, RBB and its subsidiaries are eligible to become participants in the OSIP, except that non-employees may not be granted incentive stock options. The board of directors will determine the specific individuals who will be granted awards under the OSIP and the type and amount of any such awards.

Options. The board of directors may grant incentive stock options and non-qualified stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant.

The exercise price of an option generally may not be less than the fair market value of RBB common stock on the date the option is granted. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to RBB as consideration for the grant of a replacement option with a lower exercise price, except as approved by RBB’s shareholders, or as adjusted for corporate transactions described above.

Options awarded under the OSIP will be exercisable in accordance with the terms established by the board of directors. Any incentive stock option granted under OSIP that does not qualify as an incentive stock option will be deemed to be a non-qualified stock option and the board of directors may unilaterally modify any incentive stock option to disqualify it as an incentive stock option. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the board of directors, the purchase price of an option may be paid in cash, by personal, certified or cashiers’ check, in shares of RBB common stock (valued at fair market value as of the day of exercise), by restricted shares, by a cashless exercise providing for deferred payment of the purchase price or by other property deemed acceptable or a combination thereof.

Stock Appreciation Rights. Stock appreciation rights entitle the participant to receive cash and/or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds a base price established by the board of directors. The base price for a stock appreciation right generally may not be less than the fair market value of the stock on the date the stock appreciation right is granted. Stock appreciation rights will be exercisable in accordance with the terms established by the board of directors.

Stock Awards. A stock award is a grant of shares of RBB common stock or a right to receive shares of RBB common stock (or an equivalent amount of cash or a combination of both) in the future. Such awards may include, but are not limited to, bonus shares, stock units, performance shares, performance units, restricted stock, deferred shares or restricted stock units or any other equity-based award as determined by the board of directors.

The specific conditions, including the performance measures, performance objectives or period of service requirements that may apply to stock awards are set by the board of directors in its discretion.

Forfeiture. Unless specifically provided to the contrary in an award agreement, upon notification of termination of employment for cause, in the case of employees, and termination of service for cause, in the case of non-employee directors or other service providers, any outstanding award held by such employee, non-employee director or service provider will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.

Section 162(m) of the Internal Revenue Code. Under Section 162(m) of the Internal Revenue Code, or Revenue Code, the deduction for a publicly held corporation for otherwise deductible compensation to a “covered employee” (the chief executive officer and the next three most highly compensated executive officers (other than the chief financial officer)) is limited to $1 million per year. However, in the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited “transition period” to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.

RBB intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the OSIP until the earliest of the four following events: (i) the expiration of the OSIP; (ii) the material modification of the OSIP; (iii) the issuance of all stock and other compensation that has been allocated under the OSIP; or (iv) the first meeting of RBB’s shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of RBB’s common stock occurs.

Change in Control. Unless otherwise provided in an award agreement, upon the occurrence of a change in control of RBB (as defined in the OSIP or the individual award agreements), all outstanding stock options and stock appreciation rights held by a participant will become fully exercisable and all stock awards or cash incentive awards held by a participant will become fully earned and vested. In the event an award constitutes “deferred compensation” for purposes of Section 409A of the Revenue Code, and the settlement or distribution of benefits under such award are triggered by a change in control, such settlement or distribution will be subject to the change in control also constituting a “change in control event” under Section 409A of the Revenue Code.

Amendment and Termination. The OSIP will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the date upon which it is approved by the stockholders of RBB. RBB generally reserves the right to amend or terminate the OSIP at any time, except that the OSIP may not be amended without the approval of RBB’s shareholders to permit:

•	a material increase in the benefits available to participants under the OSIP;

•

an increase of the 3,848,341 shares of stock that may be issued under the OSIP, the 3,070,923 shares that may be issued as incentive stock options, or a maximum calendar year award of 125,000 shares; or

•	a material modification of the requirements for participation;

provided, however, that the OSIP may be amended at any time to conform to any present or future law, including but not limited to amendments to the OSIP or outstanding awards in order to comply with, or to avoid the application of, Section 409A of the Revenue Code, and related regulations promulgated thereunder.

U.S. Federal Income Tax Treatment. Under present U.S. federal income tax laws, awards granted under the OSIP generally should have the following tax consequences:

Non-Qualified Stock Options. The grant of a non-qualified option generally will not result in taxable income to the participant. The participant generally will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares and RBB will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. The grant of an incentive stock option generally will not result in taxable income to the participant. The exercise of an incentive stock option generally will not result in taxable income to the participant provided that the participant was (without a break in service) an employee of RBB or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is “disabled,” as that term is defined in the Revenue Code).

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price generally will be an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price generally will be taxed to the participant as capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and RBB generally will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount generally will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Stock Appreciation Rights. The grant of a stock appreciation right generally will not result in taxable income to the participant. Upon exercise of a stock appreciation right, the fair market value of shares received generally will be taxable to the participant as ordinary income and RBB will be entitled to a corresponding deduction. Gains and losses realized by the participant upon disposition of any such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Stock Awards. A participant who has been granted a stock award generally will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a “substantial risk of forfeiture” for U.S. federal income tax purposes and the participant has not filed a Revenue Code Section 83(b) election to be taxed at the time of grant. Upon the later of delivery or vesting of shares subject to an award (or the filing of a Revenue Code Section 83(b) election), the participant generally will realize ordinary income in an amount equal to the then fair market value of those shares and RBB will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting (or the filing of a Revenue Code Section 83(b) election). Dividends paid to the participant during the restriction period, if so provided, generally will also be compensation income to the participant and RBB will be entitled to a corresponding deduction. In the case of stock awards settled in cash, the participant generally will realize taxable income at the time the cash is distributed and RBB will be entitled to a corresponding deduction.

Cash Incentive Awards. A participant generally will realize taxable income at the time the cash incentive award is distributed and RBB will be entitled to a corresponding deduction.

Withholding of Taxes. All distributions under the OSIP are subject to withholding of all applicable taxes and the board of directors may condition the delivery of any shares or other benefits under the OSIP on satisfaction of the applicable withholding obligations. Except as otherwise provided by the board of directors, such withholding obligations generally may be satisfied through cash payment by the participant, through the surrender of shares of RBB stock that the participant already owns or through the surrender of shares of RBB stock to which the participant is otherwise entitled under the OSIP.

RBB Bancorp 2010 Stock Option Plan

Under the terms of RBB’s 2010 Stock Option Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and organizers, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to purchase up to 30 percent of the outstanding common stock at a price not less than 100 percent of the fair market value of the stock on the date of the grant. Stock options expire no later than ten years from the date of the grant and generally vest over three years. This 2010 Plan was replaced at RBB’s annual meeting on May 23, 2017, with the 2017 Omnibus Stock Incentive Plan.

Outstanding Equity Awards at Fiscal Year End

The following table provides information for each of our named executive officers regarding outstanding stock options held by the officers as of December 31, 2017. Market values are presented as of the end of 2017 (based on the assumed per share fair market value of our common stock of $27.37 on December 31, 2017) for outstanding stock awards, which include 2017 grants and prior-year grants.

	Number of Securities Underlying Unexercised Options (1)
Name	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Alan Thian	382,010	—	9.29	11/04/18
	10,763	—	9.29	11/18/18
	10,763	—	9.29	01/02/19
	10,763	—	9.29	05/18/21
	10,763	—	11.15	05/16/22
	242,156	—	11.15	01/01/23
	10,763	—	11.15	05/15/23
	10,250	—	13.21	05/21/24
	6,666	3,334	17.08	05/20/25
	3,334	6,666	18.25	05/17/26
David Morris	24,788	—	9.29	02/01/20
	9,686	—	9.29	01/01/22
	53,813	—	11.15	01/01/23
Larsen Lee	9,686	—	13.21	03/17/24
	5,000	10,000	18.25	01/01/26
Simon Pang (2)	104,906	—	9.29	11/04/18
	5,381	—	9.29	11/18/18
	121,078	—	11.15	01/01/23

(1)

All awards in this column that remain subject to vesting, vest in 33.33% increments on the first, second and third anniversary of the date of grant. These equity awards are accelerated and vest in full upon a change in control of RBB.

(2)	Mr. Pang exercised 110,287 stock options in the first quarter of 2018.

Section 16(A) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to RBB during and with respect to its 2017 fiscal year no director or executive officer failed to file, on a timely basis, reports required during or with respect to 2017 by Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Corporate Governance Principles and Board Matters

Corporate Governance Guidelines. We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines that set forth the framework within which our board of directors, assisted by the committees of our board of directors, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, committees of our board of directors and selection of new directors. Our Corporate Governance Guidelines are available on our website at www.royalbusinessbankusa.com under the “Governance” tab.

Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill-sets, specific business background and global or international experience in the context of our needs and those of the board of directors.

Director Independence. We received approval to list our common stock on The NASDAQ Global Select Market and, as a result, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time following our July 2017 initial public offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Ms. Fui Ming Thian and Messrs. Yee Phong (Alan) Thian and Ko-Yen Lin, each of our current directors is an independent director, as defined under the applicable rules. The board determined that Mr. Thian does not qualify as an independent director because he is an executive officer of RBB. The board determined that Ms. Thian does not qualify as an independent director because of her family relationship with Mr. Thian. Mr. Lin does not qualify as an independent director as a result of certain business relationships that Mr. Lin has with Mr. Thian separate from RBB and the Bank.

Board Leadership Structure. The boards of directors of RBB and the Bank are comprised of the same individuals. Historically, RBB’s board of directors had four regular meetings, and our Bank’s board of directors had twelve regular meetings per year. Following the completion of the July 2017 initial public offering, both boards will have twelve regular meetings per year. All such meetings are led by our chairman of the board, Mr. Yee Phong (Alan) Thian, who is also our president and chief executive officer. As noted above, Mr. Thian has served in these positions since the Bank began operations in 2008. Mr. Thian’s primary duties are to lead our board of directors in establishing our overall vision and strategic plan and to lead our management in carrying out that plan. Our board of directors does not have a policy regarding the separation of the roles of chief executive officer and chairman of the board. Our board of directors endorses the view that one of its primary functions is to protect shareholders’ interests by providing independent oversight of management, including the chief executive officer. However, the board of directors does not believe that mandating a particular structure, such as designating an independent lead director or having a separate chairman of the board and chief executive officer, is necessary to achieve effective oversight. As a result, our board of directors has not designated an independent lead director nor has it designated a separate chairman of the board and chief executive officer. Nine of the board’s twelve directors have been determined by our board of directors to be independent under the listing standards of the NASDAQ Stock Market. All directors, including the chairman of the board, are bound by fiduciary obligations imposed by law, to serve the best interests of the shareholders. Accordingly, separating the offices of chairman of the board and chief executive officer would not serve to materially enhance or diminish the fiduciary duties of any director.

To further strengthen the oversight of the full board of directors our independent directors expect to hold executive sessions at which only independent directors are present. The executive sessions will be scheduled in connection with regularly scheduled board meetings at least twice a year. The executive sessions will be presided over by an independent director selected by our board of directors. Peter Chang has been selected by our board of directors to initially serve in this role.

Code of Ethics. Our board of directors has adopted a Code of Ethics that applies to all of our directors and employees. The code provides fundamental ethical principles to which these individuals are expected to adhere to and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, RBB. Our Code of Ethics is available on our website at www.royalnusinessbankusa.com under the “Governance” tab. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by NASDAQ Stock Market rules.

Compensation Committee Interlocks and Insider Participation. None of the members of our Compensation, Nominating and Corporate Governance Committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation, Nominating and Corporate Governance Committee.

Risk management and oversight. Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their particular area of concern. In particular, our Compensation, Nominating and Corporate Governance Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee is responsible for overseeing the management of risks associated with related party transactions. Our Directors Loan Committee is primarily responsible for credit and other risks arising in connection with our lending activities, which includes overseeing management committees that also address these risks. Our Asset/Liability Committee monitors our interest rate risk, with the goal of structuring our asset-liability composition to maximize net interest income while minimizing the adverse impact of changes in interest rates on net interest income and capital. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

All directors attended at least 98% of all board and committee meetings in 2017.

Committees of the Board

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation, Nominating and Corporate Governance Committee, the Asset/Liability Committee, the Community Reinvestment Act Committee, the Director’s Loan Committee, and the Information Technology and Security Committee.

Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles and bylaws.

Audit Committee. Our audit committee currently consists of Chie-Min Christopher Koo (chairman), Wendell Chen, Pei-Chin (Peggy) Huang, Feng Lin and Paul Lin. Our board of directors has evaluated the independence of the members of our audit committee and has affirmatively determined that: (i) each of the members of our audit committee meets the definition of “independent director” under NASDAQ Stock Market rules; (ii) each of the members satisfies the additional independence standards under NASDAQ Stock Market rules and applicable SEC rules for audit committee service; and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Chie-Min Christopher Koo is financially sophisticated under the NASDAQ Stock Market rules and satisfies the requirements established by the SEC for qualification as an “audit committee financial expert.”

Our audit committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The current charter of the audit committee will be available on our website at www.royalbusinessbankusa.com under the “Governance” tab. As described in its charter, our audit committee has responsibility for, among other things:

•	selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

•	reviewing the independence of our independent auditors;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

•	reviewing our earnings releases and reports filed with the SEC;

•	reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	reviewing and approving or ratifying related party transactions; and

•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

Compensation, Nominating and Corporate Governance Committee. Our Compensation, Nominating and Corporate Governance Committee currently consists of Ruey Chyr Kao (chairman), Peter Chang, Chuang-I (Christopher) Lin, and Feng Lin. Our board of directors has evaluated the independence of the members of our Compensation, Nominating and Corporate Governance Committee and has affirmatively determined that Messrs. Kao, Chang, C. Lin and F. Lin are “independent” under NASDAQ Stock Market rules and also satisfy the additional independence standards under NASDAQ Stock Market rules for compensation committee service.

Our Compensation, Nominating and Corporate Governance Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The current charter of the Compensation, Nominating and Corporate Governance Committee is available on our website at www.royalbusinessbankusa.com under the “Governance” tab.

The Compensation, Nominating and Corporate Governance Committee is responsible for discharging our board of directors’ responsibilities relating to (i) the compensation, both direct and indirect, to be paid to our directors, executive officers and other employees, and (ii) the corporate governance of our organization. Among other things, the Compensation, Nominating and Corporate Governance Committee has responsibility for:

•

reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

•	determining the annual compensation of our chief executive officer;

•	determining the annual compensation of our board of directors;

•

overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

•	preparing the compensation committee report required by SEC rules to be included in our annual report;

•	recommending persons to be selected by our board of directors as nominees for election as directors or to fill any vacancies on our board of directors;

•	monitoring the functioning of our standing committees and recommending any changes, including the creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with our corporate governance guidelines;

•	reviewing annually the composition of our board of directors as a whole and making recommendations; and

•	handling such other matters that are specifically delegated to the compensation, nominating and corporate governance committee by our board of directors from time to time.

Directors Loan Committee, or DLC. Our DLC currently consists of five non-executive directors, Chuang-I (Christopher) Lin, Feng Lin, James Kao, Ko-Yen Lin, Pei-Chin (Peggy) Huang and Peter Chang, one executive director, Yee Phong (Alan) Thian, and one non-director, Jeffrey Yeh, our chief credit officer, who is a non-voting member. The DLC is responsible for overseeing the Bank’s credit and lending strategies and objectives as well as approving loans over the credit authority of executive officers.

Community Reinvestment Act Committee or CRA. Our CRA currently consists of three non-executive directors, Fui Ming (Catherine) Thian, Feng Lin and Wendell Chen, one executive-director, Yee Phong (Alan) Thian, and seven non-directors, Tsu Te Huang, our branch administrator, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, Jeffrey Yeh, our chief credit officer, Larsen Lee, our director of mortgage lending and Yves Mombeleur, our director of community development. The CRA is responsible for monitoring the Bank’s CRA compliance.

Information Technology and Security Committee or IT. Our IT currently consists of two non-executive directors, Paul Lin and Peter Chang, one executive-director, Yee Phong (Alan) Thian, and five non-directors, Tsu Te Huang, our branch administrator, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, Jeffrey Yeh, our chief credit officer, Larsen Lee, our director of mortgage lending and Erik Grier, our chief information officer. The IT committee is responsible for reviewing IT infrastructure, security, business continuity planning and vendor management.

Asset/Liability Committee or ALCO. Our ALCO currently consists of five non-executive directors, Fui Ming (Catherine) Thian, Christopher Koo, James Kao, Paul Lin and Wendell Chen, one executive-director, Yee Phong (Alan) Thian, and six non-directors, Tsu Te Huang, our branch administrator, Larsen Lee, our director of mortgage lending, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, and Jeffrey Yeh, our chief credit officer. The ALCO has responsibility for, among other things, monitoring the maturities and overall mix of RBB’s and the Bank’s interest rate sensitive assets and liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

RBB has adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders).

In addition, our board of directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NASDAQ Stock Market concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which we or the Bank participates (whether or not we or the Bank is a direct party to the transaction), and in which our or any of the Bank’s directors, nominees to become a director, executive officers or employees or any of his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest has a direct or indirect material interest; or in which any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person has a direct or indirect material interest.

Our related party transaction policy is administered by our Audit Committee. This policy requires the Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and requires that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee evaluates each related party transaction for the purpose of determining whether the transaction is fair, reasonable and permitted to occur under our policy, and should be pre-approved or ratified. Relevant factors considered relating to any approval or ratification include the benefits of the transaction to us, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide our Audit Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the Bank, if so directed by our Audit Committee or our board, taking into account factors as deemed appropriate and relevant.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the bank regulatory requirements.

As of December 31, 2017, our officers and directors as well as their immediate families and affiliated companies, taken as a group, were indebted directly and indirectly to us in the amount of $2.3 million, while deposits from this group totaled $43.8 million as of such date. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Related Party Transactions

Other than the compensation arrangements with directors and executive officers described in “Executive Compensation” and the ordinary banking relationships described above, none of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest, in any transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000.

Certain Transactions

Other Transactions. It is anticipated that the executive officers and directors of RBB, and the companies with which they are associated, will have banking transactions with the Bank in the ordinary course of business. It is the firm intention of the Board of Directors that any loans and commitments to loans included in such transactions will be made in accordance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with persons of similar creditworthiness that are not affiliated with the Bank, and in the opinion of management, these transactions do not involve more than a normal risk of collectability or present other unfavorable features. The aggregate limit that the Bank may lend to its insiders as a class is not greater than the Bank’s unimpaired capital and unimpaired surplus. As of December 31, 2017, the Bank had extensions of credit to its directors together with their associates in the aggregate totaling approximately $2.3 million for approximately 0.86% of the Bank’s equity capital as of that date. There were no RBB loans to any insider of RBB.

There have been no transactions during 2017 to which the Bank was a party, in which the amount involved exceeded the lesser of $120,000 or 1% of the average of the Bank’s total assets at year end for each of the last three completed fiscal years, and in which any director (or nominee for director) of the Bank, executive officer of the Bank, any shareholder owning of record or beneficially 5% or more of RBB Common Stock, or any member of the immediate family of any of the foregoing persons, had a direct or indirect material interest.

Indebtedness of Management. Some of the current directors and executive officers of RBB and the companies with which they are associated have been customers of, and have had banking transactions with the Bank in the ordinary course of the Bank’s business. The Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of management of RBB, have not involved more than the normal risk of repayment or presented any other unfavorable features.

It is possible that, on the basis of sound business practices and subject to the approval of RBB’s Board of Directors, the Bank may select companies owned, operated or controlled by directors to provide certain products and services to RBB. Any such purchases or transactions shall be made on reasonably competitive terms and prices and in accordance with applicable laws and regulations.

Indemnification. RBB’s Articles of Incorporation provide that a director of RBB will not incur any personal liability to RBB, the Bank, or its shareholders for monetary damages for certain breaches of fiduciary duty as a director. A director’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or (iv) any transaction from which the director derived an improper personal benefit. RBB’s Articles of Incorporation and Bylaws also provide, among other things, for the indemnification of RBB’s directors, officers and agents, and authorize RBB’s Board of Directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for RBB within the scope of his or her employment (subject to certain limitations). It is the policy of RBB’s Board of Directors that RBB’s directors, officers and agents shall be indemnified to the maximum extent permitted under applicable law and RBB’s Articles of Incorporation and Bylaws, and management has obtained director and officer liability insurance covering all of RBB’s officers and directors.

INFORMATION ABOUT FIRST AMERICAN INTERNATIONAL CORP.

FAIC is the holding company of FAIB, a New York-based community banking institution focused on providing full service banking to consumers, small businesses and real estate investors, principally within the Chinese-American market located within Brooklyn, Queens and Manhattan, three of the five boroughs of New York City. FAIC’s other wholly-owned subsidiary is FAIC Insurance Services, Inc., which provides insurance to customers in its primary market. The Chinese-American market consists of individuals of Chinese ancestry who were born in the United States, ethnic Chinese who have immigrated to the United States and ethnic Chinese who live abroad but conduct business in the United States. FAIC’s primary operating subsidiary, FAIB, is a New York State-chartered commercial bank. FAIB commenced operations in November 1999 and FAIC was established in July 2004. At March 31, 2018, FAIB had total assets of $889.6 million, net loan receivables of $683.6 million, total deposits of $649.5 million and total shareholders’ equity of $82.1 million. At March 31, 2018, FAIC had a total of 180 employees, some of whom work on a part-time basis. FAIB is based in Brooklyn and at March 31, 2018 it had eight branches, two in Brooklyn, three in Queens, and three in Chinatown in Manhattan. FAIC has not paid cash dividends on its common stock so as to maximize retained earnings and provide capital support for growth. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First American International Corp.—Executive Summary” beginning on page 238 of this proxy statement/prospectus.

CERTAIN BENEFICIAL OWNERSHIP OF FIRST AMERICAN INTERNATIONAL CORP.

COMMON STOCK

The following table sets forth information as of June 15, 2018, concerning beneficial ownership of FAIC’s common stock (i) by persons known to FAIC to own five percent (5%) or more of such stock; (ii) by each of FAIC’s directors; (iii) by each of FAIC’s executive officers; and (iv) by all current directors and executive officers of FAIC as a group. The information contained herein has been obtained from FAIC’s records and from information furnished directly by the individual or entity to FAIC.

Name of Beneficial Owner	Amount Beneficially Owned		Percent of Stock Beneficially Owned
Directors and Executive Officers
David Chew*	21,465	(1)	0.97%
Robert Chiu*	84,630	(2)	3.83%
Christopher Hooke*	28,000		1.27%
Alfonso Lau*	98,660		4.48%
Edward Lau*	93,010	(3)	4.21%
Chester Lee*	61,500	(4)	2.79%
James Lee*	29,140	(5)	1.32%
Mark Ricca* (President and CEO)	7,660		0.35%
Carson So*	31,300	(6)	1.41%
Danny Ong Yee*	93,600	(7)	4.24%
Raymond Yu* (Chairman of the Board)	189,504	(8)	8.57%
All directors and executive officers as a group (11 persons)	729,469		33.10%
Five Percent Shareholders
Frederick Chau Group	187,000	(9)	8.48%
Context BH Capital Management, LP	204,857		9.29%

*	Current Member of the FAIC Board
(1)	Includes vested options to purchase 7,300 shares with a weighted average exercise price of $23.50.
(2)	Includes vested options to purchase 6,000 shares with a weighted average exercise price of $23.50.
(3)	Includes 4,000 shares owned by Mr. Lau as custodian for his children and vested options to purchase 6,000 shares with a weighted average exercise price of $23.50.
(4)	Includes vested options to purchase 6,800 shares with a weighted average exercise price of $23.50.
(5)

Includes 4,100 shares owned jointly with his wife and 1,500 shares owned by Mr. Lee or his wife as custodian for their child. Also includes vested options to purchase 6,800 shares with a weighted average exercise price of $23.50.

(6)	Includes vested options to purchase 8,800 shares with a weighted average exercise price of $23.50.
(7)	Includes vested options to purchase 6,000 shares with a weighted average exercise price of $23.50.
(8)

Includes 156,144 shares owned by companies in which Mr. Yu and other members of his family have ownership interests, 1,200 shares owned by Mr. Yu as custodian for others and 17,860 shares owned jointly with his wife. Also includes vested options to purchase 6,800 shares with a weighted average exercise price of $23.50.

(9)

In April 2015, an Interagency Notice of Change in Control was filed with the Federal Reserve Bank of New York (“FRBNY”) by the Frederick Chau Group (the “Group”), consisting of three individuals and one limited liability company, to the effect that the Group intended to acquire additional shares of stock to increase their percentage ownership to 297,000 shares of common stock, or 13.5% of the total shares of common stock outstanding. In that notice, existing ownership was reported as Frederick Chau (112,750 shares), FD Chau Family LLC (32,250 shares), Christopher Chau (21,000 shares) and Karen Pellet (21,000 shares). The FRBNY subsequently notified FAIC that it would not object to the proposed acquisition by the Group. In November 2015, the Group also filed a comparable application to increase its ownership of shares with the NYDFS. In October 2016, the NYDFS application was amended to include Dorothy W. Chau, Frederick Chau’s wife, as an additional member of the Group. As of July 31, 2018, FAIC is unaware of the status of the application. The number of shares shown in the above table is based upon the amount shown in the notice filed with the FRBNY. Additional shares may have been acquired by members of the Group without FAIC’s knowledge.

DESCRIPTION OF RBB CAPITAL STOCK

General

RBB’s authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 100,000,000 shares of serial preferred stock. As of July 27, 2018, there were 16,544,627 shares of common stock, and no shares of preferred stock, issued and outstanding. As of that same date there were options outstanding to purchase an aggregate of 1,537,206 shares of RBB’s common stock under the 2013 Omnibus Stock Incentive Plan. RBB’s preferred stock may be divided into such number of series as RBB’s board of directors may determine. RBB’s board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. RBB’s board of directors, within the limits and restrictions stated in any resolution or resolutions of RBB’s board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Any future issuance of preferred stock could affect the rights of holders of common stock.

Voting Rights

All voting rights are vested in the holders of RBB common stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are entitled to cumulative voting in the election of directors.

Dividends

After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after we have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of common stock are entitled to such dividends as may be declared by RBB’s board of directors out of funds legally available therefore under the laws of the State of California.

Miscellaneous

Upon liquidation or dissolution of RBB, the assets legally available for distribution to holders of shares of common stock, after payment of all obligations of RBB and payment of any liquidation preference of all other classes and series of stock entitled thereto, including the preferred stock, are distributable ratably among the holders of common stock.

The holders of common stock have no preemptive rights to subscribe for new issue securities, and shares of common stock are not subject to redemption, conversion, or sinking fund provisions.

In addition, the shares of common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the FDIC or any other government agency; and

•	are not guaranteed by RBB Bancorp or Royal Business Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF FIRST AMERICAN INTERNATIONAL CORP.

The following discussion presents management’s analysis of the consolidated financial condition and results of operations of FAIC as of and for the three-month periods ended March 31, 2018 and March 31, 2017 and as of and for the years ended December 31, 2017 and December 31, 2016. This discussion should be read in conjunction with the “Selected Consolidated Historical Financial Data of First American International Corp.” and the consolidated financial statements of FAIC and the notes related thereto included elsewhere in this proxy statement/prospectus. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

FAIC from time to time makes various forward-looking statements with respect to financial and business matters. Comments regarding FAIC’s business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding cautionary disclosures, see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 66 of this proxy statement/prospectus.

Executive Summary

FAIC’s business strategy involves a systematic approach to establish a full service community-focused financial services company. When FAIB opened for business in November 1999 and for a number of years thereafter, the FAIC Board developed, and management implemented, policies to grow the size of FAIB through retail branch expansion. In the first quarter of 2018, FAIC continued to successfully execute on its strategy of generating residential mortgage loans both for portfolio and for sale with servicing retained, and growing retail deposits. FAIC transferred from loans receivable and sold $48.3 million of residential mortgage loans, servicing retained, during the first quarter of 2018 compared to sales of $10.1 million of residential loans, servicing retained, during the same period of 2017. FAIC grew its retail deposits by $43.7 million, or 7.2%, during the first quarter of 2018 compared to the corresponding period of 2017, driven by growth in demand deposits of $24.4 million, or 18.0%, and growth in certificates of deposit of $17.3 million, or 5.6%, as compared to the corresponding period of 2017.

For the three months ended March 31,2018, FAIC reported net income available to common shareholders of $2.8 million, or $1.27 per share basic, and $1.26 fully diluted, after deduction of $209,000 in Troubled Asset Relief Program (referred to as “TARP”) costs, comprised of preferred stock dividends of $85,000 and discount accretion of $124,000. This compares to net income available to common shareholders of $1.4 million, or $0.63 per share, basic and fully diluted, for the quarter ended March 31, 2017, also after deduction of TARP dividends of $85,000 and discount accretion of $118,000. The three months ended March 31, 2018 results include $0.9 million of merger and merger-related professional fees, which impacted net income available to common shareholders, fully diluted, by $0.32 per share.

FAIC also reported a return on average assets of 1.26% for the quarter ended March 31, 2018, compared to 0.66% for the corresponding period of 2017 and a return on common average equity of 17.48% for the quarter ended March 31, 2018, compared to 9.63% for the corresponding period in 2017. The merger and merger-related professional fees of $0.9 million impacted the return on average assets and return on average common equity for the first quarter of 2018 by 32 basis points and 426 basis points, respectively.

Throughout 2017, FAIC successfully executed on its strategy of generating organic growth in the loan portfolio funded by an increase in retail deposits and generating residential mortgage loans for bulk sale to third parties on a servicing retained basis. In accordance with this strategy, loans receivable grew $38.0 million, or 5.6%, and retail deposits increased by $57.1 million, or 10.0%. In addition, during 2017, the Company grew loans serviced for others by $100.0 million, or 11.1%, to $1.02 billion. In the year ended December 31, 2017, the Company sold $140.3 million of residential mortgage loans, servicing retained, as compared to sales of $36.9 million of residential mortgage loans, servicing retained in the corresponding period of 2016.

For the year ended December 31, 2017, FAIC reported net income available to common shareholders of $6.0 million, or $2.74 per share basic, and $2.73 fully diluted, after deduction of TARP dividends of $340,000 and discount accretion of $482,000, compared to net income available to common shareholders of $4.6 million for the year ended December 31, 2016, or $2.08 per share basic, and fully diluted, also after deduction of TARP dividends of $340,000 and discount accretion of $459,000. The principal reasons for the increase were that net interest income and noninterest income increased by $2.6 million and $4.3 million, respectively, partially offset by an increase in noninterest expense of $4.1 million.

The Company also reported a return on average assets after preferred stock dividends and discount accretion of 0.70% for the year ended December 31, 2017 compared to 0.63% for the corresponding period of 2016. Return on average common equity also improved, increasing to 10.03% for the year ended December 31, 2017 compared to 8.47% for the corresponding period of 2016.

Critical Accounting Policies

The accompanying audited consolidated financial statements for the years ended December 31, 2017 and December 31, 2016 have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”). The accompanying unaudited consolidated financial statements for the three month periods ended March 31, 2018 and March 31, 2017 have been prepared in conformity with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for full year financial information. In preparing the consolidated financial statements, management is required to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of deferred tax assets.

The consolidated financial statements are comprised of the accounts of FAIC and its wholly-owned subsidiaries, FAIB and FAIC Insurance Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Critical accounting estimates are those estimates that FAIC management believes are the most important to the financial position and results of operations of FAIC. The most significant accounting policies and estimates are presented in Note 1 of the consolidated financial statements of FAIC included in this proxy statement/prospectus. These consolidated financial statements and related footnotes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Securities

Debt securities are classified as held-to-maturity and carried at amortized cost when management has the intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (referred to as “OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on real estate, commercial and industrial, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Interest income may be discontinued on loans less than 90 days past due at discretion of management. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is impaired when full payment under the loan terms is not expected. Commercial and industrial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, FAIC determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Allowance for Loan Losses

Through FAIB, FAIC originates loans that it intends to hold for the foreseeable future or until maturity or repayment. FAIC may not be able to collect all principal and interest due on these loans. The allowance for loan losses is a valuation allowance for probable incurred credit losses inherent in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Management monitors its allowance for loan losses on a monthly basis and makes adjustments to the allowance through the provision for loan losses as economic conditions and other pertinent factors indicate. The FAIC allowance for loan losses methodology considers a number of quantitative and qualitative factors. The quarterly review and adjustment of the qualitative factors employed in the allowance methodology and the updating of historic loss experience allow for timely reaction to emerging conditions and trends. In this context, a series of qualitative factors are used in a methodology as a measurement of how current circumstances are affecting the loan portfolio. Included in these qualitative factors are:

•	Levels of past due, classified and non-accrual loans, troubled debt restructurings and modifications;

•	Nature and volume of loans;

•	Historical loss trends;

•	Changes in lending policies and procedures, underwriting standards, collections, and for commercial loans, the level of loans being approved with exceptions to policy;

•	Experience, ability and depth of management and staff;

•	National and local economic and business conditions, including various market segments;

•	Quality of the Company’s loan review system and degree of board oversight; and

•	Effect of external factors, including the deterioration of collateral values, on the level of estimated credit losses in the current portfolio.

As changes in FAIC’s operating environment occur and as recent loss experience fluctuates, the factors for each category of loan based on type and risk rating will change to reflect current circumstances and the quality of the loan portfolio. Given that the components of the allowance are based partially on historical losses, recoveries and on risk rating changes in response to recent events, required reserves may trail the emergence of any unforeseen deterioration in credit quality.

Although FAIC maintains its allowance for loan losses at levels considered adequate to provide for the inherent risk of loss in its loan portfolio, if economic conditions differ substantially from the assumptions used in making the evaluations or loan performance deteriorates further from current levels, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, mortgage servicing rights (referred to as “MSRs”) are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Under the fair value measurement method, FAIC measures MSRs at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included with service and transaction fees on the Consolidated Statements of Income and Comprehensive Income.

The fair values of MSRs are subject to significant fluctuations as they are highly sensitive to changes in assumptions. Changes in prepayment speed assumptions generally have the most significant impact on the fair values of MSRs. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair values of MSRs. As interest rates rise, mortgage loan prepayments slow down, which results in an increase in the fair values of MSRs. Thus, any measurement of the fair values of FAIB’s MSRs is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

FAIC recognizes interest and/or penalties related to income tax matters in income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act (referred to as the “TCJA”) was signed into law, resulting in a reduction in FAIC’s federal income tax rate to 21% from 34% effective January 1, 2018.

In February 2018, the Financial Accounting Standards Board (referred to as the “FASB”) issued Accounting Standards Update (referred to as “ASU”) 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which would require entities to reclassify from accumulated other comprehensive income (referred to as “AOCI”) to retained earnings the effects of the change in the federal tax rate under the TCJA on deferred amounts that were originally recorded in other comprehensive income (referred to as “OCI”). The amount of the reclassification would exclude the effects of any valuation allowance previously charged to income from continuing operations. FAIC adopted this ASU as of February 28, 2018. The adoption of this ASU resulted in a reclassification of $14 thousand from AOCI to retained earnings in the consolidated financial statements as of March 31, 2018.

Fair Value of Financial Instruments

FAIB follows the provisions of FASB ASC 820, Fair Value Measurement and Disclosures (referred to as “ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by ASC 820, must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. FAIB’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

New Accounting Standards

The following section summarizes FASB’s pronouncements that have been released but, as of March 31, 2018, were not yet adopted by FAIC.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. FAIC currently expects that upon adoption of ASU 2016-02, right-of-use assets and lease liabilities will be recognized in the consolidated balance sheet in amounts that will be material; however, there will be no material impact on operations.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326) (the “ASU”), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The ASU will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities will have one additional year. Early application of the guidance will be permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. FAIC is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements. FAIC has taken steps to prepare for implementation when it becomes effective, such as evaluating the potential use of outside professionals for an updated model.

In March 2017, FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (Subtopic 310-20). The update shortens the amortization period for premiums on purchased callable debt securities to the earliest call date. The amendment will apply only to callable debt securities with explicit, noncontingent call features that are callable at fixed prices and on preset dates, apply to all premiums on callable debt securities, regardless of how they were generated, and require companies to reset the effective yield using the payment terms of the debt security if the call option is not exercised on the earliest call date. The ASU does not require an accounting change for securities held at a discount. The discount continues to be amortized to maturity and does not apply when the investor has already incorporated prepayments into the calculation of its effective yield under other GAAP. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. FAIC’s adoption of the ASU will not have a significant impact on FAIC’s consolidated financial statements.

Comparison of Operating Results for the Three Months Ended March 31, 2018 and March 31, 2017

Net Income

FAIC’s net income available to common shareholders for the three months ended March 31, 2018 was $2.8 million, or $1.27 per share basic, and $1.26 fully diluted, after deduction of $209,000 of TARP costs, comprised of preferred stock dividends of $85,000 and discount accretion of $124,000, as compared to

$1.4 million, or $0.63 per share basic, and fully diluted, for the corresponding period of 2016, also after deduction of TARP dividends of $85,000 and discount accretion of $118,000. The primary sources of income for FAIC are its net interest income and non-interest income from gains on sales of one-to-four family residential mortgage loans due to FAIC’s secondary market activities and from MSRs. Net interest income is the difference between interest income on loans, including fees, and other interest-earning assets and interest paid on interest-bearing liabilities.

Net interest income is directly affected by changes in volume and mix of interest-earning assets and interest-bearing liabilities that support those assets, as well as changing interest rates when differences exist in repricing dates of assets and liabilities.

Comparative Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the average interest-earning assets and average interest-bearing liabilities by principal categories, the interest income or expense for each category, and the resultant average yields earned or rates paid. Also set forth is information regarding actual balances and related yields or costs at March 31, 2018 and 2017. No tax equivalent adjustments were made. All average balances are daily average balances. Non-interest-bearing checking accounts are included in the table as a component of non-interest-bearing liabilities.

	For the Three Months Ended March 31,
	2018			2017
(Tax Equivalent Basis, Dollars in Thousands)	Average Balance	Interest	Yield/Rate (5)	Average Balance	Interest	Yield/Rate (5)
Interest earning assets
Cash and due from banks	$93,189	$359	1.54%	$60,686	$123	0.81%
Investment securities (1)	51,025	386	3.02%	63,544	421	2.65%
Commercial real estate	262,418	3,116	4.75%	274,402	3,118	4.54%
Commercial & industrial	2,480	188	30.31%	1,120	12	4.34%
Residential	448,352	5,224	4.66%	408,691	4,740	4.64%
HELOCs	10,083	117	4.66%	12,766	127	3.99%
Consumer	329	3	3.92%	370	4	3.86%
Suspense and clearing	1,694	—	0.00%	2,209	—	0.00%

Total loans (2)	725,356	8,649	4.77%	699,558	8,001	4.58%

Total interest earning assets	869,570	$9,393	4.32%	823,787	$8,545	4.15%

Non-interest earning assets	17,137			18,514

Total assets	$886,707			$842,301

Interest-bearing liabilities
NOW accounts	$4,909	$2	0.15%	$4,986	$2	0.15%
MMDA and savings	163,619	248	0.61%	162,986	199	0.49%
Certificates of deposit—retail	292,058	1,021	1.40%	265,083	810	1.22%
Certificates of deposit—brokered and listing services	25,127	104	1.66%	28,946	91	1.26%

Total interest-bearing deposits	485,712	1,375	1.13%	462,002	1,102	0.95%
Borrowings	149,000	662	1.78%	155,178	679	1.75%
Trust preferred securities	7,217	71	3.94%	7,217	58	3.21%

Total interest-bearing liabilities	$641,929	$2,107	1.31%	$624,397	$1,839	1.18%

Noninterest-bearing liabilities
Noninterest-bearing deposits	152,181			131,994
Other noninterest-bearing liabilities	11,709			11,953

Total noninterest-bearing liabilities	163,890			143,947
Shareholders’ equity	80,888			73,957

Total liabilities and shareholders equity	$886,707			$842,301

Net interest income/interest rate spread (3)		$7,286	3.01%		$6,706	2.97%

Net interest margin (4)			3.35%			3.26%

(1)	Securities are presented at amortized cost.
(2)	Shown before the allowance for possible loan losses.

(3)	The net interest spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	The net interest margin, also known as the net yield on average interest-earning assets, represents net interest income as a percentage of average interest-earning assets.
(5)	Yields and related ratios for the three-month periods have been annualized as appropriate.

Net Interest Income

Net interest income for the three months ended March 31, 2018, before provision for loan losses, was $7.3 million, an increase of $0.6 million, or 8.6%, from the corresponding period in 2017. This increase is attributable principally to the combined effect of an increase in average interest earning assets and an increase in yields on those assets. Average interest earning assets increased by $45.8 million, or 5.6%, from $823.8 million in the first quarter of 2017 to $869.6 million in the first quarter of 2018. The increase in interest earning assets was driven largely by loan growth and an increase in cash and due from banks as we temporarily invested the proceeds from a $48.3 million sale of residential mortgage loans, servicing retained, in short-term liquid assets pending redeployment into loans.

The average yield on interest earning assets increased by 17 basis points from 4.15% in the first quarter of 2017 to 4.32% in the first quarter of 2018. The increase in average yield was generally driven by market conditions resulting from the Federal Reserve’s gradual increases in its target federal funds rate during 2017. Net interest income and average yield were also positively impacted by prepayment fees totaling $299,000 associated with two Commercial Real Estate loans with an aggregate principal balance of $4.8 million and two Commercial & Industrial loans with an aggregate principal balance of $4.5 million, which paid off during the first quarter of 2018.

The positive effects of the growth in volume and increase in yield on average interest earning assets was partially offset by an increase in interest expense from an increase in average rates paid on deposits and other funding sources of 13 basis points between the periods, coupled with an increase in average interest bearing liabilities of $17.5 million, or 2.8%, from $624.4 million in the first quarter of 2017 to $641.9 million in the first quarter of 2018.

A modest improvement in loan pricing, partially offset by a rising deposit rate environment during the first quarter of 2018, resulted in a 9 basis point increase in net interest margin, to 3.35% for the three months ended March 31, 2018 as compared to 3.26% for the corresponding period in 2017.

Rate/Volume Analysis of Net Interest Income

One method of analyzing net interest income is to consider how changes in average balances and average rates from one period to the next affect net interest income. The following table shows changes in the dollar amount of interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the three months ended March 31, 2018 and 2017. The table shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Three Months Ended March 31, 2018 vs. 2017			Three Months Ended March 31, 2017 vs. 2016
	Increase/(Decrease) Due to:			Increase/(Decrease) Due to:
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-earning Assets
Loans	$323	$325	$648	$1,924	$(369)	$1,555
Due from banks	87	144	231	28	34	62
Securities	(91)	55	(36)	(96)	59	(37)
Federal funds sold	2	3	5	1	1	2
Total interest-earning assets	$321	$527	$848	$1,857	$(275)	$1,582

Interest-bearing liabilities
Savings accounts	$—	$24	$24	$17	$32	$49
Money market accounts	1	25	26	20	43	63
Time certificates	74	149	223	186	89	275
Now accounts (1)	—	—	—	1	—	1

Total interest-bearing deposits	75	198	273	224	164	388
Borrowings	(27)	23	(4)	182	(21)	161

Total interest-bearing liabilities	$48	$221	$269	$406	$143	$549

Net change in net interest income	$273	$306	$579	$1,451	$(418)	$1,033

(1)	The volume of NOW accounts changed slightly, and the interest rate on NOW accounts did not change. Therefore, the change in interest expense on NOW accounts throughout the periods was insignificant.

Interest Income

Interest income increased by $0.8 million, or 9.9%, to $9.4 million in the first quarter of 2018 from $8.5 million in the same quarter in 2017. The reported yield earned on loans increased by 19 basis points to 4.77% for the first quarter of 2018 from 4.58% in 2017; however, this increase was principally due to the effect of $299,000 of prepayment fees received during the current quarter that were treated as interest income. Of these prepayment fees, $173,000 was associated with the prepayment of two Commercial & Industrial (“C&I”) loans with an aggregate principal balance of $4.5 million and $126,000 was associated with the prepayment of two Commercial Real Estate loans with aggregate principal balance of $4.8 million. Excluding the $299,000 of loan prepayment fees, the yield on loans improved by 2 basis points, from 4.58% to 4.60% due to FAIB originating new residential mortgage and commercial real estate loans at higher rates than the existing portfolio. Average residential loans outstanding for the first quarter of 2018 increased $39.7 million, or 9.7%, compared to the first quarter of 2017 reflecting our continued focus on our residential lending activities. Average commercial real estate loans outstanding for the first quarter of 2018 decreased $12.0 million, or 4.4%, when compared to the 2017 first quarter, reflecting prepayment activity while increased competition limited our origination opportunities. Interest income was also favorably impacted by a $32.5 million increase in average interest-

bearing cash and due from banks balances in the first quarter of 2018 compared to the corresponding period in the prior year, due to the cash generated from a greater volume of residential loan sales on the secondary market pending redeployment into new loan originations.

The average volume of securities decreased by $12.5 million, from $63.5 million in the first quarter of 2017 to $51.0 million in the first quarter of 2018, due to scheduled amortization and maturities during the past four quarters combined with the sale of securities with a book value of $1.8 million in the fourth quarter of 2017. The average yield on securities increased by 37 basis points to 3.02%, principally as a result of management’s decision to allow lower yielding securities to mature while retaining more intermediate-term securities with higher yields. The net effect of the decrease in volume and the increase in yield was a $35,000 decrease in interest and dividends earned on securities to $386,000 during the first quarter of 2018 compared to $421,000 in the first quarter of 2017.

Interest Expense

Interest expense increased by $268,000, or 14.6%, during the first quarter of 2018 compared to the first quarter of 2017. The average cost of deposits increased 18 basis points to 1.13% in the first quarter of 2018 compared to the same quarter of 2017. This was largely due to an increase in both the volume and cost of certificates of deposit, resulting from a Chinese New Year campaign focused on certificates of deposit, the increase in the target federal funds rate and greater competition during the first quarter of 2018 impacting the rates on FAIB’s deposit products. The average balance of certificates of deposit, FAIB’s highest cost deposit category, increased by $23.2 million, from $294.0 million in the first quarter of 2017 to $317.2 million in the first quarter of 2018. The average rate paid on certificates of deposit increased by 19 basis points from 1.23% in 2017 to 1.42% in 2018. The average balance of money market deposit accounts and savings increased by $0.6 million, from $163.0 million in 2017 to $163.6 million in 2018 with the average rate paid increasing from 0.49% to 0.61% due to increased competition. The average balance of FAIC’s borrowings decreased by $6.2 million, from $162.4 million in the first quarter of 2017 to $156.2 million in the first quarter of 2018, with the average rate paid increasing from 1.82% to 1.87%, as $12.5 million of older borrowings obtained at lower rates matured during the prior twelve months and were not replaced.

Provision for Loan Losses

In the quarter ended March 31, 2018, FAIC recorded no provision for loan losses, compared to a provision for loan losses of $79,000 in the first quarter of 2017. Management believes the $9.5 million allowance for loan losses at March 31, 2018 is appropriate. The allowance as a percentage of loans was 1.37% at March 31, 2018 compared to 1.30% at March 31, 2017. The increase in the allowance as a percentage of total loans was due to a slight increase in certain qualitative factors associated with current economic conditions, combined with downgrades in the risk ratings from Pass to Special Mention of two commercial loans totaling $6.5 million compared to the same period of 2017. These factors were partially offset by the implementation of a more robust risk management program in the third quarter of 2017, a reduction in the level of non-performing loans since March 31, 2017, continued improvement in FAIB’s historical loan loss experience, which is based upon the last twelve quarters of loan losses, the modest decrease in the size of the loan portfolio since December 31, 2017 and a general shift of the portfolio to lower risk residential loans. FAIB continues to remain focused on improving the quality of its assets.

Management evaluates the appropriateness of FAIB’s allowance for loan losses by first analyzing, on a loan by loan basis, the potential loss on all “impaired” loans. Impaired loans are loans for which management believes it is probable that FAIB will not receive all principal and interest according to the original loan terms. Management calculates its expected recovery on each impaired loan based upon either the present value of expected future cash flows on the loan, the fair value of the collateral less the costs of getting control over and selling the collateral, or the observable market price (which normally applies only to loans held for sale). Management evaluates all impaired loans in the loan portfolio quarterly.

All unimpaired loans are evaluated collectively in homogenous groups of loans with similar characteristics. Management first considers FAIB’s historical loss experience for each type of loan, adjusts the historical experience based upon its assessment of current environmental facts, and then management determines an appropriate percentage to apply to the amount of loans of that type in FAIB’s portfolio. The process is designed to determine the appropriate allowance component for loans of that type. Once the process is completed, management adds the estimated appropriate allowance for the unimpaired loans to the appropriate amount determined on a loan by loan basis for impaired loans. The result is the amount of allowance for loan losses that management considers to be appropriate. If the actual allowance on its books is less than the calculated appropriate allowance, management then records a provision for loan losses sufficient to increase the allowance to the calculated appropriate level. The process is repeated each calendar quarter, first with an evaluation by officers and staff, and then with reviews by the Loan Committee and Board of Directors.

When a loan is categorized as non-performing, management does not return it to accruing status until the loan is brought current and the borrower makes regular and consistent payments on the loan. These regular payments must continue for at least six consecutive months and sometimes longer, depending upon the circumstances of the loan, before management treats the loan as a performing loan once again.

Non-interest Income

Non-interest income was $3.9 million for the quarter ended March 31, 2018, an increase of $2.1 million, or 113.8%, compared to the quarter ended March 31, 2017. The increase is largely due to a $1.9 million increase in gains on sales of loans and a $0.2 million volume-driven increase in loan servicing and other transactional fee income. The $1.9 million increase in gains on loan sales includes a $1.3 million volume- and rate-driven year-over-year improvement in the value of FAIB’s MSRs and a $0.6 million volume-driven increase in gains on sales of loans to third parties, as a result of FAIB selling $48.3 million of loans to third parties in the first quarter of 2018 compared to $10.1 million of third party loan sales in the first quarter of 2017.

FAIC recorded a $1.4 million pre-tax gain on the value of its MSRs in the first quarter of 2018, compared to a $0.1 million pre-tax gain in the first quarter of 2017. The increase was due principally to the combined effect of greater increases in market interest rates and the size of FAIB’s loan servicing portfolio in the first quarter of 2018 compared to the corresponding period in 2017. Interest rates rose more sharply during the first quarter of 2018 as compared to the corresponding period in 2017, which resulted in an $889,000 increase in the value of the loan servicing rights portfolio during the current quarter compared to the first quarter of 2017. An increase in the volume of loans serviced for others, due largely to the retention of MSRs when FAIB sold $48.3 million of residential loans to third parties in the first quarter of 2018, as compared to $10.1 million of third party loan sales, with servicing retained, in the first quarter of 2017, resulted in an additional $375,000 quarter-over-quarter increase in the value of MSRs. The value of MSRs is the market value of the right to earn fees for servicing loans. Since loan prepayments tend to vary with changes in interest rates, an increase or decrease in interest rates generally results in an increase or decrease, respectively, in MSR values. MSR values are also impacted by general market driven supply and demand conditions.

Non-interest Expenses

Non-interest expenses were $7.4 million for the quarter ended March 31, 2018 compared to $6.0 million for the corresponding period in 2017, an increase of $1.4 million, or 23.3%. The increase is primarily due to $0.9 million of merger and merger-related professional fees, higher salaries and employee benefits costs of $264,000 to support FAIC’s growth, and higher general and administrative costs of $192,000. Of the $192,000 of higher general and administrative costs, $95,000 is attributable to a volume-driven increase in data processing costs, and $85,000 is attributable to an increase in marketing program costs. In addition, general and administrative expenses for the first quarter of 2017 include a one-time credit associated with the re-capture of $128,000 of excess off-balance sheet related reserves which did not recur in the first quarter of 2018.

Income Taxes

For the first three months of 2018, FAIC’s income tax expense was $823,000, or 21.5% of pretax income. This compares to income taxes of $827,000, or 34.2% of pretax income, in the same period of 2017. The decrease in FAIC’s effective tax rate is primarily due to the new federal tax rate effective January 1, 2018. FAIC incurs taxes at the federal level on substantially all of its income.

Beginning in 2016, FAIC’s New York State and New York City taxes are no longer based on income in most cases, but are based on capital, and are included in other expenses rather than income tax expense. Taxes on capital totaling $56,000 were expensed in the quarter ended March 31, 2018, an amount equal to the first quarter of 2017, and are included in non-interest expense. Unless or until there are further changes in federal, state or local tax laws, management expects FAIC’s overall effective income tax rate going forward to be approximately equal to the new federal tax rate of 21%, effective January 1, 2018.

Comparison of Operating Results for the Years Ended December 31, 2017 and December 31, 2016

Net Income

FAIC’s net income available to common shareholders for the year ended December 31, 2017 was $6.0 million, or $2.74 per share basic, and $2.73 fully diluted, after deduction of $822,000 in TARP costs, comprised of preferred stock dividends of $340,000 and discount accretion of $482,000. This compares to net income available to common shareholders of $4.6 million, or $2.08 per share, basic and fully diluted, for the year ended December 31, 2016, also after deduction of TARP dividends of $340,000 and discount accretion of $459,000. The increase in the year ended December 31, 2017 results were primarily driven by increases in net interest income and non-interest income of $2.6 million and $4.3 million, respectively, partially offset by an increase of $4.1 million in non-interest expense.

Comparative Average Balance and Average Interest Rates

The following table presents a summary of FAIC’s interest-earning assets and their average yields, and interest-bearing liabilities and their average costs for the years ended December 31, 2017 and 2016. No tax equivalent adjustments were made. The average balance of loans includes non-accrual loans, and associated yields include loan fees, which are considered adjustments to yields. All average balances are daily average balances. Non-interest-bearing checking accounts are included in the table as a component of non-interest-bearing liabilities.

	For the Year Ended December 31,
	2017			2016
(Tax Equivalent Basis, Dollars in Thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest earning assets
Cash and due from banks	$71,514	$745	1.04%	$41,877	$225	0.54%
Investment securities (1)	60,551	1,621	2.68%	76,937	1,844	2.40%
Commercial real estate	271,265	12,311	4.54%	249,092	11,771	4.73%
Commercial & industrial	1,234	51	4.13%	474	20	4.13%
Residential	422,548	19,570	4.63%	336,679	15,813	4.70%
HELOCs	11,564	498	4.31%	13,858	544	3.93%
Consumer	382	14	3.66%	382	17	4.45%
Suspense and clearing	1,911	—	0.00%	1,597	—	0.00%

Total loans (2)	708,904	32,444	4.58%	602,082	28,165	4.68%

Total interest earning assets	840,969	$34,810	4.14%	720,895	$30,234	4.20%

Non-interest earning assets	18,364			18,510

Total assets	$859,333			$739,405

Interest-bearing liabilities
NOW accounts	$5,045	$8	0.16%	$4,147	$6	0.14%
MMDA and savings	161,995	862	0.53%	130,071	450	0.35%
Certificates of deposit—retail	277,252	3,603	1.30%	224,417	2,538	1.13%
Certificates of deposit—brokered and listing services	26,389	383	1.45%	27,585	335	1.21%

Total interest-bearing deposits	470,681	4,856	1.03%	386,221	3,329	0.86%
Borrowings	152,699	2,726	1.79%	132,904	2,343	1.76%
Trust preferred securities	7,217	256	3.55%	7,217	212	2.94%

Total interest-bearing liabilities	$630,597	$7,837	1.24%	$526,342	$5,884	1.12%

Noninterest-bearing liabilities
Noninterest-bearing deposits	139,554			132,972
Other noninterest-bearing liabilities	12,568			9,839

Total noninterest-bearing liabilities	152,122			142,811
Shareholders’ equity	76,614			70,252

Total liabilities and shareholders equity	$859,333			$739,405

Net interest income/interest rate spreads (3)		$26,973	2.90%		$24,350	3.08%

Net interest margin (4)			3.21%			3.38%

(1)	Securities are presented at amortized cost.
(2)	Shown before the allowance for possible loan losses.

(3)	The interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	The net interest margin, also known as the net yield on average interest-earning assets, represents net interest income as a percentage of average interest-earning assets.

Net Interest Income

Net interest income for the year ended December 31, 2017, before provision for loan losses, was $27.0 million. This was an increase of $2.6 million, or 10.8%, from the prior year. This increase was primarily due to the $106.8 million, or 17.7%, increase in average loans outstanding, partially offset by higher volume-based interest expense and the decline in the yield on loans as discussed below. For the year ended December 31, 2017, FAIB’s interest rate spread of 2.90% was down 18 basis points from 3.08% for the year ended December 31, 2016 and the net interest margin of 3.21% was down 17 basis points from 3.38% for the year ended December 31, 2016. The declines in the interest rate spread and the net interest margin, respectively, reflect the tightening of the average yield on the loan portfolio while the average cost of deposits increased largely as a result of increased competition.

Rate/Volume Analysis of Net Interest Income

The following table shows changes in the dollar amount of interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2017, 2016 and 2015. The table shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates.

	Year Ended December 31, 2017 vs. 2016			Year Ended December 31, 2016 vs. 2015
	Increase/(Decrease) Due to:			Increase/(Decrease) Due to:
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-earning Assets
Loans	$4,934	$(656)	$4,278	$8,336	$(3,023)	$5,313
Due from banks	220	292	512	54	54	108
Securities	(422)	199	(223)	(432)	266	(166)
Federal funds sold	4	5	9	2	1	3

Total interest-earning assets	$4,736	$(160)	$4,576	$7,960	$(2,702)	$5,258

Interest-bearing liabilities
Savings accounts	$64	$141	$205	$(24)	$29	$5
Money market accounts	65	142	207	20	30	50
Time certificates	637	477	1,114	730	108	838
Now accounts (1)	1	—	1	2	—	2

Total interest-bearing deposits	767	760	1,527	728	167	895
Borrowings	353	73	426	1,169	(204)	965

Total interest-bearing liabilities	$1,120	$833	$1,953	$1,897	$(37)	$1,860

Net change in net interest income	$3,616	$(993)	$2,623	$6,063	$(2,665)	$3,398

(1)	The volume of NOW accounts changed slightly, and the interest rate on NOW accounts did not change. Therefore, the change in interest expense on NOW accounts throughout the periods was insignificant.

Interest Income

Interest income was $34.8 million for the year ended December 31, 2017 compared to $30.2 million for the year ended December 31, 2016, an increase of $4.6 million, or 15.1%. Interest and fees on loans increased by

$4.3 million, or 15.2% year-over-year, largely driven by a $106.8 million increase in average loans outstanding, primarily due to increased average residential loans outstanding, partially offset by a 10 basis point decrease in the yield on loans as market rates on new originations have decreased due to increased competition versus the prior year.

Interest income on investment securities for the year ended December 31, 2017 decreased $0.2 million due to a $16.4 million decrease in the average balance compared to the corresponding period in 2016, partially offset by a 28 basis point increase in the effective yield on its portfolio as lower yielding bonds matured.

Interest Expense

Interest expense for the year ended December 31, 2017 increased to $7.8 million from $5.9 million for the year ended December 31, 2016. This increase of $1.9 million, or 33.2%, was primarily due to an increase in average interest-bearing liabilities of $104.3 million, or 19.8%, to support FAIB’s loan growth.

Interest expense on deposits increased $1.5 million, or 45.9%, from 2016 to 2017. Certificates of deposit represented 65% of average interest-bearing deposits in 2017, flat to the prior year. The average rate FAIB paid on certificates of deposit increased 17 basis points due to increased competition in FAIB’s local market combined with targeted promotions. The increase in the volume of certificates of deposit and the higher interest rate were the principal causes of an increase in FAIB’s average cost of interest-bearing deposits by 17 basis points from 0.86% in 2016 to 1.03% in 2017. However, FAIB’s overall cost of deposits, including non-interest bearing deposits, increased 14 basis points from 0.65% in 2016 to 0.79% in 2017 due to the positive effect of a 5.0% increase in average non-interest bearing demand deposits. Interest on FAIB’s borrowings from the Federal Home Loan Bank of New York (referred to as “FHLBNY”) increased by $0.4 million, and the average rate paid increased from 1.76% to 1.78%. The average balance increased from $132.9 million to $152.7 million during 2017. The $19.8 million increase in average borrowings outstanding reflects the full year impact of management’s decision late in the third quarter of 2016 to partially mitigate interest rate risk by borrowing $42.0 million in 3-5 year term loans to lengthen the average maturity of FAIB’s overall funding.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2017 was $149,000, compared to a provision of $367,000 for the year ended December 31, 2016. The provision that FAIB records each year is the amount that management believes is necessary to maintain an allowance for loan losses that is appropriate for FAIB’s loan portfolio, based upon the risks in the portfolio.

Although FAIB experienced meaningful growth in its loan portfolio in 2017, management recorded a lower provision for loan losses in 2017 as compared to 2016, largely due to continued measurable improvements in asset quality and improvements in FAIB’s historical loss experience. The improvement in asset quality was due to continuing efforts to reduce the risk profile of the loan portfolio. Non-performing loans decreased from $3.2 million, or 0.48% of the loan portfolio, at December 31, 2016 to $2.7 million, or 0.38% of the loan portfolio, at December 31, 2017. This decrease of $0.5 million, or 15.5%, resulted from the repayment of some non-performing loans and the restoration of other loans to performing status after a consistent period of regular payments.

At December 31, 2017, FAIB’s allowance for loan losses was $9.5 million, or 1.33% of total loans, compared to $9.2 million, or 1.36% of total loans, at December 31, 2016. The allowance coverage of non-performing loans increased from 285.8% at December 31, 2016 to 347.9% at December 31, 2017.

Non-interest Income

Non-interest income was $12.6 million for the year ended December 31, 2017, an increase of $4.3 million, or 52.1%, compared to the year ended December 31, 2016. The increase is primarily due to an increase in gains on sales of loans of $5.2 million, including a volume- and rate-driven increase in the valuation of MSRs of $2.1 million, higher volume-driven service and transaction fees of $145,000, and a $227,000 increase in FAIB’s Enterprise Award (referred to as “BEA”). These increases were partially offset by a year-over-year decrease of $740,000 due to proceeds received by FAIC in 2016 pertaining to the completion of the sale of real property at 135 Bowery, New York, NY, and a decrease of $521,000 in gains on sales of investment securities. FAIC experienced a $1.7 million increase in the value of MSRs due to the year-over-year increase in long-term interest rates. Higher long-term interest rates tend to reduce mortgage prepayments, which has a positive impact on the value of MSRs. The favorable effect of higher interest rates was augmented by an $868,000 volume-driven increase in MSRs due primarily to the retention of servicing rights when FAIB sold $140.3 million of portfolio residential loans to third parties in 2017 compared to sales of $36.9 million to third parties in 2016.

FAIB received a BEA grant of $227,000 in 2017. FAIB did not receive a BEA grant in 2016 because, unlike in prior years, the United States Treasury did not award BEA grants due to administrative reasons that are not under FAIB’s control. BEA grants are awarded by an office of the United States Treasury Department for a bank’s incremental level of lending in low and moderate income census tracts in New York. Management anticipates that in 2018 the United States Treasury will award FAIB a BEA grant for 2017 activity, but cannot give any assurance of such award since it continues to be dependent on various competitive factors, government budgeting and policy decisions that are beyond management’s control. FAIB continues to exert appropriate efforts as a community development financial institution to assist in the development of its local communities, including low and moderate income borrowers.

Non-interest Expenses

Non-interest expenses were $28.1 million for the year ended December 31, 2017 compared to $24.0 million for the year ended December 31, 2016, an increase of $4.1 million, or 16.9%. The increase is primarily due to a $2.0 million increase in current year project-related professional fees largely associated with enhancing FAIB’s compliance and audit infrastructure, higher compensation and benefits costs of $1.6 million largely to support FAIC’s growth, a volume-driven increase in data processing costs and an increase in marketing program costs, collectively totaling $343 thousand. As the compliance and audit infrastructure enhancement project has been substantially completed as of December 31, 2017, management anticipates that professional fees related to this project will be substantially reduced in 2018.

Income Taxes

FAIC’s effective tax rate for 2017 was 39.4%, which was higher than the 2016 tax rate of 34.5%. The main reason for this increase was the one-time re-valuation of FAIC’s deferred tax assets driven by the signing of the TCJA, which resulted in a one-time increase of $0.6 million in FAIC’s 2017 income tax expense. These deferred tax assets were originally established and valued when the corporate federal tax rate was 35%. Under U.S. GAAP, the value of deferred tax assets must be reviewed and potentially re-assessed in the year a new tax rate is enacted, not the year the new rate goes into effect. As the TCJA was signed on December 22, 2017, the re-valuation of FAIC’s deferred tax assets was conducted as of that date and management determined that it was unlikely that FAIC would realize the value, at that time, of these assets. As a result, the value of these deferred tax assets was reduced and an additional federal income tax expense was recorded in FAIC’s 2017 financial results.

Beginning in 2016, its New York State and New York City taxes are no longer based on income in most cases, but are based on capital, and are included in other expenses rather than income tax expense. Taxes on capital totaling $226,000 were expensed in 2017 and are included in non-interest expense. Unless or until there are further changes in federal, state or local tax laws, management expects FAIC’s overall effective income tax rate going forward to be approximately equal to the new federal tax rate of 21%, effective January 1, 2018.

Comparison of Financial Condition at March 31, 2018 and December 31, 2017

Total Assets

Total assets at March 31, 2018 were $889.6 million, an increase of $16.7 million, or 1.9%, compared to December 31, 2017. Total loans receivable were $693.2 million, a decrease of $21.0 million, or 2.9%, compared to December 31, 2017. The decrease is due primarily to the early payoff of two Commercial Real Estate loans with an aggregate principal balance of $4.8 million and two Commercial & Industrial loans with an aggregate principal balance of $4.5 million, combined with the sale of $48.3 million of residential mortgage loans, servicing retained, during the first quarter of 2018 compared to sales of $40.1 million of residential mortgage loans, servicing retained, in the fourth quarter of 2017.

Cash and Cash Equivalents and Investment Securities

Cash and cash equivalents at March 31, 2018 were $127.7 million, an increase of $36.7 million, or 40.3%, versus December 31, 2017. Investment securities at March 31, 2018 were $42.8 million, a decrease of $1.1 million, or 2.4%, as compared to December 31, 2017. The decrease in investment securities is due to the continuation of management’s strategy of allowing lower yielding securities to mature while retaining more intermediate term securities with higher yields. The increase in cash and cash equivalents is principally due to proceeds from sales of residential loans on the secondary market in the three months ended March 31, 2018 held in FAIB’s account at the Federal Reserve pending redeployment into new loan originations. FAIB anticipates redeploying a portion of its overnight investments into new loan originations during the second quarter of 2018.

The following table shows the carrying value of FAIC’s available for sale securities portfolio as of March 31, 2018 and December 31, 2017:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
U.S. Treasury securities	$—	$—	$—	$—
Municipal securities	—	—	—	—
Mortgage backed securities—residential	2,053	3	(26)	2,030
Mortgage backed securities—commercial	2,370	—	(56)	2,314
Corporate note securities	9,931	3	(81)	9,853
Collateralized mortgage obligations	2,031	5	(29)	2,007

Totals	$16,385	$11	$(192)	$16,204

December 31, 2017
U.S. Treasury securities	$—	$—	$—	$—
Municipal securities	—	—	—	—
Mortgage backed securities—residential	2,260	7	(21)	2,245
Mortgage backed securities—commercial	2,545	—	(35)	2,510
Corporate note securities	9,936	16	(12)	9,940
Collateralized mortgage obligations	2,213	10	(17)	2,207

Totals	$16,954	$33	$(85)	$16,902

The following table shows the carrying value of FAIC’s held to maturity securities portfolio as of March 31, 2018 and December 31, 2017:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
U.S. Government Agencies	$1,000	$—	$(5)	$995
Municipal securities	1,293	21	(2)	1,312
U.S. Treasury securities	999	—	(3)	996
Mortgage backed securities—residential	3,365	—	(76)	3,289
Mortgage backed securities—commercial	1,355	—	(37)	1,318
Corporate note securities	17,104	17	(300)	16,821
Collateralized mortgage obligations	1,450	—	(18)	1,432

Totals	$26,565	$38	$(441)	$26,162

December 31, 2017
U.S. Government Agencies	$1,000	$—	$(5)	$995
Municipal securities	1,295	30	(2)	1,323
U.S. Treasury securities	998	—	(2)	996
Mortgage backed securities—residential	3,450	4	(43)	3,410
Mortgage backed securities—commercial	2,310	—	(22)	2,288
Corporate note securities	17,122	72	(137)	17,057
Collateralized mortgage obligations	757	—	(6)	751

Totals	$26,932	$106	$(217)	$26,821

The securities portfolio contained no high-risk securities as of March 31, 2018 and December 31, 2017.

The contractual maturity distribution and weighted average yield of FAIC’s available for sale securities at March 31, 2018 and December 31, 2017 are summarized in the following table. Securities available for sale are carried at amortized cost in the table for purposes of calculating the weighted average yield received on such securities. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax-effected on the tax-exempt obligations.

(Dollars in thousands)	Due under 1 Year		Due 1-5 Years		Due 5-10 Years		Due over 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
March 31, 2018
U.S. Treasury securities	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
Municipal securities	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities—residential	—	0.00%	156	3.36%	717	3.50%	1,180	0.66%
Mortgage backed securities—commercial	96	1.02%	456	1.46%	—	0.00%	1,818	2.36%
Corporate notes	1,000	2.52%	8,931	2.47%	—	0.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	—	0.00%	484	2.00%	1,547	2.91%

Total	$1,096	2.39%	$9,543	2.43%	$1,201	2.90%	$4,545	2.11%
December 31, 2017
U.S. Treasury securities	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
Municipal securities	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities—residential		0.00%	166	3.38%	737	2.91%	1,357	1.38%
Mortgage backed securities—commercial	147	0.98%	526	1.46%	—	0.00%	1,872	2.35%
Corporate notes	—	0.00%	9,936	2.44%	—	0.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	18	3.74%	534	2.30%	1,661	2.79%

Total	$147	0.98%	$10,646	2.41%	$1,271	2.65%	$4,890	2.23%

The contractual maturity distribution and weighted average yield of FAIC’s held to maturity securities at March 31, 2018 and December 31, 2017 are summarized in the following table. Securities held to maturity are carried at amortized cost in the table for purposes of calculating the weighted average yield received on such securities. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax-effected on the tax-exempt obligations.

(Dollars in thousands)	Due under 1 Year		Due 1-5 Years		Due 5-10 Years		Due over 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
March 31, 2018
U.S. Government agencies	$1,000	1.22%	$—	0.00%	$—	0.00%	$—	0.00%
Municipal securities	578	1.00%	715	4.25%	—	0.00%	—	0.00%
U.S. Treasuries	999	1.55%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities—residential	—	0.00%	886	2.35%	882	1.67%	1,597	2.63%
Mortgage backed securities— commercial	266	0.87%	—	0.00%	—	0.00%	1,089	2.63%
Corporate notes	1,000	1.74%	14,853	2.51%	1,250	5.00%	—	0.00%
Collateralized mortgage obligations	736	1.61%	—	0.00%	524	2.41%	190	1.79%

Total	$4,579	1.42%	$16,454	2.57%	$2,656	3.38%	$2,876	2.57%
December 31, 2017
U.S. Government agencies	$1,000	1.22%	$—	0.00%	$—	0.00%	$—	0.00%
Municipal securities	579	1.00%	716	4.26%	—	0.00%	—	0.00%
U.S. Treasuries	998	1.55%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities— residential	—	0.00%	894	2.35%	659	1.05%	1,897	2.43%
Mortgage backed securities— commercial	741	1.60%	469	1.46%	—	0.00%	1,100	2.64%
Corporate notes	1,000	1.74%	14,872	2.49%	1,250	5.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	—	0.00%	565	2.45%	193	1.81%

Total	$4,318	1.45%	$16,951	2.53%	$2,473	3.37%	$3,190	2.47%

FAIB held $7.3 million in investments in restricted stock at March 31, 2018 that it does not consider to be investment securities. Ownership of this restricted stock is required for memberships in the FHLBNY and Atlantic Community Bankers Bank.

Loans

The loan portfolio comprises the largest component of FAIC’s interest earning assets. At March 31, 2018, 99.8% of FAIC’s loan portfolio consisted of real estate loans. The following table shows the composition of the loan portfolio at the dates indicated.

	March 31, 2018		December 31, 2017
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Real estate—commercial	$259,237	37.27%	$265,319	37.01%
Real estate—residential (1)	435,369	62.59%	446,277	62.26%
Commercial and industrial	727	0.10%	4,873	0.68%
Consumer and installment	280	0.04%	323	0.05%

Total loans	695,613	100.00%	716,792	100.00%
Less: Net deferred loan fees	(2,447)		(2,622)
Allowance for loan losses	(9,518)		(9,513)

Loans receivable, net	$683,648		$704,657

(1)	Excludes loans held for sale at March 31, 2018 and at December 31, 2017 of $1.7 million and $0.4 million, respectively.

Lending Strategy and Principles

FAIB’s principal loan types are residential mortgage loans for its portfolio, residential mortgage loans for sale to FNMA on the secondary market and residential mortgage loans for sale to other third parties. FAIB also makes commercial mortgage loans, consisting of loans secured by mixed-use properties, multi-family residential properties and commercial-use properties, and, to a much lesser extent, commercial and industrial loans and consumer and installment loans. FAIB focuses on originating mortgage loans secured by properties located in Manhattan, Queens and Brooklyn in New York City, the boroughs in which FAIB has branches. FAIB also makes loans in nearby counties. FAIB rarely makes loans on properties located outside the New York City metropolitan area. All loans require the approval of two officers. Loans in excess of $500,000 require the approval of the Loan Committee of FAIB’s Board of Directors and loans in excess of $6.0 million require the approval of FAIB’s Board of Directors. These same limits apply to all loan participations, whether FAIB is the lead lender or a participant.

FAIB generally applies the same underwriting principles and loan conditions to mortgage loans on mixed-use, commercial-use and multi-family residential properties. FAIB requires personal guaranties and either a debt service coverage ratio of 130% (for mixed-use and commercial-use properties) or 125% (multi-family properties), or a cash deposit as a payment reserve. In addition, FAIB limits the loan to value ratio to not more than 75%. The officer, committee and board approval standards are the same, regardless of the type of underlying property.

Mortgage loans on 1-4 family residential properties are FAIB’s most common type of mortgage loan, totaling $435.4 million, or 62.6% of the loan portfolio, at March 31, 2018. These are mortgage loans made on properties solely for residential use. Such properties, which are common in the boroughs of Queens and Brooklyn in New York City, are normally relatively small single-family residences or residences containing up to four contiguous family residences and are predominantly owner-occupied. FAIB addresses the risks in these types of mortgage loans by applying appropriate underwriting guidelines and generally limiting the loan amount to 65% of the appraised value of the property so that if the owner gets into financial difficulty, a sale of the property should allow FAIB to obtain full repayment or to suffer only limited loan losses.

FAIB also makes commercial mortgage loans on commercial-use, mixed-use and multi-family properties in metropolitan New York City, primarily in Queens, Brooklyn and Manhattan. These loans totaled $259.2 million, or 37.3% of the loan portfolio, at March 31, 2018. These loans are on relatively small properties, in which there are either a few commercial spaces, such as a small number of retail stores in a one story building, or a small apartment building with usually not more than 12 residential units, or, in the case of mixed-use properties, relatively small buildings with one or two commercial retail units on the ground floor and a few residential apartments (normally not more than four) on the upper floors. FAIB seeks to limit its risks in these types of mortgage loans by carefully underwriting both the borrower and the building and by requiring a loan to value ratio that in most cases does not exceed 70% (commercial-use) or 75% (mixed-use and multi-family).

The maturity ranges of the loan portfolio and the amounts of loans in each maturity range, as of March 31, 2018 and December 31, 2017 are presented in the following tables:

	March 31, 2018
(Dollars in thousands)	Due Under 1 Year	Due 1-5 Years	Due Over 5 Years
Real estate—commercial	$31,382	$98,409	$129,445
Real estate—residential	52	496	434,821
Commercial and industrial	1	727	—
Consumer and installment	110	170	—

Total loans	31,545	99,802	564,266
Interest rates:
Fixed or predetermined	25,709	95,152	36,075
Floating or adjustable	5,836	4,650	528,191

Total loans	$31,545	$99,802	$564,266

	December 31, 2017
(Dollars in thousands)	Due Under 1 Year	Due 1-5 Years	Due Over 5 Years
Real estate—commercial	$24,846	$105,025	$135,448
Real estate—residential	46	550	445,681
Commercial and industrial	1	1,245	3,627
Consumer and installment	144	179	—

Total loans	25,037	106,999	584,756
Interest rates:
Fixed or predetermined	19,068	102,120	39,266
Floating or adjustable	5,969	4,879	545,490

Total loans	$25,037	$106,999	$584,756

Loan and Asset Quality

Non-performing loans consist of non-accrual loans, loans over 90 days delinquent and still accruing interest, troubled debt restructured loans still accruing and foreclosed real estate. Non-performing loans at March 31, 2018 were $2.66 million, a decrease of $71,000, or 2.6%, compared to $2.73 million at December 31, 2017. Total delinquent loans decreased to $1.1 million at March 31, 2018, or 0.15% of the total loan portfolio, compared to $1.6 million, or 0.23% of the total loan portfolio at December 31, 2017. FAIC monitors delinquent loans closely and continues to work on improving asset quality on an overall basis. The allowance for loan losses was $9.52 million, or 1.37% of total loans at March 31, 2018, compared to $9.51 million, or 1.33%, at December 31, 2017.

The following table provides information regarding risk elements in the loan portfolio at each of the periods presented:

(Dollars in thousands)	March 31, 2018	December 31, 2017
Non-accrual loans:
Residential real estate	$1,957	1,980
Commercial real estate	706	754
Commercial and industrial	—	—
Consumer and installment	—	—

Total non-accrual loans	$2,663	$2,734
Loans past due 90 days and still accruing	—	—
Troubled debt restructured loans still accruing	—	—

Total non-performing loans	$2,663	$2,734
Other real estate owned	—	—

Total non-performing assets	$2,663	$2,734

Non-accrual loans to total loans, net of unearned income	0.38%	0.38%
Non-performing loans to total assets	0.30%	0.31%
Interest income recognized on non-accrual loans	$—	$—
Interest income that would have been recorded under the original terms of the loans	$55	$224

Allowance for Loan Losses

The allowance for loan losses consists of general, specific and unallocated components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss of risk rating data. The allowance may contain reserves identified as unallocated. These reserves reflect management’s attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses. Management regularly assesses the appropriateness and adequacy of the loan loss reserve in relation to credit exposure associated with individual borrowers, overall trends in the loan portfolio and other relevant factors, and believes the reserve is reasonable and adequate for each of the periods presented. For additional information see “—Critical Accounting Policies—Allowance for Loan Losses.”

At March 31, 2018, the allowance for loan losses was $9.5 million, essentially flat to the allowance for loan losses at December 31, 2017. There was no provision for loan losses for the three months ended March 31, 2018 and there were no charge-offs and $5,000 in recoveries during the first quarter of 2018. The allowance for loan losses as a percentage of total loans was 1.37% at March 31, 2018 as compared to 1.33% at December 31, 2017. The allowance represented 357.4% of non-performing loans at March 31, 2018 compared to 348.0% at December 31, 2017. The increase in the allowance as a percentage of total loans was due to a slight increase in certain qualitative factors associated with current economic conditions. These factors were partially offset by a more robust risk management program, a reduction in the level of non-performing loans, continued improvement in FAIB’s historical loan loss experience, which is based upon the last twelve quarters of loan losses, the modest decrease in the loan portfolio and a shift of the portfolio to lower risk residential loans. FAIB remains focused on improving the quality of its assets.

The following table presents information regarding FAIC’s provision and allowance for loan losses for the three months ended March 31, 2018 and 2017:

	For the Three Months Ended
(Dollars in thousands)	March 31, 2018	March 31, 2017
Balance at beginning of period	$9,513	$9,244
Provision for loan losses	—	79
Loans charged-off:
Residential real estate	—	—
Commercial real estate	—	—
Commercial and industrial	—	—
Consumer and installment	(1)	—

Total charge-offs:	(1)	—
Recoveries
Residential real estate	6	6
Commercial real estate	—	—
Commercial and industrial	—	—
Consumer and installment	—	—

Total recoveries:	5	6

Net charge-offs	(5)	(6)

Balance at end of period	$9,518	$9,329
Net charge-offs to average loans outstanding	0.00%	0.00%
Allowance for loan losses to total loans	1.37%	1.30%

The following table presents details concerning the allocation of the allowance for loan losses to the various categories for each of the periods presented. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any category of loans:

	March 31, 2018		December 31, 2017
(Dollars in thousands)	Amount	Percentage of Loans in Each Category to Gross Loans	Amount	Percentage of Loans in Each Category to Gross Loans
Real Estate—Residential	$4,872	62.58%	$4,792	62.26%
Real Estate—Commercial	4,497	37.27%	4,601	37.01%
Commercial and Industrial	17	0.10%	115	0.68%
Consumer and Installment	5	0.05%	6	0.05%
Unallocated	127	—	—	—

Total	$9,518	100.00%	$9,513	100.00%

Deposits

Deposits increased by $19.7 million, or 3.1%, from $629.8 million at December 31, 2017 to $649.5 million at March 31, 2018. At March 31, 2018, demand deposits were $160.0 million, an increase of $12.3 million, or 8.4% as compared to the balance at December 31, 2017. At March 31, 2018, certificates of deposit were $324.2 million, an increase of $16.5 million, or 5.4%, compared to the balance at December 31, 2017, while savings and money market accounts decreased $8.8 million, or 5.2%, and NOW accounts decreased $0.3 million, or 5.7%.

Borrowings

FHLBNY Borrowings at March 31, 2018 were $142.5 million, a decrease of $7.5 million, or 5.0%, from December 31, 2017, as a $7.5 million borrowing matured and was paid off during the first quarter of 2018.FHLBNY Borrowings at March 31, 2018 mainly consist of borrowings with remaining average terms of one to two years at slightly higher rates than deposits, to help provide a cost-effective source of funding and to help FAIB manage interest rate risk. The remaining borrowings of $7.2 million consist of junior subordinated debt issued in conjunction with FAIC’s trust preferred securities originated in 2004.

In addition to term loan availability with the FHLBNY, FAIB has a FHLBNY secured borrowing line of credit, which is a relatively low cost source of funds and provides an additional source of liquidity. FAIB had unused availability on that line of credit of $124.0 million at March 31, 2018 compared to $112.2 million at December 31, 2017.

Stockholders’ Equity

Stockholders’ equity was $82.1 million, or 9.2% of total assets, at March 31, 2018, a $2.8 million, or 3.5%, increase from December 31, 2017. Book value per share at March 31, 2018 was $29.61 per share, basic, and $29.44 per share, fully diluted, reflecting increases of $1.22, or 4.3%, and $1.10, or 3.9%, respectively, when compared to December 31, 2017. Book value per common share reflects total shareholders’ equity less the net book value of preferred stock. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount at March 31, 2018 and December 31, 2017 was $125,926 and $250,297, respectively. The increase was mainly due to the retention of net income during the preceding three months.

Comparison of Financial Condition at December 31, 2017 and December 31, 2016

Total Assets

Total assets were $872.9 million at December 31, 2017, an increase of $56.6 million, or 6.9%, from $816.3 million at December 31, 2016. Total assets increased primarily as a result of a $44.4 million, or 11.1%, increase in FAIB’s residential loan portfolio, as management implemented its strategy to grow FAIB primarily through increasing direct originations.

Cash and Cash Equivalents and Investment Securities

Cash and cash equivalents at December 31, 2017 were $91.0 million, an increase of $34.8 million, or 61.9%, compared to $56.2 million at December 31, 2016. The average yield on cash and cash equivalents for the year ended December 31, 2017 was 1.04% as compared to 0.54% for the year ended December 31, 2016. Total securities declined by $12.8 million, or 22.6%, in 2017 as FAIB let its shorter-term securities roll off and, in the fourth quarter of 2017, it sold approximately $1.8 million of securities to simplify portfolio monitoring activities, which resulted in a pre-tax loss of $86,000. The increase in cash and cash equivalents was largely driven by two tranches of residential mortgage loan sales to third party investors totaling $40.1 million in December 2017 compared to sales of $21.3 million of residential mortgage loans in December 2016. FAIB anticipates re-deploying a portion of this cash into new loan originations in 2018.

The following table shows the carrying value of FAIC’s available for sale securities portfolio as of December 31, 2017 and 2016:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Municipal securities	$—	$—	$—	$—
U.S. Treasury securities	—	—	—	—
Mortgage backed securities—residential	2,259	7	(21)	2,244
Mortgage backed securities—commercial	2,545	—	(35)	2,510
Corporate note securities	9,936	16	(12)	9,940
Collateralized mortgage obligations	2,214	10	(17)	2,208

Totals	$16,954	$33	$(85)	$16,902

December 31, 2016
Municipal securities	$2,213	$2	$(4)	$2,210
U.S. Treasury securities	1,000	—	—	1,000
Mortgage backed securities—residential	4,044	15	(24)	4,035
Mortgage backed securities—commercial	4,729	1	(48)	4,682
Corporate note securities	12,205	29	(27)	12,208
Collateralized mortgage obligations	3,924	20	(10)	3,933

Totals	$28,115	$67	$(114)	$28,068

The following table shows the carrying value of FAIC’s held to maturity securities portfolio at December 31, 2017 and 2016:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. Government Agencies	$1,000	$—	$(5)	$995
Municipal securities	1,295	30	(2)	1,323
U.S. Treasury securities	998	—	(2)	996
Mortgage backed securities—residential	3,450	4	(43)	3,411
Mortgage backed securities—commercial	2,310	—	(22)	2,288
Corporate note securities	17,122	72	(137)	17,057
Collateralized mortgage obligations	757	—	(6)	751

Totals	$26,932	$106	$(217)	$26,821

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
U.S. Government Agencies	$1,000	$—	$(2)	$998
Municipal securities	1,356	32	(4)	1,384
U.S. Treasury securities	997	7	—	1,004
Mortgage backed securities—residential	3,981	13	(58)	3,936
Mortgage backed securities—commercial	3,106	5	(13)	3,098
Corporate note securities	17,194	50	(118)	17,126
Collateralized mortgage obligations	944	4	(5)	943

Totals	$28,578	$111	$(200)	$28,489

The securities portfolio contained no high-risk securities at December 31, 2017 and December 31, 2016.

The contractual maturity distribution and weighted average yield of FAIC’s available for sale securities at December 31, 2017 and December 31, 2016 are summarized in the following table. Securities available for sale are carried at amortized cost in the table for purposes of calculating the weighted average yield received on such securities. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax-effected on the tax-exempt obligations.

(Dollars in thousands)	Due under 1 Year		Due 1-5 Years		Due 5-10 Years		Due over 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2017
Municipal securities	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
U.S. Treasuries	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities— residential	—	0.00%	166	3.38%	737	2.91%	1,357	1.38%
Mortgage backed securities— commercial	147	0.98%	526	1.46%	—	0.00%	1,872	2.35%
Corporate notes	—	0.00%	9,936	2.44%	—	0.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	18	3.74%	534	2.30%	1,661	2.79%

Total	$147	0.98%	$10,646	2.41%	$1,271	2.65%	$4,890	2.23%
December 31, 2016
Municipal securities	$2,213	1.12%	—	0.00%	$—	0.00%	$—	0.00%
U.S. Treasuries	1,000	0.81%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities— residential	998	1.63%	—	0.00%	1,045	3.35%	2,002	1.63%
Mortgage backed securities— commercial	—	0.00%	1,130	1.28%	—	0.00%	3,599	2.10%
Corporate notes	2,245	1.88%	9,960	2.37%	—	0.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	47	3.74%	1,565	2.06%	2,312	2.61%

Total	$6,456	1.41%	$11,137	2.26%	$2,610	2.58%	$7,913	2.13%

The contractual maturity distribution and weighted average yield of FAIC’s held to maturity securities at December 31, 2017 and December 31, 2016 are summarized in the following table. Held to maturity securities are carried at amortized cost in the table for purposes of calculating the weighted average yield received on such securities. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax-effected on the tax-exempt obligations.

(Dollars in thousands)	Due under 1 Year		Due 1-5 Years		Due 5-10 Years		Due over 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2017
U.S. Government agencies	$1,000	1.22%	$—	0.00%	$—	0.00%	$—	0.00%
Municipal securities	579	1.00%	716	4.26%	—	0.00%	—	0.00%
U.S. Treasuries	998	1.55%	—	0.00%	—	0.00%	—	0.00%
Mortgage backed securities— residential	—	0.00%	894	2.35%	659	1.05%	1,897	2.43%
Mortgage backed securities— commercial	741	1.60%	469	1.46%	—	0.00%	1,100	2.64%
Corporate notes	1,000	1.74%	14,872	2.49%	1,250	5.00%	—	0.00%
Collateralized mortgage obligations	—	0.00%	—	0.00%	564	2.45%	193	1.81%

Total	$4,318	1.45%	$16,951	2.53%	$2,473	3.37%	$3,190	2.47%
December 31, 2016
US. Government agencies	$—	0.00%	$1,000	1.22%	$—	0.00%	$—	0.00%
Municipal securities	—	0.00%	585	1.00%	771	4.24%	—	0.00%
U.S. Treasuries	—	0.00%	997	1.55%	—	0.00%	—	0.00%
Mortgage backed securities— residential	—	0.00%	1,685	2.03%	—	0.00%	3,059	2.04%
Mortgage backed securities— commercial	—	0.00%	1,001	1.67%	—	0.00%	1,343	2.57%
Corporate notes	—	0.00%	11,903	2.48%	5,291	2.97%	—	0.00%
Collateralized mortgage obligations	—	0.00%	—	0.00%	720	2.47%	224	1.97%

Total	$—	0.00%	$17,170	2.21%	$6,782	3.06%	$4,626	2.19%

FAIB held $7.7 million in investments in restricted stock at December 31, 2017 that it does not consider to be investment securities. Ownership of this restricted stock is required for memberships in the FHLBNY and Atlantic Community Bankers Bank.

Loans

Loans receivable, net of unearned income and allowance for loan losses, were $704.7 million at December 31, 2017, an increase of $37.5 million, or 5.6%, compared to the corresponding period of 2016. In addition to FAIB’s long-standing program of originating and selling residential loans to Fannie Mae in the secondary market, servicing retained, in 2017 FAIB continued its program of periodically selling, with servicing retained, residential loans to third parties. During 2017, FAIB sold $85.2 million of loans to Fannie Mae and also transferred from loans receivable and sold $140.3 million of residential loans to third parties. During 2017, FAIB increased its residential mortgage loans by $44.4 million, or 11.1%, net of the $140.3 million in third party loan sales, and it decreased its commercial real estate loans by $10.1 million, or 3.7%. As appropriate, FAIB anticipates engaging in additional sales of residential loans in 2018. FAIB’s portfolio of loans serviced for others increased from $902 million at December 31, 2016 to $1.02 billion at December 31, 2017.

The following table summarizes the composition of FAIC’s loan portfolio by type as of December 31, 2017 and 2016:

	December 31,
	2017		2016
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Real estate—commercial	$265,319	37.01%	$275,431	40.57%
Real estate—residential (1)	446,277	62.26%	401,833	59.19%
Commercial and industrial	4,873	0.68%	1,194	0.18%
Consumer and installment	323	0.05%	382	0.06%

Total loans	716,792	100.00%	678,840	100.00%
Less: Net deferred loan fees	(2,622)		(2,487)
Allowance for loan losses	(9,513)		(9,244)

Loans receivable, net	$704,657		$667,109

(1)	Excludes loans held for sale at December 31, 2017 and at December 31, 2016 of $0.4 million and $2.5 million, respectively.

The maturity ranges of the loan portfolio and the amounts of loans in each maturity range, as of December 31, 2017 and December 31, 2016 are presented in the following tables:

	December 31, 2017
(Dollars in thousands)	Due Under 1 Year	Due 1-5 Years	Due Over 5 Years
Real estate—commercial	$24,846	$105,025	$135,448
Real estate—residential	46	550	445,681
Commercial and industrial	1	1,245	3,627
Consumer and installment	144	179	—

Total loans	25,037	106,999	584,756
Interest rates:
Fixed or predetermined	19,068	102,120	39,266
Floating or adjustable	5,969	4,879	545,490

Total loans	$25,037	$106,999	$584,756

	December 31, 2016
(Dollars in thousands)	Due Under 1 Year	Due 1-5 Years	Due Over 5 Years
Real estate—commercial	$9,353	$103,521	$162,557
Real estate—residential	135	986	400,712
Commercial and industrial	1	1,193	—
Consumer and installment	168	—	214

Total loans	9,657	105,700	563,483
Interest rates:
Fixed or predetermined	821	100,402	61,624
Floating or adjustable	8,836	5,298	501,859

Total loans	$9,657	$105,700	$563,483

Loan and Asset Quality

Non-performing loans consist of non-accrual loans, loans over 90 days delinquent and still accruing interest and troubled debt restructured loans still accruing and foreclosed real estate. Non-performing loans decreased by $0.5 million, or 15.5%, at December 31, 2017 to $2.7 million, compared to $3.2 million at December 31, 2016. Total delinquent loans decreased $10.2 million, to $1.6 million at December 31, 2017, or 0.23% of the total loan portfolio, compared to $11.8 million, or 1.74% of the total loan portfolio at December 31, 2016. The year-over-year decrease is primarily due to one loan in the amount of $10.1 million that was past due less than 90 days at December 31, 2016 due to the borrower’s administrative oversight. The borrower cured the delinquency on January 5, 2017 and the loan has remained current. Excluding this loan, total delinquent loans at December 31, 2017 were flat to the prior year. FAIC monitors delinquent loans closely and continues to work on improving the asset quality of the loan portfolio. The allowance for loan losses was $9.5 million, or 1.33% of total loans at December 31, 2017, compared to $9.2 million, or 1.36% of total loans, at December 31, 2016.

The following table provides information regarding risk elements in the loan portfolio at December 31, 2017 and 2016:

	December 31,
(Dollars in thousands)	2017	2016
Non-accrual loans:
Residential real estate	$1,980	$1,526
Commercial real estate	754	1,708
Commercial and industrial	—	—
Consumer and installment	—	—

Total non-accrual loans	$2,734	$3,234
Loans past due 90 days and still accruing	—	—
Troubled debt restructured loans still accruing	—	—

Total non-performing loans	$2,734	$3,234
Other real estate owned	—	—

Total non-performing assets	$2,734	$3,234

Non-accrual loans to total loans, net of unearned income	0.38%	0.48%
Non-performing loans to total assets	0.31%	0.40%
Interest income recognized on non-accrual loans	$—	$—
Interest income that would have been recorded under the original terms of the loans	$224	$262

Allowance for Loan Losses

At December 31, 2017, the allowance for loan losses was $9.5 million, an increase of $269,000, or 2.9%, as compared to $9.2 million at December 31, 2016. The provision for loans losses was $149,000 and there were no charge-offs and $120,000 in recoveries during 2017. The allowance for loan losses as a percentage of total loans was 1.33% at December 31, 2017 as compared to 1.36% at December 31, 2016. The allowance represented 348.0% of non-performing loans at December 31, 2017 compared to 285.8% at December 31, 2016. Although the amount of the allowance increased generally due to the increase in FAIB’s loan portfolio, the reduction in the allowance as a percentage of total loans reflects the increase in the loan portfolio while FAIB experienced continued reduction in the level of non-performing loans and continued improvement in its historical loan loss experience. FAIC remains focused on improving the quality of its assets. For additional information see “—Critical Accounting Policies—Allowance for Loan Losses.”

The following table presents information regarding FAIC’s provision and allowance for loan losses for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
(Dollars in thousands)	2017	2016
Balance at beginning of year	$9,244	$8,730
Provision for loan losses	149	367
Loans charged-off:
Residential real estate	—	—
Commercial real estate	—	—
Commercial and industrial	—	—
Consumer and installment	—	4

Total charge-offs:	—	4
Recoveries
Residential real estate	25	21
Commercial real estate	—	99
Commercial and industrial	95	31
Consumer and installment	—	—

Total recoveries:	120	151
Net charge-offs (recoveries)	(120)	(147)

Balance at end of year	$9,513	$9,244
Net charge-offs (recoveries) to average loans outstanding	-0.02%	-0.02%
Allowance for loan losses to total loans	1.33%	1.36%

The following table presents details concerning the allocation of the allowance for loan losses to the various categories for the years ended December 31, 2017 and 2016. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any category of loans:

	Allowance for Loan Losses at December 31,
	2017		2016
(Dollars in thousands)	Amount	Percentage of Loans in Each Category to Gross Loans	Amount	Percentage of Loans in Each Category to Gross Loans
Real Estate—Residential	$4,791	62.26%	$4,370	59.19%
Real Estate—Commercial	4,601	37.01%	4,840	40.57%
Commercial and Industrial	115	0.68%	28	0.18%
Consumer and Installment	6	0.05%	6	0.06%
Unallocated	—	—	—	—

Total	$9,513	100.00%	$9,244	100.00%

Deposits

Total deposits were $629.8 million at December 31, 2017, an increase of $57.1 million, or 10.0%, from $572.7 million at December 31, 2016. The principal deposit categories at December 31, 2017 were $147.7 million in demand deposit accounts, $169.4 million in money market and savings accounts and $307.7 million in certificates of deposit. This compares to December 31, 2016 amounts of $136.2 million in demand deposit accounts, $163.6 million in money market and savings accounts and $267.7 million in certificates of deposit. FAIB increased its deposits to have the funds available to make additional loans in its community while maintaining an adequate level of liquidity. FAIB made a particular effort to increase demand deposits as a low-cost funding source through various strategies such as seeking demand deposit relationships with its residential and commercial borrowers, which contributed to an 8% increase in that deposit category. The year-over-year growth in certificates of deposit was largely the result of targeted promotions.

The average balances and average rates paid on deposits for 2017 and 2016 are presented in the following table:

	Year Ended December 31,
	2017 Average		2016 Average
(Dollars in thousands)	Balance	Rate	Balance	Rate
Demand, non-interest bearing	$139,554	0.00%	$132,972	0.00%
Demand, interest-bearing	5,045	0.15%	4,147	0.15%
Money market	73,899	0.78%	29,395	0.53%
Savings	88,096	0.33%	100,676	0.29%
Time	303,641	1.31%	252,002	1.14%

Total deposits	$610,235	1.03%	$519,192	0.86%

The remaining maturity for certificates of deposit in amounts of $100,000 or more at December 31, 2017 and 2016 is presented in the following table:

	As of December 31,
(Dollars in thousands)	2017	2016
3 months or less	$33,478	$14,154
Over 3 months to 6 months	29,093	31,036
Over 6 months to 12 months	44,874	44,141
Over 12 months	74,454	68,522

Total	$181,899	$157,853

Borrowings

FAIC’s borrowings decreased by $6.0 million from $163.2 million at December 31, 2016 to $157.2 million at December 31, 2017. Based on the steady growth in FAIB’s retail deposits, management made a strategic decision to pay off $6.0 million of maturing two-year term loans to the FHLBNY during 2017 to better manage FAIC’s overall cost of funds and liquidity. At December 31, 2017, FAIC’s borrowings also included a $7.2 million junior subordinated debenture that it issued in connection with its trust preferred securities transaction in December 2004.

In addition to term loan availability with the FHLBNY, FAIB has a FHLBNY secured borrowing line of credit, which is a relatively low cost source of funds and provides an additional source of liquidity. FAIB had unused availability on that line of credit of $112.2 million at December 31, 2017 compared to $88.2 million at December 31, 2016. The year-over-year increase is primarily due to the growth in the loan portfolio which has enabled FAIB to increase its eligible collateral at the FHLBNY against which FAIB can borrow, combined with the decrease in borrowings compared to the prior year. This line of credit, along with its cash and available for sale securities, continue to provide FAIC with the liquidity management believes is sufficient to satisfy both regular liquidity needs and potential severe liquidity demands.

Stockholders’ Equity

Total stockholders’ equity was $79.3 million, or 9.1% of total assets, at December 31, 2017, a $6.6 million, or 9.1%, increase from stockholders’ equity at December 31, 2016. Book value per share at December 31, 2017 was $28.39 per share, basic, and $28.34 per share, fully diluted, reflecting increases of $2.73, or 10.6%, and $2.68, or 10.4%, respectively, when compared to the corresponding period in 2016. Book value per common share reflects total shareholders’ equity less the net book value of preferred stock. The net book value of preferred stock equals $17.0 million less the unaccreted discount. The unaccreted discount at December 31, 2017 and at December 31, 2016 was $250,297 and $732,616, respectively. The increases in stockholders’ equity and book value were due primarily to the retention of net income during the preceding twelve months.

Liquidity and Capital Resources

Liquidity represents funds available to FAIC for operating, investing and financing activities. Primary sources of funds are deposits, borrowings, sales of loans and other assets, and payments FAIB receives on loans and investment securities. Primary uses of funds are making loans and purchasing investment securities. Liquidity also provides FAIB with the ability to meet customer withdrawals from their deposit accounts. At December 31, 2017, cash and cash equivalents, which include cash and due from banks, money market accounts, and federal funds sold, were $91.0 million, or 10.4% of total assets compared to $56.2 million, or 6.9% of total assets at December 31, 2016. The year-over-year increase was largely driven by two tranches of loan sales to third party investors totaling $40.1 million in December 2017 compared to loan sales of $21.3 million in December 2016; FAIB anticipates re-deploying this cash into new loan originations in 2018.

FAIB is a member of the FHLBNY, which is one of the twelve regional Federal Home Loan Banks that comprise the Federal Home Loan Bank System. The FHLBNY provides FAIB with a source of borrowed funds. FAIB may obtain long-term advances only to provide funds for residential home financing. FAIB must also satisfy standards of community or investment service to maintain access to such long-term advances. As a member of the FHLBNY, FAIB is required to purchase and hold a minimum amount of shares of capital stock in the FHLBNY. At December 31, 2017, FAIB was in compliance with this requirement with an investment in FHLBNY stock of $7.6 million. At December 31, 2017, FAIB had a line of credit with the FHLBNY with unused capacity of approximately $112.2 million, which is available to FAIB for liquidity purposes. This line of credit can be increased by pledging additional collateral, in the form of securities, loans or cash. FAIB currently has additional qualifying collateral that has not yet been pledged to the FHLBNY that is available to pledge, increasing the line of credit to provide short-term and long-term liquidity, if needed.

Based upon historical experience regarding discretionary deposit withdrawals by its customers, management believes that FAIC’s available liquidity will be sufficient to satisfy its funding requirements for loan originations, securities purchases, deposit outflows and other liquidity needs during 2018.

Regulatory Capital

Stockholders’ equity at March 31, 2018 was $82.1 million compared to $79.3 million at December 31, 2017 and $72.7 million at December 31, 2016. The increase during the first quarter of 2018 was primarily attributable to the retention of net income recorded during the previous three months of $2.8 million, while the increase during 2017 was primarily due to the retention of net income recorded during the previous twelve months of $6.0 million.

FAIB is subject to various minimum regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FAIC’s and FAIB’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FAIC and FAIB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Federal banking agencies have adopted proposals that have substantially amended the regulatory capital rules applicable to FAIC and FAIB. The amendments implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The amended rules establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The amended rules were effective with respect to FAIC and FAIB in January 2015, with certain requirements that were phased in beginning in 2016, and refined the definition of what constitutes “capital” for purposes of calculating those ratios.

The current minimum capital level requirements applicable to FAIB include: (i) a Common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6%; (iii) a Total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage capital ratio of 4% for all institutions. The amended rules also established a “capital conservation buffer” of 2.5% above the minimum ratios: (i) a Common equity Tier 1 risk-based capital ratio of 7.0%; (ii) a Tier 1 risk-based capital ratio of 8.5%; and (iii) a Total risk-based capital ratio of 10.5%. The current capital conservation buffer requirement began to be phased in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. FAIB would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.

The junior subordinated debenture FAIC issued is also counted as regulatory capital for bank holding companies based on formulas set forth by the Federal Reserve. The debenture can be counted up to 25% of Tier 1 regulatory capital. The excess not counted in Tier 1 capital constitutes Tier 2 capital, which is part of total capital.

The Federal Reserve Board has risk-based capital ratio requirements for bank holding companies such as FAIC that are similar to the risk-based capital ratio requirements applicable to FAIB.

Management believes that FAIC and FAIB met all capital adequacy requirements to which they are subject.

The following table presents FAIB’s and FAIC’s capital and capital ratios at the dates indicated, compared to the minimum regulatory capital ratio requirements and the regulatory standards for being classified as well-capitalized.

	Actual		Minimum Capital Requirements For Capital Adequacy Purposes			Minimum to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio		Amount	Ratio
March 31, 2018
Tier 1 leverage ratio
Bank	$88,166	9.95%	$35,436	≥	4.00%	$44,295	≥	5.00%
Company	88,518	9.99%	35,449	≥	4.00%	N/A		N/A
Common equity tier 1 ratio
Bank	71,094	12.81%	24,984	≥	4.50%	36,087	≥	6.50%
Company	71,446	12.86%	24,996	≥	4.50%	N/A		N/A
Tier 1 capital ratio
Bank	88,166	15.88%	33,311	≥	6.00%	44,415	≥	8.00%
Company	88,518	15.94%	33,328	≥	6.00%	N/A		N/A
Total capital ratio
Bank	95,149	17.14%	44,415	≥	8.00%	55,519	≥	10.00%
Company	95,501	17.19%	44,438	≥	8.00%	N/A		N/A

December 31, 2017
Tier 1 leverage ratio
Bank	$85,489	9.88%	$34,609	≥	4.00%	$43,262	≥	5.00%
Company	86,349	9.98%	34,616	≥	4.00%	N/A		N/A
Common equity tier 1 ratio
Bank	68,417	12.23%	25,176	≥	4.50%	36,365	≥	6.50%
Company	69,277	12.38%	25,180	≥	4.50%	N/A		N/A
Tier 1 capital ratio
Bank	85,489	15.28%	33,568	≥	6.00%	44,757	≥	8.00%
Company	86,349	15.43%	33,573	≥	6.00%	N/A		N/A
Total capital ratio
Bank	92,514	16.54%	44,757	≥	8.00%	55,947	≥	10.00%
Company	93,373	16.69%	44,765	≥	8.00%	N/A		N/A

December 31, 2016
Tier 1 leverage ratio
Bank	$79,076	9.88%	$32,010	≥	4.00%	$40,012	≥	5.00%
Company	79,767	9.96%	32,024	≥	4.00%	N/A		N/A
Common equity tier 1 ratio
Bank	62,004	11.56%	24,136	≥	4.50%	34,863	≥	6.50%
Company	62,695	11.68%	24,146	≥	4.50%	N/A		N/A
Tier 1 capital ratio
Bank	79,076	14.74%	32,181	≥	6.00%	42,908	≥	8.00%
Company	79,767	14.87%	32,195	≥	6.00%	N/A		N/A
Total capital ratio
Bank	85,815	16.00%	42,908	≥	8.00%	53,635	≥	10.00%
Company	86,506	16.12%	42,927	≥	8.00%	N/A		N/A

U. S. Treasury Preferred Stock Purchase

In 2009, FAIC issued $17 million of preferred stock under TARP. Effective August 16, 2010, FAIC exchanged that stock with the U.S. Treasury for preferred stock with a 2% per year dividend for the first eight years. If FAIC does not redeem the preferred stock by August 16, 2018, the dividend rate will increase to 9% per year. As required by the Treasury Department, FAIC agreed to limitations on its ability to pay dividends to shareholders and corporate governance restrictions. These generally continue until FAIC redeems the preferred stock or it is sold to an independent third party not affiliated with the U.S. Treasury. Pursuant to the terms and conditions of the merger agreement, FAIC anticipates to complete the TARP Redemption prior to the closing of the merger, with RBB providing financing for such redemption, if necessary, for a period of up to one month.

FAIC may pay common stock dividends only in the amount it paid in the prior year. Since FAIC did not pay any dividends to common shareholders prior to issuing the preferred stock, any dividends on common stock are subject to the prior consent of the Treasury Department.

If the preferred stock has not all been redeemed within 10 years, all dividends and stock repurchases are prohibited until the preferred stock is redeemed.

Its executive compensation programs are subject to restrictions including limits on both golden parachute payments and incentive compensation or bonus payments. FAIC must also retain the right to recover any bonuses or incentive compensation paid based upon reported earnings, gains or other criteria that are later shown to be materially incorrect. FAIC believes that it does not have any plans, contracts or agreements that require payments that would violate these restrictions.

Quantitative and Qualitative Market Risk Disclosure

Market risk is generally described as the sensitivity of income to adverse changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates of prices. Market rate sensitive instruments include: financial instruments such as investments, loans mortgage-backed securities, deposits, borrowings and other debt obligations; derivative financial instruments, such as futures, forwards, swaps and options; and derivative commodity instruments, such as commodity futures, forwards, swaps and options that are permitted to be settled in cash or another financial instrument.

FAIC’s primary source of market risk exposure arises from changes in market interest rates (referred to as “interest rate risk”). FAIC does not have any material exposure to foreign currency exchange risk or commodity price risk. FAIC did not enter into any market rate sensitive instruments for trading purposes nor did FAIC engage in any trading or hedging transactions utilizing derivative financial instruments during 2017. FAIB’s real estate loan portfolio, concentrated largely in New York City, is subject to risks associated with the local and regional economies.

Management of Interest Rate Risk

FAIC’s net income is primarily derived from the differential, or “spread,” between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected, among other things, by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. FAIC is vulnerable to an increase in interest rates because its interest-earning assets generally have longer durations or periods to repricing than its interest-bearing liabilities. As a result, material and prolonged increases in interest rates would decrease FAIC’s interest rate spread, and hence its net interest income. In addition, an increase in the general level of interest rates may adversely affect the ability of some of FAIC’s borrowers to pay the interest on and principal of their obligations. Accordingly, changes in the level of market interest rates could materially and adversely affect FAIC’s net interest spread, asset quality, levels of prepayments and cash flows, loan originations, the market value of its securities portfolio and overall profitability.

FAIC’s interest rate risk management function is under the guidance of the Asset/Liability Committee, which is comprised of its President, its Chief Financial Officer and five members of the FAIC Board. This committee meets monthly to review, among other things, the sensitivity of FAIC’s earnings to interest rate changes, the book and market values of its assets and liabilities, unrealized gains and losses, loan origination and sale activity and maturities of loans, investments and borrowings. In connection therewith, the committee reviews FAIC’s liquidity, cash flow needs, the repricing and maturities of loans, investments, deposits and borrowings and current market conditions and interest rates.

The principal objectives of FAIC’s interest rate risk management functions are to evaluate the interest rate risk inherent in its balance sheet, determine the appropriate level of risk given its business focus, operating environment, capital and liquidity requirements and performance objectives, and manage FAIC’s interest rate risk within board-approved guidelines. Through such management, FAIC seeks to reduce the vulnerability of its earnings to changes in interest rates.

It is virtually impossible to completely avoid interest rate risk, and doing so would be so costly as to be unjustified. Therefore, future changes in market interest rates remain an uncertainty that could have a negative impact on FAIC’s future earnings.

Interest Rate Shock Analysis

FAIC utilizes various tools to monitor interest rate sensitivity and the effect that a change in interest rates would have on its financial condition and results of operations. One tool used is a model that seeks to project what net interest income would be in the next twelve months if there is a change in market interest rates. This model assumes no changes in the composition or volume of FAIC’s assets and liabilities. Another tool is a model that estimates the effect of changes in interest rates on FAIB’s net portfolio value (referred to as “NPV”). NPV is the present value of expected cash flows from assets and liabilities. The model makes assumptions, which management believes are reasonable, as to loan prepayment rates, deposit turnover, and other considerations affecting the repricing of assets and liabilities.

The following table sets forth at December 31, 2017 and 2016 the estimated changes in FAIB’s NPV and net interest income that the models project would result from an immediate and sustained change in market interest rates:

	Net Portfolio Value (2)			Net Interest Income
(Dollars in thousands)	Estimated NPV (1)	Estimated Increase/ (Decrease)		Estimated Net Interest Income (3)	Estimated Increase/ (Decrease)
Assumed Change in Interest Rate (basis points)		Amount	Percent		Amount	Percent
At December 31, 2017
+300 bp	$81,059	$(28,522)	-26.0%	$25,838	$(1,823)	-6.6%
+200 bp	$91,450	$(18,131)	-16.5%	$26,728	$(933)	-3.4%
+100 bp	$101,256	$(8,325)	-7.6%	$27,477	$(184)	-0.7%
0 bp	$109,581	—	0.0%	$27,661	—	0.0%
-100 bp	$120,129	$10,548	9.6%	$27,353	$(308)	-1.1%
At December 31, 2016
+300 bp	$71,025	$(25,581)	-26.5%	$24,532	$(1,333)	-5.2%
+200 bp	$80,351	$(16,255)	-16.8%	$25,252	$(613)	-2.4%
+100 bp	$89,362	$(7,244)	-7.5%	$25,905	$40	0.2%
0 bp	$96,606	$—	0.0%	$25,865	$—	0.0%
-100 bp	$106,777	$10,171	10.5%	$25,641	$(224)	-0.9%

(1)	Assumes an instantaneous and parallel shift in interest rates at all maturities.
(2)	NPV, also referred to as Economic Value of Equity (“EVE”), is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Assumes a gradual change in interest rates over a one-year period at all maturities.

As shown in the table, the models project that, at December 31, 2017, if there were an abrupt 100 basis point increase in interest rates, FAIB could expect to experience a 7.6% decrease in NPV and a decrease of 0.7% in net interest income over the next twelve months. The projected decrease in NPV would primarily be the result of a decline in the value of FAIB’s mortgage portfolio, particularly longer-term fixed-rate mortgage loans, as a result of the increase in interest rates. The projected decrease in net interest income over a twelve month period resulting from the increase in interest rates would be primarily the result of an increase in FAIB’s cost of funds due to its large volume of Money Market and Savings Accounts, with interest rates that adjust every calendar quarter.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income requires making many assumptions that may or may not reflect how actual yields and costs respond to changes in market interest rates. The NPV and net interest income table above assumes that the composition of FAIB’s interest sensitive assets and liabilities existing at December 31, 2017 remains relatively constant during the period measured. For example, the NPV analysis assumes that the ratio of adjustable versus fixed-rate loans or short-term loans versus long-term loans remains the same and that interest rates will change equally for both long-term and short-term assets and the net interest income analysis assumes no growth in assets or liabilities.

Although the NPV and interest income analyses provide management with an indication of FAIC’s interest rate risk exposure, they do not provide a precise forecast of the effect of changes in market interest rates on net interest income. They also do not reflect actions that management might take in response to changes in rates. Therefore, this data is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on FAIC’s financial condition or results of operations. Actual results may differ substantially from those predicted in the above table.

COMPARISON OF THE RIGHTS OF COMMON STOCK SHAREHOLDERS OF

RBB BANCORP AND FIRST AMERICAN INTERNATIONAL CORP.

Assuming the merger becomes effective, the shareholders of FAIC will receive shares of RBB’s common stock in exchange for their shares of FAIC common stock and will become shareholders of RBB. The following is a summary of material differences between the rights of holders of RBB common stock and the holders of FAIC common stock.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of RBB common stock and holders of FAIC common stock. This summary is intended to provide a general overview of the differences in shareholders’ rights under applicable law and the governing corporate instruments of RBB and FAIC, and other known material differences. RBB is a California corporation incorporated under the laws of California and is subject to the California General Corporation Law, or CGCL. FAIC is a New York corporation incorporated under the laws of New York and is subject to the NYBCL.

We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the CGCL, the NYBCL and the other documents to which RBB refers in this proxy statement/prospectus for a more complete understanding of the differences between being a holder of RBB common stock and a holder of FAIC common stock.

	RBB Bancorp	First American International Corp.
Authorized Capital Stock	The authorized capital stock of RBB consists of 100,000,000 shares of common stock, no par value, and 100,000,000 shares of preferred stock, no par value. As of July 27, 2018, there were 16,544,627 shares of common stock, — and no shares of preferred stock, issued and outstanding.	The authorized capital stock of FAIC consists of 8,000,000 shares of common stock, par value of $0.0001 per share, 750,000 shares of Series A preferred stock, par value of $0.01 per share and 17,000 shares of Series B preferred stock, par value $0.01 per share. As of July 27, 2018, there were 2,204,046 shares of common stock, no shares of Series A preferred stock and 17,000 shares of Series B preferred stock, issued and outstanding.

Number and Classes of Directors	RBB’s bylaws provide that the number of directors shall be no less than seven and no more than thirteen, with the exact number to be fixed by resolution of the board of directors or the shareholders. The current number of directors is nine. RBB’s board of directors is not divided into any classes holding staggered terms of office, and is elected annually to one-year terms of office.	FAIC’s bylaws provide that the number of directors shall be no less than seven and no more than thirty, with the exact number to be determined by resolution of the FAIC Board. The current number of directors is eleven. The FAIC Board is divided into three classes of directors as nearly equal in number as possible, with each class of directors serving for successive three-year terms so that each year, the term of only one class of directors expires.

	RBB Bancorp	First American International Corp.
Cumulative Voting for Election of Directors	Shareholders are entitled to cumulate votes with respect to the election of directors at a shareholders’ meeting for any candidate or candidates’ whose names have been placed in nomination prior to the voting if the shareholder has given notice prior to the voting of the shareholder’s intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate such shareholder’s votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder’s shares are entitled, or distribute the shareholder’s votes on the same principle among any or all of the candidates, as the shareholder deems appropriate.	FAIC shareholders do not have the right to cumulate their votes with respect to the election of directors.

Removal of Directors	Any or all of the directors may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote; provided, however, that no director may be removed if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected.	FAIC’s bylaws provide that any or all of the FAIC Board may be removed only for cause by a majority vote of the FAIC shareholders.

Filling of Vacancies on the Board of Directors	RBB’s bylaws provide that vacancies on RBB’s board of directors may be filled by a majority of the remaining	FAIC’s bylaws provide that all vacancies on the FAIC Board, including newly created directorships resulting from an

	RBB Bancorp	First American International Corp.
	directors, or if the number of directors then in office is less than a quorum by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director; however, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified, or until his or her death, resignation or removal. RBB shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent, other than to fill a vacancy created by removal, shall require the consent of the holders of a majority of the outstanding shares entitled to vote thereon. A director may not be elected by written consent to fill a vacancy created by removal except by unanimous consent of all shares entitled to vote for the election of directors.	increase in the number of directors, shall be filled by election by the shareholders, except vacancies not exceeding one-third of the FAIC Board may be filled by the affirmative vote of a majority of the FAIC Board present at any regular or special meeting of the FAIC Board. The directors so elected shall hold office for the balance of the unexpired term.

Notice of Shareholder Proposals and Director Nominations	RBB’s bylaws provide that shareholder proposals and nominations shall be made to the secretary of RBB no earlier than 120 days and no later than 90 days before the date the annual meeting	FAIC’s bylaws provide that shareholder proposals and nominations for directors may be made by any FAIC shareholder entitled to vote. For a shareholder proposal to be properly brought

	RBB Bancorp	First American International Corp.
is to be held, unless the annual meeting is to be held not within 30 days of the anniversary of the previous year’s meeting, in which event nominations must be made within 10 days of the first public announcement of the date of the annual meeting.

before an annual meeting, including any proposal relating to the nomination of a director to be elected to the FAIC Board, the shareholder who is entitled to vote must deliver written notice to FAIC’s secretary before the meeting not less than 90 days prior to the date of the annual meeting, unless the annual meeting is advanced by more than 30 days from the anniversary of the annual meeting in the previous year, in which case notice must be delivered not more than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly disclosed.

FAIC’s bylaws contain specific requirements regarding what must be included in the notice. Shareholder proposals and nominations for directors that are not made in accordance with the requirements as provided in FAIC’s bylaws will be disregarded.

Meetings of Shareholders

RBB’s bylaws provide that an annual meeting of shareholders is to be held on a date and time determined by the board of directors. Notice of such meeting is given not less than 30 days and not more than 60 days prior to such meeting.

RBB’s bylaws provide that special meetings of shareholders may be called at any time by the chairman of the board of directors, the President, the board of directors or shareholders holding in the aggregate 10% or more of the outstanding shares entitled to vote.

FAIC’s bylaws provide that an annual meeting of shareholders is to be held each year on the last Tuesday in April at a time to be set by the FAIC Board and located at the main office in Brooklyn, New York, or any other convenient place in Brooklyn duly authorized by the FAIC Board. Notice of such meeting is given by not less than 10 days and not more than 50 days prior to such meeting.

FAIC’s bylaws provide that special meetings of shareholders may be called by the FAIC Board pursuant to a resolution adopted by a majority of the entire FAIC Board.

Quorum	RBB’s bylaws provide that a majority of the shares entitled to	FAIC’s bylaws provide that the holders of one-third of the shares

	RBB Bancorp	First American International Corp.
	vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders.	entitled to vote, represented in person or by proxy, shall constitute a quorum.

Indemnification, Liability Exculpation of Directors and Officers	RBB’s articles of incorporation authorize RBB to provide indemnification of directors and officers in excess of the indemnification provided under the CGCL, subject to certain exceptions. RBB’s articles of incorporation also provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law.

FAIC’s certificate of incorporation provides that a director of FAIC will not be personally liable to FAIC or its shareholders for damages for any breach of duty in his or her capacity as a director, provided, however, that this does not eliminate liability for any act or omission described in Sections 402(b)(1) and 402(b)(2) of the NYBCL.

FAIC’s bylaws authorize FAIC to provide indemnification of directors, officers or employees to the fullest extent permitted by the NYBCL, provided that no indemnification may be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained a financial profit or other advantage to which he or she was not legally entitled.

Amendment of Articles of Incorporation	Generally, the CGCL requires a vote of the majority of the outstanding shares entitled to vote to amend the articles of incorporation. RBB’s articles of incorporation are silent on amendment of the articles of incorporation.	The NYBCL provides that a corporation’s certificate of incorporation may be amended or changed by a vote of the board followed by a vote of a majority of all outstanding shares entitled to vote. A corporation’s certificate of incorporation may require a greater vote. FAIC’s certificate of incorporation is silent on amendment of the certificate of incorporation.

Amendment of Bylaws	Subject to the right of shareholders to adopt, amend or repeal bylaws, RBB’s bylaws provide that the board of directors may adopt, amend or repeal bylaws other than a bylaw or an	The NYBCL provides that bylaws may be adopted, amended or repealed by a majority of the votes cast by the shares entitled to vote in the election of directors. A corporation’s certificate of

	RBB Bancorp	First American International Corp.
	amendment thereof changing the authorized number of directors.	incorporation or a bylaw adopted by the stockholders may also provide that bylaws can also be adopted, amended or repealed by the board of directors by such vote as may be specified in such bylaw, but any bylaw adopted by the board of directors may be amended or repealed by the holders of a majority of the shares entitled to vote in the election of directors. FAIC’s certificate of incorporation provides that bylaws may be adopted, amended or repealed by a majority vote of the FAIC Board, but no bylaw adopted by the shareholders (except for the initial bylaws adopted by the incorporator) may be amended or repealed by vote of the FAIC Board.

Dissenters’ Rights

Under the CGCL, stockholders generally have appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements.

Under the CGCL, however, no dissenters’ rights are available for stock, such as RBB’s, listed on the NASDAQ, (i) except where there exists any restriction on transfer imposed by RBB or by any law or regulation or (ii) except where the stockholder is required to accept for the stock anything other than: (a) stock of any other corporation, which shares of stock are listed on any national securities exchange; (b) cash in lieu of fractional shares; or (c) any combination of foregoing clauses (a) and (b).

The NYBCL provides that a stockholder of a New York corporation has the right, following compliance with certain procedures, to receive payment of the fair value of its shares if the stockholder has the right to vote and does not assent to, among other actions, a merger or consolidation to which the corporation is a party. FAIC shareholders have the right to receive fair value described in the immediately preceding sentence in connection with the merger and consummation of the transactions contemplated by the merger agreement.

Required Vote for Mergers	Unless exempt, the CGCL requires the affirmative vote of the majority of outstanding shares entitled to vote of each class of shares. RBB’s bylaws expressly provide that the affirmative vote	The NYBCL provides that for corporations in existence after February 22, 1998, such as FAIC, the affirmative vote of a majority of the votes of all outstanding shares entitled to vote on the

	RBB Bancorp	First American International Corp.
	of the majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholder, unless the vote of a greater number or voting by classes is required by the CGCL or by RBB’s articles of incorporation. The affirmative vote of the holders of a majority of the outstanding shares of RBB is not required to approve the merger agreement with FAIC due to the exemption contained in CGCL Section 1201(b).	matter is required to approve the merger or consolidation of the corporation with another corporation. FAIC’s bylaws provide that any meeting of the shareholders, a majority of the votes cast in person or by proxy shall decide any question brought before such meeting. Thus, the affirmative vote of the holders of a majority of the outstanding shares of FAIC is required to approve the merger agreement with RBB.

Anti-takeover Provisions	The CGCL does not provide for any specific anti-takeover provisions, and RBB’s Articles of Incorporation and Bylaws do not contain any provisions that make it more difficult for another company to acquire RBB.	Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock. In addition, New York corporations may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors

RBB Bancorp	First American International Corp.

before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.

A corporation may opt out of the interested stockholder provisions described in the preceding paragraph by expressly electing not to be governed by such provisions in its bylaws, which must be approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation and is subject to further conditions. FAIC’s certificate of incorporation has not opted out of the provisions of Section 912 of the NYBCL.

PROPOSAL NO. 2

DISCRETIONARY AUTHORITY TO ADJOURN

General

The FAIC special meeting may be adjourned to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the FAIC special meeting to approve the merger proposal.

If, at the special meeting, the number of shares of FAIC common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, FAIC intends to move to adjourn the special meeting in order to enable the FAIC Board to solicit additional proxies for approval of the merger agreement. In that event, FAIC will ask its shareholders to vote only upon the adjournment proposal, and not the merger proposal.

In this proposal, FAIC is asking its shareholders to grant discretionary authority to the person(s) designated as the proxy holder stated in the proxy card to move to adjourn the FAIC special meeting if the number of shares voting for approval of the merger proposal is not sufficient to approve that proposal at the meeting. If FAIC shareholders approve the adjournment proposal, FAIC could adjourn the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from FAIC shareholders who have previously voted.

If the special meeting is adjourned so that the FAIC Board can solicit additional proxies to approve the merger proposal, FAIC is not required to give any notice of the adjourned meeting other than an announcement of the place, date and time provided at the annual meeting or the special meeting.

Vote Required

Approval of the adjournment proposal requires the affirmative vote of at least a majority of the votes cast for or against the proposal. Abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting. Brokers may not vote on the adjournment proposal without specific instructions from the person who beneficially owns the shares.

Recommendation of the Boards of Directors of First American International Corp.

The FAIC Board recommends a vote “FOR” adjournment of the FAIC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger proposal.

LEGAL MATTERS

The validity of RBB Bancorp’s common stock to be issued in the merger will be passed upon by Loren P. Hansen, APC, Newport Beach, California, legal counsel to RBB Bancorp.

Certain U.S. federal income tax consequences relating to the merger will also be passed upon for RBB Bancorp by RSM US LLP and for First American International Corp. by Arnold  & Porter Kaye Scholer LLP.

EXPERTS

The consolidated financial statements of RBB Bancorp as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017 have been included herein and in the registration statement in reliance upon the reports of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First American International Corp. as of December 31, 2017 and 2016, and for each of the years in the two-year period ended December 31, 2017 have been included herein in reliance upon the report of BDO USA, LLP, independent auditor, appearing elsewhere herein, given on the authority of said firm as an expert in accounting and auditing.

OTHER MATTERS

Management of FAIC is not aware of any other matters to come before the FAIC special meeting. If any other matter not mentioned in this proxy statement/prospectus is brought before the FAIC special meeting, the persons named in the enclosed form of proxy for such meeting will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

WHERE YOU CAN FIND MORE INFORMATION

RBB Bancorp

RBB files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read a copy of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including RBB, who files electronically with the SEC. The address of that site is https://www.sec.gov/.

Investors may also consult RBB’s website for more information about RBB. RBB’s website is https://www.royalbusinessbankusa.com/. Information included on this website is not incorporated by reference into this proxy statement/prospectus.

RBB has filed a registration statement under the Securities Act with the SEC on Form S-4 with respect to RBB common stock to be issued in connection with the merger. The registration statement and its exhibits are available for inspection and copying as described above.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of RBB, filed as part of the registration statement, in addition to being a proxy statement of FAIC for its shareholders’ special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or all of the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or RBB will provide you with copies of these documents, without charge to you, upon written or oral request to:

RBB Bancorp

660 S. Figueroa Street, Suite 1888

Los Angeles, CA 90017

Attention: Corporate Secretary

(213) 627-9888

You should rely only on the information contained in this proxy statement/prospectus or that we have referred to you. Neither RBB nor FAIC has authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the posting or mailing of this proxy statement/prospectus to shareholders of FAIC nor the issuance of common stock of RBB in the merger shall create any implication to the contrary.

First American International Corp.

FAIC does not have a class of securities registered under Section 12 of the Exchange Act, nor is either subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and, accordingly, does not file documents and reports with the SEC. The historical financial statements of FAIC are included elsewhere in this proxy statement/prospectus.

If any shareholders of FAIC have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting their shares of FAIC common stock, they should contact the following:

First American International Corp.

79 Bayard Street

New York, New York 10013

Attention: Corporate Secretary

(631) 881-5441

FAIC has not authorized anyone to give any information or make any representations about the merger, the merger agreement or FAIB that is different from, or in addition to, that which is contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

RBB BANCORP AND SUBSIDIARIES

Los Angeles, California

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Shareholders of

RBB Bancorp and Subsidiaries

Los Angeles, California

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RBB Bancorp and Subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Company’s auditor since 2008.

Laguna Hills, California

March 29, 2018

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 www.vtdcpa.com Fax: 949.768.8408

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

(In thousands, except for share amounts)

	2017	2016
Assets
Cash and due from banks	$70,048	$74,213
Federal funds sold and other cash equivalents	80,000	44,500

Cash and cash equivalents	150,048	118,713
Interest-earning deposits in other financial institutions	600	345
Securities:
Available for sale	64,957	39,277
Held to maturity (fair value of $10,250 and $6,553 at December 31, 2017 and December 31, 2016, respectively)	10,009	6,214
Mortgage loans held for sale	125,847	44,345
Loans held for investment:
Real estate	839,230	755,301
Commercial	410,812	361,227

Total loans	1,250,042	1,116,528
Unaccreted discount on acquired loans	(2,762)	(8,085)
Deferred loan costs (fees), net	1,794	2,003

	1,249,074	1,110,446
Allowance for loan losses	(13,773)	(14,162)

Net loans	1,235,301	1,096,284
Premises and equipment	6,583	6,585
Federal Home Loan Bank (FHLB) stock	6,770	6,770
Net deferred tax assets	6,086	11,097
Income tax receivable	272	—
Other real estate owned (OREO)	293	833
Bank owned life insurance (BOLI)	32,782	21,958
Goodwill	29,940	29,940
Servicing assets	5,957	3,704
Core deposit intangibles	1,438	1,793
Accrued interest and other assets	14,176	7,693

Total assets	$1,691,059	$1,395,551

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

(In thousands, except for share amounts)

Liabilities and Shareholders’ Equity	2017	2016
Deposits:
Noninterest-bearing demand	$285,690	$174,272
Savings, NOW and money market accounts	411,663	296,699
Time deposits under $250,000	293,471	310,969
Time deposits $250,000 and over	346,457	370,823

Total deposits	1,337,281	1,152,763
Reserve for unfunded commitments	282	604
Income tax payable	—	793
FHLB advances	25,000	—
Long-term debt, net of debt issuance costs	49,528	49,383
Subordinated debentures	3,424	3,334
Accrued interest and other liabilities	10,368	7,089

Total liabilities	1,425,883	1,213,966
Commitments and contingencies—Note 7 and 13	—	—
Shareholders’ equity:
Preferred Stock—100,000,000 shares authorized, no par value; none outstanding	—	—
Common Stock—100,000,000 shares authorized, no par value; 15,908,893 shares issued and outstanding at December 31, 2017 and 12,827,803 shares at December 31, 2016	205,927	142,651
Additional paid-in capital	8,426	8,417
Retained earnings	51,266	30,784
Accumulated other comprehensive income (loss)—net unrealized loss on securities available for sale, net of tax of $186 at December 31, 2017 and December 31, 2016	(443)	(267)

Total shareholders’ equity	265,176	181,585

Total liabilities and shareholders’ equity	$1,691,059	$1,395,551

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands, except per share amounts)

	2017	2016	2015
Interest and dividend income:
Interest and fees on loans	$70,289	$65,888	$41,026
Interest on interest-earning deposits	940	334	246
Interest on investment securities	1,406	872	553
Dividend income on FHLB stock	472	800	474
Interest on federal funds sold and other	997	295	214

Total interest income	74,104	68,189	42,513
Interest expense:
Interest on savings deposits, now and money market accounts	2,382	1,975	1,343
Interest on time deposits	7,891	6,968	5,592
Interest on subordinated debentures and other	3,629	2,547	—
Interest on other borrowed funds	36	217	1

Total interest expense	13,938	11,707	6,936

Net interest income	60,166	56,482	35,577
Provision (recapture) for credit losses	(1,053)	4,974	1,386

Net interest income after provision (recapture) for credit losses	61,219	51,508	34,191
Noninterest income:
Service charges, fees and other	2,111	1,758	1,296
Gain on sale of loans	9,318	5,847	4,316
Loan servicing fees, net of amortization	722	615	272
Recoveries on loans acquired in business combinations	84	170	103
Increase in bank owned life insurance	824	560	579
Gain on sale of securities	—	19	78
Gain on sale of OREO	142	—	1,218
Loss on sale of fixed assets	—	(3)	—

	13,201	8,966	7,862
Noninterest expense:
Salaries and employee benefits	16,821	13,784	11,122
Occupancy and equipment expenses	2,940	3,098	2,359
Data processing	1,622	2,018	1,532
Legal and professional	331	1,565	954
Office expenses	679	598	353
Marketing and business promotion	837	542	475
Insurance and regulatory assessments	799	883	761
Amortization of intangibles	355	372	117
OREO expenses	28	28	(18)
Other expenses	3,211	5,018	2,429

	27,623	27,906	20,084

Income before income taxes	46,797	32,568	21,969
Income tax expense	21,269	13,489	8,996

Net income	$25,528	$19,079	$12,973

Net income per share
Basic	$1.81	$1.49	$1.02
Diluted	$1.68	$1.39	$0.96
Cash dividends declared per common share	$0.38	$0.20	$0.25
Weighted-average common shares outstanding
Basic	14,078,281	12,800,990	12,761,832
Diluted	15,238,365	13,695,900	$13,552,682

The accompanying notes are an integral part of these consolidated financial statements

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands)

	2017	2016	2015
Net income	$25,528	$19,079	$12,973

Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Change in unrealized gains (losses)	(176)	(107)	(161)
Reclassification of gains recognized in net income	—	(19)	(78)

	(176)	(126)	(239)

Related income tax effect:
Change in unrealized gains (losses)	72	44	66
Reclassification of gains recognized in net income	—	8	32

	72	52	98

Total other comprehensive income (loss)	(104)	(74)	(141)

Total comprehensive income	$25,424	$19,005	$12,832

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at January 1, 2015	12,410,399	$136,212	$6,373	$9,448	$(52)	$151,981
Net income				12,973		12,973
Stock-based compensation			1,455			1,455
2.5% Stock dividend	311,443	5,048		(5,048)		—
Cash dividend				(3,114)		(3,114)
Stock options exercised, including tax benefits of $21	48,729	613	(122)			491
Other comprehensive income, net of taxes					(141)	(141)

Balance at December 31, 2015	12,770,571	$141,873	$7,706	$14,259	$(193)	$163,645
Net income				19,079		19,079
Stock-based compensation			894			894
Cash dividend				(2,554)		(2,554)
Stock options exercised, including tax benefits of $10	57,232	778	(183)			595
Other comprehensive income, net of taxes					(74)	(74)

Balance at December 31, 2016	12,827,803	142,651	8,417	30,784	(267)	181,585
Net income				25,528		25,528
Stock-based compensation			779			779
Cash dividend				(5,118)		(5,118)
Stock options exercised	223,334	3,066	(770)			2,296
Issuance of common stock, net of issuance costs of $5,518	2,857,756	60,210				60,210
Other comprehensive income, net of taxes					(104)	(104)
Reclassification of stranded tax effects from change in tax rates				72	(72)	—

Balance at December 31, 2017	15,908,893	205,927	8,426	51,266	(443)	265,176

The accompanying notes are an integral part of these consolidated financial statements

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(In thousands)

	2017	2016	2015
Operating activities
Net income	$25,528	$19,079	$12,973
Adjustments to reconcile net income to net cash from
Operating activities:
Depreciation and amortization of premises, equipment and intangibles	1,273	1,360	1,020
Net amortization (accretion) of securities, loans, deposits, and other	(4,801)	(7,199)	(1,012)
Amortization of affordable housing tax credits	316	14	—
Provision (recapture) for loan losses	(1,053)	4,974	1,386
Stock-based compensation	779	894	1,455
Deferred tax expense	5,083	1,289	1,361
Gain on sale of securities	—	(19)	(78)
Gain on sale of loans	(9,318)	(5,847)	(4,316)
Gain on sale of OREO	(142)	—	(1,218)
Increase in bank owned life insurance	(824)	(560)	(579)
Loans originated and purchased for sale	(254,629)	(184,030)	(157,409)
Proceeds from loans sold	265,497	221,328	176,744
Other items	1,074	4,936	(1,232)

Net cash from operating activities	28,783	56,219	29,095
Investing activities
Net (increase) decrease in interest-earning deposits	(255)	9,437	(7,262)
Securities available for sale:
Purchases	(29,557)	(12,485)	(5,471)
Maturities, prepayments and calls	4,353	4,403	4,115
Sales	—	5,083	5,514
Securities Held to Maturity:
Purchases	(4,926)	—	—
Maturities, Prepayments and Calls	1,100	—	—
Purchase of FHLB stock and other equity securities, net	(837)	(3,265)	(766)
Purchase of investment in qualified affordable housing projects	(5,000)	(1,000)	—
Net (increase) decrease in loans	(218,897)	40,290	(103,128)
Proceeds from sales of OREO	257	—	2,086
Purchase of bank owned life insurance	(10,000)	—	—
Net cash paid in connection with acquisition	—	(35,051)	—
Purchases of premises and equipment	(684)	(210)	(468)

Net cash from investing activities	(264,446)	7,202	(105,380)
Financing activities
Net increase (decrease) in demand deposits and savings accounts	226,382	(47,679)	65,761
Net (decrease) increase in time deposits	(41,772)	(58,235)	20,343
Net change in FHLB advances	25,000	—	—
Cash dividends paid	(5,118)	(2,554)	(3,114)
Issuance of subordinated debentures, net of issuance costs	—	49,274	—
Issuance of common stock, net of issuance costs	60,210	—	—
Stock options exercised	2,296	595	491

Net cash from financing activities	266,998	(58,599)	83,481

Net increase in cash and cash equivalents	31,335	4,822	7,196
Cash and cash equivalents at beginning of period	118,713	113,891	106,695

Cash and cash equivalents at end of period	$150,048	$118,713	$113,891

Supplemental disclosure of cash flow information
Cash paid during the period:
Interest paid	$13,848	$12,342	$6,872
Taxes paid	$16,935	$12,515	$7,120
Non-cash investing and financing activities:
Transfer of loan to available for sale securities	$1,000	$—	$—
Transfer from loans to OREO	$—	$540	$—
Transfer of loans to held for sale	$165,651	$71,626	$53,127
Loan to facilitate OREO	$425	$—	$—
Securities held to maturity transferred to available for sale	$—	$433	$—
Net change in unrealized holding gain on securities available for sale	$(176)	$(107)	$(161)

The accompanying notes are an integral part of these consolidated financial statements

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

NOTE 1—BUSINESS DESCRIPTION

RBB Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. RBB Bancorp’s principal business is to serve as the holding company for its wholly-owned banking subsidiaries, Royal Business Bank (“Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”. At December 31, 2017, the Company had total assets of $1.7 billion, gross loans of $1.2 billion, total deposits of $1.3 billion and total stockholders’ equity of $265.2 million. On July 31, 2017, the Company completed its initial public offering of 3,750,000 shares at a price to the public of $23.00 per share. The Company’s stock trades on the Nasdaq Global Select Market under the symbol “RBB”.

Royal Business Bank provides business banking services to the Chinese-American communities in Los Angeles County, Orange County, Ventura County and in Las Vegas, including remote deposit, E-banking, mobile banking, commercial and investor real estate loans, business loans and lines of credit, SBA 7A and 504 loans, mortgage loans, trade finance and a full range of depository accounts. RAM was formed to hold and manage problem assets acquired in business combinations.

The Company operates full-service banking offices in Arcadia, Cerritos, Diamond Bar, Los Angeles, Monterey Park, Oxnard, Rowland Heights, San Gabriel, Silver Lake, Torrance, West Los Angeles, and Westlake Village, California and Las Vegas, Nevada and a loan production office in the City of Industry, California. The Company’s primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

The Company generates its revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities. The Company also derived income from noninterest sources, such as fees received in connection with various lending and deposit services, residential mortgage loan originations, loan servicing and gain on sales of loans. The Company’s principle expenses include interest expense on deposits and subordinated debentures, and operating expenses, such as salaries and employee benefits, occupancy and equipment, data processing, and income tax expense.

The Company has completed four acquisitions from July 8, 2011 through February 19, 2016, including the acquisition of TFC Holding Company on February 19, 2016. The acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the operating results of the acquired entities have been included in the consolidated financial statements from their respective acquisition dates. See Note 3. Acquisitions, for more information about the TFC acquisition.

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements and notes thereto of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for Form 10-K and conform to practices within the banking industry and include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for financial reporting.

Reclassifications

Certain amounts in the prior periods’ financial statements and related footnote disclosures have been reclassified to conform to the current presentation with no impact on previously reported net income or stockholders’ equity.

Principles of Consolidation and Nature of Operations

The accompanying consolidated financial statements include the accounts of RBB Bancorp and its wholly-owned subsidiaries Royal Business Bank (“Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”. All significant intercompany transactions have been eliminated.

RBB Bancorp was formed in January 2011 as a bank holding company. RAM was formed in 2012 to hold and manage problem assets acquired in business combinations.

RBB Bancorp has no significant business activity other than its investments in Royal Business Bank and RAM. Parent only condensed financial information on RBB Bancorp is provided in Note 22.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, term federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The reserves required to be held as of December 31, 2017 and 2016 were $19,664,000 and $9,811,000, respectively. The Company maintains amounts in due from bank accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Interest-Bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions not included in cash and cash equivalents are carried at cost.

Investment Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities not classified as held to maturity are classified as available for sale. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a semi-annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows; OTTI related to credit loss, which must be recognized in the income statement and; OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held For Sale

Mortgage loans originated or acquired and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties located in California.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right, when applicable. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loans sold.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Premiums and discounts on loans purchased are grouped by type and certain common risk characteristics and amortized or accreted as an adjustment of yield over the weighted-average remaining contractual lives of each group of loans, adjusted for prepayments when applicable, using methodologies which approximate the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectability based on contractual terms of the loan. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

The Company determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

General reserves cover non-impaired loans and are based on historical loss rates of peer institutions for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Portfolio segments identified by the Company include real estate and commercial loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios, and financial performance.

Certain Acquired Loans

As part of business acquisitions, the Company acquires certain loans that have shown evidence of credit deterioration since origination. These acquired loans are recorded at the allocated fair value, such that there is no carryover of the seller’s allowance for loan losses. Such acquired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each purchased loan, and the expected cash flows in excess of the allocated fair value is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Servicing Rights

When mortgage and Small Business Administration (“SBA”) loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income, which is reported on the income statement as loan servicing fees, net of amortization , is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Gains on sales of mortgage and SBA loans totaled $9.3 million, $5.8 million, and $4.3 million in 2017, 2016, and 2015, respectively. Gains on sale of mortgage loans totaled $3.7 million, $3.4 million, and $1.6 million, and gains on sale of SBA loans totaled $5.6 million, $2.4 million, and $2.7 million in 2017, 2016, and 2015 respectively.

Premises and Equipment

Land is carried at cost. Premises, leasehold improvements and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which is thirty years for premises and ranges from three to ten years for leasehold improvements and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan losses, if necessary. Other real estate owned is carried at the lower of the Company’s carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Fair value is based on current appraisals less estimated selling costs. Any subsequent write-downs are charged against operating expenses and recognized as a valuation allowance. Operating expenses and related income of such properties and gains and losses on their disposition are included in other operating income and expenses.

Goodwill and Other Intangible Assets

Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill resulting from whole bank acquisitions is not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill amounted to $29.9 million as of December 31, 2017 and 2016, respectively, and is the only intangible asset with an indefinite life on the balance sheet. No impairment was recognized on goodwill during 2017 and 2016.

Other intangible assets consist of core deposit intangible (“CDI”) assets arising from whole bank acquisitions. CDI assets are amortized on an accelerated method over their estimated useful life of 8 to 10 years. CDI was recognized in the 2013 acquisition of Los Angeles National Bank and in the 2016 acquisition of TFC Holding Company. The unamortized balance as of December 31, 2017 and 2016 was $1,438,000 and $1,793,000, respectively. CDI amortization expense was $355,000, $372,000, and $117,000 in 2017, 2016 and 2015, respectively.

Estimated CDI amortization expense for the next 5 years is as follows (dollars in thousands):

Year ending December 31:
2018	$311
2019	274
2020	244
2021	172
2022	129
Thereafter	308

Total	$1,438

Bank Owned Life Insurance

The Company has purchased life insurance policies on a select group of employees and directors. Bank owned life insurance (BOLI) is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Increases of the cash value of these policies, as well as insurance proceeds received, are recorded in the other noninterest income and are not subject to income tax for as long as they are held for the life of the covered employee and director.

Federal Home Loan Bank (“FHLB”) Stock

The Company is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally defined as the vesting period. When the options are exercised, the Company’s policy is to issue new shares of stock.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense represents each entity’s proportionate share of the consolidated provision for income taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Tax effects from an uncertain tax position are recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Retirement Plans

The Company established a 401(k) plan in 2010. The Company contributed $272,000, $221,000, and $125,000 in 2017 , 2 016, and 2015, respectively .

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note 13. Such financial instruments are recorded in the financial statements when they are funded.

Earnings Per Share (“EPS”)

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note 17 and Note 18 for more information and disclosures relating to the Company’s fair value measurements.

Operating Segments

Management has determined that since generally all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This Update requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. The following steps are applied in the updated guidance: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and one year later for nonpublic business entities. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The guidance does not apply to revenue associated with financial instruments and therefore the Company does not expect the new guidance to have a material impact on revenue closely associated with financial instruments, including interest income. The Company plans to adopt ASU 2014-09 on January 1, 2019 utilizing the modified retrospective approach. Since the guidance does not apply to revenue associated with financial instruments such as loans and investments, which are accounted for under other provisions of GAAP, we do not expect it to impact interest income, our largest component of income. The Company will perform an overall assessment of revenue streams potentially affected by the ASU, including certain deposit related fees and interchange fees, to determine the impact this guidance will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). Changes made to the current measurement model primarily affect the accounting for equity securities and readily determinable fair values, where changes in fair value will impact earnings instead of other comprehensive income. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Update also changes the presentation and disclosure requirements for financial instruments including a requirement that public business entities use exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. This Update is generally effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and one year later for nonpublic business entities. Based upon a preliminary evaluation of the guidance in ASU No. 2016-01 the Company does not believe that the ASU will have a material impact on the Company’s Consolidated Financial Statements. The Company will continue to monitor any updates to the guidance.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, which is generally defined as a lease term of less than 12 months. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under current lease accounting guidance. The amendments in this Update are effective for interim and annual periods beginning after December 15, 2018, for public business entities and one year later for all other entities. The Company has several lease agreements which are currently considered operating leases and are therefore not included on the Company’s Consolidated Balance Sheets. Under the new guidance the Company expects that some of the lease agreements will have to be recognized on the Consolidated Balance Sheets as a right-of-use asset with a corresponding lease liability. Based upon a preliminary evaluation the Company expects that the ASU will have an impact on the Company’s Consolidated Balance Sheets. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718.) ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Under ASU 2016-09, excess tax benefits and certain tax deficiencies will no longer be recorded in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and APIC pools will be eliminated. In addition, the guidance requires excess tax benefits be presented as an operating activity on the statement of cash flows rather than as a financing activity. ASU 2016-09 also permits an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. This guidance is effective for public business entities for interim and annual reporting periods beginning after December 15, 2016, and for nonpublic business entities annual reporting periods beginning after December 15, 2017, and interim periods within the reporting periods beginning after December 15, 2018. Early adoption is permitted, but all of the guidance must be adopted in the same period. The Company early adopted the ASU as of January 1, 2017. The Company plans to recognize forfeitures as they occur. The early adoption of the ASU did not have a material effect on the Company’s financial statements or disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instrument (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held to maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available for sale (“AFS”) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, for SEC filers, one year later for non SEC filing public business entities and annual reporting periods beginning after December 15, 2020, for nonpublic business entities and interim periods within the reporting periods beginning after December 15, 2021. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company has begun its evaluation of the impact of the implementation of ASU 2016-13. The implementation of the provisions of ASU No. 2016-13 will most likely impact the Company’s Consolidated Financial Statements as to the level of reserves that will be required for credit losses. The Company will continue to access the potential impact that this ASU will have on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” The new guidance clarifies the classification within the statement of cash flows for certain transactions, including debt extinguishment costs, zero-coupon debt, contingent consideration related to business combinations, insurance proceeds, equity method distributions and beneficial interests in securitizations. The guidance also clarifies that cash flows with aspects of multiple classes of cash flows that cannot be separated by source or use should be classified based on the activity that is likely to be the predominant source or use of cash flows for the item. This guidance is effective for fiscal years beginning after December 15, 2017 and will require application using a retrospective transition method. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements, and does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. Currently, Topic 805 specifies three elements of a business—inputs, processes, and outputs. While an integrated set of assets and activities (collectively referred to as a “set”) that is a business usually has outputs, outputs are not required. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. This led many transactions to be accounted for as business combinations rather than asset purchases under legacy GAAP. The primary goal of ASU 2017-01 is to narrow the definition of a business, and the guidance in this update provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update should be applied prospectively on or after the effective date. The Company is currently evaluating this ASU to determine the impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350). This ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” ASU No. 2017-14 is effective for annual and any interim impairment tests performed in periods beginning after December 15, 2019 for public business entities that are SEC filers, December 15, 2020 for business entities that are not SEC filers, and December 15, 2021 for all other entities. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities, which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” The ASU shortens the amortization period for certain callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. Under current generally accepted accounting principles (GAAP), entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The amendments in this Update affects all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The ASU’s amendments are effective for public business entities for interim and annual periods beginning after December 15, 2018. For other entities, the amendments are effective for annual periods beginning after December 15, 2019, and interim periods thereafter. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The implementation of the provisions of ASU No. 2017-08 will most likely not have a material impact the Company’s consolidated financial statements. The Company will continue to access the potential impact that this ASU will have on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of codification Accounting.” The amendments in ASU 2017-09 provide guidance about which changes to the terms or conditions of a share- entity to apply modification accounting. An entity should account for the effects of a modification unless all the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in ASU No. 2017-09 are effective for annual periods, and interim within those annual reporting periods, beginning after December 15, 2017; early adoption is permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-13—Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update) . At the July 20, 2017, EITF meeting, the SEC staff announced that it would not object when certain public business entities (PBEs) elect to use the non-PBE effective dates solely to adopt the FASB’s new standards on revenue (ASC 606) and leases (ASC 842). This ASU reflects comments made by the SEC. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s consolidated financial statements. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement—Reporting Comprehensive Income , to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU provides financial statement preparers with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company has adopted this ASU and included the reclassified stranded tax effects within AOCI to retained earnings in the amount of $72,000 in the Company’s consolidated financial statements as of December 31, 2017.

NOTE 3—ACQUISITIONS

TFC HOLDING COMPANY ACQUISITION:

On February 19, 2016, the Company acquired all the assets and assumed all the liabilities of TFC Holding Company in exchange for cash of $86.7 million. TFC Holding Company operated six branches in the Los Angeles metropolitan area. The Company acquired TFC Holding Company to strategically increase its existing presence in the Los Angeles area. Goodwill in the amount of $25.9 million was recognized in this acquisition. Goodwill represents the future economic benefits arising from net assets acquired that are not individually identified and separately recognized and is attributable to synergies expected to be derived from the combination of the two entities. Goodwill is not deductible for income tax purposes.

The following table represents the assets acquired and liabilities assumed of TFC Holding Company as of February 19, 2016 and the fair value adjustments and amounts recorded by the Company in 2016 under the acquisition method of accounting:

(dollars in thousands)	TFC Book Value	Fair Value Adjustments	Fair Value
Assets acquired
Cash and cash equivalents	$51,613	$—	$51,613
Interest-bearing deposits in other financial Institutions	2,320	—	2,320
Net investments—available for sale	15,952	(106)	15,846
Loans, gross	400,887	(13,211)	387,676
Allowance for loan losses	(9,857)	9,857	—
Bank premises and equipment	225	—	225
Deferred income taxes	4,027	858	4,885
Other assets	5,595	1,699	7,294

Total assets acquired	$470,762	$(903)	$469,859

Liabilities assumed
Deposits	$404,465	$848	$405,313
Subordinated debentures	5,155	(1,900)	3,255
Other liabilities	566	—	566

Total liabilities assumed	410,186	(1,052)	409,134
Excess of assets acquired over liabilities assumed	60,576	149	60,725

	$470,762	$(903)

Cash paid			86,664

Goodwill recognized			$25,939

The Company accounted for the transaction under the acquisition method of accounting which requires purchased assets and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of loans, leases, core deposit intangible, deposits, and Subordinated Debentures with the assistance of a third party valuation.

The estimated fair values are subject to refinement as additional information relative to the closing date fair values becomes available through the measurement period. While additional significant changes to the closing date fair values are not expected, any information relative to the changes in these fair values will be evaluated to determine if such changes are due to events and circumstances that existed as of the acquisition date. During the measurement period, any such changes will be recorded as part of the closing date fair value.

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was that of acquired loans. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20.

For loans acquired, the contractual amounts due, expected cash flows to be collected, interest component and fair value as of the respective acquisition dates were as follows:

(dollars in thousands)	Acquired Loans
Contractual amounts due	$441,275
Cash flows not expected to be collected	—

Expected cash flows	441,275
Interest component of expected cash flows	53,599

Fair value of acquired loans	$387,676

None of the loans acquired had evidence of deterioration of credit quality since origination for which it was probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable.

In accordance with generally accepted accounting principles there was no carryover of the allowance for loan losses that had been previously recorded by TFC Holding Company.

NOTE 4—INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and held to maturity at December 31, 2017 and 2016, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(dollars in thousands) December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Government agency securities	$7,968	$—	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	39,806	17	(608)	39,215
Corporate debt securities	17,813	161	(48)	17,926

	$65,587	$178	$(808)	$64,957

Held to maturity
Municipal taxable securities	$4,295	$228	$—	$4,523
Municipal securities	5,714	32	(19)	5,727

	$10,009	$260	$(19)	$10,250

December 31, 2016
Available for sale
Government agency securities	$5,453	$—	$(136)	$5,317
Mortgage-backed securities
Government sponsored agencies	23,913	38	(311)	23,640
Corporate debt securities	10,364	21	(65)	10,320

	$39,730	$59	$(512)	$39,277

Held to maturity
Municipal taxable securities	$5,301	$328	$—	$5,629
Municipal securities	913	11	—	924

	$6,214	$339	$—	$6,553

The Company did not sell any securities in 2017. During 2016 and 2015 the Company sold $5.1 million and $5.5 million of securities available for sale, recognizing gross gains of $19,000 and $78,000, respectively.

One security with a fair value of $796,000 and $933,000 was pledged to secure a local agency deposit at December 31, 2017 and December 31, 2016, respectively.

The amortized cost and fair value of the investment securities portfolio as of December 31, 2017 are shown by expected maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due from one to five years	$35,221	$34,825	$2,780	$2,897
Due from five to ten years	26,321	26,102	2,404	2,521
Due from ten years and greater	4,045	4,030	4,825	4,832

	$65,587	$64,957	$10,009	$10,250

The following table summarizes securities with unrealized losses at December 31, 2017 and December 31, 2016, aggregated by major security type and length of time in a continuous unrealized loss position. There were no held to maturity securities in a continuous unrealized loss position at December 31, 2016:

	Less than Twelve Months		Twelve Months or More		Total
(dollars in thousands)	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
December 31, 2017
Government agency securities	$(32)	$4,039	$(120)	$3,777	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	(359)	23,609	(249)	11,887	(608)	35,496
Corporate debt securities	(15)	5,035	(33)	1,972	(48)	7,007

Total available for sale	$(406)	$32,683	$(402)	$17,636	$(808)	$50,319

Municipal securities	$(19)	$2,232	$—	$—	$(19)	$2,232

Total held to maturity	$(19)	$2,232	$—	$—	$(19)	$2,232

December 31, 2016
Government agency securities	$(136)	$5,317	$—	$—	$(136)	$5,317
Mortgage-backed securities
Government sponsored agencies	(221)	16,231	(90)	2,504	(311)	18,735
Corporate debt securities	(65)	5,147	—	—	(65)	5,147

Total available for sale	$(422)	$26,695	$(90)	$2,504	$(512)	$29,199

Unrealized losses have not been recognized into income because the issuer bonds are of high credit quality, management does not intend to sell, it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

NOTE 5—LOANS

The Company’s loan portfolio consists primarily of loans to borrowers within Los Angeles and Orange County, California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company’s market area and, as a result, the Company’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

(dollars in thousands)	2017	2016	2015
Beginning balance	$14,162	$10,023	$8,848
Additions (reductions) to the allowance charged to expense	(1,053)	4,974	1,386
Recoveries on loans charged-off	747	—	211

	13,856	14,997	10,445
Less loans charged-off	(83)	(835)	(422)

Ending balance	$13,773	$14,162	$10,023

The following table presents the recorded investment in loans and impairment method as of December 31, 2017, 2016 and 2015 and the activity in the allowance for loan losses for the years then ended, by portfolio segment:

(dollars in thousands)
December 31, 2017	Real Estate	Commercial	Unallocated	Total
Allowance for loan losses:
Beginning of year	$8,111	$6,051	$—	$14,162
Provisions	1,198	(2,671)	420	(1,053)
Charge-offs	—	(83)	—	(83)
Recoveries	—	747	—	747

	$9,309	$4,044	$420	$13,773

Reserves:
Specific	$—	$—	$—	$—
General	9,309	4,044	420	13,773
Loans acquired with deteriorated credit quality	—	—	—	—

	$9,309	$4,044	$420	$13,773

Loans evaluated for impairment:
Individually	$2,420	$155	$—	$2,575
Collectively	834,152	412,032	—	1,246,184
Loans acquired with deteriorated credit quality	315	—	—	315

	$836,887	$412,187	$—	$1,249,074

December 31, 2016	Real Estate	Commercial	Unallocated	Total
Allowance for loan losses:
Beginning of year	$5,788	$4,235	$—	$10,023
Provisions	2,323	2,651	—	4,974
Charge-offs	—	(835)	—	(835)
Recoveries	—	—	—	—

	$8,111	$6,051	$—	$14,162

Reserves:
Specific	$—	$1,782	$—	$1,782
General	8,111	4,269	—	12,380
Loans acquired with deteriorated credit quality	—	—	—	—

	$8,111	$6,051	$—	$14,162

December 31, 2016	Real Estate	Commercial	Unallocated	Total
Loans evaluated for impairment:
Individually	$2,556	$3,577	$—	$6,133
Collectively	744,349	359,234	—	1,103,583
Loans acquired with deteriorated credit quality	730	—	—	730

	$747,635	$362,811	$—	$1,110,446

December 31, 2015	Real Estate	Commercial	Unallocated	Total
Allowance for loan losses:
Beginning of year	$5,696	$3,152	$—	$8,848
Provisions	(108)	1,494	—	1,386
Charge-offs	—	(422)	—	(422)
Recoveries	200	11	—	211

	$5,788	$4,235	$—	$10,023

Reserves:
Specific	$—	$—	$—	$—
General	5,788	4,235	—	10,023
Loans acquired with deteriorated credit quality	—	—	—	—

	$5,788	$4,235	$—	$10,023

Loans evaluated for impairment:
Individually	$1,482	$4,630	$—	$6,112
Collectively	519,963	264,610	—	784,573
Loans acquired with deteriorated credit quality	1,677	—	—	1,677

	$523,122	$269,240	$—	$792,362

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass—Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention—Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired—A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings are considered impaired.

The risk category of loans by class of loans was as follows as of December 31, 2017 and 2016:

(dollars in thousands) December 31, 2017	Pass	Special Mention	Substandard	Impaired	Total
Real estate:
Construction and land development	$91,619	$—	$—	$289	$91,908
Commercial real estate	469,422	19,070	5,416	2,131	496,039
Single-family residential mortgages	248,940	—	—	—	248,940
Commercial:
Other	277,518	2,360	888	—	280,766
SBA	126,759	1,778	2,729	155	131,421

	$1,214,258	$23,208	$9,033	$2,575	$1,249,074

December 31, 2016
Real estate:
Construction and land development	$87,174	$1,932	$—	$303	$89,409
Commercial real estate	475,499	4,562	19,484	2,253	501,798
Single-family residential mortgages	136,206	13,950	6,272	—	156,428
Commercial:
Other	194,227	—	9,616	—	203,843
SBA	151,066	1,934	2,391	3,577	158,968

	$1,044,172	$22,378	$37,763	$6,133	$1,110,446

The following table presents the aging of the recorded investment in past-due loans as of December 31, 2017 and 2016 by class of loans:

(dollars in thousands) December 31, 2017	30-59 Days	60-89 Days	90 Days Or More (2)	Total Past Due	Loans Not Past Due	Total Loans	Non- Accrual Loans (1)
Real estate:
Construction and land development	$—	$—	$—	$—	$91,908	$91,908	$—
Commercial real estate	—	—	—	—	496,039	496,039	—
Single-family residential mortgages	1,175	338	—	1,513	247,427	248,940	—
Commercial:
Other	—	—	—	—	280,766	280,766	—
SBA	—	1,426	84	1,510	129,911	131,421	155

	$1,175	$1,764	$84	$3,023	$1,246,051	$1,249,074	$155

Real estate:
Single-family residential mortgages held for sale	$697	$—	$—	$697	$125,150	$125,847	$—

December 31, 2016
Real estate:
Construction and land development	$—	$—	$—	$—	$89,409	$89,409	$—
Commercial real estate	—	—	—	—	501,798	501,798	—
Single-family residential mortgages	—	—	—	—	156,428	156,428	—
Commercial:
Other	343	—	—	343	203,500	203,843	—
SBA	—	—	3,577	3,577	155,391	158,968	3,577

	$343	$—	$3,577	$3,920	$1,106,526	$1,110,446	$3,577

Real estate:
Single-family residential mortgages held for sale	$—	$—	$—	$—	$44,345	$44,345	$—

(1)	Included in total loans
(2)	As of December 31, 2017, there was one loan over 90 days past due and still accruing in the amount of $71,000.

Information relating to individually impaired loans presented by class of loans was as follows as of December 31, 2017, 2016 and 2015:

(dollars in thousands) December 31, 2017	Unpaid Principal Balance	Recorded Investment	Average Balance	Interest Income	Related Allowance
With no related allowance recorded
Construction and land development	$289	$289	$296	$16	$—
Commercial real estate	2,131	2,131	2,192	297	—
Commercial—SBA	155	155	78	15	—

Total	$2,575	$2,575	$2,566	$328	$—

December 31, 2016
With no related allowance recorded
Construction and land development	$303	$303	$309	$21	$—
Commercial real estate	2,253	2,253	1,710	280	—
Commercial—SBA	18	18	93	—	—

Subtotal	2,574	2,574	2,112	301	—
With an allowance recorded
Commercial—SBA	3,559	3,559	3,559	—	1,782

Total	$6,133	$6,133	$5,671	$301	$1,782

December 31, 2015
With no related allowance recorded
Construction and land development	$315	$315	$320	$4	$—
Commercial real estate	1,167	1,167	1,145	195	—
Commercial—SBA	4,630	4,630	4,545	14	—

Total	$6,112	$6,112	$6,010	$213	$—

No interest income was recognized on a cash basis as of December 31, 2017, 2016 and 2015.

The Company had four and six loans identified as troubled debt restructurings (“TDR’s”) at December 31, 2017 and 2016, respectively. There were no specific reserves allocated to the loans as of December 31, 2017. A specific reserve for $1,782,000 was allocated for one loan as of December 31, 2016. There were no commitments to lend additional amounts as of December 31, 2017 and 2016, respectively, to customers with outstanding loans that are classified as TDR’s.

During the year ended December 31, 2016, the terms of certain loans were modified as TDR’s. The modification of the terms generally included loans where a moratorium on loan payments was granted. Such moratoriums ranged from three months to six months on the loans restructured in 2016.

The following table presents loans by class modified as TDR’s that occurred during the year ended December 31, 2016:

(dollars in thousands) December 31, 2016	Number of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
Commercial real estate	1	$1,047	$1,047

There were no loans modified as TDR’s during the year ended December 31, 2017.

There were no defaults of TDR’s in 2017 and 2016 where the loan was modified within the prior twelve months.

The Company has purchased loans as part of its whole bank acquisitions, for which there was at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

The outstanding balance and carrying amount of purchased credit-impaired loans as of December 31 were as follows:

(dollars in thousands)	2017	2016
Outstanding balance	$322	$878
Carrying amount	$315	$730

For these purchased credit-impaired loans, the Company did not increase the allowance for loan losses during 2017 or 2016 as there were no significant reductions in the expected cash flows.

Below is a summary of activity in the accretable yield on purchased credit-impaired loans for 2017, 2016 and 2015:

(dollars in thousands)	2017	2016	2015
Beginning balance	$142	$349	$574
Disposals	—	—	(99)
Restructuring as TDR	—	(22)	—
Accretion of income	(135)	(185)	(126)

Ending balance	$7	$142	$349

NOTE 6—LOAN SERVICING

Mortgage and SBA loans serviced for others are not reported as assets. The principal balances as of December 31 are as follows:

(dollars in thousands)	2017	2016
Loans serviced for others:
Mortgage loans	$384,437	$259,207
SBA loans	$175,919	$110,263

Activity for servicing assets follows:

	2017		2016		2015
(dollars in thousands)	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans
Servicing assets:
Beginning of year	$1,002	$2,702	$298	$1,807	$—	$720
Additions	1,115	2,628	912	1,353	329	1,268
Disposals	(172)	(367)	—	—	—	—
Amortized to expense	(405)	(546)	(208)	(458)	(31)	(181)

End of period	$1,540	$4,417	$1,002	$2,702	$298	$1,807

The fair value of servicing assets for mortgage loans was $2,538,000 and $1,184,000 as of December 31, 2017 and 2016, respectively. Fair value at December 31, 2017 was determined using a discount rate of 12.50%, prepayment speeds ranging from 20.00% to 21.79%, depending on the stratification of the specific right, and a weighted-average default rate of 0.25%. Fair value at December 31, 2016 was determined using a discount rate of 12.50%, prepayment speeds ranging from 20.74% to 22.90%, depending on the stratification of the specific right, and a weighted-average default rate of 0.25%.

The fair value of servicing assets for SBA loans was $5,915,000 and $3,142,000 as of December 31, 2017 and 2016, respectively. Fair value at December 31, 2017 was determined using a discount rate of 8.50%, prepayment speeds ranging from 11.40% to 13.78%, depending on the stratification of the specific right, and a weighted-average default rate of 0.98%. Fair value at December 31, 2016 was determined using a discount rate of 8.50% and prepayment speeds ranging from 7.20% to 12.80%, depending on the stratification of the specific right.

Servicing fees net of servicing asset amortization totaled $722,000, $615,000, and $272,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

NOTE 7—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

(dollars in thousands)	2017	2016
Land	$2,956	$2,956
Building and improvements	2,467	2,467
Furniture, fixtures, and equipment	3,222	2,950
Leasehold improvements	2,872	2,865

	11,517	11,238
Less accumulated depreciation and amortization	(5,359)	(4,673)
Construction in progress	425	20

	$6,583	$6,585

Depreciation and amortization expense was $686,000, $750,000, and $625,000 for 2017, 2016, and 2015, respectively.

The Company leases several of its operating facilities under various noncancellable operating leases expiring at various dates through 2028. The Company is also responsible for common area maintenance, taxes and insurance at the various branch locations.

Future minimum rent payments on the Company’s leases were as follows as of December 31, 2017:

(dollars in thousands)
Year ending December 31:
2018	$1,857
2019	1,625
2020	1,396
2021	1,312
2022	1,029
Thereafter	4,102

$11,321

The minimum rent payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. Total rental expense, recognized on a straight-line basis, was $1.5 million, $1.6 million, and $1.2 million for 2017, 2016, and 2015, respectively.

The lease for the Company’s downtown headquarters expires in May 2018. In October 2017 the Company signed a lease for a new headquarters office at 1055 Wilshire Boulevard, Suite 1220, Los Angeles, California 90017, which the Company expects to occupy by June 2018. In February 2018 the Company signed a lease for a new office in Irvine which the Company expects to occupy in May 2018. In September 2017 the Company signed a lease to occupy a new location in Oxnard which the Company occupied on March 26, 2018. The future payments for all of the new leases are included in the schedule above.

NOTE 8—DEPOSITS

At December 31, 2017 the scheduled maturities of time deposits are as follows:

(dollars in thousands)
One year	$627,665
Two to three years	12,263

$639,928

NOTE 9—LONG-TERM DEBT

At December 31, 2017 and 2016, respectively, long-term debt—6.5% fixed-to-floating subordinated debentures, due March 31, 2026—were as follows:

(dollars in thousands)	2017	2016
Principal	$50,000	$50,000

Unamortized debt issuance costs	$472	$617

In March 2016, the Company issued $50 million of 6.5% fixed to floating rate subordinated debentures, due March 31, 2026. The interest rate is fixed through March 31, 2021 and floats at 3 month LIBOR plus 516 basis points thereafter. The Company can redeem these subordinated debentures beginning March 31, 2021. The sub-debt is considered Tier-two capital at the Company. The Company allocated $35 million to the Bank as Tier-one capital.

NOTE 10—SUBORDINATED DEBENTURES

The Company, through the acquisition of TFC Bancorp, acquired TFC Statutory Trust. The Trust contained a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1,000 per security. TFC Bancorp issued $5,000,000 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability at market value as of the close of the acquisition which was $3,255,000. There was a $1,900,000 valuation reserve recorded to arrive at market value which is treated as a yield adjustment and is amortized over the life of the security. The amount of amortization expense recognized in 2017 was $90,000 and in 2016 was $79,000. The Company also purchased an investment in the common stock of the trust for $155,000 which is included in other assets. The Company may redeem the subordinated debentures, subject to prior approval by the Federal Reserve Bank on or after March 15, 2012, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on March 15, 2037. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The Company has been paying interest on a quarterly basis. The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.65%, which was 3.24% at December 31, 2017.

In July 2017, British banking regulators announced plan to eliminate the LIBOR rate by the end of 2021, before these subordinated notes and debentures mature. For these subordinated notes and debentures, there are provisions for amendments to establish a new interest rate benchmark.

NOTE 11—BORROWING ARRANGEMENTS

The Company has established secured and unsecured lines of credit. The Company may borrow funds from time to time on a term or overnight basis from the Federal Home Loan Bank of San Francisco (“FHLB”), the Federal Reserve Bank of San Francisco (“FRB”) and other financial institutions as indicated below.

Federal Funds Arrangements with Commercial Banks. As of December 31, 2017 the Company may borrow on an unsecured basis, up to $20 million, $10 million, $12 million and $5 million overnight from Zions Bank, Wells Fargo Bank, First Tennessee National Bank, and Pacific Coast Bankers’ Bank, respectively.

Letter of Credit Arrangements. As of December 31, 2017 the Company had an unsecured commercial letter of credit line with Wells Fargo Bank for $2 million.

FRB Secured Line of Credit. The secured borrowing capacity of $14 million at December 31, 2017 is collateralized by loans pledged with a carrying value of $25.8 million.

FHLB Secured Line of Credit. The secured borrowing capacity of $323.3 million at December 31, 2017 is collateralized by loans pledged with a carrying value of $368.1 million.

At December 31, 2017, the Company had $25.0 million in short-term borrowings with the FHLB at 1.41% which was repaid on January 2, 2018. There were no amounts outstanding under any of the other borrowing arrangements above as of December 31, 2017 and 2016.

NOTE 12—INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense consists of the following:

(dollars in thousands)	2017	2016	2015
Current:
Federal	$12,097	$9,345	$5,662
State	3,773	2,841	1,973

	15,870	12,186	7,635
Deferred	2,492	1,289	1,361
Deferred tax adjustment for enacted change in tax rate	2,591	—	—
Affordable housing tax credits	316	14	—

	$21,269	$13,489	$8,996

A comparison of the federal statutory income tax rates to the Company’s effective income tax rates as of December 31 follows:

	2017		2016		2015
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Statutory federal tax	$16,379	35.0%	$11,399	35.0%	$7,469	34.0%
State franchise tax, net of federal benefit	3,135	6.7%	2,281	7.0%	1,550	7.1%
Tax-exempt income	(297)	-0.6%	(202)	-0.6%	(203)	-0.9%
Tax impact from enacted change in tax rate	2,591	5.5%	—	0.0%	—	0.0%
Other items, net	(539)	-1.2%%	11	0.0%	180	0.8%

Actual tax expense	$21,269	45.4%	$13,489	41.4%	$8,996	41.0%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). Among other changes, the Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%. The Company has recorded an income tax expense of $2.6 million related to the re-measurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%.

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying balance sheets as of December 31:

(dollars in thousands)	2017	2016
Deferred tax assets:
Pre-opening expenses	$173	$287
Allowance for loan losses	4,072	5,954
Stock-based compensation	1,973	2,576
Off balance sheet reserve	83	254
Operating loss carryforwards	285	693
Other real estate owned	10	17
Acquisition accounting fair value adjustments	—	1,779
Unrealized loss on AFS securities	186	186
Other	1,968	2,520

	8,750	14,266
Deferred tax liabilities:
Depreciation	(511)	(917)
Acquisition accounting fair value adjustments	(145)	—
Other	(2,008)	(2,252)

	(2,664)	(3,169)

Net deferred tax assets	$6,086	$11,097

The Company has net operating loss carryforwards from acquisitions of approximately $37,000 for federal income and approximately $3.2 million for California franchise tax purposes. Net operating loss carry forwards, to the extent not used will begin to expire in 2027. Net operating loss carryforwards available from acquisitions are substantially limited by Section 382 of the Internal Revenue Code and benefits not expected to be realized due to the limitation have been excluded from the deferred tax asset and net operating loss carryforward amounts noted above. The Company acquired operating loss carryforwards in its acquisitions that were subject to limitations under Section 382 of the Internal Revenue Code. The amount of net operating loss carry forwards the Company was able to utilize amounted to $3.8 million and $11.4 million for federal income and California franchise tax purposes, respectively. These operating loss carryforwards expire in 2031 through 2033.

The Company is subject to federal income tax and franchise tax of the state of California. Income tax returns for the years ended after December 31, 2013 are open to audit by the federal authorities and for the years ended after December 31, 2012 are open to audit by California state authorities.

There were no recorded interest or penalties related to uncertain tax positions as part of income tax for the years ended December 31, 2017, 2016, and 2015, respectively. The Company has determined that as of December 31, 2017 all tax positions taken to date are highly certain and, accordingly, no accounting adjustment has been made to the consolidated financial statements.

NOTE 13—COMMITMENTS

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

The Company’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2017 and 2016, the Company had the following financial commitments whose contractual amount represents credit risk:

	2017		2016
(dollars in thousands)	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$19,438	$82,522	$54,812	$13,191
Unused lines of credit	58,291	40,926	38,943	53,435
Commercial and similar letters of credit	3,013	—	8,966	—
Standby letters of credit	1,225	350	1,100	150

	$81,967	$123,798	$103,821	$66,776

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.

The Company is involved in various matters of litigation which have arisen in the ordinary course of business and accruals for estimates of potential losses have been provided when necessary and appropriate under generally accepted accounting principles. In the opinion of management, the disposition of such pending litigation will not have a material effect on the Company’s financial statements.

NOTE 14—RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(dollars in thousands)	2017	2016
Beginning balance	$3,445	$3,971
New loans and advances	2,200	1,274
Repayments	(3,345)	(1,800)

Ending balance	$2,300	$3,445

Loan commitments outstanding to executive officers, directors and their related interests with whom they are associated totaled approximately $2.1 million and $2.3 million as of December 31, 2017 and 2016, respectively.

Deposits from principal officers, directors, and their affiliates at year-end 2017 and 2016 were $43.8 million and $37.2 million.

NOTE 15—STOCK OPTION PLAN

Under the terms of the Company’s 2017 Omnibus Stock Incentive Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and organizers, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to purchase up to 30 percent of the outstanding common stock at a price not less than 100 percent of the fair market value of the stock on the date of the grant. Stock options expire no later than ten years from the date of the grant and generally vest over three years.

At December 31, 2017, 1,586,541 shares were available under the 2017 Omnibus Stock Incentive Plan for future grants.

The Company adopted ASU 2016-09 in 2017 where all excess tax benefits and tax deficiencies from share based payments are recognized as income tax expense or benefit in the income statement instead of the previous accounting which credited excess tax benefits to additional paid-in capital and tax deficiencies as a charge to income tax expense or as an offset to accumulated excess tax benefits, if any.

The Company recognized stock-based compensation expense of $779,000, $894,000, and $1.5 million in 2017, 2016, and 2015 and recognized income tax benefits on that expense of $246,000, $267,000, and $482,000, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions presented below for 2016 and 2015. There were no stock options granted in 2017.

	2016	2015
Expected volatility	35.0%	35.0%
Expected term	6.0 years	6.0 years
Expected dividends	None	None
Risk free rate	1.93%	1.84%
Grant date fair value	$6.76	$6.29

Since the Company had a limited amount of historical stock activity in 2016, the expected volatility was based on the historical volatility of similar banks that had a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Company did not have sufficient historical data on the exercise of stock options in 2016, the expected term was based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

A summary of the status of the Company’s stock option plan as of December 31, 2017 and changes during the year then ended is presented below:

(dollars in thousands, except for share amounts)	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	2,495,134	$11.26
Granted	—	$—
Exercised	(223,334)	$10.28
Forfeited or expired	(10,000)	$18.25

Outstanding at end of year	2,261,800	$11.32	3.8 years	$36,297

Options exercisable	2,097,804	$10.80	3.4 years	$34,755

As of December 31, 2017 there was approximately $637,000 of total unrecognized compensation cost related to outstanding stock options that will be recognized over a weighted-average period of 1.2 years. The intrinsic value of options exercised was $2,808,000, $216,000, and $231,000 in 2017, 2016, and 2015, respectively.

The total fair value of the shares vested was $930,000, $1,511,000, and $1,454,000 in 2017, 2016, and 2015, respectively. The number of nonvested stock options were 163,996 and 328,826 with a weighted average grant date fair value of $6.53 and $6.28 as of December 31, 2017 and 2016.

Cash received from the exercise of 223,334 share options was $2.3 million for the period ended December 31, 2017 with a related tax benefit of $573,000.

NOTE 16—REGULATORY MATTERS

Holding companies (with assets over $1 billion at the beginning of the year) and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

In July, 2013, the federal bank regulatory agencies approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. The new rules became effective on January 1, 2015, with certain of the requirements phased-in over a multi-year schedule. Under the rules, minimum requirements increased for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 (“CET1”) capital to risk-weighted assets ratio with minimums for capital adequacy and prompt corrective action purposes of 4.5% and 6.5%, respectively. The minimum Tier 1 capital to risk-weighted assets ratio was raised from 4.0% to 6.0% under the capital adequacy framework and from 6.0% to 8.0% to be well-capitalized under the prompt corrective action framework. In addition, the rules introduced the concept of a “conservation buffer” of 2.5% applicable to the three capital adequacy risk-weighted asset ratios (CET1, Tier 1, and Total). The conservation buffer will be phased-in on a pro rata basis over a four year period beginning in 2016. If the capital adequacy minimum ratios plus the phased-in conservation buffer amount exceed actual risk-weighted capital ratios, then dividends, share buybacks, and discretionary bonuses to executives could be limited in amount.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier 1 and CET1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

The Company’s capital conservation buffer for 2017 is 11.80%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes, as of December 31, 2017 and 2016, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2017, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank as of December 31, 2017:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017:
Tier 1 Leverage Ratio
Consolidated	$238,219	14.35%	NA	NA	NA	NA
Bank	$232,765	14.50%	$64,214	4.0%	$80,267	5.0%
Common Equity Tier 1 Risk-Based Capital Ratio
Consolidated	$234,794	17.54%	NA	NA	NA	NA
Bank	$232,765	17.42%	$60,122	4.5%	$86,843	6.5%
Tier 1 Risk-Based Capital Ratio
Consolidated	$238,219	17.80%	NA	NA	NA	NA
Bank	$232,765	17.42%	$80,163	6.0%	$106,884	8.0%
Total Risk-Based Capital Ratio
Consolidated	$301,802	22.55%	NA	NA	NA	NA
Bank	$246,820	18.47%	$106,884	8.0%	$133,605	10.0%

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank as of December 31, 2016:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016:
Tier 1 Leverage Ratio
Consolidated	$153,682	10.99%	NA	NA	NA	NA
Bank	$178,645	12.81%	$55,777	4.0%	$69,722	5.0%
Common Equity Tier 1 Risk-Based Capital Ratio
Consolidated	$150,786	13.30%	NA	NA	NA	NA
Bank	$178,645	15.81%	$50,860	4.5%	$73,464	6.5%
Tier 1 Risk-Based Capital Ratio
Consolidated	$153,682	13.55%	NA	NA	NA	NA
Bank	$178,645	15.81%	$67,813	6.0%	$90,417	8.0%
Total Risk-Based Capital Ratio
Consolidated	$217,244	19.16%	NA	NA	NA	NA
Bank	$192,784	17.06%	$90,417	8.0%	$113,021	10.0%

The California Financial Code generally acts to prohibit banks from making a cash distribution to its shareholders in excess of the lesser of the bank’s undivided profits or the bank’s net income for its last three fiscal years less the amount of any distribution made by the bank’s shareholders during the same period.

The California general corporation law generally acts to prohibit companies from paying dividends on common stock unless its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend. If a company fails this test, then it may still pay dividends if after giving effect to the dividend the company’s assets are at least 125% of its liabilities.

Additionally, the Federal Reserve Bank has issued guidance which requires that they be consulted before payment of a dividend if a bank holding company does not have earnings over the prior four quarters of at least equal to the dividend to be paid, plus other holding company obligations.

NOTE 17—FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected and selling costs (Level 3).

Appraisals for other real estate owned are performed by state licensed appraisers (for commercial properties) or state certified appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. When a Notice of Default is recorded, an appraisal report is ordered. Once received, a member of the credit administration department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison to independent data sources such as recent market data or industry wide-statistics for residential appraisals. Commercial appraisals are sent to an independent third party to review. The Company also compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustments, if any, should be made to the appraisal values on any remaining other real estate owned to arrive at fair value. If the existing appraisal is older than twelve months a new appraisal report is ordered. No significant adjustments to appraised values have been made as a result of this comparison process as of December 31, 2017.

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2017 and 2016:

(dollars in thousands)	Fair Value Measurements Using:
December 31, 2017	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
On a recurring basis:
Securities available for sale
Government agency securities		$7,816		$7,816
Mortgage-backed securities				—
Government sponsored agencies		39,215		39,215
Corporate debt securities		17,926		17,926

	$—	$64,957	$—	$64,957

On a non-recurring basis:
Other real estate owned	$—	$—	$293	$293

December 31, 2016
Assets measured at fair value:
On a recurring basis:
Securities available for sale
Government agency securities		$5,317		5,317
Mortgage-backed securities
Government sponsored agencies		23,640		23,640
Corporate debt securities		10,320		10,320

	$—	$39,277	$—	$39,277

On a non-recurring basis:
Other real estate owned	$—	$—	$833	$833

No write-downs to OREO were recorded in 2017 or 2016.

Quantitative information about the Company’s non-recurring Level 3 fair value measurements as of December 31, 2017 and 2016 is as follows:

(dollars in thousands) December 31, 2017	Fair Value Amount	Valuation Technique	Unobservable Input	Adjustment Range	Weighted- Average Adjustment
Other real estate owned	$293	Third party appraisals	Management adjustments to reflect current conditions and selling costs	21%	21%

December 31, 2016
Other real estate owned	$833	Third party appraisals	Management adjustments to reflect current conditions and selling costs	10% - 15%	12%

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments not previously presented:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Time Deposits in Other Banks

Fair values for time deposits with other banks are estimated using discounted cash flow analyses, using interest rates currently being offered with similar terms.

Loans

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Mortgage Loans Held for Sale

The Company records mortgage loans held for sale at fair value based on the net premium received on recent sales of mortgage loans for identical pools of loans.

Deposits

The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant.

FHLB Advances

The carrying amounts of short-term debt with maturities of less than ninety days, such as FHLB Advances, approximate their fair values.

Long-Term Debt

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Subordinated Debentures

The fair values of the Company’s Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The fair value hierarchy level and estimated fair value of significant financial instruments at December 31, 2017 and 2016 are summarized as follows:

		2017		2016
(dollars in thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	Level 1	$70,048	$70,048	$74,213	$74,213
Federal funds sold and other cash equivalents	Level 1	80,000	80,000	44,500	44,500
Interest-earning deposits in other financial institutions	Level 1	600	600	345	345
Investment securities—AFS	Level 2	64,957	64,957	39,277	39,277
Investment securities—HTM	Level 2	10,009	10,250	6,214	6,553
Mortgage loans held for sale	Level 2	125,847	128,972	44,345	45,433
Loans, net	Level 3	1,235,301	1,236,289	1,096,284	1,095,944
Financial Liabilities:
Deposits	Level 2	$1,337,281	$1,336,353	$1,152,763	$1,140,707
FHLB advances	Level 2	25,000	25,000	—	—
Long-term debt	Level 2	49,528	44,319	49,383	48,447
Subordinated debentures	Level 3	3,424	3,348	3,334	3,334

NOTE 19—EARNINGS PER SHARE (“EPS”)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	2017		2016		2015
(dollars in thousands except per share amounts)	Income	Shares	Income	Shares	Income	Shares
Net income as reported	$25,528		$19,079		$12,973
Shares outstanding		15,908,893		12,827,803		12,770,571
Impact of weighting shares		(1,830,612)		(26,813)		(8,739)

Used in basic EPS	25,528	14,078,281	19,079	12,800,990	12,973	12,761,832
Dilutive effect of outstanding
Stock options		1,160,084		894,910		790,850

Used in dilutive EPS	$25,528	15,238,365	$19,079	13,695,900	$12,973	13,552,682

Basic earnings per common share	$1.81		$1.49		$1.02
Diluted earnings per common share	$1.68		$1.39		$0.96

Stock options for 321,000 and 139,225 shares of common stock were not considered in computing diluted earnings per common share for 2016 and 2015, respectively, because they were anti-dilutive. There were no anti-dilutive stock options in 2017.

NOTE 20—STOCK DIVIDENDS

The Company issued a 2.5% stock dividend in 2015. No stock dividends were issued in 2017 or 2016. The per share data in the statements of income and the footnotes have been adjusted to give retroactive effect to these dividends.

NOTE 21—QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company began investing in qualified affordable housing projects in 2016. At December 31, 2017 the balance of the investment for qualified affordable housing projects was $5,670,000. This balance is reflected in the accrued interest and other assets line on the consolidated balance sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $4,194,000 at December 31, 2017. The Company expects to fulfill these commitments during the year ending 2027.

During the years ending December 31, 2017 and 2016, the Company recognized amortization expense of $316,000 and $14,000, respectively, which was included within income tax expense on the consolidated statements of income.

During the years ended December 31, 2017 and 2016, the Company recognized tax credits from its investment in affordable housing tax credits of $275,000 and $6,000, respectively. The Company had no impairment losses during the years ended December 31, 2017 and 2016.

Additionally, during the years ended December 31, 2017 and 2016, the Company recognized tax credits and other benefits from its investment in affordable housing tax credits of $275,000 and $12,000, respectively.

NOTE 22—PARENT ONLY CONDENSED FINANCIAL INFORMATION

(Dollars in Thousands)	2017	2016
ASSETS
Cash and cash equivalents	$45,769	$17,497
Investment in Bank	263,022	209,727
Investment in RAM	6,268	6,125
Other assets	3,538	1,455

Total assets	$318,597	$234,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long term debt	49,528	49,383
Subordinated debentures	3,424	3,334
Other liabilities	36	8

Total liabilities	52,989	52,725
Shareholders’ equity:
Common stock	205,927	142,651
Additional paid-in capital	8,426	8,417
Retained earnings	51,697	31,278
Accumulated other comprehensive income (loss)	(443)	(267)

Total shareholders’ equity	265,608	182,079

Total liabilities and shareholders’ equity	$318,597	$234,804

(Dollars in Thousands)	2017	2016	2015
Interest expense	$3,629	$2,728	$—
Noninterest expense	704	123	298
Loss before equity in undistributed income of subsidiaries	(4,334)	(2,851)	(298)
Equity in undistributed income of:
Bank	27,620	20,483	12,310
RAM	143	274	804

Income before income taxes	23,430	17,906	12,816
Income tax benefit	2,036	1,173	125

Net income	25,466	19,079	12,941

Other comprehensive income (loss)	(104)	(74)	(141)

Total comprehensive income	$25,362	$19,005	$12,800

Cash flows from operating activities:
Net income	$25,466	$19,079	$12,941
Net amortization of other	235	188	—
Provision for deferred income taxes	1,807	(1,172)	(125)
Undistributed income of subsidiaries	(27,763)	(20,757)	(13,114)
Change in other assets and liabilities	(3,861)	(159)	135

	(4,116)	(2,821)	(163)
Cash flows from investment activities:
Outlays for business acquisitions	—	(839)	—
Investment in subsidiaries	(25,000)	(35,000)	5,000

	(25,000)	(35,839)	5,000
Cash flows from financing activities:
Issuance of subordinated debentures, net of issuance costs	—	49,274	—
Issuance of common stock, net of issuance costs	60,210	—	—
Dividends paid	(5,118)	(2,554)	(3,114)
Stock options exercised	2,296	585	470

	57,388	47,305	(2,644)
Increase in cash and cash equivalents	28,272	8,645	2,193
Cash and cash equivalents beginning of year	17,497	8,852	6,659

Cash and cash equivalents end of year	$45,769	$17,497	$8,852

NOTE 23—SUBSEQUENT EVENTS

On January 17, 2018, the Company announced that the Board of Directors had declared a cash dividend of $0.08 per common share. The cash dividend is payable on February 15, 2018 to stockholders of record at the close of business on January 31, 2018 in the amount of $1,275,000.

RBB BANCORP AND SUBSIDIARIES (UNAUDITED)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018 and December 31, 2017

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)

(In thousands, except share amounts)

	March 31, 2018	December 31, 2017
Assets
Cash and due from banks	$53,535	$70,048
Federal funds sold and other cash equivalents	25,000	80,000

Cash and cash equivalents	78,535	150,048
Interest-earning deposits in other financial institutions	600	600
Securities:
Available for sale	82,848	64,957
Held to maturity (fair value of $10,020 and $10,250 at March 31, 2018 and December 31, 2017, respectively)	9,998	10,009
Mortgage loans held for sale	183,391	125,847
Loans held for investment:
Real estate	$871,073	$839,230
Commercial	391,614	410,812

Total loans	1,262,687	1,250,042
Unaccreted discount on acquired loans	(2,410)	(2,762)
Deferred loan costs (fees), net	1,651	1,794

	1,261,928	1,249,074
Allowance for loan losses	(13,957)	(13,773)

Net loans	1,247,971	1,235,301
Premises and equipment	6,687	6,583
Federal Home Loan Bank (FHLB) stock	6,770	6,770
Net deferred tax assets	6,460	6,086
Income tax receivable	272	272
Other real estate owned (OREO)	293	293
Cash surrender value of life insurance	32,980	32,782
Goodwill	29,940	29,940
Servicing assets	5,979	5,957
Core deposit intangibles	1,357	1,438
Accrued interest and other assets	21,023	14,176

Total assets	$1,715,104	$1,691,059

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED) (CONTINUED)

(In thousands, except share amounts)

	March 31, 2018	December 31, 2017
Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$316,047	$285,690
Savings, NOW and money market accounts	399,892	411,663
Time deposits under $250,000	292,887	293,471
Time deposits $250,000 and over	364,678	346,457

Total deposits	1,373,504	1,337,281
Reserve for unfunded commitments	575	282
Income tax payable	1,563	—
FHLB advances	—	25,000
Long-term debt	49,564	49,528
Subordinated debentures	3,447	3,424
Accrued interest and other liabilities	10,629	10,368

Total liabilities	1,439,282	1,425,883
Commitments and contingencies—Note 13	—	—
Shareholders’ equity:
Preferred Stock—100,000,000 shares authorized, no par value; none outstanding	—	—
Common Stock—100,000,000 shares authorized, no par value; 16,288,928 shares issued and outstanding at March 31, 2018 and 15,908,893 shares at December 31, 2017	210,595	205,927
Additional paid-in capital	7,429	8,426
Retained earnings	58,838	51,266
Accumulated other comprehensive income (loss)—net unrealized loss on securities available for sale, net of tax of $437 at March 31, 2018 and $186 at December 31, 2017	(1,040)	(443)

Total shareholders’ equity	275,822	265,176

	$1,715,104	$1,691,059

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2018	2017
Interest and dividend income:
Interest and fees on loans	$19,074	$16,033
Interest on interest-earning deposits	187	151
Interest on investment securities	560	278
Dividend income on FHLB stock	119	153
Interest on federal funds sold and other	237	144

Total interest income	20,177	16,759
Interest expense:
Interest on savings deposits, now and money market accounts	702	474
Interest on time deposits	2,046	1,849
Interest on subordinated debentures and other	913	905
Interest on other borrowed funds	71	17

Total interest expense	3,732	3,245

Net interest income	16,445	13,514
Provision for credit losses	184	—

Net interest income after provision for credit losses	16,261	13,514
Noninterest income:
Service charges, fees and other	466	460
Gain on sale of loans	1,815	1,497
Loan servicing fees, net of amortization	(31)	262
Recoveries on loans acquired in business combinations	6	28
Increase in cash surrender value of life insurance	199	185

	2,455	2,432
Noninterest expense:
Salaries and employee benefits	4,951	4,183
Occupancy and equipment expenses	791	744
Data processing	473	352
Legal and professional	258	(387)
Office expenses	171	154
Marketing and business promotion	203	182
Insurance and regulatory assessments	210	205
Amortization of intangibles	81	94
OREO expenses	7	14
Other expenses	1,144	1,037

	8,289	6,578

Income before income taxes	10,427	9,368
Income tax expense	1,580	3,875

Net income	$8,847	$5,493

Net income per share
Basic	$0.55	$0.43
Diluted	$0.52	$0.40
Cash dividends declared per common share	$0.08	$0.30

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(In thousands)

	Three Months Ended March 31,
	2018	2017
Net income	$8,847	$5,493

Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Change in unrealized gains (losses)	(853)	115

Related income tax effect:
Change in unrealized gains (losses)	256	(47)

Total other comprehensive income	(597)	68

Total comprehensive income	$8,250	$5,561

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY—(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive ‘Income (Loss)	Total
	Shares	Amount
Balance at January 1, 2018	15,908,893	$205,927	$8,426	$51,266	$(443)	$265,176
Net income				8,847		8,847
Stock-based compensation			131			131
Cash dividend				(1,275)		(1,275)
Stock options exercised	380,035	4,668	(1,128)			3,540
Other comprehensive income, net of taxes					(597)	(597)

Balance at March 31, 2018	16,288,928	$210,595	$7,429	$58,838	$(1,040)	$275,822

Balance at January 1, 2017	12,827,803	$142,651	$8,417	$30,784	$(267)	$181,585
Net income				5,493		5,493
Stock-based compensation			198			198
Cash dividend				(3,848)		(3,848)
Other comprehensive income, net of taxes					68	68

Balance at March 31, 2017	12,827,803	$142,651	$8,615	$32,429	$(199)	$183,496

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(In thousands)

	Three Months Ended March 31,
	2018	2017
Operating activities
Net income	$8,847	$5,493
Adjustments to reconcile net income to net cash from Operating activities:
Depreciation and amortization of premises, equipment and intangibles	295	338
Net (accretion) of securities, loans, deposits, and other	(88)	(1,020)
Provision for loan losses	184	—
Stock-based compensation	131	198
Gain on sale of loans	(1,815)	(1,497)
Increase in cash surrender value of life insurance	(198)	(185)
Loans originated and purchased for sale	(88,790)	(43,500)
Proceeds from loans sold	57,453	24,780
Other items	2,478	2,950

Net cash used in operating activities	(21,503)	(12,443)
Investing activities
Decrease in interest-earning deposits	—	245
Securities available for sale:
Purchases	(24,920)	(1,000)
Maturities, prepayments and calls	6,126	1,152
Purchase of FHLB stock and other equity securities, net	(4,549)	(5)
Purchase of investment in qualified affordable housing projects	(2,500)	—
Net increase in loans	(37,377)	(30,712)
Purchase of life insurance	—	(10,000)
Purchases of premises and equipment	(277)	(124)

Net cash used in investing activities	(63,497)	(40,444)
Financing activities
Net increase in demand deposits and savings accounts	18,586	70,270
Net increase in time deposits	17,636	25,299
Net (decrease) increase in FHLB advances	(25,000)	10,000
Cash dividends paid	(1,275)	(3,848)
Exercise of stock options	3,540	—

Net cash from financing activities	13,487	101,721

Net (decrease) increase in cash and cash equivalents	(71,513)	48,834
Cash and cash equivalents at beginning of period	150,048	118,713

Cash and cash equivalents at end of period	$78,535	$167,547

Supplemental disclosure of cash flow information
Cash paid during the period:
Interest paid	$2,873	$2,456
Non-cash investing and financing activities:
Transfer of loans to held for sale	$23,989	$25,046
Net change in unrealized holding gain on securities available for sale	$(853)	$115

The accompanying notes are an integral part of these unaudited consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of RBB Bancorp and its wholly-owned subsidiaries Royal Business Bank (Bank) and RBB Asset Management Company (RAM), collectively referred to herein as “the Company”, “we”, “our” or “us”. All significant intercompany accounts and transactions have been eliminated in consolidation. RBB Bancorp has no significant business activity other than its investments in Royal Business Bank and RAM.

The accompanying unaudited consolidated financial statements and notes thereto of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) for Form 10-Q and conform to practices within the banking industry and include all of the information and disclosures required by accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. The accompanying unaudited consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments. That, in the opinion of management, are necessary to reflect a fair presentation of financial results for the interim periods presented. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results for the full year. These interim unaudited financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Annual Report”).

The Company accounts for its investments in its wholly owned special purpose TFC Statutory Trust under the equity method whereby the subsidiary’s net earnings are recognized in the Company’s statement of income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements were compiled in accordance with the accounting policies set forth in Note 2—Summary of Significant Policies in our consolidated financial statements included in our 2017 Annual Report.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This Update requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. The following steps are applied in the updated guidance: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

one year later for nonpublic business entities. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The Company plans to adopt ASU 2014-09 on January 1, 2019 utilizing the modified retrospective approach. Since the guidance does not apply to revenue associated with financial instruments such as loans and investments, which are accounted for under other provisions of GAAP, we do not expect it to impact interest income, our largest component of income. The Company will perform an overall assessment of revenue streams potentially affected by the ASU, including certain deposit related fees and interchange fees, to determine the impact this guidance will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). Changes made to the current measurement model primarily affect the accounting for equity securities and readily determinable fair values, where changes in fair value will impact earnings instead of other comprehensive income. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Update also changes the presentation and disclosure requirements for financial instruments including a requirement that public business entities use exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. This Update is generally effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and one year later for nonpublic business entities. Based upon an evaluation of the guidance in ASU 2016-01 the Company determined the ASU will not have a material impact on the Company’s consolidated financial statements as the accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Company adopted this ASU as of January 1, 2018 but will continue to monitor any updates to the guidance.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, which is generally defined as a lease term of less than 12 months. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under current lease accounting guidance. The amendments in this Update are effective for interim and annual periods beginning after December 15, 2018, for public business entities and one year later for all other entities. The Company has several lease agreements which are currently considered operating leases and are therefore not included on the Company’s Consolidated Balance Sheets. Under the new guidance the Company expects that some of the lease agreements will have to be recognized on the Consolidated Balance Sheets as a right-of-use asset with a corresponding lease liability. Based upon a preliminary evaluation the Company expects that the ASU will have an impact on the Company’s Consolidated Balance Sheets. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718.) ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Under ASU 2016-09, excess tax benefits and certain tax deficiencies will no longer be recorded in additional paid-in capital (APIC). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and APIC pools will be eliminated. In addition, the guidance requires excess tax benefits be presented as an operating activity on the statement of cash flows rather than as a financing activity. ASU 2016-09 also permits an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. This guidance is effective for public business entities for interim and annual reporting periods beginning after December 15, 2016, and for nonpublic business entities annual reporting periods beginning after December 15, 2017, and

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

interim periods within the reporting periods beginning after December 15, 2018. Early adoption is permitted, but all of the guidance must be adopted in the same period. The Company early adopted the ASU as of January 1, 2017. The Company plans to recognize forfeitures as they occur. The early adoption of the ASU did not have a material effect on the company’s financial statements or disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instrument (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (CECL) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held to maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available for sale (AFS) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, for SEC filers, one year later for non SEC filing public business entities and annual reporting periods beginning after December 15, 2020, for nonpublic business entities and interim periods within the reporting periods beginning after December 15, 2021. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company has begun its evaluation of the impact of the implementation of ASU 2016-13. The implementation of the provisions of ASU No. 2016-13 will most likely impact the Company’s Consolidated Financial Statements as to the level of reserves that will be required for credit losses. The Company will continue to access the potential impact that this ASU will have on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). The new guidance clarifies the classification within the statement of cash flows for certain transactions, including debt extinguishment costs, zero-coupon debt, contingent consideration related to business combinations, insurance proceeds, equity method distributions and beneficial interests in securitizations. The guidance also clarifies that cash flows with aspects of multiple classes of cash flows that cannot be separated by source or use should be classified based on the activity that is likely to be the predominant source or use of cash flows for the item. This guidance is effective for fiscal years beginning after December 15, 2017 and will require application using a retrospective transition method. The Company adopted this statement as of January 1, 2018. The Company believes the requirement to separately identify cash flows and application of the predominance principle is the cash flow item currently applicable to the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805). Currently, the ASU specifies three elements of a business – inputs, processes, and outputs. While an integrated set of assets and activities (collectively referred to as a “set”) that is a business usually has outputs, outputs are not required. In addition, all the inputs and processes that a seller uses in operating a set are

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. This led many transactions to be accounted for as business combinations rather than asset purchases under legacy GAAP. The primary goal of ASU 2017-01 is to narrow the definition of a business, and the guidance in this update provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update should be applied prospectively on or after the effective date. The Company adopted this ASU on January 1, 2018 and will be applied prospectively for any future business combinations.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350). This ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” ASU No. 2017-14 is effective for annual and any interim impairment tests performed in periods beginning after December 15, 2019 for public business entities that are SEC filers, December 15, 2020 for business entities that are not SEC filers, and December 15, 2021 for all other entities. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will continue to access the potential impact that this ASU will have on the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs: Premium Amortization on Purchased Callable Debt Securities (Subtopic 310-20), which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” The ASU shortens the amortization period for certain callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. Under GAAP, entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The amendments in this Update affects all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The ASU’s amendments are effective for public business entities for interim and annual periods beginning after December 15, 2018. For other entities, the amendments are effective for annual periods beginning after December 15, 2019, and interim periods thereafter. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The implementation of the provisions of ASU No. 2017-08 will most likely not have a material impact the Company’s consolidated financial statements. The Company will continue to access the potential impact that this ASU will have on the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation: Scope of codification Accounting (Topic 718). The amendments in ASU 2017-09 provide guidance about which changes to the terms or conditions of a share- entity to apply modification accounting. An entity should account for the effects of a modification unless all the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in ASU No. 2017-09 are effective for annual periods, and interim within those annual reporting periods, beginning after December 15, 2017; early adoption is permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. The Company does not expect this ASU to have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-13—Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update). At the July 20, 2017, EITF meeting, the SEC staff announced that it would not object when certain public business entities (PBEs) elect to use the non-PBE effective dates solely to adopt the FASB’s new standards on revenue (ASC 606) and leases (ASC 842). This ASU reflects comments made by the SEC. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02—Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company will continue to access the potential impact that this ASU will have on the Company’s consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 2—INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and held to maturity at March 31, 2018 and December 31, 2017, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
Available for sale
Government agency securities	$7,746	$—	$(264)	$7,482
Mortgage-backed securities
Government sponsored agencies	38,843	—	(1,171)	37,672
Corporate debt securities	37,736	145	(187)	37,694

	$84,325	$145	$(1,622)	$82,848

Held to maturity
Municipal taxable securities	$4,294	$165	$—	$4,459
Municipal securities	5,704	4	(147)	5,561

	$9,998	$169	$(147)	$10,020

December 31, 2017
Available for sale
Government agency securities	$7,968	$—	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	39,806	17	(608)	39,215
Corporate debt securities	17,813	161	(48)	17,926

	$65,587	$178	$(808)	$64,957

Held to maturity
Municipal taxable securities	$4,295	$228	$—	$4,523
Municipal securities	5,714	32	(19)	5,727

	$10,009	$260	$(19)	$10,250

One security with a fair value of $759,000 and $796,000 was pledged to secure a local agency deposit at March 31, 2018 and December 31, 2017, respectively.

The amortized cost and fair value of the investment securities portfolio at March 31, 2018 are shown by expected maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due from one to five years	$52,326	$51,530	$2,780	$2,865
Due from five to ten years	27,958	27,333	2,397	2,481
Due from ten years and greater	4,041	3,985	4,821	4,674

	$84,325	$82,848	$9,998	$10,020

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The following table summarizes available for sale securities with unrealized losses at March 31, 2018 and December 31, 2017, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than Twelve Months		Twelve Months or More		Total
(dollars in thousands)	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
March 31, 2018
Government agency securities	$(112)	$3,873	$(152)	$3,609	$(264)	$7,482
Mortgage-backed securities
Government sponsored agencies	(786)	25,484	(385)	11,852	(1,171)	37,336
Corporate debt securities	(119)	9,660	(68)	1,937	(187)	11,597

Total available for sale	$(1,017)	$39,017	$(605)	$17,398	$(1,622)	$56,415

Municipal securities	$(147)	$4,674	$—	$—	$(147)	$4,674

Total held to maturity	$(147)	$4,674	$—	$—	$(147)	$4,674

December 31, 2017
Government agency securities	$(32)	$4,039	$(120)	$3,777	$(152)	$7,816
Mortgage-backed securities
Government sponsored agencies	(359)	23,609	(249)	11,887	(608)	35,496
Corporate debt securities	(15)	5,035	(33)	1,972	(48)	7,007

Total available for sale	$(406)	$32,683	$(402)	$17,636	$(808)	$50,319

Municipal securities	$(19)	$2,232	$—	$—	$(19)	$2,232

Total held to maturity	$(19)	$2,232	$—	$—	$(19)	$2,232

Unrealized losses have not been recognized into income because the issuer bonds are of high credit quality, management does not intend to sell, it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company’s loan portfolio consists primarily of loans to borrowers within Los Angeles, Ventura and Orange counties in California and Las Vegas (Clark County) in Nevada. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company’s market area and, as a result, the Company’s loan and collateral portfolios are, to some degree, concentrated in those industries.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The following tables present the balance and activity related to the allowance for loan losses for held for investment loans by type for the periods presented.

	Three Months Ended March 31,
	2018				2017
(dollars in thousands)	Real Estate	Commercial	Unallocated	Total	Real Estate	Commercial	Unallocated	Total
Beginning balance	$9,309	$4,044	$420	$13,773	$8,111	$6,051	$—	$14,162
Additions (reductions) to the allowance charged to expense	653	(118)	(351)	184	(1,169)	1,169	—	—
Recoveries on loans charged-off	—	—	—	—	—	—	—	—
Less loans charged-off	—	—	—	—	—	24	—	24

Ending balance	$9,962	$3,926	$69	$13,957	$6,942	$7,244	$—	$14,186

The following table presents the recorded investment in loans and impairment method as of and for the three months ended March 31, 2018 and March 31, 2017, and the activity in the allowance for loan losses for the year ended December 31, 2017, by portfolio segment:

(dollars in thousands) As of and for the three months ended March 31, 2018	Real Estate	Commercial	Unallocated	Total
Reserves:
Specific	$—	$—	$—	$—
General	9,962	3,926	69	13,957
Loans acquired with deteriorated credit quality	—	—	—	—

	$9,962	$3,926	$69	$13,957

Loans evaluated for impairment:
Individually	$2,393	$2,072	$—	$4,465
Collectively	866,176	390,974	—	1,257,150
Loans acquired with deteriorated credit quality	313	—	—	313

	$868,882	$393,046	$—	$1,261,928

As of and for the three months ended March 31, 2017	Real Estate	Commercial	Unallocated	Total
Reserves:
Specific	$—	$3,559	$—	$3,559
General	6,942	3,685	—	10,627
Loans acquired with deteriorated credit quality	—	—	—	—

	$6,942	$7,244	$—	$14,186

Loans evaluated for impairment:
Individually	$2,550	$3,559	$—	$6,109
Collectively	771,870	360,847	—	1,132,717
Loans acquired with deteriorated credit quality	737	—	—	737

	$775,157	$364,406	$—	$1,139,563

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

December 31, 2017	Real Estate	Commercial	Unallocated	Total
Allowance for loan losses:
Beginning of year	$8,111	$6,051	$—	$14,162
Provisions	1,198	(2,671)	420	(1,053)
Charge-offs	—	(83)	—	(83)
Recoveries	—	747	—	747

	$9,309	$4,044	$420	$13,773

Reserves:
Specific	$—	$—	$—	$—
General	9,309	4,044	420	13,773
Loans acquired with deteriorated credit quality	—	—	—	—

	$9,309	$4,044	$420	$13,773

Loans evaluated for impairment:
Individually	$2,420	$155	$—	$2,575
Collectively	834,152	412,032	—	1,246,184
Loans acquired with deteriorated credit quality	315	—	—	315

	$836,887	$412,187	$—	$1,249,074

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass — Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention — Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard — Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired — A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings (TDRs) are considered impaired.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The risk category of loans by class of loans was as follows at March 31, 2018 and December 31, 2017:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
March 31, 2018
Real estate:
Construction and land development	$100,954	$—	$—	$286	$101,240
Commercial real estate	478,059	4,464	15,421	2,107	500,051
Single-family residential mortgages	267,591	—	—	—	267,591
Commercial:
Other	277,678	195	520	—	278,393
SBA	108,711	—	3,870	2,072	114,653

	$1,232,993	$4,659	$19,811	$4,465	$1,261,928

December 31, 2017
Real estate:
Construction and land development	$91,619	$—	$—	$289	$91,908
Commercial real estate	469,422	19,070	5,416	2,131	496,039
Single-family residential mortgages	248,940	—	—	—	248,940
Commercial:
Other	277,518	2,360	888	—	280,766
SBA	126,759	1,778	2,729	155	131,421

	$1,214,258	$23,208	$9,033	$2,575	$1,249,074

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The following table presents the aging of the recorded investment in past-due loans at March 31, 2018 and December 31, 2017 by class of loans:

(dollars in thousands)	30-59 Days	60-89 Days	90 Days Or More (2)	Total Past Due	Loans Not Past Due	Total Loans	Non- Accrual Loans (1)
March 31, 2018
Real estate:
Construction and land development	$—	$—	$—	$—	$101,240	$101,240	$—
Commercial real estate	—	—	—	—	500,051	500,051	—
Single-family residential mortgages	790	—	—	790	266,801	267,591	—
Commercial:
Other	689	—	—	689	277,704	278,393	—
SBA	1,462	—	586	2,048	112,605	114,653	2,001

	$2,941	$—	$586	$3,527	$1,258,401	$1,261,928	$2,001

Real estate:
Single-family residential mortgages held for sale	$696	$—	$—	$696	$182,695	$183,391	$—

December 31, 2017
Real estate:
Construction and land development	$—	$—	$—	$—	$91,908	$91,908	$—
Commercial real estate	—	—	—	—	496,039	496,039	—
Single-family residential mortgages	1,175	338	—	1,513	247,427	248,940	—
Commercial:
Other	—	—	—	—	280,766	280,766	—
SBA	—	1,426	84	1,510	129,911	131,421	155

	$1,175	$1,764	$84	$3,023	$1,246,051	$1,249,074	$155

Real estate:
Single-family residential mortgages held for sale	$697	$—	$—	$697	$125,150	$125,847	$—

(1)	Included in total loans.
(2)	As of March 31, 2018, there were no loans over 90 days past due and still accruing. There was one loan over 90 days past due and still accruing in the amount of $71,000 as of December 31, 2017.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

Information relating to individually impaired loans presented by class of loans was as follows at March 31, 2018 and December 31, 2017:

(dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Average Balance	Interest Income	Related Allowance
March 31, 2018
With no related allowance recorded
Real estate:
Construction and land development	$286	$286	$288	$6	$—
Commercial real estate	2,108	2,108	2,119	51	—
Commercial—SBA	2,071	2,071	1,114	34	—

Total	$4,465	$4,465	$3,521	$91	$—

December 31, 2017
With no related allowance recorded
Real estate:
Construction and land development	$289	$289	$296	$16	$—
Commercial real estate	2,131	2,131	2,192	297	—
Commercial—SBA	155	155	78	15	—

Total	$2,575	$2,575	$2,566	$328	$—

No interest income was recognized on a cash basis for the three months ended March 31, 2018 and for the year ended December 31, 2017.

The Company had five and four loans identified as TDRs at March 31, 2018 and December 31, 2017, respectively. There were no specific reserves on TDRs as of March 31, 2018 or December 31, 2017. There are no commitments to lend additional amounts at March 31, 2018 and December 31, 2017 to customers with outstanding loans that are classified as TDRs.

As of March 31, 2018, the terms of one loan was modified as TDR. The modification of the terms generally included loans where a moratorium on loan payments was granted. Such moratoriums ranged from three months to twelve months on the loans restructured in 2017 and 2016.

The following table presents loans by class modified as TDRs that occurred during the three months ended March 31, 2018. There were no TDRs for the year ended December 31, 2017.

(dollars in thousands)	Number of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
March 31, 2018
Commercial	1	$71	$71

The Company has purchased loans as part of its whole bank acquisitions, for which there was at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The outstanding balance and carrying amount of purchased credit-impaired loans at March 31, 2018 and December 31, 2017 were as follows:

(dollars in thousands)	March 31, 2018	December 31, 2017
Outstanding balance	$319	$322
Carrying amount	$313	$315

For these purchased credit-impaired loans, the Company did not increase the allowance for loan losses during the three months ended March 31, 2018 or for the year ended December 31, 2017, as there were no significant reductions in the expected cash flows.

Below is a summary of activity in the accretable yield on purchased credit-impaired loans for the three months ended March 31, 2018 and 2017:

(dollars in thousands)	March 31, 2018	March 31, 2017
Beginning balance	$122	$142
Accretion of income	(1)	(20)

Ending balance	$121	$122

NOTE 4—LOAN SERVICING

When mortgage and Small Business Administration (SBA) loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. The amortization of mortgage servicing rights is netted against loan servicing fee income.

The principal balances of mortgage and SBA loans serviced for others at March 31, 2018 and December 31, 2017 are as follows:

(dollars in thousands)	March 31, 2018	December 31, 2017
Loans serviced for others:
Mortgage loans	$406,559	$384,437
SBA loans	$174,282	$175,919

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

Activity for servicing assets follows:

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
(dollars in thousands)	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans
Servicing assets:
Beginning of year	$1,540	$4,417	$1,002	$2,702
Additions	315	484	—	724
Disposals	(39)	(425)	—	—
Amortized to expense	(155)	(158)	(86)	(119)

End of period	$1,661	$4,318	$916	$3,307

The fair value of servicing assets for mortgage loans was $2,751,000 and $2,538,000 at March 31, 2018 and December 31, 2017, respectively. The fair value of servicing assets for SBA loans was $5,984,000 and $5,915,000 at March 31, 2018 and December 31, 2017, respectively.

Servicing fees net of servicing asset amortization totaled $(31,000) and $262,000 for the three months ended March 31, 2018 and 2017, respectively.

NOTE 5—GOODWILL AND INTANGIBLES

Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill resulting from whole bank acquisitions is not amortized, but tested for impairment at least annually. The Company has selected December 31st as the date to perform the annual impairment test. Goodwill amounted to $29.9 million at March 31, 2018 and December 31, 2017, and is the only intangible asset with an indefinite life on the balance sheet. There were no impairment losses recognized on goodwill during the three months ended March 31, 2018 and 2017.

Other intangible assets consist of core deposit intangible (“CDI”) assets arising from whole bank acquisitions. CDI assets are amortized on an accelerated method over their estimated useful life of 8 to 10 years. CDI was recognized in the 2013 acquisition of Los Angeles National Bank and in the 2016 acquisition of TFC Holding Company. The unamortized balance at March 31, 2018 and December 31, 2017 was $1,357,000 and $1,438,000, respectively, for both Los Angeles National Bank and TFC Holding Company. CDI amortization expense was $81,000 and $94,000 for the three months ended March 31, 2018 and March 31, 2017, respectively, for both Los Angeles National Bank and TFC Holding Company.

Estimated CDI amortization expense for future years is as follows (dollars in thousands):

Year ending December 31:
2018 remaining	$230
2019	274
2020	244
2021	172
2022	129
Thereafter	308

Total	$1,357

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 6—DEPOSITS

At March 31, 2018, the scheduled maturities of time deposits are as follows:

(dollars in thousands)
One year	$651,067
Two to three years	6,498

$657,565

NOTE 7—LONG-TERM DEBT

In March 2016, the Company issued $50 million of 6.5% fixed to floating rate subordinated debentures, due March 31, 2026. The interest rate is fixed through March 31, 2021 and floats at 3 month London Interbank Offered Rate (LIBOR) plus 516 basis points thereafter. The subordinated debt is considered Tier-2 capital at the Company. The Company allocated $35 million to the Bank as Tier-1 capital.

At March 31, 2018 and December 31, 2017 the aggregate outstanding principal amount and unamortized debt issuance costs related to these subordinated debentures were as follows:

(dollars in thousands)	March 31, 2018	December 31, 2017
Principal	$50,000	$50,000

Unamortized debt issuance costs	$436	$472

NOTE 8—SUBORDINATED DEBENTURES

The Company, through the acquisition of TFC Bancorp, acquired TFC Statutory Trust (Trust). The Trust contained a pooled private offering of 5,000 Trust preferred securities with a liquidation amount of $1,000 per security. TFC Bancorp issued $5,000,000 of subordinated debentures to the Trust in exchange for ownership of all of the common security of the Trust and the proceeds of the preferred securities sold by the Trust. The Company is not considered the primary beneficiary of this Trust (variable interest entity), therefore the Trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability at market value as of the close of the acquisition which was $3,255,000. There was a $1,900,000 valuation reserve recorded to arrive at market value which is treated as a yield adjustment and is amortized over the life of the security. The amount of amortization expense recognized for the three months ended March 31, 2018 and 2017 was constant at $23,000. The Company also purchased an investment in the common stock of the Trust for $155,000 which is included in other assets. The Company may redeem the subordinated debentures, subject to prior approval by the Federal Reserve Bank on or after March 15, 2012, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on March 15, 2037. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The Company has been paying interest on a quarterly basis. The subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month LIBOR plus 1.65%, which was 3.77% and 3.24% at March 31, 2018 and December 31, 2017, respectively.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 9—BORROWING ARRANGEMENTS

The Company has established secured and unsecured lines of credit. The Company may borrow funds from time to time on a term or overnight basis from the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank of San Francisco (“FRB”) and other financial institutions as indicated below.

Federal Funds Arrangements with Commercial Banks. At March 31, 2018, the Company may borrow on an unsecured basis, up to $20.0 million, $10.0 million, $12.0 million and $5.0 million overnight from Zions Bank, Wells Fargo Bank, First Tennessee National Bank, and Pacific Coast Bankers’ Bank, respectively.

Letter of Credit Arrangements. At March 31, 2018, the Company had an unsecured commercial letter of credit line with Wells Fargo Bank for $2.0 million.

FRB Secured Line of Credit. The secured borrowing capacity of $13.8 million at March 31, 2018 is collateralized by loans pledged with a carrying value of $25.2 million.

FHLB Secured Line of Credit. The secured borrowing capacity of $342.9 million at March 31, 2018 is collateralized by loans pledged with a carrying value of $392.2 million.

There were no amounts outstanding under any of the arrangements above at March 31, 2018. At December 31, 2017, the Company had $25.0 million in short-term borrowings with the FHLB at 1.41% which was repaid on January 2, 2018.

NOTE 10—INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

During the three months ended March 31, 2018 and 2017, the Company recorded an income tax provision of $1.6 million and $3.9 million, respectively, reflecting and effective tax rate of 15.2% and 41.4% for the three months ended March 31, 2018 and 2017, respectively.

NOTE 11—COMMITMENTS

The Company leases several of its operating facilities under various noncancellable operating leases expiring at various dates through 2028. The Company is also responsible for common area maintenance, taxes and insurance at the various branch locations.

Future minimum rent payments on the Company’s leases were as follows at March 31, 2018:

(dollars in thousands)
Year ending December 31:
2018 remaining	$1,338
2019	1,625
2020	1,396
2021	1,312
2022	1,089
Thereafter	4,117

$10,877

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The minimum rent payments shown above are given for the existing lease obligation and are not a forecast of future rental expense. Total rental expense, recognized on a straight-line basis, was $437,000 and $381,000 for the three months ended March 31, 2018 and 2017, respectively.

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

The Company’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

At March 31, 2018 and December 31, 2017, the Company had the following financial commitments whose contractual amount represents credit risk:

(dollars in thousands)	March 31, 2018	December 31, 2017
Commitments to make loans	$103,354	$101,960
Unused lines of credit	119,964	99,217
Commercial and similar letters of credit	4,700	3,013
Standby letters of credit	1,575	1,575

	$229,593	$205,765

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.

The Company is involved in various matters of litigation which have arisen in the ordinary course of business and accruals for estimates of potential losses have been provided when necessary and appropriate under GAAP. In the opinion of management, the disposition of such pending litigation will not have a material effect on the Company’s financial statements.

NOTE 12—RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(dollars in thousands)	March 31, 2018	December 31, 2017
Beginning balance	$2,300	$3,445
New loans and advances	300	2,200
Repayments	(500)	(3,345)

Ending balance	$2,100	$2,300

Loan commitments outstanding to executive officers, directors and their related interests with whom they are associated totaled approximately $1.8 million and $2.1 million at March 31, 2018 and December 31, 2017, respectively.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

Deposits from principal officers, directors, and their affiliates at March 31, 2018 and December 31, 2017 were $43.9 million and $43.8 million, respectively.

NOTE 13—STOCK-BASED COMPENSATION

RBB Bancorp 2017 Omnibus Stock Incentive Plan.

The 2017 Omnibus Stock Incentive Plan, or OSIP, was adopted by the Company’s board of directors on January 18, 2017 and approved by the Company’s shareholders at the Company’s annual meeting on May 23, 2017. The OSIP was designed to ensure continued availability of equity awards that will assist the Company in attracting and retaining competent managerial personnel and rewarding key employees, directors and other service providers for high levels of performance. Pursuant to the OSIP, the Company’s board of directors are allowed to grant awards to eligible persons in the form of qualified and non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other incentive awards. The Company has reserved up to 30% of issued and outstanding shares of common stock as of the date the Company adopted the 2017 OSIP, or 3,848,341 shares. This represents 24% of the issued and outstanding shares of the Company’s common stock as of March 31, 2018. As of March 31, 2018, there were 1,353,207 shares of common stock available for issuance under the OSIP. Awards vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The OSIP enables the board of directors to set specific performance criteria that must be met before an award vests. The OSIP allows for acceleration of vesting and exercise privileges of grants if a participant’s termination of employment is due to a change in control, death or total disability. If a participant’s job is terminated for cause, then all awards expire at the date of termination.

RBB Bancorp 2010 Stock Option Plan

Under the 2010 Plan, the Company was permitted to grant awards to eligible persons in the form of qualified and non-qualified stock options. The Company reserved up to 30% of the issued and outstanding shares of common stock as of the date the Company adopted the 2010 Plan or 3,494,478 shares, for issuance under the 2010 Plan. After approval of the OSIP at the Company’s annual meeting on May 23, 2017, no additional grants will be made under the 2010 Plan. The 2010 Plan has terminated and options that were granted under that Plan have become subject to the OSIP. Awards that were granted under the 2010 Plan will remain exercisable pursuant to the terms and conditions set forth in individual award agreements, but such awards will be assumed and administered under the OSIP. The 2010 Plan award agreements allow for acceleration of exercise privileges of grants upon occurrence of a change in control of the Company. If a participant’s job is terminated for cause, then all unvested awards expire at the date of termination.

The Company recognized stock-based compensation expense of $131,000 and recognized income tax benefits on that expense of $1.2 million for the three months ended March 31, 2018. The Company recognized stock-based compensation expense of $198,000 and recognized income tax benefits on that expense of $61,000 for the three months ended March 31, 2017.

NOTE 14—REGULATORY MATTERS

Holding companies (with assets over $1 billion at the beginning of the year) and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

In July 2013, the federal bank regulatory agencies approved the final rules implementing the Basel Committee on Banking Super vision’s capital guidelines for U.S. banks. The new rules became effective on January 1, 2015, with certain of the requirements phased-in over a multi-year schedule. Under the rules, minimum requirements increased for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 (“CET1”) capital to risk-weighted assets ratio with minimums for capital adequacy and prompt corrective action purposes of 4.5% and 6.5%, respectively. The minimum Tier 1 capital to risk-weighted assets ratio was raised from 4.0% to 6.0% under the capital adequacy framework and from 6.0% to 8.0% to be well-capitalized under the prompt corrective action framework. In addition, the rules introduced the concept of a “conservation buffer” of 2.5% applicable to the three capital adequacy risk-weighted asset ratios (CET1, Tier 1, and Total). The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). If the capital adequacy minimum ratios plus the phased-in conservation buffer amount exceed actual risk-weighted capital ratios, then dividends, share buybacks, and discretionary bonuses to executives could be limited in amount.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier 1 and CET1 capital to risk-weighted assets, and of Tier 1 capital to average assets. As permitted by the regulators for financial institutions that are not deemed to be “advanced approaches” institutions, the Company has elected to opt out of the Basel III requirement to include accumulated other comprehensive income in risk-based capital. Management believes, at March 31, 2018 and December 31, 2017, that the Bank meets all capital adequacy requirements to which it is subject.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

As defined in applicable regulations and set forth in the tables below, the Company and the Bank continue to exceed the regulatory capital minimum requirements and the Bank continues to exceed the “well capitalized” standards at the dates indicated:

			Amount of Capital Required
	Actual		Minimum Required for Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2018:
Tier 1 Leverage Ratio
Consolidated	$249,304	15.24%	$65,439	4.00%	$81,798	5.00%
Bank	$242,192	14.84%	$65,283	4.00%	$81,604	5.00%
Common Equity Tier 1 Risk-Based Capital Ratio
Consolidated	$245,857	17.95%	$61,620	4.50%	$89,007	6.50%
Bank	$242,192	17.72%	$61,502	4.50%	$88,837	6.50%
Tier 1 Risk-Based Capital Ratio
Consolidated	$249,304	18.21%	$82,161	6.00%	$109,547	8.00%
Bank	$242,192	17.72%	$82,003	6.00%	$109,338	8.00%
Total Risk-Based Capital Ratio
Consolidated	$313,402	22.89%	$109,547	8.00%	$136,934	10.00%
Bank	$256,725	18.78%	$109,338	8.00%	$136,672	10.00%
As of December 31, 2017:
Tier 1 Leverage Ratio
Consolidated	$238,219	14.35%	$66,423	4.00%	$83,029	5.00%
Bank	$232,765	14.50%	$64,214	4.00%	$80,267	5.00%
Common Equity Tier 1 Risk-Based Capital Ratio
Consolidated	$234,794	17.54%	$60,233	4.50%	$87,003	6.50%
Bank	$232,765	17.42%	$60,122	4.50%	$86,843	6.50%
Tier 1 Risk-Based Capital Ratio
Consolidated	$238,219	17.80%	$80,311	6.00%	$107,081	8.00%
Bank	$232,765	17.42%	$80,163	6.00%	$106,884	8.00%
Total Risk-Based Capital Ratio
Consolidated	$301,802	22.55%	$107,081	8.00%	$133,851	10.00%
Bank	$246,820	18.47%	$106,884	8.00%	$133,605	10.00%

The California Financial Code generally acts to prohibit banks from making a cash distribution to its shareholders in excess of the lesser of the bank’s undivided profits or the bank’s net income for its last three fiscal years less the amount of any distribution made by the bank’s shareholders during the same period.

The California General Corporation Law generally acts to prohibit companies from paying dividends on common stock unless its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend. If a company fails this test, then it may still pay dividends if after giving effect to the dividend the company’s assets are at least 125% of its liabilities.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

Additionally, the Federal Reserve Bank has issued guidance which requires that they be consulted before payment of a dividend if a bank holding company does not have earnings over the prior four quarters of at least equal to the dividend to be paid, plus other holding company obligations.

NOTE 15—FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected and selling costs (Level 3).

Appraisals for other real estate owned are performed by state licensed appraisers (for commercial properties) or state certified appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. When a Notice of Default is recorded, an appraisal report is ordered. Once received, a member of the credit administration department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison to independent data sources such as recent market data or industry wide-statistics for residential appraisals. Commercial appraisals are sent to an independent third party to review. The Company also compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustments, if any, should be made to the appraisal values on any remaining other real estate owned to arrive at fair value. If the existing appraisal is older than twelve months a new appraisal report is ordered. No significant adjustments to appraised values have been made as a result of this comparison process as of March 31, 2018.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at March 31, 2018 and December 31, 2017:

	Fair Value Measurements Using:
(dollars in thousands)	Level 1	Level 2	Level 3	Total
March 31, 2018
Assets measured at fair value:
On a recurring basis:
Securities available for sale
Government agency securities		$7,482		$7,482
Mortgage-backed securities
Government sponsored agencies		37,672		37,672
Corporate debt securities		37,694		37,694

	$—	$82,848	$—	$82,848

On a non-recurring basis:
Other real estate owned	$—	$—	$293	$293

December 31, 2017
Assets measured at fair value:
On a recurring basis:
Securities available for sale
Government agency securities		$7,816		7,816
Mortgage-backed securities
Government sponsored agencies		39,215		39,215
Corporate debt securities		17,926		17,926

	$—	$64,957	$—	$64,957

On a non-recurring basis:
Other real estate owned	$—	$—	$293	$293

No write-downs to OREO were recorded in for the three months ended March 31, 2018 or for the year ended December 31, 2017.

Quantitative information about the Company’s non-recurring Level 3 fair value measurements at March 31, 2018 and December 31, 2017 is as follows:

(dollars in thousands)	Fair Value Amount	Valuation Technique	Unobservable Input	Adjustment Range	Weighted- Average Adjustment
March 31, 2018
Other real estate owned	$293	Third Party Appraisals	Management Adjustments to Reflect Current Conditions and Selling Costs	21%	21%
December 31, 2017
Other real estate owned	$293	Third Party Appraisals	Management Adjustments to Reflect Current Conditions and Selling Costs	21%	21%

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 16—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

Fair value measurement and disclosure standards also establish a framework for measuring fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Further, the standards establish a fair value hierarchy that encourages an entity to maximize the use of observable inputs and limit the use of unobservable inputs when measuring fair values. The standards describe three levels of inputs that may be used to measure fair values:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the factors that market participants would likely consider in pricing an asset or liability.

Fair value estimates are made at a specific point in time based on relevant market data and information about the financial instruments. The estimates incorporate our assumptions with regard to the impact of prepayments on future cash flows and credit quality adjustments based on risk characteristics of various financial instruments, among other things. The estimates are subjective and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly alter the fair values presented.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

The fair value hierarchy level and estimated fair value of significant financial instruments at March 31, 2018 and December 31, 2017 are summarized as follows:

		March 31,		December 31,
		2018		2017
(dollars in thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	Level 1	$53,535	$53,535	$70,048	$70,048
Federal funds sold and other cash equivalents	Level 1	25,000	25,000	80,000	80,000
Interest-earning deposits in other financial institutions	Level 1	600	600	600	600
Investment securities—AFS	Level 2	82,848	82,848	64,957	64,957
Investment securities—HTM	Level 2	9,998	10,020	10,009	10,250
Mortgage loans held for sale	Level 1	183,391	128,491	125,847	128,972
Loans, net	Level 3	1,247,971	1,288,740	1,235,301	1,236,289
Financial Liabilities:
Deposits	Level 2	1,373,504	1,371,213	$1,337,281	$1,336,353
FHLB advances	Level 2	—	—	25,000	25,000
Long-term debt	Level 2	49,564	41,950	49,528	44,319
Subordinated debentures	Level 3	3,447	3,625	3,424	3,348

NOTE 17—EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	Three Months Ended
	March 31
	2018		2017
(dollars in thousands except per share amounts)	Income	Shares	Income	Shares
Net income as reported	$8,847		$5,493
Shares outstanding		16,288,928		12,827,803
Impact of weighting shares		(206,033)		—

Used in basic EPS	8,847	16,082,895	5,493	12,827,803
Dilutive effect of outstanding
Stock options		1,079,425		897,918

Used in dilutive EPS	$8,847	17,162,320	$5,493	13,725,721

Basic earnings per common share	$0.55		$0.43
Diluted earnings per common share	$0.52		$0.40

NOTE 18—QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company began investing in qualified housing projects in 2016. At March 31, 2018 and December 31, 2017, the balance of the investment for qualified affordable housing projects was $8,031,000 and $5,670,000, respectively. This balance is reflected in the accrued interest and other assets line on the consolidated balance sheets. Total unfunded commitments related to the investments in qualified housing projects totaled $6,264,000

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

and $4,194,000 at March 31, 2018 and December 31, 2017, respectively. The Company expects to fulfill these commitments during the years ending 2027 and 2028.

For the three months ended March 31, 2018 and 2017, the Company recognized amortization expense of $139,000 and $22,000, respectively, which was included within income tax expense on the consolidated statements of income.

NOTE 19—RECENT DEVELOPMENTS

On April 18, 2018, RBB Bancorp declared a cash dividend of $0.09 per share for the first quarter of 2018. The dividend is payable on May 15, 2018 to common shareholders of record as of April 30, 2018.

On April 23, 2018, RBB Bancorp and First American International Corporation, New York, New York (FAIC) entered into an Agreement and Plan of Merger (the Merger Agreement), providing for the merger of FAIC with and into RBB Bancorp, with RBB Bancorp as the surviving corporation (the Merger). Immediately following the effectiveness of the Merger, First American International Bank, a wholly-owned subsidiary of FAIC (FAIB) will be merged with and into the Bank, with the Bank being the surviving bank in the merger (the Bank Merger).

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the Effective Time), each share of the common stock of FAIC will be convertible into the right to receive (i) 1.3472 shares of the common stock, no par value per share, of RBB Bancorp and (ii) $15.30 in cash (such consideration set forth in clauses (i) and (ii), the Per Share Merger Consideration). Holders of in-the-money FAIC stock options (FAIC Stock Options) will receive an amount equal to (1) $51.00 minus (2) the exercise price per share with respect to the corresponding FAIC Stock Option.

Pursuant to the terms of the Merger Agreement, RBB Bancorp and FAIC have agreed that FAIC will repurchase its currently outstanding $17 million of preferred stock held by the U.S. Department of the Treasury and issued under the Troubled Asset Relief Program prior to completion of the Merger (the TARP Redemption) and that the Bank will assist in financing such repurchase, if necessary. Royal Business Bank has committed to lend FAIC $17 million for up to one month, if necessary.

The Merger is expected to close in the second half of 2018, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of FAIC’s shareholders. Each director of FAIC has entered into an agreement with RBB Bancorp pursuant to which they have committed to vote their shares of FAIC common stock in favor of the proposed acquisition.

FIRST AMERICAN INTERNATIONAL CORP.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

Brooklyn, New York

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Independent Auditor’s Report

Board of Directors and Stockholders

First American International Corp.

Brooklyn, New York

We have audited the accompanying consolidated financial statements of First American International Corp. and its subsidiaries, which comprise the consolidated statements of financial condition as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First American International Corp. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York

March 9, 2018

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2017 and 2016

	2017	2016
ASSETS
Cash and due from banks—noninterest bearing	$5,096,701	$5,038,332
Due from banks—interest-bearing overnight and money market accounts	85,152,433	50,969,087
Federal funds sold—overnight	781,000	220,000

Cash and cash equivalents	91,030,134	56,227,419

Time deposits with banks	3,800,066	3,796,802
Securities available for sale	16,902,282	28,068,002
Securities held to maturity (fair value of $26,821,316 and $28,488,625 at December 31, 2017 and 2016, respectively)	26,931,942	28,577,765
Loans held for sale	440,000	2,528,000
Loans receivable, net	704,656,904	667,108,934
Bank premises and equipment, net	6,396,523	6,920,782
Federal Home Loan Bank (“FHLB”) stock, at cost	7,613,100	7,821,100
Accrued interest receivable	2,740,936	2,661,426
Mortgage servicing rights	9,131,030	7,008,026
Other assets	3,288,199	5,569,018

	$872,931,116	$816,287,274

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand	$147,696,322	$136,162,533
NOW	4,950,724	5,148,635
Money market and savings	169,382,786	163,638,057
Time deposits	307,738,028	267,742,533

	629,767,860	572,691,758
Other borrowed funds	150,000,000	156,000,000
Junior subordinated debentures	7,217,000	7,217,000
Accrued interest payable	2,462,252	1,773,099
Accounts payable and other liabilities	4,156,351	5,869,179

Total liabilities	793,603,463	743,551,036
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.01 par value, 750,000 shares authorized; Series B preferred stock, $0.01 par value; 17,000 shares authorized, issued and outstanding; and aggregate liquidation value of $17,000,000 at December 31, 2017 and 2016, respectively	170	170
Common stock, $.0001 par value; 8,000,000 shares authorized; and 2,206,546 shares issued and 2,204,046 shares outstanding at December 31, 2017 and 2016	221	221
Non-controlling interest	71,500	71,500
Additional paid-in capital	55,235,383	54,679,267
Treasury stock, 2,500 shares of common stock at cost	(68,000)	(68,000)
Retained earnings	24,115,246	18,084,100
Accumulated other comprehensive loss	(26,867)	(31,020)

Total stockholders’ equity	79,327,653	72,736,238

	$872,931,116	$816,287,274

See accompanying notes to the consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

December 31, 2017 and 2016

	2017	2016
Interest and dividend income
Loans, including fees	$32,444,276	$28,165,213
Securities	1,186,356	1,565,138
FHLB Stock	434,548	278,626
Due from banks and money market accounts	731,234	219,996
Federal funds sold	13,952	5,026

	34,810,366	30,233,999
Interest expense
Deposits	4,855,590	3,328,847
Other borrowed funds	2,725,541	2,343,398
Junior subordinated debentures	256,427	211,959

	7,837,558	5,884,204

Net interest income	26,972,808	24,349,795
Provision for loan losses	148,982	367,000

Net interest income after provision for loan losses	26,823,826	23,982,795
Noninterest income
Service and transaction fees	4,540,225	4,395,110
Gain on sale of fixed assets held of sale	—	740,003
(Loss) Gain on sale, redemption and recovery of securities, net	(86,135)	435,247
Grants from U.S. Treasury Department	227,282	—
Gain on sales of loans, net	7,919,685	2,713,844

	12,601,057	8,284,204
Noninterest expenses
Salaries and employee benefits	14,690,340	13,083,490
General and administrative	9,155,027	6,712,385
Depreciation, amortization and occupancy	4,256,874	4,243,158

	28,102,241	24,039,033
Income before income tax expense	11,322,642	8,227,966
Income tax expense	4,462,027	2,835,674

Net income	6,860,615	5,392,292
Preferred stock dividends and discount accretion	829,469	806,093

Net income available to common stockholders	$6,031,146	$4,586,199

Earnings per common share:
Basic	$2.74	$2.08

Diluted	$2.73	$2.08

Net income	$6,860,615	$5,392,292
Unrealized holding (loss) gain arising during the period	(91,151)	582,247
Reclassification adjustment for losses (gains) included in gain (loss) on sale of securities, net in the statements of operations and comprehensive income	86,135	(435,247)
Tax effect	9,168	(49,980)

Other comprehensive income, net of tax:
Unrealized gain on securities, net of reclassifications and taxes	$4,153	$97,020

Comprehensive income	$6,864,768	$5,489,312

See accompanying notes to the consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

December 31, 2017 and 2016

	Preferred Stock (Series B)		Common Stock		Number of Shares	Non- Controlling Interest	Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount	Number of Shares	Amount				Number of Shares	Amount
Balance at December 31, 2015	17,000	$170	2,201,446	$220	144	$72,000	$54,213,710	(2,500)	$(68,000)	$13,504,520	$(128,040)	$67,594,580
Adjustment	—	—	—	—	—	—	6,619	—	—	(6,619)	—	—
Net Income	—	—	—	—	—	—	—	—	—	5,392,292	—	5,392,292
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	97,020	97,020
Dividends FAIB Capital Corp	—	—	—	—	—	—	—	—	—	(7,150)	—	(7,150)
Preferred stock repurchased and retired	—	—	—	—	(1)	(500)	—	—	—	—	—	(500)
Restricted stock issued	—	—	5,100	1	—	—	—	—	—	—	—	1
Preferred stock dividends	—	—	—	—	—	—	458,938	—	—	(798,943)	—	(340,005)

Balance at December 31, 2016	17,000	$170	2,206,546	$221	143	$71,500	$54,679,267	(2,500)	$(68,000)	$18,084,100	$(31,020)	$72,736,238
Net Income	—	—	—	—	—	—	—	—	—	6,860,615	—	6,860,615
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	4,153	4,153
Dividends FAIB Capital Corp	—	—	—	—	—	—	—	—	—	(7,150)	—	(7,150)
Preferred stock repurchased and retired	—	—	—	—	—	—	—	—	—	—	—	—
Restricted stock award	—	—	—	—	—	—	73,797	—	—	—	—	73,797
Preferred stock dividends	—	—	—	—	—	—	482,319	—	—	(822,319)	—	(340,000)

Balance at December 31, 2017	17,000	$170	2,206,546	$221	143	$71,500	$55,235,383	(2,500)	$(68,000)	$24,115,246	$(26,867)	$79,327,653

See accompanying notes to the consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities
Net income	$6,860,615	$5,392,292
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	148,982	367,000
Loss (Gain) on sale, redemption and recovery of securities, net	86,135	(435,247)
Gain on sale of loans held for sale	(2,248,585)	(2,825,320)
Gain on sale of loans held for investment	(5,560,951)	(1,583,963)
Change in fair value of mortgage servicing rights	(110,092)	1,695,439
Depreciation	1,065,939	1,096,022
Gain on sale of fixed assets held for sale	—	(740,003)
Deferred tax expense (benefit)	2,545,843	(1,350,542)
Residential mortgage loans originated for sale	(85,212,325)	(105,295,844)
Proceeds from sales of residential mortgage loans held for sale	88,919,829	108,398,386
Proceeds from sale of commercial loan held for sale	—	1,100,000
Restricted Stock award	73,797	—
Increase in accrued interest receivable	(79,510)	(480,869)
(Increase) Decrease in other assets	(265,025)	516,941
(Decrease) Increase in accrued interest payable, accounts payable and other liabilities	(1,023,675)	2,256,343

Net cash provided by operating activities	5,200,977	8,110,635
Cash flows from investing activities
Proceeds from sales of securities AFS	1,743,158	14,897,421
Proceeds from maturities, calls, redemption and principal payments of securities AFS	9,340,579	8,163,030
Proceeds from maturities, calls and principal payments of securities HTM	1,645,823	1,748,002
Purchases of securities HTM	—	(8,047,930)
Sale (Purchase) of FHLB stock	208,000	(1,922,200)
Proceeds from sale of commercial loan	—	860,000
(Decrease) Increase in time deposits with banks	(3,264)	149,962
Net increase in loans receivable	(177,504,465)	(198,265,787)
Proceeds from sales of residential mortgage loans	143,984,635	37,567,407
Proceeds from sale of fixed assets	—	740,003
Capital expenditures	(541,680)	(698,046)

Net cash used in investing activities	(21,127,214)	(144,808,138)
Cash flows from financing activities
Dividends paid on Series B preferred stock	(340,000)	(340,005)
Dividends paid on REIT preferred stock	(7,150)	(7,150)
Preferred stock repurchase and retirement	—	(500)
Proceeds from other borrowed funds	—	92,367,000
Repayment of other borrowed funds	(6,000,000)	(53,367,000)
Net increase in deposits	57,076,102	127,220,300

Net cash provided by financing activities	50,728,952	165,872,645

Net increase in cash and cash equivalents	34,802,715	29,175,142
Cash and cash equivalents, beginning of year	56,227,419	27,052,277

Cash and cash equivalents, end of year	$91,030,134	$56,227,419

Supplemental disclosures of cash flow information
Cash paid for
Interest	$7,148,405	$5,174,085
Income taxes	3,484,597	3,000,000
Supplemental non-cash disclosures
Transfer of loans receivable to loans held for sale	$140,333,540	$36,877,280

See accompanying notes to the consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: First American International Corp. (“Company”) is a bank holding company headquartered in Sunset Park, Brooklyn, New York. Through its subsidiaries, First American International Bank (“Bank”), FAIB Capital Corp. (“REIT”) and FAIC Insurance Services, Inc., the Company provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, including loans and deposits, mortgage banking, insurance and other financial services.

The Bank is a New York State chartered commercial bank. The Bank is a member of the Federal Deposit Insurance Corporation (“FDIC”) and provides full banking services to customers through its eight branches located in Brooklyn, Queens and Manhattan.

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America (with U.S. generally accepted accounting principles) management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of deferred tax assets.

Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash and amounts with maturities less than 90 days including due from banks, interest and non-interest-bearing, overnight, money market accounts and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions, including money market funds and time deposits with banks are carried at cost.

Securities: Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held for Sale: Loans intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans originated for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage, commercial, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Interest income may be discontinued on loans less than 90 days past due at discretion of management. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The current factors for which the Company evaluates when determining adjustments to the historical loss factors include changes to, or the strength of the Company’s underwriting and related policies and procedures, economic trends within the tri-state area, changes within the composition of the portfolio, related to either changes in underlying loan types or the underlying past due or nonaccrual status within that loan type, changes in management and staff, trends within the underlying collateral values, regulatory factors, and evaluation of credit concentrations.

The following portfolio segments have been identified: Commercial and industrial loans, commercial real estate loans, residential real estate loans, and consumer and installment loans.

Commercial and industrial loans: Commercial credit is extended to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within our geographic regions. These loans are generally underwritten individually and secured with the assets of the borrower and the personal guarantee of the business owners. Commercial loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower.

Commercial real estate loans: Commercial real estate loans, including multifamily, are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property type. Commercial real estate loans also include construction loans, which are primarily collateralized by the acquired land and the constructed premises. These loans require continuous attention and monitoring of the construction progress. The repayment of these loans is contingent upon the borrower’s ability to complete and sell the constructed property or generate enough rental income to service the permanent debt. As a result the risk with these loans is that they are contingent upon future events whose probability at the time of origination is uncertain. Therefore these loans receive a higher risk rating than all other loan types.

Residential real estate loans: Residential mortgage loans represent loans to consumers for the purchase or refinance of a one-to-four family residence. These loans are generally financed as fifteen to thirty year mortgages, and in most cases, are extended to borrowers to finance their primary residence. Real estate market values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses.

Consumer and installment loans: Consumer loans are primarily comprised of lines of credit or closed-end loans secured by second mortgages. The maximum amount of a home equity line of credit is generally limited to 80% (with acceptable credit scores) of the appraised value of the property less the balance of the first mortgage. Consumer loans also include installment loans made directly to consumers. These loans have a specific matrix which consists of several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower.

Bank Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets, or lease term, whichever is shorter.

Federal Home Loan Bank (“FHLB”) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Mortgage Servicing Rights: When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included with service and transaction fees on the Consolidated Statements of Income and Comprehensive Income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. There was no other real estate owned as of December 31, 2017 or 2016.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law resulting in a reduction in the Company’s federal income tax rate to 21% from 34% effective January 1, 2018.

In February 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which would require entities to reclassify from accumulated other comprehensive income (AOCI) to retained earnings the effects of the change in the federal tax rate under the TCJA on deferred amounts that were originally recorded in other comprehensive income (OCI). The amount of the reclassification would exclude the effects of any valuation allowance previously charged to income from continuing operations. The Company has chosen not to adopt this ASU early; however, if the Company had adopted this ASU it would have resulted in a reclassification of $14,225 from AOCI to retained earnings in the consolidated financial statements.

Stock-Based Compensation: Compensation cost is recognized for stock options issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Earnings Per Common Share: Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of the change in unrealized gain (loss) on securities available for sale, net of reclassification adjustments and tax effects.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments, which include due from banks and loans receivable. As of December 31, 2017 and 2016, the Company had approximately $2,250,000 and $2,251,000, respectively, in deposit balances at certain financial institutions which were in excess of usual federally-insured limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to these cash investments.

There are no significant concentrations of loans to any one industry or customer. However, the majority of the Company’s loans and loan commitments have been granted to customers in the Company’s market area. Accordingly, the collectability of loans and management’s ability to increase net interest income will be impacted, to some extent, by economic conditions in the New York metropolitan area.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through March 9, 2018, which is the date the financial statements were available to be issued.

NOTE 2—SECURITIES

The amortized cost and fair value of securities available for sale, and related gross unrealized gains and losses were are follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Municipal securities	$—	$—	$—	$—
U.S. Treasury securities	—	—	—	—
Mortgage backed securities—residential	2,259,705	6,660	(21,155)	2,245,210
Mortgage backed securities—commercial	2,544,872	—	(34,540)	2,510,332
Corporate note securities	9,936,067	16,061	(12,063)	9,940,065
Collateralized mortgage obligations	2,213,654	10,206	(17,185)	2,206,675

	$16,954,298	$32,927	$(84,943)	$16,902,282

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
Municipal securities	$2,212,535	$2,489	$(3,926)	$2,211,098
U.S. Treasury securities	1,000,050	348	—	1,000,398
Mortgage backed securities—residential	4,044,440	15,387	(24,385)	4,035,442
Mortgage backed securities—commercial	4,729,046	614	(48,370)	4,681,290
Corporate note securities	12,205,230	28,291	(26,844)	12,206,677
Collateralized mortgage obligations	3,923,701	19,716	(10,320)	3,933,097

	$28,115,002	$66,845	$(113,845)	$28,068,002

The amortized cost and fair value of securities held to maturity, and related gross unrealized gains and losses, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. Government Agencies	$999,802	$—	$(4,947)	$994,855
Municipal securities	1,295,354	30,400	(2,031)	1,323,723
U.S. Treasury securities	998,404	—	(2,115)	996,289
Mortgage backed securities—residential	3,449,491	3,529	(42,588)	3,410,432
Mortgage backed securities—commercial	2,309,543	115	(21,928)	2,287,730
Corporate note securities	17,122,042	72,026	(137,049)	17,057,019
Collateralized mortgage obligations	757,306	—	(6,038)	751,268

	$26,931,942	$106,070	$(216,696)	$26,821,316

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
U.S. Government Agencies	$999,581	$—	$(2,343)	$997,238
Municipal securities	1,355,596	32,082	(4,096)	1,383,582
U.S. Treasury securities	996,685	6,948	—	1,003,633
Mortgage backed securities—residential	3,980,903	13,092	(57,690)	3,936,305
Mortgage backed securities—commercial	3,106,576	4,553	(12,631)	3,098,498
Corporate note securities	17,194,253	50,072	(117,911)	17,126,414
Collateralized mortgage obligations	944,171	4,288	(5,504)	942,955

	$28,577,765	$111,035	$(200,175)	$28,488,625

The amortized cost and fair value of debt securities by final contractual maturity at year-end 2017 were as follows:

	Available For Sale
	Amortized Cost	Fair Value
Due before one year	$146,463	$146,012
Due after one year through five years	10,645,884	10,647,118
Due five years through ten years	1,270,641	1,247,008
Due over ten years	4,891,310	4,862,144

	$16,954,298	$16,902,282

	Held To Maturity
	Amortized Cost	Fair Value
Due before one year	$4,318,133	$4,308,939
Due after one year through five years	16,950,633	16,901,774
Due five years through ten years	2,473,791	2,470,974
Due over ten years	3,189,385	3,139,629

	$26,931,942	$26,821,316

Securities with a carrying amount of approximately $1,000,000 and $2,000,000 were pledged as collateral to secure borrowings as of December 31, 2017 and 2016, respectively.

During 2017, proceeds from the sales of securities were $1,743,158 with gross realized losses of $86,135. During 2016, proceeds from sales of securities were $14,897,421 with gross realized gains of $319,115 and gross realized losses of $4,391. Additionally, as the result of a bankruptcy liquidation, in 2016 the Company received proceeds of $111,134 pertaining to a security which had previously been fully written-off in 2009. In addition, there was a gain on redemption of a security in 2016 of $9,389.

Securities with unrealized losses at year-end 2017 and 2016, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

Available for sale:

	Less Than 12 Months		12 Months or Greater		Totals
	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
December 31, 2017
Municipal securities	$—	$—	$—	$—	$—	$—
U.S. Treasuries	—	—	—	—	—	—
Mortgage backed securities—residential	676,353	(3,197)	718,595	(17,958)	1,394,948	(21,155)
Mortgage backed securities—commercial	513,621	(2,348)	1,996,711	(32,192)	2,510,332	(34,540)
Corporate notes	6,870,581	(12,063)	—	—	6,870,581	(12,063)
Collateralized mortgage obligations	1,095,772	(7,603)	503,700	(9,582)	1,599,472	(17,185)

Total	$9,156,327	$(25,211)	$3,219,006	$(59,732)	$12,375,333	$(84,943)

December 31, 2016
Municipal securities	$1,196,437	$(3,926)	$—	$—	$1,196,437	$(3,926)
U.S. Treasuries	—	—	—	—	—	—
Mortgage backed securities—residential	769,342	(4,236)	823,068	(20,149)	1,592,410	(24,385)
Mortgage backed securities—commercial	2,901,909	(21,091)	1,025,273	(27,279)	3,927,182	(48,370)
Corporate notes	3,001,711	(8,994)	2,047,242	(17,850)	5,048,953	(26,844)
Collateralized mortgage obligations	1,899,075	(7,526)	115,836	(2,794)	2,014,911	(10,320)

Total	$9,768,474	$(45,773)	$4,011,419	$(68,072)	$13,779,893	$(113,845)

As of December 31, 2017 and 2016, there were 22 and 51 securities, respectively, with unrealized losses of less than 12 months and 9 and 7 securities, respectively, with unrealized losses of greater than 12 months. At December 31, 2017 and 2016, all of the securities in an unrealized loss position had interest rate sensitivity and the cause of the temporary impairment was directly related to the change in interest rates. The Company generally views changes in fair value caused by changes in interest rates as temporary, which is consistent with its experience. None of the unrealized losses are related to credit losses. Therefore, at December 31, 2017 and 2016, the impairments were deemed temporary based on (1) the direct relationship of the decline in fair value to movements in interest rates and (2) the estimated remaining life and high credit quality of the investments.

Held to maturity:

	Less Than 12 Months		12 Months or Greater		Totals
	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
December 31, 2017
U.S. Government agencies	$—	$—	$994,855	$(4,947)	$994,855	$(4,947)
Municipal securities	—	—	577,001	(2,031)	577,001	(2,031)
U.S. Treasuries	996,289	(2,115)	—	—	996,289	(2,115)
Mortgage backed securities—residential	1,621,834	(16,708)	891,327	(25,880)	2,513,161	(42,588)
Mortgage backed securities—commercial	467,709	(877)	1,079,069	(21,051)	1,546,778	(21,928)
Corporate notes	7,013,503	(101,673)	1,000,914	(35,375)	8,014,417	(137,048)
Collateralized mortgage obligations	564,387	(26)	186,881	(6,012)	751,268	(6,038)

Total	$10,663,722	$(121,399)	$4,730,047	$(95,296)	$15,393,769	$(216,695)

December 31, 2016
U.S. Government agencies	$997,238	$(2,343)	$—	$—	$997,238	$(2,343)
Municipal securities	580,606	(4,096)	—	—	580,606	(4,096)
U.S. Treasuries	—	—	—	—	—	—
Mortgage backed securities—residential	3,000,927	(57,690)	—	—	3,000,927	(57,690)
Mortgage backed securities—commercial	887,066	(4,226)	443,352	(8,405)	1,330,418	(12,631)
Corporate notes	9,323,752	(117,911)	—	—	9,323,752	(117,911)
Collateralized mortgage obligations	218,647	(5,504)	—	—	218,647	(5,504)

Total	$15,008,236	$(191,770)	$443,352	$(8,405)	$15,451,588	$(200,175)

As of December 31, 2017 and 2016, there were 13 and 27 securities, respectively, with unrealized losses of less than 12 months and there were 8 and 1 securities, respectively, with unrealized losses of greater than 12 months. At December 31, 2017 and 2016, each of the securities in an unrealized loss position had interest rate sensitivity and the cause of the temporary impairment was directly related to the change in interest rates. The issuers continue to pay interest and principal as expected and required. The Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities prior to their anticipated recovery.

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when conditions warrant such evaluation. Factors considered in determining whether an impairment is other-than-temporary includes the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and whether management intends to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery.

NOTE 3—LOANS RECEIVABLE

The summary of the balance of loans receivable as of December 31 were as follows:

	2017	2016
Real estate—commercial	$265,318,872	$275,430,862
Real estate—residential	446,277,311	401,833,157
Commercial and industrial	4,872,961	1,194,029
Consumer and installment	322,898	381,894

	716,792,042	678,839,942
Less: Net deferred loan fees	(2,622,104)	(2,486,894)
Allowance for loan losses	(9,513,034)	(9,244,114)

Loans receivable, net	$704,656,904	$667,108,934

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2017 and 2016:

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Total
December 31, 2017
Allowance for loan losses:
Beginning balance	$4,840,517	$4,370,420	$27,651	$5,526	$9,244,114
Provision for loan losses	(239,648)	396,114	(7,605)	121	148,982
Loans charged-off	—	(153)	—	(40)	(193)
Recoveries	—	25,131	95,000	—	120,131

Total ending allowance balance	$4,600,869	$4,791,512	$115,046	$5,607	$9,513,034

December 31, 2016
Allowance for loan losses:
Beginning balance	$4,136,272	$4,570,176	$18,666	$4,672	$8,729,786
Provision for loan losses	604,742	(220,917)	(22,015)	5,190	367,000
Loans charged-off	—	—	—	(4,336)	(4,336)
Recoveries	99,503	21,161	31,000	—	151,664

Total ending allowance balance	$4,840,517	$4,370,420	$27,651	$5,526	$9,244,114

The following table presents information related to loans individually and collectively evaluated for impairment by class of loans as of and for the years ended December 31, 2017 and 2016:

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Total
December 31, 2017
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$7,965	$—	$—	$7,965
Collectively evaluated for impairment	4,600,870	4,783,546	115,046	5,607	9,505,069

Total ending allowance balance	$4,600,870	$4,791,511	$115,046	$5,607	$9,513,034

Loans:
Individually evaluated for impairment	$754,368	$1,979,579	$—	$—	$2,733,947
Collectively evaluated for impairment	264,564,504	444,297,732	4,872,961	322,898	714,058,095

Total ending loan balance	$265,318,872	$446,277,311	$4,872,961	$322,898	$716,792,042

December 31, 2016
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$28,251	$—	$—	$28,251
Collectively evaluated for impairment	4,840,517	4,342,169	27,651	5,526	9,215,863

Total ending allowance balance	$4,840,517	$4,370,420	$27,651	$5,526	$9,244,114

Loans:
Individually evaluated for impairment	$1,707,920	$1,526,406	$—	$—	$3,234,326
Collectively evaluated for impairment	273,722,942	400,306,751	1,194,029	381,894	675,605,616

Total ending loan balance	$275,430,862	$401,833,157	$1,194,029	$381,894	$678,839,942

The following table presents information related to loans individually evaluated for impairment by class of loans as of and for the years ended December 31, 2017 and 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Losses
December 31, 2017
With no related allowance recorded:
Real estate—commercial	$1,360,542	$754,368	$—
Real estate—residential	2,103,383	1,655,487	—
Commercial and industrial	1,540,625	—	—
Consumer	—	—	—
With an allowance recorded:
Real estate—commercial	—	—	—
Real estate—residential	441,317	324,092	7,965
Commercial and industrial	—	—	—
Consumer	—	—	—

	$5,445,867	$2,733,947	$7,965

December 31, 2016
With no related allowance recorded:
Real estate—commercial	$2,323,860	$1,707,920	$—
Real estate—residential	1,592,376	1,174,732	—
Commercial and industrial	1,540,625	—	—
Consumer	—	—	—
With an allowance recorded:
Real estate—commercial	—	—	—
Real estate—residential	441,317	351,675	28,251
Commercial and industrial	—	—	—
Consumer	—	—	—

	$5,898,178	$3,234,327	$28,251

The following table presents information for loans individually evaluated for impairment as of December 31, 2017 and 2016:

	2017	2016
Average recorded investment:
Real estate—commercial	$1,345,599	$1,976,529
Real estate—residential	1,877,200	1,715,299

	$3,222,799	$3,691,828

Interest income recognized during impairment	$—	$—
Cash basis interest income recognized	$—	$—

The following tables present the recorded investment in nonaccrual and loans past due over 90 days with interest still on accrual by class of loans as of December 31, 2017 and 2016:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	2017	2016	2017	2016
Real estate—commercial	$754,368	$1,707,921	$—	$—
Real estate—residential	1,979,579	1,526,406	—	—
Commercial and industrial	—	—	—	—
Consumer and installment	—	—	—	—

	$2,733,947	$3,234,327	$—	$—

Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following tables present the aging of the recorded investment in past due loans by class of loans as of December 31, 2017 and 2016:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2017
Real estate—commercial	$148,087	$—	$—	$148,087	$265,170,785	$265,318,872
Real estate—residential	166,028	240,908	1,068,444	1,475,380	444,801,931	446,277,311
Commercial and industrial	—	—	—	—	4,872,961	4,872,961
Consumer and installment	684	—	—	684	322,214	322,898

Total	$314,799	$240,908	$1,068,444	$1,624,151	$715,167,891	$716,792,042

December 31, 2016
Real estate—commercial	$10,262,212	$—	$—	$10,262,212	$265,168,650	$275,430,862
Real estate—residential	590,307	388,925	528,497	1,507,729	400,325,428	401,833,157
Commercial and industrial	—	—	—	—	1,194,029	1,194,029
Consumer and installment	1,989	—	—	1,989	379,905	381,894

Total	$10,854,508	$388,925	$528,497	$11,771,930	$667,068,012	$678,839,942

Troubled Debt Restructurings

The Company has a recorded investment in troubled debt restructurings (“TDR”) of $1,036,300 of performing loans and $0 nonperforming loans as of December 31, 2017, compared to $761,700 of performing loans and $389,000 of nonperforming loans as of December 31, 2016. The Company has allocated $8,000 and $28,300 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2017 and 2016. The Company has not committed to lend any additional amounts as of December 31, 2017 and 2016, to customers with outstanding loans that are classified as troubled debt restructurings.

The Company will consider troubled debt restructures where: (a) the borrower is experiencing financial difficulties; (b) when adverse financial or legal events have decreased the likelihood that the Company will receive payment in full in accordance with the original loan terms; (c) troubled debt restructuring may be granted to borrowers who the Company determines are willing to work with the Company to repay their debts and the troubled debt restructuring increases the likelihood that the Company will maximize its recovery on the loan.

There were no troubled debt restructurings during the years ended December 31, 2017 and 2016.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

There were no loans modified in troubled debt restructurings during the previous 12 months for which there was a payment default during the years ended December 31, 2017 and 2016.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $250,000 and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special mention—Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Based on the most recent analysis performed, the risk category of loans by class of loans as of December 31, 2017 and 2016, is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2017
Real estate—commercial	$256,116,496	$7,747,736	$1,454,640	$—	$265,318,872
Real estate—residential	444,036,732	260,999	1,979,580	—	446,277,311
Commercial and industrial	4,872,961	—	—	—	4,872,961
Consumer and installment	322,898	—	—	—	322,898

Total	$705,349,087	$8,008,735	$3,434,220	$—	$716,792,042

December 31, 2016
Real estate—commercial	$272,038,258	$532,583	$2,860,021	$—	$275,430,862
Real estate—residential	399,499,799	266,005	2,067,353	—	401,833,157
Commercial and industrial	1,194,029	—	—	—	1,194,029
Consumer and installment	381,894	—	—	—	381,894

Total	$673,113,980	$798,588	$4,927,374	$—	$678,839,942

For loans with an outstanding balance lower than $250,000 and homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk. Payment status is reviewed on a daily basis by the Company’s Credit Department and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these loans at December 31, 2017 and 2016, is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these loans at December 31, 2017 and 2016 is presented in the recorded investment in nonaccrual loans table.

As of December 31, 2017, the Company had 3 residential loans with an unpaid principal balance totaling $1,154,000 that were in process of foreclosure. There were 2 residential loans with an unpaid principal balance totaling $614,000 that were in process of foreclosure as of December 31, 2016.

The Company had no loans classified as substandard being held for sale at December 31, 2017 and 2016.

The Company does not make loans to executive officers and directors, and companies in which they have a beneficial ownership (related parties) in the normal course of business. During 2017 or 2016, there were no material related party loans.

NOTE 4—BANK PREMISES AND EQUIPMENT

The cost and accumulated depreciation and amortization of bank premises and equipment at year-end were as follows:

	2017	2016
Land	$400,000	$400,000
Buildings and improvements	9,816,893	9,450,017
Furniture, fixtures, automobiles and equipment	6,678,728	6,510,324

	16,895,621	16,360,341
Less: Accumulated depreciation	(10,499,098)	(9,439,559)

	$6,396,523	$6,920,782

Depreciation expense was $1,065,939 and $1,096,022 for 2017 and 2016, respectively.

NOTE 5—DEPOSITS

Scheduled maturities of time deposits for the next five years were as follows:

2018	$184,059,377
2019	87,191,762
2020	34,140,692
2021	1,899,937
2022	446,260

$307,738,028

Deposits at December 31, 2017 and 2016, from related parties, which include officers, directors, stockholders and companies in which Directors of the Board have a significant ownership interest, were $437,135 and $942,783, respectively.

Time deposits over $250,000 were $34,458,779 and $23,720,741 at December 31, 2017 and 2016, respectively.

NOTE 6—OTHER BORROWED FUNDS

The Bank is a member of the FHLB of New York. As such, it is eligible to borrow funds at various terms and maturities offered by the FHLB of New York. At December 31, 2017 and 2016, the Bank had borrowings of $150,000,000 and $156,000,000, respectively, with terms and maturities as follows:

	2017		2016
Maturity	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2017	$—	—	$6,000,000	1.07%
2018	80,500,000	1.72%	80,500,000	1.72%
2019	22,000,000	1.44%	22,000,000	1.44%
2020	45,500,000	2.12%	45,500,000	2.12%
2021	2,000,000	1.70%	2,000,000	1.70%
2022	—	—	—	—

Total	$150,000,000	1.80%	$156,000,000	1.77%

The amount of loans pledged as collateral was approximately $369,600,000 and $306,500,000 at December 31, 2017 and 2016, respectively.

NOTE 7—JUNIOR SUBORDINATED DEBENTURES

The Company formed First American International Statutory Trust I (“Trust”), a Delaware statutory trust in December 2004. The Trust issued 7,000 units of thirty-year fixed/floating rate capital securities with an aggregate liquidation amount of $7,000,000 to an independent investor, and all of its common securities, amounting to $217,000, to the Company, which is included in other assets.

The capital securities of the Trust, which were non-callable for five years until December 15, 2009, mature in 2034 and are a pooled trust preferred fund of Preferred Term Securities XVI, Ltd. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The Company issued to the Trust a $7,217,000 thirty-year fixed/floating rate junior subordinated deferrable interest debenture having substantially similar terms. The subordinated debenture is the sole asset of the Trust. For regulatory reporting purposes, the Federal Reserve Board has indicated that the capital securities qualify as Tier I capital of the Company subject to previously specified limitations, until further notice. If regulators make a determination that the capital securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them.

The capital securities and the subordinated debenture pay interest and dividends, respectively, on a quarterly basis, at a fixed rate per annum of 6.25% through December 15, 2009, and thereafter at a rate per annum equal to the three-month LIBOR plus 2.25% through final maturity on December 15, 2034. The rates at December 31, 2017 and 2016, were 3.84% and 3.21%, respectively. Interest expense on the junior subordinated debentures was $256,427 and $211,959 for the years ended December 31, 2017 and 2016.

NOTE 8—GRANTS

During the years ended December 31, 2017 and 2016, the Bank received grants of $227,282 and $0, respectively, from the U.S. Treasury Department as an award in recognition of its lending and community development activities under the Bank Enterprise Award Program. These grants were recorded in other non-interest income during the years granted.

NOTE 9—INCOME TAXES

Allocation of federal, state and local income tax expense (benefit) follows for the year ended December 31:

	2017	2016
Current
Federal	$1,861,001	$4,150,916
State and local	55,183	35,300

	1,916,184	4,186,216
Deferred
Federal	1,817,173	(1,487,548)
Impact from enactment of federal tax reform	568,592	—
State and local	(97,700)	410,219

	2,288,065	(1,077,329)
Change in valuation allowance	257,778	(273,213)

	$4,462,027	$2,835,674

The income tax expense differs from that computed at the federal statutory rate due to the following at year ended December 31:

	2017	2016
Tax at federal statutory rate of 34%	$3,849,698	$2,797,509
Increase (decrease) resulting from:
Meals and entertainment	22,458	40,222
State and local taxes, net of federal income tax benefit	(221,357)	296,512
Valuation allowance	257,778	(273,213)
Enactment of federal tax reform	568,592	—
Other	(15,142)	(25,356)

	$4,462,027	$2,835,674

The component of the net deferred tax assets are as follows:

	2017	2016
Deferred tax assets
Allowance for loan losses	$3,178,098	$4,090,401
Deferred rent	458,163	771,166
Accrued reserves	67,818	146,463
Nonqualified stock options	96,549	167,133
Accrued litigation	100,989	176,995
Nonaccrual loan interest income	347,641	404,828
Net operating loss carryforwards	616,011	18,501
Net unrealized loss on securities	10,923	15,980
Deferred loan fees and costs	116,840	131,442
Other	141,983	667,113
Total deferred tax assets	5,135,015	6,590,022
Deferred tax liabilities
Depreciation	(236,205)	(389,302)
Prepaid expenses	(32,524)	(8,850)
Mortgage servicing rights	(2,314,516)	(1,801,248)
Other	(458,622)	(4,349)

Total deferred tax liabilities	(3,041,867)	(2,203,749)
Valuation Allowance	(1,174,653)	(916,875)

Net deferred tax asset	$918,495	$3,469,398

The net deferred tax asset is included in other assets in the consolidated statements of financial condition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible. Management considers the estimated reversal of deferred tax items, projected future taxable income and tax planning strategies in making this assessment.

Recent New York State and New York City tax law changes make it unlikely that the Company will be paying any significant New York State or New York City income taxes in the future. Therefore, the Company has established a valuation allowance against its New York State and New York City deferred tax assets as of December 31, 2017 and 2016. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the federal deferred tax assets recorded at December 31, 2017 and 2016.

The Company is generating net loss carryforwards in New York State and New York City due to the law changes. The New York State apportioned net operating loss carryforward is approximately $4,988,000 and the New York City apportioned net operating loss carryforward is approximately $4,469,000. These net operating loss carryforwards begin to expire in 2035. These loss carryforwards have a valuation allowance established against them as management believes it is more likely than not the benefit will not be realized in the future.

At December 31, 2017 and 2016, the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to change significantly in the next twelve months.

The Company’s tax returns remain subject to examination for years after 2013. The Company’s policy is to recognize interest and penalties related to tax matters as a component of income tax expense.

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”), was signed into law. The Act includes several provisions that will affect the Company’s federal income tax expense, including reducing the federal income tax rate to 21% from 34% effective January 1, 2018. As a result of the rate reduction, the Company is required to re-measure, through income tax expense in the period of enactment, the deferred tax assets and liabilities using the enacted rate at which these items are expected to be recovered or settled. The re-measurement of the Company’s net deferred tax asset resulted in additional 2017 deferred income tax expense of $568,592.

NOTE 10—GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	2017	2016
Professional fees	$3,802,718	$1,698,472
Data processing	1,770,433	1,471,788
Office expense	708,255	766,088
Directors fees and expenses	578,078	535,258
FDIC assessment expense	476,256	430,950
Marketing and advertising	443,664	399,586
Stationary and printing	337,737	392,660
Loan processing fees	314,509	454,485
Insurance	236,750	224,087
Non-income taxes (1)	225,600	225,600
Staff training	204,677	83,374
Other	56,350	30,037

	$9,155,027	$6,712,385

(1)

Due to changes in New York City and New York State tax law, the Company no longer pays income taxes to New York City or New York State. The Company started paying taxes based on capital to New York City and New York State in 2015 and records those taxes as general and administrative expenses.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Litigation: The Company is a party to various legal actions normally associated with financial institutions, the aggregate of which, in management’s opinion, would not have a material adverse effect on the financial position of the Company.

Financial Instruments with Off-Balance Sheet Risk: The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2017 and 2016, the following off-balance sheet financial instruments were outstanding whose contract amounts represent credit risk:

	2017	2016
Loan commitments	$48,165,000	$68,021,000
Unfunded commitments under lines of credit	12,155,000	15,050,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments are structured as fixed rate and tied to Prime. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers.

Loan Sales Commitments to Federal National Mortgage Association (“FNMA” or “Fannie Mae”): Best efforts commitments to deliver loans at fixed prices to the secondary mortgage market totaled $6,969,000 and $14,516,000 at December 31, 2017 and 2016, respectively.

Leases: The Company leases branch and office space in Brooklyn, Manhattan, and Queens, New York, under non-cancelable lease agreements expiring at various dates through 2023, excluding renewal options.

At December 31, 2017, future minimum rentals under lease agreements are approximately as follows:

2018	$2,639,000
2019	2,495,000
2020	1,762,000
2021	902,000
2022	553,000
Thereafter	85,000

$8,436,000

Total rental expense for the years ended December 31, 2017 and 2016, was approximately $2,397,000 and $2,408,000, respectively. The leases contain a clause providing that the Company pay for property taxes, maintenance, and utilities for the premises.

NOTE 12—DEFERRED COMPENSATION

Deferred Compensation Plans: The Company has unfunded deferred compensation plans for certain officers of the Bank, as defined, and all directors of the Bank and the Company. Under the program, participants, in the case of officers, may defer receipt of all or a specified portion of regular salaries or bonuses and, in the case of directors, defer all or a specified portion of fees for service as a director and earn interest on their deferred amounts as described in the plans. No compensation amounts have been deferred by eligible participants under these plans since their inception.

Salary Deferral Plan: In April 2005, the Company implemented a qualified 401(k) salary deferral plan (“Plan”) for all eligible employees who are at least 21 years of age, who have been employees for one consecutive year and who are credited with 1,000 hours of service as an employee during the Plan year. Service prior to implementation of the Plan was included for the purpose of determining eligibility to participate. Each participant may elect to make salary deferral contributions to the Plan on a pretax basis. Employee salary deferral contributions are immediately vested.

Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The 401k Plan expense amounted to

$150,000 for the year ended December 31, 2017 and is included in salaries and employee benefits on the accompanying consolidated statements of income. There was no 401k Plan expense for the year ended December 31, 2016.

NOTE 13—STOCK-BASED COMPENSATION PLANS

The Company has 8,000,000 shares of authorized common stock. The Company has reserved 600,000 shares of common stock for issuance of options under the following stock-based compensation plans and 2,400,000 shares of common stock are available for general purposes.

Under the Company’s 2000 and 2005 Incentive Stock Option Plans, options to purchase 150,000 shares (for each plan) of the Company’s common stock may be granted to employees. The exercise price of each option granted under the plans may not be less than 100% of the fair market value (as defined) of the Company’s common stock on the date of the grant. However, for a grantee who owns stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of each option granted shall not be less than 110% of the fair market value of the Company’s common stock on the date of the grant. The term of each option shall be determined by a committee of the Board of Directors but in no event may an option be exercisable more than ten years after the date of grant, except for a more than 10% stockholder, whose options may be exercised no more than five years after the date of grant.

Under the Company’s 2000 and 2005 Directors’ Stock Option Plans, options to purchase up to 150,000 shares (for each plan) of the Company’s common stock may be granted to directors who are not employees of the Company. The exercise price of each option granted under the plan may not be less than 100% of the fair market value (as defined) of the Company’s common stock on the date of the grant. The term of each option shall be determined by a committee of the Board of Directors but in no event may an option be exercisable more than ten years after the date of grant.

The right to grant awards under the 2000 Incentive and Directors’ Stock Option Plans terminated on February 22, 2010. The right to grant awards under the 2005 Incentive and Directors’ Stock Option Plans terminated on March 15, 2015. There were no options granted in 2017 and 2016.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses various assumptions including the risk-free interest, expected term, expected stock price volatility, and dividend yield rates. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior (employee and director options are tracked separately). The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the activity in the stock option plan for 2017 and 2016 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
December 31, 2017
Outstanding at beginning of year	68,000	$24.39
Granted	—	—
Exercised	—	—
Expired	(5,200)	30.00
Forfeited	(5,000)	23.50

Outstanding at end of year	57,800	$23.96	1.18	$363,562

Exercisable at year-end	57,800	$23.96	1.18	$363,562

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
December 31, 2016
Outstanding at beginning of year	76,500	$24.53
Granted	—	—
Exercised	—	—
Expired	(8,500)	25.71
Forfeited	—	—

Outstanding at end of year	68,000	$24.39	2.20	$—

Exercisable at year-end	68,000	$24.39	2.20	$—

There was no compensation cost recognized for stock options for the years ended December 31, 2017 and 2016, respectively. The 57,800 options outstanding as of December 31, 2017 are fully vested.

As of December 31, 2017, there was no unrecognized compensation cost related to non-vested stock options granted under the Plan.

NOTE 14—STOCKHOLDERS’ EQUITY/REGULATORY MATTERS

The Company, on a consolidated basis, and the Bank are subject to various minimum regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Federal banking agencies have adopted proposals that have substantially amended the regulatory capital rules applicable to the Company and the Bank. The amendments implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The amended rules establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The amended rules were effective with respect to Company and the Bank in January 2015, with certain requirements that were to be phased in beginning in 2016, and refined the definition of what constitutes “capital” for purposes of calculating those ratios.

The new minimum capital level requirements applicable to the Bank include: (i) a new Common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6% (increased from 4%); (iii) a Total risk-based capital ratio of 8% (unchanged from prior rules); and (iv) a Tier 1 leverage capital ratio of 4% for all institutions (unchanged from prior rules). The amended rules also established a “capital conservation buffer” of 2.5% above the minimum ratios: (i) a Common equity Tier 1 risk-based capital ratio of 7.0%; (ii) a Tier 1 risk-based capital ratio of 8.5%; and (iii) a Total risk-based capital ratio of 10.5%. The new capital conservation buffer requirement began to be phased in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. The Bank will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the accompanying table) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes that the Company and the Bank met all capital adequacy requirements to which they are subject.

The Company’s and the Bank’s actual capital amounts (dollars in thousands) and ratios are also presented in the following tables:

	Actual		Minimum Capital Requirements For Capital Adequacy Purposes			Minimum to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio		Amount	Ratio
December 31, 2017
Tier 1 leverage ratio
Bank	$85,489	9.88%	$34,609	≥	4.00%	$43,262	≥	5.00%
Company	86,349	9.98%	34,616	≥	4.00%	N/A		N/A
Common equity tier 1 ratio
Bank	68,417	12.23%	25,176	≥	4.50%	36,365	≥	6.50%
Company	69,277	12.38%	25,180	≥	4.50%	N/A		N/A
Tier 1 capital ratio
Bank	85,489	15.28%	33,568	≥	6.00%	44,757	≥	8.00%
Company	86,349	15.43%	33,573	≥	6.00%	N/A		N/A
Total capital ratio
Bank	92,514	16.54%	44,757	≥	8.00%	55,947	≥	10.00%
Company	93,373	16.69%	44,765	≥	8.00%	N/A		N/A

December 31, 2016
Tier 1 leverage ratio
Bank	$79,076	9.88%	$32,010	≥	4.00%	$40,012	≥	5.00%
Company	79,767	9.96%	32,024	≥	4.00%	N/A		N/A
Common equity tier 1 ratio
Bank	62,004	11.56%	24,136	≥	4.50%	34,863	≥	6.50%
Company	62,695	11.68%	24,146	≥	4.50%	N/A		N/A
Tier 1 capital ratio
Bank	79,076	14.74%	32,181	≥	6.00%	42,908	≥	8.00%
Company	79,767	14.87%	32,195	≥	6.00%	N/A		N/A
Total capital ratio
Bank	85,815	16.00%	42,908	≥	8.00%	53,635	≥	10.00%
Company	86,506	16.12%	42,927	≥	8.00%	N/A		N/A

The Company is also subject to various dividend restrictions as a result of its participation in the U.S. Treasury’s TARP CPP program as described more fully in Note 16.

NOTE 15—DISCLOSURES ABOUT ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on either recent real estate appraisals or, for loans with modification agreements in place, discounted cash flow analyses.

In valuing either impaired loans with specific allocations of the allowance for loan losses or real estate owned, appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

As previously disclosed in Note 1, the fair value of servicing rights is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017
Securities available for sale
Municipal securities	$—	$—	$—
U.S. Treasury securities	—	—	—
Mortgage backed securities—residential	—	2,245,210	—
Mortgage backed securities—commercial	—	2,510,332	—
Corporate note securities	—	9,940,065	—
Collateralized mortgage obligations	—	2,206,675	—
Mortgage servicing rights	—	—	9,131,030

2016
Securities available for sale
Municipal securities	$—	$2,211,098	$—
U.S. Treasury securities	1,000,398	—	—
Mortgage backed securities—residential	—	4,035,442	—
Mortgage backed securities—commercial	—	4,681,290	—
Corporate note securities	—	12,206,677	—
Collateralized mortgage obligations	—	3,933,097	—
Mortgage servicing rights	—	—	7,008,026

Refer to Note 17 for reconciliation of mortgage servicing rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2017 and 2016.

Assets and Liabilities Measured on a Non-Recurring Basis

There were no assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2017 and 2016.

Impaired loans are carried at the lower of cost or the present value of expected future cash flows of the loan. If it is determined that the repayment of the loan will be provided solely by the underlying collateral, and there are no other available and reliable sources of repayment, the loan is considered collateral dependent. Impaired loans that are considered collateral dependent are carried at the lower of cost or the fair value of the underlying collateral. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The use of independent appraisals and management’s best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within level 3 of the fair value hierarchy.

For such loans that are classified as impaired, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. For such loans that are classified as collateral dependent impaired loans, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs has not been finalized, but management determines that it is likely that the value is lower than the carrying value of that loan. Once the net collateral value has been determined, a charge-off is taken for the difference between the net collateral value and the carrying value of the loan.

There were no impaired loans held for sale at December 31, 2017 or 2016.

There was no other real estate owned as of December 31, 2017 and 2016.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by management. Once received, a member of the Bank’s Appraisal Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. Once appraisals are considered appropriate, management discounts the appraised value for estimated selling costs, such as legal, broker, and property maintenance and insurance costs. Individual properties are analyzed on a case-by-case basis with discounts of approximately 10%. In addition, management performs a tax search on the collateral property to determine if there are any unpaid taxes on the property. Any unpaid tax amounts are considered costs and are further discounted from the property value.

Carrying amount and estimated fair values of financial instruments at year end were as follows (in thousands):

	Carrying Value	Fair Value
December 31, 2017
Financial assets
Cash and cash equivalents	$91,030	$91,030
Time deposits with banks	3,800	3,800
Securities available for sale	16,902	16,902
Securities held to maturity	26,932	26,821
Loans held for sale	440	440
Loans receivable, net	704,657	708,945
FHLB stock	7,613	N/A
Mortgage servicing rights	9,131	9,131
Accrued interest receivable	2,741	2,741
Financial liabilities
Deposits	$629,768	$631,929
Other borrowed funds	150,000	149,327
Junior subordinated debentures	7,217	5,351
Accrued interest payable	2,462	2,462

December 31, 2016
Financial assets
Cash and cash equivalents	$56,227	$56,227
Time deposits with banks	3,797	3,797
Securities available for sale	28,068	28,068
Securities held to maturity	28,578	28,489
Loans held for sale	2,528	2,528
Loans receivable, net	667,109	666,661
FHLB stock	7,821	N/A
Mortgage servicing rights	7,008	7,008
Accrued interest receivable	2,661	2,661
Financial liabilities
Deposits	$572,692	$574,471
Other borrowed funds	156,000	156,164
Junior subordinated debentures	7,217	5,291
Accrued interest payable	1,773	1,773

The methods and assumptions, not previously presented, used to estimate fair values are described as follows: Carrying amount is the estimated fair value for cash and cash equivalents, time deposits with banks, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Similar to securities available for sale described previously, the fair value of securities held to maturity are determined by matrix pricing, utilizing an independent pricing service for significantly similar securities and relying on the securities’ relationship to other benchmark quoted securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of loans, not deemed to be impaired, does not consider any discounts due to market illiquidity. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 16—CAPITAL PURCHASE PROGRAM

On March 13, 2009, as part of the U.S. Treasury Department Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), the Company issued and sold 17,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, for a purchase price of $17,000,000 in cash. Cumulative dividends on the Series A preferred shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. Subject to the approval of the Board of Governors of the Federal Reserve System, the Preferred Shares are redeemable at the option of the Company at 100% of their liquidation preference.

In August 2010, the Company exchanged the 17,000 shares of TARP CPP preferred stock (Series A preferred stock) for 17,000 newly issued TARP Community Development Capital Initiative Shares (“CDCI”), shown on the statements of financial condition as Series B preferred stock. The CDCI shares have the same liquidation preference terms as the TARP CPP preferred stock. The CDCI shares bear a dividend rate of 2% per annum for the first eight years from August 15, 2010 to August 15, 2018, and at a rate of 9% thereafter. Subject to the approval of the Board of Governors of the Federal Reserve System and U.S. Treasury Department, the preferred shares are redeemable at the option of the Company at 100% of their liquidation preference.

The fair value of CDCI shares at time of the exchange was determined to be $13,654,238 using a discounted cash flow analysis which resulted in a discount of $3,345,762. Accretion of the discount associated with the CDCI preferred stock is recognized as an increase to preferred stock dividends in determining net income available to common shareholders.

The Securities Purchase Agreement, pursuant to which the Preferred Shares were sold, contains limitations on the payment of dividends on the Common Stock which effectively prohibits the payment of cash dividends while the securities are outstanding and on the Company’s ability to repurchase its Common Stock, equity securities, or trust preferred securities. The Company is also subject to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008, which places limits on both golden parachute payments and incentive compensation or bonus payments based upon unnecessary or excessive risks. There is also a provision requiring the recovery of bonuses or incentive compensation paid based on reported earnings, gains, or other criteria that are later found to be materially inaccurate.

From May 2011 through July 2014, the Company had to obtain regulatory approval prior to payment of any dividends. The Company declared and paid $340,000 in dividends on TARP preferred stock in 2017 and 2016.

NOTE 17—MORTGAGE SERVICING RIGHTS

Activity for loan servicing rights follows:

	2017	2016
Beginning of year	$7,008,026	$7,379,079
New additions	2,012,912	1,324,386
Change in fair value	110,092	(1,695,439)

	$9,131,030	$7,008,026

The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds, default rates, losses and interest rates, among other factors. During 2017 and 2016, the Bank sold residential loans to an unrelated bank in addition to selling residential loans to FNMA. The fair value at December 31, 2017 for each portfolio was determined based on the following factors:

Portfolio	Discount rate	Prepayment speed range	Weighted avg. default rate
FNMA-Fixed	10.00%	5.62 CPR to 10.34 CPR	0.12%
FNMA-MBS-Fixed	10.00%	12.34 CPR to 11.71 CPR	0.00%
FNMA-MBS-Adjustable	12.00%	18.94 CPR to 17.94 CPR	0.00%
Other institution	15.00%	13.36 CPR to 14.07 CPR	0.00%

The unpaid principal balance of loans serviced for others, which are not included in the accompanying consolidated statements of financial condition, were approximately $1,021,393,000 and $902,459,000 at December 31, 2017 and 2016. The custodial escrow balances for loans serviced for others were $3,937,274 and $3,187,128 at December 31, 2017 and 2016 and are included in deposits.

Servicing fee income recorded for fees earned for servicing loans, net of direct expenses, is reported on the consolidated statements of income and comprehensive income with service and transaction fees. The fees are based on a contractual percentage of the outstanding principal, and are recorded as income when earned. Net servicing fees totaled $2,486,010 and $2,147,269 for the years ended December 31, 2017 and 2016. Net servicing fees are reported within the service and transaction fees line item on the consolidated statements of income and comprehensive income. Late fees and ancillary fees related to loan servicing are not material.

NOTE 18—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2017	2016
Basic
Net income	$6,860,615	$5,392,292
Less TARP Preferred Stock Dividend	(340,000)	(340,005)
Less TARP Discount Accretion	(482,319)	(458,938)
Less FAIB Capital Corp Preferred Stock Dividend	(7,150)	(7,150)

Net income available to common shareholders	$6,031,146	$4,586,199

Weighted average common shares outstanding	2,204,046	2,200,381

Basic earnings per common share	$2.74	$2.08

Diluted
Net income	$6,860,615	$5,392,292
Less TARP Preferred Stock Dividend	(340,000)	(340,005)
Less TARP Discount Accretion	(482,319)	(458,938)
Less Dividend on noncontrolling interest	(7,150)	(7,150)

Net income available to common shareholders	$6,031,146	$4,586,199

Weighted average common shares outstanding
for basic earnings per common share	2,204,046	2,200,381
Add: Dilutive effects of assumed exercises of stock options	3,757	—

Average shares and dilutive potential common shares	2,207,803	2,200,381

Diluted earnings per common share	$2.73	$2.08

As of December 31, 2017 there were 54,500 stock options that were dilutive. As of December 31, 2016 there were 68,000 stock options that were anti-dilutive.

NOTE 19—ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, with related tax effects, included in total equity are as follows:

	2017	2016
Net unrealized (losses) on securities	$(52,016)	$(47,000)
Tax effect	25,149	15,980

Accumulated other comprehensive loss	$(26,867)	$(31,020)

FIRST AMERICAN INTERNATIONAL CORP.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

Brooklyn, New York

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	March 31, 2018	December 31, 2017
ASSETS
Cash and due from banks—noninterest bearing	$5,094,720	$5,096,701
Due from banks—interest-bearing overnight and money market accounts	122,056,949	85,152,433
Federal funds sold—overnight	556,000	781,000

Cash and cash equivalents	127,707,669	91,030,134
Time deposits with banks	3,800,079	3,800,066
Securities available for sale	16,204,701	16,902,282
Securities held to maturity (fair value of $26,162,350 and $26,821,316 at March 31, 2018 and December 31, 2017, respectively)	26,565,260	26,931,942
Loans held for sale	1,706,807	440,000
Loans receivable, net	683,647,646	704,656,904
Bank premises and equipment, net	6,251,264	6,396,523
Federal Home Loan Bank (“FHLB”) stock, at cost	7,275,600	7,613,100
Accrued interest receivable	2,647,945	2,740,936
Mortgage servicing rights	10,504,459	9,131,030
Other assets	3,306,708	3,288,199

	$889,618,138	$872,931,116

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand	$160,036,298	$147,696,322
NOW	4,668,990	4,950,724
Money market and savings	160,565,748	169,382,786
Time deposits	324,233,468	307,738,028

	649,504,504	629,767,860
Other borrowed funds	142,500,000	150,000,000
Junior subordinated debentures	7,217,000	7,217,000
Accrued interest payable	2,074,211	2,462,252
Accounts payable and other liabilities	6,177,993	4,156,351

Total liabilities	807,473,708	793,603,463
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.01 par value, 750,000 shares authorized Series B preferred stock, $0.01 par value; 17,000 shares authorized, issued and outstanding; and aggregate liquidation value of $17,000,000 at March 31, 2018 and December 31, 2017	170	170
Common stock, $.0001 par value; 8,000,000 shares authorized; and 2,206,546 shares issued and 2,204,046 shares outstanding at March 31, 2018 and December 31, 2017	221	221
Non-controlling interest	71,500	71,500
Additional paid-in capital	55,359,754	55,235,383
Treasury stock, 2,500 shares of common stock at cost	(68,000)	(68,000)
Retained earnings	26,923,558	24,115,246
Accumulated other comprehensive loss	(142,773)	(26,867)

Total stockholders’ equity	82,144,430	79,327,653

	$889,618,138	$872,931,116

See accompanying notes to the unaudited consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the three months ended March 31,
	2018	2017
Interest and dividend income
Loans, including fees	$8,648,873	$8,001,221
Securities	260,411	309,879
FHLB Stock	125,393	111,157
Due from banks and money market accounts	350,626	119,901
Federal funds sold	8,128	2,885

	9,393,431	8,545,043
Interest expense
Deposits	1,374,794	1,102,097
Other borrowed funds	661,623	678,675
Junior subordinated debentures	70,589	58,380

	2,107,006	1,839,152

Net interest income	7,286,425	6,705,891
Provision for loan losses	—	79,081

Net interest income after provision for loan losses	7,286,425	6,626,810
Noninterest income
Service and transaction fees	1,297,197	1,079,028
Gain on sales of loans, net	2,636,843	760,579

	3,934,040	1,839,607
Noninterest expenses
Salaries and employee benefits	3,745,856	3,481,795
General and administrative	1,721,221	1,528,649
Merger and merger-related	884,862	—
Depreciation, amortization and occupancy	1,041,891	1,038,194

	7,393,830	6,048,638
Income before income tax expense	3,826,635	2,417,779
Income tax expense	823,178	826,766

Net income	3,003,457	1,591,013
Preferred stock dividends and discount accretion	209,371	203,340

Net income available to common stockholders	$2,794,086	$1,387,673

Earnings per common share:
Basic	$1.27	$0.63

Diluted	$1.26	$0.63

Net income	$3,003,457	$1,591,013
Unrealized holding (loss) gain arising during the period	(128,709)	29,174
Tax effect	27,029	(10,034)

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on securities, net of taxes	$(101,680)	$19,140

Comprehensive income	$2,901,777	$1,610,153

See accompanying notes to the unaudited consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Preferred Stock (Series B)		Common Stock		Number of Shares	Non- Controlling interest	Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Amount	Number of Shares	Amount				Number of Shares	Amount
Balance at December 31, 2016	17,000	$170	2,206,546	$221	143	$71,500	$54,679,267	2,500	$(68,000)	$18,084,100	$(31,020)	$72,736,238
Net Income	—	—	—	—	—	—	—	—	—	1,591,013	—	1,591,013
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	19,140	19,140
Restricted stock issued	—	—	—	—	—	—	7,380	—	—	—	—	7,380
Preferred stock dividends	—	—	—	—	—	—	118,342	—	—	(203,340)	—	(84,998)

Balance at March 31, 2017	17,000	$170	2,206,546	$221	143	$71,500	$54,804,989	2,500	$(68,000)	$19,471,773	$(11,880)	$74,268,773

Balance at December 31, 2017	17,000	$170	2,206,546	$221	143	$71,500	$55,235,383	2,500	$(68,000)	$24,115,246	$(26,867)	$79,327,653
Net Income	—	—	—	—	—	—	—	—	—	3,003,457	—	3,003,457
Reclassification of stranded tax effect resulting from Tax Cuts and Jobs Act	—	—	—	—	—	—	—	—	—	14,226	(14,226)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(101,680)	(101,680)
Preferred stock dividends	—	—	—	—	—	—	124,371	—	—	(209,371)	—	(85,000)

Balance at March 31, 2018	17,000	$170	2,206,546	$221	143	$71,500	$55,359,754	2,500	$(68,000)	$26,923,558	$(142,773)	$82,144,430

See accompanying notes to the unaudited consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the three months ended March 31,
	2018	2017
Cash flows from operating activities
Net income	$3,003,457	$1,591,013
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	—	79,081
(Gain) Loss on sale of loans held for sale	(485,565)	(612,905)
Gain on sale of loans held for investment	(1,468,766)	(353,902)
Change in fair value of mortgage servicing rights	(682,512)	206,287
Depreciation	241,691	271,199
Deferred tax expense	319,674	301,495
Residential mortgage loans originated for sale	(19,637,832)	(23,449,839)
Proceeds from sales of residential mortgage loans held for sale	18,706,167	24,489,914
Restricted stock award	—	7,380
(Decrease) Increase in accrued interest receivable	92,991	(104,326)
Increase in other assets	(311,154)	(264,875)
Increase in accrued interest payable, accounts payable and other liabilities	1,633,601	305,313

Net cash provided by operating activities	1,411,752	2,465,835
Cash flows from investing activities
Proceeds from maturities, calls, redemption and principal payments of securities AFS	568,872	1,710,111
Proceeds from maturities, calls and principal payments of securities HTM	366,682	225,823
Sale of FHLB stock	337,500	45,000
Increase in time deposits with banks	(13)	(13)
Net increase in loans receivable	(27,112,478)	(49,020,558)
Proceeds from sales of residential mortgage loans	49,050,008	10,131,000
Capital expenditures	(96,432)	(283,908)

Net cash provided by (used in) investing activities	23,114,139	(37,192,545)
Cash flows from financing activities
Dividends paid on Series B preferred stock	(85,000)	(85,000)
Repayment of other borrowed funds	(7,500,000)	(1,000,000)
Net increase in deposits	19,736,644	33,146,457

Net cash provided by financing activities	12,151,644	32,061,457

Net increase in cash and cash equivalents	36,677,535	(2,665,253)
Cash and cash equivalents, beginning of year	91,030,134	56,227,419

Cash and cash equivalents, end of period	$127,707,669	$53,562,166

Supplemental disclosures of cash flow information
Cash paid for
Interest	$2,495,047	$2,006,827
Income taxes	51,674	55,597
Supplemental non-cash disclosures
Transfer of loans receivable to loans held for sale	$48,274,000	$10,131,000

See accompanying notes to the unaudited consolidated financial statements.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: First American International Corp. (“Company”) is a bank holding company headquartered in Brooklyn, New York. Through its subsidiaries, First American International Bank (“Bank”), FAIB Capital Corp. (“REIT”) and FAIC Insurance Services, Inc., the Company provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, including loans and deposits, mortgage banking, insurance and other financial services.

The Bank is a New York State chartered commercial bank. The Bank is a member of the Federal Deposit Insurance Corporation (“FDIC”) and provides full banking services to customers through its eight branches located in Brooklyn, Queens and Manhattan.

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for full year financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Operating results for the three month period ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto that are included in our consolidated financial statements for the fiscal year ended December 31, 2017.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America (with U.S. generally accepted accounting principles) management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of deferred tax assets.

Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash and amounts with maturities less than 90 days including due from banks, interest and non-interest-bearing, overnight, money market accounts and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased.

Cash and Cash Equivalents: Cash and cash equivalents include cash and interest-bearing deposits in other financial institutions, including money market funds and federal funds sold, and are carried at cost.

Securities: Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held for Sale: Loans intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans originated for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on real estate, commercial and industrial, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Interest income may be discontinued on loans less than 90 days past due at the discretion of management. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is impaired when full payment under the loan terms is not expected. Commercial and industrial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Loans for which the terms have been modified resulting in a concession and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of general, specific and unallocated components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The unallocated component covers the potential for other adjustments that may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss of risk rating data.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The current factors for which the Company evaluates when determining adjustments to the historical loss factors include changes to, or the strength of the Company’s underwriting and related policies and procedures, economic trends within the tri-state area, changes within the composition of the portfolio, related to either changes in underlying loan types or the underlying past due or nonaccrual status within that loan type, changes in management and staff, trends within the underlying collateral values, regulatory factors, and evaluation of credit concentrations.

The following portfolio segments have been identified: Commercial and industrial loans, commercial real estate loans, residential real estate loans, and consumer and installment loans.

Commercial and industrial loans: Commercial credit is extended to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within the Company’s geographic regions. These loans are generally underwritten individually and secured with the assets of the borrower and the personal guarantee of the business owners. Commercial loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower.

Commercial real estate loans: Commercial real estate loans, including multifamily, are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property type. Commercial real estate loans also include construction loans, which are primarily collateralized by the acquired land and the constructed premises. These loans require continuous attention and monitoring of the construction progress. The repayment of these loans is contingent upon the borrower’s ability to complete and sell the constructed property or generate enough rental income to service the permanent debt. As a result the risk with these loans is that they are contingent upon future events whose probability at the time of origination is uncertain. Therefore these loans receive a higher risk rating than all other loan types.

Residential real estate loans: Residential real estate loans represent loans to consumers for the purchase or refinance of a one-to-four family residence. These loans are generally financed as fifteen to thirty year

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

mortgages, and in most cases, are extended to borrowers to finance their primary residence. Real estate market values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses.

Consumer and installment loans: Consumer loans are primarily comprised of lines of credit or closed-end loans secured by second mortgages. The maximum amount of a home equity line of credit is generally limited to 80% (with acceptable credit scores) of the appraised value of the property less the balance of the first mortgage. Consumer loans also include installment loans made directly to consumers. These loans have a specific matrix which consists of several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower.

Bank Premises and Equipment: Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets, or lease term, whichever is shorter.

Federal Home Loan Bank (“FHLB”) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Mortgage Servicing Rights: When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included with gain on sale of loans, net on the Consolidated Statements of Income and Comprehensive Income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law resulting in a reduction in the Company’s federal income tax rate to 21% from 34% effective January 1, 2018.

Stock-Based Compensation: Compensation cost is recognized for stock options issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Earnings Per Common Share: Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of the change in unrealized gain (loss) on securities available for sale, net of reclassification adjustments and tax effects.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments, which include due from banks and loans receivable. As of March 31, 2018 and December 31, 2017, the Company had approximately $2,251,000 and $2,250,000, respectively, in deposit balances at certain financial institutions which were in excess of usual federally-insured limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to these cash investments.

There are no significant concentrations of loans to any one industry or customer. However, the majority of the Company’s loans and loan commitments have been granted to customers in the Company’s market area. Accordingly, the collectability of loans and management’s ability to increase net interest income will be impacted, to some extent, by economic conditions in the New York metropolitan area.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Adopted Accounting Standards

ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-01, among other things: (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income; (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements; and (vii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. ASU 2016-01 was adopted by the Company effective January 1, 2018 and did not have a significant impact on FAIC’s financial statements.

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. This standard is effective for the Company on January 1, 2018. The company’s revenue is comprised of net interest income on financial assets and financial liabilities, and gains on sale of loans which are outside the scope of ASU 2014-09, and service and transaction fees, which is subject to ASU 2014-09 and are recorded in non-interest income. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

ASU 2018-02, Income Statement (Topic 220), Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. Under ASU 2018-02, entities are allowed, but not required, to reclassify from Accumulated Other Comprehensive Income (AOCI) to retained earnings stranded tax effects resulting from the new federal corporate income tax rate of the Tax Cuts and Jobs Act (the Act). The reclassification could include other stranded tax effects that related to the Act but do not directly related to the change in the federal rate. Tax effects that are stranded in AOCI for other reasons may not be reclassified. Entities also will have an option to adopt the standard retrospectively or in the period of adoption. ASU 2018-02 was adopted by the Company effective January 1, 2018 and $14,226 was reclassified from Accumulated Other Comprehensive Income (AOCI) to retained earnings.

New Accounting Standards:

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company currently expects that upon adoption of ASU 2016-02, right-of-use assets and lease liabilities will be recognized in the consolidated balance sheet in amounts that will be material; however, there will be no material impact on operations.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326) (the “ASU”), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (AFS) debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The ASU will be effective for public business entities that are SEC filers in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities will have one additional year. Early application of the guidance will be permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements. The Company has taken steps to prepare for implementation when it becomes effective, such as evaluating the potential use of outside professionals for an updated model.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In March 2017, FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (Subtopic 310-20). The update shortens the amortization period for premiums on purchased callable debt securities to the earliest call date. The amendment will apply only to callable debt securities with explicit, noncontingent call features that are callable at fixed prices and on preset dates, apply to all premiums on callable debt securities, regardless of how they were generated, and require companies to reset the effective yield using the payment terms of the debt security if the call option is not exercised on the earliest call date. The ASU does not require an accounting change for securities held at a discount. The discount continues to be amortized to maturity and does not apply when the investor has already incorporated prepayments into the calculation of its effective yield under other GAAP. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company’s adoption of the ASU will not have a significant impact on the Company’s consolidated financial statements.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through June 26, 2018, which is the date the financial statements were available to be issued.

Refer to Note 17 for further information on subsequent events.

NOTE 2—SECURITIES

The amortized cost and fair value of securities available for sale, and related gross unrealized gains and losses were are follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
U.S. Treasury securities	$—	$—	$—	$—
Municipal securities	—	—	—	—
Mortgage backed securities—residential	2,052,818	3,277	(25,621)	2,030,474
Mortgage backed securities—commercial	2,370,404	—	(56,505)	2,313,899
Corporate note securities	9,931,146	3,141	(80,731)	9,853,556
Collateralized mortgage obligations	2,031,058	5,301	(29,587)	2,006,772

	$16,385,426	$11,719	$(192,444)	$16,204,701

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. Treasury securities	$—	$—	$—	$—
Municipal securities	—	—	—	—
Mortgage backed securities—residential	2,259,705	6,660	(21,155)	2,245,210
Mortgage backed securities—commercial	2,544,872	—	(34,540)	2,510,332
Corporate note securities	9,936,067	16,061	(12,063)	9,940,065
Collateralized mortgage obligations	2,213,654	10,206	(17,185)	2,206,675

	$16,954,298	$32,927	$(84,943)	$16,902,282

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The amortized cost and fair value of securities held to maturity, and related gross unrealized gains and losses, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2018
U.S. Government Agencies	$999,857	$—	$(5,076)	$994,781
Municipal securities	1,293,157	20,603	(1,704)	1,312,056
U.S. Treasury securities	998,832	—	(3,129)	995,703
Mortgage backed securities—residential	3,364,792	—	(76,017)	3,288,775
Mortgage backed securities—commercial	1,355,031	—	(36,849)	1,318,182
Corporate note securities	17,103,683	17,403	(300,006)	16,821,080
Collateralized mortgage obligations	1,449,908	—	(18,135)	1,431,773

	$26,565,260	$38,006	$(440,916)	$26,162,350

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
U.S. Government Agencies	$999,802	$—	$(4,947)	$994,855
Municipal securities	1,295,354	30,400	(2,031)	1,323,723
U.S. Treasury securities	998,404	—	(2,115)	996,289
Mortgage backed securities—residential	3,449,491	3,529	(42,588)	3,410,432
Mortgage backed securities—commercial	2,309,543	115	(21,928)	2,287,730
Corporate note securities	17,122,042	72,026	(137,049)	17,057,019
Collateralized mortgage obligations	757,306	—	(6,038)	751,268

	$26,931,942	$106,070	$(216,696)	$26,821,316

The amortized cost and fair value of debt securities by final contractual maturity at March 31, 2018 were as follows:

	Available For Sale
	Amortized Cost	Fair Value
Due before one year	$1,096,454	$1,094,524
Due after one year through five years	9,542,675	9,462,074
Due five years through ten years	1,201,455	1,174,746
Due over ten years	4,544,842	4,473,357

	$16,385,426	$16,204,701

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Held To Maturity
	Amortized Cost	Fair Value
Due before one year	$4,578,382	$4,563,025
Due after one year through five years	16,455,524	16,175,269
Due five years through ten years	2,656,005	2,631,000
Due over ten years	2,875,349	2,793,056

	$26,565,260	$26,162,350

Securities with a carrying amount of approximately $1,000,000 were pledged as collateral to secure borrowings as of March 31, 2018 and December 31, 2017.

There were no sales of securities during the three months ended March 31, 2018 and 2017.

Securities with unrealized losses at March 31, 2018 and December 31, 2017, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

Available for sale:

	Less Than 12 Months			12 Months or Greater			Totals
	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses
March 31, 2018
U.S. Treasuries	—	$—	$—	—	$—	$—	—	$—	$—
Municipal securities	—	—	—	—	—	—	—	—	—
Mortgage backed securities— residential	3	504,253	(3,532)	2	1,105,035	(22,089)	5	1,609,288	(25,621)
Mortgage backed securities— commercial	1	478,934	(4,959)	4	1,834,954	(51,546)	5	2,313,888	(56,505)
Corporate notes	10	8,849,561	(80,731)	—	—	—	10	8,849,561	(80,731)
Collateralized mortgage obligations	9	1,142,452	(15,939)	4	458,427	(13,648)	13	1,600,879	(29,587)

Total	23	$10,975,200	$(105,161)	10	$3,398,416	$(87,283)	33	$14,373,616	$(192,444)

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Less Than 12 Months			12 Months or Greater			Totals
	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses
December 31, 2017
U.S. Treasuries	—	$—	$—	—	$—	$—	—	$—	$—
Municipal securities	—	—	—	—	—	—	—	—	—
Mortgage backed securities— residential	2	676,353	(3,197)	1	718,595	(17,958)	3	1,394,948	(21,155)
Mortgage backed securities— commercial	3	513,621	(2,348)	4	1,996,711	(32,192)	7	2,510,332	(34,540)
Corporate notes	9	6,870,581	(12,063)	—	—	—	9	6,870,581	(12,063)
Collateralized mortgage obligations	8	1,095,772	(7,603)	4	503,700	(9,582)	12	1,599,472	(17,185)

Total	22	$9,156,327	$(25,211)	9	$3,219,006	$(59,732)	31	$12,375,333	$(84,943)

At March 31, 2018, all of the securities in an unrealized loss position had interest rate sensitivity and the cause of the temporary impairment was directly related to the change in interest rates. The Company generally views changes in fair value caused by changes in interest rates as temporary, which is consistent with its experience. None of the unrealized losses are related to credit losses. Therefore, as of March 31, 2018, the impairments were deemed temporary based on (1) the direct relationship of the decline in fair value to movements in interest rates and (2) the estimated remaining life and high credit quality of the investments.

Held to maturity:

	Less Than 12 Months			12 Months or Greater			Totals
	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses
March 31, 2018
U.S. Government agencies	—	$—	$—	1	$994,781	$(5,076)	1	$994,781	$(5,076)
Municipal securities	—	—	—	1	575,903	(1,704)	1	575,903	(1,704)
U.S. Treasuries	1	995,703	(3,129)	—	—	—	1	995,703	(3,129)
Mortgage backed securities—residential	4	2,444,192	(38,546)	2	844,583	(37,471)	6	3,288,775	(76,017)
Mortgage backed securities—commercial	1	265,552	(956)	2	1,052,629	(35,893)	3	1,318,181	(36,849)
Corporate notes	14	13,968,585	(250,791)	1	985,092	(49,215)	15	14,953,677	(300,006)
Collateralized mortgage obligations	2	1,252,947	(6,558)	1	178,827	(11,577)	3	1,431,774	(18,135)

Total	22	$18,926,979	$(299,980)	8	$4,631,815	$(140,936)	30	$23,558,794	$(440,916)

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Less Than 12 Months			12 Months or Greater			Totals
	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses	Number of Securities	Fair Values	Unrealized Losses
December 31, 2017
U.S. Government agencies	—	$—	$—	1	$994,855	$(4,947)	1	$994,855	$(4,947)
Municipal securities	—	—	—	1	577,001	(2,031)	1	577,001	(2,031)
U.S. Treasuries	1	996,289	(2,115)	—	—	—	1	996,289	(2,115)
Mortgage backed securities—residential	3	1,621,834	(16,708)	2	891,327	(25,880)	5	2,513,161	(42,588)
Mortgage backed securities—commercial	1	467,709	(877)	2	1,079,069	(21,051)	3	1,546,778	(21,928)
Corporate notes	7	7,013,503	(101,673)	1	1,000,914	(35,375)	8	8,014,417	(137,048)
Collateralized mortgage obligations	1	564,387	(26)	1	186,881	(6,012)	2	751,268	(6,038)

Total	13	$10,663,722	$(121,399)	8	$4,730,047	$(95,296)	21	$15,393,769	$(216,695)

At March 31, 2018, each of the securities in an unrealized loss position had interest rate sensitivity and the cause of the temporary impairment was directly related to the change in interest rates. The issuers continue to pay interest and principal as expected and required. The Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities prior to their anticipated recovery.

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when conditions warrant such evaluation. Factors considered in determining whether an impairment is other-than-temporary includes the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and whether management intends to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery.

NOTE 3—LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The summary of the balance of loans receivable as of March 31, 2018 and December 31, 2017 were as follows:

	March 31, 2018	December 31, 2017
Real estate—commercial	$259,237,017	$265,318,872
Real estate—residential	435,368,819	446,277,311
Commercial and industrial	727,450	4,872,961
Consumer and installment	279,591	322,898

	695,612,877	716,792,042
Less: Net deferred loan fees	(2,446,810)	(2,622,104)
Allowance for loan losses	(9,518,421)	(9,513,034)

Loans receivable, net	$683,647,646	$704,656,904

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ended March 31, 2018 and 2017:

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Unallocated	Total
March 31, 2018
Allowance for loan losses:
Beginning balance	$4,600,869	$4,791,512	$115,046	$5,607	$—	$9,513,034
Provision for loan losses	(103,268)	74,290	(97,868)	304	126,542	—
Loans charged-off	—	—	—	(1,065)	—	(1,065)
Recoveries	—	6,452	—	—	—	6,452

Total ending allowance balance	$4,497,601	$4,872,254	$17,178	$4,846	$126,542	$9,518,421

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Unallocated	Total
March 31, 2017
Allowance for loan losses:
Beginning balance	$4,840,517	$4,370,420	$27,651	$5,526	$—	$9,244,114
Provision for loan losses	(343,761)	426,561	(4,454)	735	—	79,081
Loans charged-off	(153)	—	—	(40)	—	(193)
Recoveries	153	5,738	—	—	—	5,891

Total ending allowance balance	$4,496,756	$4,802,719	$23,197	$6,221	$—	$9,328,893

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents information related to loans individually and collectively evaluated for impairment by class of loans as of and for the periods ended March 31, 2018 and December 31, 2017:

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Unallocated	Total
March 31, 2018
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,497,601	4,872,254	17,178	4,846	126,542	9,518,421

Total ending allowance balance	$4,497,601	$4,872,254	$17,178	$4,846	$126,542	$9,518,421

Loans:
Individually evaluated for impairment	$706,010	$1,957,241	$—	$—		$2,663,251
Collectively evaluated for impairment	258,531,007	433,411,578	727,450	279,591		692,949,626

Total ending loan balance	$259,237,017	$435,368,819	$727,450	$279,591		$695,612,877

	Real Estate Commercial	Real Estate Residential	Commercial and Industrial	Consumer and Installment	Unallocated	Total
December 31, 2017
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$7,965	$—	$—	$—	$7,965
Collectively evaluated for impairment	4,600,870	4,783,546	115,046	5,607	—	9,505,069

Total ending allowance balance	$4,600,870	$4,791,511	$115,046	$5,607	$—	$9,513,034

Loans:
Individually evaluated for impairment	$754,368	$1,979,579	$—	$—		$2,733,947
Collectively evaluated for impairment	264,564,504	444,297,732	4,872,961	322,898		714,058,095

Total ending loan balance	$265,318,872	$446,277,311	$4,872,961	$322,898		$716,792,042

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents information related to loans individually evaluated for impairment by class of loans as of and for the periods ended March 31, 2018 and December 31, 2017:

	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Losses
March 31, 2018
With no related allowance recorded:
Real estate—commercial	$1,332,550	$706,010	$—
Real estate—residential	2,536,991	1,957,241	—
Commercial and industrial	1,466,611	—	—
Consumer	74,014	—	—

	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Losses
With an allowance recorded:
Real estate—commercial	—	—	—
Real estate—residential	—	—	—
Commercial and industrial	—	—	—
Consumer	—	—	—

	$5,410,166	$2,663,251	$—

	Unpaid Principal Balance	Recorded Investment	Allowance For Loan Losses
December 31, 2017
With no related allowance recorded:
Real estate—commercial	$1,360,542	$754,368	$—
Real estate—residential	2,103,383	1,655,487	—
Commercial and industrial	1,540,625	—	—
Consumer	—	—	—
With an allowance recorded:
Real estate—commercial	—	—	—
Real estate—residential	441,317	324,092	7,965
Commercial and industrial	—	—	—
Consumer	—	—	—

	$5,445,867	$2,733,947	$7,965

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table presents information for loans individually evaluated for impairment for the three months ended March 31, 2018 and 2017:

	2018	2017
Average recorded investment:
Real estate—commercial	$730,189	$1,660,403
Real estate—residential	1,968,411	1,516,218

	$2,698,600	$3,176,621

Interest income recognized during impairment	$—	$—
Cash basis interest income recognized	$—	$—

The following tables present the recorded investment in nonaccrual and loans past due over 90 days with interest still on accrual by class of loans as of March 31, 2018 and December 31, 2017:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Real estate—commercial	$706,010	$754,368	$—	$—
Real estate—residential	1,957,241	1,979,579	—	—
Commercial and industrial	—	—	—	—
Consumer and installment	—	—	—	—

	$2,663,251	$2,733,947	$—	$—

The following tables present the aging of the recorded investment in past due loans by class of loans as of March 31, 2018 and December 31, 2017:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
March 31, 2018
Real estate—commercial	$—	$—	$—	$—	$259,237,017	$259,237,017
Real estate—residential	—	—	1,068,444	1,068,444	434,300,375	435,368,819
Commercial and industrial	—	—	—	—	727,450	727,450
Consumer and installment	—	547	993	1,540	278,051	279,591

Total	$—	$547	$1,069,437	$1,069,984	$694,542,893	$695,612,877

December 31, 2017
Real estate—commercial	$148,087	$—	$—	$148,087	$265,170,785	$265,318,872
Real estate—residential	166,028	240,908	1,068,444	1,475,380	444,801,931	446,277,311
Commercial and industrial	—	—	—	—	4,872,961	4,872,961
Consumer and installment	684	—	—	684	322,214	322,898

Total	$314,799	$240,908	$1,068,444	$1,624,151	$715,167,891	$716,792,042

Troubled Debt Restructurings

The Company has a recorded investment in troubled debt restructurings (“TDR”) of $1,009,196 of performing loans and $0 nonperforming loans as of March 31, 2018, compared to $1,036,217 of performing loans and $0 of

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

nonperforming loans as of December 31, 2017. The Company has allocated $0 and $7,965 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of March 31, 2018 and December 31, 2017, respectively. The Company has not committed to lend any additional amounts as of March 31, 2018 and December 31, 2017, to customers with outstanding loans that are classified as troubled debt restructurings.

The Company will consider troubled debt restructures where: (a) the borrower is experiencing financial difficulties; (b) when adverse financial or legal events have decreased the likelihood that the Company will receive payment in full in accordance with the original loan terms; (c) troubled debt restructuring may be granted to borrowers who the Company determines are willing to work with the Company to repay their debts and the troubled debt restructuring increases the likelihood that the Company will maximize its recovery on the loan.

There were no troubled debt restructurings during the three months ended March 31, 2018 and 2017.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

There were no loans modified in troubled debt restructurings during the previous 12 months for which there was a payment default during the three months ended March 31, 2018 and 2017.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes loans with an outstanding balance greater than $250,000 and non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special mention—Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Based on the most recent analysis performed, the risk category of loans by class of loans as of March 31, 2018 and December 31, 2017, is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
March 31, 2018
Real estate—commercial	$250,285,860	$7,638,433	$1,312,724	$—	$259,237,017
Real estate—residential	433,411,577	—	1,957,242	—	435,368,819
Commercial and industrial	727,450	—	—	—	727,450
Consumer and installment	279,591	—	—	—	279,591

Total	$684,704,478	$7,638,433	$3,269,966	$—	$695,612,877

December 31, 2017
Real estate—commercial	$256,116,496	$7,747,736	$1,454,640	$—	$265,318,872
Real estate—residential	444,036,732	260,999	1,979,580	—	446,277,311
Commercial and industrial	4,872,961	—	—	—	4,872,961
Consumer and installment	322,898	—	—	—	322,898

Total	$705,349,087	$8,008,735	$3,434,220	$—	$716,792,042

For loans with an outstanding balance lower than $250,000 and homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk. Payment status is reviewed on a daily basis by the Company’s Credit Department and on a monthly basis with respect to determining the adequacy of the allowance for loan losses. The payment status of these loans at March 31, 2018 and December 31, 2017, is included in the aging of the recorded investment of past due loans table. In addition, the total nonperforming portion of these loans at March 31, 2018 and December 31, 2017 is presented in the recorded investment in nonaccrual loans table.

As of March 31, 2018 and December 31, 2017, the Company had 3 residential loans with an unpaid principal balance totaling $1,154,000 that were in process of foreclosure.

The Company had no loans held for sale classified as substandard at March 31, 2018 and December 31, 2017.

The Company does not make loans to executive officers and directors, and companies in which they have a beneficial ownership (related parties) in the normal course of business. During the three months ended March 31, 2018 and 2017, there were no related party loans.

NOTE 4—REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income.

The following table presents the Company’s sources of non-interest income for the three months ended March 31, 2018 and 2017. Items outside the scope of ASC 606 are noted as such.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

A description of the Company’s revenue streams accounted for under ASC 606 follows:

	Three months ended March 31,
	2018	2017
Gain on sale of loans, net (1)	$2,636,843	$760,579
Loan servicing fee (1)	804,205	633,082
Safe deposit rental	190,511	174,878
Insurance and investments sale commissions	129,799	121,789
Services charges on deposits	79,871	76,239
Premises—rental income (1)	49,255	49,255
Other fees	43,556	23,785

	$3,934,040	$1,839,607

(1)	Not within the scope of ASC 606

Service Charges on Deposit Accounts, Safe Deposit Rental and Other Fees: The Company earns fees from its deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance. The Company earns other fees from the execution of and receipt of wire transfers for customers, the rental of safe deposit boxes and fees for other services provided to customers. These fees are recognized at the time the transaction is executed or the service is provided as that is the point in time the Company fulfills the customer’s request. The Company earns both an incentive based fee for new credit card accounts as well as interchange fees from credit cardholder transactions conducted through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value. Both are recognized monthly.

Insurance and Investment Sales Commissions: Through its subsidiary, the Company offers non-deposit investment products (NDIP), provided by third parties, for individuals to purchase, if they choose to do so. The Company recognizes a transaction-based fee from the sales of these NDIP products or services. The Company may also recognize a monthly asset-based management fee on select investment accounts it manages for customers. On select insurance products, the Company recognizes a one-time fee on the initial sale of the insurance policy and upon the policy’s renewal, a renewal-based trailer fee is recognized. The Company expenses all contract acquisition costs as incurred.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5—OTHER BORROWED FUNDS

The Bank is a member of the FHLB of New York. As such, it is eligible to borrow funds at terms and maturities offered by the FHLB of New York. At March 31, 2018 and December 31, 2017, the Bank had fixed rate non-convertible borrowings of $142,500,000 and $150,000,000, respectively, with terms and maturities as follows:

	March 31, 2018		December 31, 2017
Maturity	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2018	$73,000,000	1.76%	$80,500,000	1.72%
2019	22,000,000	1.44%	22,000,000	1.44%
2020	45,500,000	2.12%	45,500,000	2.12%
2021	2,000,000	1.70%	2,000,000	1.70%

Total	$142,500,000	1.82%	$150,000,000	1.80%

The amount of loans pledged as collateral was approximately $411,806,000 and $369,600,000 at March 31, 2018 and December 31, 2017, respectively.

In addition to term loan availability with the FHLBNY, FAIB has a FHLBNY secured borrowing line of credit, which provides an additional source of liquidity. FAIB had unused availability on that line of credit of $124.0 million at March 31, 2018 compared to $112.2 million at December 31, 2017.

NOTE 6—JUNIOR SUBORDINATED DEBENTURES

The Company formed First American International Statutory Trust I (“Trust”), a Delaware statutory trust in December 2004. The Trust issued 7,000 units of thirty-year fixed/floating rate capital securities with an aggregate liquidation amount of $7,000,000 to an independent investor, and all of its common securities, amounting to $217,000, to the Company, which is included in other assets.

The capital securities of the Trust, which were non-callable for five years until December 15, 2009, mature in 2034 and are a pooled trust preferred fund of Preferred Term Securities XVI, Ltd. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The Company issued to the Trust a $7,217,000 thirty-year fixed/floating rate junior subordinated deferrable interest debenture having substantially similar terms. The subordinated debenture is the sole asset of the Trust. For regulatory reporting purposes, the Federal Reserve Board has indicated that the capital securities qualify as Tier I capital of the Company subject to previously specified limitations, until further notice. If regulators make a determination that the capital securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them.

The capital securities and the subordinated debenture pay interest and dividends, respectively, on a quarterly basis, at a fixed rate per annum of 6.25% through December 15, 2009, and thereafter at a rate per annum equal to the three-month LIBOR plus 2.25% through final maturity on December 15, 2034. The rates at March 31, 2018 and March 31, 2017, were 4.37% and 3.38%, respectively. Interest expense on the junior subordinated debentures was $70,589 and $58,380 for the three months ended March 31, 2018 and 2017, respectively.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7—GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following, for the three months ended March 31:

	2018	2017
Data processing	$506,354	$411,261
Professional fees	276,136	403,981
Office expense	192,794	173,714
Directors fees and expenses	155,970	137,120
FDIC assessment expense	119,064	119,064
Marketing and advertising	151,444	66,236
Stationary and printing	82,420	63,812
Loan processing fees	48,094	19,431
Insurance	58,110	59,302
Non-income taxes (1)	56,400	56,400
Staff training	22,725	91,069
Other	51,710	(72,741)

	$1,721,221	$1,528,649

(1)

Due to changes in New York City and New York State tax law, the Company no longer pays income taxes to New York City or New York State. The Company started paying taxes based on capital to New York City and New York State in 2015 and records those taxes as general and administrative expenses.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Litigation: The Company is a party to various legal actions normally associated with financial institutions, the aggregate of which, in management’s opinion, would not have a material adverse effect on the financial position of the Company.

Financial Instruments with Off-Balance Sheet Risk: The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At March 31, 2018 and December 31, 2017, the following off-balance sheet financial instruments were outstanding whose contract amounts represent credit risk:

	March 31, 2018	December 31, 2017
Loan commitments	$46,623,000	$48,165,000
Unfunded commitments under lines of credit	11,968,000	12,155,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments are structured as fixed rate and tied to Prime. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers.

Loan Sale Commitments to Federal National Mortgage Association (”FNMA” or “Fannie Mae”): Best efforts commitments to deliver loans at fixed prices to the secondary mortgage market totaled $4,271,000 and $6,969,000 at March 31, 2018 and December 31, 2017, respectively.

Leases: The Company leases branch and office space in Brooklyn, Manhattan, and Queens, New York, under non-cancelable lease agreements expiring at various dates through 2023, excluding renewal options.

At March 31, 2018, future minimum rentals under lease agreements are approximately as follows:

2018	$1,974,000
2019	2,493,000
2020	1,760,000
2021	900,000
2022	551,000
Thereafter	83,000

$7,761,000

Total rental expense for the three months ended March 31, 2018 and 2017, was approximately $622,000 and $598,000, respectively. The leases contain a clause providing that the Company pay for property taxes, maintenance, and utilities for the premises.

NOTE 9—DEFERRED COMPENSATION

Deferred Compensation Plans: The Company has unfunded deferred compensation plans for certain officers of the Bank, as defined, and all directors of the Bank and the Company. Under the program, participants, in the case of officers, may defer receipt of all or a specified portion of regular salaries or bonuses and, in the case of directors, defer all or a specified portion of fees for service as a director and earn interest on their deferred amounts as described in the plans. No compensation amounts have been deferred by eligible participants under these plans since their inception.

Salary Deferral Plan: In April 2005, the Company implemented a qualified 401(k) salary deferral plan (“Plan”) for all eligible employees who are at least 21 years of age, who have been employees for one consecutive year and who are credited with 1,000 hours of service as an employee during the Plan year. Service prior to implementation of the Plan was included for the purpose of determining eligibility to participate. Each participant may elect to make salary deferral contributions to the Plan on a pretax basis. Employee salary deferral contributions are immediately vested.

Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The 401k Plan expense amounted to $50,000 for the three months ended March 31, 2018 and $0 for the three months ended March 31, 2017 and is included in salaries and employee benefits on the accompanying consolidated statements of income.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10—STOCK-BASED COMPENSATION PLANS

The Company has 8,000,000 shares of authorized common stock. The Company has reserved 600,000 shares of common stock for issuance of options under the following stock-based compensation plans and 2,400,000 shares of common stock are available for general purposes.

Under the Company’s 2000 and 2005 Incentive Stock Option Plans, options to purchase 150,000 shares (for each plan) of the Company’s common stock may be granted to employees. The exercise price of each option granted under the plans may not be less than 100% of the fair market value (as defined) of the Company’s common stock on the date of the grant. However, for a grantee who owns stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company, the exercise price of each option granted shall not be less than 110% of the fair market value of the Company’s common stock on the date of the grant. The term of each option shall be determined by a committee of the Board of Directors but in no event may an option be exercisable more than ten years after the date of grant, except for a more than 10% stockholder, whose options may be exercised no more than five years after the date of grant.

Under the Company’s 2000 and 2005 Directors’ Stock Option Plans, options to purchase up to 150,000 shares (for each plan) of the Company’s common stock may be granted to directors who are not employees of the Company. The exercise price of each option granted under the plan may not be less than 100% of the fair market value (as defined) of the Company’s common stock on the date of the grant. The term of each option shall be determined by a committee of the Board of Directors but in no event may an option be exercisable more than ten years after the date of grant.

The right to grant awards under the 2000 Incentive and Directors’ Stock Option Plans terminated on February 22, 2010. The right to grant awards under the 2005 Incentive and Directors’ Stock Option Plans terminated on March 15, 2015. There were no options granted in the three months ended March 31, 2018 and 2017.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses various assumptions including the risk-free interest, expected term, expected stock price volatility, and dividend yield rates. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior (employee and director options are tracked separately). The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the activity in the stock option plan for the three months ended March 31, 2018 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	57,800	$23.96
Granted	—	—
Exercised	—	—
Expired	(3,300)	31.50
Forfeited	—	—

Outstanding at March 31, 2018	54,500	$23.50	0.89	$403,300

Exercisable at March 31, 2018	54,500	$23.50	0.89	$403,300

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

There was no compensation cost recognized for stock options for the three months ended March 31, 2018 and 2017. The 54,500 options outstanding as of March 31, 2018 are fully vested.

As of March 31, 2018 and December 31, 2017, there was no unrecognized compensation cost related to non-vested stock options granted under the Plan.

NOTE 11—STOCKHOLDERS’ EQUITY/REGULATORY MATTERS

The Company, on a consolidated basis, and the Bank are subject to various minimum regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Federal banking agencies have adopted proposals that have substantially amended the regulatory capital rules applicable to the Company and the Bank. The amendments implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The amended rules establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The amended rules were effective with respect to the Company and the Bank in January 2015, with certain requirements that were to be phased in beginning in 2016, and refined the definition of what constitutes “capital” for purposes of calculating those ratios.

The new minimum capital level requirements applicable to the Bank include: (i) a new Common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6% (increased from 4%); (iii) a Total risk-based capital ratio of 8% (unchanged from prior rules); and (iv) a Tier 1 leverage capital ratio of 4% for all institutions (unchanged from prior rules). The amended rules also established a “capital conservation buffer” of 2.5% above the minimum ratios: (i) a Common equity Tier 1 risk-based capital ratio of 7.0%; (ii) a Tier 1 risk-based capital ratio of 8.5%; and (iii) a Total risk-based capital ratio of 10.5%. The new capital conservation buffer requirement began to be phased in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. The Bank will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the accompanying table) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes that the Company and the Bank met all capital adequacy requirements to which they are subject.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Company’s and the Bank’s actual capital amounts (dollars in thousands) and ratios are also presented in the following tables:

	Actual		Minimum Capital Requirements For Capital Adequacy Purposes			Minimum to be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio		Amount	Ratio
March 31, 2018
Tier 1 leverage ratio
Bank	$88,166	9.95%	$35,436	≥	4.00%	$44,295	≥5.00%
Company	88,518	9.99%	35,449	≥	4.00%	N/A	N/A
Common equity tier 1 ratio
Bank	71,094	12.81%	24,984	≥	4.50%	36,087	≥6.50%
Company	71,446	12.86%	24,996	≥	4.50%	N/A	N/A
Tier 1 capital ratio
Bank	88,166	15.88%	33,311	≥	6.00%	44,415	≥8.00%
Company	88,518	15.94%	33,328	≥	6.00%	N/A	N/A
Total capital ratio
Bank	95,149	17.14%	44,415	≥	8.00%	55,519	≥10.00%
Company	95,501	17.19%	44,438	≥	8.00%	N/A	N/A

December 31, 2017
Tier 1 leverage ratio
Bank	$85,489	9.88%	$34,609	≥	4.00%	$43,262	≥5.00%
Company	86,349	9.98%	34,616	≥	4.00%	N/A	N/A
Common equity tier 1 ratio
Bank	68,417	12.23%	25,176	≥	4.50%	36,365	≥6.50%
Company	69,277	12.38%	25,180	≥	4.50%	N/A	N/A
Tier 1 capital ratio
Bank	85,489	15.28%	33,568	≥	6.00%	44,757	≥8.00%
Company	86,349	15.43%	33,573	≥	6.00%	N/A	N/A
Total capital ratio
Bank	92,514	16.54%	44,757	≥	8.00%	55,947	≥10.00%
Company	93,373	16.69%	44,765	≥	8.00%	N/A	N/A

The Company is also subject to various dividend restrictions as a result of its participation in the U.S. Treasury’s TARP CPP program as described more fully in Note 13.

NOTE 12—DISCLOSURES ABOUT ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on either recent real estate appraisals or, for loans with modification agreements in place, discounted cash flow analyses.

In valuing either impaired loans with specific allocations of the allowance for loan losses or real estate owned, appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

As previously disclosed in Note 1, the fair value of servicing rights is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements, Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2018
Securities available for sale
Mortgage backed securities—residential	$—	$2,030,474	$—
Mortgage backed securities—commercial	—	2,313,899	—
Corporate note securities	—	9,853,556	—
Collateralized mortgage obligations	—	2,006,772	—
Mortgage servicing rights	—	—	10,504,459
December 31, 2017
Securities available for sale
Mortgage backed securities—residential	$—	$2,245,210	$—
Mortgage backed securities—commercial	—	2,510,332	—
Corporate note securities	—	9,940,065	—
Collateralized mortgage obligations	—	2,206,675	—
Mortgage servicing rights	—	—	9,131,030

Refer to Note 14 for reconciliation of mortgage servicing rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2018 and 2017.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Assets and Liabilities Measured on a Non-Recurring Basis

There were no assets and liabilities measured at fair value on a non-recurring basis at March 31, 2018 and December 31, 2017.

Carrying amount and estimated fair values of financial instruments at March 31, 2018 and December 31, 2017 were as follows (in thousands):

	Carrying Value	Fair Value	Level of Input
March 31, 2018
Financial assets
Cash and cash equivalents	$127,708	$127,708	1
Time deposits with banks	3,800	3,800	1
Securities available for sale	16,205	16,205	2
Securities held to maturity	26,565	26,162	2
Loans held for sale	1,707	1,707	1
Loans receivable, net	683,648	675,784	3
FHLB stock	7,276	N/A	N/A
Mortgage servicing rights	10,504	10,504	3
Accrued interest receivable	2,648	2,648	1
Financial liabilities
Demand, NOW, money market and savings	$325,271	$325,271	1
Time deposits	$324,233	$326,768	3
Other borrowed funds	142,500	141,236	3
Junior subordinated debentures	7,217	5,336	3
Accrued interest payable	2,074	2,074	1
December 31, 2017
Financial assets
Cash and cash equivalents	$91,030	$91,030	1
Time deposits with banks	3,800	3,800	1
Securities available for sale	16,902	16,902	2
Securities held to maturity	26,932	26,821	2
Loans held for sale	440	440	1
Loans receivable, net	704,657	708,945	3
FHLB stock	7,613	N/A	N/A
Mortgage servicing rights	9,131	9,131	3
Accrued interest receivable	2,741	2,741	1
Financial liabilities
Demand, NOW, money market and savings	$322,030	$322,030	1
Time deposits	$307,738	$309,963	3
Other borrowed funds	150,000	149,327	3
Junior subordinated debentures	7,217	5,351	3
Accrued interest payable	2,462	2,462	1

The methods and assumptions, not previously presented, used to estimate fair values are described as follows; Carrying amount is the estimated fair value for cash and cash equivalents, time deposits with banks, accrued interest receivable and payable, demand deposits, short-term debt, and deposits that reprice frequently and fully. Similar to securities available for sale described previously, the fair value of securities held to maturity are

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

determined by matrix pricing, utilizing an independent pricing service for significantly similar securities and relying on the securities’ relationship to other benchmark quoted securities. For deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

The Company adopted the provisions of ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” on January 1, 2018, resulting in the use of exit price notion on the fair value of loans receivable. The fair value of loans receivable is determined using the exit price notion, which considers the following factors: rate of loan relative to current market rates, strength of credit, underwriting methodology and loan documentation, and ability to liquidate. The current market rate is determined based on the current market rate for a similarly priced product of that asset class (the same as that applied when calculating discounted cash flow pricing) and is adjusted for underwriting uncertainty and market liquidity discounts. This price is further adjusted by an estimate of credit risk to determine the exit price of the loan portfolio. Prior to the adoption of ASU 2016-01, the fair value of loans receivable is based on discounted cash flows using current market rates applied to the estimated life.

NOTE 13—CAPITAL PURCHASE PROGRAM

On March 13, 2009, as part of the U.S. Treasury Department Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), the Company issued and sold 17,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, for a purchase price of $17,000,000 in cash. Cumulative dividends on the Series A preferred shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. Subject to the approval of the Board of Governors of the Federal Reserve System, the Preferred Shares are redeemable at the option of the Company at 100% of their liquidation preference.

In August 2010, the Company exchanged the 17,000 shares of TARP CPP preferred stock (Series A preferred stock) for 17,000 newly issued TARP Community Development Capital Initiative Shares (“CDCI”), shown on the statements of financial condition as Series B preferred stock. The CDCI shares have the same liquidation preference terms as the TARP CPP preferred stock. The CDCI shares bear a dividend rate of 2% per annum for the first eight years from August 15, 2010 to August 15, 2018, and at a rate of 9% thereafter. Subject to the approval of the Board of Governors of the Federal Reserve System and U.S. Treasury Department, the preferred shares are redeemable at the option of the Company at 100% of their liquidation preference.

The fair value of CDCI shares at time of the exchange was determined to be $13,654,238 using a discounted cash flow analysis which resulted in a discount of $3,345,762. Accretion of the discount associated with the CDCI preferred stock is recognized as an increase to preferred stock dividends in determining net income available to common shareholders.

The Securities Purchase Agreement, pursuant to which the Preferred Shares were sold, contains limitations on the payment of dividends on the Common Stock which effectively prohibits the payment of cash dividends while the securities are outstanding and on the Company’s ability to repurchase its Common Stock, equity securities, or trust preferred securities. The Company is also subject to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008, which places limits on both golden parachute payments and incentive compensation or bonus payments based upon unnecessary or excessive risks. There is also a provision requiring the recovery of bonuses or incentive compensation paid based on reported earnings, gains, or other criteria that are later found to be materially inaccurate.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

From May 2011 through July 2014, the Company had to obtain regulatory approval prior to payment of any dividends. The Company declared and paid $85,000 and $85,000 in dividends on TARP preferred stock during the three months ended March 31, 2018 and 2017, respectively.

NOTE 14—MORTGAGE SERVICING RIGHTS

Activity for loan servicing rights follows:

	Three months ended March 31,
	2018	2017
Beginning of year	$9,131,030	$7,008,026
New additions	690,917	326,811
Change in fair value	682,512	(206,287)

	$10,504,459	$7,128,550

The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds, default rates, losses and interest rates, among other factors. During the three months ended March 31, 2018 and the year ended December 31, 2017, the Bank sold residential loans to an unrelated bank in addition to selling residential loans to FNMA. The fair value at March 31, 2018 for each portfolio was determined based on the following factors:

Portfolio	Discount Rate	Prepayment Speed Range	Weighted avg. default rate
FNMA—Fixed	10.00%	6.28 CPR to 8.88 CPR	0.09%
FNMA MBS-Fixed	10.00%	10.96 CPR	0.00%
FNMA MBS-Adjustable	12.00%	16.01 CPR to 16.88 CPR	0.00%
Other institution	15.00%	13.12 CPR to 15.28 CPR	0.00%

The unpaid principal balance of loans serviced for others, which are not included in the accompanying consolidated statements of financial condition, were approximately $1,055,135,000 and $1,021,393,000 at March 31, 2018 and December 31, 2017, respectively. The custodial escrow balances for loans serviced for others were $4,687,566 and $3,937,274 at March 31, 2018 and December 31, 2017 and are included in deposits.

Servicing fee income recorded for fees earned for servicing loans, net of direct expenses, is reported on the consolidated statements of income and comprehensive income with service and transaction fees. The fees are based on a contractual percentage of the outstanding principal, and are recorded as income when earned. Net servicing fees totaled $704,967 and $598,640 for the three months ended March 31, 2018 and 2017, respectively. Net servicing fees are reported within the service and transaction fees line item on the consolidated statements of income and comprehensive income. Late fees and ancillary fees related to loan servicing are not material.

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 15—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	March 31, 2018	March 31, 2017
Basic
Net income	$3,003,457	$1,591,013
Less TARP Preferred Stock Dividend	(85,000)	(85,000)
Less TARP Discount Accretion	(124,371)	(118,340)
Less FAIB Capital Corp Preferred Stock Dividend	—	—

Net income available to common shareholders	$2,794,086	$1,387,673

Weighted average common shares outstanding	2,204,046	2,204,046

Basic earnings per common share	$1.27	$0.63

Diluted
Net income	$3,003,457	$1,591,013
Less TARP Preferred Stock Dividend	(85,000)	(85,000)
Less TARP Discount Accretion	(124,371)	(118,340)
Less Dividend on noncontrolling interest	—	—

Net income available to common shareholders	$2,794,086	$1,387,673

Weighted average common shares outstanding for basic earnings per common share	2,204,046	2,204,046
Add: Dilutive effects of assumed exercises of stock options	12,755	—

Average shares and dilutive potential common shares	2,216,801	2,204,046

Diluted earnings per common share	$1.26	$0.63

As of March 31, 2018 and 2017, there were 0 and 68,000 stock options that were anti-dilutive, respectively.

NOTE 16—ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, with related tax effects, included in total equity are as follows:

	March 31, 2018	December 31, 2017
Net unrealized (losses) on securities	$(180,725)	$(52,016)
Tax effect	37,952	25,149

Accumulated other comprehensive loss	$(142,773)	$(26,867)

NOTE 17—SUBSEQUENT EVENT

On April 23, 2018, RBB Bancorp and First American International Corporation, New York, New York (FAIC) entered into an Agreement and Plan of Merger (the Merger Agreement), providing for the merger of FAIC with and into RBB Bancorp, with RBB Bancorp as the surviving corporation (the Merger). Immediately following the effectiveness of the Merger, First American International Bank, a wholly-owned subsidiary of FAIC (FAIB) will be merged with and into Royal Business Bank (“RBB”), with RBB being the surviving bank in the merger (the Bank Merger).

FIRST AMERICAN INTERNATIONAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the Effective Time), each share of the common stock of FAIC will be convertible into the right to receive (i) 1.3472 shares of the common stock, no par value per share, of RBB Bancorp and (ii) $15.30 in cash (such consideration set forth in clauses (i) and (ii), the Per Share Merger Consideration). Holders of in-the-money FAIC stock options (FAIC Stock Options) will receive an amount equal to (1) $51.00 minus (2) the exercise price per share with respect to the corresponding FAIC Stock Option.

Pursuant to the terms of the Merger Agreement, RBB Bancorp and FAIC have agreed that FAIC will repurchase its currently outstanding $17 million of preferred stock held by the U.S. Department of the Treasury and issued under the Troubled Asset Relief Program prior to completion of the Merger (the TARP Redemption) and that Royal Business Bank will assist in financing such repurchase, if necessary. Royal Business Bank has committed to lend FAIC $17 million for up to one month, if necessary.

The Merger is expected to close in the second half of 2018, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of FAIC’s shareholders. Each director of FAIC has entered into an agreement with RBB Bancorp pursuant to which they have committed to vote their shares of FAIC common stock in favor of the proposed acquisition.

During the three months ended March 31, 2018, merger and merger-related expenses of $884,862 were incurred.

EXECUTION VERSION

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 23, 2018

AMONG

FIRST AMERICAN INTERNATIONAL CORP.

AND

RBB BANCORP

Page
ARTICLE I THE MERGER		A-1-1

1.1	The Merger	A-1-1
1.2	Effective Time and Effect of Merger	A-1-2
1.3	Closing	A-1-3
1.4	Conversion of Company Common Stock	A-1-3
1.5	Parent Common Stock	A-1-4
1.6	Treatment of Stock Options	A-1-4
1.7	Treatment of Company Preferred Stock	A-1-4
1.8	Tax Consequences	A-1-5

ARTICLE II EXCHANGE OF SHARES		A-1-5

2.1	Parent to Make Merger Consideration Available	A-1-5
2.2	Exchange of Shares	A-1-5
2.3	Dissenters’ Rights	A-1-7
2.4	Directors Voting Agreements	A-1-7

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY		A-1-7

3.1	Corporate Organization	A-1-8
3.2	Capitalization	A-1-9
3.3	Authority; No Violation	A-1-9
3.4	Consents and Approvals	A-1-10
3.5	Reports	A-1-11
3.6	Financial Statements.	A-1-11
3.7	Broker’s Fees	A-1-12
3.8	Absence of Certain Changes or Events	A-1-12
3.9	Legal Proceedings	A-1-12
3.10	Taxes and Tax Returns	A-1-12
3.11	Employees and Employee Benefit Plans	A-1-13
3.12	Compliance with Applicable Law	A-1-16
3.13	Certain Contracts	A-1-16
3.14	Agreements with Regulatory Agencies	A-1-17
3.15	Risk Management Instruments	A-1-17
3.16	Environmental Matters	A-1-18
3.17	Investment Securities and Commodities.	A-1-18
3.18	Real Property	A-1-19
3.19	Intellectual Property	A-1-19
3.20	Related Party Transactions	A-1-19
3.21	Anti-takeover Provisions	A-1-20
3.22	Reorganization	A-1-20
3.23	Opinion	A-1-20
3.24	Company Information	A-1-20
3.25	Loan Portfolio	A-1-20
3.26	Insurance	A-1-21
3.27	Trust Business	A-1-21
3.28	No Other Representations or Warranties	A-1-21

i

Page

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		A-1-22

4.1	Corporate Organization	A-1-22
4.2	Capitalization	A-1-23
4.3	Authority; No Violation	A-1-23
4.4	Consents and Approvals	A-1-24
4.5	Reports	A-1-24
4.6	Financial Statements	A-1-25
4.7	Broker’s Fees	A-1-26
4.8	Absence of Certain Changes or Events	A-1-26
4.9	Legal Proceedings	A-1-26
4.10	Taxes and Tax Returns	A-1-26
4.11	Employees and Employee Benefit Plans	A-1-27
4.12	Compliance with Applicable Law.	A-1-29
4.13	Certain Contracts	A-1-30
4.14	Agreements with Regulatory Agencies	A-1-30
4.15	Environmental Matters	A-1-30
4.16	Related Party Transactions	A-1-31
4.17	State Takeover Laws	A-1-31
4.18	Reorganization	A-1-31
4.19	Opinion	A-1-31
4.20	Parent Information	A-1-31
4.21	No Other Representations or Warranties	A-1-31

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-1-32

5.1	Conduct of Business of the Company and Parent Prior to the Effective Time	A-1-32
5.2	Company Forbearances	A-1-32
5.3	Parent Forbearances	A-1-35

ARTICLE VI ADDITIONAL AGREEMENTS		A-1-36

6.1	Regulatory Matters.	A-1-36
6.2	Access to Information and Confidentiality	A-1-37
6.3	Shareholders’ Approvals	A-1-38
6.4	Legal Conditions to Merger	A-1-39
6.5	Stock Exchange Listing	A-1-39
6.6	Employee Benefit Plans.	A-1-39
6.7	Indemnification; Directors’ and Officers’ Insurance	A-1-41
6.8	Advice of Changes	A-1-42
6.9	Corporate Governance	A-1-42
6.10	Acquisition Proposals	A-1-43
6.11	Public Announcements	A-1-44
6.12	Change of Method	A-1-44
6.13	Takeover Statutes	A-1-44
6.14	Exemption from Liability Under Section 16(b)	A-1-44
6.15	Assumption of Company Debt	A-1-44
6.16	Transition	A-1-45
6.17	Tax Treatment of the Merger	A-1-45
6.18	Shareholder and Confidentiality Agreement	A-1-45
6.19	FIRPTA Certificate	A-1-45

Page

ARTICLE VII CONDITIONS PRECEDENT		A-1-45

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-1-45
7.2	Conditions to Obligations of Parent	A-1-46
7.3	Conditions to Obligations of the Company	A-1-46

ARTICLE VIII TERMINATION AND AMENDMENT		A-1-47

8.1	Termination	A-1-47
8.2	Effect of Termination.	A-1-48

ARTICLE IX GENERAL PROVISIONS		A-1-49

9.1	Nonsurvival of Representations, Warranties and Agreements	A-1-49
9.2	Amendment	A-1-49
9.3	Extension; Waiver	A-1-49
9.4	Expenses	A-1-50
9.5	Notices	A-1-50
9.6	Interpretation	A-1-51
9.7	Counterparts	A-1-51
9.8	Entire Agreement	A-1-51
9.9	Governing Law; Jurisdiction.	A-1-51
9.10	Waiver of Jury Trial	A-1-52
9.11	Assignment; Third Party Beneficiaries	A-1-52
9.12	Specific Performance	A-1-52
9.13	Severability	A-1-52
9.14	Delivery by Facsimile or Electronic Transmission	A-1-53

INDEX OF DEFINED TERMS

Page
$63
Acquisition Proposal	54
affiliate	63
Agreement	1
Bank Merger	1
Bank Merger Agreement	2
BHC Act	10
business day	63
Cash Consideration	4
Certificate	4
Certificate of Merger	2
certificates	6
CFC	1
CGCL	1
Closing	3
Closing Date	3
Code	1
Company	1
Company 401(k) Plan	50
Company Benefit Plans	16
Company Board of Directors	5
Company Bylaws	10
Company Certificate	10
Company Common Stock	3
Company Contract	21
Company Disclosure Schedule	9
Company Indemnified Parties	51
Company Meeting	47
Company Owned Properties	23
Company Preferred Stock	11
Company Qualified Plans	17
Company Real Property	23
Company Recommendation	12
Company Regulatory Agreement	21
Company Reports	14
Company Stock Option	4
Company Stock Option Plans	5
Confidentiality Agreements	47
Continuing Employees	49
Controlled Group Liability	18
Customer Information	20
DBO	13
DFS	13
Derivative Contract	21
Dissenting Shares	8
dollars	63
Effective Time	2
Employment Agreements	50
Enforceability Exceptions	12

Page
Environmental Laws	22
ERISA	16
ERISA Affiliate	18
Exchange Act	31
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	4
FDIC	10
Federal Reserve Board	13
GAAP	9
Governmental Entity	13
Hazardous Substance	23
Intellectual Property	24
IRS	15
knowledge	63
Liens	11
Loans	25
made available	63
Material Adverse Effect	9
Merger	1
Merger Consideration	4
Multiemployer Plan	17
Multiple Employer Plan	17
NASDAQ	7
New Plans	49
Notifying Party	52
NYBCL	1
NYS Secretary	2
Option Consideration	5
Parent	1
Parent 401(k) Plan	50
Parent Bank	1
Parent Benefit Plans	34
Parent Bylaws	2
Parent Certificate	2
Parent Common Stock	4
Parent Contract	37
Parent Disclosure Schedule	27
Parent Equity Awards	28
Parent Preferred Stock	28
Parent Qualified Plans	34
Parent Regulatory Agreement	38
Parent Reports	30
Parent Share Closing Price	7
Parent Stock Options	28
Parent Stock Plans	28
PBGC	18
Permitted Encumbrances	23
person	63
Premium Cap	52
Privacy Policy	20

v

Page
Proxy Statement	13
Regulatory Agencies	13
Representatives	53
Requisite Company Vote	12
Requisite Regulatory Approvals	46
S-4	13
Sarbanes-Oxley Act	20
SEC	10
Section 623	8
Section 910	8
Securities Act	31
Series A Preferred Stock	10
Series B Preferred Stock	5
Significant Subsidiary	10
SRO	13
Subsidiary	10
Surviving Bank	1
Surviving Corporation	1
TARP Purchase	5
Tax	16
Tax Return	16
Taxes	16
Termination Date	59
Termination Fee	60
transactions contemplated by this Agreement	63
transactions contemplated hereby	63
Treasury	5
Treasury Regulations	6
Trust Preferred Securities	11
WARN	20

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 23, 2018 (this “Agreement”), by and between First American International Corp., a New York bank holding company (the “Company”), and RBB Bancorp, a California bank holding company (“Parent”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; thereafter First American International Bank (“Company Bank”) will merge with and into Royal Business Bank (the “Parent Bank”) (the “Bank Merger”), and other transactions contemplated by this Agreement, on the terms and subject to the conditions provided for in this Agreement and applicable law;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with Section 1100 et. seq. of the General California Corporations Law (“CGCL”) and the New York Business Corporation Law (the “NYBCL”), at the Effective Time (as defined below), the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of California. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate. Following the Merger and as soon as possible thereafter, the Company Bank and Parent Bank shall consummate the Bank Merger in accordance with the procedures specified in the California Financial Code (“CFC”) pursuant to CFC Section 4887 and the New York Banking Law. Parent Bank will be the Surviving Bank (the “Surviving Bank”), it shall continue to exist as a California state-chartered banking corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Bank Merger, and the separate corporate existence of the Company Bank shall cease.

(b) Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of Parent (the “Parent Certificate” and “Parent Bylaws,” respectively) immediately after the Merger shall be those of Parent as in effect immediately prior to the Effective Time. The articles of incorporation and bylaws of the Parent Bank immediately after the Bank Merger shall be those of Parent Bank as in effect immediately prior to the Effective Time.

A-1-1

(c) Directors and Officers of the Surviving Corporation and Surviving Bank.

(i) Except for the appointment of two (2) individuals to the Parent Board of Directors from the Board of Directors of Company at the Effective Time in accordance with Section 6.9, with one individual to be appointed as the Vice-Chairman of the Board of Directors of the Parent, the directors and officers of Parent immediately prior to the Effective Time shall be the directors and officers of Parent immediately following the Merger, in accordance with Section 6.9 of this Agreement, until such time as their successors shall be duly elected and qualified.

(ii) Except for the appointment of two (2) individuals to the Parent Board of Directors from the Board of Directors of Company Bank at the Effective Time in accordance with Section 6.9, with one individual to be appointed as the Vice-Chairman of the Board of Directors of the Parent Bank, the directors and officers of Parent Bank immediately prior to the Effective Time shall be the directors and officers of Parent Bank immediately following the Merger, in accordance with Section 6.9 of this Agreement, until such time as their successors shall be duly elected and qualified.

1.2 Effective Time and Effect of Merger.

(a) The Merger shall become effective as set forth in the certificate of merger to be filed with the New York State Secretary of State (the “NYS Secretary”) and the Agreement of Merger to be filed with the California Secretary of State on the Closing Date (each, a “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger and this Agreement. Upon the Effective Time, Parent shall be the Surviving Corporation, in accordance with Section 1100 et. seq. of the CGCL.

(b) At the Effective Time, the effect of the Merger shall be as provided in the CGCL and the NYBCL, including any rules or regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, all debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(c) Within two weeks of the date of the execution of this Agreement, Company and Parent shall cause the Boards of Directors of Company Bank and Parent Bank, respectively, to approve a separate agreement and plan of merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and cause the Bank Merger Agreement to be executed and delivered. The effect of the Bank Merger shall be as provided in the CFC and the New York Banking Law, including any rules or regulations promulgated thereunder and the Bank Merger Agreement. Without limiting the generality of the foregoing, and subject thereto, all the property, rights, privileges, powers and franchises of the Company Bank shall vest in the Parent Bank, all debts, liabilities, obligations, restrictions, disabilities and duties of the Company Bank shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Parent Bank.

(d) Further Actions.

(i) If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (A) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (B) otherwise carry out the purposes of this Agreement, the Company, and its proper officers and directors, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in

A-1-2

the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

(ii) If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (A) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its right, title or interest in, to or under any of the rights, properties or assets of the Company Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (B) otherwise carry out the purposes of this Agreement, the Company Bank, and its proper officers and directors, shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Bank are fully authorized in the name of the Surviving Bank or otherwise to take any and all such action.

1.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Los Angeles time at the offices of RBB Bancorp, 7025 Orangethorpe Avenue, Buena Park, CA 90621 on a date which shall be no later than ten (10) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the “Closing Date”).

1.4 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and Section 2.3, each share of the common stock, par value $0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive (i) 1.3472 shares (the “Exchange Ratio”) of the common stock, no par value per share, of Parent (the “Parent Common Stock”) and (ii) $15.30 in cash without interest (the “Cash Consideration”) (such consideration set forth in clauses (i) and (ii), the “Merger Consideration”); it being understood that upon the Effective Time, pursuant to Section 1.5, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive Parent Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon, (iii) the Cash Consideration and (iv) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and the Cash Consideration upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for

A-1-3

a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

1.5 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.6 Treatment of Stock Options.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under Company Stock Option Plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall become fully vested and be cancelled and converted automatically into the right to receive an amount in cash, in lieu of each share of Company Common Stock that would otherwise have been issuable upon exercise thereof, equal to (A) $51.00 less (B) the exercise price per share with respect to the corresponding Company Stock Option in question (“Option Consideration”), subject to all applicable withholding and payroll taxes with respect to such options. Any Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to $51.00 shall be cancelled in exchange for no consideration or payment.

(b) At least fifteen (15) days prior to the Closing Date and prior to, and as a condition to, any such payment, the Company shall obtain a written acknowledgement and waiver from each holder of Company Stock Option (in the form of the Option Cancellation Agreement attached hereto as Exhibit B) (i) confirming the number of Company Stock Options held (and shares of Company Common Stock subject to such Company Stock Options), (ii) confirming that the treatment of such Company Stock Options pursuant to this Agreement and the amounts to be paid pursuant to this Agreement have been correctly calculated and (iii) acknowledging that in consideration for the cancellation of such Company Stock Option, the holder agrees to accept the Option Cancellation Agreement. The Company shall provide a copy of each such Option Cancellation Agreement to Parent at least five (5) business days prior to the Closing Date.

(c) At or prior to the Effective Time, the Company, the Board of Directors of the Company (the “Company Board of Directors”) and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6.

(d) For purposes of this Agreement, “Company Stock Option Plans” means, collectively, First American International Bank 2000 Directors Stock Option Plan and First American International Corp. 2005 Incentive Stock Option Plan.

1.7 Treatment of Company Preferred Stock. As soon as possible following (i) obtaining the Requisite Company Vote, all necessary approvals by the United States Department of Treasury (“Treasury”) to redeem such Series B Preferred Stock (as defined below), all the relevant approvals by Governmental Entities under applicable laws to redeem the Series B Preferred Stock (as defined below) and all Requisite Regulatory Approvals, and (ii) the agreement by the Company that all conditions to the Closing have been satisfied or waived (other than the delivery of opinions, certificates and other documents on the Closing Date as provided for herein), and in any event not later than five (5) business days prior to the Closing Date, Parent shall fund the purchase by either Parent or the Company from the Treasury of each share of the Company’s TARP Community

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Development Capital Initiative Shares (“Series B Preferred Stock”), issued and outstanding on such date (such purchase, the “TARP Purchase”); provided, however, that Parent agrees to provide financing for the entire amount of the TARP Purchase for an interim period of up to one month.

1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to be and the parties hereby adopt this Agreement as a “plan of reorganization”(within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated, pursuant to the Code, by the Treasury (the “Treasury Regulations”)) for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, an amount in cash sufficient to pay the aggregate Cash Consideration payable to holders of Company Common Stock and cash in lieu of any fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Parent Common Stock, the Cash Consideration and cash in lieu of fractional shares, if any, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, (B) the Cash Consideration and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash consideration or cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive, the Cash Consideration and any cash in lieu of fractional shares or in respect

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of dividends or distributions as contemplated by this Section 2.2. Company shall cause its transfer agent to cooperate with Parent and the Exchange Agent to provide Company shareholder records, as necessary and appropriate to effect the Closing.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the NASDAQ Global Select Market (“NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, the Cash Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable

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pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent or Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, the Cash Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.3 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Dissenting Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a holder who has not voted to adopt this Agreement or assented thereto in writing and has the right to demand and has properly demanded payment of the fair value of such shares by filing a written notice of such holder’s election to dissent from the Merger in accordance with Section 623 of the NYBCL (“Section 623”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1 of this Agreement, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 623 and Section 910 of the NYBCL (“Section 910”); provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under Section 623 and Section 910, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been canceled, extinguished and converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1, without interest thereon. The Company shall give Parent (i) a prompt written notice of any demands received by the Company for dissenting of any shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NYBCL that relates to such demand, and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.4 Shareholders Agreements. All directors of the Company have entered into agreements in the form attached hereto as Exhibit C commensurate with the execution of this Agreement by the parties hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

References herein to “Company Disclosure Schedule” shall mean all of the disclosure schedules required by Article III and Article V hereof, dated as of the date hereof and delivered on the date hereof by the Company to Parent. The Company Disclosure Schedule shall be organized to correspond to Sections in Article III and Article V of this Agreement. Each exception set forth in the Company Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross reference or otherwise) in the Company Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation). As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company or Parent, as the case may

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be, an effect which (i) is material and adverse to the business, assets, financial condition, or results of operations of such party and its Subsidiaries on a consolidated basis, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in United States Generally Accepted Accounting Principles (“GAAP”) or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or deemed approval of the other party, as provided for herein, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses incurred by the parties to this Agreement in consummating the transactions contemplated hereby, (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of the Company or Parent, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, or (g) changes relating to securities markets in general (including any disruption thereof and any decline in the price of any security or market index). For the purposes of this Agreement, “knowledge” shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party, any officer of that party with the title ranking not less than senior vice president or that party’s corporate secretary. Except as disclosed in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. True and complete copies of the Certificate of Incorporation of the Company (the “Company Certificate”) and the By-Laws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. As used in this Agreement, the word “Subsidiary” when used with respect to the Company, shall have the meaning ascribed to it in Section 2.2(d) of the BHC Act. As used in this Agreement, the term “Significant Subsidiary” shall mean each Subsidiary which is a “significant subsidiary” as defined in Regulation S-X, promulgated by the United States Securities and Exchange Commission (the “SEC”), as in effect as of the date hereof. All of the Subsidiaries of the Company are listed in the Company Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries.

(b) Each Significant Subsidiary of the Company (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit

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Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 3,000,000 shares of Company Common Stock, par value $0.0001 per share, 750,000 shares of Series A preferred stock, par value $0.10 per share (“Series A Preferred Stock”) and 17,000 shares of Series B Preferred Stock, par value $0.10 per share (together with Series A Preferred Stock, “Company Preferred Stock”). As of April 16, 2018, there are (i) 2,204,046 shares of Company Common Stock issued and outstanding, (ii) 17,000 Series B Preferred Stock issued and outstanding (iii) 2,500 shares of Company Common Stock held in treasury, (iv) 54,500 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, and (v) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. Section 3.2(a) of the Company Disclosure Schedule sets forth all of the issued and outstanding trust preferred securities (“Trust Preferred Securities”) or subordinated debt securities of the Company and the outstanding capital stock and debt securities of each Subsidiary. Other than Company Stock Options, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to the Company Bank, as provided in Section 114 of New York Banking Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except (i) as disclosed in the Company Disclosure Schedule (ii) for the Company’s ownership in its Subsidiaries, (iii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers and (iv) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither the Company nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of March 31, 2018, a true, correct and complete list of all Company Stock Options outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Option, (iii) the grant date of each such Company Stock Option, and (iv) the exercise price for each such Company Stock Option.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder, regulatory and other actions described below, to consummate the transactions

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contemplated hereby in accordance with the terms hereof and the Company Bank has the full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Company Board of Directors. The Company Board of Directors has, by a unanimous vote of those present constituting a quorum, adopted resolutions as of the date of this Agreement, (x) approving this Agreement, (y) resolving to submit this Agreement to the shareholders of the Company, and (z) recommending to the shareholders of the Company that they vote at the Company Meeting to adopt this Agreement (the “Company Recommendation”). The Company Board of Directors has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, and receipt of all necessary regulatory approvals and waivers, no other corporate proceedings on the part of the Company or the Company Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the FDIC, the California Department of Business Oversight (the “DBO”) and the New York State Department of Financial Services (the “DFS”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as part of a prospectus of Parent, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the

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Certificate of Merger with the California Secretary of State and the DBO and the Certificate of Merger with the NYS Secretary and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports. The Company and each of its Significant Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2016 with (i) any state regulatory authority, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) any foreign regulatory authority, (v) any self-regulatory organization (an “SRO”) ((i) – (v) collectively, “Regulatory Agencies”), and with each other applicable Governmental Entity, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries, included in Section 3.6 of the Company Disclosure Schedule (collectively, the “Company Reports”): (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Significant Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company for the year ended December 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

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(d) Since January 1, 2015, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.7 Broker’s Fees. With the exception of the engagement of Sandler O’Neill + Partners, L.P., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2017, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Other than in connection with matters related to this Agreement, since December 31, 2017, the Company and its Subsidiaries have carried on their respective business in all material respects in the ordinary course consistent with past practice.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2011 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions

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or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last three (3) years. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan (if applicable), and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Company Benefit Plan. All required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments, summary annual reports, Forms PBGC-1 and summary plan descriptions) have been filed or distributed appropriately in all material respects with respect to each

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Company Benefit Plan. All contributions required to be made under the terms of any Company Benefit Plan have been timely made in all material respects.

(c) No Company Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in material compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans.

(e) Neither Company nor the Company Bank has any obligation to provide any current or former employee, officer, director, consultant or other service provider any health, disability or life benefits beyond his or her retirement or other termination of service under any Company Benefit Plan, other than healthcare continuation coverage mandated by applicable law.

(f) Each Company Benefit Plan has been established, operated and administered in material compliance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(g) Section 3.11(g) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be a tax-qualified plan under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust or the Company Qualified Plan is maintained pursuant to a volume submitter or prototype document for which it may properly rely on the applicable opinion or advisory letter, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(h) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA, including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (“Multiple Employer Plan”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(i) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Company Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan. No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Company and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under

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Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(j) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(k) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries. Neither any Company Benefit Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Company nor the Company Bank has provided, and neither is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(l) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(m) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event), other than payments made by the Parent or its Subsidiaries including the Surviving Corporation (other than under the Company Benefit Plans as in effect at the time of execution and delivery of this Agreement), will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(n) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

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3.12 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Bank Secrecy Act, as amended by the USA PATRIOT Act, the United States Foreign Corrupt Practices Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Gramm-Leach-Bliley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Federal Consumer Credit Protection Act and all New York State banking laws governing the operation of banks chartered under the laws of the State of New York, the Federal Workers Adjustment Retraining and Notification Act (“WARN”) or state law equivalent, applicable federal and New York or other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours, the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b) Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries as may otherwise be set forth in the Company Disclosure Schedule, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2016.

(c) Company has a privacy policy (a “Privacy Policy”) regarding the collection and use of personally-identifiable information (“Customer Information”). To the knowledge of the Company, the Company has not collected any Customer Information in an unlawful manner or in violation of its Privacy Policy; nor has the Company used any of the Customer Information in a manner that violates its Privacy Policy in any material respect.

(d) Neither the Company nor the Company Bank has received any written notice that either the Company or the Company Bank is in default with respect to any order, writ, injunction or decree of any court, or in default under any orders or licenses of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.13 Certain Contracts.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business

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by the Company or any of its Subsidiaries or upon consummation of the Merger will so restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) other than extensions of credit, other banking products offered by the Company and its Subsidiaries or derivatives, which creates future payment obligations in excess of $100,000 and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company Disclosure Schedule sets forth a true and complete list of all third-party consents or waivers required to be obtained so as not to be in default under any Company Contract as a result of the execution of this Agreement or the completion of the Merger or the Bank Merger.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

(c) Neither the Company nor the Company Bank is a party to any oral or written (A) consulting agreement not terminable without penalty on 30 days’ or less notice, or (B) agreement which requires the payment of referral fees or commissions or other fees in connection with deposits, loans or any other business.

3.14 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, collar, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a “Derivative Contract”), whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its

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Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Neither Company nor the Company Bank is a party to nor have they agreed to enter into a Derivative Contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance.

3.16 Environmental Matters.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of the Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) To the Company’s knowledge, (i) no real property (including buildings or other structures) currently or formerly owned or operated by Company or the Company Bank, has been contaminated with, or has had any release of, any Hazardous Substance that could reasonably be expected to result in a material liability to the Company or the Company Bank arising out of any Environmental Law as defined above, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) neither the Company nor the Company Bank is subject to any material liability for any Hazardous Substance disposal or contamination on any third party property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) since December 31, 2016, neither the Company nor the Company Bank has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law, except with respect to a violation or liability as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The term “Hazardous Substance” means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

3.17 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any

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Lien, except as set forth in the financial statements set forth in the Company Disclosure Schedule, or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses.

3.18 Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company or a Company Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.19 Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) (i) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, and (c) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. Except for any intracompany transactions and deposits made with the Company Bank in the ordinary course of business, neither the Company nor any Company Subsidiary is a party

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to any transaction (including any loan or other credit accommodation) with any affiliate of the Company or any Company Subsidiary. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (iii) did not involve substantially more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any affiliate of the Company or any Company Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any Company Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by the Company is inappropriate.

3.21 Anti-takeover Provisions. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “control share acquisition,” “business combination moratorium,” “fair price,” “affiliate transaction,” “anti-greenmail,” or other form of antitakeover statute or regulation of any jurisdiction, including, without limitation, Section 912 of the NYBCL.

3.22 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action, will take any action, will fail to take any action, nor is aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Company Board of Directors has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Sandler O’Neill + Partners, L.P. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided in writing by the Company or its representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of March 31, 2018, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of March 31, 2018, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of March 31, 2018, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount, principal write-off amount and net principal of each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount, principal write-off amount and net principal of such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of March 31, 2018, is classified as “Other Real

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Estate Owned” and the book value thereof. The foregoing lists shall not be considered disclosed for any other purposes of the Agreement.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein and the Company is not aware of any claim for any such repurchase.

(e) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither the Company nor any of its Subsidiaries is (i) now nor has it ever been since December 31, 2016, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) aware of any claim, proceeding or investigation with respect thereto by any person.

3.26 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Significant Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Significant Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Significant Subsidiaries, the Company or the relevant Significant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 Trust Business. Neither Company nor the Company Bank has trust powers and neither engages in any trust business which requires trust powers.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the

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Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

References herein to “Parent Disclosure Schedule” shall mean all of the disclosure schedules required by Article IV and Article V hereof, dated as of the date hereof and delivered on the date hereof by the Parent to the Company. The Parent Disclosure Schedule shall be organized to correspond to Sections in Article IV and Article V of this Agreement. Each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross reference or otherwise) in the Parent Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation). Except as disclosed in the Parent Disclosure Schedule, the Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California is a bank holding company duly registered under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Certificate and Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company. All of the Subsidiaries of the Parent are listed in the Parent Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries.

(b) Each Significant Subsidiary of Parent is duly organized and validly existing under the laws of its jurisdiction of organization, is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Parent, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

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4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”). As of April 16, 2018, there are (i) 16,302,834 shares of Parent Common Stock issued and no shares of Parent Preferred Stock outstanding, (ii) no shares of Parent Common Stock held in treasury, (iii) 3,848,341 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options and other awards to purchase shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Stock Options” and, together with the Parent Restricted Stock Awards, the “Parent Equity Awards”), and (iv) no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding. As used herein, the “Parent Stock Plans” shall mean all employee and director equity incentive plans of Parent in effect as of the date of this Agreement and agreements for equity awards in respect of Parent Common Stock granted by Parent under the inducement grant exception. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote. Other than Parent Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable except (i) as disclosed in the Parent Disclosure Schedule (ii) for the Parent’s ownership in its Subsidiaries, (iii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers and (iv) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither Parent nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder, regulatory and other actions described below, to consummate the transactions contemplated hereby in accordance with the terms hereof and the Parent Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with their terms. The execution and delivery of this Agreement and the consummation of the Merger (including the Bank Merger) have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Parent’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption and approval of the Bank Merger Agreement by Parent as its sole shareholder, the adoption of resolutions to give effect to the provisions of Section 6.9 in connection with the Closing and receipt of all necessary regulatory approvals and waivers, no other corporate proceedings on the part of Parent or the Parent Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and

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delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized (subject to the adoption of the Merger Agreement by the holders of Parent Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, including the Bank Merger, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings or notices with the Federal Reserve and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the FDIC, the DFS and the DBO, respectively, in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (f) the filing of the Certificate of Merger with the California Secretary of State and the DBO and the Certificate of Merger with the NYS Secretary and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Significant Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2016 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

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(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2016 by Parent (the “Parent Reports”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been made publicly available. No such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Significant Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange

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Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.7 Broker’s Fees. With the exception of the engagement of FIG Partners, LLC, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2017, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Other than in connection with matters related to this Agreement, since December 31, 2017 through the date of this Agreement, Parent and its Subsidiaries have carried on their respective business in all material respects in the ordinary course consistent with past practice.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, or decree imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other

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third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Parent and its Subsidiaries for all years to and including 2011 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Parent has made available to the Company true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last three (3) years. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2)  of the Code.

4.11 Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3.3 of ERISA, whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries.

(b) Parent has heretofore made available to the Company true and complete copies of (i) each material Parent Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Parent Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Parent Benefit Plan, (D) the most recently prepared actuarial report for each Parent Benefit Plan (if applicable), and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Parent Benefit Plan. All required reports and descriptions (including but not limited to Form 5500 annual reports and required attachments, summary annual reports, Forms PBGC-1 and summary plan descriptions) have been filed or distributed appropriately in all material respects with respect to each Parent Benefit Plan. All contributions required to be made under the terms of any Parent Benefit Plan have been timely made in all material respects.

(c) No Parent Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

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(d) Each Parent Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in material compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans.

(e) Each Parent Benefit Plan has been established, operated and administered in material compliance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(f) The IRS has issued a favorable determination letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust or the Parent Qualified Plan is maintained pursuant to a volume submitter or prototype document for which it may properly rely on the applicable opinion or advisory letter, and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(g) With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Parent Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan. No Controlled Group Liability has been incurred by Parent or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(h) None of the Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(i) Neither Parent nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(j) All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent and its Subsidiaries. Neither any Parent Benefit Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Parent nor the Parent Bank has provided, and neither is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(k) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Parent’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under

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any of the Parent Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent or and its Subsidiaries.

(l) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent and its Subsidiaries.

4.12 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the Bank Secrecy Act, as amended by the USA PATRIOT Act, the United States Foreign Corrupt Practices Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Gramm-Leach-Bliley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Federal Consumer Credit Protection Act and all New York State banking laws governing the operation of banks chartered under the laws of the State of New York, the WARN Act or state law equivalent, applicable federal and New York or other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours, the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better.

(b) Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Parent and its Subsidiaries as may otherwise be set forth in the Parent Disclosure Schedule, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Parent, investigation into the business or operations of the Parent or any of its Subsidiaries since January 1, 2016.

(c) Parent has a Privacy Policy regarding the collection and use of Customer Information. To the knowledge of the Parent, Parent has not collected any Customer Information in an unlawful manner or in violation of its Privacy Policy; nor has Parent used any of the Customer Information in a manner that violates its Privacy Policy in any material respect.

(d) Neither the Parent nor the Parent Bank has received any written notice that either the Parent or the Parent Bank is in default with respect to any order, writ, injunction or decree of any court, or in default under any

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orders or licenses of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.13 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, (iii) to Parent’s knowledge each third-party counterparty to each Parent Contract has in all material respects performed all obligations required to be performed by it to date under such Parent Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.15 Environmental Matters.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Parent, the Parent and its Subsidiaries are in compliance with Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Parent any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Parent, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) To the Parent’s knowledge, (i) no real property (including buildings or other structures) currently or formerly owned or operated by Parent or the Parent Bank, has been contaminated with, or has had any release of,

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any Hazardous Substance that could reasonably be expected to result in a material liability to Parent or the Parent Bank arising out of any Environmental Law as defined above, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; (ii) neither the Parent nor the Parent Bank is subject to any material liability for any Hazardous Substance disposal or contamination on any third party property, except with respect to a violation or liability as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; and (iii) since December 31, 2016, neither the Parent nor the Parent Bank has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.16 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, except those of a type available to employees of Parent or its Subsidiaries generally.

4.17 State Takeover Laws. The Parent has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “control share acquisition,” “business combination moratorium,” “fair price,” “affiliate transaction,” “anti-greenmail,” or other form of antitakeover statute or regulation of any jurisdiction.

4.18 Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, will take any action, will fail to take any action, nor is aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Opinion. Prior to the execution of this Agreement, Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of FIG Partners, LLC to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.20 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.21 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate,

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budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company and Parent Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule and Section 5.1 and 5.3 of the Parent Disclosure Schedule), required by law or as consented to in writing by Parent or the Company, as the case may be (such consent not to be unreasonably withheld), (a) each of the Company and Parent shall, and shall cause their respective Subsidiaries to, conduct their business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact their business organization, employees and advantageous business relationships, and (b) each of the Company and Parent shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform their respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. In addition, the Company and Company Bank shall maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by them.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as may be set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, the Company shall not, and shall not permit any of its Significant Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, it being agreed that Parent will respond to any such written request for approval from the Company by the close of business on the second business day following receipt of such written request for approval or such approval shall be deemed to be given):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends payable on the Series B Preferred Stock, (B) dividends paid by any of the Significant Subsidiaries of the Company to the Company or any of its wholly-owned Significant Subsidiaries, (C) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options and (D) dividends payable by FAIB Capital Corp., in each case, in accordance with past practice and the terms of the applicable agreements);

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(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Company Stock Options in accordance with their terms;

(c) sell or dispose of any of assets with a market value greater than $100,000, other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement and set forth in Section 5.2(c) of the Company Disclosure Schedule;

(d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Significant Subsidiary of the Company;

(e) in each case, other than normal renewals or replacements of contracts and leases without material adverse changes of terms with respect to the Company, (i) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan, (i) enter into, adopt or terminate any Company Benefit Plan, (ii) amend any Company Benefit Plan other than amendments in the ordinary course of business consistent with past practice, that do not materially increase the cost to the Company of maintaining such Company Benefit Plan and which are necessary to continue benefits under such plan similar to current benefits, (iii) increase the compensation or benefits payable to any current or former employee, officer or director, except for annual base salary or wage rate increases for employees and officers in the ordinary course of business consistent with past practice in accordance with an annual review of such employee, officer or director, that do not exceed, in the aggregate, three percent (3%) of the aggregate cost of all employee annual base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, except as provided under the Company Benefit Plans, or (viii) hire or terminate the employment of any officer or employee having a title that is above Senior Vice President, other than for cause;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $75,000 individually or $150,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company or any of its Subsidiaries in respect thereof) and that would not impose any material restriction on the business of it or its Significant Subsidiaries or the Surviving Corporation and its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Certificate or Company Bylaws or comparable governing documents of its Significant Subsidiaries;

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(j) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Sections 7.1 or 7.2 not being satisfied, except as may be required by applicable law;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable law, regulation or policies imposed by any Governmental Entity;

(n) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(o) except pursuant to existing commitments, make any loans, extensions of credit except in the ordinary course of business consistent with past practices, and in any event in excess of $2.0 million, to any Person without first submitting complete loan package information to the chief credit officer of Parent Bank for review and comment, which comments shall be given within three (3) business days of receipt of the loan package;

(p) make any new loans to, or modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any affiliate of the Company Bank without first submitting complete loan package information to the chief credit officer of Parent Bank for review and comment, which comments shall be given within three (3) business days of receipt of the loan package;

(q) file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office servicing center or other facility;

(r) make, or commit to make, any capital expenditures in excess of $50,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Parent;

(s) other than in the ordinary course of business (including to comply with changes to Tax laws), make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

Notwithstanding anything to the contrary contained in this Agreement, the Company will use its reasonable good faith efforts to consult with (but shall not have to obtain the approval of) Parent before engaging in any activities involving any material changes, not contemplated by the Company’s annual budget or the Company’s strategic plan (a true and correct copy of which has been provided to Parent), to the Company’s (i) interest rate risk strategies; (ii) asset liability management; (iii) investment strategy; or (iv) funding strategy, including any

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changes in investments or funding that would constitute a deviation from current approved policies and internal limitations on investment and funding and any material increases or decreases in total investments or total borrowings. Company and Parent agree to meet at least monthly to discuss the status of the forgoing matters.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of the Company (such consent not to be unreasonably withheld):

(a) amend the Parent Certificate or Parent Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock;

(b) (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make any distribution on, any shares of Parent Common Stock (except regular quarterly cash dividends by Parent at a rate not in excess of 20% of quarterly diluted adjusted EPS of Parent Common Stock);

(c) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly-owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming the Company’s outstanding indebtedness;

(d) (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, or (iii) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent;

(e) take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the transactions contemplated hereby set forth in this Agreement not being satisfied, (iii) a material violation of any provision of this Agreement except as may be required by applicable law or regulation, or (iv) a material and adverse delay in or impair consummation of the transactions contemplated hereby;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(g) other than in the ordinary course of business (including to comply with changes to Tax laws), make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(h) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

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ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent shall as promptly as practicable (and in any event no later than 60 days hereafter) prepare and file with the SEC (and the Company shall cooperate in connection therewith), the S-4, including the Proxy Statement, satisfying all applicable requirements of federal law, including the Securities Act and the Exchange Act. Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Company shall provide Parent with any information concerning itself that Parent may reasonably request in connection with the drafting and preparation of the Proxy Statement and the S-4, and Parent shall notify Company promptly of the receipt of any comments of the SEC or any blue sky administrator with respect to the S-4, including the Proxy Statement, and of any requests by the SEC or any blue sky administrator for any amendment or supplement thereto or for additional information and shall provide to Company promptly copies of all correspondence between Parent or any of their representatives and the SEC. Parent shall give Company and its counsel the opportunity to review and comment on the Proxy Statement and the S-4 prior to them being filed with the SEC and shall give Company and its counsel the opportunity to review and comment on all amendments and supplements to the S-4, and the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC or any blue sky administrator. Each of the Parent and Company agrees to use all reasonable best efforts, after consultation with the other Party hereto, to respond promptly to all such comments of and requests by the SEC or any blue sky administrator and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Company Common Stock entitled to vote at the Company Meeting at the earliest practicable time. Company and Parent shall promptly notify the other Party if at any time it becomes aware that the Proxy Statement or the S-4 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Company shall cooperate with Parent in the preparation of a supplement or amendment to such S-4 or Proxy Statement that corrects such misstatement or omission, and Parent shall file an amended S-4, including the Proxy Statement, with the SEC and blue sky administrators, as applicable, which amended Proxy Statement shall be mailed to the holders of Company Common Stock entitled to vote at the Company Meeting at the earliest practicable time.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) business days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of

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information, all the information, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(d) To the extent not prohibited by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC, the DFS and the DBO and (y) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except for any such authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

6.2 Access to Information and Confidentiality.

(a) The parties agree that, upon reasonable notice and subject to applicable laws relating to the exchange of information, each of the Company and Parent shall afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, such party shall make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking, consumer finance or protection laws (other than reports or documents which such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Company and the Company Bank further agree that until the Effective Time, Company and the Company Bank shall provide the following reports to Parent and Parent Bank on a monthly basis: (i) past due loans, nonperforming loan report, non-accrual loan, problem loan and OREO reports, (ii) loan risk grade changes, (iii) new and renewed loans, (iv) loan trial balance by risk code, (v) detailed general ledger balance sheet and income statement, and (vi) monthly board and committee packages. The Company and the Company Bank shall assist Parent and Parent Bank with the integration of operations that is expected to begin shortly after this Agreement is executed. Such party shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreements, dated January 18, 2018 (the “Company Confidentiality Agreement”) and April 5, 2018 (the “Parent Confidentiality Agreement” and, together with the Company Confidentiality Agreement, the “Confidentiality Agreements”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approvals.

(a) The Company shall call, give notice of, convene and hold a meeting of its shareholders (the “Company Meeting”) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement as the Company reasonably determines. The Company Board of Directors shall use its reasonable best efforts to obtain from the shareholders of the Company, the Requisite Company Vote, including by communicating to its shareholders its recommendation (and including the Company Recommendation in the Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby, and Company shall take all other lawful action necessary or advisable (subject to the Company Board of Directors’ exercise of its fiduciary duties, including postponing or adjourning the Company Meeting to make any communication permitted by this Agreement or to obtain a quorum or to solicit additional proxies in favor of the adoption of this Agreement) to obtain the Required Company Vote.

(b) Notwithstanding anything contained in Section 6.3(a) and subject to Sections 8.1 and 8.2, if the Company Board of Directors, prior to the Requisite Company Vote, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Company Board of Directors may (but shall not be required to) submit this Agreement to the Company’s shareholders without a recommendation or may change, qualify or modify the Company Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board of Directors may communicate the basis for such change to the Company Recommendation to the Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Company Board of Directors may not take any actions under this sentence unless (A) it gives Parent (i) at least five (5) business days’ prior written notice of any intended meeting of the Company Board of Directors at which the Board intends to consider and determine whether to submit this Agreement without a recommendation or otherwise change, qualify or modify the Company Recommendation (including specifying in such written notice the date and time of such intended meeting); (ii) a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Company Board of Directors in response to a Superior Proposal (as defined below), a copy of such Superior Proposal, including the latest material terms and conditions of, and the identity of the third party making, such Superior Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstance); and (B) at the end of such notice period, (i) after receipt by Parent of the information and notice described in clause (A), Parent notifies the Company in writing, at least two (2) business day prior to such meeting of the Company Board of Directors, of any proposed amendment or modification to the terms and conditions of this Agreement and (ii) the Company Board of Directors takes into account such amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside

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counsel and, with respect to financial matters, its financial advisor, nevertheless determines in good faith that it would be reasonably likely to be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement. Notwithstanding the foregoing, the changing, qualifying or modifying of the Company Recommendation by the Company Board of Directors shall not change the approval of the Company Board of Directors for purposes of causing any takeover laws to be inapplicable to this Agreement and the transactions contemplated hereby, including the Merger.

(c) The Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Meeting for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation. The Company shall use its reasonable best efforts to cooperate to hold the Company Meeting as soon as reasonably practicable after the date of this Agreement, subject to Parent’s compliance with its obligations pursuant to Section  6.1.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall cause the Surviving Corporation to provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable (including commission rate, if applicable), that is no less favorable than such base salary or base wage rate, as applicable, provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time, (ii) an annual short-term cash incentive opportunity that is substantially comparable to the annual short-term cash incentive opportunity provided by the Parent to its similarly situated employees, and (iii) other compensation, including long-term incentive opportunities, and employee benefits that are substantially comparable in the aggregate to either (A) the other compensation, including long-term incentive opportunities, and employee benefits provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time or (B) the other compensation, including long-term incentive opportunities, and employee benefits provided by Parent to similarly situated employees of Parent. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the 12-month period following the Closing Date with severance benefits equal to the greater of (A) the severance benefits for which such Continuing Employee was eligible immediately prior to the Closing under the applicable Company Benefit

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Plan set forth in Section 6.6(a) of the Company Disclosure Schedule and (B) the severance benefits for which such Continuing Employee would be eligible under the severance plans or policies of Parent or its Affiliates, in each case, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan, or (z) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(c) Prior to the Effective Time, the Company and the Company Bank shall pay on the last day prior to the Effective Time any and all obligations arising out of or the employment agreements and in the amounts set forth next to each such agreement and employee listed on Company Disclosure Schedule (“Employment Agreements”) to employees of the Company or the Company Bank whose employment will terminate at the Effective Time, to the extent payments are due at such time; provided, however, that if amounts cannot be paid at such time under Section 409A of the Code, such amounts shall be transferred to a rabbi trust as provided in such agreement and plan.

(d) All Company employees will be paid their accrued vacation on Company’s last payroll. All retained Company Bank employees will be incorporated into Parent’s vacation and benefits structure at the Effective Time and will be immediately eligible to participate in Parent’s plans other than equity plans. The Company shall cause any 401(k) plan sponsored or maintained by the Company (each, a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. (i) The Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Effective Time and (ii) the Continuing Employees of the Company shall be eligible to participate in a 401(k) plan sponsored or maintained by Parent or one of its subsidiaries (a “Parent 401(k) Plan”), and commence elective deferrals thereunder (and be eligible to receive matching contributions), effective as of the Effective Time and the Parent shall take any and all actions as may be required, including amending the Parent 401(k) Plan (if necessary), to comply with this subparagraph (ii). Parent and the Company shall take any and all actions as may be required, including amendments to any Company 401(k) Plan and/or Parent 401(k) Plan, to permit the Continuing Employees of the Company who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee of the Company from a Company 401(k) Plan. As of the Effective Time all benefits in the 401(k) plan will be fully vested.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving

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Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time in accordance with such plan’s terms. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity)(collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Parent and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with the Parent and the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Company shall, in consultation with Parent, use its reasonable best efforts to obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the succeeding sentence (including maximum coverage of up to $10 million). Parent or the Surviving Corporation shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder. In the event that such “tail policy” cannot be obtained in accordance with the preceding sentence, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured; provided further, that the Surviving Corporation will notify the Company thereof no later than thirty (30) days prior to the Closing) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

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(c) The obligations of the Surviving Corporation, Parent and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer of all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section  6.7.

6.8 Advice of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Sections 7.1 or 7.3, or if the Company is the Notifying Party, Sections 7.1 or 7.2; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.8 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.9 Corporate Governance.

(a) On or prior to the Effective Time, the Board of Directors of Parent shall (i) ensure that the Parent Bylaws so permit and that the full Board of Directors of the Surviving Corporation at the Effective Time may be increased by two, (ii) at the meeting of the Board of Directors of Parent one month prior to Closing, appoint Mr. Raymond Yu and one additional then current director of the Company designated by the Company that is reasonably acceptable to the Board of Directors of Parent and the Nominating and Corporate Governance Committee of Parent to the Parent Board of Directors at the Effective Time, and (iii) ensure that such persons are nominated by the Nominating Committee of the Surviving Corporation as directors for the following three years in a manner consistent with its consideration of other incumbent directors, provided, that, such persons continue to meet the qualifications for election as a director of the Surviving Corporation.

(b) On or prior to the Effective Time, Parent (as the sole shareholder of Parent Bank) shall cause the number of directors that will comprise the full Board of Directors of Parent Bank at the Effective Time to be increased by two, constituted in the same manner and with the same individuals as the Board of Directors of the Surviving Corporation and consistent with the other provisions of Section 6.9(a).

(c) At or promptly following the Effective Time, Parent shall invite each member of the Company Board of Directors immediately prior to the Effective Time (other than those individuals who have joined or will join the Board of Directors of the Surviving Corporation in accordance with the terms set forth in Section 6.9(a)) to serve as a member of a regional advisory board for a period of three (3) years from the Closing Date.

(d) One month prior to Closing, commensurate with Mr. Yu being appointed to the Board of Directors of Parent as provided in Section 6.9(a), Parent shall cause Mr. Yu to be appointed Vice Chairman of the Board of Directors of Parent and to be appointed Vice Chairman of the Board of Directors of Parent Bank, in each case, as

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of the Effective Time, and to be so appointed as Vice Chairman of the Board of Directors of Parent and of Parent Bank thereafter on an annual basis until such time that Mr. Yu no longer serves as a director on the Board of Directors of Parent or the Parent Bank.

6.10 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any Acquisition Proposal, except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.10(a); provided, that, prior to the adoption of this Agreement by the shareholders of the Company by the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal after the execution of this Agreement, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith that (A) such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Parent Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company will promptly (within two (2) business days, and in any event at least five (5) business days prior to the first meeting of the Company Board of Directors at which such Acquisition Proposal would be presented for consideration) advise Parent following receipt of any Acquisition Proposal and the substance thereof (including a copy of such Acquisition Proposal and the identity of the person making such Acquisition Proposal), and will keep Parent reasonably apprised of any related material developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such Acquisition Proposal. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(b) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s shareholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(c) For purposes of this Agreement:

(i) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, a tender or exchange offer to acquire 25% or more of the voting power in the Company or the Company Bank, a proposal for a merger, consolidation, or other business combination involving the Company or the Company Bank or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, the Company or the Company Bank.

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(ii) “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the Company Board of Directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by Parent in response to such proposal), (1) after receiving the advice of its financial advisor, (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law.

6.11 Public Announcements. The Company and Parent shall each use their reasonable best efforts to develop a joint communications plan to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

6.12 Change of Method. The Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by the Company’s shareholders in exchange for each share of Company Common Stock or the Cash Consideration, (ii) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.13 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.14 Exemption from Liability Under Section 16(b). Prior to the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements, including the Trust Preferred Securities and the related subordinated debt of the Company.

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6.16 Transition. Commencing following the date hereof, and in all cases subject to applicable law, Company shall, and shall cause its Subsidiaries to, cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses and operating systems effective as of the Closing Date or such later date as may be reasonably determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, the Company shall use its commercially reasonable efforts to cause the employees, officers and representatives of the Company and its Subsidiaries to provide information, data and support, including information, data and support from their outside contractors and vendors, and to assist Parent in performing all tasks reasonably required to result in a successful integration at the Closing or such later date as may be reasonably determined by Parent, including, without limitation, cooperating with Parent to establish a mutually agreeable project plan to effectuate Company data processing conversion; provided, however, that it is acknowledged and agreed by the parties hereto that such data processing conversion shall occur as soon as reasonably practicable following the Closing. Parent and Company further agree that all actions taken pursuant to this Section 6.16 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and Company Bank.

6.17 Tax Treatment of the Merger. The parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each party will both before and after the Effective Time (i) use reasonable efforts to cause the Merger to so qualify; and (ii) refrain from taking any action that would reasonably be expected to cause the Merger to fail to so qualify.

6.18 Shareholder and Confidentiality Agreement. Company and the Company Bank have delivered to Parent and Parent Bank the Shareholders Agreements, substantially in the form of Exhibit C hereto, executed by each of the Persons identified on Exhibit C-1 hereto.

6.19 FIRPTA Certificate. Each of the Company and the Company Bank shall furnish to Parent a certification that its stock is not a United States real property interest (as the term is defined in the Code and the Treasury Regulations promulgated in connection therewith), dated not more than 30 days prior to the Effective Date, in compliance with Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), in a form reasonably satisfactory to Parent.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by the shareholders of Company by the Requisite Company Vote.

(b) NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

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(e) No Injunctions. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(f) Director and Officer Insurance. Company shall have furnished the Parent with evidence reasonably satisfactory to the Parent of the Director and Officer Insurance in accordance with Section 6.7 hereof.

(g) TARP. The TARP Redemption by Company shall have occurred at least five (5) business days prior to the Closing Date.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), provided, however, that the Company’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached for any purpose in this Agreement as a result of effects arising solely from actions taken in compliance with a written request of Parent.

(b) Certificate. The Company shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of RSM US LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

(d) Dissenting Shareholders. Holders of not more than fifteen percent (15%) of the outstanding shares of Company Common Stock who have not voted to adopt this Agreement or assented thereto in writing and have the right to demand and have properly demanded payment of the fair value of such shares by filing a written notice of such holder’s election to dissent from the Merger in accordance with Section 2.3, which demand has not been rescinded or otherwise not perfected under applicable law prior to the Effective Time.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect (it being understood that, for

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purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Parent Bank Action. Parent Bank shall have taken all necessary corporate action to effectuate the Bank Merger immediately following the Effective Time.

(d) Federal Tax Opinion. The Company shall have received the opinion of Arnold & Porter Kaye Scholer LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of Parent or the Company:

(a) by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Parent or the Company upon written notice to the other party if the approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, non-appealable action of such Governmental Entity; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before April 30, 2019 (the “Termination Date”), or such later date as shall have been agreed to in writing by Parent and the Company, provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(c) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or agreement contained herein;

(d) by either Parent or the Company if the Requisite Company Vote required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach, either individually or in the aggregate with all other breaches by such party, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not

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cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(f) by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Company Board of Directors shall have (A) failed to recommend in the Proxy Statement that the shareholders of the Company adopt this Agreement, or withdrawn, modified or qualified the Company Recommendation in a manner adverse to Parent, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a Superior Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) approved, adopted or endorsed a Superior Proposal, or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 and 6.10 in any material respect; or

(g) By the Company, if the Company has received a Superior Proposal and has entered into an acquisition agreement with respect to such Superior Proposal, provided that the Company is not in breach of its obligations under Section 6.3 and Section 6.10 of this Agreement.

(h) Notice of Termination. In the event a Party elects to effect any termination pursuant to Section 8.1(b) through Section 8.1(g) above, it shall give written notice to the other Party specifying the basis for such termination.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Common Stock, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company).

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant Section 8.1(g) or Section 8.1(d) without the Requisite Company Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(f) as a result of a willful breach, and (C) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $5 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “50%” shall instead refer to “75%”.

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(c) In the event that this Agreement is terminated by the Parent pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(g), then the Company shall pay the Parent, by wire transfer of same day funds, the Termination Fee on the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither the Company nor Parent shall be required to pay the Termination Fee on more than one occasion.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Parent and the Company, as applicable, pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of the Company and Parent, as applicable, in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Parent and the Company; provided, that after adoption of this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after

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adoption of this Agreement by the respective shareholders of Parent or the Company, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by the Parent and the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5; (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

First American International Corp.
79 Bayard Street
New York, NY 10013
Attention: Mark Ricca
	Email:	mark.ricca@faib.com

With a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, NY 10019
Attention: Robert C. Azarow
Facsimile: (212) 836-8689
	Email:	robert.azarow@arnoldporter.com

and

(b)	if to Parent, to:

RBB Bancorp
7025 Orangethorpe Avenue,
Buena Park, CA 90621
Attention: David R. Morris
Facsimile: (760) 670-2488
	Email:	dmorris@rbbusa.com

With a copy (which shall not constitute notice) to:

Loren P. Hansen, APC
1301 Dove Street, Suite 370
Newport Beach, CA 92660
Attention: Loren P. Hansen
	Email:	lphansen@lphansenlaw.com

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9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person (iv) “made available” means any document or other information that was (A) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (B) included in the virtual data room of a party prior to the date hereof or (C) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreements constitute the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

(b) Each party agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York County, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. The consent to jurisdiction set forth in this Section 9.9 shall not constitute a general consent to service of process in the State of

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New York and shall have no effect for any purpose except as provided in this Section 9.9. The parties hereto agree that final judgment in any suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (other than by operation of law) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

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9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

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IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST AMERICAN INTERNATIONAL CORP.

By:	/s/ Mark Ricca
	Name:	Mark Ricca
	Title:	President and Chief Executive Officer

RBB BANCORP

By:	/s/ Alan Thian
	Name:	Alan Thian
	Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

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EXHIBIT A

BANK MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April [    ], 2018, between Royal Business Bank (“Parent Bank”), a California State-chartered bank and First American International Bank (“Company Bank”), a New York State-chartered bank.

WHEREAS, First American International Corp. (“Company”) and RBB Bancorp (“Parent”) have entered into that certain Agreement and Plan of Merger, dated as of April 23, 2018 (the “Holding Companies Plan of Merger”), pursuant to which the Company will merge with and into Parent, with Parent as the surviving entity (the “Holding Companies Merger”);

WHEREAS, each of the Boards of Directors of Company Bank and Parent Bank has approved, and has deemed it advisable and in the best interests of its respective stockholder to consummate, the business combination transaction provided for herein, in which Company Bank would merge with and into Parent Bank, with Parent Bank as the surviving entity (the “Bank Merger”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Bank Merger. Subject to the provisions of this Agreement, a plan of merger consisting of this Agreement (the “Plan of Merger”) shall be duly prepared, executed and acknowledged by each of Company Bank and Parent Bank and thereafter submitted to the Department of Financial Services of the State of New York (the “DFS”) as provided in Article XIII, Section 601 of the New York Banking Law (“NYBL”) and to the California Department of Business Oversight (“DBO”) as provided in Section 4887 of the California Financial Code (“CFC”), on the date and at the time that a copy of this Agreement that has previously been filed with the California Secretary of State (“CA Secretary”) and certified by the CA Secretary as filed with the Commissioner of the DBO (“Commissioner”), or such other time the Commissioner agrees that the Merger be effective, for filing as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Bank Merger shall become effective immediately following the effective time of the Holding Companies Merger when all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof (such date and time being herein referred to as the “Effective Time”).

1.2 Closing. The closing of the Bank Merger will take place immediately following the satisfaction of the conditions set forth in Article IV (the “Closing Date”). The closing shall occur at such place as is agreed to by the parties hereto.

1.3 Effects of the Bank Merger.

(a) At the Effective Time, (i) the separate existence of Company Bank shall cease and Company Bank shall be merged with and into Parent Bank (Parent Bank and Company Bank are sometimes referred to herein as the “Constituent Banks” and Parent Bank is sometimes referred to herein as the “Surviving Bank”), (ii) the Articles of Incorporation of Parent Bank as in effect prior to the Effective Time shall be the Articles of the Surviving Bank, until altered amended or repealed in accordance with their terms and applicable law, (iii) the name of the Surviving Bank shall be Royal Business Bank, (iv) the bylaws of Parent Bank as in effect prior to the

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Effective Time shall be the Bylaws of the Surviving Bank, until altered amended or repealed in accordance with their terms and applicable law, (v) the Surviving Bank shall continue to operate each of the branches of Company Bank existing as of the Effective Time at the officially designated address of each such branch, subject to the opening or closing of any offices, which may be authorized by the Company Bank or the Parent Bank and applicable regulatory authorities, and (vi) the authorized capital stock of Parent Bank shall remain as set forth in its Articles of Incorporation, consisting of 100,000,000 shares of common stock, no par value per share, and 100,000,000 shares of preferred stock, no par value per share).

(b) At and after the Effective Time, the Bank Merger shall have all the effects set forth in Article XIII, Section 602 of the NYBL and Sections 4888 and 4889 of the CFC.

(c) After the Effective Time, the Surviving Bank will continue to issue deposit accounts on the same basis as immediately prior to the Effective Time.

1.4 Principal Office. The principal office and headquarters of the Surviving Bank shall be at 660 South Figueroa Street, Suite 1888, Los Angeles, California, 90017.

1.5 Directors and Executive Officers. Upon consummation of the Bank Merger, until changed in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank, the directors of the Surviving Bank shall consist of those persons who are the directors of the Parent Bank and two (2) additional directors of the Company Bank immediately prior to the Effective Time. The directors of the Surviving Bank shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

ARTICLE II

EFFECT OF THE BANK MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT BANKS;

EXCHANGE OF CERTIFICATES

2.1 Each share of Parent Bank common stock issued and outstanding immediately prior to the Effective Time, shall be unchanged and shall remain issued and outstanding.

2.2 Effect on Company Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any shares of common stock, par value $5.00 per share, of Company Bank (the “Company Bank Common Stock”), all issued and outstanding shares of Company Bank Common Stock and all shares of Company Bank Common Stock that are owned by Company Bank as treasury stock shall be canceled and retired and shall cease to exist and no stock of Parent Bank or other consideration shall be delivered in exchange therefor.

ARTICLE III

COVENANTS

3.1 Covenants of Parent Bank and Company Bank. During the period from the date of this Agreement and continuing until the Effective Time, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

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ARTICLE IV

CONDITIONS PRECEDENT

4.1 Conditions to Each Party’s Obligation to Effect the Bank Merger. The respective obligations of each party to effect the Bank Merger shall be subject to the following conditions: (i) that prior to the Closing Date all requisite regulatory approvals relating to the Bank Merger have been obtained and such approvals shall continue to be in full force and effect, (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect, (iii) this Agreement shall have been ratified and confirmed by the written consent of the sole stockholder of each of Parent Bank and Company Bank in lieu of a meeting of shareholders and (iv) the Holding Companies Merger shall have been consummated in accordance with the terms and conditions of the Holding Companies Plan of Merger.

ARTICLE V

TERMINATION AND AGREEMENT

5.1 Termination. This Agreement shall be terminated without any action by the parties hereto if the Holding Companies Plan of Merger is validly terminated for any reason whatsoever. This Agreement may also be terminated at any time prior to the Effective Time by an instrument executed by each of Parent Bank and Company Bank.

5.2 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

6.1 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

6.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or one day after being mailed by a national overnight carrier with proof of delivery to:

(a)	in the case of Parent Bank:

Royal Business Bank
7025 Orangethorpe Avenue,
Buena Park, CA 90621
	Attention:	David Morris
	Facsimile:	(760) 670-2488
	E-mail:	dmorris@rbbusa.com

With a copy to (which shall not constitute notice):

Loren P. Hansen, APC
1301 Dove Street, Suite 370
Newport Beach, CA 92660
	Attention:	Loren P. Hansen
	E-mail:	lphansen@lphansenlaw.com

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and

(b)	in the case of Company Bank, to:

First American International Bank
79 Bayard Street
New York, NY 10013
	Attention:	Mark Ricca
	E-mail:	mark.ricca@faib.com

With a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, NY 10019
	Attention:	Robert C. Azarow
	Facsimile:	(212) 836-8689
	E-mail:	robert.azarow@arnoldporter.com

6.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including”, are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 23, 2018.

6.4 Counterparts. This Agreement may be executed in counterparts, which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

6.5 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed wholly within such state.

6.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.7 shall be null and void.

[Signature Page Follows]

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IN WITNESS WHEREOF, Parent Bank and Company Bank have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth above.

FIRST AMERICAN INTERNATIONAL BANK

By:
Name: Mark Ricca
Title: President and CEO

ROYAL BUSINESS BANK

By:
Name: Alan Thian
Title: President and CEO

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CERTIFICATE OF APPROVAL

OF

CERTIFICATE OF MERGER

(ROYAL BUSINESS BANK)

Pursuant to Section 1103 of the California Corporations Code, the undersigned, Alan Thian and Pei-Chin (Peggy) Huang certify that:

1.	They are the President and Secretary, respectively, of Royal Business Bank, a banking corporation organized under the laws of the State of California.

2.	Royal Business Bank has only one class of shares outstanding and the total number of outstanding shares is 150.

3.	The principal terms of the Certificate of Merger in the form attached hereto were duly approved by the Board of Directors of Royal Business Bank.

4.	The principal terms of the Certificate of Merger in the form attached hereto was approved by the sole shareholder of Royal Business Bank.

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The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

DATED:                 , 2018

Alan Thian,
President and CEO

Pei-Chin (Peggy) Huang
Secretary

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CERTIFICATE OF APPROVAL

OF

CERTIFICATE OF MERGER

(FIRST AMERICAN INTERNATIONAL BANK)

Pursuant to Section 1103 of the California Corporations Code, the undersigned, Mark Ricca and                  certify that:

1.	They are the Chief Executive Officer and Secretary, respectively, of First American International Bank, a banking corporation organized under the laws of the State of New York.

2.	First American International Bank has only one class of shares outstanding and the total number of outstanding shares is .

3.	The principal terms of the Certificate of Merger in the form attached hereto were duly approved by the Board of Directors of First American International Bank.

4.	The principal terms of the Agreement of Merger in the form attached hereto were approved by the sole shareholder of First American International Bank.

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The undersigned further declare under penalty of perjury under the laws of the State of New York that the matters set forth in this Certificate are true and correct of our own knowledge.

DATED:                 , 2018

Mark Ricca
President and CEO

Secretary

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EXHIBIT B

OPTION HOLDER AGREEMENT

                     , 2018

Re: Options to Purchase Stock

Ladies/Gentlemen:

Reference is hereby made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated                 , 2018, by and between RBB Bancorp (“Parent”) and First American International Corp. (“the Company”) pursuant to which the Company will be merged with and into Parent (the “Merger”) and the separate corporate existence of the Company will cease, and immediately thereafter, Company Bank will merge with and into Parent Bank. Capitalized terms used herein but not defined shall have their respective meanings set forth in the Merger Agreement.

I previously have been granted options to acquire shares of Company Common Stock, pursuant to one or more stock option agreements (the “Option Agreements”) between the Company and me, each and every one of which are listed on the attachment to this letter agreement (this “Agreement”). With respect to the number of shares of Company Common Stock for which I have unexercised options under the Option Agreements to purchase such shares, which number of shares is also set forth on the attachment (the “Covered Options”), I acknowledge and agree that immediately prior to consummation of the Merger described above (the “Effective Time”), my Covered Options shall be terminated with no further action necessary on my part.

In consideration therefor, I shall receive, in lieu of the Covered Options and each share of Company Common Stock that otherwise would have been issuable upon exercise of the Covered Options, and at such time as set forth in the Merger Agreement, an amount in cash without interest equal to (i)(A) $51.00 minus (B) the exercise price per share with respect to the Covered Option in question, multiplied by (ii) the number of shares of Company Common Stock that otherwise would have been issuable upon such exercise (such amount, the “Option Termination Consideration”). If the Option Termination Consideration determined for any Covered Option is less than zero, such Covered Option shall be cancelled without payment of any Option Termination Consideration. I acknowledge that the Option Termination Consideration to be received by me pursuant to this Agreement, and the Merger Agreement, are adequate consideration for my agreement to the terms and conditions of this Agreement, including, without limitation, the cancelation of the Option Agreements and the Covered Options and the release set forth below.

I hereby agree not to exercise any of my Covered Options before the Effective Time. I further agree (a) to accept the Option Termination Consideration for all of my Covered Options in full satisfaction of all my rights under the Covered Options, and (b) that, without limitation, subject to receipt of the Option Termination Consideration for the Covered Options, such Covered Options and the Option Agreements will be cancelled and will terminate at the Effective Time.

I acknowledge that receipt of the Option Termination Consideration is subject to the satisfaction or fulfillment or waiver of the conditions of closing contained in the Merger Agreement, and that the Company may collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options and shall comply with all payroll reporting requirements with respect thereto.

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Upon receipt of any Option Termination Consideration, I hereby release the Company, Parent and their respective subsidiaries, boards of directors, agents, attorneys, stockholders, successors and assigns from any and all obligations to me relating to the Covered Options and the Option Agreements.

I expressly acknowledge that this release is intended to include in its effect, without limitation, all claims relating to the Covered Options and the Option Agreements that I do not now know or suspect to exist, and that this Agreement contemplates the extinguishment of any such claim or claims. I further agree to take such additional actions and deliver such additional documents and certificates as may be reasonably requested by the Company and/or Parent to effect the transactions described in this Agreement.

I acknowledge that I have had the opportunity to consult with the tax, financial and legal counsel of my choice regarding execution of this Agreement, and have done so or knowingly declined to do so, and I am voluntarily executing this Agreement.

This Agreement and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without regard to its choice of law principles.

In the event the Merger Agreement is terminated by the Company or Parent in accordance with its terms, this agreement shall automatically terminate and none of the parties hereto shall have any further liability or obligation to the other(s) with respect to the subject matter hereof in connection with the Covered Options.

[Signature Page Follows]

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Very truly yours,

Signature

Name of Option Holder

Shares subject to Covered Options

Agreed and Acknowledged:

First American International Corp.

By:

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EXHIBIT C

EXECUTION VERSION

SHAREHOLDER AGREEMENT

This Shareholder Agreement, effective as of April 23, 2018 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among RBB Bancorp, a California bank holding company (“Parent”), First American International Corp., a New York bank holding company (the “Company”) and the undersigned Shareholder (the “Shareholder”) of the Company. Capitalized and other terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of the date hereof, by and between the Company and Parent (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), the Company will be merged with and into Parent, and immediately thereafter, the Company Bank will merge with and into Parent Bank (the “Merger”).

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement and consummate the Merger and in consideration of the expenses incurred and to be incurred by Parent in connection therewith, Parent has required the Shareholder to execute and deliver this Agreement upon the terms and conditions set forth herein.

WHEREAS, the Shareholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of the Company as is indicated on the signature page of this Agreement under the heading “Total Number of Shares of the Company Common Stock Subject to this Agreement,” and the Shareholder is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) such number of shares of the Company Common Stock indicated on the signature page of this Agreement under the heading “Total Number of Shares of the Company Common Stock Subject to this Agreement” (such shares, together with any other shares of Company Common Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments), being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote Shares.

(a) As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

(b) Until the Expiration Date, at every meeting of the shareholders of the Company at which the following is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to the following, the Shareholder shall vote (or cause to be voted) the Shares in favor of the approval of the Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement.

(c) Prior to the Expiration Date, the Shareholder will not take any action to exercise or perfect such Shareholder’s right to exercise dissenters’ rights in connection with the Merger or dissent to the Merger, with respect to or in accordance with the New York Business Corporation Law or otherwise.

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(d) Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or the Company Bank, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director of the Company, the Company Bank or to its shareholders or as a trustee or fiduciary of any employee benefit plan or trust of the Company.

2. Representations, Warranties and Covenants of Shareholder. Shareholder hereby represents, warrants and covenants to Parent as follows:

(a) Except as otherwise described in Appendix A, (i) the Shareholder is the record or beneficial owner of, and has good and valid title to, the Shares, and (ii) the shareholder has the sole right to vote the Shares, with no restrictions, limitations or qualifications on Shareholder’s rights of disposition pertaining to the Shares, except as provided herein.

(b) Other than pursuant to this Agreement or with Parent’s prior written consent, from the date hereof through and including the Expiration Date, Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Shares to any person (other than pursuant to the Merger) or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Shares and shall not commit or agree to take any of the foregoing actions. Shareholder shall not, nor shall Shareholder permit any entity under such Shareholder’s control to, deposit any Shares in a voting trust. This Section 2(b) shall not prohibit a Transfer of the Shares by Shareholder to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder, provided, that a Transfer referred to in this paragraph shall be permitted if, as a precondition to such Transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(c) Shareholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by Shareholder does not, and the performance of Shareholder’s obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares are or will be bound or affected. If Shareholder is married and the Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder’s spouse, enforceable in accordance with its terms.

3. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, as reasonably requested by Parent, to carry out the purpose and intent of this Agreement.

4. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

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5. Miscellaneous.

(a) Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(b) Binding Effect and Assignment. No provision of this Agreement shall be construed to require a Shareholder, Parent, Parent Bank, the Company, the Company Bank, or any Subsidiaries, affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation. This Agreement is intended to bind each Shareholder solely as a shareholder of the Company only with respect to the specific matters set forth herein.

(c) Amendment and Modification. Any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by all parties or (ii) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this Agreement.

(d) Specific Performance; Injunctive Relief. The parties acknowledge that Parent may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation of any of the covenants or agreements of Shareholder set forth in this Agreement. Therefore, Shareholder hereby agrees that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief, or by any other means available to such party at law or in equity without posting any bond or other undertaking.

(e) Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation), e-mailed (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

(i)	If Shareholder, at the address set forth below such Shareholder’s signature at the end hereof.

(ii)	If to Parent and Parent Bank, to:

RBB Bancorp
660 South Figueroa Street, Suite 1888
Los Angeles, California 90017-3433
	Attention:	Alan Thian
President and Chief Executive Officer
	Telephone:	(213) 573-7928
	Facsimile:	(213) 533-7978
	E-mail:	athian@rbbusa.com

(iii)	If to Company and Company Bank:

First American International Corp.
79 Bayard Street
New York, NY 10013
	Attention:	Mark Ricca
	Email:	mark.ricca@faib.com

(f) Governing Law, Jurisdiction and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York (however, not to the exclusion of any applicable Federal

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law), without regard to New York statutes or judicial decisions regarding choice of law questions. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Southern District of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such New York state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10(e) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(g) Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(h) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument. Facsimiles containing original signatures shall be deemed for all purposes to be originally signed copies of the documents which are the subject of such facsimiles.

(i) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

[Signature Page Follows]

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FIRST AMERICAN INTERNATIONAL CORP.

By:
Name: Mark Ricca
Title: President and CEO

RBB BANCORP

By:
Name: Alan Thian
Title: President and CEO

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SHAREHOLDER COUNTERPART SIGNATURE PAGE

SHAREHOLDER:

By:
Name:
Title:
Address:

Attn:
Fax:

Total Number of Shares of First American International Corp. Common Stock Subject to this Agreement

SHAREHOLDER’S SPOUSE (IF APPLICABLE):

Name:

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EXHIBIT A-1

PERSONS EXECUTING SHAREHOLDER AGREEMENT

ALL FIRST AMERICAN INTERNATIONAL CORP. AND BANK DIRECTORS

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APPENDIX A

Shareholder Name:
Number of Shares:

Exceptions to Representations:

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Appendix B

Sections 623 and 910 of the New York Business Corporations Law (Dissenters’ Rights)

New York Consolidated Laws, Business Corporation Law—BSC § 623. Procedure to enforce shareholder’s right to receive payment for shares.

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

New York Consolidated Laws, Business Corporation Law—BSC § 910. Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange

(a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder’s right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

(1) Any shareholder entitled to vote who does not assent to the taking of an action specified in clauses (A), (B) and (C).

(A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

(i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); or

(ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subclause (i), unless such merger effects one or more of the changes specified in subparagraph (b) (6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder; or

(iii) Notwithstanding subclause (ii) of this clause, to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders’ approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

(C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange or to a shareholder for the shares of any class or series of stock, which shares or depository receipt in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of exchange, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

(3) Any shareholder, not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party, whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation.

Appendix C

Fairness Opinion by Sandler O’Neill + Partners, L.P. on behalf of First American International Corp.

April 22, 2018

Board of Directors

First American International Corp.

5503 Eighth Avenue

Brooklyn, NY 11220

Ladies and Gentlemen:

First American International Corp. (“Company”) and RBB Bancorp (“Parent”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company will merge with and into Parent with Parent being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of common stock, $0.0001 par value per share, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, shall be converted into the right to receive: (i) 1.3472 shares of the common stock, no par value per share, of Parent (the “Parent Common Stock”), and (ii) $15.30 in cash without interest (the “Cash Consideration”) (such consideration set forth in clauses (i) and (ii), collectively the “Merger Consideration”). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated April 18, 2018; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) internal financial projections for Company for the year ending December 31, 2018, including the redemption of all of Company’s outstanding preferred stock, as well as an estimated long-term annual earnings growth rate for the years thereafter, as provided by the senior management of Company; (v) publicly available consensus mean analyst earnings per share and dividends per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as an estimated long-term earnings per share growth rate and estimated dividends per share for the years thereafter, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of Parent

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7800 / (800) 635-6851

www.sandleroneill.com

and confirmed with Company, as well as net income projections for Company for the year ending December 31, 2018, as provided by the senior management of Company and confirmed with Parent, and net income projections for Company for the years ending December 31, 2019 through December 31, 2022 with an estimated long-term earnings growth rate for the years thereafter, as provided by the senior management of Parent (collectively, the “Pro Forma Assumptions”); (vii) the publicly reported historical price and trading activity for Company Common Stock and Parent Common Stock, including a comparison of certain stock market information for Company Common Stock and Parent Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Company and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or Parent or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Parent or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Parent, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for Company for the year ending December 31, 2018, including the redemption of all of Company’s outstanding preferred stock, as well as an estimated long-term annual earnings growth rate for the years thereafter, as provided by the senior management of Company. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share and dividends per share estimates for Parent for the years ending December 31, 2018 and December 31, 2019, as well as an estimated long-term earnings per share growth rate and estimated dividends per share for the years thereafter, as provided by the senior management of Parent. Sandler O’Neill also received and used in its pro forma analyses the Pro Forma Assumptions. With respect to the foregoing information, the respective senior managements of Company and Parent confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Company and Parent, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Company or Parent since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Company and Parent will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent or the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Parent Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which transaction fee is contingent upon the closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill has not provided any other investment banking services to Company in the two years preceding the date of this opinion. As Sandler O’Neill has previously advised the Board of Directors of Company, Sandler O’Neill and certain of its partners beneficially own an aggregate of approximately 17,500 shares of Company Common Stock. In the two years preceding the date hereof Sandler O’Neill provided certain investment banking services to, and received fees from, Parent. Most recently, Sandler O’Neill acted as a bookrunning manager in connection with Parent’s initial public offering of common stock, which transaction closed in July 2017. In addition, in the ordinary course of our business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Company, Parent and their respective affiliates. We may also actively trade the equity and debt securities of Parent and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Company or Parent, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of Company Common Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Articles of Incorporation and Bylaws of RBB provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. RBB’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the CGCL.

RBB’s Bylaws provide that RBB shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. RBB’s Bylaws also provide that RBB shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not RBB would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of RBB’s Bylaws.

Item 21.	Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement1 2

2.1	Agreement and Plan of Merger dated November 10, 2015 between FTC Holding Company, TomatoBank, RBB Bancorp and Royal Business Bank[3]

2.2	Agreement and Plan of Merger dated April 23, 2018 between First American International Corp. and RBB Bancorp[4] (included as Appendix A in proxy statement/prospectus)[4]

3.1	Articles of Incorporation of RBB Bancorp[3]

3.2	Bylaws of RBB Bancorp[3]

4.1	Specimen common stock certificate of RBB Bancorp[3]

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Opinion of Loren P. Hansen, APC[5]

8.1	Opinion of RSM US LLP

8.2	Opinion of Arnold & Porter Kaye Scholer LLP

10.1	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and Alan Thian3 2

10.2	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and David Morris3 2

10.3	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and Simon Pang3 2

10.4	RBB Bancorp 2010 Stock Option Plan3 2

10.5	Form of Stock Option Award under the RBB Bancorp 2010 Stock Option Plan3 2

10.6	RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.7	Form of Stock Option Award Terms under the RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.8	Form of Stock Appreciation Rights Award under the RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.9	Form of Deferred Stock Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.10	Form of Restricted Stock Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.11	Form of Performance Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan3 2

10.12	Form of Indemnification Agreements entered into with all of the directors and executive officers of RBB Bancorp3 2

10.13	Form of Indemnification Agreement entered into with all of the former directors and executive officers of TFC Holding Company3 2

21.1	Subsidiaries of RBB Bancorp[3]

23.1	Consent of Vavrinek Trine Day & Co., LLP

23.2	Consent of Loren P. Hansen, APC (included as part of Exhibit 5.1)

23.3	Consent of RSM US LLP (Consent of RSM US LLP to be included in Exhibit 8.2)

23.4	Consent of BDO USA, LLP

23.5	Consent of Arnold & Porter Kaye Scholer LLP (included in Exhibit 8.2 to the Registration Statement)

23.6	Consent of Raymond Yu6

24.1	Power of Attorney (included on signature page to this registration statement)

99.1	Form of Proxy Card for the FAIC Special Meeting[7]

99.2	Consent of Sandler O’Neill & Partners, L.P.

Footnote:

1	Filed as Exhibit 1.1 to the Form S-1 filed with the SEC on July 12, 2017 and incorporated herein by reference.
2	Indicates a management contract or compensatory plan.
3	Filed as Exhibits 1.1, 2.1, 3.1, 3.2, 4.1, 10.1 through 10.13 and 21.1 to the Form S-1 filed with the SEC on June 28, 2017 and incorporated herein by reference.
4	Filed as Exhibit 2.1 to the Form 8-K filed with the SEC on April 23, 2018 and incorporated herein by reference.

5	Filed as Exhibit 5.1 to the Form S-4 filed with the SEC on July 23, 2018 and incorporated herein by reference.
6	Filed as Exhibit 23.6 to the Form S-4 filed with thew SEC on July 23, 2018 and incorporated herein by reference.
7	Filed as Exhibit 99.1 to the Form S-4 filed with the SEC on July 23, 2018 and incorporated herein by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RBB BANCORP

/s/ Yee Phong (Alan) Thian
Dated: August 2, 2018	Yee Phong (Alan) Thian Chairman, President and Chief Executive Officer (principal executive officer)

/s/ David Morris
Dated: August 2, 2018	David Morris Executive Vice President and Chief Financial Officer (principal financial officer)

POWER OF ATTORNEY

Each person whose signature appears below appoints Yee Phong (Alan) Thian or David Morris , jointly and severally, each in his own capacity, as true and lawful attorneys-in-fact, with full power or substitution in such person’s name, place and stead, in any and all capacities to sign any amendments to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date

/s/ Yee Phong (Alan) Thian Yee Phong (Alan) Thian	Director (Chairman), President and Chief Executive Officer (principal executive officer)	August 2, 2018

/s/ David Morris David Morris	Executive Vice President and Chief Financial Officer (principal financial officer)	August 2, 2018

* Peter M. Chang	Director	August 2, 2018

* Wendell Chen	Director	August 2, 2018

* Pei-Chin (Peggy) Huang	Director	August 2, 2018

* James W. Kao	Director	August 2, 2018

* Ruey-Chyr Kao	Director	August 2, 2018

* Chie-Min (Christopher) Koo	Director	August 2, 2018

* Christopher Lin	Director	August 2, 2018

* Ko-Yen Lin	Director	August 2, 2018

* Paul Lin	Director	August 2, 2018

* Feng (Richard) Lin	Director	August 2, 2018

* Fui Ming (Catherine) Thian	Director	August 2, 2018

* By: /s/ Yee Phong (Alan) Thian Yee Phong (Alan) Thian	Attorney-in-Fact

* By: /s/ David Morris David Morris	Attorney-in-Fact

As Attorneys-in-Fact pursuant to the Power of Attorney included as part of the signature page to the Registration Statement on Form S-4 filed July 23, 2018